Form 20-F
Pivotal Holdings Corp
filed 2022-03-31
CIK 1875609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 31, 2022

Commission File Number: 001-41339

Swvl Holdings Corp

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

The Offices 4, One Central

Dubai World Trade Center

Dubai, United Arab Emirates

(Address of principal executive offices)

Mostafa Kandil

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Center

Dubai, United Arab Emirates

Telephone number: +971 42241293

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	SWVL	The Nasdaq Stock Market LLC
Warrants	SWVLW	The Nasdaq Stock Market LLC
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one Warrant	GMBTU	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

Class A Ordinary Shares	118,496,102
Warrants	17,433,333
Units	0

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non accelerated filer	☒
(Do not check if a smaller reporting company)

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

EXPLANATORY NOTE

On March 31, 2022 (the “Closing Date”), Swvl Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Holdings” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of July 28, 2021 (as amended, modified or supplemented from time to time, the “Business Combination Agreement”), by and among the Company, Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Swvl”), Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of Holdings (“Cayman Merger Sub”), and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of SPAC (“BVI Merger Sub”). Pursuant to the Business Combination Agreement, among other things, (a) SPAC merged with and into Cayman Merger Sub (the “SPAC Merger”), with Cayman Merger Sub surviving the SPAC Merger (Cayman Merger Sub, in its capacity as the surviving company of the SPAC Merger, the “SPAC Surviving Company”) and becoming the sole owner of all of the issued and outstanding shares, par value $1.00 per share, of BVI Merger Sub (each, a “BVI Merger Sub Common Share”), (b) concurrently with the consummation of the SPAC Merger, Holdings redeemed each Class A ordinary share, par value $0.0001, of Holdings (each, a “Holdings Common Share A”) and each Class B ordinary share, par value $0.0001, of Holdings (each, a “Holdings Common Share B”) issued and outstanding immediately prior to the SPAC Merger for par value, (c) following the SPAC Merger, the SPAC Surviving Company distributed all of the issued and outstanding BVI Merger Sub Common Shares to Holdings (the “BVI Merger Sub Distribution”) and (d) following the BVI Merger Sub Distribution, BVI Merger Sub merged with and into Swvl (the “Company Merger”, and together with the SPAC Merger, the “Mergers”), with Swvl surviving the Company Merger as a wholly owned subsidiary of Holdings. As a result of the Mergers and the other transactions contemplated by the Business Combination Agreement (collectively, the “Business Combination”), the SPAC Surviving Company and Swvl each became wholly owned subsidiaries of Holdings and the securityholders of SPAC and Swvl became securityholders of Holdings.

As part of the Business Combination, at the effective time of the SPAC Merger (the “SPAC Merger Effective Time”), among other things, (a) each Class A ordinary share, par value $0.0001 per share, of SPAC (each, a “SPAC Class A Ordinary Share”) issued and outstanding immediately prior to the SPAC Merger Effective Time was automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share A and (b) each Class B ordinary share, par value $0.0001 per share, of SPAC, was automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share B, (c) each fraction of or whole warrant to purchase SPAC Class A Ordinary Shares (each, a “SPAC Warrant”) issued, outstanding and unexercised immediately prior to the SPAC Merger Effective Time was automatically assumed and converted into a fraction or whole warrant, to acquire (in the case of a whole warrant) one Holdings Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former warrants of SPAC (each such resulting warrant, a “Holdings Warrant”) and (d) without duplication of the foregoing, each unit of SPAC, comprised of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant, existing and outstanding immediately prior to the SPAC Merger Effective Time was automatically cancelled, extinguished and converted into one unit of Holdings (each, a “Holdings Unit”), comprised of one Holdings Common Share A and one-third of one Holdings Warrant.

As part of the Business Combination, at the effective time of the Company Merger (the “Company Merger Effective Time”), among other things, (a) the Holdings Units separated into their component securities and ceased to exist, (b) all of Swvl’s ordinary common shares A of no par value, all of Swvl’s ordinary common shares B of no par value (“Swvl Common Shares B”) and all preferred shares of Swvl (collectively, “Swvl Shares”) outstanding immediately prior to the Company Merger Effective Time (excluding any Swvl Shares held in treasury by Swvl) were automatically cancelled, extinguished and converted into the right to receive (i) a number of Holdings Common Shares A equal to the Exchange Ratio (as defined in the Company’s Amendment No. 7 of the Registration Statement on Form F-4 (333-259800) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2022 (the “Form F-4”)) and (ii) upon the satisfaction of certain conditions more fully described in the Form F-4, the applicable per share earnout consideration, in each case without interest and (c) each then outstanding and unexercised option to purchase Swvl Common Shares B (each, a “Swvl Option”), whether or not vested, were assumed and converted into (i) an option to purchase a number of Holdings Common Shares A equal to the product of (A) the number of Swvl Common Shares B subject to such Swvl Option (assuming payment in cash of the exercise price of such Swvl Option) immediately prior to the Company Merger Effective Time multiplied by (B) the Exchange Ratio (such product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest whole cent) equal to (x) the exercise price per share of such Swvl Option immediately prior to the Company Merger Effective time, divided by (y) the Exchange Ratio (which option will remain subject to the same vesting terms as such Swvl Option) and (ii) a number of restricted stock units that will be settled in Holdings Common Shares A upon the satisfaction of certain price targets or the occurrence of a “change of control” event, as more fully described in the Form F-4. Concurrently with the consummation of the Company Merger at the Company Merger Effective Time, the Swvl Convertible Notes (as defined in the Form F-4) also converted into the right to receive Holdings Common Shares A, as further described in the Form F-4.

In connection with the transactions contemplated by the Business Combination Agreement, SPAC and Holdings entered into subscription agreements (the “PIPE Subscription Agreements”) with a number of investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase, and Holdings agreed to sell to the PIPE Investors in a private placement at or after the Company Merger Effective Time, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $49.7 million, of which $39.7 million was received by the Company at the Company Merger Effective Time. In addition, Swvl issued $71.8 million of exchangeable notes (the “Swvl Exchangeable Notes”) to investors, including certain of the PIPE Investors, which such Swvl Exchangeable Notes were automatically exchanged for Holdings Common Shares A. The aggregate number of Holdings Common Shares A issued at the Company Merger Effective Time in connection with the PIPE Subscription Agreements and the Swvl Exchangeable Notes was 12,188,711.

The Business Combination was consummated on March 31, 2022. The transaction was unanimously approved by SPAC’s board of directors and was approved at the extraordinary general meeting of SPAC’s shareholders held on March 30, 2022 (the “Extraordinary General Meeting”). SPAC’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, the SPAC Surviving Company and Swvl each became wholly owned subsidiaries of Holdings. On April 1, 2022, Holdings Common Shares A and Holdings Warrants (together, the “Company Securities”) will commence trading on the The Nasdaq Stock Market LLC (“Nasdaq”), under the new tickers “SWVL” and “SWVLW,” respectively. The Holdings Units, having automatically separated into their component securities at the Company Merger Effective Time, have ceased to be outstanding.

Certain amounts that appear in this Report may not sum due to rounding.

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

Some of the statements contained in this shell company report on Form 20-F (including information incorporated by reference herein, this “Report”) constitute forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include all matters that are not historical facts, and generally relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions. Forward-looking statements reflect the Company’s current views with respect to, among other things, the Business Combination, the benefits of the Business Combination, the Company’s capital resources, results of operation, financial condition, liquidity, prospects, growth and strategies, future market conditions, economic performance, developments in the capital and credit markets and the operations of Holdings following the Closing. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Report reflect the Company’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause its actual results, levels of activity, performance, or achievements to differ significantly from those expressed in any forward-looking statement. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	the ability to maintain the listing of Class A Ordinary Shares on Nasdaq;

•	the risk that the consummation of the Business Combination disrupts current plans and operations of Swvl;

•

the parties’ ability to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the Business Combination;

•	the Company’s success in attracting and retaining riders and qualified drivers or changes in its officers, key employees or directors following the Business Combination;

•	the risk of reputational challenges based on the behavior of drivers using Swvl’s platform or performance of its operations, including safety, reliability and quality of its services;

•	changes in applicable laws or regulations;

•	the possibility that COVID-19 may adversely affect the results of operations, financial position, and cash flows of the Company;

•	technological changes, particularly across the “software as a service”/“transport as a service” vertical;

•	the inability of the Company’s management team following Closing to properly manage a public company, which may result in difficulty adequately operating and growing its business;

•	data security or privacy breaches, as well as defects, errors, outages or vulnerabilities in Swvl’s technology and that of third-party providers; and

•	the possibility that the Company may be adversely affected by other economic, business, legal or competitive factors.

While forward-looking statements reflect the Company’s good faith beliefs, they are not guarantees of future performance. Except as otherwise required by applicable law, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Report, except as required by applicable law. For a further discussion of these and other factors that could cause the Company’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section “Risk Factors” of the Form F-4, which is incorporated by reference into this Report. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management After the Business Combination,” and under Item 4 of this Report, which are incorporated herein by reference. The business address for each of the Company’s directors and executive officers is The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

B.	Advisers

Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, United States, has acted as counsel for the Company with respect to New York and U.S. Federal law and continues to act as counsel for the Company with respect to New York and U.S. Federal law following the completion of the Business Combination.

Maples and Calder, Ritter House, PO Box 173, Road Town, Tortola VG1110, British Virgin Islands, has acted as counsel for the Company with respect to British Virgin Islands law and continues to act as counsel for the Company with respect to British Virgin Islands law following the completion of the Business Combination.

Slaughter & May, One Bunhill Row, London, EC1Y 8YY, United Kingdom, has acted as counsel for the Company with respect to U.K. law and continues to act as counsel for the Company with respect to U.K. law following the completion of the Business Combination.

C.	Auditors

Grant Thornton Audit and Accounting Limited (Dubai Branch) has acted as the independent auditor for the Company and Swvl for the years ended December 31, 2020 and 2019.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2021, after giving effect to the Business Combination, the PIPE Subscription Agreements funded upon consummation of the Business Combination and the Swvl Exchangeable Notes.

As of June 30, 2021	Historical	Pro Forma
	(U.S. Dollars in millions)
Cash and cash equivalents	$17.8	$150.8

Debt:
Loans and borrowings (non-current)	$0.0	$0.0
Loans and borrowings (current)	$27.7	$0.0
Total indebtedness	$27.7	$0.0

Total Class A Ordinary Shares and Shareholders’ equity / (net deficit)	$(39.8)	$130.6

Total capitalization	$(12.1)	$130.6

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

Item 4.	Information on the Company

A.	History and Development of the Company

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination Agreement. The Company is a business company limited by shares incorporated under the laws of the British Virgin Islands. The Company was incorporated under the laws of the British Virgin Islands on July 23, 2021 under the name Pivotal Holdings Corp. As part of the Business Combination, the Company changed its name to Swvl Holdings Corp. The mailing address of the Company’s registered office is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Company’s principal executive office is The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates. The telephone number of the Company’s principal executive office is +971 42241293. The history and development of the Company and the material terms of the Business Combination are described in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus,” “The Business Combination,” and “Description of Holdings Securities,” which are incorporated herein by reference.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov. The Company’s principal website address is https://www.swvl.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report.

B.	Business Overview

Following and as a result of the Business Combination, all of the Company’s business is conducted through Swvl and its subsidiaries. A description of the business is included in the Form F-4 in the sections entitled “Information About Swvl” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, Swvl became a wholly owned subsidiary of the Company. The subsidiaries of the Company are listed below:

Name	Country of Incorporation	Percentage Ownership Interest Held by Swvl Holdings Corp
Pivotal Merger Sub Company I	Cayman Islands	100%
Swvl For Smart Transport Applications and Services LLC	Egypt	99.8%
Swvl Global FZE	United Arab Emirates	100%
Swvl Inc.	British Virgin Islands	100%
Swvl MY For Information Technology SDN BHD	Malaysia	100%
Swvl NBO Limited	Kenya	100%
Swvl Pakistan (Private) Limited	Pakistan	99.9987%
SWVL Saudi for Information Technology	Saudi Arabia	100%
Swvl Technologies FZE	United Arab Emirates	100%
Swvl Technologies Limited	Kenya	100%

D.	Property, Plants and Equipment

The Company’s property, plants and equipment are held through Swvl. Information regarding Swvl’s property, plants and equipment is described in the Form F-4 under the headings “Information About Swvl—Facilities,” which information is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The discussion and analysis of the financial condition and results of operation of Swvl, the Company’s operating subsidiary, is included in the Form F-4 in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Swvl,” which information is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management After the Business Combination,” which is incorporated herein by reference.

On March 29, 2022, the Company selected Gbenga Oyebode to serve as a Class I director on the Company’s Board of Directors and as a member of the Company’s audit committee.

Gbenga Oyebode, age 62, is the co-founder and former chairman of Aluko & Oyebode, one of the largest law firms in Nigeria. Mr. Oyebode currently serves on the boards of Nestlé Nigeria Plc, Lafarge Africa Plc, Socfinaf SA, Okomu Oil Palm Company and PZ Cussons Nigeria PLC. In addition, Mr. Oyebode embodies a spirit of philanthropy through his service as the chairman of Teach for Nigeria, director of Teach for All and as a member of the Global Advisory Council of the African Leadership Academy. Mr. Oyebode also sits on the boards of Jazz at the Lincoln Center, the African Philanthropy Forum, Carnegie Hall and the Ford Foundation. Mr. Oyebode has previously served on the boards of Access Bank Plc and MTN Nigeria Plc. Mr. Oyebode holds bachelor of laws degrees from the University of Ife and the Nigerian Law School and a master of laws degree from the University of Pennsylvania. He also holds one of Nigeria’s highest honors, the Member of the Order of the Federal Republic of Nigeria, and is a recipient of the Belgian royal honor of Knight of the Order of Leopold.

B.	Compensation

Information pertaining to the compensation of the directors and executive officers of the Company is set forth in the Form F-4, in the section titled “Executive Compensation,” which is incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the section titled “Management After the Business Combination,” which is incorporated herein by reference.

D.     Employees

Information pertaining to the Company’s employees is set forth in the Form F-4, in the section titled “Information About Swvl—Employees,” which is incorporated herein by reference.

E.     Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Class A Ordinary Shares as of the date hereof by:

•	each person known by us to be the beneficial owner of more than 5% of Class A Ordinary Shares;

•	each of our directors and executive officers; and

•	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities if that person has a right to acquire within 60 days, including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the date hereof, there are 118,496,102 Class A Ordinary Shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

Beneficial Owner	Class A Ordinary Shares	% of Class A Ordinary Shares
Five Percent Holders of the Company:
Queen’s Gambit Holdings LLC (1)	14,558,333	11.7%
Memphis Equity Ltd. (2) (7)	17,893,053	15.1%
VNV (Cyprus) Limited (3) (7)	14,462,414	12.2%
DiGame Africa (4) (7)	10,297,942	8.7%
Directors and Executive Officers of the Company: (5)
Mostafa Kandil (7)	7,549,815	6.4%
Youssef Salem	*	*
Dany Farha (2) (6)	17,893,053	15.1%
W. Steve Albrecht	—	—
Esther Dyson	*	*
Victoria Grace (1)	14,558,333	11.7%
Ahmed Sabbah (7)	7,549,815	6.4%
Lone Fønss Schrøder	—	—
Bjorn von Sivers	—	—
Gbenga Oyebode	—	—
All Directors and Executive Officers of the Company as a Group (Ten Individuals)	47,914,916	38.5%

*	Less than one percent.

(1)

Consisting of 8,625,000 Ordinary Shares and 5,933,333 Sponsor Warrants. Queen’s Gambit Holdings LLC (the “Sponsor”) is the record holder of the shares reported herein. Victoria Grace is the managing member of the Sponsor.

(2)

Investment and voting decisions for securities held by Memphis Equity Ltd. are made by the investment committee of Memphis Equity Ltd., which, the Company has been informed by Memphis Equity Ltd., consists of Dany Farha and Yousef Hammad.

(3)

Investment and voting decisions for securities held by VNV (Cyprus) Limited are made by a majority of the members of the board of directors of VNV (Cyprus) Limited, which the Company has been informed by VNV (Cyprus) Limited, is comprised of Boris Sinegubko, Eleni Chrysostomides, Georgia Chrysostomides and Chrystalla Dekatris.

(4)

Investment and voting decisions for securities held by DiGame Africa are made by a majority of the members of the board of directors of DiGame Investment Company, which the Company has been informed by DiGame Africa, is comprised of Samer Salty, Shane Tedjarati, Esther Dyson, Samir Mikati and Samir Hammami.

(5)	The business address for each director and executive officer of the Company is The Offices 4, One Central, Dubai World Trade Centre, Dubai, UAE.

(6)	Consists of 17,893,053 Class A Ordinary Shares held by Memphis Equity Ltd. and deemed beneficially owned by Mr. Farha as a result of his membership on the investment committee of Memphis Equity Ltd.
(7)	Party to the Shareholders’ Agreement, which is filed as exhibit 4.6 to this Report.

B.	Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Form F-4, in the section titled “Certain Relationships and Related Party Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 under the heading “Information About Swvl—Legal Proceedings,” which is incorporated herein by reference.

Dividend Policy

Information regarding the Company’s policy on dividend distributions is described in the Form F-4 under the heading “Market Price and Dividend Information,” which is incorporated herein by reference. The Company has not paid any cash dividends on Class A Ordinary Shares since the Business Combination and currently has no plans to pay cash dividends on such securities.

B.	Significant Changes

A discussion of significant changes since December 31, 2020 and June 30, 2021, respectively, is provided under Item 4 of this Report and is incorporated herein by reference.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Class A Ordinary Shares, public Warrants and, through March 31, 2022, Units, are listed on Nasdaq under the symbols “SWVL”, “SWVLW” and “GMBTU”, respectively. Holders of Class A Ordinary Shares and public Warrants should obtain current market quotations for their securities. The Units separated into their component securities at the Company Merger Effective Time and have ceased to be outstanding.

Information regarding Class A Ordinary Shares is described in the Form F-4 under the heading “Description of Holdings Securities—Holdings Common Shares A,” which is incorporated by reference herein.

Information regarding lock-up restrictions applicable to Class A Ordinary Shares is described in the Form F-4 under the heading “The Business Combination—Related Agreements,” which is incorporated herein by reference.

Information regarding the public Warrants is described in the Form F-4 under the heading “Description of Holdings Securities—Holdings Warrants,” which is incorporated by reference herein.

Information regarding the Units is described in the Form F-4 under the heading “Description of Holdings Securities—Holdings Units,” which is incorporated by reference herein.

B.	Plan of Distribution

Not applicable.

C.	Markets

Class A Ordinary Shares, public Warrants and, through March 31, 2022, Units, are listed on Nasdaq under the symbols “SWVL”, “SWVLW” and “GMBTU”, respectively. The Units separated into their component securities at the Company Merger Effective Time and have ceased to be outstanding.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

As of the date hereof, subsequent to the closing of the Business Combination, there were 118,496,102 Class A Ordinary Shares with par value of $0.0001 per share that were outstanding and issued. There are also 17,433,333 Warrants outstanding, each exercisable at $11.50 per one Class A Ordinary Share, of which 11,500,000 are public warrants (“Public Warrants”) listed on Nasdaq and 5,933,333 private placement warrants (“Private Warrants”) held by the Sponsor. There are no Units outstanding, each Unit having automatically separated into its component securities at the Company Merger Effective Time.

Information regarding the Company’s share capital is described in the Form F-4 under the heading “Description of Holdings Securities,” which is incorporated herein by reference.

B.	Memorandum and Articles of Association

The second amended and restated articles of association of the Company effective as of the Closing Date (the “Public Company Articles”) are filed as part of this Report.

The following represents a summary of certain key provisions of the Public Company Articles. The summary does not purport to be a summary of all of the provisions of the Public Company Articles. Please refer to the Public Company Articles, filed as exhibit 1.1 to this Report, for more information.

The Company is a British Virgin Islands company limited by shares and its affairs are governed by the Public Company Articles and the British Virgin Islands Companies Act (the “BVI Companies Act”) (each as amended or modified from time to time). Under the Public Company Articles, and subject to the BVI Companies Act, the Company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges.

Authorized Shares

The Public Company Articles authorize the issuance of up to 555,000,000 shares, consisting of (a) 500,000,000 Class A Ordinary Shares and (b) 55,000,000 preferred shares. All outstanding Class A Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates representing Class A Ordinary Shares are issued in registered form.

All options, regardless of grant dates, will entitle holders to an equivalent number of Class A Ordinary Shares once the vesting and exercising conditions are met.

Key Provisions of the Public Company Articles and British Virgin Islands Law Affecting the Company’s Class A Ordinary Shares or Corporate Governance

Voting Rights

The holders of Class A Ordinary Shares securities are entitled to one vote per share on all matters to be voted on by shareholders. The Public Company Articles do not provide for cumulative voting with respect to the election of directors.

Transfer

All Class A Ordinary Shares are issued in registered form and may be freely transferred under the Public Company Articles, unless any such transfer is restricted or prohibited by another instrument, Nasdaq rules or applicable securities laws.

Under the BVI Companies Act, shares that are listed on a recognized exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the Public Company Articles.

Among other things, certain of the shareholders of the Company, pursuant to the lock-up agreements entered into in connection with the Business Combination and the letter agreement, dated as of July 28, 2021, by and among the Sponsor, the Company and SPAC, may not transfer their Class A Ordinary Shares during the 6 or 12 month period (as applicable) following consummation of the Business Combination. Additionally, any Company Securities received in the Business Combination by persons who are or become affiliates of the Company for purposes of Rule 144 under the Securities Act may be resold only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of the Company generally include individuals or entities that control, are controlled by or are under common control with, the Company and may include the directors and executive officers of the Company, as well as its significant shareholders.

Redemption Rights

The BVI Companies Act and the Public Company Articles permit the Company to purchase its own shares with the prior written consent of the relevant members, on such terms and in such manner as may be determined by its board of directors and by a resolution of directors and in accordance with the BVI Companies Act.

Dividends and Distributions

Pursuant to the Public Company Articles and the BVI Companies Act, the board of directors of the Company (the “Company Board”) may from time to time declare dividends and other distributions, and authorize payment thereof, if, in accordance with the BVI Companies Act, the Company Board is satisfied that immediately after the payment of any such dividend or distribution, (a) the value of the Company’s assets exceeds its liabilities and (b) the Company is able to pay its debts as they fall due. Each of holder of Class A Ordinary Shares has equal rights with regard to dividends and to distributions of the surplus assets of the Company, if any.

Other Rights

Under the Public Company Articles, the holders of Company Securities are not entitled to any preemptive rights or anti-dilution rights. Company Securities are not subject to any sinking fund provisions.

Calls on Class A Ordinary Shares and Forfeiture of Class A Ordinary Shares

The Company Board may from time to time make calls upon members for any amounts unpaid on their Class A Ordinary Shares in a notice served to such members at least 14 clear days prior to the specified time of payment. The Class A Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Issuance of Additional Shares

The Public Company Articles authorize the Company Board to issue additional Class A Ordinary Shares from time to time as the Company Board shall determine, subject to the BVI Companies Act and the provisions, if any, in the Public Company Articles (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of any applicable exchange, the SEC and/or any other competent regulatory authority and without prejudice to any rights attached to any existing shares.

However, under British Virgin Islands law, the Company directors may only exercise the rights and powers granted to them under the Public Company Articles for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

Meetings of Shareholders

Under the Public Company Articles, the Company may, but is not obligated to, hold an annual general meeting each year. The Company Board or the chair, if in office, may call an annual general meeting or an extraordinary general meeting upon not less than seven days’ notice unless such notice is waived in accordance with the Public Company Articles. A meeting notice must specify the place, day and hour of the meeting and the general nature of the business to be conducted at such meeting. At any general meeting of the Company shareholders, a majority of the voting power of the Company shares entitled to vote at such meeting shall constitute a quorum. Subject to the requirements of the BVI Companies Act, only those matters set forth in the notice of the general meeting or (solely in the case of a meeting convened upon a Company Members’ Requisition (as defined below)) properly requested in connection with a Company Members’ Requisition may be considered or acted upon at a meeting of the Company shareholders.

Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Under the Public Company Articles, shareholders have the right to call extraordinary general meetings of shareholders (a “Company Members’ Requisition”). To properly call an extraordinary general meeting pursuant to a Company Members Requisition, (a) the request of shareholders representing not less than 30% of the voting power represented by all issued and outstanding shares of the Company in respect of the matter for which such meeting is requested must be deposited at the registered office of the Company and (b) the requisitioning shareholders must comply with certain information requirements specified in the Public Company Articles.

In connection with any meeting of shareholders, the right of a shareholder to bring other business or to nominate a candidate for election to the Company Board must be exercised in compliance with the requirements of the Public Company Articles. Among other things, notice of such other business or nomination must be received at the registered office of the Company not later than the close of business on the date that is 120 days before, and not earlier than the close of business on the date that is 150 days before, the one-year anniversary of the preceding year’s annual general meeting, subject to certain exceptions.

Liquidation

On a liquidation or winding-up of the Company, assets available for distribution among the holders of Class A Ordinary Shares shall be distributed among the holders of Class A Ordinary Shares on a pro rata basis.

Inspection of Books and Records

A member of the Company is entitled, on giving written notice to the Company, to inspect (a) the memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he or she is a member, and to make copies of or take extracts from the documents and records. Subject to the Public Company Articles, the directors may, if they are satisfied that it would be contrary to the interests of the Company to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous 10 years.

Preference Shares

The Public Company Articles provide that preference shares may be issued from time to time in one or more series. The Company Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series by an amendment to the Public Company Articles to be approved by the Company Board. The Company Board is able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of Class A Ordinary Shares and could have anti-takeover effects. The ability of the Company Board to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. The Company has no preference shares issued and outstanding at the date of this Report. Although the Company does not currently intend to issue any preference shares, the Company cannot assure you that it will not do so in the future. Any amendment to the Public Company Articles by the Company Board in order to assign rights to any preference shares and the issuance of such preference shares would be subject to applicable directors’ duties.

Anti-Takeover Provisions

Some provisions of the Public Company Articles may discourage, delay or prevent a change of control of the Company or management that members may consider favorable, including, among other things:

•	a classified board of directors with staggered, three-year terms;

•

the ability of the Company Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, potentially without shareholder approval;

•

the right of Mostafa Kandil to serve as Chair of the Company Board so long as he remains Chief Executive Officer of the Company and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of the Company;

•

until the completion of the Company’s third annual meeting of shareholders following the consummation of the Business Combination, commitments by major shareholders to vote in favor of the appointment of the Company designees to the Company Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Company Board, subject to specified conditions);

•	the limitation of liability of, and the indemnification of and advancement of expenses to, members of the Company Board;

•

advance notice procedures with which shareholders must comply to nominate candidates to the Company Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in the Company Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of the Company;

•	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;

•	that shareholders may not act by written consent in lieu of a meeting or call extraordinary meetings;

•	the right of the Company Board to fill vacancies created by the expansion of the Company Board or the resignation, death or removal of a director; and

•

that the Public Company Articles may be amended only by the Company Board or by the affirmative vote of holders of a majority of not less than 75% of the voting power of all of the then-outstanding shares of the Company.

However, under British Virgin Islands law, the directors of the Company may only exercise the rights and powers granted to them under the Public Company Articles for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

C.	Material Contracts

Material Contracts Relating to the Company’s Operations

Information pertaining to certain of the Company’s material contracts is set forth in the Form F-4, in the sections titled “Information about Swvl,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl—Recent Developments,” Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl—Indebtedness,” “Risk Factors—Risks Relating to Operational Factors Affecting Swvl” and “Certain Relationships and Related Party Transactions,” each of which is incorporated herein by reference.

Definitive Agreement to Acquire door2door

On March 24, 2021, we announced a definitive agreement to acquire door2door, a European high-growth mobility platform that partners with municipalities, public transit operators, corporations, and automotive companies, providing software for on-demand mobility, multimodal routing and mobility analytics. The closing of the door2door transaction is subject to customary closing conditions and is expected to be completed in Q2 2022. The transaction with door2door will create a leading global mass transit player, with synergies on offerings, geography, partnerships and product domain. The foregoing summary is qualified in its entirety by reference to the full text of the sale and purchase agreement filed as exhibit 4.23 to this Form 20-F.

B. Riley Purchase Agreement and Registration Rights Agreement

On March 22, 2022, the Company and Swvl entered into a purchase agreement and a registration rights agreement with B. Riley Principal Capital in order to establish a committed equity financing facility following the consummation of the Business Combination. The purchase agreement and registration rights agreement will become effective upon the satisfaction of the conditions set forth in the purchase agreement, which shall not occur earlier than 5:00 p.m., New York City time, on April 4, 2022, and prior to such closing date, the purchase agreement and the registration rights agreement have no force or effect.

Upon the terms and subject to the satisfaction of the conditions set forth in the purchase agreement, the Company will have the right to sell to B. Riley Principal Capital up to $471.7 million (the “Total Commitment”), of the Company’s newly issued Class A Ordinary Shares, from time to time during the term of the purchase agreement.

Upon the initial satisfaction of the conditions to B. Riley Principal Capital’s purchase obligation set forth in the purchase agreement (the “Commencement”), including that a registration statement registering under the Securities Act of 1933, as amended (the “Securities Act”), the resale by B. Riley Principal Capital of Class A Ordinary Shares issued to it by the Company under the purchase agreement, which the Company agreed to file with the SEC following the B. Riley Closing pursuant to the registration rights agreement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time to time at the Company’s sole discretion over the 24-month period from and after the Commencement, to direct B. Riley Principal Capital to purchase a specified amount of Class A Ordinary Shares (such specified amount, the “Purchase Share Amount”), not to exceed a daily maximum calculated in accordance with the terms of the purchase agreement.

The per share purchase price for the Class A Ordinary Shares that the Company elects to sell to B. Riley Principal Capital in a Purchase pursuant to the purchase agreement, if any, will be determined by reference to the volume weighted average price of the Class A Ordinary Shares (the “VWAP”), less a variable discount of 3% or 5% (determined by the amount of Class A Ordinary Shares the Company elects to sell on a particular day).

There is no upper limit on the price per share that B. Riley Principal Capital could be obligated to pay for the Class A Ordinary Shares the Company may elect to sell to it in any Purchase or any Additional Purchase under the purchase agreement. From and after Commencement, the Company will control the timing and amount of any sales of Class A Ordinary Shares to B. Riley Principal Capital. Actual sales of Class A Ordinary Shares to B. Riley Principal Capital under the purchase agreement will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the Company’s Class A Ordinary Shares and determinations by the Company as to the appropriate sources of funding for its business and its operations.

The Company may not issue or sell any Class A Ordinary Shares to B. Riley Principal Capital under the purchase agreement which, when aggregated with all other Class A Ordinary Shares then beneficially owned by B. Riley Principal Capital and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder), would result in B. Riley Principal Capital beneficially owning more than 4.99% of the outstanding Class A Ordinary Shares.

The net proceeds under the purchase agreement to the Company will depend on the frequency and prices at which the Company sells its Class A Ordinary Shares to B. Riley Principal Capital. The Company currently expects that any proceeds received by it from such sales to B. Riley Principal Capital will be used for working capital and general corporate purposes, including to fund acquisitions.

The purchase agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the 24-month anniversary of the date of the Commencement, (ii) the date on which B. Riley Principal Capital shall have purchased from the Company under the purchase agreement Class A Ordinary Shares for an aggregate gross purchase price equal to the Total Commitment and (iii) certain other customary termination events. The Company has the right to terminate the purchase agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice to B. Riley Principal Capital. B. Riley Capital will also have the right to terminate the purchase agreement, at no cost or penalty, upon five trading days’ prior written notice to the Company, if certain events occur or conditions are not met, including if the initial registration statement is not filed or has not been declared effective by the specified deadlines in the registration rights agreement. The Company and B. Riley Principal Capital may also agree to terminate the purchase agreement by mutual written consent. No provision of the purchase agreement or the registration rights agreement may be modified or waived by the Company or B. Riley Principal Capital from and after the date that is one (1) trading day immediately preceding the date on which the initial registration statement is initially filed with the Commission.

As consideration for B. Riley Principal Capital’s commitment to purchase Class A Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the purchase agreement, on the trading day immediately following the B. Riley Closing Date, the Company will issue the number of Class A Ordinary Shares to B. Riley Principal Capital equal to the quotient obtained by dividing (a) the product of (i) 0.0075 and (ii) the Total Commitment at the B. Riley Closing, by (b) the VWAP of the Class A Ordinary Shares for the full primary (or “regular”) trading session on Nasdaq on the trading day immediately preceding the B. Riley Closing Date.

The foregoing summary is qualified in its entirety by reference to the full text of the purchase agreement and registration rights agreement filed as exhibits 4.12 and 4.13, respectively, to this Form 20-F.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Form F-4 in the section titled “The Business Combination” is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement in the Form F-4 in the section titled “The Business Combination—Related Agreements” is incorporated herein by reference.

D.	Exchange Controls

There is no exchange control legislation under British Virgin Islands law and accordingly there are no exchange control regulations imposed under British Virgin Islands law.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the section titled “Material Tax Considerations,” which is incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding the Company’s policy on dividends is described in the Form F-4 under the heading “Market Price and Dividend Information,” which is incorporated herein by reference. The Company has not paid any cash dividends on Class A Ordinary Shares since the Business Combination and currently has no plans to pay cash dividends on such securities. The Company has not identified a paying agent.

G.	Statement by Experts

The financial statements for Swvl Inc. at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020 and 2019, incorporated by reference herein, have been audited by Grant Thornton Audit and Accounting Limited (Dubai Branch), an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements for SPAC as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period from December 9, 2020 (inception) through December 31, 2020, have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, and are included in this Report in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required to, furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl—Quantitative and Qualitative Disclosures about Market Risks” in the Form F-4 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

Warrants

Upon the completion of the Business Combination, there were 11,500,000 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, will become exercisable on April 30, 2022, which is 30 days after the completion of the Business Combination. The Public Warrants will expire on March 31, 2027 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 5,933,333 Private Warrants held by the Sponsor. The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants (and, as applicable, the Class A Ordinary Shares issuable upon exercise of the Private Warrants), so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may not (including the Class A Ordinary Shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

Units

At the Company Merger Effective Time, the Class A Ordinary Shares and the public Warrants comprising each existing and outstanding Unit immediately prior to the Company Merger Effective Time were automatically separated and the Units ceased to exist.

PART II

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The audited consolidated financial statements of Swvl and its subsidiaries contained in the Form F-4 between pages F-62 and F-113 are incorporated herein by reference.

The unaudited condensed consolidated interim financial statements of Swvl and its subsidiaries contained in the Form F-4 between pages F-41 and F-61 are incorporated herein by reference.

The audited consolidated financial statements of SPAC are included as Exhibit 15.1 to this Report.

The unaudited condensed consolidated interim financial statements of SPAC contained in the Form F-4 between pages F-2 and F-25 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of Swvl and SPAC are attached as Exhibit 15.2 to this Report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this Report:

Exhibit Number	Description of Exhibit

1.1*	Second Amended and Restated Memorandum and Articles of Swvl Holdings Corp (formerly known as Pivotal Holdings Corp).

2.1	Specimen Unit Certificate, incorporated by reference to exhibit 4.1 to Amendment No. 7 to the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

2.2	Specimen Common Share A Certificate, incorporated by reference to exhibit 4.4 to Amendment No. 7 to the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

2.3	Specimen Warrant Certificate, incorporated by reference to exhibit 4.5 to Amendment No. 7 to the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

2.4*	Warrant Agreement, dated January 19, 2021, between SPAC and Continental Stock Transfer & Trust Company, as warrant agent.

2.5*	Warrant Assignment, Assumption and Amendment Agreement, dated March 30, 2022, by and among SPAC, Holdings and Continental Stock Transfer & Trust Company.

4.1†	Business Combination Agreement, dated July 28, 2021 by and among SPAC, Swvl, Holdings, Cayman Merger Sub, and BVI Merger Sub, incorporated by reference to Annex A-1 to Amendment No. 7 to the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.2†	First Amendment to the Business Combination Agreement, dated January 31, 2022, by and among SPAC, Swvl, Holdings, Cayman Merger Sub and BVI Merger Sub, incorporated by reference to Annex A-2 to Amendment No. 7 to the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.3	Second Amendment to the Business Combination Agreement, dated March 3, 2022 by and among SPAC, Swvl, Swvl Holdings, Cayman Merger Sub and BVI Merger Sub, incorporated by reference to Annex A-3 to Amendment No. 7 to the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.4*	Form of Swvl Transaction Support Agreement.

4.5	Form of SPAC Shareholder Support Agreements, incorporated by reference to exhibit 10.2 to Amendment No. 7 of the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.6*	Holdings Shareholders’ Agreement, dated as of July 28, 2021, by and among Holdings, the Sponsor and certain shareholders of Holdings.

4.7*	Registration Rights Agreement, dated July 28, 2021 by and among Swvl, SPAC, the Sponsor, Holdings and certain shareholders of Swvl.

4.8*	Form of Lock-Up Agreement.

4.9*	Sponsor Agreement, dated July 28, 2021, by and among Swvl, SPAC and the Sponsor.

Exhibit Number	Description of Exhibit

4.10	Form of Swvl Exchangeable Note, incorporated by reference to exhibit 10.7 to Amendment No. 7 of the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.11†	Agreement for the Sale and Purchase of Shares of Shotl Transportation, S.L., dated as of August 18, 2021, by and among Swvl Global FZE, Swvl, Marfina, S.L., Camina Lab, S.L., Mr. Osvald Martret Martinez and Mr. Gerard Martret Martinez, incorporated by reference to exhibit 10.8 to Amendment No. 7 of the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.12*	Ordinary Shares Purchase Agreement, dated as of March 22, 2022, by and among the Company, Swvl and B. Riley Principal Capital, LLC.

4.13*	Registration Rights Agreement, dated as of March 22, 2022, by and among the Company, Swvl and B. Riley Principal Capital, LLC.

4.14††	Form of Holdings Omnibus Incentive Compensation Plan, incorporated by reference to exhibit 10.9 to Amendment No. 7 of the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.15††	Employment Agreement, dated July 28, 2021, by and among Mostafa Kandil, Holdings and Swvl Global FZE, incorporated by reference to exhibit 10.10 to Amendment No. 7 of the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.16††	Swvl 2019 Share Option Plan, incorporated by reference to exhibit 10.12 to Amendment No. 7 of the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.17††	Amendment to the Swvl 2019 Share Option Plan, dated July 28, 2021, incorporated by reference to exhibit 10.13 to Amendment No. 7 of the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.18††	Form of Award Agreement to the Swvl 2019 Share Option Plan, incorporated by reference to exhibit 10.14 to Amendment No. 7 of the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.19††*	Amended and Restated Employment Agreement, dated March 31, 2022, by and among Youssef Salem, Holdings and Swvl Global FZE.

4.20††*	Form of Notice of Stock Option Award under the Holdings Omnibus Incentive Compensation Plan.

4.21††*	Form of Notice of Restricted Stock Unit Award under the Holdings Omnibus Incentive Compensation Plan.

4.22	Interim Management Agreement, dated November 10, 2021, by and among Swvl Jordan, Swvl Inc. and the individual holder of the shares of Swvl Jordan, incorporated by reference to exhibit 10.17 to Amendment No. 7 of the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.23†*	Sale and Purchase Agreement, dated March 24, 2022, by and between Rivertree Beteiligungsgesellschaft mbH, Dr. Günther Lamperstorfer,KfW, Social media Enterprises GmbH, Ariel Luedi, Dr. Tom Kirschbaum, Maxim Nohroudi, Blirz B22-203 GmbH and Swvl, Inc.

8.1	Subsidiaries of Holdings, incorporated by reference to exhibit 21.1 to Amendment No. 7 of the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

15.1*	Financial Statements of SPAC for the fiscal years ended December 31, 2021 and December 31, 2020.

15.2*	Unaudited Pro Forma Condensed Combined Financial Information of Holdings and Swvl for the period ended June 30, 2021.

15.3*	Consent of Grant Thornton Audit and Accounting Limited (Dubai Branch).

15.4*	Consent of WithumSmith+Brown, PC.

*	Filed herewith.
†	Schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
††	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SWVL HOLDINGS CORP

By:	/s/ Mostafa Kandil
Mostafa Kandil Chief Executive Officer

Date: March 31, 2022