Form 20-F
period 2021-12-31
Swvl Holdings Corp
filed 2022-04-15
CIK 1875609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F
ORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ende
d December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A
Commission File
Number:
001-41339

SWVL HOLDINGS CORP
(Exact name of Registrant as specified in its charter)

Not Applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
The Offices 4, One Central
Dubai World Trade Centre
Dubai, United Arab Emirates
(Address of principal executive offices)
Mostafa Kandil
Swvl Holdings Corp
The Offices 4, One Central
Dubai World Trade Centre
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Outstanding
as of
December 31, 2021: 1 Class A Ordinary Share and 0 warrants.
Outstanding
as of April 14, 2022
: 118,883,073 Class A Ordinary Shares and 17,433,333 warrants.
Indicate
by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this
report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate
by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒
Indicate
by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, anon-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check
mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by		Other ☐
	the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow
.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act
).    Yes  ☐    No  ☒

SWVL HOLDINGS CORP

i

EXPLANATORY NOTE
On March 31, 2022, Swvl Holdings Corp (“Holdings”), formerly known as Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands, consummated the transactions contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated as of July 28, 2021, as amended, by and among Holdings, Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Swvl”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of Holdings (“Cayman Merger Sub”) and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of SPAC (“BVI Merger Sub”), pursuant to which Swvl became a wholly owned subsidiary of Holdings. On April 1, 2022, Swvl’s ordinary shares (“Ordinary Shares”) and public warrants (“Warrants”) (together, the “Swvl Securities”) began trading on the Nasdaq under the symbols “SWVL” and “SWVLW”, respectively. Unless otherwise stated or the context otherwise requires, for the purposes of this Report, “Swvl”, “we”, “us”, “our”, or the “Company” refer to the business of Holdings and its subsidiaries.

1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section of this Report entitled “Item 3.D. Risk Factors.”
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

2

FREQUENTLY USED TERMS
Unless the context otherwise requires, references in this Report to:

•	“B2B” are to “business to business”;

•	“B2C” are to “business to consumer”;

•	“bookings” are to seats that have been reserved by riders on a ride;

•
“Business Combination Agreement” are to that certain Business Combination Agreement, dated as of July 28, 2021, by and among Swvl Inc., SPAC, Holdings, Cayman Merger Sub and BVI Merger Sub, as amended;

•	“Business Combination” are to the transactions effected by the Business Combination Agreement;

•	“BVI” are to the British Virgin Islands;

•	“BVI Companies Act” are to the BVI Business Companies Act (As Revised);

•	“captains” are to drivers using Swvl’s platform;

•	“Exchange Act” are to the Securities Exchange Act of 1934;

•
“Holdings” are to Swvl Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands, formerly known as Pivotal Holdings Corp, and unless otherwise stated or the context otherwise requires, for the purposes of this Report, “Swvl”, “we”, “us”, “our” and the “Company” refer to the business of Holdings and its subsidiaries;

•	“IFRS” are to International Financial Reporting Standards as issued by the IASB;

•	“Ordinary Shares” are to Swvl’s Class A Ordinary Shares listed on the Nasdaq under the trading symbol “SWVL”;

•	“Nasdaq” are to The Nasdaq Stock Market LLC;

•	“riders” are to persons filling seats on rides;

•	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“seats” are to physical spaces on rides that can be booked by riders;

•	“SEC” are to the Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“service provider” are to any employee, officer, director, individual independent contractor or individual consultant of Swvl or any Swvl Subsidiary;

•	“Sponsor Warrants” are to Swvl’s private warrants initially issued in a private placement to Queen’s Gambit Holdings, LLC.

•	“Swvl Board” are to the board of directors of Swvl Holdings Corp.

3

•	“Swvl Securities” are to Swvl’s Ordinary Shares and Warrants.

•	“Warrants” are to Swvl’s public warrants listed on the Nasdaq under the trading symbol “SWVLW.”

4

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management
Not applicable.

B.	Advisors
Not applicable.

C.	Auditors
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary
An investment in our securities involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

•	Several countries in which Swvl operates and plans to operate in the future have been subject to political and economic instability.

•	Swvl’s limited operating history and rapidly evolving business make it particularly difficult to evaluate Swvl’s prospects and the risks and challenges Swvl may encounter.

•
The mass transit ridesharing market is still in relatively early stages of growth and if the market does not continue to grow, grows more slowly than Swvl expects or fails to grow as large as Swvl expects, Swvl’s business, financial condition and operating results could be adversely affected.

•
If Swvl fails to cost-effectively attract and retain qualified drivers to use its platform, or to increase utilization of Swvl’s platform by Swvl’s currently contracted drivers, Swvl’s business, financial condition and operating results could be harmed.

•
If Swvl fails to cost-effectively attract and retain new riders or to increase utilization of its platform by existing riders, Swvl’s business, financial condition and operating results could be harmed.

•
Swvl depends on its key personnel and other highly skilled personnel, and if Swvl fails to attract, retain, motivate or integrate its personnel, Swvl’s business, financial condition and operating results could be adversely affected.

•
Swvl’s reputation, brand and the network effects among the drivers and riders using Swvl’s platform are important to its success, and if Swvl is not able to maintain and continue developing its reputation, brand and network effects, its business, financial condition and operating results could be adversely affected.

•	Swvl’s growth strategy will subject it to additional costs, compliance requirements and risks, and Swvl’s expansion plans may not be successful.

•
Swvl has not historically maintained insurance coverage for its operations. Swvl may not be able to mitigate the risks facing its business and could incur significant uninsured losses, which could adversely affect its business, financial condition and operating results.

•
Any actual or perceived security or privacy breach could interrupt Swvl’s operations and adversely affect its reputation, brand, business, financial condition and operating results. Swvl has previously experienced a data breach that resulted in the exposure of its customers’ personal information.

•
If Swvl fails to effectively predict rider demand, to set pricing and routing accordingly or to run routes that are consistent with the availability of drivers using its platform, Swvl’s business, financial condition and operating results could be adversely affected.

•	If Swvl is not able to successfully develop new offerings on its platform and enhance its existing offerings, Swvl’s business, financial condition and operating results could be adversely affected.

•
Swvl’s metrics and estimates, including the key metrics included in this Report, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm Swvl’s reputation and negatively affect Swvl’s business, financial condition and operating results.

•	Any failure to offer high-quality user support may harm Swvl’s relationships with users and could adversely affect Swvl’s reputation, brand, business, financial condition, and operating results.

•
Systems failures and resulting interruptions in the availability of Swvl’s website, applications, platform, or offerings could adversely affect Swvl’s business, financial condition, and operating results.

•
If Swvl is unable to make acquisitions and investments or successfully integrate them into its business, or if Swvl enters into strategic transactions that do not achieve its objectives, Swvl’s business, financial condition and operating results could be adversely affected.

•
Swvl has identified material weaknesses in its internal control over financial reporting. If for any reason Swvl is unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, Swvl’s ability to produce accurate and timely consolidated financial statements may be impaired, which may harm Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl.

•
Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and operating results.

•
As Swvl expands its offerings, it may become subject to additional laws and regulations, and any actual or perceived failure by Swvl to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect Swvl’s business, financial condition, and operating results.

•	Failure to protect or enforce Swvl’s intellectual property rights could harm Swvl’s business, financial condition and operating results.

•	Claims by others that Swvl infringed their proprietary technology or other intellectual property rights could harm Swvl’s business, financial condition and operating results.

•
Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by Swvl to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect Swvl’s business.

•	Swvl’s business would be adversely affected if the drivers using its platform were classified as employees.

•	The COVID-19 pandemic and related responsive measures have negatively impacted, and may in the future negatively impact, Swvl’s business.

•
Swvl is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Swvl Securities less attractive to investors. As a foreign private issuer, Swvl is not subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•	The other risks and uncertainties are discussed in this “Risk Factors” section.
Risks Related to Operational Factors Affecting Swvl
Swvl’s limited operating history and evolving business make it particularly difficult to evaluate Swvl’s prospects and the risks and challenges Swvl may encounter.
While Swvl has primarily focused on mass transit ridesharing services since Swvl launched in 2017, Swvl’s business continues to evolve. Beginning in 2020, Swvl reevaluated and adjusted its pricing methodologies and expanded its business offerings to include transport as a service (“TaaS”) and (in the future) software as a service (“SaaS”). While it is difficult to evaluate the prospects and risks of any business, Swvl’s relatively new and evolving business makes it particularly difficult to assess Swvl’s prospects and the risks and challenges it may encounter. Risks and challenges Swvl has faced or expects to face include its ability to:

•	forecast its revenue and budget for and manage expenses;

•	attract new qualified drivers and new riders to use its platform and have existing qualified drivers and riders continue to use its platform in a cost-effective manner;

•
comply with existing or developing and new or modified laws and regulations applicable to Swvl’s business and the data it processes, including in jurisdictions where such regulations may still be developing or changing rapidly;

•
manage its platform and business assets and expenses in light of the
COVID-19
pandemic and related public health measures issued by various jurisdictions, including travel bans, travel restrictions, and shelter-in-place
orders, as well as maintain demand for and confidence in the safety of Swvl’s platform during and following the
COVID-19
pandemic;

•	plan for and manage expenditures for Swvl’s current and future offerings, including expenses relating to Swvl’s growth strategy;

•	deploy and ensure utilization of the vehicles operating on Swvl’s platform;

•	anticipate and respond to macroeconomic changes and changes in the markets in which Swvl operates;

•	maintain and enhance the value of Swvl’s reputation and brand;

•	effectively manage Swvl’s growth and business operations, including the impacts of the COVID-19 pandemic on Swvl’s business;

•	successfully expand Swvl’s geographic reach;

•	successfully expand Swvl’s TaaS business and launch Swvl’s SaaS business;

•	hire, integrate and retain talented personnel; and

•	successfully develop new platform features and offerings to enhance the experience of riders, drivers and corporate customers (as well as schools and municipalities).
If Swvl fails to address the risks and difficulties that it faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, Swvl’s business, financial condition and operating results could be adversely affected. Further, because Swvl has limited historical financial data, operates in a rapidly evolving market and its growth strategy is premised on rapid international expansion, any predictions about Swvl’s future revenue and expenses may not be as accurate as they would be if Swvl had a longer operating history or operated in a more predictable market. If Swvl’s assumptions regarding these risks and uncertainties, which Swvl uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, Swvl’s operating results could differ materially from its expectations and Swvl’s business, financial condition and operating results could be adversely affected.
The
COVID-19
pandemic and related responsive measures have disrupted and negatively impacted, and may in the future disrupt and negatively impact, Swvl’s business, financial condition, and operating results. Swvl cannot predict the extent to which the pandemic and related effects may in the future adversely impact its business, financial condition and operating results, and the execution of Swvl’s strategic objectives.
The ongoing
COVID-19
pandemic and related responsive measures (
e.g.
, travel bans, travel restrictions and
shelter-in-place
orders) have negatively impacted Swvl’s business, financial condition, and operating results. The pandemic and these related responses continue to evolve and have caused, and may in the future cause, decreased demand for Swvl’s platform relative to pre-COVID-19
levels and significant volatility and disruption of financial markets.
The
COVID-19
pandemic has subjected Swvl’s business, financial condition, and operating results to several risks, including, but not limited to the following:

•
Declines in mobility due to
COVID-19,
including commuting, local travel, and business travel, have resulted in decreased demand for Swvl’s platform. Changes in travel trends and behavior arising from
COVID-19,
including the impact of new variants, may develop or persist over time, which may further contribute to this adverse effect in the future.

•
The measures Swvl previously took in response to the
COVID-19
pandemic adversely affected Swvl’s business and operating results. For example, in the first quarter of 2020, Swvl temporarily suspended its usual services, other than to certain key business customers, and operated reduced-service for essential workers at no charge. Although regular service has largely resumed, in the future there may be repeated disruption arising from the
COVID-19
pandemic and related responsive measures that may require Swvl to suspend or limit its services again, which would adversely affect Swvl’s business, financial condition and operating results.

•
Changes in driver behavior during the
COVID-19
pandemic led to reduced levels of driver availability on Swvl’s platform, beginning in the first quarter of 2020. As a result, at the time Swvl was required to offer additional incentives to drivers to continue operating on Swvl’s platform. Any future reduction in driver availability due to the
COVID-19
pandemic may require Swvl to increase prices or provide additional incentives to attract and retain drivers and riders, which may adversely affect its business, financial condition and operating results.

•
Responsive measures to the
COVID-19
pandemic caused Swvl to modify its business practices by having corporate employees in nearly all office locations work remotely, limiting employee travel and canceling or postponing events and meetings, or holding them virtually. Swvl may be required to or choose voluntarily to take additional actions for the health and safety of its workforce and users of its platform, including after the pandemic subsides, whether in response to government orders or based on Swvl’s determinations. If these measures result in decreased productivity, harm Swvl’s company culture, adversely affect Swvl’s ability to timely and accurately report its financial statements or maintain internal controls, or otherwise negatively affect Swvl’s business, Swvl’s financial condition, and operating results could be adversely affected.

As the severity, magnitude, and duration of the
COVID-19
pandemic, the resulting public health responses and its economic consequences remain uncertain and difficult to predict, the pandemic’s impact on Swvl’s business, financial condition and operating results, as well as its impact on Swvl’s ability to successfully execute its business strategies and initiatives, also remains uncertain and difficult to predict. As the countries in which Swvl operates have reopened, the recovery of the economy and Swvl’s business have fluctuated and varied by geography. Further, the ultimate impact of the
COVID-19
pandemic on the riders, drivers and other users of Swvl’s platform, as well as its employees, business, financial condition and operating results depends on many factors that are not within Swvl’s control, including, but not limited, to: governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic (including restrictions on travel and transport and modified workplace activities); the impact of the pandemic and actions taken in response thereto on local or regional economies, travel and economic activity; the speed and efficacy of vaccine distribution; the availability of government funding programs; evolving laws and regulations regarding
COVID-19,
including those related to disclosure and notification; general economic uncertainty in key markets and financial market volatility; volatility in global economic conditions and levels of economic growth; the duration of the pandemic; the extent of any virus mutations or new variants of
COVID-19;
and the pace of recovery when the
COVID-19
pandemic subsides.
Several countries in which Swvl operates and plans to operate in the future have been subject to political and economic instability.
Swvl has historically conducted most of its business operations in Egypt, Pakistan and Kenya, and its growth strategy is premised on the rapid introduction of its platform into both emerging and developed markets. Several of the countries in which Swvl operates or plans to operate its business have previously, and in the future may be, subject to instances of political instability, civil unrest, hostilities, terrorist activities and economic volatility. Any such events may lead to, among other things, declines in rider and driver demand for Swvl’s platform, whether arising from safety concerns, a drop in consumer confidence or otherwise, a general deterioration of economic conditions, currency volatility or adverse changes to the political and regulatory environment. Any such developments and any other forms of political or economic instability in Swvl’s markets may harm Swvl’s business, financial condition and operating results.

Swvl faces competition and could lose market share to competitors, which could adversely affect Swvl’s business, financial condition and operating results.
Swvl believes that its principal competition for ridership is public transportation services. Swvl’s business model is premised in part on promoting the safety, efficiency and convenience of its offerings to convert public transportation users into riders on Swvl’s platform. While Swvl has previously been successful in attracting and retaining new riders, public transportation is often available at a lower price and with a greater variety of routes than the rides Swvl offers. In addition, public transportation operators in Swvl’s markets may in the future make improvements or implement measures to enhance the safety, efficiency and convenience of their networks. If current and potential riders do not view the advantages of Swvl’s platform as outweighing the difference in price, or if the successful introduction of such improvements or measures weakens the competitive advantages of Swvl’s offerings, Swvl may be unable to retain existing riders or attract new riders and its business, financial condition and operating results may be adversely affected.
Swvl also faces competition from other ridesharing companies and car hire and taxi companies. The ridesharing market in particular is intensely competitive and is characterized by rapid changes in technology, shifting rider needs and preferences and frequent introductions of new services and offerings. Swvl expects competition to increase, both from existing competitors and new entrants in the markets in which Swvl operates or plans to operate, and such competitors may be well-established and enjoy greater resources or other strategic advantages. If Swvl is unable to anticipate or successfully react to these competitive challenges in a timely manner, Swvl’s competitive position could weaken, or fail to improve, and Swvl could experience a decline in revenue or growth stagnation that could adversely affect Swvl’s business, financial condition and operating results.
Certain of Swvl’s current and potential competitors have greater financial, technical, marketing, research and development and other resources, greater name recognition, longer operating histories or a larger global user base than Swvl does. Such competitors may be able to devote greater resources to the development, promotion and sale of offerings and offer lower prices in certain markets than Swvl does, which could adversely affect Swvl’s business, financial condition and operating results. These and other factors may allow Swvl’s competitors to derive greater revenue and profits from their existing user bases, attract and retain qualified drivers and riders at lower costs or respond more quickly to new and emerging technologies and trends. Current and potential competitors may also establish cooperative or strategic relationships, or consolidate, amongst themselves or with third parties that may further enhance their resources and offerings.
Swvl believes that its ability to compete effectively depends upon many factors both within and beyond Swvl’s control, including:

•	the popularity, utility, ease of use, performance and reliability of Swvl’s offerings;

•	Swvl’s reputation, including the perceived safety of Swvl’s platform, and brand strength;

•	Swvl’s pricing models and the prices of its offerings;

•
Swvl’s ability to manage its business and operations during the ongoing
COVID-19
pandemic and recovery as well as in response to related governmental, business and individuals’ actions that continue to evolve (including restrictions on travel and transport and modified workplace activities);

•	Swvl’s ability to attract and retain qualified drivers and riders to use its platform;

•	Swvl’s ability to develop new offerings, including the expansion of its TaaS business and launch of its SaaS business;

•	Swvl’s ability to continue leveraging and enhancing its data analytics capabilities;

•	Swvl’s ability to establish and maintain relationships with strategic partners and third-party service providers;

•	Swvl’s ability to deploy and ensure utilization of the vehicles operating on its platform;

•	changes mandated by, or that Swvl elects to make to address, legislation, regulatory authorities or litigation, including settlements, judgments, injunctions and consent decrees;

•	Swvl’s ability to attract, retain and motivate talented employees;

•	Swvl’s ability to raise additional capital as needed; and

•	acquisitions or consolidation within Swvl’s industry.
If Swvl is unable to compete successfully, Swvl’s business, financial condition and operating results could be adversely affected.
The mass transit ridesharing market is still in relatively early stages of growth and if the market does not continue to grow, grows more slowly than Swvl expects or fails to grow as large as Swvl expects, Swvl’s business, financial condition and operating results could be adversely affected.
Prior to
COVID-19,
the mass transit ridesharing market was growing rapidly, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow, if at all, particularly after the
COVID-19
pandemic. Swvl’s success depends to a substantial extent on the willingness of people to widely adopt mass transit ridesharing. If the public does not perceive Swvl’s offerings as beneficial, or chooses not to adopt them as a result of concerns regarding public health or safety, affordability or for other reasons, then the market for Swvl’s offerings may not further develop, may develop more slowly than Swvl expects or may not achieve the growth potential Swvl expects. Any of the foregoing risks and challenges could adversely affect Swvl’s business, financial condition and operating results.
If Swvl fails to cost-effectively attract and retain qualified drivers to use its platform, or to increase utilization of Swvl’s platform by existing drivers using its platform, Swvl’s business, financial condition and operating results could be harmed.
Swvl’s continued growth depends in part on its ability to cost-effectively attract and retain qualified drivers who satisfy Swvl’s screening criteria and procedures to use its platform and to increase utilization of Swvl’s platform by existing drivers.
To attract and retain qualified drivers to use its platform, Swvl has, among other things, offered bonus payments and other incentives to high-performing drivers, and temporarily provided financial assistance to support drivers during the
COVID-19
pandemic. Government and private business actions in response to the
COVID-19
pandemic, such as travel bans, travel restrictions,
shelter-in-place
orders, increased reliance on work- from-home rather than working in offices, and people and businesses electing to move away from more densely populated cities, have decreased and may in the future decrease utilization of Swvl’s platform by riders. If Swvl does not continue to provide drivers with compelling opportunities to earn income and other incentive programs for using its platform, or if drivers become dissatisfied with Swvl’s requirements for drivers to use its platform, Swvl may fail to attract new drivers to use its platform, retain current drivers to use its platform or increase their utilization of its platform, or Swvl may experience complaints, negative publicity, or services disruptions that could adversely affect its users and its business.
The incentives Swvl provides to attract drivers could fail to attract and retain qualified drivers to use its platform or fail to increase utilization of its platform by existing drivers, or could have other unintended adverse consequences. In addition, changes in certain laws and regulations, labor and employment laws, licensing requirements or background check requirements, may result in a shift or decrease in the pool of qualified drivers, which may result in increased competition for the services of qualified drivers or higher costs of recruitment, operation and retention with respect to drivers providing services through the Swvl platform. Other factors outside of Swvl’s control, such as the
COVID-19
pandemic or other concerns about personal health and safety, or concerns about the availability of government or other assistance programs if drivers continue to drive using Swvl’s platform, may also reduce the number of drivers available through Swvl’s platform or utilization of Swvl’s platform by drivers, or impact Swvl’s ability to attract new drivers to use its platform. If Swvl fails to attract qualified drivers to use its platform on favorable terms, fails to increase utilization of its platform by existing drivers or loses qualified drivers using its platform to competitors, Swvl may not be able to meet the demand of riders, including maintaining competitive prices for riders, and Swvl’s business, financial condition and operating results could be adversely affected.
If Swvl fails to cost-effectively attract and retain new riders or to increase utilization of its platform by existing riders, Swvl’s business, financial condition and operating results could be harmed.
Swvl’s success depends in part on its ability to cost-effectively attract and retain new riders and increase utilization of Swvl’s platform by current riders. Riders have a wide variety of options for transportation, including public transportation, taxis and other ridesharing offerings. Rider preferences may also change from time to time with the advent of new mobility technologies, different behaviors and attitudes towards the environment and new urban planning practices (including increased focus on public transportation and public-private partnerships with respect to mobility). To expand its rider base, Swvl must appeal to new riders who have historically used other forms of transportation or other ridesharing platforms. Swvl believes that its paid marketing initiatives have been critical in promoting awareness of Swvl’s brand and offerings, which in turn leads to new riders using Swvl for the first time and drives rider Utilization (calculated as Total Bookings divided by Total Available Seats, over the period of measurement). Further, as Swvl continues to expand into new geographic areas, it will be relying in part on referrals from existing riders to attract new riders. However, Swvl’s brand and ability to build trust with existing and new riders may be adversely affected by complaints and negative publicity about Swvl, its offerings, its policies, including its pricing algorithms, drivers using its platform, or its competitors, even if factually incorrect or based on isolated incidents. Further, if existing and new riders do not perceive the transportation services provided by drivers using Swvl’s platform to be reliable, safe and affordable, or if Swvl fails to offer new and relevant offerings and features on its platform, Swvl may not be able to attract or retain riders or to increase their utilization of its platform. Further, government and private business actions in response to the
COVID-19
pandemic, such as travel bans, travel restrictions,
shelter-in-place
orders, increased reliance on work-from-home rather than working in offices, and people and businesses electing to move away from more densely populated cities, have decreased and may in the future decrease utilization of Swvl’s platform by riders including longer term.
As Swvl continues to expand into new geographic areas, it will be relying in part on referrals from existing riders to attract new riders, and therefore must ensure that its existing riders remain satisfied with its offerings. If Swvl fails to continue to grow its rider base, retain existing riders or increase the overall utilization of its platform by existing riders, Swvl’s business, financial condition and operating results could be adversely affected.
Swvl depends on its key personnel and other highly skilled personnel, and if Swvl fails to attract, retain, motivate or integrate its personnel, Swvl’s business, financial condition and operating results could be adversely affected.
Swvl’s success depends in part on the continued service of its co-founder
and Chief Executive Officer, senior management team, key technical employees and other highly skilled personnel and on Swvl’s ability to identify, hire, develop, motivate, retain and integrate highly qualified personnel for all areas of its organization. Swvl may not be successful in attracting and retaining qualified personnel to fulfill its current or future needs, and actions Swvl takes in response to the impact of the
COVID-19
pandemic on Swvl’s business may harm Swvl’s reputation or impact its ability to recruit qualified personnel in the future. Please see the section entitled “The
COVID-19
pandemic and related responsive measures have disrupted and negatively impacted, and may in the future disrupt and negatively impact, Swvl’s business, financial condition, and operating results. Swvl cannot predict the extent to which the pandemic and related effects may in the future adversely impact its business, financial condition and operating results, and the execution of Swvl’s strategic objectives.” Swvl’s competitors may be successful in recruiting and hiring members of Swvl’s management team or other key employees, and it may be difficult to find suitable replacements on a timely basis, on competitive terms, or at all. If Swvl is unable to attract and retain the necessary personnel, particularly in critical areas of its business, Swvl may not achieve its strategic goals.

Swvl faces intense competition for highly skilled personnel. To attract and retain top talent, Swvl has had to offer, and Swvl believes it needs to continue to offer, competitive compensation and benefits packages. Job candidates and existing personnel often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Swvl’s equity or equity awards declines or Swvl is unable to provide competitive compensation packages, Swvl’s ability to attract and retain highly qualified personnel may be adversely affected and Swvl may experience increased attrition. Swvl may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train and integrate such employees, and Swvl may never realize returns on these investments. If Swvl is unable to effectively manage its hiring needs or successfully integrate new hires, Swvl’s efficiency, ability to meet forecasts and employee morale, productivity and retention could suffer, which could adversely affect Swvl’s business, financial condition and operating results.
Swvl’s reputation, brand and the network effects among the drivers and riders using Swvl’s platform are important to its success, and if Swvl is not able to maintain and continue developing its reputation, brand and network effects, its business, financial condition and operating results could be adversely affected.
Swvl believes that building a strong reputation and brand as a safe, reliable and affordable platform and continuing to increase the strength of the network effects among the drivers and riders using Swvl’s platform (
i.e.
, the advantages that derive from having more drivers and riders using Swvl’s platform) are critical to its ability to attract and retain qualified drivers and riders. The successful development of Swvl’s reputation, brand and network effects depends on a number of factors, many of which are outside Swvl’s control. Negative perception of Swvl or its platform may harm Swvl’s reputation, brand and network effects, including as a result of:

•
complaints or negative publicity about Swvl or drivers or riders on its platform, its offerings or its policies and guidelines, including Swvl’s practices and policies with respect to drivers, or the ridesharing industry, even if factually incorrect or based on isolated incidents;

•	illegal, negligent, reckless or otherwise inappropriate behavior by drivers, riders or third parties;

•	a failure to offer riders competitive pricing and convenient service;

•	a failure to provide the range of routes, dynamic routing, and ride types sought by riders;

•	actual or perceived inaccuracies in demand prediction and other defects or errors in Swvl’s platform;

•	concerns by riders or drivers about the safety of ridesharing and Swvl’s platform, including in light of the COVID-19 pandemic;

•	actual or perceived disruptions in Swvl’s platform, site outages, payment disruptions or other incidents that impact the reliability of Swvl’s offerings;

•	failure to protect Swvl’s customer personal data, or other privacy or data security breaches;

•	litigation involving, or investigations by regulators into, Swvl’s business;

•	users’ lack of awareness of, or compliance with, Swvl’s policies;

•	Swvl’s policies or changes thereto that users or others perceive as overly restrictive, unclear or inconsistent with Swvl’s values or mission or that are not clearly articulated;

•	a failure to enforce Swvl’s policies in a manner that users perceive as effective, fair and transparent;

•	a failure to operate Swvl’s business in a way that is consistent with Swvl’s stated values and mission;

•	inadequate or unsatisfactory user support service experiences;

•	illegal or otherwise inappropriate behavior by Swvl’s management team or other employees or contractors;

•	negative responses by drivers or riders to new offerings on Swvl’s platform;

•	a failure to balance the interests of driver and riders;

•	accidents or other negative incidents involving the use of Swvl’s platform;

•	perception of Swvl’s treatment of employees or contractors and Swvl’s response to employee sentiment related to political or social causes or actions of management;

•	political or social policies or activities; or

•	any of the foregoing with respect to Swvl’s competitors, to the extent such resulting negative perception affects the public’s perception of Swvl or its industry as a whole.
If Swvl does not successfully maintain and develop its brand, reputation and network effects and successfully differentiate its offerings from the offerings of competitors, Swvl’s business may not grow, Swvl may not be able to compete effectively and it could lose existing qualified drivers or existing riders or fail to attract new qualified drivers or new riders to use its platform, any of which could adversely affect Swvl’s business, financial condition and operating results.
Swvl’s company culture has contributed to its success and if Swvl cannot maintain this culture as it grows, its business, financial condition and operating results could be harmed.
Swvl believes that its culture, which promotes proactivity, taking ownership and putting riders and drivers first has been critical to its success. Swvl faces a number of challenges that may affect its ability to sustain its corporate culture, including:

•	failure to identify, attract, reward and retain people in leadership positions in Swvl’s organization who share and further Swvl’s culture, values and mission;

•	Swvl’s rapid growth strategy, which involves increasing the size and geographic dispersion of Swvl’s workforce;

•	shelter-in-place orders in certain jurisdictions where Swvl operates that have required many of Swvl’s employees to work remotely, as well as return to work arrangements and workplace strategies;

•	the inability to achieve adherence to Swvl’s internal policies and core values, including Swvl’s diversity, equity and inclusion practices;

•	competitive pressures to move in directions that may divert Swvl from its mission, vision and values;

•	the continued challenges of the rapidly-evolving mass-transit ridesharing industry;

•	the increasing need to develop expertise in new areas of business and operate across borders;

•	potential negative perception of Swvl’s treatment of employees or Swvl’s response to employee sentiment related to political or social causes or actions of management;

•	changes to employee work arrangements in response to COVID-19; and

•	the integration of new personnel and businesses from potential acquisitions.
If Swvl is not able to maintain its corporate culture, Swvl’s business, financial condition and operating results could be adversely affected.
Swvl’s growth strategy will subject it to additional costs, compliance requirements and risks, and Swvl’s plans may not be successful.
Swvl intends to pursue a rapid growth strategy to expand its operations into new international markets. In 2022, Swvl aims to expand its Swvl Retail and Swvl Travel offerings in countries in the Middle East and Latin America, and to introduce its Swvl Business offerings in countries in Latin America, Western Europe and Southeast Asia. Operating in a large number of countries will require significant attention of Swvl’s management to oversee operations over a broad geographic area with varying legal and regulatory environments, competitive dynamics and cultural norms and customs and will place significant burdens on Swvl’s operations, engineering, finance and legal and compliance functions. Swvl may incur significant operating expenses as a result of its international presence and its expansion plans will be subject to a variety of challenges, including:

•	recruitment and retention of talented and capable employees in foreign countries while maintaining Swvl’s company culture in each of its markets;

•	competition from local incumbents with existing knowledge of local markets that may market and operate more effectively and may enjoy greater local affinity or awareness;

•	differing rider and driver demand dynamics, which may make Swvl’s offerings less successful;

•	the need to adapt to new markets, including the need to localize Swvl’s offerings and marketing efforts to the preferences of local riders and drivers;

•	public health concerns or emergencies, including the COVID-19 pandemic and other highly communicable diseases or viruses;

•
compliance with varying laws and regulatory standards, including with respect to data privacy, cybersecurity, tax, trade compliance, environmental and other vehicle standards and local regulatory restrictions;

•	the risk that local laws and business practices favor local competitors;

•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and similar laws in other jurisdictions;

•	obtaining any required government approvals, licenses or other authorizations;

•	varying levels of Internet and mobile technology adoption and infrastructure;

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	political, economic, or social instability, which may cause disruptions to Swvl’s business;

•
operating in jurisdictions with reduced, nonexistent or unenforceable protection for intellectual property rights or where Swvl does not have registered intellectual property rights in its brand and/or technology; and

•	limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.
Swvl’s limited experience in operating its business in multiple countries increases the risk that any potential expansion efforts that Swvl may undertake will not be successful and may require Swvl to terminate its operations in certain markets. Swvl intends to invest substantial time and resources to expand its operations internationally. As a result, if Swvl is unable to manage these risks effectively, Swvl’s business, financial condition and operating results could be adversely affected.
If Swvl fails to effectively manage its growth and optimize its organizational structure, Swvl’s business, financial condition and operating results could be adversely affected.
Since its launch in 2017, Swvl has experienced rapid growth in its business, revenues and the number of users on its platform. Swvl expects this growth to continue following the recovery of the world economy from the
COVID-19
pandemic. This growth has placed, and will continue to place, significant demands on Swvl’s management and Swvl’s operational and financial infrastructure. The steps Swvl takes to manage its business operations, including policies for employees, and to align Swvl’s operations with Swvl’s strategies for growth, may adversely affect Swvl’s reputation and brand and its ability to recruit, retain and motivate highly skilled personnel.
Swvl’s ability to manage growth and business operations effectively and to integrate new employees, technologies and acquisitions into its existing business will require Swvl to continue to expand its operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain Swvl’s ability to develop and improve its operational, financial and management controls, enhance its reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain user satisfaction. Additionally, if Swvl does not effectively manage the growth of its business and operations, then Swvl’s reputation, brand, business, financial condition and operating results could be adversely affected.
Swvl has not historically maintained insurance coverage for its operations. Swvl may not be able to mitigate the risks facing its business and could incur significant uninsured losses, which could adversely affect its business, financial condition and operating results.
Swvl does not currently maintain any insurance policies to cover general business liabilities, business interruptions, crime, losses of key personnel or security breaches and incidents relating to its network systems or operations. As a result, any losses arising from or relating to, among other things, personal injury, property damage, labor and employment disputes, commercial disputes, fraudulent transactions or other criminal activity, business interruptions, noncompliance with applicable laws and regulations, infringement or misappropriation of intellectual property or security or privacy breaches, or the successful assertion of one or more claims against Swvl related to any of the foregoing, could require Swvl to service such losses or claims using internal resources, which would have an adverse effect on Swvl’s business, financial condition and operating results.
Swvl’s business depends on insurance coverage which is independently required to be maintained by the drivers using its platform.
Swvl is in the process of obtaining coverage for general business liabilities and cyber insurance. Swvl is also evaluating whether other types of insurance coverage may be appropriate for its business, such as transportation network company insurance. Nevertheless, Swvl may not obtain enough insurance to adequately mitigate the operations-related risks it faces, and some operations-related risks may not be covered at all. Swvl may have to pay high premiums, self-insured retentions or deductibles for the coverage Swvl does obtain. Swvl also may be unable to obtain cyber insurance coverage in certain countries at commercially reasonable rates or at all, and it may experience losses as a result. Additionally, if any of Swvl’s insurance providers becomes insolvent, such providers could be unable to pay any operations-related claims that Swvl makes. Certain losses may be excluded from insurance coverage.

While Swvl operates in seven countries (not including the countries of operation of Shotl Transportation, S.L. (“Shotl”) and Viapool Inc. (“Viapool”), two companies which Swvl acquired controlling interests in November 2021 and January 2022, respectively, or Door2DoorGmbH (“door2door”), a company which Swvl announced a definitive agreement to acquire a controlling interest in March 2022 and that is expected to be completed in Q2 2022), Swvl maintains and provides medical insurance for all drivers and riders using its platform only in Egypt. To do so, Swvl relies on a limited number of third-party insurance service providers to service related claims. If any of Swvl’s third-party insurance service providers fails to service claims to Swvl’s expectations, discontinues or increases the cost of coverage or changes the terms of such coverage in a manner unfavorable to drivers, riders or to Swvl, Swvl cannot guarantee that it would be able to secure replacement coverage or services on reasonable terms in an acceptable time frame or at all. If Swvl cannot find alternate third-party insurance service providers on acceptable terms, Swvl may incur additional expenses related to servicing such ride-related claims using internal resources.
Insurance providers have raised premiums and deductibles for many types of claims, coverages and for a variety of commercial risk and are likely to do so in the future. As a result, Swvl’s insurance and claims expense could increase, or Swvl may decide to raise its deductibles or self-insured retentions when policies are renewed or replaced to manage pricing pressure. Swvl’s business, financial condition and operating results could be adversely affected if (i) cost per claim, premiums or the number of claims significantly exceeds Swvl’s historical experience, (ii) Swvl experiences a claim in excess of Swvl’s coverage limits, (iii) Swvl’s insurance providers fail to pay on Swvl’s insurance claims, (iv) Swvl experiences a claim for which coverage is not provided, (v) the number of claims and average claim cost under Swvl’s deductibles or self-insured retentions differs from historic averages or (vi) an insurance policy is cancelled or not renewed.
Illegal, improper or otherwise inappropriate activity of riders, drivers or other users, whether or not occurring while utilizing Swvl’s platform, could expose Swvl to liability and harm its business, brand, financial condition and operating results.
Illegal, improper or otherwise inappropriate activities by riders, drivers or other users, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through, Swvl’s platform could adversely affect Swvl’s brand, business, financial condition and operating results. These activities may include assault, theft, unauthorized use or sharing of rider or driver accounts and other misconduct. Such conduct could expose Swvl to liability or adversely affect Swvl’s brand or reputation.
While Swvl has taken measures to guard against these illegal, improper or otherwise inappropriate activities, these measures may prove inadequate to prevent such activities or Swvl may not be successful in implementing them effectively. Although Swvl requires certain qualification processes for drivers using its platform, including submission of criminal record checks in certain jurisdictions, these qualification processes may not expose all potentially relevant information and may be limited in certain jurisdictions according to national and local laws, and Swvl may fail to conduct such qualification processes adequately or identify information that could be relevant to a determination of driver eligibility.
Further, any negative publicity related to the foregoing, whether an incident occurred on Swvl’s platform, on Swvl’s competitors’ platforms, or on any ridesharing platform, could adversely affect Swvl’s reputation and brand or public perception of the ridesharing industry as a whole, which could negatively affect demand for Swvl’s platform and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could harm Swvl’s business, financial condition and operating results.
Changes to Swvl’s pricing could adversely affect its ability to attract or retain qualified drivers and riders to use its platform.
Demand for Swvl’s offerings is sensitive to the price of rides. Many factors, including operating costs, legal and regulatory requirements or constraints and Swvl’s current and future competitors’ pricing and marketing strategies, could significantly affect Swvl’s pricing strategies. Competitors may offer, or may in the future offer, lower-priced or a broader range of offerings or use marketing strategies that enable them to attract or retain qualified drivers and riders at a lower cost than Swvl does.

Swvl uses pricing algorithms to set prices depending on the route, time of day and expected rates of Utilization. In the past, Swvl has made pricing changes and spent significant resources on marketing rider incentives, and there can be no assurance that Swvl will not be forced, through competitive pressures, regulation or otherwise, to reduce the price of rides for riders, to increase the rates Swvl offers for driver services or to increase Swvl’s marketing and other expenses to attract and retain qualified drivers and riders using its platform.
Furthermore, the economic sensitivity of drivers and riders using Swvl’s platform may vary by geographic location, and as Swvl expands into new markets, its pricing methodologies may not enable it to compete effectively in these locations. Local regulations may affect Swvl’s pricing in certain geographic locations, which could amplify these effects. For example, Swvl and other ridesharing companies have made commitments to the Egyptian Competition Authority not to set prices below certain profitability benchmarks with respect to their B2C ridesharing offerings in Egypt. Swvl has launched, and may in the future launch, new pricing strategies and initiatives, such as subscription packages and driver or rider loyalty programs. Swvl has also modified, and may in the future modify, existing pricing methodologies, such as its up-front
pricing policy. Any of the foregoing actions may not ultimately be successful in attracting and retaining qualified drivers and riders.
Any actual or perceived security or privacy breach could interrupt Swvl’s operations and adversely affect its reputation, brand, business, financial condition and operating results. Swvl has previously experienced a data breach that resulted in the exposure of customer information.
Swvl’s business involves the collection, storage, transmission and other processing of Swvl’s users’ personal and other sensitive data. An increasing number of organizations, including large online and off-line
merchants and businesses, other large Internet companies, financial institutions and government institutions, have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched, Swvl may be unable to anticipate, detect or prevent these attacks. Swvl has previously experienced a data breach. In July 2020, unauthorized parties gained access to a Swvl database containing identifiable information of its riders by exploiting a breach in certain third-party software used by Swvl. While such breach has not had a material impact on Swvl’s business or operations and Swvl has since implemented measures designed to restrict any similar data breach, unauthorized parties may in the future gain access to Swvl’s systems or facilities through various means, including gaining unauthorized access into Swvl’s systems or facilities or those of Swvl’s service providers, partners or users on Swvl’s platform, or attempting to fraudulently induce Swvl’s employees, service providers, partners, users or others into disclosing rider names, passwords, payment card information or other sensitive information, which may in turn be used to access Swvl’s information technology systems, or attempting to fraudulently induce Swvl’s employees, partners or others into manipulating payment information, resulting in the fraudulent transfer of funds to criminal actors. In addition, users on Swvl’s platform could have vulnerabilities on their own mobile devices that are entirely unrelated to Swvl’s systems and platform, but could mistakenly attribute their own vulnerabilities to Swvl. Further, breaches experienced by other companies may also be leveraged against Swvl. For example, credential stuffing and ransomware attacks are becoming increasingly common, and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect.
Although Swvl has developed systems and processes that are designed to protect users’ data, prevent data loss and prevent other privacy or security breaches, these measures cannot guarantee security. Swvl’s information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access Swvl’s users’ payment card data and other personal information that are accessible through those systems. Swvl is still a growing company and may not have sufficient dedicated personnel or internal oversight to detect, identify, and respond to all privacy or security incidents. Additionally, as Swvl expands its operations, including sharing data with third parties or continuing the work-from-home practices of its employees (including increased use of video conferencing), Swvl’s exposure to cyberattacks or security breaches may increase. Further, employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in an actual or perceived privacy or security breach or other security incident. Although Swvl has policies restricting the access to the personal information it stores, these policies may be breached or prove inadequate.

Any actual or perceived breach of privacy or security could interrupt Swvl’s operations, result in Swvl’s platform being unavailable, result in loss or improper disclosure of data, result in fraudulent transfer of funds, harm Swvl’s reputation and brand, damage Swvl’s relationships with strategic partners and third-party service providers, result in significant legal, regulatory and financial exposure and lead to loss of driver or rider confidence in, or decreased use of, Swvl’s platform, any of which could adversely affect Swvl’s business, financial condition and operating results. Any breach of privacy or security impacting any entities with which Swvl may share or disclose data could have similar effects. Further, any cyberattacks or security and privacy breaches directed at Swvl’s competitors could reduce confidence in the ridesharing industry as a whole and, as a result, reduce confidence in Swvl.
Additionally, responding to any privacy or security breach, including defending against claims, investigations or litigation in connection with any privacy or security breach, regardless of their merit, could be costly and divert management’s attention. Swvl does not currently maintain any insurance to cover security breaches and incidents or losses relating to its network systems or operations. As a result, the successful assertion of one or more large claims against Swvl could have an adverse effect on Swvl’s reputation, brand, business, financial condition and operating results.
Defects, errors or vulnerabilities in Swvl’s applications, backend systems or other technology systems and those of third-party technology providers could harm Swvl’s reputation and brand and adversely impact Swvl’s business, financial condition and operating results.
The software underlying Swvl’s platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. The third-party software that Swvl incorporates into its platform may also be subject to errors or vulnerability. Any errors or vulnerabilities discovered in Swvl’s code or third-party software could result in negative publicity, loss of users, loss of revenue and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on Swvl’s platform, or otherwise result in a data breach. Swvl may need to expend significant financial and development resources to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects or vulnerabilities could adversely affect Swvl’s business, financial condition and operating results as well as negatively impact Swvl’s reputation or brand.
Swvl relies on various third-party product and service providers and if such third parties do not perform adequately or terminate their relationships with Swvl, Swvl’s costs may increase and its business, financial condition and operating results could be adversely affected.
Swvl’s success depends in part on its relationships with third-party product and service providers. For example, Swvl relies on third-parties to fulfill various marketing, web hosting, payment, communications and data analytics services to support Swvl’s platform. If any of Swvl’s partners terminates its relationship with Swvl, including as a result of
COVID-19-related
impacts to their business and operations or for competitive reasons, or refuses to renew its agreement on commercially reasonable terms, Swvl would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable time frame. While Swvl does not own or operate vehicles, in the event that vehicle manufacturers issue recalls or the supply of vehicles or automotive parts is interrupted, including as a result of public health crises, such as the
COVID-19
pandemic, affecting the vehicles operating on Swvl’s platform, the availability of vehicles on Swvl’s platform could become constrained.
In addition, Swvl’s business may be adversely affected to the extent the software and services used by Swvl’s third-party service providers do not meet expectations, contain errors or vulnerabilities, are compromised or experience outages. Swvl cannot be certain that its licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which Swvl may operate. If Swvl is unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against suppliers, licensors or Swvl itself, or if Swvl is unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, Swvl’s ability to develop its platform containing that technology could be severely limited and its business could be harmed. If Swvl is unable to obtain necessary technology from third parties, it may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay Swvl’s ability to provide new or competitive offerings and increase Swvl’s costs. If alternate technology cannot be obtained or developed, Swvl may not be able to offer certain functionality as part of its offerings, which could adversely affect Swvl’s business, financial condition and operating results.
Any of these risks could increase Swvl’s costs and adversely affect Swvl’s business, financial condition and operating results. Further, any negative publicity related to any of Swvl’s strategic partners and third-party service providers, including any publicity related to quality standards or safety concerns, could adversely affect Swvl’s reputation and brand, and could potentially lead to increased regulatory or litigation exposure.
If Swvl fails to effectively predict rider demand, to set pricing and routing accordingly or to run routes that are consistent with the availability of drivers using its platform, Swvl’s business, financial condition and operating results could be adversely affected.
Swvl relies on its proprietary technology to predict and dynamically update routing in response to changes in demand, to optimize pricing in response to such demand and to maximize per-vehicle
Utilization. If Swvl is unable to effectively predict and meet rider demand and to update its routing and pricing accordingly, Swvl may lose ridership and its revenues may decrease. In addition, riders’ price sensitivity varies by geographic location, among other factors, and if Swvl is unable to effectively account for such variability in its pricing methodologies, its ability to compete effectively in these locations could be adversely affected. Swvl’s success also depends, in part, on its ability to match route plans with the availability and preferences of the drivers using its platform. If Swvl is unable to determine and allocate routes in a manner consistent with the availability and preferences of such drivers, drivers may reduce or discontinue their participation on Swvl’s platform and may use competitors’ platforms. Any of the foregoing risks could adversely impact Swvl’s business, financial condition and operating results.
If Swvl is not able to successfully develop new offerings on its platform and enhance its existing offerings, Swvl’s business, financial condition and operating results could be adversely affected.
Swvl’s ability to attract new qualified drivers and new riders, retain existing qualified drivers and existing riders and increase utilization of its offerings will depend in part on its ability to successfully create and introduce new offerings and to improve upon and enhance existing offerings. As a result, Swvl may introduce significant changes to its existing offerings or develop and introduce new and unproven offerings. If any of Swvl’s new or enhanced offerings are unsuccessful, including as a result of any inability to obtain and maintain required permits or authorizations or other regulatory constraints or because they fail to generate sufficient return on Swvl’s investments, Swvl’s business, financial condition and operating results could be adversely affected.
Furthermore, new driver or rider demands regarding platform features, the availability of superior competitive offerings or a deterioration in the quality of Swvl’s offerings or ability to bring new or enhanced offerings to market quickly and efficiently could negatively affect the attractiveness of Swvl’s platform and the economics of Swvl’s business, requiring it to make substantial changes to and additional investments in its offerings or business model. In addition, Swvl frequently experiments with and tests different offerings and marketing strategies. If these experiments and tests are unsuccessful, or if the offerings and strategies Swvl introduces based on the results of such experiments and tests do not perform as expected, Swvl’s ability to attract new qualified drivers and new riders, retain existing qualified drivers and existing riders and maintain or increase utilization of Swvl’s offerings may be adversely affected.
Swvl’s market is characterized by rapid technology change, particularly across the SaaS and TaaS offerings, which require it to develop new products and product innovations, and any delays in such development could adversely affect market adoption of Swvl’s products and its financial results. Developing and launching new offerings or enhancements to the existing offerings on Swvl’s platform, such as Swvl’s launch of its TaaS offering in 2020 and its anticipated launch of its SaaS offering for use by corporate customers and other third parties, involves significant risks and uncertainties, including risks related to the reception of such offerings by existing and potential future drivers and riders, increases in operational complexity, unanticipated delays or challenges in implementing such offerings or enhancements, increased strain on Swvl’s operational and internal resources (including an impairment of Swvl’s ability to accurately forecast rider demand and the number of drivers using Swvl’s platform) and negative publicity in the event such new or enhanced offerings are perceived to be unsuccessful. Swvl intends to continue to scale its business rapidly, and significant new initiatives have in the past resulted in, and in the future may result in, operational challenges affecting Swvl’s business.

In addition, developing and launching new offerings and enhancements to Swvl’s existing offerings may involve significant up-front
capital investments. Such investments may not generate a positive return on investment. Further, from time to time Swvl may reevaluate, discontinue and/or reduce these investments and decide to discontinue one or more of its offerings. Any of the foregoing risks and challenges could negatively impact Swvl’s ability to attract and retain qualified drivers and riders, its ability to increase utilization of its offerings and its visibility into expected operating results, and could adversely affect Swvl’s business, financial condition and operating results. Additionally, Swvl’s near-term operating results may be impacted by long-term investments in the future.
Swvl may require additional capital to support the growth of its business, which capital may not be available on terms acceptable to it, or at all. To the extent Swvl obtains additional capital through future issuances of Swvl Securities, such issuances could dilute the interests of existing shareholders.
Since commencing operations in 2017, Swvl has funded its operations and capital expenditures primarily through equity issuances, convertible note issuances and cash generated from operations. To support and grow its business, Swvl must have sufficient capital to continue to make significant investments in new and existing offerings (including by continuing to offer discounts and promotions to riders and drivers) and to fund potential acquisitions. The rapid growth of Swvl’s business has increased Swvl’s use of and need for capital, and Swvl may be required to secure additional financing to continue to grow, both organically and inorganically.
Swvl expects to use the funds it received in connection with the Business Combination to support and grow its business. Receipt of $10 million of those funds is conditioned on the entry into an investment framework agreement between the European Bank for Reconstruction and Development (the “EBRD”) and Swvl. As a result, it is possible that receipt of the portion of funds that is conditioned on entry into an investment framework agreement with EBRD may not occur for some time or at all. Any delay in or failure to enter into such agreement may result in Swvl needing to seek additional and alternative sources of financing earlier than expected. Such financing may not be available on favorable terms, or at all. In such case, Swvl may not be able to continue to make investments at the rate necessary to sustain Swvl’s growth.
On March 22, 2022, we entered into an equity line financing pursuant to a common stock purchase agreement with B. Riley Principal Capital, LLC (“B. Riley”) pursuant to which B. Riley committed to purchase up to $471.7 million of Ordinary Shares, subject to certain limitations and conditions set forth in the purchase agreement. The Ordinary Shares that may be issued under the purchase agreement may be sold by us to B. Riley at our discretion from time to time over an approximately
24-month
period commencing on the date that a related resale registration statement is declared effective by the SEC. We may ultimately decide to sell all, some, or none of the Ordinary Shares that may be available for us to sell to B. Riley pursuant to the purchase agreement. The purchase price for the shares that we may sell to B. Riley will fluctuate based on the price of our Ordinary Shares. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Ordinary Shares to fall.
If and when we do sell shares to B. Riley, after B. Riley has acquired the shares, B. Riley may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, our sales to B. Riley could result in substantial dilution to the interests of other holders of our Ordinary Shares. Additionally, the sale of a substantial number of shares of our Ordinary Shares to B. Riley, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a price that we might otherwise wish to effect sales. As consideration for B. Riley’s commitment under the purchase agreement to purchase our Ordinary Shares, we issued 386,971 Ordinary Shares to B. Riley and such Ordinary Shares are fully earned and non-refundable,
even in the event we do not sell any Ordinary Shares to B. Riley under the purchase agreement.
Swvl may issue additional Swvl Securities in the future. For example, Swvl may issue additional Swvl Securities under an employee incentive plan, in the public market, a private placement or as part of an acquisition in which the seller receives Swvl Securities as consideration. The issuance of additional Swvl Securities by Swvl may significantly dilute the equity interests of existing Swvl shareholders; could cause a change in control if a substantial number of Swvl Securities are issued, which may adversely affect prevailing market prices for Swvl Securities.

Swvl’s ability to obtain financing in the future will depend upon, among other things, Swvl’s development efforts, business plans and operating performance and the condition of the capital markets at the time Swvl seeks such financing. Additionally,
COVID-19
may impact Swvl’s access to capital and make raising additional capital more difficult or available only on less favorable terms. Swvl cannot be certain that additional financing will be available to it on favorable terms, or at all. If Swvl is unable to obtain adequate financing or financing on terms satisfactory to it or within the timeframe it requires, its ability to continue to support its business growth and to respond to business challenges could be significantly limited, and Swvl’s business, financial condition and operating results could be adversely affected.
Swvl’s metrics and estimates, including the key metrics included in this Report, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm Swvl’s reputation and negatively affect Swvl’s business, financial condition and operating results.
Swvl regularly reviews and may adjust its processes for calculating the metrics used to evaluate growth, measure performance and make strategic decisions. These metrics, including Utilization, avoided emissions and driver retention rates, among others, which are calculated using internal company data and have not been evaluated by a third-party. Swvl’s metrics may differ from estimates published by third parties or from similarly titled metrics of Swvl’s competitors due to differences in methodology or the assumptions on which Swvl relies, and Swvl may make material adjustments to its processes for calculating its metrics in order to enhance accuracy, because better information becomes available or for other reasons, which may result in changes to such metrics. The estimates and forecasts Swvl discloses relating to the size and expected growth of Swvl’s addressable market may prove to be inaccurate. Even if the markets in which Swvl competes meet the size estimates and growth Swvl has forecasted, Swvl’s business could fail to grow at similar rates, if at all. Additionally, while Swvl may at times create and publish metrics or other disclosures regarding environmental, social and governance (“ESG”) matters, many of the statements in those voluntary disclosures are based on expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain given the long timelines involved and the lack of an established single approach to identify, measuring, and reporting on many ESG matters. If investors or analysts do not consider Swvl’s metrics to be accurate representations of its business, or if Swvl discovers material inaccuracies in its metrics, then Swvl’s business, financial condition and operating results could be adversely affected.
Swvl’s marketing efforts to help grow its business may not be effective.
Promoting awareness of Swvl’s offerings is important to Swvl’s ability to grow its business and to attract new qualified drivers and riders and can be costly. Swvl believes that much of the growth in its rider base and the number of drivers using its platform is attributable to its paid marketing initiatives. Swvl’s marketing efforts currently include offline marketing (such as billboard advertisements and in-person
promotional events), online marketing (such as social media and Internet-driven advertising campaigns), and partnerships with other businesses, through which Swvl offers promotions and other incentives to the customers of such businesses. As Swvl expands its business into new markets, its marketing initiatives may become increasingly expensive, and generating a meaningful return on those initiatives may be difficult. Even if Swvl successfully increases revenue due to its paid marketing efforts, such an increase may not offset the additional marketing expenses Swvl incurs.
If Swvl’s marketing efforts are not successful in promoting awareness of Swvl’s offerings or attracting new qualified drivers, riders, or corporate customers, or if Swvl cannot cost-effectively manage its marketing expenses, Swvl’s operating results and financial condition could be adversely affected. If Swvl’s marketing efforts successfully increase awareness of its offerings, this could also lead to increased public scrutiny of its business and increase the likelihood of third parties bringing legal proceedings against Swvl. Any of the foregoing risks could harm Swvl’s business, financial condition, and operating results.

Any failure to offer high-quality user support may harm Swvl’s relationships with users and could adversely affect Swvl’s reputation, brand, business, financial condition, and operating results.
Swvl’s ability to attract and retain drivers, riders and corporate customers to use its platform depends partly on the ease and reliability of its offerings, including its ability to provide high-quality support. Riders, drivers and other users of Swvl’s platform depend on Swvl’s support services to resolve any issues relating to its offerings, such as issues relating to payments or reporting a safety incident. Swvl’s ability to provide adequate and timely support is dependent on its ability to automate support services for simple issues (such as route inquiries) and, for other issues, to retain and deploy third-party service providers who are qualified to support users and sufficiently knowledgeable regarding Swvl’s offerings. As Swvl continues to grow its business and improve and expand its offerings, it will face challenges in providing quality support services at scale. As Swvl expands its offerings into new territories, it will be required to provide support services specific to its offerings and the needs of users in the applicable market. Furthermore, the
COVID-19
pandemic may impact Swvl’s ability to provide adequate and timely support (such as a decrease in the availability of service providers and an increase in response time). Any failure to provide high-quality user support, or a market perception that Swvl does not offer high-quality support, could adversely affect Swvl’s reputation, brand, business, financial condition and operating results.
Systems failures and resulting interruptions in the availability of Swvl’s website, applications, platform, or offerings could adversely affect Swvl’s business, financial condition, and operating results.
Swvl’s systems, or those of the third parties upon which Swvl relies, may experience service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service
and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware or other events. Swvl’s systems may also be subject to break-ins,
sabotage, theft and intentional acts of vandalism, including by Swvl’s employees. Some of Swvl’s systems are not fully redundant, and Swvl’s disaster recovery planning may not be sufficient for all eventualities. Any business interruption insurance that Swvl obtains in the future may not be adequate to cover all of Swvl’s losses that may result from interruptions in Swvl’s service due to systems failures and similar events.
Swvl may experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of Swvl’s offerings. These events could result in loss of revenue. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of Swvl’s offerings could adversely affect Swvl’s business and reputation and could result in the loss of users. Moreover, to the extent that any system failure or similar event results in harm to the users using its platform, Swvl may make voluntary payments to compensate for such harm or the affected users could seek monetary recourse or contractual remedies from Swvl for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for Swvl to address.
Swvl’s business could be adversely impacted by changes in users’ access to the Internet and mobile devices or unfavorable changes in, or Swvl’s failure to comply with, existing or future laws governing the Internet and mobile devices.
Swvl’s business depends on users’ access to its platform via the Internet and mobile devices. Swvl operates in and plans to expand into markets that may have low levels of Internet penetration or provide limited Internet connectivity in some areas. The price of mobile devices and Internet access may limit Swvl’s potential growth in such markets. Internet infrastructure in such markets may not support, and may be disrupted by, continued growth in the number of Internet users, their frequency of use or their bandwidth requirements. Any such failure in Internet or mobile device accessibility, even for a short period, could adversely affect Swvl’s business, financial condition, or operating results.
Swvl is subject to several laws and regulations specifically governing the Internet and mobile devices that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and Swvl’s offerings, require Swvl to change its business practices, or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, mobile and other communications, advertising practices, consumer protections, online payment services, and the characteristics and quality of offerings, among other things. Any failure, or perceived failure, by Swvl to comply with any of these laws or regulations could result in damage to Swvl’s reputation and brand, a loss of users, and fines or proceedings by governmental agencies, any of which could adversely affect Swvl’s business, financial condition and operating results.
Swvl relies on mobile operating systems and application marketplaces to make its mobile applications available to the drivers and riders using its platform. If Swvl does not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, Swvl’s usage or brand recognition could decline and Swvl’s business, financial results and operating results could be adversely affected.
Swvl depends in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make its applications available to drivers and riders using its platform. Any changes in such systems and application marketplaces that degrade the functionality of Swvl’s applications or give preferential treatment to competitors’ applications could adversely affect the usage of Swvl’s platform. If such mobile operating systems or application marketplaces limit or prohibit Swvl from making its applications available to drivers and riders, make changes that degrade the functionality of Swvl’s applications, increase the cost of using its applications, impose terms of use unsatisfactory to Swvl or modify their search or ratings algorithms in ways that are detrimental to it, or if the placement of competitors in such mobile operating systems’ application marketplaces is more prominent than the placement of Swvl’s applications, overall growth in Swvl’s rider or driver base could slow. Swvl’s applications have experienced fluctuations in number of downloads in the past, and Swvl anticipates fluctuations in the future. Any of the foregoing risks could adversely affect Swvl’s business, financial condition and operating results.
As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support Swvl’s platform or effectively roll out updates to Swvl’s applications. Additionally, Swvl needs to ensure that its offerings are designed to work effectively with a range of mobile technologies, systems, networks, and standards to deliver high-quality applications. Swvl may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance the experience of drivers and riders. If drivers or riders on Swvl’s platform encounter any difficulty accessing or using Swvl’s applications on their mobile devices, or if Swvl is unable to adapt to changes in popular mobile operating systems, Swvl’s business, financial condition, and operating results could be adversely affected.
Swvl depends on the interoperability of its platform across third-party applications and services that Swvl does not control.
Swvl’s platform integrates with various communications, ticketing, payment and social media vendors. As Swvl’s offerings expand and evolve, its platform may have an increasing number of integrations with other third-party applications, products and services. Third-party applications, products, and services are constantly evolving, and Swvl may not be able to maintain or modify its platform to ensure its compatibility with third-party offerings following development changes. In addition, some of Swvl’s competitors or third-parties upon which Swvl relies may take actions that disrupt the interoperability of Swvl’s platform with their products or services or exert strong business influence on Swvl’s ability to operate and distribute its platform or the terms on which it does so. As Swvl’s respective products evolve, Swvl expects the types and levels of competition to increase. Should any of Swvl’s competitors or other third-parties modify their products, standards or terms of use in a manner that degrades the functionality or performance of Swvl’s platform or is otherwise unsatisfactory to Swvl or gives preferential treatment to competitive products or services, Swvl’s products, platform, business, financial condition and operating results could be adversely affected.
If Swvl is unable to make acquisitions and investments or successfully integrate them into its business, or if Swvl enters into strategic transactions that do not achieve its objectives, Swvl’s business, financial condition and operating results could be adversely affected.
As part of its business strategy, Swvl may consider various potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement Swvl’s business. As Swvl grows, it also may explore investments in new technologies, which Swvl may develop or other parties may develop. There is no assurance that such acquired businesses will be successfully integrated into Swvl’s business or generate substantial revenue, or that Swvl’s investments in other technologies will generate returns for its business.

Acquisitions involve numerous risks, any of which could harm Swvl’s business and negatively affect Swvl’s business, financial condition and operating results, including:

•	intense competition for suitable acquisition targets, which could increase acquisition costs and adversely affect Swvl’s ability to consummate transactions on favorable or acceptable terms;

•	failure or material delay in consummating a transaction;

•	transaction-related lawsuits or claims;

•	Swvl’s ability to successfully obtain indemnification;

•	difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;

•	difficulties in retaining key employees or business partners of an acquired company;

•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

•
failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, data privacy, cybersecurity, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;

•	risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

•	theft of Swvl’s trade secrets or confidential information that Swvl shares with potential acquisition candidates;

•	risks that an acquired company or investment in new offerings cannibalizes a portion of Swvl’s existing business; and

•	adverse market reaction to an acquisition.
In addition, Swvl may divest businesses or assets or enter into joint ventures, strategic partnerships or other strategic transactions. These types of transactions also present certain risks. For example, Swvl may not achieve the desired strategic, operational, and financial benefits of a divestiture, partnership, joint venture, or other strategic transaction. Further, during the pendency of a divestiture or the integration or separation process of any strategic transaction, Swvl may be subject to risks related to a decline in business or a loss of employees, customers, or suppliers.
If Swvl fails to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets, strategic investments or other transactions, or if Swvl fails to integrate such acquisitions or investments successfully, or if it is unable to successfully complete other transactions or such transactions do not meet its strategic objectives, its business, financial condition and operating results could be adversely affected.

Swvl’s acquisitions of controlling interests in Shotl and Viapool and announced acquisition of door2door may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from Swvl’s existing business, among other things.
On August 19, 2021, Swvl announced a definitive agreement to acquire a controlling interest in Shotl Transportation, S.L., a mass transit platform that partners with municipalities and corporations to provide on-demand
bus and van services across Europe, South America and the Asia-Pacific region. The transaction closed on November 19, 2021.
On November 16, 2021, Swvl announced a definitive agreement to acquire a controlling interest in Viapool Inc., a mass transit platform currently operating in Buenos Aires, Argentina and Santiago, Chile. The transaction closed on January 14, 2022.
On March 24, 2022, Swvl announced a definitive agreement to acquire a controlling interest in door2door, a high-growth mobility operations platform that partners with municipalities, public transit operators, corporations, and automotive companies to optimize shared mobility solutions across Europe. The closing of the door2door transaction is subject to customary closing conditions and is expected to be completed in Q2 2022.
Integration of the Shotl, Viapool and door2door businesses and operations with Swvl’s existing business and operations will be a complex, time-consuming and costly process, particularly given that the acquisition will significantly diversify the geographic areas in which Swvl operates. Failure to successfully integrate the Shotl, Viapool and door2door businesses and operations with Swvl’s existing business and operations in a timely manner may have a material adverse effect on Swvl’s business, financial condition, results of operations and cash flows. Similarly, Swvl’s ongoing acquisition program exposes it to integration risks as well. The difficulties of combining the acquired operations include, among other things:

•	failure to realize expected profitability, growth or accretion;

•	integrating additional Swvl Business offerings into Swvl’s existing operations;

•	coordinating geographically disparate organizations, systems and facilities;

•	attracting sufficient platform users in Europe, Brazil, Japan, Argentina and Chile;

•	operating in several new jurisdictions and municipalities with unique laws and regulations;

•	consolidating corporate, technological and administrative functions;

•	the diversion of management’s attention from other business concerns;

•	rider loss from the acquired businesses; and

•	potential environmental or regulatory liabilities and title problems.
In addition, Swvl may not realize all of the anticipated benefits from its acquisition of controlling interests in Shotl, Viapool and door2door, such as cost savings and revenue enhancements, for various reasons, including the fact that Swvl’s diligence was of a limited scope and performed by third party business consultants (and with respect to Shotl, solely with respect to Shotl’s business in Spain), difficulties integrating operations and personnel, higher costs,
COVID-19
related interruption, unknown liabilities and fluctuations in markets.
Swvl does not have written contractual arrangements in place with certain of its historically material customers.
Swvl has provided, and continues to provide, TaaS services to certain corporate customers without a written contract governing such arrangement. These non-contractual
arrangements with TaaS customers made up approximately 3%, 6% and 7% of Swvl’s revenue in each of fiscal year 2019, fiscal year 2020 and fiscal year 2021,

respectively. While the counterparties have performed under such arrangements without any material disputes, in the event of a dispute, the lack of a written contract could make it particularly difficult for Swvl to enforce its rights under the arrangement, if at all. Swvl is in the process of entering into definitive documentation to govern its relationships with such corporate customers and is setting up internal procedures to ensure that future relationships are governed by written contractual arrangements at the outset. As a result, Swvl expects to be able to reduce the percentage of revenue attributable to TaaS customers without contractual arrangements over time. However, there is no guarantee that existing TaaS customers will agree to enter into definitive documentation, and there are no assurances entry into such definitive documentation would allow Swvl to enforce claims against such counterparties for actions taken prior to entry into such agreements.
Swvl’s business could be adversely affected by natural disasters, public health crises, political crises, economic downturns, or other unexpected events.
A natural disaster, such as an earthquake, fire, hurricane, tornado or flood, or significant power outage, could disrupt Swvl’s operations, mobile networks, the Internet or the operations of Swvl’s third-party technology providers. In addition, any public health crises, other epidemics, political crises, such as terrorist attacks, war and other political or social instability, or other catastrophic events could adversely affect Swvl’s operations or the economy as a whole. Moreover, the likelihood of such events may increase as a result of climate change or other systemic impacts. The impact of such events or other disruption to Swvl or its third-party providers’ abilities could result in decreased demand for Swvl’s offerings or a disruption in the provision of Swvl’s offerings, which could adversely affect Swvl’s business, financial condition and operating results.
Swvl’s business, financial condition and operating results are also subject to general economic conditions in the markets in which it operates. Any deterioration of economic conditions in such markets could lead to, among other things, increased unemployment and decreased consumer spending and commercial activity. As a result, demand for Swvl’s platform by riders and drivers may decline. Swvl cannot predict the timing or duration of any economic slowdown or subsequent economic recovery in the markets in which it operates or intends to operate. An economic downturn resulting in a prolonged recessionary period may adversely affect Swvl’s business, financial condition and operating results.
Swvl’s operations are subject to currency volatility and inflation risk.
The U.S. dollar is Swvl’s presentation currency as a group. Swvl also derives revenues and incurs expenses in other currencies relevant to each country of operations, including Egyptian pounds, Pakistani rupees, and Kenyan shillings. Swvl is therefore subject to foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, Swvl is exposed to the risk that these currencies may appreciate relative to the U.S. dollar or, if such currencies devalue relative to the dollar, that inflation rates may exceed the speed of devaluation, or that the timing of such depreciation may lag behind inflation. The dollar cost of Swvl’s operations would increase in any such event, and Swvl’s dollar-denominated operating results would be adversely affected.
Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl
Swvl has identified material weaknesses in its internal control over financial reporting. If for any reason Swvl is unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, Swvl’s ability to produce accurate and timely consolidated financial statements may be impaired, which may harm Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl.
Prior to the Business Combination, Swvl operated as a private company with the size of accounting and financial reporting personnel, and other resources with which to address its internal controls over financial reporting, being in line with early-stage private companies. In connection with the preparation of its financial statements as of and for the year ended December 31, 2021, Swvl and its independent registered public accounting firm identified material weaknesses in Swvl’s internal control over financial reporting related to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Swvl’s consolidated financial statements.

The Public Company Accounting Oversight Board has defined a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Swvl’s financial statements will not be prevented or detected on a timely basis.
Swvl has developed and is in the process of implementing a remediation plan to address these control deficiencies, which will address the underlying causes of Swvl’s material weaknesses. As part of Swvl’s remediation plan, Swvl has hired additional qualified personnel within its finance and accounting functions who are experienced in IFRS and SEC reporting, in addition to starting to conduct training for Swvl personnel with respect to IFRS and SEC financial reporting. Swvl is establishing more robust processes to support its internal control over financial reporting, including sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. Furthermore, with respect to the effectiveness of Swvl’s IT general controls, Swvl is establishing formal processes and controls for information systems that are key to the preparation of its consolidated financial statements, including access and change controls. If these measures are ineffective, Swvl may be unable to remediate these issues in the anticipated timeframe, which may have an adverse effect on Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl.
While Swvl performed a preliminary evaluation of its internal control over financial reporting, Swvl was not required to perform an evaluation of internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because Swvl was a private company during the applicable evaluation period ending December 31, 2021. Had such an evaluation been performed, additional control deficiencies may have been identified by Swvl, and those control deficiencies may have also represented one or more material weaknesses.
Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and operating results.
At present, Swvl conducts the majority of its operations in Egypt, Pakistan and Kenya, but it currently operates in seven countries (not including the countries of operation of Shotl and Viapool, two companies which Swvl acquired controlling interests in November 2021 and January 2022, respectively, or door2door, a company which Swvl announced a definitive agreement to acquire a controlling interest in March 2022 and that is expected to be completed in Q2 2022), and intends to operate in 20 countries by 2025. There are, and will likely continue to be, substantial uncertainties regarding the interpretation and application of laws and regulations in the jurisdictions in which Swvl operates, including the laws and regulations governing Swvl’s business, the enforcement and performance of contractual arrangements and the protection of intellectual property rights. The legal systems in the countries in which Swvl operates may not be as predictable or developed as that of the United States, and in particular, may not have developed laws and regulations relating to the ridesharing industry. As a result, existing laws and regulations may be applied inconsistently and, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to violate applicable laws and regulations. There can be no assurance that Swvl’s business will not be found to violate applicable laws or regulations in these jurisdictions in the future.
In addition, the jurisdictions in which Swvl has business operations may in the future enact new laws and regulations relating to the Internet, emissions and other environmental matters associated with ridesharing operations, the ridesharing industry generally and the operation of Swvl’s business, and the interpretation and enforcement of such laws may involve significant uncertainties. New laws and regulations that affect Swvl’s existing and proposed future businesses may also be applied retroactively.
Swvl is, and may in the future be, required to hold registrations, licenses, permits and approvals in connection with its business operations. New laws and regulations may be adopted from time to time that require Swvl to obtain registrations, licenses, permits and approvals in addition to those Swvl already holds. Swvl does not hold all of the required licenses and registrations for certain jurisdictions where Swvl operates.
In Egypt, Swvl is subject to Law No. 87 of 2018 and the Executive Regulation by Presidential Decree No. 2180 of 2019 (collectively, “Egyptian Ridesharing Laws”). Pursuant to such Egyptian Ridesharing Laws, Swvl

– as well as any other land transport service company in Egypt that utilizes information technology – is required to obtain a license issued by Egypt’s Land Transport Regulatory Authority (the “Egyptian LTRA”). While companies were required under the Egyptian Ridesharing Laws to obtain such licenses by December 12, 2018, the Egyptian LTRA was not established until June 11, 2019, and, to Swvl’s knowledge, it has not yet issued a license to any ridesharing company, including Swvl. On December 12, 2019, Swvl submitted an application to the Egyptian LTRA, seeking the required license. If and when the Egyptian LTRA approves Swvl’s license application, Swvl will be required to pay a licensing fee, which will include a fee associated with the application process and a fee for Swvl’s pre-license
operations in Egypt. As a result of Swvl’s current
non-compliance
with the licensing requirements of the Egyptian Ridesharing Laws, the Egyptian LTRA has imposed monetary fines on drivers using Swvl’s platform, which Swvl expects will continue to be imposed until Swvl’s license application is approved. Swvl has reimbursed, and expects to continue to reimburse, drivers for the costs of such fines, which totaled approximately $190 thousand, $440 thousand and $700 thousand during the years ended December 31, 2019, December 31, 2020 and December 31, 2021, respectively.
In Jordan, Swvl is operating a pilot
business-to-consumer
program. Although Swvl has been working with relevant authorities to obtain a license in order to run its business-to-consumer
platform at a larger commercial scale, the Land Transport Regulatory Commission (the “LTRC”) of Jordan is currently not accepting any license applications, and, as a result, we cannot predict if or when the LTRC license will be obtained.
Other than ordinary course business permits generally applicable to companies operating in each particular jurisdiction and regulations pertaining to foreign investment (described in further detail below), Swvl does not believe it is required to obtain any other registrations, licenses, permits or approvals to conduct its business as presently conducted in each of the other jurisdictions in which it operates. Swvl further believes that it possesses all such business permits, the failure of which to possess would be material to Swvl’s operations as presently conducted in the jurisdictions in which it operates. However, as regulation of the ridesharing industry in these jurisdictions remains under development, new laws and regulations may be adopted or implemented that could increase or otherwise change the requirements applicable to Swvl. In addition, regulators may interpret existing laws and regulations that were not intended to apply to ridesharing businesses to apply to Swvl or its operations. Further, Swvl may expand its operations in the jurisdictions in which it operates in ways that would require additional licenses. In particular, if Swvl were to expand its operations in Saudi Arabia or Malaysia to include business-to-consumer
services, which is under evaluation, Swvl would be required to obtain licenses in such jurisdictions. If Swvl fails to obtain any required registrations, licenses, permits or approvals or is otherwise found to be operating its business in a manner that is not compliant with applicable law, Swvl may be subject to fines, revocation of its licenses and permits or other sanctions or be required to discontinue or restrict Swvl’s operations in such jurisdictions. Any such required registrations, licensees, permits and approvals may be difficult for Swvl to obtain. Swvl cannot predict the effect that the interpretation of existing or new laws or regulations may have on Swvl’s business.
In addition, governments in the jurisdictions Swvl operates or intends to operate may restrict or control to varying degrees the ability of foreign investors to invest in businesses located or operating in such jurisdictions. Because Swvl is incorporated in the British Virgin Islands, Swvl may be deemed to be foreign investors and therefore be subject to such restrictions or controls. As a result, there may be a risk of loss due to, among other things, expropriation, nationalization or confiscation of assets or the imposition of restrictions on repatriation of capital invested, in each case by the governmental or regulatory agencies empowered in such jurisdictions. While, in some cases, the British Virgin Islands has entered into international investment treaties or agreements designed to encourage and protect investment by BVI persons in foreign jurisdictions, there can be no guarantee that such treaties or agreements will cover the jurisdictions in which Swvl operates in or that such treaties or agreements will be fully implemented or effective. In other cases, Swvl is not able to take advantage of certain treaties because it is a British Virgin Islands company and is therefore exposed to additional risk of such loss.
While Swvl is not aware of any material limitations on foreign investment in the jurisdictions in which it operates, Swvl is required to comply with certain regulations related to such investment. In particular, in Jordan, non-Jordanian
investors are restricted from wholly owning any project or business venture that involves certain trade, construction or services activities. While Swvl does not intend to engage in any such activities in Jordan, the organizational documents of the entity that currently conducts Swvl’s operations in Jordan erroneously includes certain restricted activities as potential objectives of such entity. Such entity is in the process of amending its organizational documents such that Swvl will be permitted to acquire and hold all of the equity thereof. In addition, in the United Arab Emirates, foreign investors are required to operate via an onshore licensed entity or an onshore branch of a foreign or free zone entity. Swvl has established such an onshore branch and has obtained the requisite licenses and approvals for such branch’s operations. Swvl may become subject to additional limitations and regulations as it expands its operations in the jurisdictions in which it operates and into new jurisdictions, and such limitations and regulations may impair Swvl’s ability to operate effectively in such jurisdictions.
Any of the foregoing or similar occurrences or developments could significantly disrupt Swvl’s business operations and restrict Swvl from conducting a substantial portion of its business operations in these jurisdictions, which could adversely affect Swvl’s business, financial condition or operating results.
As Swvl expands its offerings, it may become subject to additional laws and regulations, and any actual or perceived failure by Swvl to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect Swvl’s business, financial condition, and operating results.
As Swvl continues to expand its offerings and user base, it may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Many of these laws and regulations were adopted prior to the advent of Swvl’s industry and related technologies and, as a result, do not contemplate or address the unique issues faced by Swvl’s industry.
Despite Swvl’s efforts to comply with applicable laws, regulations and other obligations relating to its offerings, it is possible that Swvl’s practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Swvl’s failure to comply with such laws, regulations or obligations may result in Swvl being blocked from or limited in providing or operating its products and offerings in such jurisdictions, or it may be required to modify its business model in those or other jurisdictions as a result. Moreover, Swvl’s failure, or the failure by Swvl’s third-party service providers, to comply with applicable laws or regulations or any other obligations relating to Swvl’s offerings, could harm Swvl’s reputation and brand, discourage new and existing drivers and riders from using Swvl’s platform, lead to refunds of rider fares or result in fines or proceedings by governmental agencies or private claims and litigation, any of which could adversely affect Swvl’s business, financial condition and operating results.
Swvl is subject to various laws relating to anti-corruption, anti-bribery, anti-money laundering, and countering the financing of terrorism and has operations in certain countries known to experience high levels of corruption. Swvl has not implemented, or has only recently implemented, certain policies and procedures for the operation of its business and compliance with applicable laws and regulations, including policies with respect to anti-bribery and anti-corruption matters and cyber protection.
Swvl is subject to anti-corruption, anti-bribery, and anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which Swvl does business. Swvl will be subject to such laws in other jurisdictions in the future, including, for example, the FCPA. These laws generally prohibit Swvl, its employees and agents from improperly influencing government officials or commercial parties to, among other things, obtain or retain business, direct business to any person, or gain any improper advantage. Under applicable anti-bribery and anti-corruption laws, Swvl could be held liable for acts of corruption and bribery committed by third-party business partners and service providers, representatives, and agents who acted on Swvl’s behalf.
Swvl has operations in, and has business relationships with, entities in countries known to experience high levels of corruption. Swvl and its third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. Swvl is subject to the risk that it could be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries and its and their respective employees, representatives, contractors, and agents, even if Swvl does not authorize such activities. Swvl’s employees from time to time consult or engage in discussions with government officials in the jurisdictions where it operates with respect to potential changes in government policies or laws relating to the mass transit ridesharing industry, which may heighten such anti-corruption-related risks.
In addition, Swvl’s activities in certain countries with high levels of corruption enhance the risk of unauthorized payments or offers of payments by business partners and service providers, employees, or consultants in violation of various anti-corruption laws, including the FCPA, even though the actions of these parties are often outside Swvl’s control. Swvl adopted anti-bribery and anti-corruption policies in September 2020, enhanced its policies in December 2021 and implementation of these policies is ongoing. While these policies are intended to address compliance with such laws, there can be no guarantee that they are or will be fully effective at all times, and Swvl’s employees and agents may take actions in violation of Swvl’s anti-bribery and anti-corruption policies or applicable laws, for which Swvl may be ultimately held responsible. Swvl in the process of reviewing its compliance program to identify areas for enhancements, and Swvl intends to continuously update and improve its compliance program as it expands its operations into new jurisdictions and becomes subject to a larger number of anti-corruption-related
laws. However, there remains no guarantee that any such expanded compliance program will be fully effective at all times.
Any violation of applicable anti-bribery, anti-corruption, anti-money laundering, and countering the financing of terrorism laws could result in whistleblower complaints, adverse media coverage, harm to Swvl’s reputation and brand, investigations, imposition of significant legal fees, severe criminal or civil sanctions and disgorgement of profits, suspension or loss of required licenses and permits, exit from an important market, substantial diversion of management’s attention, a drop in Swvl’s share price, or other adverse consequences, any or all of which could have a material and adverse effect on Swvl’s business, financial condition and operating results.
Swvl may be subject to claims, lawsuits, government investigations and other proceedings that adversely affect Swvl’s business, financial condition and operating results.
Swvl has been subject to claims, lawsuits, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving labor and employment, commercial disputes and tax matters. Swvl expects to continue to be subject to claims, lawsuits, government investigations and other legal or regulatory proceedings in the ordinary course of business, which may involve any of the foregoing matters as well as licensing and permits, pricing practices, competition, consumer complaints, personal injury, anti-discrimination, intellectual property disputes and other matters, and Swvl may become subject to additional types of claims, lawsuits, government investigations and other legal or regulatory proceedings as Swvl’s business grows and as Swvl deploys new offerings. Moreover, certain liabilities may be imposed by jurisdictions where Swvl operates, including tax liability, which may subject it to regulatory enforcement procedures if it does not or cannot comply.
The results of any such claims, lawsuits, government investigations or other legal or regulatory proceedings cannot be predicted. Any claims against Swvl, whether meritorious or not, could be time-consuming, result in costly litigation, harm Swvl’s reputation, require significant management attention and divert substantial resources. It is possible that a resolution of such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect Swvl’s business, financial condition and operating results. These proceedings could also result in harm to Swvl’s reputation and brand, sanctions, injunctions or other orders requiring a change in Swvl’s business practices. Any of these consequences could adversely affect Swvl’s business, financial condition and operating results. Furthermore, under certain circumstances, Swvl has contractual and other legal obligations to indemnify and to incur legal expenses on behalf of Swvl’s business and commercial partners.
A determination in, or settlement of, any legal proceeding, whether Swvl is a party to such legal proceeding or not, that involves Swvl’s industry could harm Swvl’s business, financial condition and operating results. For example, a determination that classifies a driver of a ridesharing platform as an employee, whether Swvl is a party to such determination or not, could cause Swvl to incur significant expenses or require substantial changes to its business model.
In addition, Swvl regularly includes arbitration provisions in Swvl’s Terms of Service with drivers and riders using Swvl’s platform. These provisions are intended to streamline the dispute resolution process for all parties involved, as arbitration can, in some cases, be faster and less costly than litigating disputes in court. However, arbitration may become more expensive, or the volume of arbitration may increase and become burdensome. The use of arbitration provisions may subject Swvl to certain risks to its reputation and brand, as these provisions have been the subject of increasing public scrutiny in certain jurisdictions.
Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration across the jurisdictions in which Swvl operates and may operate in the future, there is a risk that some or all of Swvl’s arbitration provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If Swvl’s arbitration agreements were found to be unenforceable, in whole or in part, or particular claims are required to be exempted from arbitration, Swvl could experience an increase in its costs to litigate disputes and the time involved in resolving such disputes, and Swvl could face increased exposure to potentially costly lawsuits, each of which could adversely affect Swvl’s business, financial condition and operating results.
Failure to protect or enforce Swvl’s intellectual property rights could harm Swvl’s business, financial condition and operating results.
Swvl’s success is dependent in part upon protecting Swvl’s intellectual property rights and technology (such as code, confidential information, data, processes and other forms of information, knowhow and technology). As Swvl grows, it will continue to develop intellectual property that is important for its existing or future business. Swvl relies on a combination of copyright, trademark, service mark, trade secret, know-how
and confidential information laws and contractual restrictions to establish and protect Swvl’s intellectual property. However, the steps Swvl takes to protect its intellectual property may not be sufficient and may vary by jurisdiction.
Even if Swvl does detect violations, Swvl may need to engage in litigation to enforce its rights. Any enforcement efforts Swvl undertakes, including litigation, could be time-consuming and expensive and could divert the attention of management. While Swvl takes precautions designed to protect its intellectual property, it may still be possible for competitors and other unauthorized third parties to copy Swvl’s technology, reverse engineer its data and use its proprietary information to create or enhance competing solutions and services, which could adversely affect Swvl’s position in the rapidly evolving and increasingly competitive mass-transit ridesharing industry.
Swvl has not registered any of its intellectual property outside of Egypt. Swvl’s failure to register its brand names or logos in jurisdictions in which it operates could allow competitors to register the same or similar names or logos that confuse potential consumers and/or prevent Swvl from subsequently protecting its names and logos. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of Swvl’s technology may be unenforceable under the laws of certain countries. The laws of some countries do not provide the same level of protection of intellectual property as the laws of the United States, and adequate intellectual property protection may not be available or may be limited in such countries. Swvl’s intellectual property protection and enforcement strategy is influenced by many considerations, including costs, where Swvl has business operations, where Swvl might have business operations in the future, legal protections available in a specific jurisdiction and/or other strategic considerations. As such, Swvl does not have identical or analogous intellectual property protection in all jurisdictions, which could limit Swvl’s freedom to operate as it expands into new jurisdictions. As Swvl expands its offerings into new jurisdictions, its exposure to unauthorized use, copying, transfer and disclosure of proprietary information will likely increase. Swvl may need to expend additional resources to protect, enforce or defend its intellectual property, which could harm Swvl’s business, financial condition or operating results. Swvl may also need to expend additional resources to understand and analyze the varying protections available in different jurisdictions and whether formal protection for intellectual property, such as rights in software, is available, commercially advisable and/or enforceable.
Swvl enters into confidentiality and intellectual property assignment agreements with employees and contractors and enters into confidentiality agreements with third-party providers and corporate customers. There can be no assurance that these agreements will effectively control access to, and use and distribution of, Swvl’s platform and proprietary information. Further, these agreements do not prevent Swvl’s competitors from independently developing technologies that are substantially equivalent or superior to Swvl’s offerings. Competitors and other third parties may also attempt to reverse engineer Swvl’s data, which would compromise Swvl’s trade secrets and other rights.
Swvl may be required to spend significant resources monitoring and protecting its intellectual property rights, and some violations may be difficult or nearly impossible to detect. Litigation to defend and enforce Swvl’s intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of Swvl’s intellectual property. Swvl’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of Swvl’s intellectual property rights. Swvl’s inability to protect its intellectual property and proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of Swvl’s management’s attention and resources, could impair the functionality of Swvl’s platform, delay introductions of enhancements to Swvl’s platform, result in Swvl substituting inferior or more costly technologies into its platform or harm Swvl’s reputation or brand. In addition, Swvl may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms and could adversely affect Swvl’s ability to compete.
The ridesharing industry has also been subject to attempts to steal intellectual property. Although Swvl takes measures to protect its property, if it is unable to prevent the theft of its intellectual property or its exploitation, the value of Swvl’s investments may be undermined and Swvl’s business, financial condition and operating results may be negatively impacted.
Claims by others that Swvl infringed their proprietary technology or other intellectual property rights could harm Swvl’s business, financial condition and operating results.
Companies in the Internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own or otherwise obtained. As Swvl’s public profile grows and the number of competitors in Swvl’s markets increases, and as Swvl continues to develop new technologies and intellectual property, the possibility of intellectual property rights claims against Swvl may grow. From time to time, third parties may assert claims of infringement of intellectual property rights against Swvl. Swvl does not hold any patents. Competitors of Swvl and others may now and in the future have significantly larger and more mature patent portfolios than Swvl has. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom Swvl’s own patents (if and when acquired) may therefore provide little or no deterrence or protection. Many potential litigants, including some of Swvl’s competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third-party, even those without merit, could cause Swvl to incur substantial costs defending against such claim, could distract management’s attention from the operation of Swvl’s business and could require Swvl to cease its use of certain intellectual property. Furthermore, because intellectual property litigation may involve a substantial amount of discovery, Swvl may risk compromising its own confidential information in the course of any such litigation. Swvl may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against Swvl, Swvl may be subject to an injunction or other restrictions that prevent Swvl from using or distributing its intellectual property, or Swvl may agree to a settlement that prevents it from distributing its offerings or a portion thereof, which could adversely affect Swvl’s business, financial condition and operating results.
With respect to any intellectual property rights claim, Swvl may have to seek out a license to continue operations if found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase Swvl’s operating expenses. Some licenses may be non-exclusive,
and therefore Swvl’s competitors may have access to the same technology licensed to Swvl. If a third-party does not offer Swvl a license to its intellectual property on reasonable terms, or at all, Swvl may be required to develop alternative, non-infringing
technology or other intellectual property, which could require significant time (during which Swvl would be unable to continue to offer Swvl’s affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect Swvl’s business, financial condition and operating results.
Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by Swvl to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect Swvl’s business.
Swvl receives, transmits and stores a large volume of personally identifiable information and other data relating to the users of Swvl’s platform. Numerous national and international laws, rules and regulations applicable to the jurisdictions in which Swvl operates relate to privacy, data protection and the collection, storing, sharing, use, disclosure and protection of certain types of data. These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another and may conflict with each other. For example, changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase the cost of providing Swvl’s offerings, require significant changes to Swvl’s operations or even prevent Swvl from providing certain offerings in jurisdictions in which it currently operates and in which it may operate in the future. Further, as Swvl continues to expand its platform offerings and user base, Swvl may become subject to additional privacy-related laws and regulations, such as the General Data Protection Regulation (Regulation (EU) 2016/679), which Swvl recently became subject to (please see the section entitled “Item 3D. Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl”). Additionally, Swvl has incurred, and expects to continue to incur, expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by law, regulation, industry standards or contractual obligations.
Despite Swvl’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that Swvl’s practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Swvl’s failure, or the failure by Swvl’s third-party providers or partners, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other driver or rider data, or the perception that any of the foregoing types of failure or compromise has occurred, could damage Swvl’s reputation, discourage new and existing drivers and riders from using Swvl’s platform or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect Swvl’s business, financial condition and operating results. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm Swvl’s reputation and brand and adversely affect Swvl’s business, financial condition and operating results.
Swvl may face particular privacy, data security, and data protection risks if it expands into the European Union or United Kingdom in connection with the GDPR and other data protection regulations.
Upon the consummation of Swvl’s acquisition of a controlling interest in Shotl, Swvl began operating in certain European Union (“EU”) member states and the United Kingdom. Expansion into the EU and the United Kingdom or marketing directed to those jurisdictions subjects Swvl and certain personal data it processes to the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”), supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance.
As a result of the Shotl acquisition, Swvl is also subject to the U.K. General Data Protection Regulation (“U.K. GDPR”) (
i.e.
, a version of the GDPR as implemented into U.K. law). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. The GDPR requirements likely apply not only to third-party transactions, but also to transfers of information between Swvl and its subsidiaries, including employee information.
As of January 2021 (when the transitional period following Brexit expired), there are two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. The European Commission adopted an adequacy decision for the U.K., which means that certain aspects of data protection law between the U.K. and EU will remain the same. However, because the U.K.’s Information Commissioner’s Office remains the independent supervisory body regarding the U.K. GDPR but will not be the regulator for any activities under the GDPR, there may be increasing divergence in application, interpretation and enforcement of the data protection law as between the U.K. and the European Economic Area.
As of the date of this Report, Swvl is in the process of bringing all of its operations (legacy and post-Shotl acquisition) into compliance with the GDPR. However, Swvl’s efforts to bring all of its practices (or those of its collaborators, service providers, and contractors) into compliance with the GDPR may not succeed for a variety of reasons, including due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Noncompliance could result in the commencement of legal proceedings against Swvl by governmental and regulatory entities or others. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with the GDPR or other applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in litigation, breach notification obligations, regulatory or administrative sanctions, additional cost and liability to Swvl, harm to Swvl’s reputation and brand, damage to its relationships with riders, drivers and corporate customers and have an adverse effect on its business, financial condition and operating results. In particular, under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the non-compliant
company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects.
Swvl’s business would be adversely affected if the drivers using its platform were classified as employees.
The classification status of drivers that operate on ridesharing platforms is the subject of ongoing litigation and debate in multiple countries. Certain global ridesharing businesses are currently involved in legal proceedings in multiple jurisdictions, including putative class and collective action lawsuits, charges and claims before administrative agencies, and investigations or audits by labor, social security, and tax authorities, that claim that drivers using their platforms should be treated as employees (or as workers or quasi-employees where those statuses exist) of such companies, rather than as independent contractors.
Swvl classifies the drivers that use its platform as independent contractors or as employees of third parties in certain of the jurisdictions in which Swvl currently operates. However, in certain of the jurisdictions that Swvl operates, such classifications are based on an interpretation of applicable law, and Swvl’s interpretation may be subject to challenge. In particular, in Egypt, as the Egyptian Ridesharing Laws do not require drivers to be classified as employees, any challenge to Swvl’s determination that drivers are not employees would need to be based on principles of Egyptian labor laws. Under such laws, a person is classified as an employee if he or she works in exchange for a salary for an employer and under the employer’s control and supervision. Thus, in assessing whether drivers should be classified as employees in Egypt, Swvl considers, among other things, the level of direct administration and supervision it has over drivers using its platform.
Similarly, in Pakistan, there is no rigid formula or exhaustive list of criteria for determining whether drivers are employees. Instead, courts in Pakistan have articulated general principles and tests for establishing an employer-employee relationship, including whether the supposed employer has a role in the selection and appointment of, and controls and supervises the work of, the supposed employees. Thus, the proper classification has to be ascertained on a case-by-case
basis, and courts will take into consideration the facts and circumstances of the engagement. As a result, Swvl itself considers all relevant facts and circumstances, including the level of direct control it exercises over drivers using its platform, in making its determination that such drivers are not employees.
While Swvl believes its classification of drivers as independent contractors in each of the jurisdictions it operates, including in Egypt and Pakistan, is correct, Swvl may in the future be subject to proceedings relating to the classification of drivers using its platform as laws and regulations governing the ridesharing industry, labor and employment develop further (or if interpretations of existing laws and regulations change) and as Swvl expands its business operations in new jurisdictions. Swvl may incur substantial expenses in defending such proceedings. If Swvl is not successful in defending such proceedings, it may be required to pay significant damages to drivers or incur other fines, penalties or sanctions. In addition, if, as a result of legislation or judicial decisions in jurisdictions where the employee-contractor distinction is applicable, Swvl is required to classify drivers as employees in such jurisdictions, Swvl may incur significant additional expenses for compensating drivers or making payments on their behalf, including expenses associated with the application of, as applicable, wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and potential penalties. In such event, Swvl may be required to increase its pricing to offset these additional expenses or to discontinue lower-margin offerings or routes, abandon its efforts to expand into new markets or forego other expenditures, such as marketing or hiring key personnel. As a result, Swvl’s ability to attract new riders and to retain existing riders could be adversely affected and utilization of Swvl’s platform may decrease. Any of the foregoing risks would have an adverse effect on Swvl’s business, financial condition and operating results.

Swvl could be subject to claims from riders, drivers or third parties that are harmed whether or not Swvl’s platform is in use, which could adversely affect Swvl’s brand, business, financial condition and operating results.
Swvl may be subject to claims, lawsuits, investigations and other legal proceedings relating to injuries to, or deaths of, riders, drivers or third-parties that may be attributed to Swvl through its offerings. Swvl may also be subject to claims alleging that Swvl is directly or vicariously liable for the acts of the drivers using its platform or for harm related to the actions of drivers, riders, or third parties, or the management and safety of its platform and assets, including in light of the
COVID-19
pandemic and related public health measures issued by various jurisdictions, including travel bans, restrictions, social distancing guidance, and shelter-in-place
orders. Swvl may also be subject to personal injury claims whether or not such injury actually occurred as a result of activity on its platform. Swvl may incur expenses to settle personal injury claims, which it may choose to settle for reasons including expediency, protection of its reputation and to prevent the uncertainty of litigating, and Swvl expects that such expenses may increase as its business grows and it faces increasing public scrutiny. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any riders, drivers or third parties could result in negative publicity and harm to Swvl’s brand, reputation, business, financial condition and operating results. Swvl’s insurance policies and programs may not provide sufficient coverage to adequately mitigate the potential liability Swvl faces, especially where any one incident, or a group of incidents, could cause disproportionate harm, and Swvl may have to pay high premiums or deductibles for its coverage and, for certain situations, Swvl may not be able to secure coverage at all. Any of the foregoing risks could adversely affect Swvl’s business, financial condition and operating results.
Swvl is subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased, and are likely to continue to increase, both its costs and the risk of non-compliance.
Swvl is subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the BVI and the various countries and cities in which it operates. Swvl’s efforts to comply with new and changing laws and regulations in the jurisdictions in which it operates have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
Moreover, because these laws, regulations and standards are subject to varying interpretations and changes due to the emerging nature of the markets in which Swvl operates, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to Swvl’s disclosure and governance practices. If Swvl fails to address and comply with these regulations and any subsequent changes, they may be subject to penalty and the business may be harmed.
As a result of plans to expand Swvl’s business operations, including to jurisdictions in which tax laws may not be favorable, Swvl’s obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect Swvl’s after-tax
profitability and financial results.
Because Swvl has significant expansion plans, Swvl’s effective tax rate may fluctuate or increase in the future. Future effective tax rates could be affected, possibly materially, by changes in tax laws or the regulatory environment, the recognition of operating losses in jurisdictions where no tax benefit can be recorded under the applicable method of accounting, changes in the composition of operating income across tax jurisdictions, changes in deferred tax assets and liabilities, or changes in accounting and tax standards or practices.
Due to the complexity of multinational tax obligations and filings, Swvl may have a heightened risk related to audits or examinations by the relevant taxing authorities. Outcomes from these audits or examinations could have an adverse effect on Swvl’s after-tax
profitability and financial condition. Additionally, various taxing authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Taxing authorities could disagree with Swvl’s intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If Swvl does not prevail in any such disagreements, its profitability may be affected.

Swvl’s
after-tax
profitability and financial results may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.
The Competition Commission of Pakistan (the “CCP”) may challenge the Business Combination or seek financial penalties or behavioral or other remedies, any of which could result in a material adverse effect on Swvl’s business.
SPAC, with the consent of Swvl, initially filed an application with the CCP on January 17, 2022 (the “Application”) for approval to consummate the Business Combination. Approval of the Application by the CCP was a closing condition in the Business Combination Agreement. However, approval of the Application by the CCP was not obtained prior to the vote of the SPAC shareholders. Accordingly, because the SPAC and Swvl did not believe that the Business Combination raised substantive competition considerations in Pakistan, nor did they believe that waiving the related closing condition was likely to result in material adverse consequences, Swvl and SPAC waived this closing condition and, following the satisfaction of all other closing conditions, proceeded with the consummation of the Business Combination.
Swvl continues to believe that the Business Combination does not raise substantive competition considerations in Pakistan, nor does it believe that waiving this closing condition and proceeding with consummation of the Business Combination is likely to result in material adverse consequences. However, there can be no assurance that the CCP will not choose to challenge the Business Combination and/or seek financial penalties or behavioral or other remedies, any of which could result in a material adverse effect on Swvl’s business.
Risks Related to Ownership of Swvl’s Securities
Swvl may not be able to maintain the listing of its securities on Nasdaq.
Swvl Securities are listed on Nasdaq. If Swvl violates Nasdaq listing requirements, Swvl Securities may be delisted. If Swvl fails to meet any of Nasdaq’s listing standards, Swvl Securities may be delisted. In addition, the board of directors of Swvl may determine that the cost of maintaining the listing on a national securities exchange outweighs the benefits of such listing. A delisting of Swvl Securities ordinary shares may materially impair shareholders’ ability to buy and sell our ordinary shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, Swvl Securities. The delisting of Swvl Securities could significantly impair Swvl’s ability to raise capital and the value of your investment.
The market price of Swvl Securities could fluctuate significantly, which could result in substantial losses for purchasers of Swvl Securities.
The market price of Swvl Securities is affected by the supply and demand for such shares, which may be influenced by numerous factors, many of which are beyond Swvl’s control, including:

•	fluctuation in actual or projected operating results;

•	failure to meet analysts’ earnings expectations;

•	the absence of analyst coverage;

•	negative analyst recommendations;

•	changes in trading volumes in Swvl Securities;

•	changes in Swvl’s shareholder structure;

•	changes in macroeconomic conditions;

•	the activities of competitors;

•	changes in the market valuations of comparable companies;

•	changes in investor and analyst perception with respect to Swvl’s business or the mass-transit ridesharing industry in general; and

•	changes in the statutory framework applicable to Swvl’s business.
As a result, the market price of Swvl Securities may be subject to substantial fluctuation.
In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of Swvl Securities, even if there may not be a reason for this based on Swvl’s business performance or earnings outlook. Furthermore, investors in the secondary market may view Swvl’s business more critically than prior or current investors, which could adversely affect the market price of Swvl Securities in the secondary market.
If the market price of Swvl Securities declines as a result of the realization of any of these or other risks, investors could lose part or all of their investment in Swvl Securities.
Additionally, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of Swvl’s shareholders brought a lawsuit against Swvl, Swvl could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of management from the business, which could significantly harm Swvl’s business, financial condition and operating results.
Future resales of Swvl’s shares may cause the market price of Swvl’s shares to drop significantly, even if Swvl’s business is doing well.
Sales of a substantial number of Swvl securities, including our Ordinary Shares, in the public market could occur at any time. Sales of a substantial number of Swvl securities in the public market or the perception that these sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. Sales of a substantial number of our securities upon any future waivers or expiration of lock-up
agreements entered into by our shareholders, or the perception that such sales may occur, could have a material and adverse effect on the trading price of our securities. For example, certain lock-up
restrictions entered into in connection with the Business Combination will expire in the six to twelve months following closing of the Business Combination. As such, sales of a substantial number of our securities in the public market could occur at any time following the lock-up
expirations. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could cause the market price of our securities to decline or increase the volatility in the market price of our securities.
Further, we have agreed to file with the SEC a registration statement covering the resale of certain Ordinary Shares issued in connection with the Business Combination, including shares issued pursuant to the private offering of Swvl Securities (the “PIPE Financing”) to certain investors (the “PIPE Investors”). We have also agreed to file a registration statement covering the resale of shares that may be issued to B. Riley pursuant to our equity line financing. Any of these resales, or the perception in the market that the holders of a large number of shares intend to resell shares, could cause the market price of our securities to decline or increase the volatility in the market price of our securities.
Investor perceptions of risks in developing countries could reduce investor appetite for investments in these countries or for the securities of issuers operating in these countries.
Investing in securities of issuers operating in developing countries generally involves a higher degree of risk than investing in securities of issuers from more developed countries. Economic crises in one or more such countries may reduce overall investor appetite for securities of issuers operating in developing countries generally, even for such issuers that operate outside the regions directly affected by the crises. Past economic crises in developing countries, including in Egypt, have often resulted in significant outflows of international capital and caused issuers operating in developing countries to face higher costs for raising funds, and in some cases have effectively impeded access to international capital markets for extended periods.
Thus, even if the economies of the countries in which Swvl operates remain relatively stable, financial turmoil in any developing market country could have an adverse effect on Swvl’s business, financial condition and operating results.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Swvl’s business, the market price for Swvl Securities and trading volume could decline.
The trading market for Swvl Securities depends in part on the research and reports that securities or industry analysts publish about Swvl or its business. If securities or industry analyst coverage results in downgrades of Swvl Securities or publishes inaccurate or unfavorable research about Swvl’s business, the share price of Swvl Securities would likely decline. If one or more of these analysts cease coverage of Swvl or fail to publish reports on Swvl regularly, Swvl could lose visibility in the financial markets and demand for Swvl Securities could decrease, which, in turn, could cause the market price or trading volume for Swvl Securities to decline significantly.
In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Inaccurate or unfavorable ESG ratings could lead to negative investor sentiment towards Swvl, which could have a negative impact on the market price and demand for Swvl Securities, as well as Swvl’s access to and cost of capital.
There is no guarantee that the Warrants will be in the money at the time they become exercisable, and they may expire worthless.
The exercise price for our Warrants is $11.50 per Ordinary Share. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless.
We may amend the terms of the Warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then-outstanding Warrants. As a result, the exercise price of your Warrants could be increased, the exercise period could be shortened and the number of Ordinary Shares purchasable upon exercise of a Warrant could be decreased, all without your approval.
We may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.
We have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a
30-trading
day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force you to (a) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants, or (c) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants.
In addition, we have the ability to redeem the outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that the last reported sales price per Ordinary Share equals or exceeds $10.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption, and provided that certain other conditions are met, including that holders will be able to exercise their Warrants prior to redemption for a number of Ordinary Shares determined based on the redemption date and the fair market value of our Ordinary Shares. The value received upon exercise of the Warrants (i) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the Warrants, including because the number of Ordinary Shares received is capped at 0.361 Ordinary Shares per Warrant (subject to adjustment) irrespective of the remaining life of the Warrants. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are
“out-of-the-money,”
in which case you would lose any potential embedded value from a subsequent increase in the value of the Ordinary Shares had your warrants remained outstanding.
Swvl may be a “passive foreign investment company,” or “PFIC”, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
If Swvl is a PFIC for any taxable year (or portion thereof) in which a U.S. Holder (as defined below in the section of this Report entitled “Item 10.E. Taxation”), holds Ordinary Shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and certain information reporting requirements. U.S. Holders are strongly encouraged to consult with their own tax advisors to determine the application of the PFIC rules to them in their particular circumstances and any resulting tax consequences. Please see the section of this Report entitled “Item 10.E. Taxation” for a more detailed discussion with respect to the PFIC status of Swvl and the resulting tax consequences to U.S. Holders.
Swvl will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, Swvl incurs significant legal, accounting and other expenses that it did not incur as a private company. For example, Swvl is subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and Nasdaq.
Swvl expects that compliance with these requirements will increase its legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, Swvl’s management and other personnel may be required to divert their attention from operational and other business matters to devote substantial time to these public company requirements. In particular, Swvl is incurring significant expenses and devoting substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase further when Swvl is no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) (Please see the section entitled “Swvl is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Swvl Securities less attractive to investors”). As a public company, Swvl has been hiring and is continuing to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.
Swvl’s management team has limited experience managing a public company, which may result in difficulty adequately operating and growing Swvl’s business.
Swvl’s management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Swvl’s management team may not successfully or efficiently manage their new roles and responsibilities or the transition to being a public company subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws and the continuous scrutiny of analysts and investors. These new obligations and constituents will require significant attention from Swvl’s senior management and could divert their attention from the day-to-day
management of Swvl’s business, which could adversely affect Swvl’s business, financial condition and operating results.

If Swvl fails to establish and maintain proper and effective internal control over financial reporting, its ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in its financial reporting and the trading price of its shares may decline.
Pursuant to Section 404 of the Sarbanes-Oxley Act, subject to accommodations available to newly public companies and emerging growth companies, a report by management on internal control over financial reporting and an attestation of our independent registered public accounting firm is required. As a newly public company, Swvl has not previously been required to conduct an internal control evaluation and assessment. The rules governing the standards that must be met for management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, Swvl is in the process of upgrading its information technology systems, implementing additional financial and management controls, reporting systems and procedures, and hiring additional accounting and finance staff. If Swvl is unable to hire the additional accounting and finance staff necessary to comply with these requirements, it may need to retain additional outside consultants. Swvl may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If Swvl is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, including if Swvl is unable to maintain proper and effective internal controls, Swvl may not be able to produce timely and accurate financial statements. If Swvl cannot provide reliable financial reports or prevent fraud, Swvl’s business and results of operations could be harmed, investors could lose confidence in our reported financial information and Swvl could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.
In addition, Swvl has identified material weaknesses in its internal control over financial reporting and there can be no assurances that there will not be material weaknesses in Swvl’s internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit Swvl’s ability to accurately report its financial condition, operating results or cash flows. If Swvl is unable to comply with the requirements of the Sarbanes-Oxley Act or conclude that its internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its securities could decline, and Swvl could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in Swvl’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Swvl’s future access to the capital markets. In addition, failure to implement adequate internal controls or ensure that books and records accurately reflect transactions could result in criminal and civil fines and penalties under the FCPA, as well as related reputational harm and legal fees in defense of such investigations. Any of the foregoing risks could have an adverse effect on Swvl’s business, financial condition and results of operations.
Swvl is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Swvl Securities less attractive to investors.
Swvl is an “emerging growth company,” as defined in the JOBS Act. As a result, Swvl is taking advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, the ability to furnish two rather than three years of income statements and statements of cash flows in various required filings and not being required to include an attestation report on internal control over financial reporting issued by Swvl’s independent registered public accounting firm. As a result, Swvl’s shareholders may not have access to certain information that they deem important. Swvl could be an emerging growth company for up to five years, although Swvl could lose that status sooner if its gross revenue exceeds $1.07 billion, if it issues more than $1.0 billion in nonconvertible debt in a three-year period, or if the fair value of its shares held by non-affiliates
exceeds $700.0 million (and Swvl has been a public company for at least 12 months and has filed one annual report on Form
20-F).
Swvl cannot predict if investors will find Swvl Securities less attractive if it relies on these exemptions. If some investors find Swvl Securities less attractive as a result, there may be a less active trading market for the Swvl Securities and its share price may be more volatile.

As a foreign private issuer, Swvl is not subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Swvl reports under the Exchange Act as a
non-U.S.
company with foreign private issuer status. Because Swvl qualifies as a foreign private issuer under the Exchange Act, Swvl is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form
10-Q
containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form
20-F
until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form
10-K
within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form
10-K
within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of Swvl Securities may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
As a company incorporated in the British Virgin Islands, Swvl is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if Swvl complied fully with Nasdaq corporate governance listing standards.
Swvl is subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer such as Swvl to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is Swvl’s home country, may differ significantly from Nasdaq corporate governance listing standards. For instance, Swvl may choose to follow home country practice in lieu of Nasdaq corporate governance listing standards such as:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•	have regularly scheduled executive sessions for non-management directors;

•	have annual meetings and director elections; and

•	obtain shareholder approval prior to certain issuances (or potential issuances) of securities.
Swvl follows home country practice and is exempt from requirements to obtain shareholder approval for the issuance of 20% or more of its outstanding shares under Nasdaq Listing Rule 5635(d). If, in the future, Swvl chooses to follow other home country practices in lieu of Nasdaq corporate governance listing standards (such as the ones listed above), Swvl’s shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For more information about Swvl’s corporate governance practices, please see the subsection of this Report entitled “Item 16.G. Board Practices—Foreign Private Issuer Status.”
As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.
Swvl’s corporate affairs are governed by its amended and restated memorandum and articles of association (the “Swvl Public Company Articles”), the BVI Companies Act and the common law of the BVI. The rights of shareholders to take legal action against Swvl’s directors, actions by minority shareholders and the fiduciary responsibilities of directors under BVI law are governed by the BVI Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, which has persuasive, but not binding, authority on a court in the BVI. The rights of Swvl’s shareholders and the fiduciary responsibilities of Swvl’s directors under BVI law are largely codified in the BVI Companies Act but are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less exhaustive body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will in certain circumstances recognize and enforce a non-penal
judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, holders of Swvl Securities may have more difficulty in protecting their interests in the face of actions taken by Swvl’s management, members of the board of directors or major shareholders than they would as shareholders of a U.S. company.
The Swvl Public Company Articles and the Swvl Shareholders Agreement contain certain provisions, including anti-takeover provisions, that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.
The Swvl Public Company Articles and the shareholders agreement by and among Swvl and certain of its shareholders (the “Swvl Shareholders Agreement”) contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for Swvl Securities, and therefore depress the trading price. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the incumbent members of the Swvl Board or taking other corporate actions, including effecting changes in Swvl’s management, and may inhibit the ability of an acquiror to effect an unsolicited takeover attempt. Such provisions include, among other things:

•	a classified board of directors with staggered, three-year terms;

•	the ability of the Swvl Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval;

•
the right of Mostafa Kandil to serve as Chair of the Swvl Board so long as he remains Chief Executive Officer of Swvl and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of Swvl and his employment has not been terminated for cause;

•
until the completion of Swvl’s third annual meeting of shareholders, commitments by major shareholders to vote in favor of the appointment of Swvl designees to the Swvl Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Swvl Board, subject to specified conditions);

•	the limitation of liability of, and the indemnification of and advancement of expenses to, members of the Swvl Board;

•
advance notice procedures with which shareholders must comply to nominate candidates to the Swvl Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in the Swvl Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of Swvl;

•	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;

•	that shareholders may not act by written consent in lieu of a meeting;

•	the right of the Swvl Board to fill vacancies created by the expansion of the Swvl Board or the resignation, death or removal of a director; and

•
that the Memorandum and Articles of Association may be amended only by the Swvl Board of Directors or by the affirmative vote of holders of a majority of not less than 75% of the votes of the shares of Swvl entitled to vote.

Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the jurisdictions in which Swvl operates based on U.S. or other foreign laws against Swvl, its management or the experts named in this registration statement.
Swvl is a British Virgin Islands company and substantially all of its assets and operations are located outside of the U.S. In addition, most of Swvl’ directors and officers reside outside the U.S. and the substantial majority of their assets are located outside of the U.S. As a result, it may be difficult to effect service of process within the U.S. or elsewhere upon these persons. It may also be difficult to enforce judgments in the jurisdictions in which Swvl operates or British Virgin Islands courts against Swvl and its officers and directors. It may be difficult or impossible to bring an action against Swvl in the British Virgin Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or jurisdictions in which Swvl operates would recognize or enforce judgments of U.S. courts against Swvl or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state and it is uncertain whether such British Virgin Islands courts or courts in jurisdictions in which Swvl operates would hear original actions brought in the British Virgin Islands or jurisdictions in which Swvl operates against Swvl or such persons predicated upon the securities laws of the U.S. or any state.
Mail sent to Swvl may be delayed.
Mail addressed to Swvl and received at its registered office is forwarded unopened to the forwarding address supplied by Swvl. None of Swvl, its directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) bears any responsibility for any delay howsoever caused in mail reaching the forwarding address. As a result, shareholder communications sent by mail to Swvl may be delayed.
It may be difficult to enforce judgments obtained in the U.S. in BVI.
There is no statutory enforcement in the British Virgin Islands of judgments obtained in the U.S., however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

•
the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•	the judgment is final and for a liquidated sum;

•	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

•	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

The British Virgin Islands courts are unlikely:

•	to recognize or enforce against Swvl, judgments of courts of the U.S. predicated upon the civil liability provisions of the securities laws of the U.S.; and

•	to impose liabilities against Swvl, predicated upon the certain civil liability provisions of the securities laws of the U.S. so far as the liabilities imposed by those provisions are penal in nature.

ITEM 4.	INFORMATION ON THE COMPANY
A.    History and Development of the Company
General Corporate Information
Swvl Holdings Corp is a British Virgins Islands business company incorporated under the laws of the British Virgin Islands. Swvl was incorporated on July 23, 2021 for the purpose of effecting the Business Combination and on March 31, 2022, the Business Combination was consummated and Swvl completed its listing on Nasdaq. See “Explanatory Note” for further details regarding the Business Combination. Since April 1, 2022, Swvl Ordinary Shares and Warrants have traded on the Nasdaq under the symbols “SWVL” and “SWVLW,” respectively.
The mailing address of Swvl’s registered office is Kingston Chambers, P.O. Box 173, Road Town, Tortola, the British Virgin Islands. Swvl’s principal executive office is located at Offices 4 at One Central, Dubai World Trade Center, Dubai, United Arab Emirates and its telephone number is +971 42241293. Swvl’s principal website address is
https://www.swvl.com
. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it as a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is
www.sec.gov
.
Capital Expenditures
Our capital expenditures amounted to approximately $0.3 million for the year ended December 31, 2021, approximately $0.2 million in FY 2020 and approximately $0.4 million in FY 2019. Our historical capital expenditures are primarily related to additions and purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops. While we are an asset-light business, we expect to moderately increase our capital expenditures to meet the expected growth in scale of our business and as we expand geographically and bolster our existing offerings. We expect that cash received in connection with the Business Combination and cash from operating activities and financing activities will be used to meet our capital expenditure and marketing spend needs in the foreseeable future.
Recent Developments
On August 19, 2021, we announced a definitive agreement to acquire a controlling interest in Shotl Transportation, S.L., a mass transit platform that partners with municipalities and corporations to provide on-demand
bus and van services across Europe, South America and the Asia-Pacific region. The Shotl acquisition expanded Swvl’s footprint into 22 additional cities in 10 countries across Europe, South America and the Asia-Pacific region, including Spain, Germany, France, the United Kingdom, Italy, Brazil and Japan, rapidly accelerating Swvl’s expansion timeline. The transaction closed on November 19, 2021.
On November 16, 2021, we announced a definitive agreement to acquire a controlling interest in Viapool Inc., a mass transit platform currently operating in Buenos Aires, Argentina and Santiago, Chile. The Viapool transaction is expected to create a strong foothold for Swvl in Latin America, a key geography for our expansion plan and an attractive entry point ahead of planned wider expansions in Brazil and Mexico. The transaction closed on January 14, 2022.

On March 24, 2022, we announced a definitive agreement to acquire a controlling interest in Door2DoorGmbH, a high-growth mobility operations platform that partners with municipalities, public transit operators, corporations, and automotive companies to optimize shared mobility solutions across Europe. The closing of the door2door transaction is subject to customary closing conditions and is expected to be completed in Q2 2022.
B.    Business Overview
Overview
We are a technology-driven disruptive mobility company that aims to provide reliable, safe, cost-effective and environmentally responsible mass transit solutions. Our mission is to identify and solve inefficiencies associated with low-quality
or sometimes
non-existent
public transportation infrastructure in urban areas that are in critical need of such services. Our technology and services provide commuters, travelers and businesses with a valuable alternative to traditional public transportation, taxi companies or other ridesharing companies. Through our Swvl platform, we provide thousands of riders per day with a dynamically-routed self-optimizing network of minibuses and other vehicles, helping people get where they need to go.
Our core product is our B2C Swvl Retail offering, which provides riders with a network of minibuses and other vehicles running on fixed or semi-fixed routes within cities. Commuters use our Swvl mobile application to book rides between pre-defined
pick-up
points located throughout the city. Our service is powered by a suite of proprietary technologies that regularly optimize routing, predict rider demand, set pricing and provide a seamless user experience for customers and drivers. We believe that our platform offers a transportation alternative that is more efficient, reliable and safe than traditional public transportation options, at an accessible price point. This has allowed us to grow our business rapidly. As of December 31, 2021, more than 2.1 million users have booked more than 73.3 million rides on Swvl.
With our Swvl Travel offering, riders can book rides on long-distance intercity routes on either vehicles available exclusively through the Swvl platform or through third-party services marketed through Swvl.
Leveraging the technology that we use for our Retail and Travel offerings, we also offer “transport as a service” (“TaaS”) enterprise products (marketed as Swvl Business) for businesses, schools, municipal transit agencies and other customers that operate their own transportation programs. These products include, among other things, access to our Swvl Business platform, use of our proprietary technologies, consulting and reporting services and use of the vehicles and drivers on our network to operate such transportation programs. We package our TaaS products to meet the specific needs of each customer. As of December 31, 2021, more than 250 companies across diverse industries, including technology, finance, food and beverage, consulting and healthcare, use our TaaS products. We also announced plans to expand our Swvl Business offering by introducing “software as a service” (“SaaS”) products in 2022, which will allow customers with their own vehicle fleets to utilize the benefits of our platform and technologies.
Our business was founded on February 8, 2017 by Mostafa Kandil, our Chief Executive Officer, Mahmoud Nouh and Ahmed Sabbah. We launched our first commuter services in Cairo, Egypt in March 2017, before expanding to Alexandria, Egypt the same year. As of December 31, 2021, we have expanded our operations to multiple cities across seven countries, with our core Retail offering available in select cities in Egypt, Kenya, Pakistan and Jordan. In January 2019, we commenced operations in Nairobi, Kenya. Namely, in the second half of 2019, we commenced operations in major cities in Pakistan, including Lahore, Islamabad and Karachi, and relocated our headquarters from Cairo, Egypt to Dubai, United Arab Emirates. In 2020 and 2021, we also launched TaaS offerings in the United Arab Emirates, Jordan, Saudi Arabia and Malaysia.
Market Opportunity and Competitive Advantage
We believe that traditional modes of public transportation represent a rigid and outdated approach to the needs of the modern world. Particularly in developing countries, existing mass-transit infrastructure often suffers from a combination of being inaccessible, unreliable and unsafe. Urban populations in such countries are often unserved or underserved by public transportation networks. Where access to public transportation is available, many commuters must endure long wait times and inconsistent or delayed service. In turn, commuters and society at large waste hours waiting for transportation. In addition, mass-transit networks often fail to provide a safe travel environment – particularly for women. Overcrowding on vehicles can expose riders to a greater risk of sexual harassment, assault or theft. In fact, the Asian Development Bank’s 2015 report,
Policy Brief: A Safe Public Transportation Environment for Women and Girls,
found that 78% of women surveyed in Karachi reported being harassed on public transport at least once over the preceding year.
Alternatives to public transportation are also inaccessible for many commuters. In the markets we serve, such as Egypt and Pakistan, taxi companies and other ridesharing companies generally cater to wealthier customers. While more convenient and safer than public transportation, high prices (even with discounts and promotions) may put these services out of reach for many commuters.
Swvl’s B2C retail strategy is to create new options for mass-transit by occupying the space between traditional public transportation and expensive private options to attract ridership to our platform:

•
Reliability
: In some of our markets, it is common for public buses to wait at stops until buses are full, resulting in unpredictable scheduling and long delays. Because our vehicles operate through a booking system, drivers know exactly how many passengers will board at a given pre-defined
pick-up
point and do not wait to collect additional riders. We also gather and analyze large amounts of traffic data in the cities we serve to predict travel conditions, which allows riders to receive estimated pickup and arrival times, as well as track their vehicle in real time. In 2021, we maintained an average monthly first station reliability rate of approximately 91%, meaning that drivers using our platform arrived on-time
(i.e., within five minutes of the estimated time) at the first pick-up
point of their daily routes approximately 91% of the time.

•
Convenience
: Optimized route planning and scheduling allow us to create and update routes that react to and satisfy rider demand, in contrast to public transportation that operates solely on fixed routes. This means we can ensure that our riders have convenient access to pick-up
points. Our Swvl application allows riders to make bookings up to five days in advance, and we offer payment by cash, credit card or digital wallet.

•
Safety
: Safety is an essential part of our value proposition. We recognize that consumers in the markets we serve often feel unsafe on public transportation. We have built our user experience around functionalities designed to increase safety. Our one-passenger-per-seat
booking system avoids overcrowding on our vehicles, reducing the likelihood of harassment, assault and theft during rides. Unlike public transportation, the fact that each rider has a unique user account facilitates identification of riders acting improperly, thereby increasing accountability and incentivizing good conduct. Through our Swvl application, riders can share their live ride status with others. We also partner with insurance companies to provide in-ride
medical insurance to all riders and drivers using our platform in Egypt and maintain dedicated teams to respond to critical incidents. Our driver engagement procedures are also designed to ensure the safety of our riders, including by requiring drivers using our platform in Egypt and Jordan to submit recent criminal record checks and drug tests as part of their engagement process. In order to help ensure the health and safety of drivers and riders using our platform during the
COVID-19
pandemic, we ran
SMS-based
campaigns to educate drivers using our platform on heightened safety measures.

•
Comfort
: We also differentiate our customer experience on the basis of comfort. Riders are guaranteed a seat, which eliminates crowding and the need to stand during rides. All vehicles must meet specific criteria relating to age, distance traveled, maintenance history and overall condition before being allowed to operate on our platform.

•	Value : Our services are priced to be accessible to a large rider base and cheaper than taxis or other ridesharing companies in the markets we serve.
Our main source of competition is public transportation. We strive to harness the competitive advantages of our offerings described above to convert users of public transportation into users of our platform. We also compete against taxi companies and traditional ridesharing platforms, such as Uber. By offering comfortable, reliable and safe rides at an accessible price point, our offerings aim to attract users of single-rider services by offering a lower-cost alternative that offers a better rider experience than public transportation.

In the markets we serve, the mass-transit ridesharing industry is a relatively new phenomenon, and as a result there are a small but growing number of businesses that offer services equivalent to ours. Examples of such businesses include Via, Flixbus and Shuttl. We believe that the technology powering our offerings (please see the section entitled “Our Technology” below), as well as our early entry into the mass-transit ridesharing space (and the network effects that such early entry enables), have allowed and will allow us to scale our business efficiently, in turn enabling us to create and maintain a strong competitive position in the markets in which we operate.
In addition to our B2C business, we have expanded our market opportunity by targeting corporate clients through our Swvl Business (TaaS) offerings. We believe Swvl Business products offer a comprehensive solution to the inefficiencies that commonly affect businesses (as well as schools and municipalities) operating commute and travel programs for their employees (and students). Many companies rely on large vehicle fleets to compensate for unoptimized and rigid routing. Poor fleet utilization – such as using large buses to accommodate a relatively small number of passengers – drives up per-rider
costs. Traditional dispatching infrastructure and the associated administrative burdens, including manual data collection, invoice reconciliation and inconsistencies in records, contribute to costly and time-consuming process management. With our TaaS and SaaS offerings, we compete with other ridesharing companies, such as Via.
We also believe the diversity of our offerings is a key competitive advantage. Whereas other companies in the ridesharing industry focus on one or two product categories (such as intracity and intercity B2C offerings), our offerings include intracity (i.e., Retail) and intercity (i.e., Travel) B2C offerings as well as B2B offerings, which provide our business with multiple avenues for growth.
Offerings
We currently serve the customers on our platform through two offerings: “business to consumer”, comprised of Swvl Retail and Swvl Travel, and “business to business”, which includes our TaaS model.
Swvl Retail
Our core product is our Swvl Retail offering. Using our platform, we provide riders with a network of minibuses and other vehicles that operate on fixed and semi-fixed routes throughout the cities we serve. Riders book seats on vehicles available exclusively through Swvl to commute within a city. Riders can book journeys up to five days in advance and pay a fixed rate, determined based on ride distance and anticipated demand, with the option to pay in cash or by credit card or digital wallet. Riders manage their user experience via the Swvl mobile application, through which riders can access and book available trips, track vehicles in real-time, receive an estimated pick-up
time, manage payments and access customer support services.
Swvl Travel
With Swvl Travel, riders book and take intercity, long-distance trips on either vehicles available exclusively through the Swvl platform or with third-party services marketed through Swvl in exchange for a commission. We also opened and manage a physical Swvl Travel shop in Hurghada, Egypt, which allows riders to book intercity trips in person in a convenient location for frequent travelers.
Swvl Business (TaaS and SaaS)
In addition to our B2C offerings, we have worked to develop ways of diversifying our revenues and identifying potentially higher-margin offerings. The result is our B2B TaaS and SaaS products, marketed together as Swvl Business.
Swvl Business enables our corporate customers (as well as schools and municipalities) to use Swvl’s technology and platform to optimize the commute and travel programs they operate for their employees (and students). Since Swvl Business uses technology already developed for our B2C offerings, its development and deployment does not (and did not) impose significant additional R&D costs on our business. Our TaaS offerings are targeted at companies that do not operate their own vehicle fleets. With TaaS, we offer dedicated routes (for use exclusively by the organization’s employees and students) using vehicles and drivers already operating on Swvl to transport employees and students to and from their places of work and study. Unlike our B2C offerings, pricing, routing and vehicle allocation are fixed in our agreements with each customer, and only drivers that meet the criteria set forth in these agreements are dispatched to operate on the applicable TaaS routes. Our customers typically pay for our TaaS offerings on a per route basis, with pricing determined based on the length and location of such route and without regard to the number of riders on such route.
We intend to expand our Swvl Business offerings with SaaS in 2022. Our SaaS offerings will be targeted at corporate customers (as well as schools and municipalities) that operate their own vehicle fleets, with specific services tailored to the needs of each customer. Our basic offerings will include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform. At higher service tiers, we will provide the use of our network optimization and Dynamic Routing technologies as described below, as well as access to our fleet management modules, which will enable our customers to more easily manage their drivers and track their rides. We also plan to offer consulting and reporting services. We intend to use a tiered cost-plus pricing model for our SaaS products.
As our B2B customers do not pay for TaaS and SaaS services on a per rider or per utilized seat basis, Swvl does not assume any utilization risk on such offerings. As a result, we anticipate that TaaS and SaaS have the potential to be higher-margin offerings, which would allow us to enhance our margins.
Our Technology
Our technology is a critical component of our business proposition. Our ability to provide a seamless experience for our riders and drivers, to effectively predict rider demand, to create efficient, high-Utilization route plans and to price our offerings accordingly depends on ongoing innovation and the effectiveness of our data analysis, modeling and algorithms.
Our technology and business model also depend in part on our relationships with third party product and service providers. For example, we rely on third parties to fulfill various marketing, web hosting, payment, communications and data analytics services to support our platform. We also incorporate third party software into our platform. When selecting third party technology providers, we focus on affordability, reliability, efficiency, optimization and cohesion with our platform, and believe our existing relationships with such providers are critical to our ability to execute our business strategy.
Access to Our Platform
Drivers and riders that utilize our platform do so through our mobile application. Riders use our application to access available trips, select pick-up
and
drop-off
locations, schedule trips in advance and to pay.
In addition, riders can use our application to track their vehicle in real time or quickly view the walking route and time to their scheduled pick-up
point. Drivers use our mobile application to access upcoming and past trips, check riders in and out of their vehicle and access training modules and support.
Demand Identification and Prediction
We use our proprietary network optimization model to create, optimize and effectively price the routes we offer. This model employs machine learning algorithms to predict and identify latent and existing demand within cities. Our algorithms segment cities into equally-sized
areas that serve as the basic unit of analysis we use to build our network. We run regression analyses to identify major demand pairings between segments, and use in-app
search data and other tools, such as mobile data and social media, to understand the potential magnitude of riders’ movement between these segments. This process allows us to determine where to run new routes, where to reactivate discontinued routes and where to add or remove capacity.

Route Creation and Optimization
Based on this demand identification and prediction analysis, our proprietary, machine learning and regularly adapting model defines optimal routes to maximize conversion of demand into ridership, minimize overlap between routes, minimize walking distance to our pick-up
points and define the right time to deploy vehicles. An algorithm then automatically sets vehicle routes and pick-up
points in a manner designed to maximize vehicle Utilization and earnings and to pair drivers with routes that are convenient to their location in the city. Our monthly Utilization rate, measured as the Total Bookings in a given month divided by Total Available Seats in such month, was approximately 81% in December 2021, up from approximately 78% in January 2021.
In an attempt to ensure maximum vehicle Utilization and driver convenience and to minimize per-kilometer
costs, we also use machine learning algorithms to “stitch” multiple routes into a single daily plan for each vehicle. Each plan consists of two to six separate routes, allocated to vehicles to minimize travel time between the end of one route and the beginning of another. The routes that comprise a single plan may consist of Swvl Retail, Swvl Travel or Swvl Business (TaaS) routes. By sequencing routes this way, we are able to increase the time drivers spend on routes (as opposed to moving between routes) and thereby increase the revenue vehicles using our platform can produce each day. The plan-creation algorithm is also designed to ensure that the end point of each plan is proximate to the starting point, which helps to minimize the time vehicles spend unutilized as drivers return home and to keep drivers using our platform. We believe that this planning function has helped to maintain strong rates of driver retention.
Once plans are created, their allocation is determined at the beginning of each week using a smart assignment system. Using our platform, drivers (or the third party vehicle operators that employ them) bid on their desired route plan based on their pricing, scheduling and location preferences. A recommendation engine matches the plans with each driver or vehicle operator based on these preferences and expected overall cost (including the bid price). High-performing drivers and vehicle operators also receive preference for more convenient route plans and are eligible for bonus payments.
Dynamic Routing
We also employ Dynamic Routing, a proprietary computational algorithm, to enable us to adapt to emerging demand pockets as our vehicles move through a city. Dynamic Routing creates new, temporary pick-up
points near prospective riders, and updates routing accordingly in real-time to maximize demand capture. By creating new pick-up
points close to prospective riders, Dynamic Routing reduces walking distances to such points, increasing the likelihood a rider will book a particular ride. In determining whether to update a route, Dynamic Routing ensures that any route updates do not result in breaches of estimated arrival times quoted to riders already aboard.
Pricing
We employ a proprietary machine learning model to dynamically set pricing for rides and maximize per-vehicle
revenue, akin to the models used in the airline industry. We use a variety of data, such as expected vehicle Utilization at the time of ride, user convenience (measured as the median walk to station time for each ride search), user churn probability (an estimate of the likelihood of a user to significantly decrease his or her number of bookings based on historical data, built through a machine learning algorithm) and other variables, to determine the appropriate price point and to update pricing in real time. For example, ride pricing is increased during peak hours where an increase is not expected to impact overall Utilization, and prices are decreased during periods of low demand to increase Utilization and revenue.
Our per rider Total Ticket Fares generation has increased over time. To measure per rider Total Ticket Fares generation, we calculate the per rider Total Ticket Fares generated by all new riders (i.e., those riders using Swvl for the first time) in a given month and track the per rider Total Ticket Fares attributable to those specific riders in subsequent months.

Fleet Management
Our technology also includes backend software that we use to support our drivers with various features on our platform, including training modules, trip management, rider check-in
and checkout at
pick-up
and
drop-off
locations and 24/7 support. For our SaaS offering, among other things, we intend to provide similar fleet management services to corporate customers (as well as schools and municipalities) that operate their own vehicle fleets by granting such customers access to these features on our platform. For example, we intend to include a driver management module that allows such customers to add, train and manage their driver employees on the platform, edit driver information, and collect relevant documents, in addition to providing payment configurations and customer support. We also intend to include a ride management module that allows such customers access to features related to configuring, pricing, monitoring, distance and time tracking, and backup management in the event a driver does not arrive at a pickup or drop-off
location.
Vehicles and Drivers
Our business model depends on having a sizable network of drivers who use our platform available for our riders. As Swvl does not itself own any vehicles or employ any drivers, we rely on individual drivers with their own vehicles and third party vehicle operators that own or lease vehicles and employ drivers. As a result, we have strived to create a seamless user experience for drivers and vehicle operators that incentivizes continued use of our platform. Individual drivers and third party vehicle operators have access to a dedicated mobile application that allows them to bid on preferred route plans and to have visibility of their expected earnings. Drivers and vehicle operators are matched with route plans on the basis of their preferences and overall cost. To incentivize performance, high-performing drivers and vehicle operators are more likely to be matched to their preferred route plan. Drivers (or the vehicle operators that directly employ them) are paid on a fixed, per route basis, which means their earnings are not tied to the number of riders aboard at any given time.
We believe our development of route optimization technology provides a key incentive for vehicle operators and drivers to use our platform. By optimizing our plans, cross-dispatching across B2C and TaaS routes and reducing the amount of time drivers spend moving between routes (as well as assigning routes so that drivers complete their route plans near their homes), we are able to increase the number of drivable routes per day and maximize earnings. We believe this has contributed to our strong rates of driver retention.
In addition, we aim to offer a safe, clean and comfortable travel environment for our riders. Vehicles must meet specific criteria relating to age, distance traveled, maintenance history and overall condition before being allowed to operate on our platform. When new drivers first begin to use our platform, they are similarly subject to various screening procedures. Each driver utilizing our platform is required to hold a commercial license to operate their vehicles and complete our engagement process. Drivers are also held to strict standards of conduct while driving on our platform.
Growth Strategy

•
Geographic Expansion
: We aim to become the
pre-eminent
mass-transit provider in emerging and developed markets. Our growth strategy is to identify opportunities for market entry in countries and cities where we can leverage the competitive advantages of our technology and platform. We examine factors such as total addressable market size and average fare per trip to assess whether expansion offers a viable path to profitability. We also review the quality of existing public transportation infrastructure to assess ease of market penetration and convertibility of public transportation users to our platform. For our Swvl Travel offering, we also assess factors such as the number of large cities in a country and the frequency of intercity travel to understand potential market size. Other considerations, such as ease and cost of doing business, as well as political stability, also factor into our expansion planning. We follow a standardized plan for market entry, premised on rapid commencement of operations and building scale across similar socio-economic blocks and regions. Our roadmap for geographic expansion as of the date of this Report is summarized below, but we continuously evaluate organic and inorganic growth opportunities to determine the optimal path to efficient expansion.

•
Continued Innovation
: We are consistently working to improve our proprietary technology. As our optimization of demand prediction, routing and pricing improves, our user base, Utilization rates and customer experience are expected to improve. We expanded our overall Utilization rate from 48% in January 2018 to 81% in December 2021, while reducing inefficiency costs and improving our margins. We believe that this innovation is essential to our success and profitability.

•
Category Expansion
: We frequently consider how our core assets – our technology, access to a large vehicle fleet and customer base – can be leveraged to generate new streams of revenue while minimizing incremental R&D costs.

Marketing
Our marketing strategy is focused on expanding ridership in existing markets while rapidly accelerating brand awareness in new territories. We utilize a multi-channel approach, built on a foundation of digital marketing, to develop awareness of our offerings and expand our user base.
Since drivers and riders using our platform are internet-connected, we believe a digital-focused marketing approach offers the most effective means of accessing our target demographics in a cost-effective manner. Our advertising is conducted primarily through social media campaigns and placed web advertisements. We also rely on search engine optimization and application marketplace optimization tools to build and maintain the prominence of our brand. We offer various incentives from time to time, such as promotions for new riders and discounts for bulk purchases or specific trips. We also operate a referral program that offers incentives for riders to refer new users.
In new markets, we also advertise our offerings through offline advertising, such as billboards and events at public venues (such as shopping malls) where we host promotional events, giveaways and conduct in-person
account activations.
In addition to the above, our marketing team is responsible for developing and maintaining partnerships with other businesses, such as telecom companies, which allows us to deploy promotions and incentives to the customers of such businesses.
Intellectual Property
The protection of our technology, including as described above under “Our Technology”, and other intellectual property is an important aspect of our business. We seek to protect our intellectual property through trademark and copyright laws as well as confidentiality agreements, other contractual commitments and security procedures. We enter into confidentiality and intellectual property assignment agreements with certain employees to control access to, and clarify ownership of, our technology and other proprietary information. We regularly review our technology development efforts and branding strategy to identify and assess options for protection of new intellectual property.
Intellectual property laws, contractual commitments and security and technical procedures provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, intellectual property laws vary from country to country, and we are in the process of transferring our intellectual property from Egypt to other jurisdictions in which we operate. Therefore, in other jurisdictions, we may be unable to adequately protect certain rights in our proprietary technology, brands, or other intellectual property from use by unauthorized entities or individuals. Please see the section entitled “Item 3D. Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl—Failure to protect or enforce Swvl’s intellectual property rights could harm Swvl’s business, financial condition and operating results.”
Data Protection and Privacy
Swvl has made commitments to protect and respect the personal data and privacy of all of our external users. Our business depends on the collection, storage, transmission, use and processing of personal data of Swvl’s users’ and other sensitive information. As a result, our ability to protect such data and comply with the numerous laws, rules and regulations related to the collection, storage, transmission, use and other processing of such data is integral to our operations.

We are in the process of developing systems and processes that are designed to protect users’ data, prevent data loss and prevent other privacy or security breaches. These measures, however, cannot guarantee security and may not be effective against all cyberattacks or breaches. For example, in July 2020, by exploiting a breach in certain third-party software used by Swvl, unauthorized parties gained access to a Swvl database containing personal data of its riders. While such breach has not had a material impact on Swvl’s business or operations and Swvl has since implemented measures to prevent a similar data breach, unauthorized parties may further exploit the breached information and may in the future gain access to Swvl’s systems or facilities through various other means.
We are also obligated to comply with all applicable laws, regulations and other obligations relating to privacy, data protection and information security. These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another and may conflict with each other. Nevertheless, we maintain and provide our users with a copy of our privacy policy, which is intended to succinctly describe the type of information we collect and how we use such information (including restrictions on disclosure and sharing of such information), as well as our security policies and procedures. We periodically update our privacy policy to reflect changes required by law or changes in the way we intend to collect or use information.
For more information on the risks related to data protection, data security and privacy as they relate to our business, please see the section entitled “Item 3D. Risk Factors.”
Insurance
We maintain insurance policies with global insurance providers to provide in-ride
medical coverage to all riders and drivers in our Egypt market. We also provide comprehensive health insurance to employees in Egypt, Kenya, Pakistan, Jordan, Saudi Arabia, United Arab Emirates, Malaysia. We are currently in the process of obtaining other forms of insurance, such as general business liabilities and directors’ and officers’ insurance. Please see the section entitled “Item 3D. Risk Factors—Risks Related to Operational Factors Affecting Swvl— Swvl has not historically maintained insurance coverage for its operations. Swvl may not be able to mitigate the risks facing its business and could incur significant uninsured losses, which could adversely affect its business, financial condition and operating results.”
Government Regulation
We are subject to a wide variety of laws and regulations in the jurisdictions in which we operate. The ridesharing industry and our business model are relatively nascent and rapidly evolving. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented and interpreted in response to our industry and related technologies. We strive to comply with all laws and regulations applicable to our operations, and believe that we are in compliance with such laws and regulations in all material respects, other than as described below.
While Swvl is not aware of any material limitations on foreign investment in the jurisdictions in which it operates, Swvl is required to comply with certain regulations related to such investment. In particular, in Jordan, non-Jordanian
investors are restricted from wholly owning any project or business venture that involves certain trade, construction or services activities. While Swvl does not intend to engage in any such activities in Jordan, the organizational documents of the entity that currently conducts Swvl’s operations in Jordan erroneously includes certain restricted activities as potential objectives of such entity. Such entity is in the process of amending its organizational documents such that Swvl will be permitted to acquire and hold all of the equity thereof. In addition, in the United Arab Emirates, foreign investors are required to operate via an onshore licensed entity or an onshore branch of a foreign or free zone entity. Swvl has established such an onshore branch and has obtained the requisite licenses and approvals for such branch’s operations. Swvl may become subject to additional limitations and regulations as it expands its operations in the jurisdictions in which it operates and into new jurisdictions, and such limitations and regulations may impair Swvl’s ability to operate effectively in such jurisdictions.

In Egypt, Swvl is subject to Law No. 87 of 2018 and the Executive Regulation by Presidential Decree No. 2180 of 2019 (collectively, “Egyptian Ridesharing Laws”). Pursuant to such Egyptian Ridesharing Laws, Swvl–as well as any other land transport service company in Egypt that utilizes information technology–is required to obtain a license issued by Egypt’s Land Transport Regulatory Authority (the “Egyptian LTRA”). While companies were required under the Egyptian Ridesharing Laws to obtain such licenses by December 12, 2018, the Egyptian LTRA was not established until June 11, 2019, and, to Swvl’s knowledge, the Egyptian LTRA has not yet issued a license to any ridesharing company, including Swvl. On December 12, 2019, Swvl submitted an application to the Egyptian LTRA, seeking the required license. If and when the Egyptian LTRA approves Swvl’s license application, Swvl will be required to pay a licensing fee, which will include a fee associated with the application process and a fee for Swvl’s pre-license
operations in Egypt. As a result of Swvl’s current
non-compliance
with the licensing requirements of the Egyptian Ridesharing Laws, the Egyptian LTRA has imposed monetary fines on drivers using Swvl’s platform, which Swvl expects will continue to be imposed until Swvl’s license application is approved. Swvl has reimbursed, and expects to continue to reimburse, drivers for such fines.
We are also subject to a number of laws and regulations specifically governing the internet and mobile devices that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the internet and online offerings, require us to change our business practices or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, distribution, mobile and other communications, advertising practices, consumer protections, the provision of online payment services, unencumbered internet access to our offerings and the characteristics and quality of online offerings, among other things. In particular, as we expand our operations internationally, we expect to become subject to the EU General Data Protection Regulation (“GDPR”), which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements and significant penalties, and the risk of civil litigation, for noncompliance. The GDPR has resulted in and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the European Union. As we expand our business internationally, we will become subject to these costs and burdens in an effort to ensure that our operations are GDPR compliant.
In addition to these laws and regulations that apply specifically to the mass-transit ridesharing industry, related technology, the internet and related regulations, our business operations are subject to other broadly applicable laws and regulations governing such issues as labor and employment, anti-discrimination, worker confidentiality obligations, consumer protection, taxation, competition, unionizing and collective action, background checks, anti-corruption, anti-bribery, import and export restrictions, environmental protection, sustainability, trade and economic sanctions, foreign ownership and investment and foreign exchange controls. Please see the section entitled “Item 3D. Risk Factors— Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl —Swvl is subject to various laws relating to anti-corruption, anti-bribery, anti-money laundering, and countering the financing of terrorism and has operations in certain countries known to experience high levels of corruption. Swvl has not implemented, or has only recently implemented, certain policies and procedures for the operation of its business and compliance with applicable laws and regulations, including policies with respect to anti-bribery and anti-corruption matters and cyber protection.”
As we continue to expand our platform offerings and user base, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Please see the section entitled “Item 3D. Risk Factors— Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl — As Swvl expands its offerings, it may become subject to additional laws and regulations, and any actual or perceived failure by Swvl to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect Swvl’s business, financial condition, and operating results.”
C.    Organizational Structure
Swvl Holdings Corp is a British Virgin Islands business company incorporated under the laws of the British Virgin Islands. Swvl Holdings Corp has ten wholly-owned subsidiaries and two majority-owned subsidiaries. Swvl Holdings Corp’s wholly owned subsidiaries are: Swvl Inc., a British Virgin Islands business company incorporated under the laws of the British Virgin Islands; Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability; SWVL NBO Limited, a private limited company organized under the laws of Kenya; SWVL Saudi for Information Technology, a single person limited liability company organized under the laws of Saudi Arabia; Swvl Technologies Limited, a private limited company organized under the laws of Kenya; Swvl Global FZE, a limited liability company organized under the laws of Dubai; SWVL Technologies FZE, a limited liability company organized under the laws of Dubai and a directly wholly owned subsidiary of Swvl Global FZE; Swvl Holdco Corp, a British Virgin Islands business company incorporated under the laws of the British Virgin Islands; and Swvl MY For Information Technology SDN BHD, a company limited by shares organized under the laws of Malaysia.
Swvl Holding Corp’s majority-owned subsidiaries are: Shotl Transportation S.L., a limited liability company organized under the laws of Spain, in which Swvl Holding Corp’s wholly owned subsidiary Swvl Inc. holds 55% of the outstanding equity interests; Viapool Inc., a company incorporated under the laws of the State of Delaware, in which Swvl Holding Corp’s wholly owned subsidiary Swvl Inc. holds 51% of the outstanding equity interests; Swvl For Smart Transport Applications and Services LLC, a limited liability company organized under the laws of Egypt, in which Swvl Holding Corp’s wholly owned subsidiary Swvl Inc. holds 99.8% of the outstanding equity interests; and Swvl Pakistan (Private) Limited, a company limited by shares organized under the laws of Pakistan, in which Swvl Holding Corp’s wholly owned subsidiary Swvl Inc. holds 99.9987% of the outstanding equity interests. The minority interests in Swvl For Smart Transport Applications and Services LLC and Swvl Pakistan (Private Limited) are held by persons affiliated with Swvl solely to comply with applicable laws requiring local resident shareholders.
Swvl currently operates in Jordan through an entity, Al Tanakol Al Thaki L Tasmeem Wa Tatweer Baramej Wa Anthemat Al Hasoub (“Swvl Jordan”), in which it holds only economic rights and does not hold any direct or indirect equity interest. All of the equity in Swvl Jordan is instead temporarily being held by persons affiliated with Swvl in favor of Swvl as beneficiary. Swvl is in the process of acquiring 49% of the equity of Swvl Jordan, and the remainder when it its permitted to do so under applicable law. Until such time, Swvl’s interest in the equity of Swvl Jordan will be governed by an interim management agreement with the Jordanian national persons holding such equity. Pursuant to the interim management agreement, such persons (i) hold the equity in Swvl Jordan in trust for, on behalf of and for the sole benefit of Swvl and (ii) are obligated to transfer such equity to Swvl or an affiliate of Swvl for nominal consideration upon the request of Swvl.

A diagram of Swvl’s group structure, as described above, is provided below:
D.    Property, Plants and Equipment
We lease approximately 13,391 square feet of office space for our corporate headquarters, located at the Offices 4 at One Central, Dubai World Trade Center, Dubai, United Arab Emirates. Our existing headquarters lease expires on September 14, 2024, which we expect to extend to December 31, 2026, including in connection with an office expansion plan for our headquarters. In addition, we lease various office spaces across different cities in: Egypt, Pakistan, Kingdom of Saudi Arabia, Jordan, Malaysia and Kenya. We expect to grow our facilities footprint as our business continues to grow and establish a new engineering hub in Cairo. We also expect to establish local offices in some or all of the jurisdictions into which we are expanding geographically. The phone number for our headquarters is +971 42241293.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of Swvl’s financial condition and results of operations together with Swvl’s consolidated financial statements and the related notes thereto included elsewhere in this Report. The following discussion and analysis is based on Swvl’s financial information prepared in accordance with IFRS as issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this discussion and analysis or set forth elsewhere in this Report, including information with respect to Swvl’s plans and strategy for Swvl’s business, includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the results discussed in the forward-looking statements. Please see the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with these statements and for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Swvl’s historical results are not necessarily indicative of the results that may be expected for any period in the future.
Unless the context otherwise requires, for the purposes of this section, “Swvl”, “we”, “us”, “our”, or the “Company” refer to the business of Swvl Holdings Corp and its subsidiaries, “FY 2021” refers to the fiscal year of Swvl ended December 31, 2021, “FY 2020” refers to the fiscal year of Swvl ended December 31, 2020 and “FY 2019” refers to the fiscal year of Swvl ended December 31, 2019.
For discussion related to our financial condition, changes in financial condition and results of operations for 2020 compared to 2019, please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl” of our Registration Statement on
Form F-4,
which was filed with the SEC on March 11, 2022.
Recent Developments
Equity Line Financing
On March 22, 2022, we entered into an equity line financing pursuant to a common stock purchase agreement with B. Riley pursuant to which B. Riley committed to purchase up to $471.7 million (the “Total Commitment”) of Ordinary Shares, subject to certain limitations and conditions set forth in the purchase agreement.
Upon the initial satisfaction of the conditions to B. Riley purchase obligation set forth in the purchase agreement (the “Commencement”), including that a registration statement registering under the Securities Act of 1933, as amended (the “Securities Act”), the resale by B. Riley of Ordinary Shares issued to it by Swvl under the purchase agreement, which Swvl agreed to file with the SEC following the B. Riley Closing pursuant to the registration rights agreement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, Swvl will have the right, but not the obligation, from time to time at Swvl’s sole discretion over the
24-month
period from and after the Commencement, to direct B. Riley to purchase a specified amount of Ordinary Shares (such specified amount, the “Purchase Share Amount”), not to exceed a daily maximum calculated in accordance with the terms of the purchase agreement.
The per share purchase price for the Ordinary Shares that Swvl elects to sell to B. Riley in a purchase pursuant to the purchase agreement, if any, will be determined by reference to the volume weighted average price of the Ordinary Shares (the “VWAP”), less a discount of 3%.
There is no upper limit on the price per share that B. Riley could be obligated to pay for the Ordinary Shares Swvl may elect to sell to it in any purchase under the purchase agreement. From and after the Commencement, Swvl will control the timing and amount of any sales of Ordinary Shares to B. Riley. Actual sales of Ordinary Shares to B. Riley under the purchase agreement will depend on a variety of factors to be determined by Swvl from time to time, including, among other things, market conditions, the trading price of Swvl’s Ordinary Shares and determinations by Swvl as to the appropriate sources of funding for its business and its operations.
Swvl may not issue or sell any Ordinary Shares to B. Riley under the purchase agreement which, when aggregated with all other Ordinary Shares then beneficially owned by B. Riley and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule
13d-3
promulgated thereunder), would result in B. Riley beneficially owning more than 4.99% of the outstanding Ordinary Shares.

The net proceeds under the purchase agreement to Swvl will depend on the frequency and prices at which Swvl sells its Ordinary Shares to B. Riley. Swvl currently expects that any proceeds received by it from such sales to B. Riley will be used for working capital and general corporate purposes, including to fund acquisitions.
The purchase agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the
24-month
anniversary of the date of the Commencement, (ii) the date on which B. Riley shall have purchased from Swvl under the purchase agreement Ordinary Shares for an aggregate gross purchase price equal to the Total Commitment and (iii) certain other customary termination events. Swvl has the right to terminate the purchase agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice to B. Riley. B. Riley will also have the right to terminate the purchase agreement, at no cost or penalty, upon five trading days’ prior written notice to Swvl, if certain events occur or conditions are not met, including if the initial registration statement is not filed or has not been declared effective by the specified deadlines in the registration rights agreement. Swvl and B. Riley may also agree to terminate the purchase agreement by mutual written consent. No provision of the purchase agreement or the registration rights agreement may be modified or waived by Swvl or B. Riley from and after the date that is one (1) trading day immediately preceding the date on which the initial registration statement is initially filed with the Commission.
As consideration for B. Riley’s commitment under the purchase agreement to purchase our Ordinary Shares, we issued 386,971 Ordinary Shares to B. Riley and such Ordinary Shares are fully earned and non-refundable,
even in the event we do not sell any Ordinary Shares to B. Riley under the purchase agreement.
Impact of the
COVID-19
Pandemic
The worldwide spread of
COVID-19
has caused public health officials to recommend and governments to enact precautions to mitigate the spread of the virus, including travel restrictions, extensive social distancing and issuing
“shelter-in-place”
orders in many regions, including the jurisdictions in which we operate. Beginning in March 2020, the pandemic and these related responses have had an adverse effect on demand and earning opportunities for drivers using our platform, leading to lower than expected revenues. While our revenue nevertheless increased from $12.4 million in FY 2019 to $17.3 million in FY 2020, we had anticipated—prior to the spread of
COVID-19—that
our revenues would grow to approximately $100 million in FY 2020. Our revenue increased from $17.3 million in 2020 to $38.3 million in 2021.
We continue to closely monitor the impact of the
COVID-19
pandemic. Although the overall business performance has showed signs of recovery since the third quarter of 2020, the exact timing and pace of the recovery remain uncertain. As certain regions have reopened, some have experienced a resurgence of
COVID-19
cases and reimposed restrictions. The extent to which our operations will continue to be impacted by the pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the pandemic, actions by government authorities and private businesses to contain the pandemic or recover from its impact, the availability and distribution of the vaccine, the extent of any virus mutations or new variants of
COVID-19,
among other things. Even as travel restrictions have been and will continue to be modified or lifted, we anticipate that continued social distancing, altered consumer behavior, reduced travel and commuting and expected corporate cost cutting will be significant challenges for us. The strength and duration of these challenges cannot be presently estimated.
In response to the
COVID-19
pandemic, we have adopted and continue to adopt measures based on the then-current conditions in the regions we operate, including temporarily having employees in nearly all office locations work remotely, limiting employee travel and canceling or postponing events and meetings or holding them virtually, temporarily suspending our usual services, other than to certain key business customers, and operating reduced-service for essential workers at no charge.
We remain confident in our ability to navigate this challenging time and continue to focus on our long- term growth opportunities and our business model. With $9.5 million in unrestricted cash and cash equivalents as of December 31, 2021, the additional funds we have raised during 2021 and the additional capital raised in connection with the Business Combination and PIPE Financing, we believe we have sufficient liquidity to continue to support our business operations and to make strategic investments that are in the best interests of our shareholders and other stakeholders. For more information on risks associated with the
COVID-19
pandemic, please see the section entitled “Item 3D. Risk Factors.”

Factors Affecting Our Business and Results of Operations
We believe that our future performance and success depend to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this Report entitled “Item 3D. Risk Factors.”
Our ability to cost-effectively retain and increase the number of riders who use, and their utilization of, our platform, and increase our share of their transportation spend.
We grow our business by attracting new riders to our platform (i.e., unique users taking their first ride with Swvl) and increasing their usage of our platform over time. As a result, the number of riders on our platform and their utilization of our offerings are the key drivers of our B2C business. Our ability to cost-effectively attract new riders and retain and increase the use of our platform by existing riders is critical to scaling our business. More riders accessing offerings on our platform and greater utilization drive increased revenue and profitability. We seek to increase both the number of riders on our platform and the usage of our platform through product innovation, improved user experience, and additional offerings. While we anticipate this increasing level of investment will drive growth through word-of-mouth
referrals, we also continue to invest in brand and growth marketing, as well as the use of paid marketing initiatives, rider and driver incentives and marketing partnerships with third parties in an effort to attract new riders to our platform and to enhance rider Utilization (calculated as Total Bookings divided by Total Available Seats, over the period of measurement). New riders in each of fiscal year 2019, fiscal year 2020 and the fiscal year 2021 accounted for approximately 18.2%, 15.5% and 18.2% of our Total Ticket Fares, respectively. Once riders start using Swvl, we seek to provide a quality experience and a diverse offering of routes and products to accommodate different transportation use cases in order to retain riders and encourage repeat usage. Our efforts have resulted in Total Ticket Fares retention in excess of 60%, measured in each of January 2020 and February 2020 prior to the effects of
COVID-19.
We measure Total Ticket Fares retention by comparing the Total Ticket Fares generated by a cohort of users in their 12th month of activity against the Total Ticket Fares generated by such cohort in their first month of activity. As discussed below, we also intend to expand into new geographical markets, which we believe will also increase the number of riders.
If we fail to continue to attract riders to our platform and grow our rider base, expand riders’ usage of our platform over time or increase our share of riders’ transportation spend, our results of operations would be harmed.
Our ability to cost-effectively attract and retain drivers to use our platform, or to increase utilization of our platform by existing drivers.
Growing the number of drivers enables us to increase the number of routes on our network, thereby increasing the aggregate earnings potential for drivers and third party vehicle operators while simultaneously improving access and availability for riders. Our ability to maintain and grow our driver base and increase driver utilization of our platform depends in part on our ability to continue to deliver meaningful earning opportunities for drivers and third party vehicle operators who use our platform, as well as our ability to provide a seamless user experience for drivers that incentivizes continued use of our platform. We therefore continue to invest in developing technology that is intended to not only allow drivers and vehicle operators to maximize earnings while using our platform, but also improves the day-to-day
experience for those drivers.
For instance, we believe our development of route optimization technology provides a key incentive for drivers and third party vehicle operators to use our platform. By optimizing our plans, cross-dispatching across Swvl Retail and Swvl Business routes and reducing the amount of time drivers spend moving between routes (as well as assigning routes so that drivers complete their route plans near their homes), we are able to increase the number of drivable routes per day and increase drivers’ and vehicle operators’ earnings. We believe this has contributed to our strong rates of driver retention.
Additionally, maintaining and continuing to grow our base of drivers is critical to delivering a quality experience on our platform. The more dedicated and able drivers that decide to use our platform, the more routes and rides we are able to provide. We also believe this allows us to maintain high quality service and low wait times. Our incentive programs to attract qualified drivers include bonus payments and other incentives to high-performing drivers and vehicle operators. During the
COVID-19
pandemic, we provided temporary financial assistance to support drivers using our platform.
Our ability to grow and retain drivers is linked to our ability to maintain and increase the number of riders on our platform. We believe that the more riders we have on our platform, the easier it can be to maintain and attract new drivers to our platform. If we fail to continue to attract drivers to our platform and grow the number of routes we offer, riders’ usage of our platform may decrease and our results of operations would be harmed. In addition, when we enter a new market, we typically need to make significant upfront investments to drive sufficient scale of drivers in order to establish a functioning marketplace for our riders, which could adversely affect our results of operations in the periods in which such investments are made and delay our efforts to achieve profitability.
Our ability to successfully develop new offerings on our platform and enhance our existing offerings.
As part of our business, we consider how our core assets – our technology, access to a large vehicle fleet and our customer base – can be leveraged to generate new streams of revenue while minimizing incremental costs. For example, we initially launched with our core B2C retail offering, through which we connect riders using our platform to a network of minibuses and other vehicles that operate on fixed and semi-fixed routes within the cities we serve. We have since expanded our B2C offerings to include Swvl Travel, which allows riders to book and take intercity, long-distance trips. We also opened and manage a physical Swvl Travel shop in Hurghada, Egypt, which allows riders to book intercity trips in person in a convenient location for frequent travelers.
We have also diversified our revenues beyond B2C offerings with our TaaS enterprise products, which are marketed as Swvl Business and which have historically been higher-margin products. Swvl Business enables our corporate customers (as well as schools and municipalities) to use Swvl’s technology and platform to optimize the commute and travel programs they operate for their employees (and students). Since Swvl Business uses technology already developed for our B2C offerings, its development and deployment does not (and did not) impose significant additional R&D costs on our business. We currently intend to expand our Swvl Business offerings with SaaS in 2022. Our SaaS offerings are expected to be targeted at corporate customers (as well as schools and municipalities) that operate their own vehicle fleets, with specific services tailored to the needs of each customer. We currently intend for our basic offerings to include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform. At higher service tiers, we currently intend to provide the use of our network optimization and Dynamic Routing technologies, as well as access to our fleet management modules, which will enable our customers to more easily manage their drivers and track their rides. We also currently plan to offer consulting and reporting services. We intend to use a tiered cost-plus pricing model for our SaaS products, which we expect will allow us to enhance our margins.
Our ability to invest effectively in technology and research and development and to successfully integrate them into our business.
Our technology is a critical component of our business proposition. Our ability to provide a seamless experience for our riders and drivers, to effectively predict rider demand, to create efficient, high-utilization route plans and to price our offerings accordingly depends on ongoing innovation and the effectiveness of our data analysis, modeling and algorithms. As a result, we have made, and will continue to make, significant investments in research and development and technology in an effort to improve our platform and to attract and retain drivers and riders, expand the capabilities and scope of our offerings, and enhance our customer experience. We review and target our research and development activities on an ongoing basis based on the needs of our business. We believe that continued optimization of demand prediction, routing and pricing can improve our user base, utilization rates and customer experience, which we believe in turn can reduce inefficiency costs and improve our margins.
Our engineers and data scientists are critical to the success of our business and we will continue to invest in these areas. In addition, we will continue to dedicate significant resources to research and development efforts, focusing on continuing to improve our proprietary technology and developing innovative applications.

Our ability to operate in distinct geographic markets and our ability to expand into new markets.
Our capacity for continued growth and ability to achieve and maintain profitability depends in part on our ability to operate and compete effectively in different geographic markets. Each market is subject to distinct competitive and operational dynamics. These include our ability to offer more attractive transportation offerings than alternative options, our ability to efficiently attract and retain drivers and riders, ride length and the number of routes available on our platform, all of which affect our sales, results of operations and key business metrics. As a result, we may experience fluctuations in our results of operations due to the changing dynamics in the geographic markets where we operate.
Since our founding, we have been able to expand into new geographies and markets. Since 2017, we expanded our operations to 82 cities in seven countries (not including the countries of operation of Shotl and Viapool, two companies which Swvl acquired controlling interests in November 2021 and January 2022, respectively, or door2door, a company which Swvl announced a definitive agreement to acquire a controlling interest in March 2022 and that is expected to be completed in Q2 2022), with our core Retail offering available in select cities in Egypt, Kenya, Pakistan and Jordan. In January 2019, we commenced operations in Nairobi, Kenya. In the second half of 2019, we commenced operations in major cities in Pakistan, including Lahore, Islamabad and Karachi, and relocated our headquarters from Egypt to Dubai, United Arab Emirates. In 2020 and 2021, we also launched TaaS offerings in the United Arab Emirates, Jordan, Saudi Arabia and Malaysia.
On August 18, 2021, we entered into a definitive agreement to acquire a controlling interest in Shotl, a mass transit platform that partners with municipalities and corporations to provide on-demand
bus and van services in Europe, Latin America and the Asia Pacific region, which expanded our geographic footprint to 22 additional cities in 10 countries. The transaction closed on November 19, 2021.
On November 16, 2021, we entered into a definitive agreement to acquire a controlling interest in Viapool, a mass transit platform currently operating in Buenos Aires, Argentina and Santiago, Chile. The transaction closed on January 14, 2022.
On March 24, 2022, we entered into a definitive agreement to acquire a controlling interest in door2door, a high-growth mobility operations platform that partners with municipalities, public transit operators, corporations, and automotive companies to optimize shared mobility solutions across Europe. The closing of the door2door transaction is subject to customary closing conditions and is expected to be completed in Q2 2022.
A core component of our growth strategy is to identify opportunities for market entry in countries and cities where we can leverage what we believe are the competitive advantages offered by our technology and platform. We examine factors such as total addressable market size and average fare per trip to assess whether expansion offers a viable path to profitability. We also review the quality of existing public transportation infrastructure to assess ease of market penetration and convertibility of public transportation users to our platform. For our Swvl Travel offering, we also assess factors such as the number of large cities in a country and the frequency of intercity travel to understand potential market size. Other considerations, such as ease and cost of doing business, as well as political stability, also factor into our expansion planning.
Our ability to enter into strategic acquisitions and partnerships, and successfully integrate them into our business or achieve our objectives of the acquisitions or strategic partnerships.
We have made, and intend to continue to make, strategic acquisitions to expand our user base, enter new markets and add complementary products and technologies. Our strategic acquisitions may affect our future financial results. For example, we recently acquired controlling interests in Shotl and Viapool, and announced an agreement to acquire door2door, mass transit platforms that are expected to expand our geographic footprint to include Europe, Latin America and the Asia Pacific region. Integration of the Shotl, Viapool and door2door businesses and operations will be a complex, time-consuming and costly process, particularly given that the acquisition will significantly diversify the geographic areas in which we operate. In addition, we may not realize all of the anticipated benefits from the acquisition of controlling interests in Shotl, Viapool and door2door, such as cost savings and revenue enhancements, for various reasons, including the fact that diligence was of a limited scope and performed by third party business consultants (and, with respect to Shotl, solely with respect to Shotl’s business in Spain), difficulties integrating operations and personnel, higher costs,
COVID-19
related interruption, unknown liabilities and fluctuations in markets.

We believe such acquisitions complement our business, but there is no assurance that such acquired businesses will be successfully integrated into our business or generate substantial revenue, and operating costs and integration risks from these and future acquisitions may negatively affect our financial performance.
We also enter into a variety of strategic partnerships that contribute to several aspects of our business, including partnerships that bring more ride volume to our platform and help us increase brand awareness.
Our ability to compete effectively.
We operate in a competitive market and must continue to compete effectively in order to grow, improve our results of operations and achieve and maintain long-term profitability. Our principal source of competition is public transportation. We strive to harness the competitive advantages of our offerings to convert users of public transportation into users of our platform. We also compete against taxi companies and traditional ridesharing platforms, such as Uber. By offering comfortable, reliable and safe rides at an accessible price point, our offerings aim to attract users of these single-rider services by offering a lower-cost alternative that offers a better rider experience than public transportation. We believe we have differentiated our business from these competitors by building a diverse set of offerings on a transportation network at scale, while upholding our culture and values and creating a brand that embodies a commitment to exceptional offerings and social responsibility. However, we must continue to respond to competitive pressures. Consequently, we intend to keep investing in our platform to attract and retain drivers and riders, and respond to shifts in competitors’ pricing levels, revenue models or business practices. If we are not able to compete effectively with our competitors, including our main competition of public transportation, our results of operations will be harmed.
Our ability to maintain and continue developing our reputation and to promote brand awareness and to optimize driver and rider incentives.
We believe that maintaining and enhancing our reputation and brand is critical to our ability to attract and retain employees and platform users. A core component of our marketing strategy involves focusing on expanding ridership in existing markets while rapidly accelerating brand awareness in new territories. We utilize a multi-channel approach, built on a foundation of digital marketing, to develop awareness of our offerings and expand our user base. We use a digital-focused marketing approach because we believe it offers the most effective means of accessing our target demographics in a cost-effective manner. Our advertising is conducted primarily through social media campaigns and placed web advertisements. We also rely on search engine optimization and application marketplace optimization tools to build and maintain the prominence of our brand. In new markets, we also advertise our offerings through offline advertising, such as billboards and events at public venues (such as shopping malls) where we may host promotional events, giveaways and conduct in-person
account activations. We also seek to develop and maintain partnerships with other businesses, such as telecom companies, that allow us to deploy promotions and incentives to the customers of such businesses. We monitor the effectiveness of our marketing spend via several metrics, including customer acquisition cost.
We offer various incentives from time to time, such as promotions for new riders and discounts for bulk purchases or specific trips. We also operate a referral program that offers incentives for riders to refer new users.
The impact of uncertainties with respect to government laws, policies and regulations in the markets in which we operate.
We are subject to a wide variety of laws in the jurisdictions in which we operate. The ridesharing industry and our business model are relatively nascent and rapidly evolving. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available through our platform, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from, drivers, incentives provided to riders, our ability to operate in certain segments of our business, our ownership percentage in operating entities that may be subject to foreign ownership restrictions and insurance we are required to maintain. For example, in Egypt we are subject to licensing and other requirements under Law No. 87 of 2018 and the Executive Regulation by Presidential Decree No. 2180 of 2019, which regulate ridesharing companies such as ours. We have also previously entered into agreements with the Egyptian Competition Authority in relation to the regulation of pricing and offerings in our industry. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations, will continue to impact our results in the future. Due to the nascent and uncertain state of the legal frameworks governing the ridesharing industry in the jurisdictions in which we operate, we have not obtained all of the required licenses and permits for certain cities where we operate; however, we are continuously making efforts to obtain such licenses and permits. Please see the section entitled “Item 3.D. Risk Factors— Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl—Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and operating results.”
We are also subject to a number of laws and regulations specifically governing the Internet and mobile devices, and these laws and regulations are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online offerings, require us to change our business practices or raise compliance costs or other costs of doing business. In particular, as we expand our operations internationally, we expect to become subject to GDPR, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements and significant penalties, and the risk of litigation or other action, for noncompliance. The GDPR has resulted in and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the European Union. As we expand our business internationally, we will become subject to these costs and burdens in an effort to comply with GDPR.
Components of Results of Operations
Revenue
Revenue represents the gross amount of fares charged to
end-users
of the Swvl platform, as reduced by
end-user
discounts and promotions, sales refunds, uncollected cash and sales waivers. For further details on our revenue recognition, please see the subsection entitled “Critical Accounting Policies—Revenue.”
Cost of Sales
Cost of sales consists of costs directly related to delivering transportation services, which include payments to captains for operating our routes (net of any deductions, including amounts charged to captains on account of breach of terms of service), bonuses payable to captains and tolls and fines paid by Swvl. Cost of sales does not include any depreciation or amortization expenses. Our depreciation and amortization expenses are almost exclusively attributable to non-revenue
generating activities, including depreciation of our facilities and equipment used to support back office operations and depreciation of right-of-use
assets associated with corporate leases.
General and Administrative Expenses
General and administrative expenses primarily consist of personnel-related compensation costs including employee share scheme charges, professional services fees, technology costs, office costs, travel costs, depreciation, insurance, rent, bank fees, foreign exchange losses/gains, utilities, communication and other corporate costs. General and administrative expenses are expensed as incurred.
Selling and Marketing Expenses
Selling and marketing expenses primarily consist of growth marketing expenses, offline marketing expenses, personnel compensation expenses and the costs of credits offered to riders for referring new riders. Selling and marketing costs are expensed as incurred.
Provision for Expected Credit Losses
This consists of the provision for expected credit loss against trade and other receivables.

Other Expenses
Other expenses consist primarily of indirect tax expenses and other expenses not categorized elsewhere.
Finance Income
Finance income consists primarily of interest income from bank deposits.
Finance Costs
Finance costs consist primarily of lease finance charges and interest expense on the Swvl Convertible Notes.
Tax
This primarily relates to the deferred tax asset created on tax losses incurred by the Company, which can be set off against future taxable income.
A.    Operating Results
Results of Operations
The following selected consolidated financial data are derived from the audited financial statements of the Company, and should be read in conjunction with our consolidated financial statements, the related notes and the rest of the section of this Report entitled “Item 5: Operating and Financial Review and Prospects.” The historical results are not necessarily indicative of the results of future operations.

	Year Ended December 31
($ million)	2021	2020	2019

Revenue	38.3	17.3	12.4
Cost of sales	(48.9)	(26.4)	(33.8)
Gross loss	(10.6)	(9.1)	(21.4)
General and administrative expenses	(74.7)	(18.6)	(10.8)
Selling and marketing expenses	(13.7)	(4.7)	(8.3)
Provision for expected credit losses	(1.3)	(0.7)	(0.3)
Other expenses	(0.2)	(0.2)	(0.1)

Operating loss	(100.5)	(33.4)	(40.9)
Finance income	0.2	0.6	0.4
Finance costs	(45.9)	(0.1)	(0.1)

Loss for the year before tax	(146.2)	(32.9)	(40.6)
Tax	4.7	3.2	5.4

Loss for the year	(141.4)	(29.7)	(35.3)
Other comprehensive income	(0.4)	(0.3)	1.2

Total comprehensive loss for the year	(141.8)	(30.0)	(34.1)
FY 2021 Compared to FY 2020
Revenue

	Year Ended December 2021
($ million)	2021	2020	FY 2020 – FY 2021 % Change
Total Revenue	$38.3	$17.3	121%

We disaggregate revenue by the type of customer served, with revenue driven from Retail and Travel together considered as “business to consumer”, revenue driven from TaaS considered as “business to business” and revenue driven from SaaS considered as “business to business.” Below is the disaggregated revenue information for the year ended December 31, 2021 and 2020:

	Year Ended December 31
($ million)	2021	2020	FY 2020 – FY 2021 % Change
Business to customer	$18.7	$6.6	183%
Business to business “TaaS”	19.6	10.7	83%
Business to business “SaaS”	*	—	N/A

*	Less than $100,000
“Business to consumer” revenues for the year ended December 31, 2021 were approximately $18.7 million, an increase of approximately $12.1 million, or 183%, compared to the year ended December 31, 2020. The increase in revenue resulted primarily from an overall increase in the order activity on the Swvl platform and increased utilization rate of the existing vehicles in Total Ticket Fares (an operating measure representing the gross order volume processed on our platform) (See “Key Business and
Non-IFRS
Financial Measures—Total Ticket Fares”).
“Business to business” TaaS revenues for the year ended December 31, 2021 were approximately $19.6 million, an increase of approximately $8.9 million, or 83%, compared to the year ended December 31, 2020. The increase in revenue resulted primarily from an overall increase in the order activity by corporate customers on the Swvl platform and some recovery in business performance from the
COVID-19
pandemic.
“Business to business” SaaS revenues for the year ended December 31, 2021 were less than $100,000, attributable to our acquisition of Shotl, by which we generated revenue in relation to SaaS products operated by Shotl.
Cost of Sales

	Year Ended December 31
($ million)	2021	2020	FY 2020 – FY 2021 % Change
Captain costs, net of deductions	$47.1	$23.2	103%
Captain Bonuses	1.1	1.2	-8%
Tolls and Fines	0.7	2.1	-67%
Total Cost of Sales	$48.9	$26.4	85%
Cost of sales for the year ended December 31, 2021 was approximately $48.9 million, an increase of approximately $22.5 million, or 85%, compared to the year ended December 31, 2020. This increase is primarily a result of an overall increase in Captain costs, which is a direct result of the overall increase in the demand and volume of order activity on the Swvl platform. These increases were partially offset by $0.6 million in deductions in Captain costs that relate to overall Captain performance and fulfillment of contractual obligations. High-performing drivers and vehicle operators are eligible, at Swvl’s discretion, for bonus payments based on several performance measures. Captain bonuses for the year ended December 31, 2021 were approximately $1.1 million, a decrease of approximately $0.1 million, or
-8%
compared to the year ended December 31, 2020. This decrease was a result of reductions in our bonus programs to existing drivers and vehicle operators. Tolls and fines for the year ended December 31, 2021 were approximately $0.7 million, a decrease of $1.4 million, or 67%, compared to the year ended December 31, 2020. This decrease is due to improvement in Captain performance and limitations on approvals by Swvl of reimbursement to drivers and vehicle operators of tolls and fines.

General and Administrative Expenses

	Year Ended December 31
($ million)	2021	2020	FY 2020 – FY 2021 % Change
General and administrative expenses	$74.4	$18.6	302%
General and administrative expenses for the year ended December 31, 2021 were approximately $74.7 million, an increase of approximately $56.1 million, or 302%, compared to the year ended December 31, 2020. The increase was primarily due to an increase in employee share scheme charges from $2.8 million to $33.6 million in FY 2020 to FY 2021 resulting from an increase in the fair value of the Swvl Options as at December 31, 2021, ranging from $13,430 per Swvl Option, as compared to $2,353.6 per Swvl Option as at December 31, 2020. Furthermore, the number of Swvl Options issued during the year ended December 31, 2021 were 3,874 as compared to 2,267 for the year ended December 31, 2020. Furthermore, the total number of outstanding Swvl Options were 5,639 as at December 31, 2021 as compared to 2,958 as at December 31, 2020. The main factor driving the fair value of the Swvl Options is the estimated business valuation of Swvl as a result of the Business Combination and the share issuance to the SPAC’s shareholders.
Pursuant to and in accordance with the terms of the Business Combination Agreement, in connection with the Business Combination, each outstanding Swvl Option was assumed and converted into an option to purchase approximately 1,509.963 shares of Swvl Ordinary Shares, at an exercise price equal to the exercise price per share of such Swvl Option prior to the Business Combination divided by approximately 1,509.963.
Further, the increase results from a $8.4 million increase in staff costs on account of headcount increasing from 516 to 606 from FY 2020 to FY 2021, professional fees of $7.2 million, and technology costs of $2.8 million during the year ended December 31, 2021, as compared to the year ended December 31, 2020.
Selling and Marketing Expenses

	Year Ended December 31
($ million)	2021	2020	FY 2020 – FY 2021 % Change
Selling and marketing expenses	13.7	4.7	191%
Selling and marketing expenses for the year ended December 31, 2021 were approximately $13.7 million, an increase of approximately $9 million, or 191%, compared to the year ended December 31, 2020. The increase was primarily due to growth marketing expenses amounting to $7.9 million and staff costs amounting to $3.4 million in the year ended December 31, 2021, as compared to $2.4 million and $1.3 million, respectively, during the year ended December 31, 2020. Increases in growth marketing expenses and staff costs are on account of increased online and offline marketing during the year ended December 31, 2021 as compared to the year ended December 31, 2020 and higher headcount being 516 and 606 from FY 2020 to FY 2021, respectively.
Provision for Expected Credit Losses

	Year ended December 31
($ million)	2021	2020	FY 2020 – FY 2021 % Change
Provision for expected credit losses	1.3	0.7	86%
Provision for expected credit losses for the year ended December 31, 2021 was approximately $1.3 million, an increase of approximately $0.6 million, or approximately 86%, compared to the year ended December 31, 2020. The increase in provision for expected credit losses resulted from the increase in the receivable balance, which is in line with the business growth in the period ended December 31, 2021, compared to the year ended December 31, 2020.

Other Expenses

	Year ended December 31
($ million)	2021	2020	FY 2020 - FY 2021 % Change
Other expenses	0.2	0.2	*

*	Percentage not meaningful
Other expenses for the year ended December 31, 2021 were approximately $0.2 million, as compared to $0.2 million for the year ended December 31, 2020. Other expenses primarily represent non-recoverable
indirect taxes incurred during 2021 on account of the higher number of transactions.
Finance Income and Finance Cost

	Year ended December 31
($ million)	2021	2020	FY 2020 - FY 2021 % Change
Finance income	0.2	0.6	*
Finance costs	45.9	0.1	*

*	Percentage not meaningful
Finance income for the year ended December 31, 2021 was approximately $0.2 million, as compared to $0.6 million for the year ended December 31, 2020. The decrease is driven by the release of government treasury bills during the year ended December 31, 2021 which was held by Swvl Egypt.
Finance costs for the year ended December 31, 2021 were approximately $45.9 million, as compared to $0.1 million for the year ended December 31, 2020. The increase in finance costs was primarily due to the embedded derivatives relating to the convertible notes issued by Swvl during the year ended December 31, 2021 (the “Swvl Convertible Notes”) carried at fair value through the condensed interim consolidated statement of comprehensive income for FY 2021. The charge is on account of the increase in fair value from inception of the Swvl Convertible Notes to December 31, 2021. In addition, there was an increase of $1.4 million in accrued interest expense on account of the Swvl Convertible Notes.
Tax

	Year Ended December 31
($ million)	2021	2020	FY 2020 –FY 2021 % Change
Tax	4.7	3.1	52%
Tax benefit for the year ended December 31, 2021 was approximately $4.7 million, an increase of approximately $1.6 million, or 52% compared to the year ended December 31, 2020. The increase was primarily on account of the additional tax losses in the consolidated financial statements of FY 2021, on which Swvl recognizes deferred tax assets.
Tax for the year ended December 31, 2020 was approximately $3.2 million, a decrease of approximately $2.2 million, or 41%, compared to the year ended December 31, 2019. The decrease in tax was primarily due to a reduction in the underlying tax losses during the year.
Key Business and
Non-IFRS
Financial Measures
In addition to the measures presented in our consolidated financial statements, we use the following key business and non-IFRS
financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Year Ended December 31
	2021	2020	2019
Total Bookings (in millions) (1)	32.3	16.8	19.1
Total Ticket Fares (in millions) (2)	$54.9	$26.2	25.9
Average Ticket Fare (3)	$1.7	$1.56	$1.36
Total Available Seats (in millions) (4)	39.2	22.6	31.9
Cost per Available Seat (5)	$1.26	$1.17	$1.06
Utilization (6)	82%	74%	60%
Adjusted EBITDA (in millions) (7)	(64.6)	(29.7)	(40.4)
Notes:

(1)	Total Bookings is an operating measure representing the total number of seats booked by riders and corporate customers (completed or cancelled) on our platform, over the period of measurement.
(2)	Total Ticket Fares is an operating measure representing the total dollars processed on Swvl’s platform for seats booked.
(3)
Average Ticket Fare is an operating measure representing the average fare charged to riders and corporate customers per booked seat, calculated as Total Ticket Fares divided by the Total Bookings, over the period of measurement.

(4)	Total Available Seats is an operating measure representing the total number of seats made available on our platform (whether utilized or not), over the period of measurement.
(5)
Cost per Available Seat means the average cost to Swvl for each seat made available on our platform, calculated as cost of sales divided by Total Available Seats, over the period of measurement. Cost per Available Seat is a function of Total Available Seats, and does not vary based on Utilization.

(6)
Utilization is an operating measure representing the level of occupancy of the seats made available on our platform (i.e., the proportion of the seats made available on our platform that were occupied by riders), calculated as Total Bookings divided by Total Available Seats, over the period of measurement.

(7)
Adjusted EBITDA is a
non-IFRS
financial measure calculated as loss for the year adjusted to exclude: (i) depreciation of property and equipment, (ii) depreciation of right-of-use
assets, (iii) employee share-based payments charges, (iv) foreign exchange gains/losses, (v) provision for employees’ end of service benefits, (vi) indirect tax expenses, (vii) finance income, (viii) finance costs, (ix) transaction costs relating to the Business Combination and (x) tax. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure please see the section entitled “Reconciliation of
Non-IFRS
Financial Measures.”

Total Bookings
Total Bookings is an operating measure defined as the total number of seats booked by riders and corporate customers on our platform, over the period of measurement. We use this metric to measure the actual volume of seats booked on our platform and utilized on our fleet (including full capacity of completed routes for TaaS customers without regard to actual Utilization). While Total Bookings have historically grown with the growth of our business, we experienced a decline from 19.1 million Total Bookings in FY 2019 to 16.8 million Total Bookings in FY 2020, primarily as a result of decreased demand resulting from the
COVID-19
pandemic. This decrease was partially offset by geographic expansion and an increase in the number of riders using our platform.

	Year ended December 31
($ million)	2021	2020	FY 2020 - FY 2021 % Change
Business to customer	10.7	7.2	48.6%
Business to business	21.6	9.6	125.0%
Total Bookings	32.3	16.8	92.3%
Although we expect a return to growth in Total Bookings as the markets in which we operate recover from the
COVID-19
pandemic, uncertainty remains as to the nature and timing of a full recovery. Total Bookings increased from 16.8 million during the year ended December 31, 2020 to 32.3 million during the year ended December 31, 2021, showing some signs of recovery in the markets in which we operate. However, the increase in Total Bookings is primarily a result of an increase in the order activity by corporate customers on the Swvl platform and the modification or lifting of
COVID-19
restrictions, including increased business travel and commuting.

Total Ticket Fares
Total Ticket Fares is an operating measure representing the total dollars processed on Swvl’s platform for seats booked. We use Total Ticket Fares as an indicator of our growth and business performance as it measures the dollar volume of transactions on our platform. Total Ticket Fares has historically increased as our business has grown. As a result of the impact of the
COVID-19
pandemic, Total Ticket Fares declined during the second quarter of FY 2020. Recovery started from the third quarter of FY 2020, with Total Ticket Fares returning to monthly levels substantially near pre-COVID-19
monthly levels by the end of FY 2020, resulting in Total Ticket Fares of $26.2 million for FY 2020. During the year ended December 31, 2021, Total Ticket Fares increased to $54.9 million from $26.2 million during the year ended December 31, 2020, as the business continues its recovery from the
COVID-19
related restrictions and due to an increase in advertising and marketing campaigns.

	Year ended December 31
($ million)	2021	2020	FY 2020 - FY 2021 % Change
Business to customer	33.8	14.8	128.4%
Business to business	21.1	11.4	85.1%
Total Ticket Fares	54.9	26.2	109.5%
Average Ticket Fare
Average Ticket Fare means the average fare charged to riders and corporate customers per booked seat, calculated as Total Ticket Fares divided by the Total Bookings, over the period of measurement. We use Average Ticket Fare internally to evaluate how we are pricing our seats and routes to corporate customers in relation to the Cost per Available Seat to ensure we maintain our target margins. Average Ticket Fare increased from $1.36 in FY 2019 to $1.56 in FY 2020, primarily as a result of changes in pricing, travel distance and geographic mix. This upward trend continued during the year ended December 31, 2021, with an Average Ticket Fare of $1.70 compared to $1.56 during the year ended December 31, 2020.
Total Available Seats
Total Available Seats represents the total capacity of rides available on our platform (whether utilized or not), and is the aggregate of the number of seats made available on our platform. This measure includes both used and unused seats on our platform. We track Total Available Seats internally to ensure we optimize the capacity available on the platform. We review it together with our Total Bookings, as the relationship between these two metrics drives our Utilization. Total Available Seats has historically increased as our business has grown. As a result of the impact of the
COVID-19
pandemic, Total Available Seats declined in FY 2020 to 22.6 million. During the year ended December 31, 2021, Total Available Seats increased to 39.2 million reflecting partial recovery from the
COVID-19
pandemic and additional growth in the form of new routes on the Swvl platform. Advertising and marketing campaigns and the resulting increase in demand for rides also resulted in an increase in Total Available Seats.

	Year ended December 31
($ million)	2021	2020	FY 2020 - FY 2021 % Change
Total Available Seats	39.2	22.6	73.5%
Cost per Available Seat
Cost per Available Seat means the average cost to Swvl for each seat made available on our platform (whether utilized or not) and is calculated as cost of sales divided by Total Available Seats, over the period of measurement. We track Cost per Available Seat internally to ensure that the cost at which suppliers are joining our platform reduces with time. We review it together with our Average Ticket Fare, as the relationship between these two metrics have a material impact on our margins. While Cost per Available Seat has historically tended to decrease over time for each offering within a single geography, the overall Cost per Available Seat is influenced by changes in ride distance and geographic mix. Cost per Available Seat increased from $1.06 in FY 2019 to $1.17 in FY 2020. Cost per Available Seat also increased from $1.17 during the year ended December 31, 2020 to $1.26 during the year ended December 31, 2021, primarily as a result of increases in ride distances and changes in our geographic mix.
Utilization
Utilization means the level of occupancy of the seats made available on our platform (i.e. the proportion of the seats made available on our platform that were occupied by riders), calculated as Total Bookings divided by Total Available Seats, over the period of measurement. We track Utilization internally to ensure that the level of occupancy of the seat capacity increases with time. Utilization increased from 60% in FY 2019 to 74% in FY 2020, primarily as a result of dynamic pricing, cross-dispatch and dynamic routing. This upward trend continued during the year ended December 31, 2021, with an average utilization of 82% compared to 74% during the year ended December 31, 2020.

	Year Ended December 31
($ million)	2021	2020	FY 2020 –FY 2021 % Change
Utilization	82%	74%	10.8%
Adjusted EBITDA
Adjusted EBITDA is a
non-IFRS
financial measure calculated as loss for the year adjusted to exclude the following items which we do not believe are reflective of our operating performance: (i) depreciation of property and equipment, (ii) depreciation of right-of-use
assets, (iii) employee share-based payment charges, (iv) foreign exchange gains/losses, (v) provision for employees’ end of service benefits, (vi) indirect tax expenses, (vii) finance income, (viii) finance cost, (ix) transaction costs related to the Business Combination and (x) tax.
Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. These limitations include the following:

•
Adjusted EBITDA excludes certain recurring,
non-cash
charges, such as depreciation of property and equipment and
right-of-use
assets, and although these are
non-cash
charges, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
Adjusted EBITDA excludes employee share-based payment charges, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;

•	Adjusted EBITDA does not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•	Adjusted EBITDA does not reflect the components of foreign currency exchange gains (losses) or finance cost/income, net; and

•	Adjusted EBITDA does not reflect any expenses related to the Business Combination or PIPE Financing.

For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure please see the section entitled “Reconciliation of
Non-IFRS
Financial Measures.”
Reconciliation of
Non-IFRS
Financial Measures
To supplement our financial information, we use the
non-IFRS
financial measure, Adjusted EBITDA. However, our definition of Adjusted EBITDA may be different from those used by other companies, and therefore, may not be comparable. Furthermore, our definition of Adjusted EBITDA has limitations in that it does not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, Adjusted EBITDA should be considered in addition to, not as, substitute for, or in isolation from, measures prepared in accordance with IFRS.
We compensate for these limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the year. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted EBITDA in conjunction with its related IFRS financial measure.
Reconciliation from Loss for the Year to Adjusted EBITDA

	Year Ended December 31
($ million)	2021	2020	2019
Loss for the year	(141.4)	(29.7)	(35.3)
Add: Depreciation of property and equipment	0.2	0.1	0.0
Add: Depreciation of right-of-use assets	0.5	0.4	0.2
Add: Employee share scheme charges	33.6	2.8	0.4
Add: Provision for employees’ end of service benefits	0.7	0.2	—
Add: Indirect tax expense	0.2	0.2	0.1
Add/Less: Foreign exchange losses/(gains)	0.6	0.0	(0.1)
Less: Finance income	(0.2)	(0.6)	(0.4)
Add: Finance costs	45.9	0.1	0.1
Less: Tax	(4.7)	(3.2)	(5.4)

Adjusted EBITDA	(64.6)	(29.7)	(40.4)
B.    Liquidity and Capital Resources
Our principal sources of liquidity have been cash and cash equivalents raised from the issuance of convertible notes, equity financing and cash generated from operating activities.
Our total liabilities exceeded our total assets by approximately $89.7 million as of December 31, 2021, but total assets exceeded our total liabilities by approximately $18.4 million as of December 31, 2020. We incurred a loss for the year of approximately $141.4 million, $29.7 million and $35.3 million for FY 2021, FY 2020 and FY 2019, respectively. In addition, we had accumulated losses of approximately $216.1 million and $74.7 million as of December 31, 2021 and December 31, 2020. To support our business plans, we have historically raised funding primarily through the issuance of preferred shares, and we raised approximately $26.4 million and $47.1 million of cash during FY 2020 and FY 2019, respectively, through the issuance of preferred equity securities. As of December 31, 2021, 2020 and 2019, we had cash and cash equivalents of approximately $9.5 million, $10.3 million and $15.3 million, respectively.
We secured additional liquidity in 2021 and 2022 through the issuance of $27.7 million of Swvl Convertible Notes and the issuance of $71.8 million of exchangeable notes (the “Swvl Exchangeable Notes”).
Our cash and cash equivalents consist primarily of cash with banks or other financial institutions that is unrestricted as to withdrawal and use. Our cash and cash equivalents are primarily denominated in U.S. Dollars as well as in local currencies of the markets where we operate.

We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date of this Report. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, and funds raised in connection with the Business Combination, including proceeds raised from the PIPE Financing and the funds released from the SPAC’s trust account after giving effect to any redemptions.
Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, the expansion of sales and marketing activities, and the expansion of our business into new geographies and markets. Further, as part of our growth strategy, we expect to enter into arrangements to acquire or invest in businesses, products, services, and/or technologies. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.
Cash Flows
The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31
($ million)	2021	2020	2019
Cash flow from:
Operating Activities	(62.1)	(30.5)	(40.0)
Investing Activities	(11.1)	(0.2)	(0.4)
Financing Activities	72.7	26.0	46.4

Net (decrease)/increase in cash and cash equivalents	(0.5)	(4.7)	6.0
Operating Activities
Net cash used in operating activities was $62.1 million for the year ended December 31, 2021, primarily consisting of $146.2 million of loss for the year before tax, adjusted for certain non-cash
items, which included $44.3 million of finance cost charges related to the embedded derivatives relating to the Swvl Convertible Notes, $33.6 million employee share-based payments charges, a $1.3 million provision for expected credit losses, $0.5 million of depreciation expense related to right-of-use
assets, a $0.7 million provision for employees’ end of service benefits, and less than $0.2 million of depreciation expense related to property and equipment. The net change in operating assets and liabilities is primarily the result of a $4.8 million increase in trade and other receivables (on account of increased sales), a $8.2 million increase in accounts payables, accruals and other payables and a $0.9 increase in prepaid expenses and other current assets.
Net cash used in operating activities was $30.5 million for the year ended December 31, 2020, primarily consisting of $32.9 million of loss for the year before tax, adjusted for certain non-cash
items, which included $2.8 million employee share-based payments charges, a $0.7 million provision for expected credit losses, $0.4 million of depreciation expense related to right-of-use
assets, a $0.2 million provision for employees’ end of service benefits and $0.1 million of depreciation expense related to property and equipment. The net change in operating assets and liabilities is primarily the result of a $1.8 million decrease in trade and other receivables (on account of improved performance on collection of outstanding dues) and a $0.3 million increase in accounts payables, accruals and other payables. Additionally, there was an increase in current tax liabilities of $0.3 million, a decrease in prepaid expenses and other current assets of less than $0.1 million and a decrease in advances from shareholders of less than $0.1 million.
Net cash used in operating activities was $40.0 million for the year ended December 31, 2019, primarily consisting of $40.6 million of loss for the year before tax, adjusted for certain non-cash
items, which included a $0.4 million employee share-based payments charges, a $0.3 million provision for credit losses, $0.2 million of depreciation expense related to
right-of-use
assets, and less than $0.1 million of depreciation expense related to property and equipment. The net change in operating assets and liabilities are primarily the result of an increase in current tax liabilities of $0.5 million, a $0.2 million decrease in accounts payables, accruals and other payables and a $0.8 million decrease in trade and other receivables. Additionally, there was a decrease in prepaid expenses and other current assets of $0.2 million.
Investing Activities
Net cash used in investing activities was $11.1 million for the year ended December 31, 2021, which primarily consisted of purchases of approximately $10 million in short-term convertible notes and $0.8 million in partial payment applied towards the acquisition of a controlling interest in a Swvl subsidiary.
Net cash used in investing activities was $0.2 million in FY 2020 and $0.4 million in FY 2019, consisting of purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops.
Financing Activities
Net cash provided by financing activities was $72.7 million for the year ended December 31, 2021, primarily consisting of $73.2 million in proceeds from the issuance of convertible notes, offset by lease liabilities paid during the year of $0.5 million.
Net cash provided by financing activities was $26.0 million in 2020, primarily consisting of $26.4 million in proceeds from the issuance of preferred shares, offset by $0.3 million in the repayment of finance lease liabilities.
Net cash provided by financing activities was $46.4 million in 2019, primarily consisting of $47.1 million in proceeds from the issuance of preferred shares, offset by $0.2 million in the repayment of finance lease liabilities and $0.5 million in cancellation of shares.
Holding Company Structure and Dividends
Swvl Holdings Corp is a holding company without substantive business operations. Swvl Holdings Corp conducts its operations primarily through its subsidiaries in the jurisdictions in which it operates. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
In addition, as determined in accordance with local regulations, our subsidiaries in certain jurisdictions may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met and regulatory approvals are obtained. Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.
Capital Expenditures
Our capital expenditures amounted to approximately $0.3 million for the year ended December 31, 2021, approximately $0.2 million in FY 2020 and approximately $0.4 million in FY 2019. Our historical capital expenditures are primarily related to additions and purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops. While we are an asset-light business, we expect to moderately increase our capital expenditures to meet the expected growth in scale of our business and as we expand geographically and bolster our existing offerings. We expect that cash received in connection with the Business Combination and cash from operating activities and financing activities will be used to meet our capital expenditure and marketing spend needs in the foreseeable future.

Indebtedness
We issued the Swvl Convertible Notes in an aggregate principal amount of $27.7 million to certain noteholders between March 8, 2021 and May 20, 2021. Upon consummation of the Business Combination, the Swvl Convertible Notes were cancelled, extinguished and converted into the right to receive Ordinary Shares.
In addition to the above, between August 25, 2021 and March 31, 2022, certain PIPE Investors effectively pre-funded
Swvl with the Swvl Exchangeable Notes. Upon consummation of the Business Combination, the Swvl Exchangeable Notes were automatically exchanged for Ordinary Shares at an exchange price of
$8.50-$9.50
per share (as applicable).
Off-Balance
Sheet Arrangements
As of December 31, 2021, we did not have any
off-balance
sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of December 31, 2021.

	Payments Due by Period
($ million)	<1 year	1-5 years	>5 years	Total
Convertible Notes	74.6	0.5	—	75.1
Lease Liabilities Commitments	1.3	3.5	—	4.8
Deferred and Contingent Consideration	3.0	0.6	—	3.6
C.    Research and Development, Patents and Licenses
We have made, and will continue to make, significant investments in research and development and technology in an effort to improve our platform and to attract and retain drivers and riders, expand the capabilities and scope of our offerings, and enhance our customer experience. We review and target our research and development activities on an ongoing basis based on the needs of our business. For further detail regarding our research and development costs, please see the section of this Report entitled “Item 4.B. Business Overview.”
D.    Trend Information
For a discussion of the trends that affect our business, financial condition and results of operations, please see other portions of this section entitled “Item 5.A. Operating Results” and the section of this Report entitled “Item 3.D. Risk Factors.”
E.    Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies reflect the more significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue
We recognize revenue in accordance with IFRS 15, which we adopted as of January 1, 2019, the date of our IFRS adoption. The Company derives its revenue principally from end-users
who use the Swvl platform to access routes predetermined by the Company. Revenue for transport represents the gross amount of fares charged to the end-user
for these services. The sole performance obligation of the Company is to provide transportation services to the end-users
by integrating the use of the Swvl platform and a network of captains and vehicles registered on the platform. The end-users
are charged for using transportation services (i.e. fare charges, net of the discounts and incentives) and are given various incentives (discussed below). The Company recognizes revenue when its performance obligation towards the end-users
has been satisfied (i.e. when the ride is completed). It is at this point in time that the end-user
becomes liable to transfer the due consideration to the Company.
The Company evaluates the presentation of revenue on a gross versus net basis based on whether the Company controls the service provided to the end-user
and is the principal in the transaction (gross), or the Company arranges for other parties (operators and individual captains) to provide the service to the end-user
and is the agent in the transaction (net). The Company considers itself a principal for the transportation services because it controls the services provided to riders.
End-user
discounts and promotions
The Company offers discounts and promotions to
end-users
to encourage use of the transportation services provided by the Company. These are offered in various forms and include:

•
Targeted end user discounts and promotions
. These discounts and promotions are offered to specific
end-users
in a market to acquire,
re-engage
or generally increase
end-users’
use of the platform. Because the
end-user
does not provide the Company with a distinct good or service against these promotions and discounts, the Company deducts the amount of these promotions and discounts from the transaction price when recognizing revenue.

•
Free credits
. Swvl provides
end-users
booking intercity routes using Swvl’s Travel platform with free credits to encourage booking a two-way
trip between origin and destination cities. Under Swvl’s free credit program, a credit is transferred to an end-user’s
wallet on the Swvl application after the completion of the first trip that the end-user
can then consume while paying for the return trip. Because the Company provides the discount that is to be used in the future by the end-user,
the free credit is recognized as a liability until it is redeemed by the end-user
or the validity period of such credit lapses. However, this liability is not recognized when it is immaterial.

•
End-user
referrals
.
End-user
referrals are earned when an existing
end-user
(the referring
end-user)
refers a new
end-user
(the referred
end-user)
to the Swvl platform and the new
end-user
books their first ride on the platform. These referrals are typically paid in the form of a credit given to the referring end-user.
The referring
end-user
is deemed to provide growth and marketing services to the Company as it provides a distinct good or service against the end-user
referral discounts. As a result of this, the
end-user
referrals are recognized as selling and marketing costs.

•
Market-wide promotions
. Market-wide promotions reduce the
end-user
fare charged for all or substantially all rides in a specific market in the form of discounts. As a result, the Company recognizes the cost of these promotions as a reduction of revenue when the ride is completed.

Deferred tax
As Swvl is incorporated in the British Virgin Islands, the profits from operations of Swvl are not subject to taxation. However, certain subsidiaries of Swvl are based in taxable jurisdictions such as Egypt, Kenya, and Pakistan where they are liable for tax.
The Company records deferred tax to provide for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets have been recognized by a certain subsidiary of the Company on their trading losses where utilization is probable, given that there are probable future taxable profits to offset against these losses. The Company continuously reviews the recoverability of the deferred tax asset for any significant changes to these assumptions.
Share-based payments
Employees (including senior executives) of the Company received remuneration in the form of share-based
payments starting in May 2017, whereby employees have rendered services as consideration for equity instruments (i.e., equity-settled transactions).
The Company has issued share-based payment awards, for which “grant date” is not achieved, due to the absence of a formal approval of the terms and conditions of the grant that reflect the intent of this long-term incentive scheme. The award’s terms however, include a condition that the employees would be eligible to exercise their vested options only on an exit event occurring. If an employee leaves the Company before the exit event, the employee could exercise options on a pro-rata
basis (based on the length of time that the employee has served since the award was granted). Therefore, the cost of awards is recognized in advance of the grant date, over the period services are rendered by the employees, by estimating the fair value of the equity instruments at the end of each reporting period despite the Company’s awards being classified as equity-settled. The grant date was achieved subsequently in July 2021 when the formal terms and conditions were finalized by the Swvl Board, which will be communicated and clarified with the employees as part of the exit event. The cost is recognized in employee benefits expense, together with a corresponding increase in equity (other capital reserves). The cumulative expense recognized reflects the Company’s best estimate of the number of equity instruments that will ultimately vest.
Service and
non-market
performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting
conditions.
Non-vesting
conditions are reflected in the fair value of an award. The probability of an exit event occurring is a non-vesting
condition, and is included in the fair value of the awards, whose charge is amortized over the period services are rendered by the employees.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Executive Officers
The following table sets forth the names, ages and positions of our executive officers and directors.

Name	Age	Position(s)
Executive Officers
Mostafa Kandil	29	Chief Executive Officer, Chairman
Youssef Salem	29	Chief Financial Officer

Non-Employee Directors
Dany Farha	50	Lead Independent Director
W. Steve Albrecht	74	Independent Director
Esther Dyson	70	Independent Director
Victoria Grace	46	Independent Director
Ahmed Sabbah	28	Director
Lone Fønss Schrøder	61	Independent Director
Bjorn von Sivers	33	Independent Director
Gbenga Oyebode	62	Independent Director

Executive Officers
Mostafa Kandil
is Swvl’s
co-founder
and has served as its Chief Executive Officer since 2017. Prior to founding Swvl, Mr. Kandil held several leadership positions in the ridesharing and technology industries. Mr. Kandil began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Mr. Kandil joined Careem, a ridesharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets. Careem is now a subsidiary of Uber, based in Dubai, with operations across 100 cities and 15 countries. Mr. Kandil graduated from the American University in Cairo in 2014 with a Bachelor’s Degree in Petroleum and Energy Engineering.
Youssef Salem
has served as Swvl’s Chief Financial Officer since September 1, 2021 and leads accounting, tax, treasury, financial planning and analysis functions. Prior to joining Swvl, Mr. Salem spent nine years in investment banking at Moelis & Company and QInvest LLC, where he executed M&A, capital raises and other financing transactions across numerous sectors, including infrastructure, technology, media and telecommunications, financial services and real estate. Mr. Salem was previously an Adjunct Professor of Practice at the American University in Cairo. Mr. Salem received a Bachelor of Science in Actuarial Science from the American University in Cairo and is a CFA Charter-holder and Fellow of the Society of Actuaries.
Non-Employee
Directors
Dany Farha
has served on the Swvl Board since February 2018. Mr. Farha is the co-founder,
CEO and Managing Partner at BECO Capital Investment LLC, a venture capital firm that provides early stage growth capital and hands-on
operational support for technology companies in the Middle East and North Africa. At BECO Capital, he is responsible for investment decisions, fundraising and general management of the firm. Mr. Farha also currently serves as a director on the boards of Kitopi, PropertyFinder International Ltd., North Ladder and DrBridge Holding Ltd. Mr. Farha is a graduate of UCL in London in Management Sciences and Finance.
W. Steve Albrecht
was the Gunnel Endowed Professor in the Marriott School of Management at Brigham Young University until his retirement in 2017, where he also previously served as Associate Dean. He previously was a professor at Stanford University and the University of Illinois. He is a Certified Public Accountant, Certified Internal Auditor, and Certified Fraud Examiner. He currently serves on the Board and as Chair of the Audit & Finance Committee of SkyWest, Inc. (Nasdaq: SKYW). Previously he was Chairman of Cypress Semiconductor Corporation (Nasdaq: CY) when it was acquired by Infineon Technologies AG (OTCMKTS: IFNNY) for $10 billion in 2020 and Director and Chair of the Audit Committee of RedHat, Inc. (NYSE: RHT) when it was acquired by IBM (NYSE: IBM) for $35 billion, Director of Sun Power Corporation until it was acquired by the French energy company, Total, and CoreLogic, Inc. until it was sold to two private equity firms. Mr. Albrecht is a former President of the American Accounting Association and Association of Certified Fraud Examiners. He has served as a trustee of both COSO, the organization that establishes internal control standards for public companies, and the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board (FASB), the accounting rule-making body in the U.S. He has also been an expert witness in some of the largest financial statement fraud cases in the U.S.
Esther Dyson
has served on the Swvl Board since April 2018. Ms. Dyson is the active executive founder of the nonprofit project Wellville and is a leading angel investor focused on technology and other core sectors, with notable investments including 23andMe (former board member), Evernote (former board member), Flickr, Ilara Health, Meetup (former board member), Omada Health, ProofPilot, Square, WPP Group (former board member) and Yandex (board member). Ms. Dyson is also an accomplished journalist, author, commentator, and philanthropist. Ms. Dyson was Founding Chair of ICANN (Internet Corporation for Assigned Names and Numbers) from 1998 to 2000 and currently sits on the boards of the Long Now Foundation, Open Corporates and The Commons Project. Ms. Dyson’s prior experience also includes working as a securities analyst for New Court Securities and then Oppenheimer & Co. from 1977 to 1982, where she covered companies in technology and logistics, including the startup Federal Express. Ms. Dyson is also author of the bestselling, widely translated 1996 book “Release 2.0: A Design for Living in the Digital Age.”
Victoria Grace
has served on the Swvl Board since March 2022. Ms. Grace was formerly SPAC’s Chief Executive Officer. Ms. Grace is a founding partner of Colle Capital Partners I, LP, an opportunistic, early stage technology venture fund and Chief Executive Officer and Director of Queen’s Gambit Growth Capital II. Prior to founding Colle Capital, Ms. Grace was a partner at Wall Street Technology Partners LP, a mid-stage
technology fund, from November 2000 to February 2014, and a director of Dresdner Kleinwort Wasserstein Private Equity

Group from November 2000 to October 2004. In addition, Ms. Grace co-founded,
co-managed
and served as President of Work It, Mom! LLC, a network site for professional moms with an advertising revenue model from 2007 until its merger with another content company in 2012. She also served on the board of directors of VNV Global Ltd., an investment company with a focus on companies with network effects. Ms. Grace has worked with, and made investments in a broad range of companies, including enterprise software, wireless technologies, medical devices, health IT, FinTech, hardware, virtual reality and D2C retail companies. Notable investments that Ms. Grace either led or worked closely with include Apriso (acquired by Dassault Systemes), AZA Group (formerly BitPesa Ltd.), Lon, Inc. (d/b/a Bread) (acquired by Alliance Data Systems Operations), CargoX Ltd., Concourse Global Enrollment, Inc., Health Platforms Inc. (Doctor.com) (acquired by Press Ganey Associates LLC), EnsoData Inc., Hyliion Inc. (NYSE: HYLN), Maven Clinic Co., MaxBone, Inc., MetaStorm Inc. (acquired by OpenText Corporation), Netki, Inc., Numan, Parkside Securities, Inc., QMerit, Inc., Radar, Sensydia Corporation, Skopenow, Inc., Swiftmile, Inc., Syft (acquired by Recruit Holdings Co Ltd., owner of indeed.co.uk) and Vergent Bioscience, Inc. Ms. Grace received her Bachelor of Arts in economics and biochemistry from Washington University in St. Louis in 1997.
Ahmed Sabbah
was a
co-founder
of Swvl and has served on the Swvl Board since 2018. Between 2017 and January 2021, Mr. Sabbah was the Chief Technology Officer of Swvl. In February 2021, Mr. Sabbah
co-founded
Telda, a financial technology company aimed at improving the payment and peer-to-peer
money transfer experience in the Middle East and North Africa. Mr. Sabbah currently serves as the Managing Director and Chief Executive Officer of Telda. Mr. Sabbah is a graduate of The German University in Cairo.
Lone Fønss Schrøder
has served on the Swvl Board since March 2022. Ms. Fønss Schrøder was one of SPAC’s independent directors and currently serves as the Chief Executive Officer at Concordium AG, the world’s first blockchain with protocol-level identity mechanism, as of February 2019. Ms. Fønss Schrøder is a director nominee of Queen’s Gambit Growth Capital II and currently sits on the boards of directors of IKEA Group, Volvo Car Group, Aker Group (comprised of Akastor ASA and Aker Solutions ASA which merged with Kvaerner ASA in November 2020), the CSL Group Inc. and Geely Sweden Holdings. She previously served as Chairman of Saxo Bank A/S from 2014 to 2018, Audit Committee Chairman of Valmet Oy from 2014 to 2018, a member of the Credit & Audit Committee of Handelsbanken AB from 2009 to 2014, a member of the Audit Committee of Vattenfall AB from 2005 to 2012 and a member of the Audit Committee of Yara ASD from 2006 to 2011. Ms. Fønss Schrøder co-founded
the fintech company Cashworks, Inc. in 2016, and formerly served as President and Chief Executive Officer of Wallenius Lines from 2005 to 2010. Additionally, Ms. Fønss Schrøder spent 22 years at A.P. Moller Maersk, where she held several senior management positions, and founded Maersk Procurement and Star Air where she was responsible for the Car Carriers and Bulk division. She was also a Senior Advisor for Credit Suisse from 2014 to 2018 and a former partner of CMC Biologics A/S (which was acquired by AGC Biologics, Inc. in 2016). Ms. Fønss Schrøder received a Masters of Science in Law from the University of Copenhagen in 1987 and a Masters of Science in Economics from the Copenhagen Business School in 1984.
Bjorn von Sivers
has served on the Swvl Board since June 2019. Mr. von Sivers has been an Investment Manager and Head of Investor Relations at VNV Global AB in Stockholm, Sweden since 2012. During the period 2014-2017 he was also an investment analyst at Vostok Emerging Finance Ltd and Pomegranate Investment AB. Mr. von Sivers received a Master of Science degree in Finance and Investment from The University of Edinburgh Business School in 2012 and a Bachelor of Science degree in Business and Economics from Lund University in 2011.
Gbenga Oyebode
has served on the Swvl Board since March 2022. Mr. Oyebode is the co-founder
and former chairman of Aluko & Oyebode, one of the largest law firms in Nigeria. Mr. Oyebode currently serves on the boards of Nestlé Nigeria Plc, Lafarge Africa Plc, Socfinaf SA, Okomu Oil Palm Company and PZ Cussons Nigeria PLC. In addition, Mr. Oyebode embodies a spirit of philanthropy through his service as the chairman of Teach for Nigeria, director of Teach for All and as a member of the Global Advisory Council of the African Leadership Academy. Mr. Oyebode also sits on the boards of Jazz at the Lincoln Center, the African Philanthropy Forum, Carnegie Hall and the Ford Foundation. Mr. Oyebode has previously served on the boards of Access Bank Plc and MTN Nigeria Plc. Mr. Oyebode holds bachelor of laws degrees from the University of Ife and the Nigerian Law School and a master of laws degree from the University of Pennsylvania. He also holds one of Nigeria’s highest honors, the Member of the Order of the Federal Republic of Nigeria, and is a recipient of the Belgian royal honor of Knight of the Order of Leopold.

B.    Compensation
Swvl Executive and Senior Management Team Compensation
The amount of compensation, including benefits in kind but excluding Swvl Options, which are addressed in separate sections below, accrued or paid to Swvl’s executives and senior management team with respect to the year ended December 31, 2021 is described in the table below:

(Dollars in thousands)	All individuals
Base salary	$1,370.194
Bonuses	$—
Additional benefit payments	$—
Total cash compensation	$1,370.194
Director Compensation
Swvl does not pay any compensation to its directors who are its executives or employees. For non-executive/employee
directors, Swvl reimburses reasonable expenses incurred by such directors in connection with attending meetings.
In connection with the Business Combination, the Swvl Board approved the terms of director compensation for our non-executive/employee
directors, effective upon the consummation of the Business Combination, pursuant to which each non-executive/employee
director is eligible to receive compensation for services on the Swvl Board.
Each non-executive/employee director
will be entitled to receive as an annual retainer a grant of fully-vested Swvl Ordinary Shares with a fair market value of $35,000, payable quarterly in arrears. Any non-executive/employee
director who joins or vacates the Swvl
Board mid-year will
receive a prorated annual retainer during the director’s year of service. In addition, the lead independent director of the Swvl Board, committee chairs and committee members will be entitled to receive grants of fully-vested Swvl Ordinary, payable quarterly in arrears, with the following fair market values:

•	$15,000 for the lead independent director;

•	$35,000 for the chair of our audit committee;

•	$15,000 for the chair of our compensation committee;

•	$8,000 for the chair of our nominating and corporate governance committee;

•	$10,000 for each other member of our audit committee;

•	$7,500 for each other member of our compensation committee; and

•	$4,000 for each other member of our nominating and corporate governance committee.
Additionally the chair of our audit committee will be entitled to an annual cash retainer of $35,000, payable quarterly in arrears. Any non-executive/employee
director who serves or vacates such
position mid-year will
receive a prorated annual retainer during the director’s year of service in such position.
On the first trading day following our annual meeting of shareholders, each non-executive/employee
director who is in service from and after such annual meeting will automatically be granted an annual award of restricted stock units in respect of a number of Swvl Ordinary Shares determined by dividing $170,000 by the grant date closing price of Swvl Ordinary Shares. Such restricted stock units will vest on the earlier of (1) the first anniversary of such grants and (2) the day prior to the date of our next annual meeting of shareholders, in each case, subject to such non-executive/employee
director’s continued service in such capacity through such vesting date.

Aggregate Equity Award Information as of December 31, 2021 for directors and senior management
Swvl’s directors, executives and senior management held 1,752 Swvl Options (both vested and unvested) with a weighted average exercise price of $1,355.81 as of December 31, 2021, and expiration dates that are ten years following their original grant date (subject to earlier expiration as described below). Pursuant to and in accordance with the terms of the Business Combination Agreement, in connection with the Business Combination, each outstanding Swvl Option was assumed and converted into an option to purchase approximately 1,509.963 shares of Swvl Ordinary Shares, at an exercise price equal to the exercise price per share of such Swvl Option prior to the Business Combination divided by approximately 1,509.963.
Swvl 2019 Share Option Plan
The board of directors of Swvl Inc. (the “Swvl Inc. Board”) adopted the 2019 Share Option Plan (the “2019 Plan”), in order to offer persons selected by the Swvl Inc. Board an opportunity to acquire a proprietary interest in the success of Swvl, or to increase such interests by acquiring Swvl Common Shares B. The 2019 Plan provides for the grant of options to purchase Swvl Common Shares B (“Swvl Options”). Eligible employees, consultants, advisors and/or directors of Swvl or its parent or applicable subsidiary were eligible to participate in the 2019 Plan.
Grants of Swvl Options under the 2019 Plan generally vest over a four-year period, with 25% of Swvl Options underlying such grant vesting on the first anniversary of the grant, and the remaining 75% vesting over the next three years, with 25% vesting per year. Vested Swvl Options become exercisable following the occurrence of certain corporate transactions of Swvl, such as the Business Combination. To the extent any holder of vested Swvl Options terminates employment (other than due to fraud or cause) prior to such applicable corporate transaction, such vested Swvl Options remain outstanding until the three-month anniversary of such corporate transaction. Swvl founders and executive officers will be entitled to an additional year of vesting to the extent their employment is terminated without cause or constructively terminated within one-year
after such corporate transaction.
Swvl 2021 Omnibus Incentive Compensation Plan
The Swvl Board adopted, and our shareholders approved, the 2021 Omnibus Incentive Compensation Plan (the “2021 Plan”), in order to give Swvl a competitive advantage in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The 2021 Plan, which superseded the 2019 Plan upon its effectiveness, permits the grant of options to purchase Swvl Securities, stock appreciation rights, restricted shares, restricted stock units, other equity or equity related awards in each case, in respect of Swvl Securities and cash incentive awards, thus enhancing the alignment of employee and shareholder interests. The 2021 Plan replaced the 2019 Plan upon its effectiveness and no further grants will be made under the 2019 Plan.
The initial share limit under the 2021 Plan is 16,116,286. Such share limit will increase annually on the first day of each fiscal year beginning fiscal year 2023 by the number of Swvl Securities equal to the lesser 5% of (i) the total outstanding Swvl Securities on the last day of the prior fiscal year or (ii) such lesser amount determined by the Swvl Board.
Employment Arrangements with Swvl Executive Officers
Certain executive officers of Swvl are party to employment agreements with Swvl or its subsidiaries. Please see the section entitled “Item 7. Major Shareholders and Related Party Transactions.”
C.    Board Practices
Board Composition
The Swvl Board is comprised of nine directors and is divided into three classes with staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Swvl’s directors are divided among the three classes as follows:

•	the Class I directors are Esther Dyson, Ahmed Sabbah and Gbenga Oyebode and their terms will expire at the annual general meeting of shareholders to be held in 2022;

•	the Class II directors are Lone Fønss Schrøder, Bjorn von Sivers and W. Steve Albrecht and their terms will expire at the annual general meeting of shareholders to be held in 2023; and

•	the Class III directors are Mostafa Kandil, Victoria Grace and Dany Farha and their terms will expire at the annual general meeting of shareholders to be held in 2024.
Directors in a particular class are elected for three-year terms at the annual general meeting of shareholders in the year in which their terms expire. As a result, only one class of directors is elected at each annual meeting of Swvl’s shareholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.
The Swvl Public Company Articles provide that only the Swvl Board can fill vacant directorships, including newly-created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third
of the authorized number of directors.
Director Independence
Each member of the Swvl Board, other than Mostafa Kandil and Ahmed Sabbah, qualifies as independent, as defined under the listing rules of Nasdaq.
Board Committees
The Swvl Board has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The Swvl Board may also establish from time to time any other committees that it deems necessary or desirable. The Swvl Board and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The Swvl Board delegates various responsibilities and authority to its committees as generally described below. The committees regularly report on their activities and actions to the full Swvl Board. Each member of each committee of the Swvl Board is qualified as an independent director in accordance with the listing standards of the Nasdaq. Each committee of the Swvl Board has a written charter approved by the Swvl Board. Copies of each charter are posted on Swvl’s website at
www.swvl.com
. The inclusion of Swvl’s website address in this Report does not include or incorporate by reference the information on Swvl’s website into this Report. Members serve on these committees until their resignation or until otherwise determined by the Swvl Board.
Audit Committee
The members of Swvl’s audit committee are Mr. Albrecht, Ms. Lone Fønss Schrøder and Mr. Oyebode, each of whom can read and understand fundamental financial statements. Each of Mr. Albrecht, Ms. Lone Fønss Schrøder and Mr. Oyebode is independent under the rules and regulations of the SEC and the listing rules of the Nasdaq applicable to audit committee members. Mr. Albrecht is the chair of the audit committee. Mr. Albrecht qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq. Swvl’s audit committee assists the Swvl Board with its oversight of the following: the integrity of Swvl’s financial statements; Swvl’s compliance with legal and regulatory requirements; the qualifications, independence and performance of the independent registered public accounting firm; and the design and implementation of Swvl’s internal audit function and risk assessment and risk management. Among other things, Swvl’s audit committee is responsible for reviewing and discussing with Swvl’s management the adequacy and effectiveness of Swvl’s disclosure controls and procedures. The audit committee also discusses with Swvl’s management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of Swvl’s financial statements, and the results of the audit, quarterly reviews of Swvl’s financial statements and, as appropriate, initiates inquiries into certain aspects of Swvl’s financial affairs. Swvl’s audit committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by Swvl’s employees of concerns regarding questionable accounting or auditing matters. In addition, Swvl’s audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of Swvl’s independent registered public accounting firm. Swvl’s audit committee has sole authority to approve the hiring and discharging of Swvl’s independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit
engagements with the independent auditor. Swvl’s audit committee reviews and oversees all related person transactions in accordance with Swvl’s policies and procedures.
Compensation Committee
The members of Swvl’s compensation committee are Mr. Farha and Ms. Grace. Mr. Farha is the chair of the compensation committee. Each member of Swvl’s compensation committee is considered independent under the rules and regulations of the SEC and the listing rules of the Nasdaq applicable to compensation committee members. Swvl’s compensation committee assists the Swvl Board in discharging certain of Swvl’s responsibilities with respect to compensating its executive officers, and the administration and review of its incentive plans for employees and other service providers, including its equity incentive plans, and certain other matters related to Swvl’s compensation programs.
Nominating and Corporate Governance Committee
The members of Swvl’s nominating and corporate governance committee are Mr. von Sivers and Ms. Dyson. Mr. von Sivers is the chair of the nominating and corporate governance committee. Swvl’s nominating and corporate governance committee assists the Swvl Board with its oversight of and identification of individuals qualified to become members of the Swvl Board, consistent with criteria approved by the Swvl Board, and selects, or recommends that the Swvl Board selects, director nominees, develops and recommends to the Swvl Board a set of corporate governance guidelines and oversees the evaluation of the Swvl Board.
Code of Conduct
The Swvl Board has adopted a Code of Conduct. The Code of Conduct applies to all of Swvl’s employees, officers and directors, as well as all of Swvl’s contractors, consultants, suppliers and agents in connection with their work for Swvl . The Code of Conduct is posted on Swvl’s at www.swvl.com. Swvl intends to disclose future amendments to, or waivers of, the post-combination company’s Code of Conduct, as and to the extent required by SEC regulations, at the same location on Swvl’s website identified above or in public filings. Information contained on Swvl’s website is not incorporated by reference into this Report, and you should not consider information contained on Swvl’s website to be part of this Report.
Compensation Committee Interlocks and Insider Participation
None of the members of Swvl’s compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Swvl Board or compensation committee.
D.    Employees
As of December 31, 2021, we had 606 full-time (or full-time equivalent) employees based primarily in Dubai and Egypt, including 142 in operations, 130 in engineering, 31 in accounting and finance and 17 in marketing. None of our employees are represented by a labor union, and we consider our relations with employees to be good. To date, we have not experienced any work stoppages.
E.    Share Ownership
Ownership of Swvl Securities by the directors and executive officers of Swvl is set forth in “Item 7.A. Major Shareholders” of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth information regarding the beneficial ownership of Swvl as of the date of this Report.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options that are currently exercisable or exercisable within 60 days.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Swvl securities beneficially owned by them.

Beneficial Owner	Swvl Ordinary Shares	% of Swvl’s Ordinary Shares
Five Percent Holders of Swvl:

Queen’s Gambit Holdings LLC (1) (13)	14,558,333	11.7%
Memphis Equity Ltd. (2) (7)	17,893,053	15.1%
VNV (Cyprus) Limited (3) (7) (9)	14,462,414	12.2%
DiGame Africa (4) (7) (10)	10,297,942	8.7%
Agility Public Warehousing Company K.S.C.P. (8) (11)	7,922,507	6.6%

Directors and Executive Officers of Swvl: (5)

Mostafa Kandil (7) (12)	7,549,815	6.4%
Youssef Salem	*	*
Dany Farha (2) (6)	17,893,053	15.1%
W. Steve Albrecht	—	—
Esther Dyson (2)	*	*
Victoria Grace (1)	14,558,333	11.7%
Ahmed Sabbah (7)	7,549,815	6.4%
Lone Fønss Schrøder	—	—
Bjorn von Sivers	—	—
Gbenga Oyebode	—	—

All Directors and Executive Officers of Swvl as a Group (Ten Individuals)	47,914,916	38.5%

*	Less than one percent.
(1)
Consisting of 8,625,000 Ordinary Shares and 5,933,333 Sponsor Warrants. Queen’s Gambit Holdings LLC is the record holder of the shares reported herein. Victoria Grace is the managing member of Queen’s Gambit Holdings LLC.

(2)
Investment and voting decisions for securities held by Memphis Equity Ltd. are made by the investment committee of Memphis Equity Ltd., which, Swvl has been informed by Memphis Equity Ltd., consists of Dany Farha and Yousef Hammad.

(3)
Investment and voting decisions for securities held by VNV (Cyprus) Limited are made by a majority of the members of the board of directors of VNV (Cyprus) Limited, which Swvl has been informed by VNV (Cyprus) Limited, is comprised of Boris Sinegubko, Eleni Chrysostomides, Georgia Chrysostomides and Chrystalla Dekatris.

(4)
Investment and voting decisions for securities held by DiGame Africa are made by a majority of the members of the board of directors of DiGame Investment Company, which Swvl has been informed by DiGame Africa, is comprised of Samer Salty, Shane Tedjarati, Esther Dyson, Samir Mikati and Samir Hammami.

(5)	The business address for each director and executive officer of Swvl is The Offices 4, One Central, Dubai World Trade Centre, Dubai, UAE.
(6)	Consists of 17,893,053 Ordinary Shares held by Memphis Equity Ltd. and deemed beneficially owned by Mr. Farha as a result of his membership on the investment committee of Memphis Equity Ltd.

(7)	Party to the Shareholders’ Agreement, which is filed as Exhibit 4.6 to this Report.
(8)
Includes 6,932,507 Ordinary Shares and 990,000 Ordinary Shares issuable upon exercise of warrants that are currently exercisable or exercisable within 60 days, which are held by Agility Public Warehousing Company K.S.C.P. through its wholly-owned subsidiary, Alcazar Fund 1 SPV 4.

(9)	The number of Ordinary Shares beneficially owned by VNV (Cyprus) Limited is based on the information disclosed on the Schedule 13D filed with the SEC on April 8, 2022.
(10)	The number of Ordinary Shares beneficially owned by DiGame Africa is based on the information disclosed on the Schedule 13D filed with the SEC on April 11, 2022.
(11)	The number of Ordinary Shares beneficially owned by Agility Public Warehousing Company K.S.C.P. is based on the information disclosed on the Schedule 13D filed with the SEC on April 11, 2022.
(12)	The number of Ordinary Shares beneficially owned by Mostafa Kandil is based on the information disclosed on the Schedule 13D filed with the SEC on April 8, 2022.
(13)	The number of Ordinary Shares beneficially owned by Queen’s Gambit Holdings LLC is based on the information disclosed on the Schedule 13D filed with the SEC on April 7, 2022.
Significant Changes in Ownership by Major Shareholders
We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination. Prior to the Business Combination, Swvl Inc.’s principal shareholder was Memphis Equity Ltd., which held ordinary shares representing 19% of Swvl Inc.’s outstanding ordinary shares prior to the Business Combination. Prior to the Business Combination, Swvl Holdings Corp (then known as Pivotal Holdings Corp) was a wholly-owned subsidiary of Swvl Inc.
B.    Related Party Transactions
Registration Rights
In connection with the Business Combination, on July 28, 2021, Swvl, SPAC, Queens Gambit Holdings LLC (the “Sponsor”) and certain security holders of Swvl (the “Registration Rights Holders”) entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, within 20 business days after the consummation of the Business Combination, Swvl is required to (a) file with the SEC a registration statement (the “Resale Registration Statement”) registering the resale of certain securities of Swvl held by the Registration Rights Holders and (b) use its reasonable best efforts to cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. Under the Registration Rights Agreement, the Registration Rights Holders may demand up to (i) three underwritten offerings and (ii) within any
12-month
period, two block trades or
“at-the-market”
or similar registered offerings of the securities held by the Registration Rights Holders through a broker or agent. The Registration Rights Holders are also entitled to customary piggyback registration rights.
Sponsor Agreement
In connection with the Business Combination, on July 28, 2021, the Sponsor entered into a letter agreement among Swvl and SPAC (the “Sponsor Agreement”), pursuant to which, among other things, (i) the Sponsor agreed to vote all of their Ordinary Shares in favor of the adoption and approval of the Business Combination, and, subject to certain other exceptions, (ii) not transfer any of their Swvl securities until the earlier of (a) one year after the consummation of the Business Transaction or (b) (x) the first date on which the last sale price of Swvl’s Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any
30-trading
day period commencing at least 150 days after the Closing (y) the date on which Swvl completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Swvl’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property following consummation of the Business Combination and (z) in the case of the Sponsor Warrants (or Ordinary Shares underlying such warrants), until 30 days after the consummation of the Business Transaction.
PIPE Financing
In connection with the PIPE Financing, on July 28, 2021, the Concordium Foundation, a Swiss Foundation (Stiftung) and affiliate of Concordium AG, executed a subscription agreement agreeing to purchase 2,500 Swvl Common Shares A for $10.00 per share for an aggregate purchase price of $25,000. Lone Fønss Schrøder, a member of Swvl Board, currently serves as the Chief Executive Officer of Concordium AG but has no ownership interest in nor control over the Concordium Foundation.
Kandil Employment Agreement
On July 28, 2021, Swvl and Swvl Global FZE entered into an employment agreement with Mostafa Kandil, pursuant to which, in connection with the consummation of the Business Combination, Mr. Kandil commenced service as Swvl’s Chairman and Chief Executive Officer and Swvl Global FZE’s manager.

Mr. Kandil’s employment agreement provides for, among other things, an annual base salary of $650,000 per year, an annual performance based cash bonus in a targeted amount equal to 100% of his annual base salary, an initial grant of options to purchase Swvl Ordinary Shares with an aggregate financial accounting grant date fair value equal to $650,000 and a grant of restricted stock units with an aggregate value of $1,600,000 based on the closing price of Swvl Ordinary Shares on the grant date. Mr. Kandil’s employment agreement further provides that if Mr. Kandil’s employment is terminated by Swvl other than for cause, death or disability or, by Mr. Kandil for good reason (each as defined in Mr. Kandil’s employment agreement), subject to Mr. Kandil’s execution and non-revocation
of a release of claims, Mr. Kandil will be entitled to receive (i) one times (and in the case of such qualifying termination within two years following a change in control, two times) the sum of his annual base salary and his annual bonus earned in respect of the fiscal year ending immediately prior to the effective termination date, (ii) payment of a pro rata portion of his annual bonus in respect of the fiscal year in which such termination or resignation occurs, (iii) payment of any unpaid annual bonus earned for the year prior to the year of termination or resignation and (iv) full acceleration of the equity awards granted to him on connection with the commencement of his employment as summarized in the paragraph immediately above. Mr. Kandil is subject to non-competition
and
non-solicitation
covenants during his employment and for a period of
one-year
following termination of employment and
non-disparagement
and confidentiality covenants during and following termination of his employment.
Salem Employment Agreement
On March 31, 2022, Swvl and Swvl Global FZE entered into an amended and restated employment agreement with Mr. Salem, pursuant to which, in connection with the consummation of the Business Combination, Mr. Salem commenced service as Swvl’s Chief Financial Officer and Swvl Global FZE’s Chief Financial Officer, and which agreement superseded his prior employment agreement between Mr. Salem and Swvl Global FZE, dated May 30, 2021. Mr. Salem’s employment agreement provides for, among other things, an annual base salary of $400,000 per year, an annual performance-based bonus in a targeted amount equal to 75% of his annual base salary payable in cash or Swvl Ordinary Shares (as determined by the Swvl Board or a duly authorized committee thereof), an initial grant of options to purchase Swvl Ordinary Shares with an aggregate financial accounting grant date fair value equal to $217,500 (the “Initial Salem Option Award”) and a grant of restricted stock units with an aggregate value of $507,500 based on the closing price of Swvl Ordinary Shares on the grant date. Mr. Salem’s employment agreement further provides that if Mr. Salem’s employment is terminated by Swvl other than for cause, death or disability or, by Mr. Salem for good reason (each as defined in Mr. Salem’s employment agreement), subject to Mr. Salem’s execution and non-revocation
of a release of claims, Mr. Salem will be entitled to receive (i) one times (and in the case of such qualifying termination within two years following a change in control, two times) the sum of his annual base salary and his annual bonus earned in respect of the fiscal year ending immediately prior to the effective termination date, (ii) cash payment of a pro rata portion of his annual bonus in respect of the fiscal year in which such termination or resignation occurs, (iii) payment of any unpaid annual bonus earned for the year prior to the year of termination or resignation and (iv) full acceleration of the equity awards granted to him on connection with the commencement of his employment as summarized in the paragraph immediately above. Mr. Salem is subject to non-competition
and
non-solicitation
covenants during his employment and for a period of
one-year
following termination of employment and
non-disparagement
and confidentiality covenants during and following termination of his employment.
Grant of Stock Options to Executive Officers and Directors
On July 8, 2019, Swvl granted Mr. Kandil 552 Swvl Options with an exercise price of $0 per share. On September 1, 2021, Swvl granted Mr. Salem 250 Swvl Options with an exercise price of $1 per share. The Swvl Options underlying such grants are subject to the terms of the 2019 Plan as discussed in the section of this Report entitled “Item 6. Directors, Senior Management and Employees—Compensation—Swvl 2019 Share Option Plan.” Pursuant to and in accordance with the terms of the Business Combination Agreement, in connection with the Business Combination, each outstanding Swvl Option was assumed and converted into an option to purchase approximately 1,509.963 shares of Swvl Ordinary Shares, at an exercise price equal to the exercise price per share of such Swvl Option prior to the Business Combination divided by approximately 1,509.963.
On March 31, 2022, Swvl granted Mr. Kandil and Mr. Salem the Initial Kandil Option Award (consisting of an option to purchase 130,495 Swvl Ordinary Shares) and the Initial Salem Option Award (consisting of an option to purchase 43,665 Swvl Ordinary Shares), respectively, in each case, with an exercise price of $10 per share and subject to a four-year vesting term, with 25% of the shares underlying such applicable grant vesting on the first anniversary of the grant date, and the remainder vesting in 12 equal quarterly installments following such anniversary and subject to the terms of Mr. Kandil’s and Mr. Salem’s respective employment agreement discussed above and the terms of the 2021 Plan as discussed in the section of this Report entitled “Item 6. Directors, Senior Management and Employees—Compensation— Swvl 2021 Omnibus Incentive Compensation Plan.”

In connection with Mr. Albrecht’s commencement as the chair of Swvl’s audit committee, on March 31, 2022, Swvl granted Mr. Albrecht an option to purchase 50,000 Swvl Ordinary Shares with an exercise price of $10 per share and subject to a four-year vesting term, with 25% of the shares underlying such grant vesting on the first anniversary of the grant, and the remainder vesting in 12 equal quarterly installments following such anniversary and subject to the terms of the 2021 Plan as discussed in the section of this Report entitled “Item 6. Directors, Senior Management and Employees—Compensation— Swvl 2021 Omnibus Incentive Compensation Plan.”
Partnership with Concordium
On August 11, 2021, Swvl and Concordium AG announced a strategic partnership to use blockchain technologies to develop mass transit solutions. Lone Fønss Schrøder, a member of the Swvl Board, currently serves as the Chief Executive Officer of Concordium AG.
C.    Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information
The financial statements of the Company are set forth in “Item 18. Financial Statements” of this Report.

Legal Proceedings
From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations.
Dividends and Distributions
We have never declared or paid any dividends on our Ordinary Shares and presently do not expect to declare or pay such dividends in the foreseeable future and expect to reinvest all undistributed earnings to expand our operations, which we believe would be of the most benefit to our shareholders. The declaration of dividends, if any, will be subject to the discretion of our board of directors, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others.
B.    Significant Changes
Except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

ITEM 9.	THE OFFER AND LISTING
A.    Offer and Listing Details
Swvl’s Ordinary Shares and Warrants are listed on the Nasdaq under the symbols “SWVL” and “SWVLW,” respectively.

B.    Plan of Distribution
Not applicable.
C.    Markets
Information related to markets is set forth in “Item 9.A. Offer and Listing Details” of this Report.
D.    Selling Shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.    Share Capital
Not applicable.
B.    Memorandum and Articles of Association
The following represents a summary of certain key provisions of Swvl’s amended and restated memorandum and articles of association (the “Swvl Public Company Articles”). The summary does not purport to be a summary of all of the provisions of the Swvl Public Company Articles. Please refer to the Swvl Public Company Articles, filed as Exhibit 1.1 to this Report, for more information.
Swvl is a British Virgin Islands company limited by shares and its affairs are governed by the Swvl Public Company Articles and the British Virgin Islands Companies Act (the “BVI Companies Act”) (each as amended or modified from time to time). Under the Swvl Public Company Articles, and subject to the BVI Companies Act, Swvl has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges.
Authorized Shares
The Swvl Public Company Articles authorize the issuance of up to 555,000,000 shares, consisting of (a) 500,000,000 Ordinary Shares and (b) 55,000,000 preferred shares. All outstanding Ordinary Shares are fully paid and non-assessable.
To the extent they are issued, certificates representing Ordinary Shares are issued in registered form.
All options, regardless of grant dates, will entitle holders to an equivalent number of Ordinary Shares once the vesting and exercising conditions are met.

Key Provisions of the Swvl Public Company Articles and British Virgin Islands Law Affecting Swvl’s Ordinary Shares or Corporate Governance
Voting Rights
The holders of Ordinary Shares securities are entitled to one vote per share on all matters to be voted on by shareholders. The Swvl Public Company Articles do not provide for cumulative voting with respect to the election of directors.
Transfer
All Ordinary Shares are issued in registered form and may be freely transferred under the Swvl Public Company Articles, unless any such transfer is restricted or prohibited by another instrument, NASDAQ rules or applicable securities laws.
Under the BVI Companies Act, shares that are listed on a recognized exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the Swvl Public Company Articles.
Among other things, certain of the shareholders of Swvl, pursuant to the lock-up
agreements entered into in connection with the Business Combination (the
“Lock-Up
Agreements”) and the Sponsor Agreement, may not transfer their Ordinary Shares during the 6 or 12 month period (as applicable) following consummation of the Business Combination. Additionally, any Swvl securities received in the Business Combination by persons who are or become affiliates of Swvl for purposes of Rule 144 under the Securities Act may be resold only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of Swvl generally include individuals or entities that control, are controlled by or are under common control with, Swvl and may include the directors and executive officers of Swvl, as well as its significant shareholders.
Redemption Rights
The BVI Companies Act and the Swvl Public Company Articles permit Swvl to purchase its own shares with the prior written consent of the relevant members, on such terms and in such manner as may be determined by its board of directors and by a resolution of directors and in accordance with the BVI Companies Act.
Dividends and Distributions
Pursuant to the Swvl Public Company Articles and the BVI Companies Act, the Swvl Board may from time to time declare dividends and other distributions, and authorize payment thereof, if, in accordance with the BVI Companies Act, the Swvl Board is satisfied that immediately after the payment of any such dividend or distribution, (a) the value of Swvl’s assets exceeds its liabilities and (b) Swvl is able to pay its debts as they fall due. Each of holder of Ordinary Shares has equal rights with regard to dividends and to distributions of the surplus assets of Swvl, if any.
Other Rights
Under the Swvl Public Company Articles, the holders of Swvl securities are not entitled to any preemptive rights or anti-dilution rights. Swvl securities are not subject to any sinking fund provisions.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
The Swvl Board may from time to time make calls upon members for any amounts unpaid on their Ordinary Shares in a notice served to such members at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Issuance of Additional Shares
The Swvl Public Company Articles authorize the Swvl Board to issue additional Ordinary Shares from time to time as the board of directors shall determine, subject to the BVI Companies Act and the provisions, if any, in the Swvl Public Company Articles (and to any direction that may be given by Swvl in general meeting) and, where applicable, the rules and regulations of any applicable exchange, the SEC and/or any other competent regulatory authority and without prejudice to any rights attached to any existing shares.
However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under the Swvl Public Company Articles for a proper purpose and for what they believe in good faith to be in the best interests of Swvl .
Meetings of Shareholders
Under the Swvl Public Company Articles, Swvl may, but is not obligated to, hold an annual general meeting each year. The Swvl Board or the chair, if in office, may call an annual general meeting or an extraordinary general meeting upon not less than seven (7) days’ notice unless such notice is waived in accordance with the Swvl Public Company Articles. A meeting notice must specify the place, day and hour of the meeting and the general nature of the business to be conducted at such meeting. At any general meeting of Swvl shareholders, a majority of the voting power of the Swvl shares entitled to vote at such meeting shall constitute a quorum. Subject to the requirements of the BVI Companies Act, only those matters set forth in the notice of the general meeting or (solely in the case of a meeting convened upon a Swvl Members’ Requisition (as defined below)) properly requested in connection with a Members’ Requisition may be considered or acted upon at a meeting of Swvl shareholders.
Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Under the Swvl Public Company Articles, shareholders have the right to call extraordinary general meetings of shareholders (a “Swvl Members’ Requisition”). To properly call an extraordinary general meeting pursuant to a Swvl Members Requisition, (a) the request of shareholders representing not less than 30% of the voting power represented by all issued and outstanding shares of Swvl in respect of the matter for which such meeting is requested must be deposited at the registered office of Swvl and (b) the requisitioning shareholders must comply with certain information requirements specified in the Swvl Public Company Articles.
In connection with any meeting of shareholders, the right of a shareholder to bring other business or to nominate a candidate for election to the Swvl Board must be exercised in compliance with the requirements of the Swvl Public Company Articles. Among other things, notice of such other business or nomination must be received at the registered office of Swvl not later than the close of business on the date that is 120 days before, and not earlier than the close of business on the date that is 150 days before, the one-year
anniversary of the preceding year’s annual general meeting, subject to certain exceptions.
Liquidation
On a liquidation or winding up of Swvl, assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of Ordinary Shares on a pro rata basis.
Inspection of Books and Records
A member of Swvl is entitled, on giving written notice to Swvl, to inspect (a) the memorandum and articles of association of Swvl; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the Swvl Public Company Articles, the directors may, if they are satisfied that it would be contrary to the interests of Swvl to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.
A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.
Preference Shares
The Swvl Public Company Articles provide that preference shares may be issued from time to time in one or more series. The board of directors of Swvl are authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series by an amendment to the Swvl Public Company Articles to be approved by the board of directors of Swvl. The board of directors of Swvl is able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of Ordinary Shares and could have anti-takeover effects. The ability of the board of directors of Swvl to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. Swvl has no preference shares issued and outstanding at the date of this Report. Any amendment to the Swvl Public Company Articles by the board of directors of Swvl in order to assign rights to any preference shares and the issuance of such preference shares would be subject to applicable directors’ duties.
Anti-Takeover Provisions
Some provisions of the Swvl Public Company Articles may discourage, delay or prevent a change of control of Swvl or management that members may consider favorable, including, among other things:

•	a classified board of directors with staggered, three-year terms;

•	the ability of the Swvl Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, potentially without shareholder approval;

•
the right of Mostafa Kandil to serve as Chair of the Swvl Board so long as he remains Chief Executive Officer of Swvl and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of Swvl;

•
until the completion of Swvl’s third annual meeting of shareholders following the consummation of the Business Combination, commitments by major shareholders to vote in favor of the appointment of Swvl designees to the Swvl Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Swvl Board, subject to specified conditions);

•	the limitation of liability of, and the indemnification of and advancement of expenses to, members of the Swvl Board;

•
advance notice procedures with which shareholders must comply to nominate candidates to the Swvl Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in the Swvl Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of Swvl;

•	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;

•	that shareholders may not act by written consent in lieu of a meeting or call extraordinary meetings;

•	the right of the Swvl Board to fill vacancies created by the expansion of the Swvl Board or the resignation, death or removal of a director; and

•
that the Swvl Public Company Articles may be amended only by the Swvl Board of Directors or by the affirmative vote of holders of a majority of not less than 75% of the voting power of all of the then-outstanding shares of Swvl.

However, under British Virgin Islands law, the directors of Swvl may only exercise the rights and powers granted to them under our the Swvl Public Company Articles for a proper purpose and for what they believe in good faith to be in the best interests of Swvl.
C.    Material Contracts
B. Riley Purchase Agreement and Registration Rights Agreement
On March 22, 2022, we entered into an equity line financing pursuant to a common stock purchase agreement with B. Riley pursuant to which B. Riley committed to purchase up to $471.7 million of Ordinary Shares, subject to certain limitations and conditions set forth in the purchase agreement. The Ordinary Shares that may be issued under the purchase agreement may be sold by us to B. Riley at our discretion from time to time over an approximately
24-month
period commencing on the date that a related resale registration statement is declared effective by the SEC. We may ultimately decide to sell all, some, or none of the Ordinary Shares that may be available for us to sell to B. Riley pursuant to the purchase agreement. The purchase price for the shares that we may sell to B. Riley will fluctuate based on the price of our Ordinary Shares. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Ordinary Shares to fall.
If and when we do sell shares to B. Riley, after B. Riley has acquired the shares, B. Riley may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, our sales to B. Riley could result in substantial dilution to the interests of other holders of our Ordinary Shares. Additionally, the sale of a substantial number of shares of our Ordinary Shares to B. Riley, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a price that we might otherwise wish to effect sales. As consideration for B. Riley’s commitment under the purchase agreement to purchase our Ordinary Shares, we issued 386,971 Ordinary Shares to B. Riley and such Ordinary Shares are fully earned and non-refundable,
even in the event we do not sell any Ordinary Shares to B. Riley under the purchase agreement.
For more information on the purchase agreement with B. Riley, please see the sections of this Report entitled “Item 3. Risk Factors” and “Item 5. Operating and Financial Review and Prospects”.
Definitive Agreement to Acquire door2door
On March 24, 2022, we announced a definitive agreement to acquire door2door, a European high-growth mobility platform that partners with municipalities, public transit operators, corporations, and automotive companies, providing software for on-demand
mobility, multimodal routing and mobility analytics. The closing of the door2door transaction is subject to customary closing conditions and is expected to be completed in Q2 2022. The transaction with door2door will create a leading global mass transit player, with synergies on offerings, geography, partnerships and product domain.
We have otherwise not entered into any material contracts in the two years immediately preceding the date of this Report other than in the ordinary course of business, and other than those described in this Report in the sections entitled “Item 4. Information on the Company,” “Item 7.B Related Party Transactions” or elsewhere in this Report.

D.    Exchange Controls
No laws of the British Virgin Islands, decrees, regulations or other legislation limit the import or export of capital or the payment of dividends to shareholders who do not reside in the British Virgin Islands.
E.    Taxation
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a discussion of the material U.S. federal income tax considerations for U.S. Holders (as defined below) of the ownership and disposition of Ordinary Shares and Warrants. For purposes of this discussion, a “Holder” is a beneficial owner Ordinary Shares or Warrants. This discussion applies only to Ordinary Shares and Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the provisions of the Code, U.S. Treasury regulations (“Treasury Regulations”), administrative rules, and judicial decisions, all as in effect on the date of this Report, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could significantly alter the tax considerations described herein. The Company has not sought any rulings from the IRS with respect to the statements made and the positions or conclusions described in this summary. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that your tax advisor, the IRS, or a court will agree with such statements, positions, and conclusions.
This summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any U.S. state or local or
non-U.S.
tax laws, or any tax treaties. Furthermore, this discussion does not address all U.S. federal income tax considerations that may be relevant to particular holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules under the U.S. federal income tax laws, such as:

•	banks, insurance companies, or other financial institutions;

•	tax-exempt or governmental organizations;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell Ordinary Shares or Warrants under the constructive sale provisions of the Code;

•	persons that acquired Ordinary Shares or Warrants through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•
persons that hold Ordinary Shares or Warrants as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	certain former citizens or long-term residents of the United States;

•	except as specifically provided below, persons that actually or constructively own 5% or more (by vote or value) of any class of shares of the Company;

•	holders of Sponsor Warrants;

•	the Company’s officers or directors; and

•	holders who are not U.S. Holders.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares or Warrants, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding Ordinary Shares or Warrants are urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.
ALL HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR ANY U.S. STATE OR LOCAL OR
NON-U.S.
TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.
U.S. Holder Defined
For purposes of this discussion, a “U.S. Holder” is a Holder that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

Passive Foreign Investment Company Rules
Adverse U.S. federal income tax rules apply to United States persons that hold shares in a foreign (i.e.,
non-U.S.)
corporation classified as a PFIC for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either (a) at least 75% of its gross income for such taxable year consists of passive income (e.g., dividends, interest, rents (other than rents derived from the active conduct of a trade or business), and gains from the disposition of passive assets); or (b) the average percentage (ordinarily averaged quarterly over the year) by value of its assets during such taxable year that produce or are held for the production of passive income is at least 50%.

Because PFIC status is based on income, assets and activities for the entire taxable year and because revenue production of the Company is uncertain, it is not possible to determine PFIC status for any taxable year until after the close of the taxable year. There can be no assurance that the Company will not meet the PFIC income or asset test for the current taxable year or any future taxable year. If the Company is a PFIC for any taxable year in which a U.S. Holder held Ordinary Shares or Warrants, the Company will be treated as a PFIC for subsequent years even if the Company would not be classified as a PFIC in those years.
If the Company were treated as a PFIC for any taxable year during which a U.S. Holder held Ordinary Shares or Warrants, a U.S. Holder would be subject to significant adverse tax consequences, including interest charges and additional taxes, on certain excess distributions, sales, exchanges, or other dispositions of Ordinary Shares and certain transactions involving subsidiaries of the Company that are themselves PFICs. A U.S. Holder may mitigate certain, but not all, of these adverse consequences by timely making certain elections with respect to its Ordinary Shares. In this regard, there can be no assurances that the Company will provide U.S. Holders the information required to make certain of these elections. In addition, certain information reporting requirements apply with respect to the ownership of Ordinary Shares. It is unclear how various aspects of the PFIC rules apply to the Warrants, and U.S. Holders are strongly urged to consult with their own tax advisors regarding the application of such rules to their Warrants in their particular circumstances.
Special Considerations For U.S. Holders that Acquired Our Interests As A Result of the Business Combination
. As a result of the Business Combination, the application of the PFIC tests for the taxable year ending December 31, 2022 (the “2022 Tax Year”) will reflect the assets and income of the SPAC for the period prior to Closing, and the income and assets of the Company following Closing. Accordingly, the application of the PFIC test in the 2022 Tax Year could differ from the application of the PFIC tests in other years. In addition, U.S. Holders who received their Warrants or Ordinary Shares in exchange for the warrants issued by SPAC at the time of SPAC’s initial public offering or ordinary shares issued by SPAC (“SPAC Shares”) pursuant to the Business Combination (“Former SPAC Holders”) should consult the Form
F-4
section entitled “Material Tax Considerations” and their own tax advisors about special PFIC rules that apply to them as a result of their historic ownership of these respective interests.
The remainder of this discussion assumes Company has not and will not be classified as PFIC.
THE PFIC RULES ARE VERY COMPLEX, ARE AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, AND THEIR APPLICATION IS UNCERTAIN. U.S. HOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE APPLICATION OF THE PFIC RULES TO THEM IN THEIR PARTICULAR CIRCUMSTANCES AND ANY RESULTING TAX CONSEQUENCES.
Tax Characterization of Distributions with Respect to Ordinary Shares
If the Company pays distributions of cash or other property to U.S. Holders of shares of Ordinary Shares, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be treated as described in the section entitled “Distributions Treated as Dividends” below. The Company does not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, U.S. Holders should expect that any distribution by the Company will generally be treated as a dividend.
Possible Constructive Distributions with Respect to Warrants
The terms of the Warrants provide for an adjustment to the number of Ordinary Shares for which Warrants may be exercised or to the exercise price of the Warrants in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the warrantholders’ proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease in the exercise price of the Warrants) as a result of a distribution of cash or other property to the U.S. Holders of shares of Ordinary Shares. Any such constructive distribution would be treated in the same manner as if U.S. Holders of Warrants received a cash distribution from the Company generally equal to the fair market value of the increased interest and would be taxed in a manner similar to distributions to U.S. Holders of Ordinary Shares described herein. Please see the section entitled “Tax Characterization of Distributions with Respect to Ordinary Shares” above. For certain information reporting purposes, the Company is required to determine the date and amount of any such constructive distributions. Proposed Treasury Regulations, which the Company may rely on prior to the issuance of final Treasury Regulations, specify how the date and amount of any such constructive distributions are determined.
Distributions Treated as Dividends
Dividends paid by the Company will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends the Company pays to a non-corporate
U.S. Holder generally will constitute “qualified dividends” that will be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate only if (i) Ordinary Shares are readily tradable on an established securities market in the United States, and (ii) a certain holding period and other requirements are met. The application of these rules to any Ordinary Shares that are not registered for resale is uncertain and U.S. Holders of such unregistered Ordinary Shares should consult their own tax advisors regarding the availability of “qualified dividend” treatment. If such requirements are not satisfied, a non-corporate
U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. Former SPAC shareholders should consult their own tax advisers about special rules regarding the extent to which their holding period for Ordinary Shares includes their holding period of SPAC Shares.
Gain or Loss on Sale or Other Taxable Exchange or Disposition of Ordinary Shares and Warrants
Upon a sale or other taxable disposition of Ordinary Shares or Warrants (which, in general, would include a redemption of Ordinary Shares or Warrants that is treated as a sale of such securities), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in the Ordinary Shares or Warrants.
Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares or Warrants, as applicable, so disposed of exceeds one year. Former SPAC Holders should consult the Form
F-4
section entitled “Material Tax Consideration” and their own tax advisers about special rules regarding the extent to which their holding period for Ordinary Shares includes their holding period of SPAC Shares. Long-term capital gains recognized by non-corporate
U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Cash Exercise of a Warrant
A U.S. Holder generally will not recognize gain or loss on the acquisition of Ordinary Shares upon the exercise of a Warrant for cash. The U.S. Holder’s tax basis in its Ordinary Shares received upon exercise of a Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant and the exercise price of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares received upon exercise of the Warrant will commence on the date of exercise of the Warrant or the immediately following date. In either case, the holding period will not include the period during which the U.S. Holder held the Warrant.
Cashless Exercise of a Warrant
The tax characterization of a cashless exercise of a Warrant is not clear under current U.S. federal tax law. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax characterizations and resultant tax consequences would be adopted by the IRS or upheld by a court of law. Accordingly, U.S. Holders should consult with their own tax advisors regarding the tax consequences of a cashless exercise.
A cashless exercise could potentially be characterized as any of the following for U.S. federal income tax purposes: (i) not a realization event and thus tax-deferred,
(ii) a realization event that qualifies as a
tax-deferred
“recapitalization,” or (iii) a taxable realization event. The tax consequences of all three characterizations are generally described below. U.S. Holders should consult with their own tax advisors regarding the tax consequences of a cashless exercise.
If a cashless exercise were characterized as either not a realization event or as a realization event that qualifies as a recapitalization, a U.S. Holder would not recognize any gain or loss on the exchange of Warrants for Ordinary Shares. A U.S. Holder’s basis in the shares of Ordinary Shares received would generally equal the U.S. Holder’s aggregate basis in the exchanged Warrants.
If the cashless exercise were not a realization event, it is unclear whether a U.S. Holder’s holding period in the Ordinary Shares would be treated as commencing on the date of exchange of the Warrants or on the immediately following date, but the holding period would not include the period during which the U.S. Holder held the Warrants. On the other hand, if the cashless exercise were characterized as a realization event that qualifies as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the warrants exercised therefor.
If the cashless exercise were treated as a realization event that does not qualify as a recapitalization, the cashless exercise could be treated in whole or in part as a taxable exchange in which gain or loss would be recognized by the U.S. Holder. Under this characterization, a portion of the Warrants to be exercised on a cashless basis would be deemed to have been surrendered in payment of the exercise price of the remaining portion of such warrants, which would be deemed to be exercised. In such a case, a U.S. Holder would effectively be deemed to have sold a number of Warrants having an aggregate value equal to the exercise price of the remaining Warrants deemed exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between the value of the portion of the warrants deemed sold and its adjusted tax basis in such warrants (generally in the manner described in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of Ordinary Shares and Warrants” above), and the U.S. Holder’s tax basis in its Ordinary Shares received would generally equal the sum of the U.S. Holder’s tax basis in the remaining Warrants deemed exercised and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares would commence on the date of exercise of the Warrants or on the date following the date of exercise of the Warrants, but the holding period would not include the period during which the U.S. Holder held the Warrants.
Redemption or Repurchase of Warrants for Cash
If the Company redeems the Warrants for cash as permitted under the terms of the Warrant Agreement or if the Company repurchases Warrants in an open market transaction, such redemption or repurchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of Ordinary Shares and Warrants” above.
Expiration of a Warrant
If a Warrant is allowed to expire unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Warrant. The deductibility of capital losses is subject to certain limitations.
Information Reporting and Backup Withholding
Dividends paid to U.S. Holders with respect to Ordinary Shares and proceeds from the sale, exchange, or redemption of Ordinary Shares or Warrants may be subject, under certain circumstances, to information reporting and backup withholding. Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or entity that is otherwise exempt from backup withholding (which, when required, certifies as to its exempt status) or (ii) furnishes a correct taxpayer identification number and makes any other required certification on IRS Form
W-9
(Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.
Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including stock, securities, or cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. An interest in the Company constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult with their own tax advisors regarding the foreign financial asset and other reporting obligations and their application to their ownership of Ordinary Shares and Warrants.
THE FOREGOING DISCUSSION IS NOT A COMPREHENSIVE DISCUSSION OF ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF ORDINARY SHARES AND WARRANTS. SUCH HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF OWNING ORDINARY SHARES AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT (AND ANY POTENTIAL FUTURE CHANGES THERETO) OF ANY U.S. FEDERAL, STATE OR LOCAL OR
NON-U.S.
TAX LAWS AND ANY INCOME TAX TREATIES.
F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.
H.    Documents on Display
We are subject to certain of the informational filing requirements of the Exchange Act. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form
6-K,
we are not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not be required to file quarterly reports on Form
10-Q
or current reports on Form
8-K
under the Exchange Act.
The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.    Subsidiary Information
For a listing of our subsidiaries, see the section of this Report entitled “Item 4.C. Information on the Company—Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, currency risk, interest rate risk and other price risk. See Note 3 to our consolidated financial statements included elsewhere in this Report for further details.
Credit Risk
Credit risk is the risk that our contractual counterparties are unable to perform their obligations. We are exposed to credit risk as a result of our operating and investing activities. With respect to our operating activities, our exposure to credit risk arises from our trade and other receivables. However, we are not exposed to increased credit risk as a result of a single counterparty and we mitigate concentration of credit risk with respect to our receivables by performing ongoing credit evaluations of customers. With respect to our financial instruments, our cash and cash equivalents are all held with reputable bank and financial institution counterparties.
Interest Rate Risk
Interest rate risk is the risk that our earnings will be affected as a result of fluctuations in the value of financial instruments due to changes in market interest rates. We do not have any material borrowings which are exposed to interest rate risk. We have certain financial assets that generate interest income. However, we are not exposed to material interest rate risk on these financial assets.
Foreign Currency Risk
Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. We are not exposed in our transactions denominated in Emirati dirham as it is pegged against the US dollar. However, for the transactions denominated in other currencies (i.e., Pakistani rupees, Egyptian pounds or Kenyan shillings), we are exposed to currency risks as these currencies are not pegged against the US dollar. For detailed discussion and sensitivity analysis on currency risk, see Note 3 of our audited consolidated financial statements included elsewhere in this Report.
Other Price Risk
Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from currency risk or interest rate risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.
We are not exposed to price risk as at December 31, 2021, as we have no financial instruments which are sensitive to market prices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable.
B.    Warrants
There are 17,433,333 warrants outstanding as of the consummation of the Business Combination, consisting of 11,500,000 Warrants and 5,933,333 Sponsor Warrants.

Each Warrant represents the right to purchase one Ordinary Share at a price of $11.50 per share in cash. The Warrants are exercisable thirty (30) days after the consummation of the Business Combination and expire upon the earlier of (a) the date that is five (5) years after the consummation of the Business Combination and (b) a liquidation of the Company.
The exercise price of the Warrants, and the number of Ordinary Shares issuable upon exercise thereof, is subject to adjustment under certain circumstances, including if Swvl (a) pays any dividend in Ordinary Shares, (b) subdivides the outstanding Ordinary Shares or (c) pays an extraordinary dividend in cash.
Once the Warrants are exercisable, Swvl has the right to redeem not less than all of the Warrants at any time prior to their expiration, at a redemption price of $0.01 per warrant, if (i) the last reported sales price of Ordinary Shares is at least $18.00 per share on each of twenty (20) trading days within the thirty
(30) trading-day
period ending on the third (3rd) trading day prior to the date on which notice of the redemption is given and (ii) an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, is available throughout the
30-day
redemption period or the Company has elected to require the exercise of the Warrants on a “cashless basis.”
In addition, once the Warrants are exercisable, Swvl has the right to redeem not less than all of the Warrants at any time while exercisable and prior to their expiration, at a redemption price of $0.10 per warrant, if the last reported sales price of Ordinary Shares is at least $10.00 per share on each of twenty (20) trading days within the thirty
(30) trading-day
period ending on the third (3rd) trading day prior to the date on which notice of the redemption is given; provided that during the
30-day
period following notice of the redemption, holders of the Warrants are entitled to exercise such warrants on a “cashless basis” and to receive a number of Ordinary Shares determined by reference to an agreed table based on the redemption date and the “fair market value” (as defined in the Warrant Agreement) of Ordinary Shares.
No fractional shares will be issued upon exercise of the Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in Ordinary Shares, Swvl will round down to the nearest whole number of shares to be issued to the warrant holder.
In accordance with the Warrant Agreement, the Sponsor Warrants have terms identical to the Warrants, except that, so long as the Sponsor Warrants are held by Queens Gambit Holdings, LLC or a permitted transferee, the Sponsor Warrants (a) may not be redeemed by Swvl and (b) may be exercised on a cashless basis for a number of Ordinary Shares equal to the quotient of (i) the product of (A) the number of Ordinary Shares underlying such warrant multiplied by (B) the excess of the “fair market value” (as defined below) over the exercise price of such warrant divided by (ii) the “fair market value.” For purposes of this paragraph, “fair market value” is equal to the average last reported sale price of the Ordinary Shares as reported for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the warrant is sent to the warrant agent. In addition, such Sponsor Warrants may not be transferred, sold or assigned by the holder thereof until the date that is thirty (30) days after the consummation of the Business Combination.
C.    Other Securities
Not applicable.
D.    American Depositary Shares
Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES.
Disclosure Controls and Procedures
As required by Rules
13a-15
and
15d-15
under the Exchange Act, our management, including our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weaknesses described below, as of December 31, 2021, our disclosure controls and procedures were not effective. We are in the process of undertaking certain remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”
Management’s Annual Report on Internal Control Over Financial Reporting
This Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
Attestation Report of the Registered Public Accounting Firm
This Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control Over Financial Reporting
In connection with the preparation of its financial statements as of and for the year ended December 31, 2021, Swvl and its independent registered public accounting firm identified material weaknesses in Swvl’s internal control over financial reporting related to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Swvl’s consolidated financial statements.
While Swvl performed a preliminary evaluation of its internal control over financial reporting, Swvl was not required to perform an evaluation of internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because Swvl was a private company during the applicable evaluation period ending December 31, 2021. Had such an evaluation been performed, additional control deficiencies may have been identified by Swvl, and those control deficiencies may have also represented one or more material weaknesses.
The Public Company Accounting Oversight Board has defined a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Swvl’s financial statements will not be prevented or detected on a timely basis.
Swvl has developed and is in the process of implementing a remediation plan to address these control deficiencies, which will address the underlying causes of Swvl’s material weaknesses. As part of Swvl’s remediation plan, Swvl has hired additional qualified personnel within its finance and accounting functions who are experienced in IFRS and SEC reporting, in addition to starting to conduct training for Swvl personnel with respect to IFRS and SEC financial reporting. Swvl is establishing more robust processes to support its internal control over financial reporting, including sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. Furthermore, with respect to the effectiveness of Swvl’s IT general controls, Swvl is establishing formal processes and controls for information systems that are key to the preparation of its consolidated financial statements, including access and change controls. If these measures are ineffective, Swvl may be unable to remediate these issues in the anticipated timeframe, which may have an adverse effect on Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl.
For more information on our internal control over financial reporting, please see the sections of this Report entitled “Item 3D. Risk Factors—Swvl has identified material weaknesses in its internal control over financial reporting. If for any reason Swvl is unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, Swvl’s ability to produce accurate and timely consolidated financial statements may be impaired, which may harm Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl.”

ITEM 16.	[RESERVED]
A.    Audit Committee Financial Expert
Information related to members of Swvl’s audit committee is set forth under the subsection of this Report entitled “Item 6C. Board Practices—Audit Committee.”
B.    Code of Ethics
Information related to members of Swvl’s code of ethics is set forth under the subsection of this Report entitled “Item 6C. Board Practices—Code of Conduct.”
C.    Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton.

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Audit Fees	$1,038,512	$874,650
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$1,038,512	$874,650

*	“Audit Fees” represents the aggregate fees billed for professional services rendered by our auditor for the audit of our consolidated financial statements and review of documents filed with the SEC.
D.    Exemptions from the Listing Standards for Audit Committees
Not applicable.
E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Neither we nor any “affiliated purchaser,” as defined in Rule
10b-18(a)(3)
of the Exchange Act, purchased any of our equity securities during the period covered by this Report.
F.    Change in Registrant’s Certifying Accountant
Not applicable.
G.    Corporate Governance.
Foreign Private Issuer Status
Swvl is considered a “foreign private issuer” under the securities laws of the U.S. and the rules of Nasdaq. Under the applicable securities laws of the U.S., “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Accordingly, Swvl’s shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

As permitted by Nasdaq Rule 5615(a)(3)(A), Swvl follows home country practice in lieu of Nasdaq corporate governance requirements with respect to Nasdaq Rule 5635(d). Nasdaq Rule 5635(d) generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s shares or voting power for less than a price that is the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement or (ii) the average Nasdaq Official Closing Price (as reflected on Nasdaq.com) of the shares for the five trading days immediately preceding the signing of the binding agreement. The British Virgin Islands do not require shareholder approval prior to such issuances. Swvl, therefore, is not be required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, Swvl follows home country practice and is exempt from the requirements to obtain shareholder approval for the issuance of 20% or more of its outstanding ordinary shares under Nasdaq Listing Rule 5635(d).
Swvl intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.
Because Swvl is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
H.    Mine Safety Disclosure.
Not applicable.
I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18 of this Report.

ITEM 18.	FINANCIAL STATEMENTS
The Company’s financial statements are filed as part of this Report beginning on page
F-1.

ITEM 19.	EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description

1.1	Second Amended and Restated Memorandum and Articles of Association of Swvl Holdings Corp (incorporated by reference to Exhibit 1.1 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

2.1	Specimen Swvl Holdings Corp Common Share A Certificate (incorporated by reference to Exhibit 4.4 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

2.2	Specimen Swvl Holdings Corp Warrant Certificate (incorporated by reference to Exhibit 4.5 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

Exhibit No.	Description

2.3	Warrant Agreement, dated January 19, 2021, between SPAC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.4 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

2.4	Assignment, Assumption and Amendment Agreement by and among Swvl Holdings Corp, SPAC and Continental Stock Transfer & Trust Company Specimen Swvl Holdings Corp Units Certificate, dated March 30, 2022 (incorporated by reference to Exhibit 2.5 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

2.5*	Description of Securities.

4.1	Business Combination Agreement (incorporated by reference to Annex A-1 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.2	First Amendment to the Business Combination Agreement (incorporated by reference to Annex A-2 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.3	Second Amendment to the Business Combination Agreement (incorporated by reference to Annex A-3 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.4	Form of Swvl Transaction Support Agreement (incorporated by reference to Exhibit 4.4 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

4.5	Form of SPAC Shareholder Support Agreements (incorporated by reference to Exhibit 10.2 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.6	Swvl Holdings Corp Shareholders Agreement, dated as of July 28, 2021, by and among Swvl Holdings Corp, the Sponsor and certain shareholders of Swvl (incorporated by reference to Exhibit 4.6 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

4.7	Registration Rights Agreement, dated July 28, 2021 by and among Swvl Holdings Corp, SPAC, the Sponsor, Swvl Inc. and certain shareholders of Swvl Holdings Corp (incorporated by reference to Exhibit 4.7 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

4.8	Form of Lock-Up Agreement (incorporated by reference to Exhibit 4.8 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

4.9	Sponsor Agreement, dated July 28, 2021, by and among Swvl Inc., SPAC and the Sponsor (incorporated by reference to Exhibit 4.9 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

4.10	Form of Swvl Exchangeable Note (incorporated by reference to Exhibit 10.7 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.11	Agreement for the Sale and Purchase of Shares of Shotl Transportation, S.L., dated as of August 18, 2021, by and among Swvl Global FZE, Swvl, Marfina, S.L., Camina Lab, S.L., Mr. Osvald Martret Martinez and Mr. Gerard Martret Martinez (incorporated by reference to Exhibit 10.8 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.12†	Form of Holdings Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.9 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.13†	Employment Agreement, dated July 28, 2021, by and among Mostafa Kandil, Holdings and Swvl Global FZE (incorporated by reference to Exhibit 10.10 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.14†	Amended and Restated Employment Agreement, dated March 31, 2022, by and between Swvl, Swvl Global FZE and Youssef Salem (incorporated by reference to Exhibit 4.19 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

4.15†	Swvl 2019 Share Option Plan (incorporated by reference to Exhibit 10.12 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

Exhibit No.	Description

4.16†	Amendment to the Swvl 2019 Share Option Plan, dated July 28, 2021 (incorporated by reference to Exhibit 10.13 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.17†	Form of Award Agreement to the Swvl 2019 Share Option Plan (incorporated by reference to Exhibit 10.14 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.18†	Form of Notice of Stock Option Award under the Holdings Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 4.20 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

4.19†	Form of Restricted Stock Unit Award under the Holdings Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 4.21 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

4.20†	Interim Management Agreement, dated November 10, 2021, by and among Swvl Jordan, Swvl Inc. and the individual holder of the shares of Swvl Jordan (incorporated by reference to Exhibit 10.17 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.21*†	Non-Employee Director and Advisor Board Member Compensation Policy.

4.22	Ordinary Shares Purchase Agreement, dated March 22, 2022, by and among Pivotal Holdings Corp, B. Riley and Swvl Inc. (incorporated by reference to Exhibit 4.12 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

4.23	Amendment No. 1 to Ordinary Shares Purchase Agreement, dated as of April 6, 2022, by and among B. Riley, Swvl Inc. and Swvl Holdings Corp (incorporated by reference to Exhibit 99.1 to the Form 6-K filed on April 7, 2022 (File No. 001-41339)).

4.24*	Amendment No. 2 to Ordinary Shares Purchase Agreement, dated as of April 14, 2022, by and among B. Riley, Swvl Inc. and Swvl Holdings Corp.

4.25	Registration Rights Agreement, dated March 22, 2022, by and among Pivotal Holdings Corp, B. Riley and Swvl Inc. (incorporated by reference to Exhibit 4.13 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

4.26	Amendment No. 1 to Registration Rights Agreement, dated as of April 6, 2022, by and among B. Riley, Swvl Inc. and Swvl Holdings Corp (incorporated by reference to Exhibit 99.2 to the Form 6-K filed on April 7, 2022 (File No. 001-41339)).

4.27	Sale and Purchase Agreement, dated March 24, 2022, by and among Rivertree Beteiligungsgesellschaft mbH, Dr. Günther Lamperstorfer,KfW, Social media Enterprises GmbH, Ariel Luedi, Dr. Tom Kirschbaum, Maxim Nohroudi, Blirz B22-203 GmbH and Swvl, Inc. (incorporated by reference to Exhibit 4.23 to the Form 20-F filed on March 31, 2022 (File no. 001-41339)).

4.28*	Form of Subscription Agreement, dated July 28, 2021, by and among Pivotal Holdings Corp, Swvl Inc. and Queen’s Gambit Growth Capital.

8.1*	List of Subsidiaries of Swvl Holdings Corp.

12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer.

13.1*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer.

13.2*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer.

101.INS	XBRL Instance Document

101.SCH	XBRLTaxonomy Extension Schema Document

101.CAL	XBRLTaxonomy Extension Calculation Linkbase Document

101.DEF	XBRLTaxonomy Extension Definition Linkbase Document

101.LAB	XBRLTaxonomy Extension Label Linkbase Document

101.PRE	XBRLTaxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).

*	Filed herewith
†	Indicates a management contract or compensatory plan

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SWVL HOLDINGS CORP

April 15, 2022	By:	/s/ Mostafa Kandil
		Name:	Mostafa Kandil
		Title:	Chief Executive Officer

SWVL INC.

Report of Independent Registered Public Accounting Firm (PCAOB ID 3211)
To the Board of Directors and Shareholders
Swvl, Inc.
Opinion on the consolidated financial statements
We have audited the accompanying consolidated financial position of Swvl Inc. (the “Parent Company”) and its subsidiaries (together the “Group”) as of December 31, 2021 and 2020, the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and the consolidated statement of cash flows for each of the three years in the period ended December 31, 2021, including the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board.
Basis for opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)
We have served as the Group’s auditor since 2020
Dubai, United Arab Emirates
April
15
, 2022

Swvl Inc. and its subsidiaries
Consolidated statement of financial position
As at December 31
(in US Dollar)

	Note	2021	2020
ASSETS
Non-current assets
Property and equipment	5	648,704	509,789
Intangible assets	6	988,406	—
Goodwill	7	4,418,226	—
Lease right-of-use assets	19.1	4,059,896	863,645
Deferred tax assets	28.2	14,631,743	9,913,707

		24,746,975	11,287,141

Current assets
Current financial assets	8	10,000,880	—
Deferred transaction cost	34.3	7,355,404	—
Trade and other receivables	9	6,603,240	2,860,116
Prepaid expenses and other current assets	10	1,102,989	224,670
Advances to shareholders	30	—	36,091
Cash and cash equivalents	11	9,529,723	10,348,732

		34,592,236	13,469,609

Total assets		59,339,211	24,756,750

EQUITY AND LIABILITIES
EQUITY
Share capital	12	88,881,717	88,881,717
Employee share scheme reserve	13	36,929,523	3,318,292
Foreign currency translation reserve	14	450,863	860,374
Accumulated deficit		(216,066,255)	(74,650,123)

(Deficit)/equity attributable to equity holders of the Parent Company		(89,804,152)	18,410,260

Non-controlling interests		66,378	—

(Deficit)/Total equity		(89,737,774)	18,410,260

LIABILITIES
Non-current liabilities
Provision for employees’ end of service benefits		815,407	164,511
Interest-bearing loans	17	337,545	—
Lease liabilities	19.2	2,961,317	625,864

		4,114,269	790,375

Current liabilities
Derivatives liabilities	15	44,330,400	—
Convertible notes	16	74,606,482	—
Accounts payable, accruals and other payables	18	23,606,454	3,938,603
Current tax liabilities		678,972	1,314,793
Loans from a related party	30	478,764	—
Interest-bearing loans	17	60,440	—
Lease liabilities	19.2	1,201,204	302,719

		144,962,716	5,556,115

Total liabilities		149,076,985	6,346,490

Total equity and liabilities		59,339,211	24,756,750

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Inc. and its subsidiaries
Consolidated statement of comprehensive loss
for the year ended 31 December
(in US Dollar)

	Note	2021	2020	2019

Revenue	20	38,345,253	17,312,286	12,351,546
Cost of sales	21	(48,923,203)	(26,413,704)	(33,783,534)

Gross loss		(10,577,950)	(9,101,418)	(21,431,988)
General and administrative expenses	22	(74,718,946)	(18,583,735)	(10,757,537)
Selling and marketing costs	23	(13,715,238)	(4,727,415)	(8,347,644)
Provision for expected credit losses	9	(1,327,104)	(728,856)	(325,708)
Other expenses, net	25	(177,067)	(245,428)	(61,300)

Operating loss		(100,516,305)	(33,386,852)	(40,924,177)
Finance income	26	182,176	589,750	356,861
Finance cost	27	(45,873,304)	(83,804)	(70,637)

Loss before tax		(146,207,433)	(32,880,906)	(40,637,953)
Income tax benefit	28.1	4,718,036	3,155,704	5,378,552

Loss for the year		(141,489,397)	(29,725,202)	(35,259,401)

Attributable to:
Equity holders of the Parent Company		(141,416,132)	(29,725,202)	(35,259,401)
Non-controlling interests		(73,265)	—	—

		(141,489,397)	(29,725,202)	—

Loss per share attributable to equity holders of the Parent Company
Basic	29	(2,504)	(538)	(809)
Diluted	29	(2,504)	(538)	(809)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	14	(409,511)	(308,434)	1,154,625

Total comprehensive loss for the year		(141,898,908)	(30,033,636)	(34,104,776)

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Inc. and its subsidiaries
Consolidated statement of changes in equity
(in US Dollar)

	Note	Share capital	Employee share scheme reserve	Foreign currency translation reserve	Accumulated deficit	Equity/ (net deficit) attributable to equity holders of the Parent Company	Non- controlling interests	Total equity/ (net deficit)
As at January 1, 2019		15,951,758	55,953	14,183	(9,665,520)	6,356,374	—	6,356,374
Loss for the year		—	—	—	(35,259,401)	(35,259,401)	—	(35,259,401)
Other comprehensive loss for the year		—	—	1,154,625	—	1,154,625	—	1,154,625

Total comprehensive loss for the year		—	—	1,154,625	(35,259,401)	(34,104,776)	—	(34,104,776)
Issuance of shares		47,052,387				47,052,387		47,052,387
Cancelation of shares		(500,000)				(500,000)		(500,000)
Employee share scheme reserve		—	433,344			433,344	—	433,344

As at December 31, 2019		62,504,145	489,297	1,168,808	(44,924,921)	19,237,329	—	19,237,329
Loss for the year		—	—	—	(29,725,202)	(29,725,202)	—	(29,725,202)
Other comprehensive loss for the year		—	—	(308,434)	—	(308,434)	—	(308,434)

Total comprehensive loss for the year		—	—	(308,434)	(29,725,202)	(30,033,636)	—	(30,033,636)
Issuance of shares	12	26,377,572	—	—	—	26,377,572	—	26,377,572
Employee share scheme reserve	13	—	2,828,995	—	—	2,828,995	—	2,828,995

As at December 31, 2020		88,881,717	3,318,292	860,374	(74,650,123)	18,410,260	—	18,410,260

Loss for the year		—	—	—	(141,416,132)	(141,416,132)	(73,265)	(141,489,397)
Other comprehensive loss for the year		—	—	(409,511)	—	(409,511)	—	(409,511)

Total comprehensive loss for the year		—	—	(409,511)	(141,416,132)	(141,825,643)	(73,265)	(141,898,908)
Acquisition of a subsidiary		—	—	—	—	—	139,643	139,643
Employee share scheme reserve	13	—	33,611,231	—	—	33,611,231	—	33,611,231

As at December 31, 2021		88,881,717	36,929,523	450,863	(216,066,255)	(89,804,152)	66,378	(89,737,774)

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Inc. and its subsidiaries
Consolidated statement of cash flows
for the year ended 31 December
(in US Dollar)

	Note	2021	2020	2019

Loss for the year before tax		(146,207,433)	(32,880,906)	(40,637,953)
Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property and equipment	5	182,402	123,603	20,276
Depreciation of right-of-use assets	19.1	541,218	363,809	232,791
Amortization of intangible assets	6	15,963	—	—
Provision for expected credit losses	9	1,327,104	728,856	325,708
Provision for employees’ end of service benefits		656,403	164,511	—
Finance cost	27	45,873,304	—	—
Employee share-based payments charges	13	33,611,231	2,828,995	433,344

		(63,999,808)	(28,671,132)	(39,625,834)
Changes in working capital:
Trade and other receivables		(4,825,451)	(1,791,335)	(837,746)
Prepaid expenses and other current assets		(868,620)	(60,758)	(163,912)
Accounts payable, accruals and other payables		8,164,376	(257,751)	186,070
Current tax liabilities		(635,821)	271,219	454,702
Advances to shareholders		36,091	(36,091)	—

		(62,129,233)	(30,545,848)	(39,986,720)
Payment of employees’ end of service benefits		(5,507)	—	—

Net cash flows used in operating activities		(62,134,740)	(30,545,848)	(39,986,720)

Cash flows from an investing activity
Purchase of property and equipment	5	(319,471)	(212,985)	(388,632)
Purchase of financial assets		(10,000,880)	—	—
Payment for acquisition of subsidiary, net of cash acquired	7	(823,446)	—	—
Payment of software development costs	6	(2,222)	—	—

Net cash flows used in investing activities		(11,146,019)	(212,985)	(388,632)

Cash flows from financing activities
Proceeds from issuance of preferred stocks	12	—	26,377,572	47,052,387
Cancellation of Shares		—	—	(500,000)
Proceeds from issuance of convertible notes		73,206,415	—	—
Finance cost paid		(2,653)	—	—
Finance lease liabilities paid, net of accretion		(482,389)	(335,694)	(195,968)

Net cash flows from financing activities		72,721,373	26,041,878	46,356,419

Net decrease in cash and cash equivalents		(559,386)	(4,716,955)	5,981,067
Cash and cash equivalents at the beginning of the year		10,348,732	15,332,928	8,516,854
Effects of exchange rate changes on cash and cash equivalents		(259,623)	(267,241)	835,007

Cash and cash equivalents at the end of the year	11	9,529,723	10,348,732	15,332,928

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements
for the years ended 31 December 2021 and 2020

1.	Establishment and operations
Swvl Inc. (the “Parent Company”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and registered on 17 May 2017. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.
The consolidated financial statements as at 31 December 2021 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Street 1, Dubai, United Arab Emirates.
The Group operates multimodal transportation networks in Egypt, Pakistan, Kenya, UAE, Jordan, Saudi, Malaysia and Spain, and that offer access to transportation options through the Group’s platform and mobile-based application. The Group also licenses its technology to transport operators to manage their service. The Group operates a technology platform that uses a widespread transportation network. The Group uses leading technology, operational excellence and product expertise to operate transportation services on predetermined routes. The Group develops and operates proprietary technology applications supporting a variety of offerings on its platform (“platform(s)” or “Platform(s)”). The Group provides transportation services through contracting with other service providers (or transportation operators). Riders are collectively referred to as
“end-user(s)”
or “consumer(s)”. The drivers are referred to as “captain(s)”.
Reverse recapitalization
On 28 July 2021, the Parent Company and Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties have entered into a definitive agreement for a business combination that would result in the Group becoming a publicly listed company upon completion of the aforementioned transaction.
On 31 March 2022, Swvl Holdings Corp (“Holdings”), formerly known as Pivotal Holdings Corp, a business company limited by shares incorporated under the laws of the British Virgin Islands, consummated the transactions contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated as of 28 July 2021, as amended, by and among Holdings, Queen’s Gambit Growth Capital, Swvl Inc. and other merger companies, pursuant to which Swvl became a wholly owned subsidiary of Holdings.
In connection with the consummated Business Combination Agreement, certain investors (“PIPE Investors”) purchased an aggregate of 12,188,711 Holdings Common Shares A for an aggregate purchase price of $111.5 million, of which $71.8 million were automatically exchanged to shares representing the Swvl exchangeable notes issued by Swvl Inc. to certain PIPE investors prior to the consummated Merger
(“Pre-funded
PIPE subscription). During the year, certain PIPE investors have pre-funded
to the Group of $45.5 million (Note 16) of the aggregate PIPE subscription.
Pursuant to the Business Combination Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with IFRS. Under this method of accounting, Queen’s Gambit Growth Company will be treated as the acquired company and Swvl Inc. will be treated as the acquirer for financial statement reporting purposes. Swvl Inc. has been determined to be the accounting acquirer based on evaluation of the facts and circumstances of business combination.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

1.1	Consolidated subsidiaries
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
In certain cases, the Group is required to have a resident as one of the shareholders besides the Parent Company to comply with local laws and regulations. However, in such cases, the Group continues to remain the economic beneficiary of the shareholding held by such resident shareholder and therefore is said to have a “beneficial ownership” of such non-controlling
interests, except as indicated
below.

Company name	Country of incorporation	Legal ownership percentage as of	Principal business activities
		December 31, 2021

Swvl for Smart Transport Applications and Services LLC	Egypt	99.80%	Providing a technology platform to enable passenger transportation
Swvl Pakistan (Private) Ltd.	Pakistan	99.99%
Swvl NBO Limited	Kenya	100%
Swvl Technologies Ltd.	Kenya	100%
Swvl Technologies FZE (i)	UAE	100%
Swvl Global FZE (i)	UAE	100%	Headquarters and management Activities
Smart Way Transportation LLC (ii)	Jordan	—	Providing a technology platform to enable passenger transportation
Swvl Saudi for Information Technology (iii)	Kingdom of Saudi Arabia	100%
Swvl My For Information Technology SDN BHD (iv)	Malaysia	100%
Shotl Transportation, S.L. (v)	Spain	55%

(i)
The Parent Company’s subsidiaries Swvl Global FZE and Swvl Technologies FZE were previously legally owned by one of the Group’s shareholders during the year ended 31 December 2020, and the legal ownership of both subsidiaries have been transferred to the Parent Company during the year ended 31 December 2021.

(ii)
The Parent Company’s subsidiary Smart Way Transportation LLC (Jordan) was incorporated during the year ended 31 December 2021. The subsidiary is currently legally owned by member of the Group’s management and is in process of legal ownership transfer to the Group. The subsidiary has been consolidated at 31 December 2021 based on the beneficial ownership and effective control.

(iii)
The Parent Company’s subsidiary Swvl Saudi for Information Technology (Kingdom of Saudi Arabia) was incorporated during the year ended 31 December 2021. The subsidiary is 100% owned by the Parent Company.

(iv)	The Parent Company’s subsidiary Swvl My For Information Technology SDN BHD (Malaysia) was incorporated during the year ended 31 December 2021. The subsidiary is 100% owned by the Parent Company.
(v)	The Parent Company acquired 55% of the shares of Shotl Transportation, S.L., a company based in Spain (Note 7). The Parent Company consolidates this entity based on de facto control.

1.2	Subsequent acquisition
Subsequent to the year ended 31 December 2021, the Group acquired a controlling interest of 51% in Viapool Inc., a company incorporated under the laws of the State of Delaware, engaged in the development, implementation and commercialization of new mobility and transport systems, including different services and connecting travellers with buses and private cars in Argentina (Note 34).

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

2.	Summary of significant accounting policies
The principal accounting policies applied by the Group in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). They have been prepared under the historical cost convention except for financial assets and share-based payments which are measured at fair value. Income and expenses have been accounted for using the accrual basis. The consolidated financial statements have been presented in US Dollars (“USD”, “$”) which is the reporting currency of the Group.
The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.
The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies. The areas involving a higher degree of complexity, or areas where judgements, assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.2	Going concern
These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business. The Group had net losses of $141.5 million for the year ended 31 December 2021 ($29.7 million for the year ended 31 December 2020), accumulated losses of $216.1 million as at 31 December 2021 ($74.7 million as at 31 December 2020), and negative operating cash flows of $62.1 million for the year ended 31 December 2021 ($30.5 million for the year ended 31 December 2020).
Notwithstanding these results, Management believes there are no events or conditions that give rise to doubt the ability of the Group to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements. The assessment includes knowledge of the Group’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto.
The Company has funded its operations primarily with proceeds from the issuance of Common A, B Shares and Class A through
D-1
preferred shares for $88.8 million, issuance of convertible notes for $27.7 million and issuance of Swvl exchangeable notes for $66.5 million. In March 31, 2022, the Company received cash proceeds of $52.3 million and $39.6 million from the reverse recapitalization transaction and sale of shares to certain PIPE investors, respectively.
Furthermore, the review of the strategic plan and budget, including expected developments in liquidity and capital from definitive agreements entered into (Notes 34), were considered. Consequently, it has been concluded that adequate resources and liquidity to meet the cash flow requirements for the next twelve months are present, and it is reasonable to apply the going concern basis as the underlying assumption for the consolidated financial statements.

2.3	Covid-19
The onset of the
Covid-19
pandemic during the first quarter of 2020 and the lockdowns introduced by governments across the Group’s markets have had an impact on the Group’s business. After initial disruption, the overall business performance started showing signs of recovery from the third quarter of 2020. The economic uncertainty caused by the
Covid-19
pandemic and the extent to which the
Covid-19
pandemic will continue to impact the Group’s business, operations and financial results, including the duration and magnitude of such effects, will depend on numerous unpredictable factors.
Management has considered the effects of
Covid-19
lockdowns along with other related events and conditions, and they have not hampered the Group’s ability to expand its scale of operations. While certain sectors were negatively impacted, the Group has raised investment subsequent to the year end from the definitive agreements it has entered into (Note 34). Management have determined that
Covid-19
does not create conditions that cast significant doubt upon the Group’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

2.4	Initial application of a standard, amendment or an interpretation to existing standards

(i)	New standards, amendments to published approved accounting and reporting standards and interpretations which are effective during the year
The Group applied for the first time, certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2021:

•
Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The impact of adopting this standard is not significant, since the Group is not exposed to interbank offered rate (IBOR) in any of its financial instruments.

•
Covid-19-Related
Rent Concessions beyond 30 June 2021: Amendments to IFRS 16. This standard amendment has no impact on the Group’s financial statements, since the Group does not act as a lessor in any of its rent agreements.

(ii)	Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Group
Certain new accounting standards and interpretations as detailed below, have been published but are not yet effective for reporting periods beginning on or after 1 January 2021 and have not been early adopted by the Group. The Group intends to adopt the below standards, if applicable, when they become effective.

•	IFRS 17 ‘Insurance Contracts’ – effective for reporting periods beginning on or after 1 January 2023

•	Amendments to IAS 1 ‘Presentation of financial statements’ – on classification of liabilities – effective for annual reporting periods beginning on or after 1 January 2024

•	Amendments to IFRS 3 ‘Business combinations’, Reference to the Conceptual Framework – effective for annual reporting periods beginning on or after 1 January 2022

•	Amendments to IAS 16 ‘Property, plant and equipment’, Proceeds before Intended Use – effective for annual reporting periods beginning on or after 1 January 2022

•
Amendments to IAS 37 ‘Provisions, contingent liabilities and contingent assets’, Onerous Contracts, Costs of Fulfilling a Contract – effective for annual reporting periods beginning on or after 1 January 2022

•	Improvements to IFRS 9 ‘Financial Instruments’, Fees in the test for derecognition of financial liabilities – effective for annual reporting periods beginning on or after 1 January 2022

•	Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, Definition of Accounting Estimates – effective for annual reporting periods beginning on or after 1 January 2023

2.5	Basis of consolidation

(i)	Subsidiaries
The consolidated financial statements comprise the financial statements of the Parent Company and its subsidiaries. A subsidiary is an entity over which the Group has control. Control is achieved when the Group is exposed or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its powers over the entity.
Specifically, the Group controls an entity if and only if the Group has:

•	power, over the entity (i.e. existing rights that give it the current ability to direct the relevant activities of the entity);

•	exposure, or rights, to variable returns from its involvement with the entity; and

•	the ability to use its powers over the entity to affect its returns.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Financial statements of the subsidiaries are prepared for the same reporting year as the Group.

(ii)	Transactions eliminated on consolidation
Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

2.6	Foreign currencies

(i)	Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The functional currencies of the entities in Egypt, Kenya, Pakistan, United Arab Emirates, Kingdom of Saudi Arabia, Jordan, Malaysia, and Spain are the Egyptian Pound, Kenyan Shilling, Pakistani Rupee, United Arab Emirates Dirham, Saudi Riyal, Jordanian Dinar, Malaysian Ringgit and Euro respectively.
Subsidiaries determine their own functional currency and items included in the financial statements of these companies are measured using that functional currency. These consolidated financial statements are presented in USD which is the Group’s presentation currency. All financial information presented in USD has been rounded to the nearest dollar, except when otherwise indicated.

(ii)	Foreign currency transactions
Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the spot exchange rate at that date.
Non-monetary
assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined.
Non-monetary
items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Foreign currency differences arising on translation are generally recognised in the consolidated statement of comprehensive income, except for investment securities designated at fair value through other comprehensive income, where the exchange translation is recognised in the consolidated statement of comprehensive income.

(iii)	Foreign operations
The assets and liabilities of foreign operations are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions or an appropriate average rate. Equity elements are translated at the date of the transaction and not retranslated in subsequent periods.
Foreign currency differences are recognised in other comprehensive income and presented in the foreign currency translation reserve (‘foreign exchange reserve’) in equity.

2.7	Deferred transaction cost
The Group incurs various incremental qualifying transaction costs in anticipation of, issuance or acquiring its own equity instruments. Those costs include registration and other regulatory fees, underwriting costs and brokerage fees, amounts paid to lawyers, accountants, investments bankers and other professional advisors, fees and commissions paid to agents, brokers and dealers, printing costs and stamp duties.
The transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit, to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. The costs of an equity transaction that is abandoned are recognised as an expense.

2.8	Property and equipment
Recognition and measurement
Items of property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Capital work in progress is stated at cost and subsequently transferred to assets when it is available for use. Cost of an item of property and equipment comprises its acquisition cost including borrowing costs and all directly attributable costs of bringing the asset to working conditions for its intended use. Such costs include the cost of replacing part of the plant and equipment when that cost is incurred, if the recognition criteria are met. Repair and maintenance costs are recognised in the consolidated statement of comprehensive income (within profit and loss) as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of assets as follows:

Years
Furniture, fittings and equipment	3 – 5
Leasehold improvements	5

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at each financial year end to determine whether there is an indication of impairment. If any such indicator exists, an impairment loss is recognised in the consolidated statement of comprehensive income (within profit and loss). For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount, as detailed in the impairment section of this note below.
An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of comprehensive income (within profit and loss) in the year the asset is derecognised.
Subsequent costs
The cost of replacing part of an item of property or equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of the day-to-day
servicing of property and equipment are recognised in the consolidated statement of comprehensive income as incurred. Subsequently, any gains or losses on disposal of assets are recognised in the consolidated statement of comprehensive income.
Impairment
The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If such indications exist and where the carrying values exceed the estimated recoverable amounts, the assets are written down to the recoverable amounts.
Reversal of impairment is affected in the case of indications of a change in recoverable amount and is recognised in comprehensive income, however, is restricted to the net book value of the asset had there been no impairment.

2.9	Cash and cash equivalents
Cash and cash equivalents include cash on hand, cash held in current and savings accounts, deposits held at call with financial institutions, and other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.10	Intangible assets
Acquired intangible assets other than goodwill comprise of developed technology, customer relationships and trade names. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses.
The Group invests a substantial cost in development of its software and enhancement of its product platforms. Expenditure on research activities is recognised in the consolidated statement of comprehensive income as incurred. The costs associated with the development of new or substantially improved products or modules are capitalized when the following criteria are met:

•	Technical feasibility to complete the development;

•	Management intent and ability to complete the product and use or sell it;

•	The likelihood of success is probable;

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

•	Availability of technical and financial resources to complete the development phase;

•	Costs can be reliably measured; and

•	Probable future economic benefits can be demonstrated.
The technical feasibility of the Group’s internally developed software or modules is not proven until significant development risks are resolved by testing working models and pre-launch
versions. The software or modules, by then, are ready to be deployed in a live environment. Therefore, software development costs meeting the capitalization criteria are insignificant and have been charged to the consolidated statement of comprehensive income as incurred. However, the Group continues to assess these costs for capitalization eligibility on an ongoing basis at a project level.
Intangible assets with finite lives are typically amortized on a straight-line basis over their estimated useful lives, typically 3 to 5 years for the developed technology, customer relationships and trade names, and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of comprehensive income in the expense category consistent with the function of the intangible assets.

2.11	Business combination and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling
interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling
interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.
The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling
interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses
whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

2.12	Share capital
Common shares
Common shares are classified as equity. Incremental costs directly attributable to the issue of Common shares are recognised as a deduction from equity.
Preferred shares
Preferred shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity. Preferred shares have similar rights to ordinary shares, in addition to rights of conversion into ordinary shares at a certain conversion ratio at any time, liquidation preferences, and the right to participate in non-liquidation
asset distribution events.

2.13	Employees’ end of service benefits
The Group provides end of service benefits to its employees in the United Arab Emirates as required by the UAE Labour Law. The entitlement to these benefits is based upon the employees’ final salary and length of service, subject to the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment. Management considers these as long-term obligations and, accordingly, this obligation has been classified as a non-current
liability.
At each reporting date, Management assesses the impact of accounting for the provision at present value under IAS 19 ‘Employee benefits’ while considering forward-looking factors such as the employees’ expected salary increases and expected length of future service. Management has determined that the difference between accounting for the provision for employees’ end of service benefits in accordance with UAE Labour Law compared to IAS 19 to be immaterial to the Group’s consolidated financial statements.

2.14	Defined contribution plans
In Kenya, the Group has a defined contribution plan as required by relevant local laws. The Group contributes to Kenya’s National Social Security Fund. This is a defined contribution scheme registered under the National Social Security Fund Act.
In Spain, the Group is required to make payment against mandatory social security contributions to Tesorería General de la Seguridad Social (General Treasury for Social Security) for its employees residing in Spain.
The Group’s obligation under these schemes is limited to specific contributions legislated from time to time, per month per employee. The Group’s contributions are charged to the consolidated statement of comprehensive income in the year to which they relate. The Group has no further obligation once the contributions have been paid.

2.15	Convertible Notes
Convertible notes are presented as financial liability in the consolidated statement of financial position. On issuance of the convertible notes, the liability is measured at fair value, and subsequently carried at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. Convertible notes are classified as current liabilities based on the expected conversion date in accordance with the convertible notes agreements.

2.16	Embedded Derivatives
A derivative embedded in a hybrid contract is separated from the host and accounted for as a separate derivative if, the economic characteristics and risks are not closely related to the host, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

2.17	Interest-bearing loans
Interest-bearing loans are recognised initially at fair value, net of transaction costs incurred. Interest-bearing loans are subsequently stated at amortised cost; any difference between the proceeds and the redemption value is recognised in the consolidated statement of profit or loss over the term of the loan using the effective interest method. Interest-bearing loans are classified as non-current
liabilities when the Group has an unconditional right to defer settlement of the liabilities for more than twelve months after the reporting date.

2.18	Provisions
Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, and it is probable that outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. Provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.
Provisions are measured at the present value of the expenditure expected to be required to settle the obligation at the end of the reporting period, using a rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.19	Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Group as a lessee

2.19.1	Identifying a lease
At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

•	The contract involves the use of an identified asset;

•	The Group has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and/or

•	The Group has the right to direct the use of the asset.
In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable
period of a lease.
For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that:

•	is within the control of the Group; and

•
affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

For a contract that contains a lease component and one or more additional lease or non-lease
components, the Group can allocate the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease
component, where applicable. For existing office rental contracts in multiple locations, the Group does not opt to segregate the lease and non-lease
component as such
non-lease
components are inseparable in the contract and are insignificant in comparison to the overall lease payment.

(i)	Right-of-use assets
At the commencement date, the Group recognises a
right-of-use
asset and a lease liability presented separately on the consolidated statement of financial position.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

(ii)	Short-term leases and leases of low-value assets
The Group has elected not to recognise
right-of-use
assets and lease liabilities to short term leases that have a lease of 12 months or less and leases of low-value
assets when new. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
The Group’s
right-of-use
assets include rental of office space across different locations of operation in Egypt, Kenya, Pakistan, and United Arab Emirates. The
right-of-use
asset is initially recognised at cost comprising of the amount of the initial measurement of the lease liability:

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred by the Group; and

•
an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognised as part of the cost of the right-of-use
asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

After initial recognition, the Group amortises the
right-of-use
asset over the term of the lease. In addition, the
right-of-use
asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements
of the lease liability.

(iii)	Lease liability
The lease liability is initially recognised at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use
asset in a similar economic environment with similar terms, security, and conditions. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.
After initial recognition, the lease liability is measured by (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance
fixed lease payments.
Where, (a) there is a change in the lease term as a result of the reassessment of certainty to exercise an option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined. Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in future lease payments resulting from a change in an index or a rate used to determine those payments, including a change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such cases, the Group uses a revised discount rate that reflects changes in the interest rate.
The Group recognises the amount of the
re-measurement
of the lease liability as an adjustment to the
right-of-use
asset. Where the carrying amount of the
right-of-use
asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the re-measurement
in the consolidated statement of comprehensive income (within profit and loss).
The Group exercises the exemptions available to apply a portfolio approach to their leases when assessing application of the discount rate and lease term.
The Group accounts for a lease modification as a separate lease if both:

•	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

•
the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

2.20	Share-based payments
Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments i.e. equity-settled transactions. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in (Note 13).
That cost is recognised in employee benefits expense, together with a corresponding increase in equity (employee share scheme reserve), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of comprehensive income for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.
The Group has issued share-based payment awards, for which “grant date” is not achieved, due to the absence of a formal approval of the terms and conditions of the grant that reflect the intent of this long-term incentive scheme. The services provided by the employees prior to the grant date counts towards the vesting period of the awards. Therefore, the cost of awards is recognised in advance of the grant date, over the period services are rendered by the employees, by estimating the fair value of the equity instruments at the end of each reporting period. The grant date will be achieved subsequently, as the formal terms and conditions (which were finalised by the Board of Directors of the Parent Company (the “Board of Directors”) in July 2021) are communicated and clarified with the employees.
Service and
non-market
performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are non-vesting
conditions.
Non-vesting
conditions are reflected in the fair value of an award and lead to an immediate expense of an award unless there are also service and/or performance conditions.
No expense is recognised for awards that do not ultimately vest because non-market
performance and/or service conditions have not been met. Where awards include a market or non-vesting
condition, the transactions are treated as vested irrespective of whether the market or non-vesting
condition is satisfied, provided that all other performance and/or service conditions are satisfied.
When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through comprehensive income.

2.21	Financial instruments

2.21.1	Financial assets
The financial assets consist of the following:

(i)	Cash and cash equivalents;

(ii)	Current financial assets (financial asset at fair value through profit or loss); and

(iii)	Trade and other receivables – the Group’s customers include individuals (Business to customer) and corporate customers (TaaS and SaaS):

•	Regular – individual riders (not corporate customers) on intracity routes;

•	Travel – individual riders (not corporate customers) on intercity routes; and

•	Transport as a Service (‘TaaS’) – customised transport services to corporate customers

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

•	Software as a Service (‘SaaS’).
Individual customers
– are persons who fill bus seats on rides. The individual customer pays for the transportation services through the end-users’
authorised payment method (i.e. either through cash or through the application). When payment is made through the application (i.e. through the credit/debit card configured by the end-user
in the application or through third party electronic payment solutions) and the fare charge has not yet been settled with third party payment processors, this causes a negative balance to appear in the customer wallet which is a receivable for the Group. There is a maximum limit to the customer wallet exclusively defined for each territory. The customer is required to settle the amount before booking further riders through the Group’s platform; and
Corporate customers
– represent customers where the Group will provide transportation services through dedicated routes exclusively to individuals determined by the customers, for which an agreed contract terms will be signed. The corporate customers are billed on a monthly basis. In cases where the transactions have been completed and the amounts owed by the corporate customers have either been invoiced or are unbilled as of the reporting date, these are recognised as trade receivables by the Group.
Classification
The Group classifies its financial assets, which consists of cash and cash equivalents and trade and other receivables and to be measured at amortised cost.
The classification is driven on the Group’s business model for managing the financial assets where the financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Management determines the classification of its investment at initial recognition.
A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated at Fair Value Through Profit or Loss (FVTPL):

•	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise to cash flows on specified date that are solely payments of principal and interest on the principal amount outstanding.
Recognition and measurement
Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

(i)	Cash and cash equivalents
Cash and cash equivalents include cash on hand, cash held in current and savings accounts, deposits held at call with financial institutions, and other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(ii)	Current financial assets (financial assets at fair value through profit or loss)
For debt instruments at fair value through profit or loss, fair value changes, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss.

(iii)	Trade and other receivables
Trade and other receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, in which case they are recognised at fair value. The Group holds the trade and other receivables with the objective to collect contractual cash flows and, therefore, measures them subsequently at amortised cost using effective interest method subject to credit loss impairment.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Derecognition of financial assets
The Group derecognises financial assets when the contractual right to the cash flows from the financial assets expires, or when it transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risk and rewards of the ownership of the financial assets are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
Impairment of financial assets
The Group has two types of financial assets that are subject to IFRS 9’s Expected Credit Loss (“ECL”) provisioning model:

•	cash and cash equivalents; and

•	trade and other receivables.

(i)	Cash and cash equivalents
Cash and cash equivalents are subject to ECL allowance in accordance with IFRS 9. As the cash and cash equivalents are held in banks with high credit rating, the ECL is estimated to be immaterial.

(ii)	Trade and other receivables
For trade and other receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group calculates the ECL based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the customer and the economic environment.
The default definition determined by the Group in accordance with IFRS 9 is as follows:

•
Corporate customers
– the Group considers a corporate customer to be in default when it is overdue for more than 90 days, except for Egypt where customers are considered to be in default when it is overdue for more than 180 days; and

•	Individual customers – the Group considers an individual customer to be in default when it is overdue for more than 90 days.
The amount of the provision is charged to the consolidated statement of comprehensive income. Trade and other receivables considered irrecoverable are written-off.

2.21.2	Financial liabilities
Recognition and measurement – Accounts payable, accruals and other payables
Accounts payable, accruals and other payables consist of amounts payable to captains or operators and other vendors, accrued expenses, advance from riders and taxes payable.
Accounts payable, accruals other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. These are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current
liability.
Derecognition of financial liability
The Group derecognises a financial liability when its contractual obligations are discharged, cancelled, or expired.

2.21.3	Offsetting financial instruments
Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.
Income and expenses are presented on a net basis only when permitted by the accounting standards, or for gains and losses arising from a group of similar transactions.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

2.22	Revenue recognition
The Group derives its revenue principally from
end-users
who use the Group’s platform to access routes predetermined by the Group. Revenue for transport represents the gross amount of fees charged to the end user for these services. Costs incurred with captains for transportation are recorded in cost of sales.
The
end-user
contracts with the Group to utilize the Group’s network of independent operators and individual captains to deliver the transportation services. Captains are drivers using Swvl’s platform. The Group enters into contracts with the end-users
that define the price for each ride and payment terms. The Group’s acceptance of the ride request establishes enforceable rights and obligations for each contract. By accepting the end-user’s
ride request, the Group has responsibility for transportation of the end user from origin to destination. The Group enters into separate contracts with independent operators and is responsible for payment to the operator/individual captains regardless of the payment by the end user.
The Group serves customers on its platform through two offerings: “business to consumer”, comprised of Swvl Retail and Swvl Travel, and “business to business”, which includes TaaS model.
Business to customer (B2C)
Using Swvl’s platform, the Group provides customers with a network of minibuses and other vehicles that operate on fixed and semi-fixed routes within the cities and between cities. Customers book seats on vehicles available exclusively through Swvl to commute within a city and make intercity trips.
Business to
business
(B2B)
The Group enables its corporate customers to use Swvl’s technology and platform to optimize the commute and travel programs they operate for their passengers. B2B includes two offerings, Transportation as a service (TaaS) and Software as a service (SaaS). TaaS offers dedicated routes using vehicles and drivers already operating on Swvl to transport passengers to and from predetermined destinations. SaaS offerings will include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform.
The Group recognizes revenue at a point in time from its contracts with customer in B2C and TaaS, and over a period of time in SaaS.
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable. The principle for revenue recognition is based on the five steps in accordance with IFRS 15 as follows:

•	Identify the contract with the customer;

•	Identifying the performance obligations in the contract;

•	Determine the transaction price;

•	Allocating the transaction price to the performance obligations in the contract; and

•	Recognising revenue when (or as) the Group satisfies a performance obligation.
Principal versus
agent
considerations
The Group evaluates the presentation of revenue on a gross versus net basis based on whether they control the service provided to the end-user
and are the principal in the transaction (gross), or they arrange for other parties (operators and individual captains) to provide the service to the end-user
and are the agent in the transaction (net).
The Group considers itself a principal for the transportation services because it controls the services provided to riders. The control over the services provided to riders is demonstrated through the following key considerations:

•	The Group determines the routes on which the transportation services are operated which includes deciding on the pickup and drop off points;

•	The Group reserves the right to assign the routes to the captains;

•	The Group reserves the right to decide the fares and the captain does not have the right to amend the fare;

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

•
The captains are entitled to a fixed fee irrespective of the ride fare collected on a particular route whereas the Group is entitled to the entire ride fare revenue. There is no cost-plus arrangement or revenue sharing arrangement with the captain or the operator;

•	The Group has complete discretion over assigning the buses to the various business models;

•	The Group is responsible for accepting or rejecting the ride request once placed on the platform. There is no involvement of the captain in this process;

•	The credit risk is borne entirely by the Group. The Group pays the consideration due to the operators or captains irrespective of whether the rider has paid the ride fare.

•	The riders associate the Group as a primary obligor in the arrangement as the identity of the captains is not disclosed to the end-users;

•	The Group assumes responsibility for receiving and resolving the complaints registered by the end-users over the quality of the service;

•	The Group defines the quality standards, provides training to the captains and inspects vehicles to ensure that service provided meet the expectations of end-users;

•	The captain has no share in the cancellation fee paid by the end-users; and

•	Any incentives and discounts given to the end-users are entirely determined by the Group.
Performance
obligation
and recognition of revenue
As the Group is acting as a principal in accordance with IFRS 15 (as discussed above), the Group considers the end-users
to be its customers. The sole performance obligation of the Group is to provide transportation services to the end-users
by integrating the use of the Swvl platform and a network of captains and buses registered on the platform. The end-users
are charged for using transportation services (i.e. fare charges net off the discounts and incentives) and are given various incentives (discussed below). The Group recognises revenue when its performance obligation towards the end-users
has been satisfied, i.e. when the ride is completed. It is at this point in time that the end-user
becomes liable to transfer the due consideration to the Group.
End-user
discounts
and
promotions
The Group offers discounts and promotions to
end-users
to encourage use of the transportation services provided by the Group. These are offered in various forms and include:

•
Targeted discounts and promotions: these discounts and promotions are offered to specific end-users
in a market to acquire,
re-engage,
or generally increase
end-users’
use of the platform. An example of a specific
end-user
discount is the discount given to a new user on the first ride booked using the Group’s platform. The end-user
does not provide the Group with a distinct good or service against these promotions and discounts; therefore the Group deducts the amount of these discounts from the transaction price while recognising revenue. Furthermore, as the discount is provided at the completion of the ride when the Group has satisfied the performance obligation and the rider pays for the ride, no liability in relation to the issued discount schemes (i.e. promotion codes) is recognised at the time of revenue recognition.

•
Free credits: this is specific to the
end-users
using the Travel service (intercity routes) to encourage booking a two-way
trip between the cities with Swvl. A credit is transferred to the end-users’
wallet on the application after the completion of the first trip that the end-user
can consume while paying for the return trip. As the Group provides the discount that is to be used in the future by the end-user,
this is recognised as a liability until either it is redeemed by the end-user
or the validity period of such credit lapses. However, this liability is not recognised when it is immaterial.

•
Referrals – these referrals are earned when an existing
end-user
(the referring
end-user)
refers a new
end-user
(the referred
end-user)
to the platform and the new
end-user
books their first ride on the platform. These referrals are typically paid in the form of a credit given to the referring end-user.
Therefore, as the existing
end-user
provides a distinct good or service against the
end-user
referral discounts, therefore, the existing
end-user
is deemed to provide growth and marketing services to the Group. As a result of this, the end-user
referrals are recognised as selling and marketing costs.

•
Market-wide promotions – these promotions are pricing actions in the form of discounts that reduce the end-user
fare charged to
end-users
for all or substantially all rides in a specific market. Accordingly, the Group records the cost of these promotions as a reduction of revenue when the performance obligation is satisfied and revenue is recognised, i.e. when the ride is completed.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Sales refunds and waivers
The Group has a policy which entitles the
end-users
to register complaints regarding quality of service within a certain number of days. Once registered, the Group assesses the complaint and decides whether the end-users
are entitled to a refund (“Sales waivers”). The Group defers a portion from the fare and recognises it as refund liability at the completion of every ride. Upon the conclusion of refund claims or when the time to register such complaints lapses, the refund liability is reversed against revenue or cash (or customer wallet). However, the refund liability is not recognised when it is immaterial. The riders are entitled to a full or partial refund upon the cancellation of trips (“Sales refunds”). These Sales refunds are accounted for as a reversal of revenue at the time of recognition.
Software-as-a-
Service
(SaaS)
The Group derives its revenue primarily from subscription fees for its cloud-based transportation solution services. The Group hosts software applications that it makes available to its customers over subscription periods generally ranging from 12 to 24 months. The subscription agreements are non-cancelable
and do not contain provisions for refunds. Customers do not have any contractual rights to take possession of the Group’s software applications.
The Group commences revenue recognition in accordance with IFRS 15, when all of the following conditions are satisfied:

•	There is a persuasive evidence of an arrangement;

•	The subscription or other services have been or are being delivered to the customer;

•	Collection of related fees is reasonably assured; and

•	The amounts of the related fees are fixed or determinable.
Once all the revenue recognition criteria are met, the Group commences recognizing revenue rateably over the subscription period.

2.23	Loss per share
Basic loss per share amounts are calculated by dividing the loss of the Group by the weighted average number of ordinary shares in issue during the financial period.
Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.24	Taxes
Current income taxes
The Group provides for income taxes in accordance with IAS 12. As the Parent Company is incorporated in the British Virgin Islands, profits from operations of the Parent Company are not subject to taxation. However, certain subsidiaries of the Parent Company are based in taxable jurisdictions and are therefore liable for tax. Income tax on the profit or loss for the year comprises current and deferred tax on the profits of these subsidiaries. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in countries where the Group operates and generates taxable income.
Management periodically evaluates the position taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretations and establishes provision where appropriate.
Deferred tax
Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.
Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; or

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

•
temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realised simultaneously.
A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2.25	Segment reporting
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s Chief Executive Officer is the Group’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment.

3.	Financial risk management objectives and policies
The Group’s activities expose it to a variety of financial risks: market risk (including interest rate risk, currency risk, and other price risk), credit risk and liquidity risk. Management reviews and agrees on policies for managing each of these risks which are summarized below.

3.1	Market risk
Market risk is the risk that changes in market prices such as foreign exchange rates, interest and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

3.1.1	Interest rate risk
Interest rate risk is the risk that the Group’s earnings will be affected as a result of fluctuations in the value of financial instruments due to changes in market interest rates. The Group’s cash flow exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations
.
The Group has certain financial assets that generate interest income, however the Group is not exposed to material interest rate risk on these financial assets.
Interest rate
sensitivity (In USD)

Effect on loss
31 December 2021
+100 basis point increase	458,733
-100 basis point increase	(458,733)
31 December 2020
+100 basis point increase	838
-100 basis point increase	(838)

3.1.2	Currency risk
Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group is not exposed in its transactions denominated in AED, SAR, JOD as it is pegged against USD. The Group is exposed to currency risk because of the Group’s net investments in foreign subsidiaries. The Group’s significant exposure is from the point the cash flows of the transactions are forecasted up to the point of settlement of the resulting receivable or payable that is denominated in the foreign currency.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

The following are exchange rates applied during the year in respect of currencies where the Group has significant exposures to currency risk:

	Spot rate			Average rate
	At 31 December			At 31 December
	2021	2020	2019	2021	2020	2019
EGP	15.76	15.78 109.27 159.83	16.09 101.44 154.85	15.74	15.86 106.57 161.90	16.85 102.11 149.90
KES	113.24			109.75
PKR	177.97			163.08
EUR	1.14	—	—	1.13	—	—
Sensitivity analysis
A 10% strengthening/(weakening) of the following currency against USD currency at 31 December would have increased/(decreased) financial instruments by USD equivalent amounts shown below:

	At 31 December
In USD	2021	2020	2019
Strengthening
EGP to USD	92,200	311,602	697,423
EUR to USD	77,070	—	—
PKR to USD	66,060	45,069	(8,790)
KES to USD	29,966	8,901	(29,764)

Weakening
EGP to USD	(92,200)	(311,602)	(697,423)
EUR to USD	(77,070)	—	—
PKR to USD	(66,060)	(45,069)	8,790
KES to USD	(29,966)	(8,901)	29,764

3.1.3	Other price risk
Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from currency risk or interest rate risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.
The Group is not exposed to price risk at reporting date as it has no financial instruments which are sensitive to market prices.

3.2	Credit risk
Credit risk is a risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade and other receivables and cash and cash equivalents held with banks.
The Groups’ exposure to credit risk is influenced mainly by the individual characteristics of each counterparty. However, Management also considers the factors that may influence the credit risk of its counterparties, including the default
risk of the industry and the country in which counterparties operate.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

The carrying value of the financial assets represents the maximum credit exposure, which is as follows:
Exposure to credit risk

In USD	2021	2020
Cash and cash equivalents	9,529,723	10,348,732
Trade and other receivables
• Corporate customers	2,366,209	2,596,637
• Individual customers	783,018	189,253
• Others	3,454,013	74,226
Current Financial assets	10,000,880	—
Advances to shareholders	—	36,091

	26,133,843	13,244,939

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

(i)	Expected credit losses on trade receivables
As at 31 December 2021 (In USD)

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	126,342	1,239,427	995,140	409,261	409,401	184,272	101,899	757,903	4,223,645
Loss rate	0%	16.05%	24.01%	31.02%	87.54%	61.60%	72.00%	98.61%	43.98%

Expected credit losses	—	198,908	238,970	126,942	358,389	113,517	73,368	747,342	1,857,436

As at 31 December 2020 (In USD)

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	824,493	552,498	299,314	171,872	213,247	86,431	44,492	331,806	2,524,153
Loss rate	16.69%	15.16%	18.48%	21.85%	45.82%	53.20%	68.70%	98.91%	32.35%

Expected credit losses	137,603	83,752	55,305	37,546	97,716	45,984	30,567	328,182	816,655

Totals of expected credit losses as a percentage of the exposure may not tie due to percentage rounding.

(ii)	Expected credit losses on customer wallet receivables
As at 31 December 2021 (In USD)

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	134,007	279,710	73,219	92,941	113,878	99,900	118,254	417,455	1,329,364
Loss rate	—	—	—	23.00%	32.00%	45.00%	63.00%	88.41%	41.10%

Expected credit losses	—	—	—	21,377	36,441	44,955	74,500	369,073	546,346

As at 31 December 2020 (In USD)

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	—	—	85,259	—	35,753	24,514	28,009	275,741	449,276
Loss rate	—	—	—	—	22.50%	31.50%	45.00%	84.01%	57.88%

Expected credit losses	—	—	—	—	8,044	7,722	12,604	231,653	260,023

Totals of expected credit losses as a percentage of the exposure may not tie due to percentage rounding.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

(iii)	Expected credit losses on other financial assets
Credit risk is managed on a Group basis. For banks and financial institutions, only independently rated parties with a minimum rating of BB+’ are accepted. The Group considers ‘low credit risk’ in relation to the bank balances as they have a low risk of default supported by high credit rating carried by a major credit rating agency. These financial institutions have a strong capacity to meet its contractual cash flow obligations in the near term.

3.3	Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities. Liquidity requirements are monitored on a daily basis and management ensures that sufficient cash and cash equivalents are available to meet their commitments for liabilities as they fall due.
The Group’s liquidity management involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.
The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to contractual maturity dates excluding the impact of netting agreements. The amounts disclosed in the table below are the contractual undiscounted cash flows.

In USD	Maturity up to one year	Maturity after one year	Total
31 December 2021
Accounts payable, accruals and other payables	19,615,435	—	19,615,435
Interest bearing loans	60,440	337,545	397,985
Convertible notes	74,606,482	—	74,606,482
Loan from related party	478,764	—	478,764
Lease liabilities	1,287,689	3,503,443	4,791,132

	96,048,810	3,840,988	99,889,798

31 December 2020
Accounts payable, accruals and other payables	1,414,995	—	1,414,995
Lease liabilities	421,084	1,056,421	1,477,505

	1,836,079	1,056,421	2,892,500

Capital risk management
The Group’s objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefit for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders or issue new shares. Management seeks to maintain a balance between higher returns and a sound capital position.

4.	Critical accounting judgments and estimates
The preparation of the Group’s consolidated financial statements in conformity with the above requirements requires Management to make certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revision to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of asset or liability affected in future periods. Such estimates and assumptions are as follows:

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

(a)	Leases

(i)	Determination of lease term
IFRS 16 requires the Group to assess the lease term as the
non-cancellable
lease term in line with the lease contract together with the period for which the Group has extension options which the Group is reasonably certain to exercise and the periods for which the Group has termination options for which the Group is not reasonably certain to exercise those termination options. The Group assesses the options to extend or terminate their leases offices in multiple locations across Egypt, Kenya, Pakistan and United Arab Emirates. Management has not assessed the lease extension term where such clauses are required to be mutually agreed between the Group and the lessor. In cases where the lease extension is solely at the discretion of the Group as a lessee, Management is reasonably certain that such leases will not be renewed beyond the non-cancellable
lease term and no extension options have been exercised.

(ii)	Discount rate
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use
asset in a similar economic environment with similar terms, security, and conditions.

(b)	Deferred tax asset
Deferred tax is recognised and provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax reflects the manner of recovery of underlying assets and is measured at the prevailing tax rates that are expected to be applied to the temporary differences when they reverse. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilized. Deferred tax assets are reviewed periodically and reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets have been recognised by a certain subsidiary of the Group on their trading losses where utilisation is probable, given that there are probable future taxable profits to offset against these losses. The Group continuously reviews the recoverability of the deferred tax asset for any significant changes to these assumptions. The details of the deferred tax asset recognised on unused tax losses is disclosed in Note 28.2.

(c)	Share-based payments
The Group issued share-based payment awards to employees starting from May 2017. While there was a mutual understanding with the employees regarding the terms of the award, its formal approval was pending, and therefore “grant date” was not achieved. The grant date will be achieved on an “exit event” which includes “merger, consolidation, sale of assets, or other change in control of the Parent Company, or otherwise in accordance with the terms of the Option Rules and the Award agreement”. However, the cost of awards is recognised in advance of the grant date, over the period services are rendered by the employees, by estimating the fair value of the equity instruments at the end of each reporting period to comply with the requirements of IFRS.
The award’s terms include a condition that the employees would be eligible to exercise their vested options only on an exit event occurring. If an employee leaves the Group before the exit event, the employee could exercise options on a pro-rata
basis (based on the length of time that the employee has served since the award was granted). The probability of an exit event occurring is a non-vesting
condition and is included in the fair value of the awards, which charge is amortised over the period services are rendered by the employees.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

(d)	ECL assumptions
The Group estimates the expected credit loss under the simplified approach using a provision matrix which applies the relevant loss rates to the outstanding trade receivable balances (i.e. an aged analysis). Different loss rates are determined depending on the number of days that the trade and other receivables are outstanding. Depending on the diversity of the end-user
base, the Group uses appropriate groupings (known as customer segments) based on homogeneous risk characteristics. The estimates mainly involve the following:

•	Determining appropriate customer segments – Estimating the risk characteristics and concluding whether a group of customers will exhibit similar loss patterns in the future;

•	Appropriateness of historical loss rates – Estimating whether the macroeconomic outlook for the prior periods is consistent with the current outlook or if any adjustment is needed;

•
Default definition
– Management defines its policy of what is considered as a default which is consistent with the internal credit risk management policy of the Group. The default definition includes the impact of qualitative factors wherever necessary; and

•
Forward-looking analysis
– Management assesses whether in the past, there has been a plausible relationship between the macroeconomic indicators and the historical loss patterns. In case there is a plausible relationship and a strong correlation, Management estimates the impact of the future economic outlook on the loss patterns based on forecasted statistics.

The Group uses a simplified approach which includes a provision matrix for large portfolio of customers which have similar risk characteristics (through ‘determining appropriate customer segments’ discussed above) to calculate expected credit losses (ECL) for trade receivables and other receivables based on the Group’s historical observed default rates, derived from the number of days past due for various customer segments that have similar loss patterns. These historical observed default rates are then adjusted for forward-looking information through the forward looking analysis discussed above.
The assessment of the correlation between historical observed default rates, forecast economic conditions and resulting ECL is a significant estimate. The amount of ECL is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default in the future.

5.	Property and equipment

In USD	Furniture, fittings and equipment	Leasehold improvements	Total
Cost
At 1 January 2020	311,182	135,154	446,336
Additions	192,976	20,009	212,985

At 31 December 2020	504,158	155,163	659,321
Additions	265,927	53,544	319,471
Acquisition through business combination (Note 7)	1,846	—	1,846

At 31 December 2021	771,931	208,707	980,638

Accumulated depreciation
At 1 January 2020	14,940	10,989	25,929
Charge for the year	109,777	13,826	123,603

At 31 December 2020	124,717	24,815	149,532
Charge for the year	163,667	18,735	182,402

At 31 December 2021	288,384	43,550	331,934

Net book value
At 31 December 2021	483,547	165,157	648,704

At 31 December 2020	379,441	130,348	509,789

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Depreciation is charged entirely to General and administrative expenses (Note 22)

6.	Intangible assets

In USD	2021	2020
Cost
At 1 January	—	—
Acquisition through business combination (Note 7)	1,002,147	—
Additions	2,222	—

At 31 December	1,004,369	—
Accumulated amortization
At 1 January	—	—
Charge for the year	15,963	—

	15,963	—

Net book value as at 31 December	988,406	—

7.	Business combination and goodwill
On 19 November 2021, the Group acquired 55% of the shares of Shotl Transportation, S.L. (“Shotl”), a mass transit platform that partners with municipalities and corporations to provide on-demand
bus and van services across Europe, Latin America and Asia-Pacific. This acquisition has been accounted for in accordance with IFRS 3 Business Combination.
The initial accounting is based on the management’s best estimate of the fair value of the assets and liabilities acquired by the Group and will be finalized within the next 12 months. The finalization of the purchase price allocation may result in a change in the fair value of assets and liabilities acquired, and accordingly a corresponding change in the goodwill. The purchase consideration and the provisional fair value of the identifiable assets and liabilities of Shotl at the date of acquisition are as follows:

In USD	Provisional fair value recognized on acquisition
Assets
Intangible Assets	1,002,147
Property and Equipment	1,846
Other assets	8,697
Trade and other receivables	365,061
Cash and cash equivalents	145,551

Total Assets	1,523,302

Liabilities
Interest-bearing loans	493,779
Loans from related parties	482,161
Trade and other payables	238,046

Total Liabilities	1,213,986

Total identifiable net assets at fair value	309,316

Non-controlling interest measured at fair value	139,643
Goodwill arising on acquisition	4,418,226

Purchase consideration	4,557,869

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

In USD	Cash flow on acquisition
Net cash acquired with the subsidiary	145,551
Cash consideration paid	(968,997)

Purchase consideration transferred	(823,446)

Purchase consideration is paid as follows:

•	$ 1 million in Pivotal Holdings (as defined in Note 34) shares at closing of the SPAC transaction;

•	A pproximately $ 0.97 million in cash at closing of acquisition;

•	approximately $ 1 million in cash 6 months after closing of the acquisition;

•	approximately $ 1 million in cash 12 months after closing of the acquisition; and

•	approximately $ 0.6 million in cash payable at the later of 18 months after closing or satisfaction of certain revenue and grants earn-out condition.
Revenue and loss contribution
The acquired business’s contribution to revenue and loss since acquisition date was insignificant to the Group.

8.	Current financial assets
During the year, the Group has entered into Convertible Promissory Note Agreements with total investment of USD 10 million (the “Notes”). The Notes have a maturity date after four months from the commencement date and, could be extended for two additional months with a prior written consent from Swvl to the issuing parties. The Notes are convertible, on the discretion of the issuing parties to number of shares, determined based on the specific scenarios outlined in the agreements. In case the parties did not convert the Notes, by written notice to the Group five business days prior to maturity date, the notes value shall be repaid to the Group.
Break-up
of the notes is following:

In USD	Commencement date	Interest	2021	2020

Investment A	24 November 2021	1.08% p.a.	5,000,880	—
Investment B	4 December 2021	0% p.a.	5,000,000	—

			10,000,880	—

9.	Trade and other receivables

	At 31 December
In USD	2021	2020
Trade receivables	4,223,645	2,524,153
Customer wallet receivables	1,329,364	449,275
Accrued income	3,038,259	889,140
Less: provision for expected credit losses	(2,403,782)	(1,076,678)

	6,187,486	2,785,890
Other receivables	415,754	74,226

	6,603,240	2,860,116

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Trade receivables are
non-interest
bearing and are generally on up to 60 days terms. It is not the practice of the Group to obtain collateral over trade receivables and are therefore, unsecured. Provision for expected credit losses for receivables consists of the following:

	At 31 December
In USD	2021	2020
Provision for expected credit losses for trade receivables	(1,857,436)	(816,655)
Provision for expected credit losses for customer wallet receivables	(546,346)	(260,023)

	(2,403,782)	(1,076,678)

The movement in provision for expected credit losses are as follows:

In USD	2021	2020
At 1 January	1,076,678	347,822
Charge during the year	1,327,104	728,856

At 31 December	2,403,782	1,076,678

10.	Prepaid expenses and other current assets

	At 31 December
In USD	2021	2020
Withholding tax receivables	634,835	—
Prepaid expenses	272,312	203,024
Advances to suppliers	186,120	21,646
Others	9,722	—

	1,102,989	224,670

11.	Cash and cash equivalents
For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	At 31 December
In USD	2021	2020
Cash on hand	3,410	—
Cash at banks	4,083,466	7,648,482
Cash sweep account (*)	5,451,238	2,700,250
Bank overdraft	(8,391)	—

	9,529,723	10,348,732

*
Cash sweep account consists of highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash with 24 hours’ notice with no loss of interest. These investments generate interest and dividend income as disclosed in Note 26. The average rate of interest and dividend income represented are insignificant.

12.	Share capital
The authorised share capital of the Parent Company consists of 62,202 shares at 31 December 2021 (31 December 2020: 62,202 shares) of no par value.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

12.1	Authorised and issued share capital

	At 31 December
	2021		2020
	Authorised	Issued	Authorised	Issued
Common A shares	15,000	12,666	15,000	12,666
Common B shares	3,936	552	3,936	552
Class A shares	5,555	5,555	5,555	5,555
Class B shares	7,756	7,756	7,756	7,756
Class C shares	8,186	8,186	8,186	8,186
Class D shares	14,799	14,799	14,799	14,799

Class D-1 shares	6,970	6,970	6,970	6,970

	62,202	56,484	62,202	56,484

12.2	Rights of share classes
Common Shares A and Common Shares B are ordinary shares, with the exception that Common Shares B are non-voting.
Class A, Class B, Class C, Class D, and
Class D-1
shares are preferred shares that are (i) convertible into Common Shares A at the respective Conversion Ratio at any time, (ii) have a liquidation preference, and (iii) have the right to participate in non-liquidation
asset distribution events.
The holders of Class A, Class B, Class C, Class D and
Class D-1
convertible preference shares may convert their shares into common share A at any time following the date of issuance at the then applicable conversion rate. The current conversion rate for all classes of preference shares is 1:1.
Any of the following shall be treated as a liquidation event of the Company: (i) the liquidation, dissolution or winding up of the Company or any of its subsidiaries; (ii) a Merger or consolidation (in which members of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring Company) and a sales, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

12.3	Movement in share capital, subscribed and paid-up capital

	Number of shares	Total value in USD
Balance as at 1 January 2020	49,514	62,504,145
Issuance of shares – Class D-1	6,970	26,377,572

Balance as at 31 December 2020	56,484	88,881,717

Balance as at 31 December 2021	56,484	88,881,717

13.	Employee share scheme reserve
The Group issued share-based payment awards to employees starting May 2017 to select employees. While there was a mutual understanding with the employees regarding the terms of the award, and the formal approval was pending. In June 2019, the Board of Directors adopted a draft version of Swvl Inc’s 2019 Share Option Plan (the Plan) and a draft version of the sample award agreement for granting of options to employees as identified by the Management, up to 3,936 shares. The Board of Directors also ratified all awards issued prior to its adoption of draft documents. Although the formal terms and conditions were subsequently approved by the Board of Directors in July 2021, the grant date will be achieved when these are communicated and clarified with the employees. However, employees have rendered services to the Group based on mutual understanding, and this counts towards employees meeting their service conditions.
Under the Plan, 25% of the options vest annually from the issue date. These options are exercisable up to 10 years from the issue date, but only if an “exit event” as defined in the Plan occurs. An employee that leaves the Group before an exit event has occurred could exercise options on a pro-rata
basis (based on the length of time that the employee has served since the award was granted).

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

When exercisable, each option is convertible into one Common Share B. The exercise price of the options is based on the fair value of shares as determined in the immediately previous round of financing.

	2021		2020
	Average exercise price per share Option	Number of options	Average exercise price per share option	Number of options
	USD		USD
At 1 January	3,478	2,958	2,203	1,926
Issued during the year (i)	2,567	3,874	3,559	2,267
Exercised during the year (ii)	—	—	—	(552)
Forfeited during the year	3,032	(1,193)	2,961	(683)

At 31 December	2,430	5,639	3,478	2,958

Vested and exercisable	2,254	3,416	1,894	585

(i)
Since the grant date is achieved only in the future on the “exit event” while the vesting period commences when awards are issued to employees, the disclosure considers “number of awards issued” in place of “number of awards granted”.

(ii)	The weighted average share price at the date of exercise of options exercised during the year ended 31 December 2021 was $0 (31 December 2020 – $0).
Share options outstanding at the end of each year have the following expiry date and exercise prices:

	At 31 December
	2021	2020
Number of options	5,639	2,958

Range of exercise price	$0 - $5,100	$540 - $3,781

Range of expiry dates	April 2027 – September 2031	January 2030 – December 2030

Weighted average remaining contractual life (in years)	7.97	8.95

Since the grant date is not achieved, the options are fair valued using an estimate of fair value of options on equity at the end of each reporting period using Monte Carlo simulation that takes into account the exercise price, the term of the option, the impact of dilution (where material), the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the option, and the correlations and volatilities of the peer group companies. The fair value of the options was as follows:

Strike price	At 31 December
	2021	2020
$0	13,100	2,353.60
$540	—	2,121.06
$645	—	2,075.66
$1,861	11,357	1,552.37
$2,844	10,515	1,160.23
$3,781	9,780	878.90
$5,100	8,852	—

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Total expenses arising from share-based payment transactions recognised in the consolidated statement of comprehensive income as part of employee benefit expense was USD 33.6 million for the year ended 31 December 2021 (USD
 2.8
million and USD 0.4 million for the years ended 31 December 2020 and 31 December 2019, respectively).
The following assumptions are used in calculating the fair values of the options:

Particulars	At 31 December
	2021	2020
Expected weighted average volatility (%)	50%	60%
Expected dividends (%)	0%	0%
Expected term (in years)	1.25	1.25
Risk free rate (%)	1.12%	0.10%
Market price	$13,430.0	$2,353.6
The volatility has been measured as the standard deviation of quoted share prices of comparable peer entities over the last one year from each respective/expected grant date.

14.	Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income, as described in Note 2.6 (iii), and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.
The following table represents the movement of the foreign currency translation reserve during the year:

In USD	Foreign currency reserve
At 1 January 20 19	14,183
Currency translation difference	1,154,625
At 31 December 2019	1,168,808
Currency translation difference	(308,434)

At 31 December 2020	860,374
Currency translation difference	(409,511)

At 31 December 2021	450,863

15.	Derivatives liabilities
At 31
December 2021, embedded derivatives of USD 44.3 million (31 December 2020: Nil) have been
recognised as current liabilities. Embedded derivatives are related to the put option embedded in the convertible notes agreement, which represent an obligation on the Group to deliver variable number of shares upon the conversion event. Please refer to (Note 32) for further details.
A fair value loss for the year ended 31 December 2021 amounted to USD 44.3 million (2020: Nil) and has been recorded in finance cost (Note 27).

16.	Convertible notes

	At 31 December
In USD	2021	2020
Convertible Notes A	29,106,482	—
Convertible Notes B	45,500,000	—

	74,606,482	—

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Convertible Notes A
During the year ended 31 December 2021, the Parent Company issued convertible notes, in an aggregate principal amount of USD 27.7 million with a maturity date of 5 September 2022, convertible either into common or preferred shares of the Parent Company upon maturity or immediately prior to a merger or consolidation with a special purpose acquisition company depending on certain criteria detailed in the convertible notes’ agreements. However, in connection with the Parent Company’s proposed business combination with Queen’s Gambit Growth Capital, immediately prior to the consummation of the business combination (as further described in (Note 34) such convertible notes will convert into the right to receive Class A ordinary shares, par value $0.0001 per share of Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of the Parent Company. These notes will convert unless they are repaid together with accrued interest with the prior written consent of “Majority in Interest” comprising of majority holders that are unaffiliated to the Group. The Parent Company intends to use the net proceeds from the issue of the convertible notes for general corporate purposes as well as to finance strategic opportunities which may arise.
The interest rate varies to be (i) a rate of 12% per annum from the date of issuance of each convertible note, until the date on which the aggregate principal amount raised by the Parent Company reaches the predetermined benchmark, and (ii) at any time thereafter, and in respect of all amounts raised by the Parent Company, a rate of 6.5% per annum.
The conversion ratios for these notes would depend on the event leading to their conversion. Unless the Group conducts a Qualified Equity Financing Event, a Corporate Transaction, an IPO or a SPAC Transaction, all of which are defined in the term-sheet, the notes would convert on maturity using a conversion price derived from a prescribed valuation cap on fully diluted capitalisation on conversion date. Since the management considers the SPAC Transaction likely to occur, it has used a conversion price prescribed for such event while calculating the fair value of the embedded derivatives.
During the year, accrued interest charges amounted to USD 1.4 million (2020: Nil) (Note 27).
Convertible Notes B
During the year, certain PIPE investors have
pre-funded
to the Group a portion of USD 45.5 million of the aggregate PIPE subscription raised in connection with the proposed business combination, in a form of convertible notes. The “PIPE” is a fully committed private placement of common shares of the combined company. At the closing of the Group’s business combination with the SPAC, each exchangeable note will be automatically exchanged for shares of the combined company at an exchange price of USD 8.50 per share. Upon the issuance of the exchangeable notes, the amount pre-funded
by each participating investor reduces their remaining respective commitment in the PIPE. These notes doesn’t bear interest.

17.	Interest-bearing loans

	At 31 December
In USD	2021	2020
Loan A	341,130	—
Loan B	56,855	—

	397,985	—

Loan A:
On 15 May 2020, Shotl Transportation (the Subsidiary) has entered into an agreement of loan facility with European bank (Cajamar bank) to support its operations. The loan nominal value is amounted to EUR 300,000. The loan carries variable interest rate of 1.85% plus EURIBOR per annum. The loan will be repaid on 48 equally monthly instalments. The maturity date has been extended for
12-month
period to end on 5 May, 2026 due to COVID 19 pandemic.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Loan B:
On 12 February 2021, Shotl has entered into an agreement of loan facility with European bank (Santander Bank) to support its operations. The loan nominal value is EUR 50,000. The loan carries fixed interest rate of 3.6% per annum. The loan will be repaid in 48 equally monthly instalments. The loan will be matured on 12 February 2026.
Classification of loans as current and
non-current
is as follows:

	At 31 December
In USD	2021	2020
Non-current	337,545	—
Current	60,440	—

	397,985	—

18.	Accounts payable, accruals and other payables

	At 31 December
In USD	2021	2020
Financial items
Accounts payables	5,176,759	1,057,599
Accrued expenses	9,008,969	31,727
Deferred purchase price	3,618,902	—
Captain payables	1,249,948	289,426
Advances from customers	52,307	—
Other payables	560,857	36,243

	19,667,742	1,414,995
Non-financial items
Advances from individual customers (e-wallets) (i)	3,938,712	2,523,608

Total accounts payable, accruals and other payables	23,606,454	3,938,603

(i)	Advances from individual customers (e-wallets) are used by customers against future bookings, therefore, the Group does not expect to repay these amounts.

19.	Lease liabilities and right-of-use assets
The Group’s lease environment includes rental of office space across different locations of operation in
Egypt
, Kenya, Pakistan, and United Arab Emirates.
Office leases
The Group has leased office space across different locations of operations with lease terms ranging from 1 – 5 years. The Group has determined the non-cancellable
lease term for individual leases based on the requirements under IFRS 16 and considering the options available to extend the lease agreement or not to terminate the lease agreements.
Lease term
The Group’s contractual arrangements with the lessors generally contain lease term extension and early termination options that are to be mutually agreed upon between the lessor and the Group. Certain other leased office spaces contractually allow the lease agreement to be extended or terminated beyond the non-cancellable
period solely upon the Group’s discretion.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Low value leases
The Group has not identified any low value leases for the year ended 31 December 2021 and 31 December 2020.

1 9 .1	Right-of-use assets

	At 31 December
In USD	2021	2020
Balance as at 1 January	863,645	1,110,486
Additions during the year	3,737,469	116,968
Depreciation charge for the year	(541,218)	(363,809)

Balance as at 31 December	4,059,896	863,645

1 9 .2	Lease liabilities

	At 31 December
In USD	2021	2020
Balance as at 1 January	928,583	1,147,309
Additions during the year	3,716,327	116,968
Accretion of interest	140,184	83,804
Repayments	(622,573)	(419,498)

Balance as at 31 December	4,162,521	928,583

Maturity analysis

	At 31 December
In USD	2021	2020
Less than one year (current)	1,201,204	302,719
One to five years (non-current)	2,961,317	625,864

Lease liabilities as at 31 December	4,162,521	928,583

Amounts recognised in the consolidated statement of comprehensive income:

	At 31 December
In USD	2021	2020
Interest expense on lease liabilities	(140,184)	(83,804)
Depreciation for right-of-use assets	(541,218)	(363,809)

	(681,402)	(447,613)

20 .	Revenue

20 .1	Disaggregation of revenue from contracts with customers
The Group derives its revenue principally from
end-users
who use the Group’s platform to access routes predetermined by the Group. The Group derives revenue from the transfer of services at a point in time. This level of disaggregation takes into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

	For the year ended 31 December
In USD	2021	2020	2019
Business to customers	18,744,932	6,642,609	5,953,186

Business to business – SaaS	8,535	—	—
Business to business – TaaS	19,591,786	10,669,677	6,398,360

	19,600,321	10,669,677	6,398,360

	38,345,253	17,312,286	12,351,546

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

20 .2	Revenue by geographical location
The following table presents the Group’s revenue reconciliation disaggregated by geographical location. Revenue by geographical location is based on where the transaction occurred.

	For the year ended 31 December
In USD	2021	2020	2019
Egypt	25,011,807	14,981,243	12,010,701
Pakistan	10,391,287	1,502,884	154,818
Kenya	1,873,051	824,656	186,027
Others	1,069,108	3,503	—

	38,345,253	17,312,286	12,351,546

The Group has no contract assets, liabilities balances, and has unbilled revenue of USD 3 million (2020: USD 0.9 million).

2 1 .	Cost of sales

	For the year ended 31 December
In USD	2021	2020	2019
Captain costs	(47,795,494)	(23,720,753)	(31,287,527)
Captain bonuses	(1,083,977)	(1,159,717)	(2,326,497)
Captain deductions	670,472	569,008	1,209,819
Tolls and fines	(714,204)	(2,102,242)	(1,379,329)

	(48,923,203)	(26,413,704)	(33,783,534)

2 2 .	General and administrative expenses

	For the year ended 31 December
In USD	2021	2020	2019
Staff costs (Note 24)	(53,269,597)	(11,257,729)	(4,110,436)
Professional fees	(8,775,977)	(1,603,846)	(1,487,090)
Technology costs	(3,783,868)	(1,033,047)	(708,308)
Customer experience costs	(1,856,056)	(104,743)	(264,903)
Travel and accommodation	(1,428,566)	(394,572)	(67,482)
Rent expense	(720,462)	(130,532)	(192,898)
Expansion expenses	(387,037)	(35,704)	(421,700)
Depreciation of property and equipment (Note 5)	(182,402)	(123,603)	(20,276)
Depreciation of right-of-use assets (Note 19.1)	(541,218)	(363,809)	(232,791)
Insurance	(521,876)	(202,840)	—
Outsourced employees expense	(437,478)	(517,695)	(59,242)
Entertainment	(187,776)	(39,789)	(56,346)
Utilities	(271,436)	(631,360)	(267,445)
Foreign exchange losses	(628,061)	(8,430)	54,079
Amortization of intangible assets (Note 6)	(15,963)	—	—
Bank charges	(8,052)	(54,613)	(50,450)
Other expenses	(1,703,121)	(2,081,423)	(2,872,249)

	(74,718,946)	(18,583,735)	(10,757,537)

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

2 3 .	Selling and marketing expenses

	For the year ended 31 December
In USD	2021	2020	2019
Growth marketing expenses	(7,948,629)	(2,418,005)	(3,908,499)
Staff costs (Note 24)	(3,385,887)	(1,297,236)	(527,210)
Offline marketing expenses	(2,217,968)	(928,431)	(3,542,096)
Referrals	(162,754)	(83,743)	(45,460)
Stamp taxes on marketing activities	—	—	(324,379)

	(13,715,238)	(4,727,415)	(8,347,644)

2 4 .	Staff costs

	For the year ended 31 December
In USD	2021	2020	2019
Salaries and other benefits	(22,387,850)	(9,561,459)	(4,204,302)
Share-based payments charges (Note 13)	(33,611,231)	(2,828,995)	(433,344)
Employee end of service benefits	(656,403)	(164,511)	—

	(56,655,484)	(12,554,965)	(4,637,646)

Staff costs are allocated as detailed below:

	For the year ended 31 December
In USD	2021	2020	2019
General and administrative expenses (Note 22)	(53,269,597)	(11,257,729)	(4,110,436)
Selling and marketing expenses (Note 23)	(3,385,887)	(1,297,236)	(527,210)

	(56,655,484)	(12,554,965)	(4,637,646)

2 5 .	Other expenses, net

	For the year ended 31 December
In USD	2021	2020	2019
Non-recoverable VAT and other indirect taxes	(185,304)	(236,795)	(49,715)
Others	8,237	(8,633)	(11,585)

	(177,067)	(245,428)	(61,300)

2 6 .	Finance income

	For the year ended 31 December
In USD	2021	2020	2019
Interest income	128,421	546,872	303,753
Dividend income	53,755	42,878	53,108

	182,176	589,750	356,861

Interest and dividend income are generated from the Group’s cash sweep account and short-term treasury bills as disclosed in Note 11.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

2 7 .	Finance cost

	For the year ended 31 December
In USD	2021	2020	2019
Change in fair value of embedded derivatives	(44,330,400)	—	—
Interest expense on convertible notes	(1,400,067)	—	—
Lease finance charges (Note 19.2)	(140,184)	(83,804)	(70,637)
Interest expense	(2,653)	—	—

	(45,873,304)	(83,804)	(70,637)

2 8 .	Taxes

2 8 .1	Components of provision for income taxes
The Group did not incur income tax expenses for the years ended 31 December 2021 and 2020 as it has not generated taxable income. The components of the provision for income taxes were as follows:

	For the year ended 31 December
In USD	2021	2020	2019
Income tax benefit	4,718,036	3,155,704	5,378,552

	4,718,036	3,155,704	5,378,552

2 8 .2	Deferred tax asset
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Group’s deferred tax assets is resulted from the carried forward tax losses from current and previous year which are expected to be recoverable once the group is able to generate taxable income in future periods. The movement of deferred tax assets during the year was as follows:

	At 31 December
In USD	2021	2020
At 1 January	9,913,707	6,758,003
Additional deferred tax credit	4,718,036	3,155,704

At 31 December	14,631,743	9,913,707

2 8 .2.1	Egypt – Deferred tax asset recognised
The Group’s Egyptian subsidiary (Swvl for Smart Transport Applications and Services LLC) has incurred net taxable losses in the previous years of approximately USD 20.97 million, USD 12.2 million, USD 23.7 million and USD 4.6 million for the years ended 31 December 2021. 2020, 2019 and 2018 respectively. Management believes it is probable that the deferred tax benefit from these unused tax losses will be recoverable based on future tax plans and projected taxable profits and has accordingly recognised the amounts in these consolidated financial statements.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

2 8 .2.2	Deferred tax asset not recognised
The Group’s subsidiaries in Kenya, Pakistan, Jordan, Kingdom of Saudi and Spain also incurred tax losses, however Management believes that it is not probable that it will recover the deferred tax benefits of each respective country and have accordingly not considered their tax losses in the deferred tax assets calculations. These unused tax losses expire in the following manner:

In USD	Expire within 5 years	Expire in 5-10 years	Expire in more than 10 years	Total
Swvl Pakistan (Private) Ltd. (Pakistan)	3,398,579	5,336,079	—	8,734,658
Swvl NBO Limited (Kenya)	—	—	2,852,254	2,852,254
Swvl Technologies Ltd. (Kenya)	—	—	3,442,662	3,442,662
Smart Way Transportation LLC (Jordan)	424,030	—	—	424,030
Swvl Saudi for Information Technology (Saudi)	—	—	619,532	619,532
Shotl Transportation, S.L. (Spain)	—	—	87,138	87,138

	3,822,609	5,336,079	7,001,586	16,160,274

2 8 .3	Relationship between tax expense and accounting profit
The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the Group’s applicable tax rate as follows:

	At 31 December
In USD	2021	2020	2019
Loss before tax	(146,207,433)	(32,880,906)	(40,637,953)
Effect of unused losses*	124,136,838	18,855,555	16,733,276
Remeasurement of deferred tax asset	—	(421,725)	(144,092)
ECL provision	1,096,696	510,153	316,878
Accounting depreciation	30,517	19,412	12,381
Tax depreciation	(25,665)	(107,840)	(185,167)

Taxable losses	(20,969,047)	(14,025,351)	(23,904,677)
Tax rate	22.5%	22.5%	22.5%

	(4,718,036)	(3,155,704)	(5,378,552)

*
Unused losses refer to the losses incurred in Swvl Inc. and UAE, since these losses are not subject to income tax. In addition, for the losses incurred in Kenya, Pakistan, Jordan, KSA and Spain, since Management believes that it is not probable that it will recover the deferred tax benefits of each respective country, it was included within unused losses.

2 9 .	Loss per share
Basic loss per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential ordinary shares during the period.
The Company’s Class A Preferred Shares, Class B Preferred Shares, Class C Preferred Shares, Class D Preferred Shares and
Class D-1
Preferred Shares being together referred to as the “Company’s Preferred Shares” together with the Company Common Shares A and the Company Common Shares B being together referred to as the “Company’s ordinary Shares”).

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Potential ordinary shares which are based on the weighted-average ordinary shares underlying outstanding stock options, restricted stock units, restricted stock awards, and other contingently issuable shares, and exchangeable notes and computed using the treasury stock method or the if-converted
method, as applicable, are included when calculating diluted loss per share when their effect is dilutive. As at 31 December 2021, there is no dilutive effect on the basic loss per share of the Group. The computation of loss per share for the respective periods is as follows:

	At 31 December
In USD (except share information)	2021	2020	2019
Loss for the year attributable to equity holders of the Parent Company	(141,416,132)	(29,725,202)	(35,259,401)

Weighted average number of ordinary shares outstanding during the year	56,484	55,300	43,591

Loss per share – basic	(2,504)	(538)	(809)

Loss per share – diluted	(2,504)	(538)	(809)

Since the Group was in a loss position for the years ended 31 December 2021, 2020 and 2019, basic net loss per share was the same as diluted net income per share for the years presented. The potentially dilutive vested employee stock options (Note 13) and exchangeable convertible notes were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the years presented, and the issuance of such shares is contingent upon the satisfaction of certain conditions which were not yet satisfied by 31 December 2021, 2020 and 2019.

30 .	Related party transactions and balances
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties include associates, parent, subsidiaries, and key management personnel or their close family members. The terms and conditions of these transactions have been mutually agreed between the Group and the related parties. To determine significance, the Group considers various qualitative and quantitative factors including whether transactions with related parties are conducted in the ordinary course of business.
Interest in subsidiaries:
The details of interests in the subsidiaries with whom the Group had entered into transactions or had agreements or arrangements in place during the year are disclosed in Note 1 of the consolidated financial statements.
Compensation of key management personnel:
Key management personnel of the Group comprise the directors and senior management of the Group.

	At 31 December
In USD	2021	2020
Short-term employee benefits	1,287,379	652,175
Provision for end of service benefits	99,487	32,399
Share-based payments	13,360,206	829,746

	14,747,072	1,514,320

No. of key management	7	6

Transactions with related parties:
Details of transactions with related parties during the year, other than those which have been disclosed elsewhere in these consolidated financial statements, are as follows:

	At 31 December
In USD	2021	2020
(Repayment)/advances to shareholders	(36,091)	36,091

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Balances with related parties:
The following balances are outstanding at the end of the reporting period in relation to the above transactions with related parties:

	At 31 December
In USD	2021	2020
Convertible notes - key management personnel	100,000	—
Advances to shareholders	—	36,091

The advances to shareholders outstanding at year end are unsecured, interest free, payable on demand and have been subsequently settled in cash. No impairment charge has been recognised during the year ended 2021 and 2020 in respect of amounts owed by related parties.
Short-term loans to related parties:
Short term loans to related parties related to the acquisition of Shotl Transportation during the year by The Group (Note 7).

	At 31 December
In USD	2021	2020
Sister company
Routebox Technologies SL	84,039	—

Shareholders of Shotl Transportation SL
Camina Lab SL	323,338	—
Marfina SL	71,387	—

	394,725	—

	478,764	—

On 31 December 2020, Shotl transportation has entered into an agreement with a related party Routbox Technologies SL of loan facility amounted to EUR 72,636. The loan carries fixed interest rate of 1.75% per annum. The loan will mature on 6 May 2022.
On 1 May 2020, Shotl transportation has entered into an agreement with a related party Camina Lab SL of loan facility amounted to EUR 275,489. The loan carries fixed interest rate of 1.75% per annum. The loan will mature on 6 May 2022.
On 1 May 2020, Shotl transportation has entered into an agreement with a related party Marfina SL of loan facility amounted to EUR 60,000. The loan carries fixed interest rate of 1.75% per annum. The loan will mature on 6 May 2022.

3 1 .	Financial instruments by category
Financial assets as per statement of financial
position

	At 31 December
In USD	2021	2020
At fair value
Current Financial assets	10,000,880	—

At amortised cost
Trade and other receivables	6,603,240	2,860,116
Advances to shareholders	—	36,091
Cash and cash equivalents	9,529,723	10,348,732

	16,132,963	13,244,939

	26,133,843	13,244,939

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Financial liabilities as per statement of financial position

	At 31 December
In USD	2021	2020
At amortised cost
Accounts payable, accruals and other payables excluding non-financial items (i)	19,615,435	1,414,995
Convertible notes	74,606,482	—
Derivatives liabilities	44,330,400	—
Interest bearing loans	397,985	—
Loan from related party	478,764	—
Lease liabilities	4,162,521	928,583

	143,591,587	2,343,578

(i)	Non-financial items include advances from individual customers (e-wallets) and advances from customers as disclosed in Note 18.

3 2 .	Fair value of financial instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.
The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
A fair value measurement of a
non-financial
asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.
In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:
Level 1: quoted market price (unadjusted) in an active market for identical assets or liabilities that the entity can access at the measurement date.
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability; either directly or indirectly.
Level 3: inputs that are unobservable inputs for the asset or liability.
The carrying amounts of the financial assets and financial liabilities approximate their fair values.
The Group’s measurement of embedded derivatives are classified in Level 3 using valuation technique inputs that are not based on observable market data. The significant unobservable inputs used in the fair value measurements, together with a quantitative sensitivity analysis are presented below: The significant unobservable input for valuation of embedded derivatives is the Discount for Lack of Marketability (“DLOM”) of underlying equity shares

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

of the Parent Company. The Management has considered a DLOM of 30% for calculating the fair value of the Parent Company’s equity shares. A range of inputs are considered while concluding the DLOM for this purpose by management, which includes but not limited to, use of various put option pricing models such as the Finnerty Model, Asian Put Model and the Chaffe Model. Management also considers liquidity date assumptions, implied volatilities of a portfolio of comparable companies after making suitable necessary adjustments, among other factors to arrive at the DLOM. Management considers 20% to 36% to reflect reasonably possible range for alternative assumptions of DLOM while estimating fair value of the Parent Company’s equity shares. A change in DLOM% would have an inverse relationship to the fair value of the embedded derivative, i.e., a higher DLOM would lead to reduction in the fair value of the embedded derivative. A shift (+/-) of 1% in DLOM would therefore change the fair value (inversely) of the embedded derivative by USD 0.80 million with the resultant impact on the statement of profit or loss.

3 3 .	Segment information
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the CODM in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one reportable segment.
The Group operates in multiple geographical locations namely in Egypt, Kenya, Pakistan, United Arab Emirates, Saudi, Jordan and Malaysia. The Parent Company is domiciled in British Virgin Islands.

3 4 .	Subsequent events

3 4 .1	Changes to PIPE
On 12 January 2022, the Group issued convertible note for an amount of $20 million to a PIPE investor as pre-funded
subscription. The convertible note shall be exchanged for a number of new Swvl’s Common Shares A at an exchange price of $9.10 per share. Upon the issuance of the exchangeable notes, the amount pre-funded
by the PIPE investor reduces their remaining respective commitment in the PIPE. This note doesn’t bear interest.
On 30 January 2022, following the termination of the forward purchase agreement between SPAC and an investor, the Group terminated the subscription agreement in the amount of $2 million with the same investor.
On 31 January 2022, the Group has entered into a new convertible note agreement with an investor increasing the PIPE by USD 1 million as pre-funded subscription. The convertible note shall be exchanged for a number of new Swvl’s Common Shares A at an exchange price of $9.10 per share. Upon the issuance of the exchangeable notes, the amount pre-funded
by the PIPE investor reduces their remaining respective commitment in the PIPE. This note doesn’t bear interest.
On 11 March 2022, the Group issued convertible notes for an amount of $1.8 million and to a PIPE investor as pre-funded
subscription. The convertible note shall be exchanged for a number of new Swvl’s Common Shares A at an exchange price of $9.10 per share. Upon the issuance of the exchangeable notes, the amount pre-funded
by the PIPE investor reduces their remaining respective commitment in the PIPE. This note doesn’t bear interest.
On 23 March 2022, the Group issued convertible note for an amount of $2.7 million $0.9 million to PIPE investors as pre-funded
subscription. The convertible notes shall be exchanged for a number of new Swvl’s Common Shares A at an exchange price of $9.10 per share. Upon the issuance of the exchangeable notes, the amount pre-funded
by the PIPE investor reduces their remaining respective commitment in the PIPE. These notes don’t bear interest.

3 4 .2	Acquisition of controlling interest in an Argentina-based mass transit platform provider
On 14 January 2022, the Group acquired a 51% controlling interest in Viapool Inc, (“Viapool”) a company incorporated under the laws of the State of Delaware, pursuant to the signed stock purchase agreement. Viapool is engaged in the development, implementation and commercialization of new mobility and transport systems, including different services and connecting travellers with buses and private cars in Argentina.

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

The total value of the purchase consideration is approximately $4.5 million in cash and shares as follows:

•	$1 million in cash, paid by the Group at closing date of the acquisition;

•	$ 0.5 million in new Swvl’s Common Shares A or in cash if the de-SPAC process has been definitively terminated;

•	$2.5 million in cash, payable ten business days counted as from the earlier of (a) March 31, 2022, or (b) the Completion of the de-SPAC process; and

•	Maximum of $0.5 million in cash, payable subject to achieving certain revenue level as outlined in the stock purchase agreement.
The Company still assessing the accounting treatment and fair value of net assets acquired in relation to the acquired controlling interest.

34.3	Enter into Sale and Purchase agreement of Door2Door GMBH
On March 24, 2022, we announced a definitive agreement to acquire a controlling interest in Door2DoorGmbH, a high-growth mobility operations platform that partners with municipalities, public transit operators, corporations, and automotive companies to optimize shared mobility solutions across Europe. The closing of the door2door transaction is subject to customary closing conditions and is expected to be completed in by June 30, 2022.

34.4	Consummated reverse recapitalization with Queen’s Gambit
On March 31, 2022 (the “Closing Date”), the Company consummated a business combination (the “Closing”) with Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“Queen’s Gambit”), where Queen’s Gambit merged through multiple transactions with a wholly owned subsidiary of Swvl Inc.
As a result of the Mergers and the other transactions contemplated by the Business Combination Agreement, the merged Queen’s Gambit Surviving Company and Swvl, Inc. will each become wholly owned subsidiaries of Swvl Holdings Corp (Formerly known as “Pivotal Holdings Corp”), a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands.
Swvl Holdings Corp articles authorize the issuance of up to 555,000,000 shares, consisting of (a) 500,000,000 Class A Ordinary Shares and (b) 55,000,000 preferred shares. All outstanding Class A Ordinary Shares are fully paid and non-assessable.
To the extent they are issued, certificates representing Class A Ordinary Shares are issued in registered form. All options, regardless of grant dates, will entitle holders to an equivalent number of Class A Ordinary Shares once the vesting and exercising conditions are met.
At the closing date, Pivotal Holdings Corp changed its name to Swvl Holdings Corp and the securityholders of Queen’s Gambit and Swvl, Inc. will become securityholders of Swvl Holdings Corp (“New Swvl”). Subsequent to the closing of the Business Combination, there were 118,496,102 Class A Ordinary Shares with par value of $0.0001 per share that were outstanding and issued. There are also 17,433,333 Warrants outstanding, each exercisable at $11.50 per one Class A Ordinary Share, of which 11,500,000 are public warrants (“Public Warrants”) listed on Nasdaq and 5,933,333 private placement warrants (“Private Warrants”).
Pursuant to the terms of the business combination agreement, at the closing date, among other things, each shareholder of Swvl’s outstanding a) Common Shares A, b) Common Shares B”) and c) Class A, B, C, D and
D-1
preferred shares shall receive approximately 1,509.963 shares of new Swvl’s common shares A and the contingent right to receive certain Earnout Shares (as defined below), for each share of the Company’s common shares, par value $0.0001 per share in exchange of original shares.
Concurrently at the closing date, each outstanding and unexercised option (vested or not) to purchase Swvl’s Common Shares B (each, a “Swvl Option”), were converted to an option to purchase approximately 1,509.963 new Swvl’s common Shares A and the contingent right to receive certain Earnout restricted Stock Units (“Earnout RSUs”) at an exercise price per option equal to (x) the exercise price per option divided by (y) the Exchange Ratio.
In addition, pursuant to the terms of the business combination agreement, at the closing date, each outstanding Queen’s Gambit Warrant were automatically assumed and converted into a new Warrant to acquire new Swvl’s Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former Queen’s Gambit Warrants.
During the time period between the Closing Date and the five-year anniversary of the Closing Date (“Earnout Period”), Eligible Swvl Shareholders may receive up to 15 million additional shares of New Swvl’s Common Shares A (the “Earnout Shares”) in the aggregate in three equal tranches of 5 million shares if the volume-weighted average closing sale price of our Common Stock is greater than or equal to $12.50, $15.00 and $17.50 for any 20 trading days within any 30 consecutive trading day period (“Trigger Events”) (or an earlier Change of Control event).

Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements for the years ended 31 December 2021 and 2020
(continued)

Effective Time, which will be subject to potential forfeiture, and which will be able to be settled in Holdings Common Shares A upon the occurrence of the applicable Earnout Triggering Events (or an earlier Change of Control event).
The portion of such Holdings Common Shares A issuable to Eligible Swvl Shareholders who hold Swvl Options will instead be issued to such holders as Earnout RSUs at the Company Merger
In addition and concurrently with the Closing, PIPE investors purchased and/or automatically converted an existing Swvl exchangeable notes to an aggregate of 12,188,711 shares of New Swvl’s Common Shares with an aggregate proceeds of $111.5 million.
The Company’s Common Stock and Public Warrants have commenced trading on the Nasdaq Stock Exchange (“Nasdaq”) under the symbols “SWVL” and “SWVLW” on March 31, 2022, subject to ongoing review of the Company’s satisfaction of all listing criteria following the Business Combination.
During the year, the Group has incurred costs related to the transaction between the Parent Company and Queen’s Gambit Growth Capital of $7,355,404 (2020: $0). The incurred costs include registration and other regulatory fees, amounts paid to legal, accounting and other professional advisers.