Form 20-F
period 2022-12-31
Swvl Holdings Corp
filed 2023-10-31
CIK 1875609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Mostafa Kandil

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

Telephone Number: +971 42241293

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0025 per share	SWVL	The Nasdaq Capital Market
Warrants	SWVLW	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2022: 5,561,043 Class A Ordinary Share and 17,433,253 warrants.

Outstanding as of October 30, 2023: 6,791,605 Class A Ordinary Shares and 17,433,253 warrants.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by		Other ☐
	the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

SWVL HOLDINGS CORP

i

INTRODUCTION

On March 31, 2022, Swvl Holdings Corp (“Holdings”), formerly known as Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands, consummated the transactions contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated as of July 28, 2021, as amended, by and among Holdings, Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Swvl”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of Holdings (“Cayman Merger Sub”) and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of SPAC (“BVI Merger Sub”), pursuant to which Swvl became a wholly owned subsidiary of Holdings. On April 1, 2022, Swvl’s ordinary shares (“Ordinary Shares”) and public warrants (“Warrants”) (together, the “Swvl Securities”) began trading on the Nasdaq Global Market under the symbols “SWVL” and “SWVLW”, respectively. In July 2023, Swvl received approval from the Nasdaq Stock Market LLC of its request to transfer the listing of its Ordinary Shares and Warrants to the Nasdaq Capital Market from the Nasdaq Global Market, and effective July 19, 2023, the Ordinary Shares and Warrants are traded on the Nasdaq Capital Market.

Unless otherwise stated or the context otherwise requires, for the purposes of this Report, “Swvl”, “we”, “us”, “our”, or the “Company” refer to the business of Holdings and its subsidiaries.

In addition, on January 25, 2023, Swvl implemented a one-for-25 reverse stock split of its Ordinary Shares. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to in this annual report on Form 20-F give effect to the reverse stock split.

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

FREQUENTLY USED TERMS

Unless the context otherwise requires, references in this Report to:

●	“B2B” are to “business to business”;
●	“B2C” are to “business to consumer”;
●	“bookings” are to seats that have been reserved by riders on a ride;
●	“Business Combination Agreement” are to that certain Business Combination Agreement, dated as of July 28, 2021, by and among Swvl Inc., SPAC, Holdings, Cayman Merger Sub and BVI Merger Sub, as amended;
●	“Business Combination” are to the transactions effected by the Business Combination Agreement;
●	“BVI” are to the British Virgin Islands;
●	“BVI Companies Act” are to the BVI Business Companies Act (As Revised);
●	“captains” are to drivers using Swvl’s platform;
●	“Exchange Act” are to the Securities Exchange Act of 1934;
●	“Holdings” are to Swvl Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands, formerly known as Pivotal Holdings Corp, and unless otherwise stated or the context otherwise requires, for the purposes of this Report, “Swvl”, “we”, “us”, “our” and the “Company” refer to the business of Holdings and its subsidiaries;
●	“IFRS” are to International Financial Reporting Standards as issued by the IASB;
●	“Ordinary Shares” are to Swvl’s Class A Ordinary Shares, par value $0.0025 per share listed on the Nasdaq Capital Market under the trading symbol “SWVL”;
●	“Nasdaq” are to The Nasdaq Stock Market LLC;
●	“riders” are to persons filling seats on rides;
●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
●	“seats” are to physical spaces on rides that can be booked by riders;
●	“SEC” are to the Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“service provider” are to any employee, officer, director, individual independent contractor or individual consultant of Swvl or any Swvl Subsidiary;
●	“Sponsor Warrants” are to Swvl’s private warrants initially issued in a private placement to Queen’s Gambit Holdings, LLC.
●	“Swvl Board” are to the board of directors of Swvl Holdings Corp.
●	“Swvl Securities” are to Swvl’s Ordinary Shares and Warrants.
●	“Warrants” are to Swvl’s public warrants listed on the Nasdaq Capital Market under the trading symbol “SWVLW.”

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.Directors and Senior Management

Not applicable.

B.Advisors

Not applicable.

C.Auditors

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.	[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary

An investment in our securities involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

●	Swvl’s limited operating history and rapidly evolving business make it particularly difficult to evaluate Swvl’s prospects and the risks and challenges Swvl may encounter.
●	Swvl faces competition and could lose market share to competitors, which could adversely affect Swvl’s business, financial condition and operating results.
●	The mass transit ridesharing market is still in relatively early stages of growth and if the market does not continue to grow, grows more slowly than Swvl expects or fails to grow as large as Swvl expects, Swvl’s business, financial condition and operating results could be adversely affected.
●	If Swvl fails to cost-effectively attract and retain qualified drivers to use its platform, or to increase utilization of Swvl’s platform by Swvl’s currently contracted drivers, Swvl’s business, financial condition and operating results could be harmed.
●	If Swvl fails to cost-effectively attract and retain new riders or to increase utilization of its platform by existing riders, Swvl’s business, financial condition and operating results could be harmed.

●	Swvl depends on its key personnel and other highly skilled personnel, and if Swvl fails to attract, retain, motivate or integrate its personnel, Swvl’s business, financial condition and operating results could be adversely affected.
●	Swvl’s reputation, brand and the network effects among the drivers and riders using Swvl’s platform are important to its success, and if Swvl is not able to maintain and continue developing its reputation, brand and network effects, its business, financial condition and operating results could be adversely affected, and the recent market exits might impact the reputation and brand for Swvl in the markets they operated in with their original brand name and was exited later.
●	Swvl’s company culture has contributed to its success and if Swvl cannot maintain this culture as it grows, its business, financial condition and operating results could be harmed.
●	Swvl’s growth strategy will subject it to additional costs, compliance requirements and risks, and Swvl’s expansion plans may not be successful.
●	Swvl has not historically maintained insurance coverage for its operations. Swvl may not be able to mitigate the risks facing its business and could incur significant uninsured losses, which could adversely affect its business, financial condition and operating results.
●	There is no guaranty that we will be able to generate the revenue necessary to support our cost structure or obtain the level of financing necessary for our operations.
●	Our ongoing divestment of old businesses and services is inherently risky, and could disrupt our current operations. We may not be able to realize the intended and anticipated benefits from our divestments, which could affect the value of these decisions to our business and our ability to meet our financial obligations and targets in the short or medium term.
●	Any actual or perceived security or privacy breach could interrupt Swvl’s operations and adversely affect its reputation, brand, business, financial condition and operating results. Swvl has previously experienced a data breach that resulted in the exposure of its customers’ personal information.
●	If Swvl fails to effectively predict rider demand, to set pricing and routing accordingly or to run routes that are consistent with the availability of drivers using its platform, Swvl’s business, financial condition and operating results could be adversely affected.
●	If Swvl is not able to successfully develop new offerings on its platform and enhance its existing offerings, Swvl’s business, financial condition and operating results could be adversely affected.
●	Swvl’s metrics and estimates, including the key metrics included in this Report, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm Swvl’s reputation and negatively affect Swvl’s business, financial condition and operating results.
●	Any failure to offer high-quality user support may harm Swvl’s relationships with users and could adversely affect Swvl’s reputation, brand, business, financial condition, and operating results.
●	Systems failures and resulting interruptions in the availability of Swvl’s website, applications, platform, or offerings could adversely affect Swvl’s business, financial condition, and operating results.
●	Swvl has identified material weaknesses in its internal control over financial reporting. If for any reason Swvl is unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, Swvl’s ability to produce accurate and timely consolidated financial statements may be impaired, which may harm Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl

●	Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and operating results.
●	As Swvl expands its offerings, it may become subject to additional laws and regulations, and any actual or perceived failure by Swvl to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect Swvl’s business, financial condition, and operating results.
●	Failure to protect or enforce Swvl’s intellectual property rights could harm Swvl’s business, financial condition and operating results.
●	Claims by others that Swvl infringed their proprietary technology or other intellectual property rights could harm Swvl’s business, financial condition and operating results.
●	Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by Swvl to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect Swvl’s business.
●	Swvl’s business would be adversely affected if the drivers using its platform were classified as employees.
●	Swvl may not be able to maintain the listing of its securities on Nasdaq.
●	Swvl’s management team has limited experience managing a public company, which may result in difficulty adequately operating and growing Swvl’s business.
●	Swvl is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Swvl Securities less attractive to investors. As a foreign private issuer, Swvl is not subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	The other risks and uncertainties are discussed in this “Risk Factors” section.

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

While Swvl has primarily focused on mass transit ridesharing services since Swvl launched in 2017, Swvl’s business continues to evolve. Beginning in 2020, Swvl reevaluated and adjusted its pricing methodologies and expanded its business offerings to include transport as a service (“TaaS”) and (in the future) software as a service (“SaaS”). While it is difficult to evaluate the prospects and risks of any business, Swvl’s relatively new and evolving business makes it particularly difficult to assess Swvl’s prospects and the risks and challenges it may encounter. Risks and challenges Swvl has faced or expects to face include its ability to:

●	forecast its revenue and budget for and manage expenses;
●	attract new qualified drivers and new riders to use its platform and have existing qualified drivers and riders continue to use its platform in a cost-effective manner;
●	comply with existing or developing and new or modified laws and regulations applicable to Swvl’s business and the data it processes, including in jurisdictions where such regulations may still be developing or changing rapidly;
●	plan for and manage expenditures for Swvl’s current and future offerings, including expenses relating to Swvl’s growth strategy;

●	deploy and ensure utilization of the vehicles operating on Swvl’s platform;
●	anticipate and respond to macroeconomic changes and changes in the markets in which Swvl operates;
●	maintain and enhance the value of Swvl’s reputation and brand;
●	effectively manage Swvl’s growth and business operations;
●	successfully expand Swvl’s geographic reach;
●	successfully expand Swvl’s TaaS business and launch Swvl’s SaaS business;
●	hire, integrate and retain talented personnel; and
●	successfully develop new platform features and offerings to enhance the experience of riders, drivers and corporate customers (as well as schools and municipalities).

If Swvl fails to address the risks and difficulties that it faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, Swvl’s business, financial condition and operating results could be adversely affected. Further, because Swvl has limited historical financial data, operates in a rapidly evolving market and its growth strategy is premised on international expansion, any predictions about Swvl’s future revenue and expenses may not be as accurate as they would be if Swvl had a longer operating history or operated in a more predictable market. If Swvl’s assumptions regarding these risks and uncertainties, which Swvl uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, Swvl’s operating results could differ materially from its expectations and Swvl’s business, financial condition and operating results could be adversely affected.

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

Swvl also faces competition from other traditional transportation companies in regard of their business to business offerings in addition to other ridesharing companies and car hire and taxi companies. The xridesharing market in particular is intensely competitive and is characterized by rapid changes in technology, shifting rider needs and preferences and frequent introductions of new services and offerings. Swvl expects competition to increase, both from existing competitors and new entrants in the markets in which Swvl operates or plans to operate, and such competitors may be well-established and enjoy greater resources or other strategic advantages. If Swvl is unable to anticipate or successfully react to these competitive challenges in a timely manner, Swvl’s competitive position could weaken, or fail to improve, and Swvl could experience a decline in revenue or growth stagnation that could adversely affect Swvl’s business, financial condition and operating results.

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

Swvl believes that its ability to compete effectively depends upon many factors both within and beyond Swvl’s control, including:

●	the popularity, utility, ease of use, performance and reliability of Swvl’s offerings;
●	Swvl’s reputation, including the perceived safety of Swvl’s platform, and brand strength;
●	Swvl’s pricing models and the prices of its offerings;
●	Swvl’s ability to attract and retain qualified drivers and riders to use its platform;
●	Swvl’s ability to develop new offerings, including the expansion of its TaaS business and launch of its SaaS business;
●	Swvl’s ability to continue leveraging and enhancing its data analytics capabilities;
●	Swvl’s ability to establish and maintain relationships with strategic partners and third-party service providers;
●	Swvl’s ability to deploy and ensure utilization of the vehicles operating on its platform;
●	changes mandated by, or that Swvl elects to make to address, legislation, regulatory authorities or litigation, including settlements, judgments, injunctions and consent decrees;
●	Swvl’s ability to attract, retain and motivate talented employees;
●	Swvl’s ability to raise additional capital as needed; and
●	acquisitions or consolidation within Swvl’s industry.

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

Post COVID-19, he mass transit ridesharing market was growing, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow. Swvl’s success depends to a substantial extent on the willingness of people to widely adopt mass transit ridesharing. If the public does not perceive Swvl’s offerings as beneficial, or chooses not to adopt them as a result of concerns regarding public health or safety, affordability or for other reasons, then the market for Swvl’s offerings may not further develop, may develop more slowly than Swvl expects or may not achieve the growth potential Swvl expects. Any of the foregoing risks and challenges could adversely affect Swvl’s business, financial condition and operating results.

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

To attract and retain qualified drivers to use its platform, Swvl has, among other things, offered bonus payments and other incentives to high-performing drivers, and historically provided financial assistance to support drivers during the COVID-19 pandemic. If Swvl does not continue to provide drivers with compelling opportunities to earn income and other incentive programs for using its platform, or if drivers become dissatisfied with Swvl’s requirements for drivers to use its platform, Swvl may fail to attract new drivers to use its platform, retain current drivers to use its platform or increase their utilization of its platform, or Swvl may experience complaints, negative publicity, or services disruptions that could adversely affect its users and its business.

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

Swvl’s success depends in part on the continued service of its co-founder and Chief Executive Officer, senior management team, key technical employees and other highly skilled personnel, and on Swvl’s ability to identify, hire, develop, motivate, retain and integrate highly qualified personnel for all areas of its organization. In addition, in 2022, Swvl began to implement a portfolio optimization program to reduce costs, which included the reduction of headcount across Swvl’s business. Swvl may not be successful in attracting and retaining qualified personnel to fulfill its current or future needs. Swvl’s competitors may be successful in recruiting and hiring members of Swvl’s management team or other key employees, and it may be difficult to find suitable replacements on a timely basis, on competitive terms, or at all, particularly after Swvl began implementing its cost reduction plan. If Swvl is unable to attract and retain the necessary personnel, particularly in critical areas of its business, Swvl may not achieve its strategic goals.

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

Swvl’s reputation, brand and the network effects among the drivers and riders using Swvl’s platform are important to its success, and if Swvl is not able to maintain and continue developing its reputation, brand and network effects, its business, financial condition and operating results could be adversely affected, and the recent market exits might impact the reputation and brand for Swvl in the markets they operated in with their original brand name and was exited later.

Swvl believes that building a strong reputation and brand as a safe, reliable and affordable platform and continuing to increase the strength of the network effects among the drivers and riders using Swvl’s platform (i.e., the advantages that derive from having more drivers and riders using Swvl’s platform) are critical to its ability to attract and retain qualified drivers and riders. The successful development of Swvl’s reputation, brand and network effects depends on a number of factors, many of which are outside Swvl’s control. Negative perception of Swvl or its platform may harm Swvl’s reputation, brand and network effects, including as a result of:

●	complaints or negative publicity about Swvl or drivers or riders on its platform, its offerings or its policies and guidelines, including Swvl’s practices and policies with respect to drivers, or the ridesharing industry, even if factually incorrect or based on isolated incidents;
●	illegal, negligent, reckless or otherwise inappropriate behavior by drivers, riders or third parties;
●	a failure to offer riders competitive pricing and convenient service;
●	a failure to provide the range of routes, dynamic routing, and ride types sought by riders;
●	actual or perceived inaccuracies in demand prediction and other defects or errors in Swvl’s platform;
●	actual or perceived disruptions in Swvl’s platform, site outages, payment disruptions or other incidents that impact the reliability of Swvl’s offerings;
●	failure to protect Swvl’s customer personal data, or other privacy or data security breaches;
●	litigation involving, or investigations by regulators into, Swvl’s business;
●	users’ lack of awareness of, or compliance with, Swvl’s policies;
●	Swvl’s policies or changes thereto that users or others perceive as overly restrictive, unclear or inconsistent with Swvl’s values or mission or that are not clearly articulated;
●	a failure to enforce Swvl’s policies in a manner that users perceive as effective, fair and transparent;
●	a failure to operate Swvl’s business in a way that is consistent with Swvl’s stated values and mission;
●	inadequate or unsatisfactory user support service experiences;
●	illegal or otherwise inappropriate behavior by Swvl’s management team or other employees or contractors;
●	negative responses by drivers or riders to new offerings on Swvl’s platform;
●	a failure to balance the interests of driver and riders;
●	accidents or other negative incidents involving the use of Swvl’s platform;

●	perception of Swvl’s treatment of employees or contractors and Swvl’s response to employee sentiment related to political or social causes or actions of management;
●	political or social policies or activities; or
●	any of the foregoing with respect to Swvl’s competitors, to the extent such resulting negative perception affects the public’s perception of Swvl or its industry as a whole.

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

Swvl believes that its culture, which promotes proactivity, taking ownership and putting riders and drivers first has been critical to its success. Swvl faces a number of challenges that may affect its ability to sustain its corporate culture, including:

●	failure to identify, attract, reward and retain people in leadership positions in Swvl’s organization who share and further Swvl’s culture, values and mission;
●	Swvl’s rapid growth strategy, which involves increasing the size and geographic dispersion of Swvl’s workforce;
●	shelter-in-place orders in certain jurisdictions where Swvl operates that have required many of Swvl’s employees to work remotely, as well as return to work arrangements and workplace strategies;
●	the inability to achieve adherence to Swvl’s internal policies and core values, including Swvl’s diversity, equity and inclusion practices;
●	competitive pressures to move in directions that may divert Swvl from its mission, vision and values;
●	the continued challenges of the rapidly-evolving mass-transit ridesharing industry;
●	the increasing need to develop expertise in new areas of business and operate across borders;
●	potential negative perception of Swvl’s treatment of employees or Swvl’s response to employee sentiment related to political or social causes or actions of management; and
●	the integration of new personnel and businesses from potential acquisitions.

If Swvl is not able to maintain its corporate culture, Swvl’s business, financial condition and operating results could be adversely affected.

Swvl’s growth strategy will subject it to additional costs, compliance requirements and risks, and Swvl’s plans may not be successful.

Swvl intends to pursue steady growth strategy to expand its operations into new international markets. Swvl growth strategy for 2023 focuses on growth with keeping expansion cost in balance, as well as keeping a lot of operation functions centralized to help with cost management.

Swvl implemented a rapid growth strategy the first half of 2022, acquiring multiple entities to expand operations into new international markets, Swvl aimed to expand its Swvl Retail (as defined below) and Swvl Travel (as defined below) offerings in countries in the Middle East and Latin America, and to introduce its Swvl Business offerings in countries in Latin America, Western Europe and Southeast Asia, Operating in a large number of countries requires significant attention of Swvl’s management to oversee operations over a broad geographic area with varying legal and regulatory environments, competitive dynamics and cultural norms and customs and places significant burdens on Swvl’s operations, engineering, finance and legal and compliance functions. Swvl incurred significant operating expenses as a result of its international presence and its expansion plans was subject to a variety of challenges, including:

●	recruitment and retention of talented and capable employees in foreign countries while maintaining Swvl’s company culture in each of its markets;
●	competition from local incumbents with existing knowledge of local markets that may market and operate more effectively and may enjoy greater local affinity or awareness;
●	differing rider and driver demand dynamics, which may make Swvl’s offerings less successful;
●	the need to adapt to new markets, including the need to localize Swvl’s offerings and marketing efforts to the preferences of local riders and drivers;
●	public health concerns or emergencies, including the COVID-19 pandemic and other highly communicable diseases or viruses;
●	compliance with varying laws and regulatory standards, including with respect to data privacy, cybersecurity, tax, trade compliance, environmental and other vehicle standards and local regulatory restrictions;
●	the risk that local laws and business practices favor local competitors;
●	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and similar laws in other jurisdictions;
●	obtaining any required government approvals, licenses or other authorizations;
●	varying levels of Internet and mobile technology adoption and infrastructure;
●	currency exchange restrictions or costs and exchange rate fluctuations;
●	political, economic, or social instability, which may cause disruptions to Swvl’s business;
●	operating in jurisdictions with reduced, nonexistent or unenforceable protection for intellectual property rights or where Swvl does not have registered intellectual property rights in its brand and/or technology; and
●	limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Swvl’s limited experience in operating its business in multiple countries increases the risk that any potential expansion efforts that Swvl may undertake will not be successful and that historically led to Swvl exit certain markets they were operating in due to difficulties in those markets and the funding available to maintain operation and growth. Swvl intends to invest substantial time and resources to expand its operations internationally. As a result, if Swvl is unable to manage these risks effectively, Swvl’s business, financial condition and operating results could be adversely affected.

If Swvl fails to effectively manage its growth and optimize its organizational structure, Swvl’s business, financial condition and operating results could be adversely affected.

Since its launch in 2017, Swvl has experienced rapid growth in its business, revenues and the number of users on its platform. Swvl expects this growth to be slower than prior periods, focusing on profitability of the new expansions or growth in existing markets given the current market conditions which increase the cost of capital to support growth activities.

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

There is no guaranty that we will be able to generate the revenue necessary to support our cost structure or obtain the level of financing necessary for our operations.

We have incurred significant losses and negative cash flows from operations and incurred losses of $123.57 and $141.48 for the years ended December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, we had negative cash flows from operations of $117.46 and $62.13, respectively. We have funded our operations to date mainly through equity financing.

In 2023, we revised our capital structure to be funded through working capital and cashflows generated from operations, we are profitable in the largest operating market and aiming to achieve profitability and positive cashflow for the Group by end of 2023. We started also exploring opportunities for external debt financing from Banks and Financial institutions to obtain funding required to continue our operations. We monitor our cash flow projections on a current basis and take active measures to accelerate the working capital cycle. However, these cash flow projections are subject to various uncertainties concerning their fulfilment such as the ability to increase revenues by attracting and expanding its customer base or reducing cost structure. If we will not succeed in generating sufficient cash flow or completing additional financing, then it will need to continue our cost reduction plan that has been started. Our transition to profitable operations is dependent on generating a level of revenue adequate to support our cost structure. We expect to fund operations using cash on hand, through operational cash flows and raising additional proceeds. There are no assurances, however, we will be able to generate the revenue necessary to support our cost structure or that we will be successful in obtaining the level of financing necessary for its operations.

An inability to generate positive cash flow from operating activities for the near term may adversely affect our ability to raise needed capital through external debt for our business on reasonable terms, or at all, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive cash flow in the near future or at all.

In May 2022, the Swvl Board resolved to implement a Portfolio Optimization Plan that focus on profitability by reducing costs and focus on high margin operations, There was a reduction in headcount by 32% and operations was reduced in multiple locations. The Swvl Board continue to monitor and follow the plan implementation, which lead to another additional wave of measures implemented on November 2022 that reduced headcount and completely discontinued operations in multiple locations, leaving only the locations that are cashflow positive and profitability was foreseeable in short term plans. The Company has also given termination notices to multiple vendors and contractors that provide services to the group. As a result, Swvl’s revised budget is expected to reduce the group’s monthly net cash used in operating activities, which reduces the expenses and cash requirements for the continued operation of the business. Moreover, the implementation of the Portfolio Optimization Plan or related initiatives may have adverse consequences on our employee morale, our culture, and our ability to attract and retain employees. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute its plans and strategies, our business, financial condition, and results of operations could be adversely affected.

Our ongoing divestment of old businesses and services is inherently risky, and could disrupt our current operations. We may not be able to realize the intended and anticipated benefits from our divestments, which could affect the value of these decisions to our business and our ability to meet our financial obligations and targets in the short or medium term.

We have and expect to continue to divest existing services and exit certain countries and regions to enhance our operating infrastructure, to fund our operations, and to respond to competitive pressures. Entering into these types of arrangements entails many risks, any of which could materially harm our business, including: the diversion of management’s attention from other business concerns; the incurring of significant transaction costs; the loss of key employees; and unanticipated local or federal regulatory challenges that could cause us to fail to realize the anticipated benefits of such divestment. Any of the foregoing or other factors could harm our ability to achieve anticipated levels of profitability from divested businesses or to realize other anticipated benefits of divestments.

We may not be able to identify or consummate any future divestments on favorable terms, or at all. If we do effect a divestment, it is possible that the financial markets or investors will view the transaction negatively. No assurance can be given that such divestment will be successful and will not adversely affect our financial condition and operating results.

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

Swvl’s success depends in part on its relationships with third-party product and service providers. For example, Swvl relies on third-parties to fulfill various marketing, web hosting, payment, communications and data analytics services to support Swvl’s platform. If any of Swvl’s partners terminates its relationship with Swvl, or refuses to renew its agreement on commercially reasonable terms, Swvl would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable time frame. While Swvl does not own or operate vehicles, in the event that vehicle manufacturers issue recalls or the supply of vehicles or automotive parts is interrupted, affecting the vehicles operating on Swvl’s platform, the availability of vehicles on Swvl’s platform could become constrained.

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

Swvl’s market is characterized by rapid technology change, particularly across the anticipated SaaS and TaaS offerings, which require it to develop new products and product innovations, and any delays in such development could adversely affect market adoption of Swvl’s products and its financial results. Developing and launching new offerings or enhancements to the existing offerings on Swvl’s platform, such as Swvl’s launch of its TaaS offering in 2020 and its anticipated launch of its SaaS offering for use by corporate customers and other third parties, involves significant risks and uncertainties, including risks related to the reception of such offerings by existing and potential future drivers and riders, increases in operational complexity, unanticipated delays or challenges in implementing such offerings or enhancements, increased strain on Swvl’s operational and internal resources (including an impairment of Swvl’s ability to accurately forecast rider demand and the number of drivers using Swvl’s platform) and negative publicity in the event such new or enhanced offerings are perceived to be unsuccessful. Swvl intends to continue to scale its business rapidly, and significant new initiatives have in the past resulted in, and in the future may result in, operational challenges affecting Swvl’s business.

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

Since commencing operations in 2017, Swvl has funded its operations and capital expenditures primarily through equity issuances, convertible note issuances, by the end of 2022 along with the economic downturn, Swvl shifted dependency to rely more on cash generated from operations rather than equity issuances to avoid dilution to shareholders. To support and grow its business, Swvl must have sufficient capital.

On March 22, 2022, we entered into an equity line financing (the “B. Riley Facility”) pursuant to a common stock purchase agreement with B. Riley Principal Capital, LLC (“B. Riley”) pursuant to which B. Riley committed to purchase up to $471.7 million of Ordinary Shares, subject to certain limitations and conditions set forth in the purchase agreement. The Ordinary Shares that may be issued under the purchase agreement may be sold by us to B. Riley at our discretion from time to time over an approximately 24-month period commencing on the date that a related resale registration statement is declared effective by the SEC. The purchase price for the shares that we may sell to B. Riley will fluctuate based on the price of our Ordinary Shares. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Ordinary Shares to fall. As consideration for B. Riley’s commitment under the purchase agreement to purchase our Ordinary Shares, we issued 386,971 Ordinary Shares to B. Riley and such Ordinary Shares are fully earned and non-refundable, even in the event we do not sell any Ordinary Shares to B. Riley under the purchase agreement. After B. Riley has acquired the shares, B. Riley may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, our sales to B. Riley could result in substantial dilution to the interests of other holders of our Ordinary Shares. Additionally, the sale of a substantial number of shares of our Ordinary Shares to B. Riley, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a price that we might otherwise wish to effect sales.

From the agreement inception on March 22,2022 till the date of this document, the total shares sold to B. Riley was 492,707 (12,317,676 pre-reverse split) for total cash proceeds of $10,517,696 with an average share price of $1.754.

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

Swvl’s acquisitions of controlling interest in Viapool Inc. may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from Swvl’s existing business, among other things.

On November 16, 2021, Swvl announced a definitive agreement to acquire a controlling interest in Viapool Inc. (“Viapool”), a mass transit platform currently operating in Buenos Aires, Argentina and Santiago, Chile. The transaction closed on January 14, 2022.

Integration of the Viapool business and operations with Swvl’s existing business and operations will be a complex, time-consuming and costly process, particularly given that the acquisition will significantly diversify the geographic areas in which Swvl operates. Failure to successfully integrate the Viapool business and operations with Swvl’s existing business and operations in a timely manner may have a material adverse effect on Swvl’s business, financial condition, results of operations and cash flows. Similarly, Swvl’s ongoing acquisition program exposes it to integration risks as well. The difficulties of combining the acquired operations include, among other things:

●	failure to realize expected profitability, growth or accretion;
●	integrating additional Swvl Business offerings into Swvl’s existing operations;
●	coordinating geographically disparate organizations, systems and facilities;
●	attracting sufficient platform users in Europe, Brazil, Japan, Argentina and Chile;
●	operating in several new jurisdictions and municipalities with unique laws and regulations;
●	consolidating corporate, technological and administrative functions;
●	the diversion of management’s attention from other business concerns;
●	rider loss from the acquired businesses; and
●	potential environmental or regulatory liabilities and title problems.

In addition, Swvl may not realize all of the anticipated benefits from its acquisition of controlling interests in Viapool, such as cost savings and revenue enhancements, for various reasons, including the fact that Swvl’s diligence was of a limited scope and performed by third party business consultants, difficulties integrating operations and personnel, higher costs, unknown liabilities and fluctuations in markets.

Following the challenges in business integration, and the overall economic down turn in 2022, Swvl exited the market in Viapool due to the shortage in funds and liquidity issues in Viapool making it hard to keep the operations going.

Swvl does not have written contractual arrangements in place with certain of its historically material customers.

Swvl has provided, and continues to provide, TaaS services to certain corporate customers without a written contract governing such arrangement. These non-contractual arrangements with TaaS customers made up approximately 7% and 2% of Swvl’s revenue in each of fiscal year 2021 and fiscal year 2022, respectively. While the counterparties have performed under such arrangements without any material disputes, in the event of a dispute, the lack of a written contract could make it particularly difficult for Swvl to enforce its rights under the arrangement, if at all. Swvl is in the process of entering into definitive documentation to govern its relationships with such corporate customers and is setting up internal procedures to ensure that future relationships are governed by written contractual arrangements at the outset. As a result, Swvl expects to be able to reduce the percentage of revenue attributable to TaaS customers without contractual arrangements over time. However, there is no guarantee that existing TaaS customers will agree to enter into definitive documentation, and there are no assurances entry into such definitive documentation would allow Swvl to enforce claims against such counterparties for actions taken prior to entry into such agreements.

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

The U.S. dollar is Swvl’s presentation currency as a group. Swvl also derives revenues and incurs expenses in other currencies relevant to each country of operations, including Egyptian pounds and Saudi Ryals. Swvl currently operates in Egypt and Saudia Arabia, operations in Egypt are in Egyptian pounds and subject to currency devaluation as the Egyptian pounds devaluated around 50% in the period from January 2022 to this document date, and is expected to decline more in value against the U.S. dollar. Swvl is therefore subject to foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, Swvl is exposed to the risk that, if Egyptian pound devalue relative to the dollar, that inflation rates may exceed the speed of devaluation, or that the timing of such depreciation may lag behind inflation. The dollar cost of Swvl’s operations would increase in any such event, and Swvl’s dollar-denominated operating results would be adversely affected.

In addition, during 2022, Swvl operated in hyperinflationary markets including Argentina and Turkey – markets in which Swvl is no longer operating –which as a result exposed Swvl to foreign currency exchange fluctuations during 2022. The group later exited from both markets and does not currently operate in any hyperinflation economy.

Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl

Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and operating results.

During 2022 SWVL conducted majority of its operations in Egypt, Pakistan and Kenya, also expanded to other markets all over the world through acquisition of operating entities there or organic growth. SWVL exited the markets in majority of the locations during 2022 and 2023, and currently operates only in Egypt and Saudi with a HQ office in Dubai,UAE.

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

As of October 30, 2023, Swvl has one patent granted in the U.S. Swvl has no patent applications filed, or under examination in key global jurisdictions. Swvl’s failure to register its brand names or logos in jurisdictions in which it operates could allow competitors to register the same or similar names or logos that confuse potential consumers and/or prevent Swvl from subsequently protecting its names and logos. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of Swvl’s technology may be unenforceable under the laws of certain countries. The laws of some countries do not provide the same level of protection of intellectual property as the laws of the United States, and adequate intellectual property protection may not be available or may be limited in such countries. Swvl’s intellectual property protection and enforcement strategy is influenced by many considerations, including costs, where Swvl has business operations, where Swvl might have business operations in the future, legal protections available in a specific jurisdiction and/or other strategic considerations. As such, Swvl does not have identical or analogous intellectual property protection in all jurisdictions, which could limit Swvl’s freedom to operate as it expands into new jurisdictions. As Swvl expands its offerings into new jurisdictions, its exposure to unauthorized use, copying, transfer and disclosure of proprietary information will likely increase. Swvl may need to expend additional resources to protect, enforce or defend its intellectual property, which could harm Swvl’s business, financial condition or operating results. Swvl may also need to expend additional resources to understand and analyze the varying protections available in different jurisdictions and whether formal protection for intellectual property, such as rights in software, is available, commercially advisable and/or enforceable.

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

Expansion into the European Union (“EU”) member states and the United Kingdom or marketing directed to those jurisdictions subjects Swvl and certain personal data it processes to the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”), supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance.

As a result of the Shotl acquisition, Swvl is also subject to the U.K. General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. The GDPR requirements likely apply not only to third-party transactions, but also to transfers of information between Swvl and its subsidiaries, including employee information.

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

As of the date of this Report, Swvl started in process of bringing all of its operations (legacy and post-Shotl acquisition) into compliance with the GDPR. However, pursuant to the exit of European markets and the sale back for Shotl’s ownership stake, the process of GDPR compliance is now paused and will be continued if Swvl decided to expand into the European market again, Swvl’s efforts to bring all of its practices (or those of its collaborators, service providers, and contractors) into compliance with the GDPR may not succeed for a variety of reasons, including due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Noncompliance could result in the commencement of legal proceedings against Swvl by governmental and regulatory entities or others. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with the GDPR or other applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in litigation, breach notification obligations, regulatory or administrative sanctions, additional cost and liability to Swvl, harm to Swvl’s reputation and brand, damage to its relationships with riders, drivers and corporate customers and have an adverse effect on its business, financial condition and operating results. In particular, under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the non-compliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects.

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

While Swvl believes its classification of drivers as independent contractors in each of the jurisdictions it operates currently which is Egypt and the Kingdom of Saudi Arabia, is correct, Swvl may in the future be subject to proceedings relating to the classification of drivers using its platform as laws and regulations governing the ridesharing industry, labor and employment develop further (or if interpretations of existing laws and regulations change) and as Swvl expands its business operations in new jurisdictions. Swvl may incur substantial expenses in defending such proceedings. If Swvl is not successful in defending such proceedings, it may be required to pay significant damages to drivers or incur other fines, penalties or sanctions. In addition, if, as a result of legislation or judicial decisions in jurisdictions where the employee-contractor distinction is applicable, Swvl is required to classify drivers as employees in such jurisdictions, Swvl may incur significant additional expenses for compensating drivers or making payments on their behalf, including expenses associated with the application of, as applicable, wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and potential penalties. In such event, Swvl may be required to increase its pricing to offset these additional expenses or to discontinue lower-margin offerings or routes, abandon its efforts to expand into new markets or forego other expenditures, such as marketing or hiring key personnel. As a result, Swvl’s ability to attract new riders and to retain existing riders could be adversely affected and utilization of Swvl’s platform may decrease. Any of the foregoing risks would have an adverse effect on Swvl’s business, financial condition and operating results.

Swvl could be subject to claims from riders, drivers or third parties that are harmed whether or not Swvl’s platform is in use, which could adversely affect Swvl’s brand, business, financial condition and operating results.

Swvl may be subject to claims, lawsuits, investigations and other legal proceedings relating to injuries to, or deaths of, riders, drivers or third-parties that may be attributed to Swvl through its offerings. Swvl may also be subject to claims alleging that Swvl is directly or vicariously liable for the acts of the drivers using its platform or for harm related to the actions of drivers, riders, or third parties, or the management and safety of its platform and assets. Swvl may also be subject to personal injury claims whether or not such injury actually occurred as a result of activity on its platform. Swvl may incur expenses to settle personal injury claims, which it may choose to settle for reasons including expediency, protection of its reputation and to prevent the uncertainty of litigating, and Swvl expects that such expenses may increase as its business grows and it faces increasing public scrutiny. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any riders, drivers or third parties could result in negative publicity and harm to Swvl’s brand, reputation, business, financial condition and operating results. Swvl’s insurance policies and programs may not provide sufficient coverage to adequately mitigate the potential liability Swvl faces, especially where any one incident, or a group of incidents, could cause disproportionate harm, and Swvl may have to pay high premiums or deductibles for its coverage and, for certain situations, Swvl may not be able to secure coverage at all. Any of the foregoing risks could adversely affect Swvl’s business, financial condition and operating results.

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

Because Swvl has expansion plans, Swvl’s effective tax rate may fluctuate or increase in the future. Future effective tax rates could be affected, possibly materially, by changes in tax laws or the regulatory environment, the recognition of operating losses in jurisdictions where no tax benefit can be recorded under the applicable method of accounting, changes in the composition of operating income across tax jurisdictions, changes in deferred tax assets and liabilities, or changes in accounting and tax standards or practices.

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

Swvl Securities are listed on Nasdaq Capital Market. If Swvl violates Nasdaq listing requirements, Swvl Securities may be delisted. On May 4, 2023, Swvl received written notice from Nasdaq indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, Swvl was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission. On July 20, 2023, Swvl obtained an extension from Nasdaq permitting it to regain compliance with Nasdaq Listing Rule 5250(c)(1) provided it files its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 no later than October 30, 2023. Swvl believes that it will regains compliance with Nasdaq Listing Rule 5250(c)(1) after the filing of this Report.

If Swvl fails to meet any of Nasdaq’s listing standards, Swvl Securities may be delisted. In addition, the Swvl Board may determine that the cost of maintaining the listing on a national securities exchange outweighs the benefits of such listing. A delisting of Swvl Securities ordinary shares may materially impair shareholders’ ability to buy and sell our ordinary shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, Swvl Securities. The delisting of Swvl Securities could significantly impair Swvl’s ability to raise capital and the value of your investment.

The market price of Swvl Securities could fluctuate significantly, which could result in substantial losses for purchasers of Swvl Securities.

The market price of Swvl Securities is affected by the supply and demand for such shares, which may be influenced by numerous factors, many of which are beyond Swvl’s control, including:

●	fluctuation in actual or projected operating results;
●	failure to meet analysts’ earnings expectations;
●	the absence of analyst coverage;
●	negative analyst recommendations;
●	changes in trading volumes in Swvl Securities;
●	changes in Swvl’s shareholder structure;
●	changes in macroeconomic conditions;
●	the activities of competitors;
●	changes in the market valuations of comparable companies;

●	changes in investor and analyst perception with respect to Swvl’s business or the mass-transit ridesharing industry in general; and
●	changes in the statutory framework applicable to Swvl’s business.

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

Swvl is an “emerging growth company,” as defined in the JOBS Act. As a result, Swvl is taking advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, the ability to furnish two rather than three years of income statements and statements of cash flows in various required filings and not being required to include an attestation report on internal control over financial reporting issued by Swvl’s independent registered public accounting firm. As a result, Swvl’s shareholders may not have access to certain information that they deem important. Swvl could be an emerging growth company for up to five years, although Swvl could lose that status sooner if its gross revenue exceeds $1.235 billion, if it issues more than $1.0 billion in nonconvertible debt in a three-year period, or if the fair value of its shares held by non-affiliates exceeds $700.0 million (and Swvl has been a public company for at least 12 months and has filed one annual report on Form 20-F).

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

Swvl is subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer such as Swvl to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is Swvl’s home country, may differ significantly from Nasdaq corporate governance listing standards. For instance, Swvl may choose to follow home country practice in lieu of Nasdaq corporate governance listing standards such as:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;
●	have regularly scheduled executive sessions for non-management directors;
●	have annual meetings and director elections; and
●	obtain shareholder approval prior to certain issuances (or potential issuances) of securities.

Swvl follows home country practice and is exempt from requirements to obtain shareholder approval for the issuance of 20% or more of its outstanding shares under Nasdaq Listing Rule 5635(d). If, in the future, Swvl chooses to follow other home country practices in lieu of Nasdaq corporate governance listing standards (such as the ones listed above), Swvl’s shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For more information about Swvl’s corporate governance practices, please see the subsection of this Report entitled “Item 16.G. Board Practices-Foreign Private Issuer Status.”

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

●	a classified board of directors with staggered, three-year terms;
●	the ability of the Swvl Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval;
●	the right of Mostafa Kandil to serve as Chair of the Swvl Board so long as he remains Chief Executive Officer of Swvl and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of Swvl and his employment has not been terminated for cause;
●	until the completion of Swvl’s third annual meeting of shareholders, commitments by major shareholders to vote in favor of the appointment of Swvl designees to the Swvl Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Swvl Board, subject to specified conditions);
●	the limitation of liability of, and the indemnification of and advancement of expenses to, members of the Swvl Board;
●	advance notice procedures with which shareholders must comply to nominate candidates to the Swvl Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in the Swvl Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of Swvl;
●	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;
●	that shareholders may not act by written consent in lieu of a meeting;
●	the right of the Swvl Board to fill vacancies created by the expansion of the Swvl Board or the resignation, death or removal of a director; and
●	that the Memorandum and Articles of Association may be amended only by the Swvl Board or by the affirmative vote of holders of a majority of not less than 75% of the votes of the shares of Swvl entitled to vote.

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

There is no statutory enforcement in the British Virgin Islands of judgments obtained in the U.S., however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;
●	the judgment is final and for a liquidated sum;
●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;
●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;
●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and
●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

The British Virgin Islands courts are unlikely:

●	to recognize or enforce against Swvl, judgments of courts of the U.S. predicated upon the civil liability provisions of the securities laws of the U.S.; and
●	to impose liabilities against Swvl, predicated upon the certain civil liability provisions of the securities laws of the U.S. so far as the liabilities imposed by those provisions are penal in nature.

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

General Corporate Information

Swvl Holdings Corp is a British Virgins Islands business company incorporated under the laws of the British Virgin Islands. Swvl was incorporated on July 23, 2021 for the purpose of effecting the Business Combination and on March 31, 2022, the Business Combination was consummated and Swvl completed its listing on Nasdaq. See “Explanatory Note” for further details regarding the Business Combination. Since April 1, 2022 and until July 19, 2023, Swvl’s Ordinary Shares and Warrants traded on the Nasdaq Global Market, and since July 19, 2023 Swvl’s Ordinary Shares and Warrants are traded on the Nasdaq Capital Market under the symbols “SWVL” and “SWVLW,” respectively.

The mailing address of Swvl’s registered office is Kingston Chambers, P.O. Box 173, Road Town, Tortola, the British Virgin Islands. Swvl’s principal executive office is located at Offices 4 at One Central, Dubai World Trade Center, Dubai, United Arab Emirates and its telephone number is +971 42241293. Swvl’s principal website address is https://www.swvl.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it as a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

Capital Expenditures

Our capital expenditures amounted to approximately $1.4 million which includes assets acquired through acquisition of subsidiaries amounted to $0.5 for the year ended December 31, 2022, approximately $0.3 million in the fiscal year ended December 31, 2021. Our historical capital expenditures are primarily related to additions and purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops. While we are an asset-light business, we expect to moderately increase our capital expenditures to meet the expected growth in scale of our business and as we expand geographically and bolster our existing offerings. We expect that cash received in connection with the Business Combination and cash from operating activities and financing activities will be used to meet our capital expenditure and marketing spend needs in the foreseeable future.

Recent Developments

Portofilio Optimization Program

On May 30, 2022, the Swvl Board announced the Portfolio Optimization Program (the “Portfolio Optimization Program”) which focus on higher profitability enhance efficiency and reduce central costs. That called for strong measures to be taken from the group management which included reduction of head count by 32%, reducing operation capacity in many locations by ceasing B2C in multiple locations and capitalize more on the TaaS offerings, all of those efforts was in direction for the group to be cash flow positive, further, in November 2022 Swvl board announced to completely discontinue operation further in multiple locations and reduce headcount further in the locations that was shut down along with reducing the headcount in central headquarter offices. The program is focusing on the operating markets that generate positive cashflows to enable the group to be cash generating and dependent on working capital rather than equity.

Urbvan Disposition

On September 7th, 2023, we entered into a definitive agreement with Kolors Inc. (“Kolors”), a leading transport provider in Latin America, to sale our entire holdings in Urbvan Mobility Ltd. (“Urbvan”), for aggregate gross proceeds of $12 million. Urbvan was acquired by us in July 2022 in an all-share acquisition, and the sale of Urbvan to Kolors is comprised entirely of cash. Pursuant to the agreement, we will receive gross proceeds equal to $12 million for the sale of Urbvan reduced by $2.4 million transaction costs. We received $7.4 million in cash at closing, and the remaining net proceeds will be paid over one year. Urbvan constituted 7% of our IFRS revenues as of December 31, 2022. The sale of Urbvan reflects our strategy to focus on higher priority markets.

Volt Lines Disposition

Effective January 6, 2023, we and our subsidiary, Swvl Global FZE, entered into a definitive agreement with certain former shareholders (the “Former Volt Lines Shareholders”) of Volt Lines B.V. (“Volt Lines”), a private company with limited liability duly incorporated under the laws of the Netherlands and a Turkey-based B2B and Transport as a service mobility business, to unwind our previous acquisition of Volt Lines. Pursuant to the agreement, the Former Volt Lines Shareholders are not obligated to retransfer or cancel the tranche of their Ordinary Shares already received from the prior acquisition agreement.

Reverse Share Split

On January 4, 2023, the Swvl Board approved a reverse stock split of our Ordinary Shares, at the ratio of one-for-25 such that every 25 issued Ordinary Shares would be combined into one ordinary share, with a par value of $0.0025 each (the “Reverse Share Split”). The Swvl Board also approved an amendment and restatement to the Swvl Public Company Articles. The Reverse Share Split became effective on January 25, 2023.

Institutional PIPE Financing

On August 10, 2022, we entered into a securities purchase agreement with the Institutional Investor pursuant to which we sold 12,121,214 Ordinary at a purchase price of $1.65 per Ordinary Share, which purchase price included series A and series B warrants of the Company immediately exercisable upon issuance for one Ordinary Share at an exercise price of $1.65. The series A warrants provide the right to purchase up to 12,121,214 Ordinary Shares for a period of five years. The series B warrants provide the right to purchase up to 6,060,607 Ordinary Shares for a period of two years. A.G.P./Alliance Global Partners acted as the sole placement agent for the Private Placement and received customary compensation for its services, including the issuance thereto of 121,212 Ordinary Shares.

Pursuant to the terms of the securities purchase agreement with the Institutional Investor, we agreed to, among other things, to refrain from (i) issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of certain of our securities (including Ordinary Shares pursuant to the B. Riley Facility) for a period commencing August 10, 2022 until the date that is 60 calendar days after the date that the SEC declares effective the registration statement registering the resale of the Ordinary Shares and Ordinary Shares issuable upon exercise of the Institutional Investor Warrants (or, in the event of a “review” by the SEC of the Registration Statement, 30 days after the date that the SEC declares the registration statement registering the resale of the Institutional Investor securities effective) and (ii) entering into variable rate transactions (as defined in the securities purchase agreement with the Institutional Investor), subject to certain exceptions, for a period of 12 months after the SEC declares the registration statement registering the resale of the Institutional Investor securities effective.

In connection with the Institutional Investor Private Placement, we also entered into a registration rights agreement (the “Institutional Investor Registration Rights Agreement”), pursuant to which we agreed to, among other things, to (i) file the Institutional Investor Registration Statement no later than August 30, 2022 and (ii) use our reasonable best efforts to cause the Institutional Investor Registration Statement to become effective as promptly as practicable thereafter, and, in any event no later than 90 days after the closing of the Institutional Investor Private Placement.

In connection with the Institutional Investor Private Placement, certain of the directors of the Swvl Board entered into lock-up agreements and agreed not to sell or transfer any of the Ordinary Shares they hold, subject to certain exceptions, during the Restricted Period.

Termination of Definitive Agreement to Acquire Zeelo

On July 29, 2022, we and Zeelo LTD. (“Zeelo”) agreed to terminate our previously-announced transaction whereby Swvl would acquire Zeelo. The acquisition transaction was announced on April 28, 2022 and was expected to close in the second quarter of 2022. All pre-completion obligations were met, but following financial market volatility, Swvl and Zeelo mutually agreed to terminate the planned transaction.

Swvl Global FZE, a subsidiary of Swvl, previously funded a $10,000,880 convertible promissory note to Zeelo. In connection with the termination of the acquisition transaction, Swvl Global FZE and Zeelo mutually agreed to terminate the convertible promissory note and Swvl Global FZE forgave the $10,000,880 balance thereunder.

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

Creditor Settlement Arrangements

As part of the Portfolio Optimization Program, ceasing all the growth plans and in order to avoid defaulting under several agreements with different service providers, we entered into settlement arrangements with the parties to reduce aggregate amount of unpaid invoices. The parties offered us a discount of 85% of the original amount owed in return for prompt payment of the new discounted amount. In total we entered into 13 settlement arrangement agreements, totaling to $18,7 million of discounted fees. As of the date of this report, we are still having discussions with other creditors for more extended payment plans and liability discount in effort of re-capitalizing the group and settle all liabilities that existed before the portfolio optimization program.

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

We currently serve the customers on our platform through two offerings: B2C “business to consumer”, comprised of Swvl Retail and Swvl Travel, and leveraging the technology that we use for the B2C offerings, we also offer TaaS enterprise products (marketed as Swvl Business) for businesses, schools, municipal transit agencies and other customers that operate their own transportation programs. These products include, among other things, access to our Swvl Business platform, use of our proprietary technologies, fleet management consulting and reporting services and use of the vehicles and drivers on our network to operate such transportation programs. We package our TaaS products to meet the specific needs of each customer.

Our business was founded on February 8, 2017 by Mostafa Kandil, our Chief Executive Officer, Mahmoud Nouh and Ahmed Sabbah. We launched our first commuter services in Cairo, Egypt in March 2017, before expanding to Alexandria, Egypt the same year. As of December 31, 2021, we have expanded our operations to multiple cities across seven countries, with our Swvl Retail offering available in select cities in Egypt, Kenya, Pakistan and Jordan. In January 2019, we commenced operations in Nairobi, Kenya. Namely, in the second half of 2019, we commenced operations in major cities in Pakistan, including Lahore, Islamabad and Karachi, and relocated our headquarters from Cairo, Egypt to Dubai, United Arab Emirates. In 2020 and 2021, we also launched TaaS offerings in the United Arab Emirates, Jordan, Saudi Arabia and Malaysia.

On May 30, 2022, the Swvl Board announced the Portfolio Optimization Program which focus on higher profitability, enhance efficiency and reduce central costs. That called for strong measures to be taken from the group management which included reduction of head count by 32%, reducing operation capacity in many locations by ceasing B2C in multiple locations and capitalize more on the TaaS offerings, all of those efforts was in direction for the group to be cash flow positive, further, in November 2022 Swvl board announced to completely discontinue operation further in multiple locations and reduce headcount further in the locations that was shut down along with reducing the headcount in central headquarter offices. The program is focusing on the operating markets that generate positive cashflows to enable the group to be cash generating and dependent on working capital rather than equity

Offerings

We currently serve the customers on our platform through two offerings: B2C “business to consumer”, comprised of Swvl Retail and Swvl Travel, and B2B “business to business”, which includes our TaaS and SaaS model.

Swvl Retail

Swvl Retail is our initial core product,. Using our platform, we provide riders with a network of minibuses and other vehicles that operate on fixed and semi-fixed routes throughout the cities we serve. Riders book seats on vehicles available exclusively through Swvl to commute within a city. Riders can book journeys up to five days in advance and pay a fixed rate, determined based on ride distance and anticipated demand, with the option to pay in cash or by credit card or digital wallet. Riders manage their user experience via the Swvl mobile application, through which riders can access and book available trips, track vehicles in real-time, receive an estimated pick-up time, manage payments and access customer support services (the “Swvl Retail”).

Swvl Travel

With Swvl Travel, riders book and take intercity, long-distance trips on either vehicles available exclusively through the Swvl platform or with third-party services marketed through Swvl in exchange for a commission (the “Swvl Travel”).

Both of the above products, together known as our B2C business, use our Swvl mobile application to book rides between pre-defined pick-up points located within or between the cities. Our service is powered by a suite of proprietary technologies that regularly optimize routing, predict rider demand, set pricing and provide a seamless user experience for customers and drivers. We believe that our platform offers a transportation alternative that is more efficient, reliable and safe than traditional public transportation options, at an accessible price point. This has allowed us to grow our business rapidly. As of December 31, 2022, more than 5.4 million users have booked more than 9.4 million rides on Swvl.

Swvl Business (TaaS and SaaS)

In addition to our B2C offerings, we have worked to develop ways of diversifying our revenues and identifying potentially higher-margin offerings. The result is our B2B TaaS and SaaS products, marketed together as Swvl Business. As of December 31, 2022, we have more than 280 corporate contracts across diverse industries, including technology, finance, food and beverage, consulting and healthcare, to use our TaaS products. We also announced plans to expand our Swvl Business offering by introducing SaaS products in 2022, which will allow customers with their own vehicle fleets to utilize the benefits of our platform and technologies.

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

We intend to expand our Swvl Business offerings with SaaS in 2023 and 2024. Our SaaS offerings will be targeted at corporate customers (as well as schools and municipalities) that operate their own vehicle fleets, with specific services tailored to the needs of each customer. Our basic offerings will include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform. At higher service tiers, we will provide the use of our network optimization and Dynamic Routing technologies as described below, as well as access to our fleet management modules, which will enable our customers to more easily manage their drivers and track their rides. We also plan to offer fleet management consulting and reporting services. We intend to use a tiered cost-plus pricing model for our SaaS products.

As our B2B customers do not pay for TaaS and SaaS services on a per rider or per utilized seat basis, Swvl does not assume any utilization risk on such offerings. As a result, we anticipate that TaaS and SaaS have the potential to be higher-margin offerings, which would allow us to enhance our margins.

Market Opportunity and Competitive Advantage

We believe that traditional modes of public transportation represent a rigid and outdated approach to the needs of the modern world. Particularly in developing countries, existing mass-transit infrastructure often suffers from a combination of being inaccessible, unreliable and unsafe. Urban populations in such countries are often unserved or underserved by public transportation networks. Where access to public transportation is available, many commuters must endure long wait times and inconsistent or delayed service. In turn, commuters and society at large waste hours waiting for transportation. In addition, mass-transit networks often fail to provide a safe travel environment - particularly for women. Overcrowding on vehicles can expose riders to a greater risk of sexual harassment, assault or theft. In fact, the Asian Development Bank’s 2015 report, Policy Brief: A Safe Public Transportation Environment for Women and Girls, found that 78% of women surveyed in Karachi reported being harassed on public transport at least once over the preceding year.

Alternatives to public transportation are also inaccessible for many commuters. In the markets we serve, such as Egypt, taxi companies and other ridesharing companies generally cater to wealthier customers. While more convenient and safer than public transportation, high prices (even with discounts and promotions) may put these services out of reach for many commuters.

Swvl’s B2C strategy is to create new options for mass-transit by occupying the space between traditional public transportation and expensive private options to attract ridership to our platform:

●	Reliability: In some of our markets, it is common for public buses to wait at stops until buses are full, resulting in unpredictable scheduling and long delays. Because our vehicles operate through a booking system, drivers know exactly how many passengers will board at a given pre-defined pick-up point and do not wait to collect additional riders. We also gather and analyze large amounts of traffic data in the cities we serve to predict travel conditions, which allows riders to receive estimated pickup and arrival times, as well as track their vehicle in real time. In 2022, we maintained an average monthly first station reliability rate of approximately 95.4%, meaning that drivers using our platform arrived on-time (i.e., within five minutes of the estimated time) at the first pick-up point of their daily routes approximately 95.4% of the time.
●	Convenience: Optimized route planning and scheduling allow us to create and update routes that react to and satisfy rider demand, in contrast to public transportation that operates solely on fixed routes. This means we can ensure that our riders have convenient access to pick-up points. Our Swvl application allows riders to make bookings up to five days in advance, and we offer payment by cash, credit card or digital wallet.
●	Safety: Safety is an essential part of our value proposition. We recognize that consumers in the markets we serve often feel unsafe on public transportation. We have built our user experience around functionalities designed to increase safety. Our one-passenger-per-seat booking system avoids overcrowding on our vehicles, reducing the likelihood of harassment, assault and theft during rides. Unlike public transportation, the fact that each rider has a unique user account facilitates identification of riders acting improperly, thereby increasing accountability and incentivizing good conduct. Through our Swvl application, riders can share their live ride status with others. We also partner with insurance companies to provide in-ride medical insurance to all riders and drivers using our platform in Egypt and maintain dedicated teams to respond to critical incidents. Our driver engagement procedures are also designed to ensure the safety of our riders, including by requiring drivers using our platform to submit recent criminal record checks and drug tests as part of their engagement process. In order to help ensure the health and safety of drivers and riders using our platform during the COVID-19 pandemic, we ran SMS-based campaigns to educate drivers using our platform on heightened safety measures. Further, we have international SOS and incident intervention teams who are on standby during Swvl’s operational hours in select markets to ensure fast response along with the relevant authorities to any road accidents, incidents or disturbances, subsequently, on account of the Portfolio Optimization Program, a security team was built in-house with the same duties and responsibilities in Egypt.
●	Comfort: We also differentiate our customer experience on the basis of comfort. Riders are guaranteed a seat, which eliminates crowding and the need to stand during rides. All vehicles must meet specific criteria relating to age, distance traveled, maintenance history and overall condition before being allowed to operate on our platform.
●	Value: Our services are priced to be accessible to a large rider base and cheaper than taxis or other ridesharing companies in the markets we serve.

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

In addition to our B2C business, we have expanded our market opportunity by targeting corporate clients through our Swvl Business (TaaS) offerings. We believe Swvl Business products offer a comprehensive solution to the inefficiencies that commonly affect businesses (as well as schools and municipalities) operating commute and travel programs for their employees (and students). Many companies rely on large vehicle fleets to compensate for unoptimized and rigid routing. Poor fleet utilization - such as using large buses to accommodate a relatively small number of passengers - drives up per-rider costs. Traditional dispatching infrastructure and the associated administrative burdens, including manual data collection, invoice reconciliation and inconsistencies in records, contribute to costly and time-consuming process management. With our TaaS and SaaS offerings, we compete with other ridesharing companies, such as Via.

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

Route Creation and Optimization

Based on this demand identification and prediction analysis, our proprietary, machine learning and regularly adapting model defines optimal routes to maximize conversion of demand into ridership, minimize overlap between routes, minimize walking distance to our pick-up points and define the right time to deploy vehicles. An algorithm then automatically sets vehicle routes and pick-up points in a manner designed to maximize vehicle Utilization and earnings and to pair drivers with routes that are convenient to their location in the city. Our monthly Utilization rate, measured as the Total Bookings in a given month divided by Total Available Seats in such month, was approximately 81% in December 2022, up from approximately 78% in January 2022.

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

Pricing

We employ a proprietary machine learning model to dynamically set pricing for rides and maximize per-vehicle revenue, akin to the models used in the airline industry. We use a variety of data, such as expected vehicle Utilization at the time of ride, user convenience (measured as the median walk to station time for each ride search), user churn probability (an estimate of the likelihood of a user to significantly decrease his or her number of bookings based on historical data, built through a machine learning algorithm) and other variables, to determine the appropriate price point and to update pricing in real time. For example, ride pricing is increased during peak hours where an increase is not expected to impact overall Utilization, and prices are decreased during periods of low demand to increase Utilization and revenue. For our B2B customers, we use a similar approach but our prices are forecasted for a longer period of time to cover the duration of the service period including an adjustment for inflation and currency devaluation.

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

Growth Strategy

●	Geographic Expansion: We aim to become the pre-eminent mass-transit provider in emerging and developed markets. Our growth strategy is to identify opportunities for market entry in countries and cities where we can leverage the competitive advantages of our technology and platform. We examine factors such as total addressable market size and average fare per trip to assess whether expansion offers a viable path to profitability. We also review the quality of existing public transportation infrastructure to assess ease of market penetration and convertibility of public transportation users to our platform. For our Swvl Travel offering, we also assess factors such as the number of large cities in a country and the frequency of intercity travel to understand potential market size. Other considerations, such as ease and cost of doing business, as well as political stability, also factor into our expansion planning. We follow a standardized plan for market entry, premised on rapid commencement of operations and building scale across similar socio-economic blocks and regions.
●	Continued Innovation: We are consistently working to improve our proprietary technology. As our optimization of demand prediction, routing and pricing improves, our user base, Utilization rates and customer experience are expected to improve. We expanded our overall Utilization rate from 48% in January 2018 to 81% in December 2022, while reducing inefficiency costs and improving our margins. We believe that this innovation is essential to our success and profitability.
●	Category Expansion: We frequently consider how our core assets - our technology, access to a large vehicle fleet and customer base - can be leveraged to generate new streams of revenue while minimizing incremental R&D costs.

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

Intellectual property laws, contractual commitments and security and technical procedures provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, intellectual property laws vary from country to country, and we are in the process of transferring our intellectual property from Egypt to other jurisdictions in which we operate. Therefore, in other jurisdictions, we may be unable to adequately protect certain rights in our proprietary technology, brands, or other intellectual property from use by unauthorized entities or individuals. Please see the section entitled “Item 3D. Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl-Failure to protect or enforce Swvl’s intellectual property rights could harm Swvl’s business, financial condition and operating results.”

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

Insurance

We maintain insurance policies with global insurance providers to provide in-ride medical coverage to all riders and drivers in our Egypt market. We also provide comprehensive health and life insurance to employees in Egypt and Saudi Arabia. Also we provide directors’ and officers’ insurance for the board of directors of Swvl Holdings. We are currently in the process of obtaining other forms of insurance, such as general business liabilities. Please see the section entitled “Item 3D. Risk Factors-Risks Related to Operational Factors Affecting Swvl- Swvl has not historically maintained insurance coverage for its operations. Swvl may not be able to mitigate the risks facing its business and could incur significant uninsured losses, which could adversely affect its business, financial condition and operating results.”

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

While Swvl is not aware of any material limitations on foreign investment in the jurisdictions in which it operates, Swvl is required to comply with certain regulations related to such investment. In particular, in Jordan, non-Jordanian investors are restricted from wholly owning any project or business venture that involves certain trade, construction or services activities. While Swvl does not intend to engage in any such activities in Jordan, the organizational documents of the entity that currently conducts Swvl’s operations in Jordan erroneously includes certain restricted activities as potential objectives of such entity. Prior to the Portfolio Optimization Program (Phase 2) Such entity is was in the process of amending its organizational documents such that Swvl will be permitted to acquire and hold all of the equity thereof. As part of the aforementioned Program, Swvl ceased operations in Jordan .In addition, in the United Arab Emirates, foreign investors are required to operate via an onshore licensed entity or an onshore branch of a foreign or free zone entity. Swvl has established such an onshore branch and has obtained the requisite licenses and approvals for such branch’s operations. Swvl may become subject to additional limitations and regulations as it expands its operations in the jurisdictions in which it operates and into new jurisdictions, and such limitations and regulations may impair Swvl’s ability to operate effectively in such jurisdictions.

In Egypt, Swvl is subject to Law No. 87 of 2018 and the Executive Regulation by Presidential Decree No. 2180 of 2019 (collectively, “Egyptian Ridesharing Laws”). Pursuant to such Egyptian Ridesharing Laws, Swvl-as well as any other land transport service company in Egypt that utilizes information technology-is required to obtain a license issued by Egypt’s Land Transport Regulatory Authority (the “Egyptian LTRA”). While companies were required under the Egyptian Ridesharing Laws to obtain such licenses by December 12, 2018, the Egyptian LTRA was not established until June 11, 2019, On December 12, 2019, Swvl submitted an application to the Egyptian LTRA, seeking the required license. In May 2023, Swvl received the first license issued by the Egyptian LTRA under Law No. 87 of 2018, and has since been in full compliance with the Egyptian Ridesharing Laws. The license remains valid through May 2028, subject to remaining compliant with all license requirements.

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

In addition to these laws and regulations that apply specifically to the mass-transit ridesharing industry, related technology, the internet and related regulations, our business operations are subject to other broadly applicable laws and regulations governing such issues as labor and employment, anti-discrimination, worker confidentiality obligations, consumer protection, taxation, competition, unionizing and collective action, background checks, anti-corruption, anti-bribery, import and export restrictions, environmental protection, sustainability, trade and economic sanctions, foreign ownership and investment and foreign exchange controls. Please see the section entitled “Item 3D. Risk Factors- Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl -Swvl is subject to various laws relating to anti-corruption, anti-bribery, anti-money laundering, and countering the financing of terrorism and has operations in certain countries known to experience high levels of corruption. Swvl has not implemented, or has only recently implemented, certain policies and procedures for the operation of its business and compliance with applicable laws and regulations, including policies with respect to anti-bribery and anti-corruption matters and cyber protection.”

As we continue to expand our platform offerings and user base, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Please see the section entitled “Item 3D. Risk Factors- Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl - As Swvl expands its offerings, it may become subject to additional laws and regulations, and any actual or perceived failure by Swvl to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect Swvl’s business, financial condition, and operating results.”

C. Organizational Structure

Swvl Holdings Corp is a British Virgin Islands business company incorporated under the laws of the British Virgin Islands. Swvl Holdings Corp has ten wholly-owned subsidiaries and two majority-owned subsidiaries. Swvl Holdings Corp’s wholly owned subsidiaries are: Swvl Inc., a British Virgin Islands business company incorporated under the laws of the British Virgin Islands; Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability; SWVL NBO Limited, a private limited company organized under the laws of Kenya; SWVL Saudi for Information Technology, a single person limited liability company organized under the laws of Saudi Arabia; Swvl Technologies Limited, a private limited company organized under the laws of Kenya; Swvl Global FZE, a limited liability company organized under the laws of Dubai; SWVL Technologies FZE, a limited liability company organized under the laws of Dubai and a directly wholly owned subsidiary of Swvl Global FZE; Swvl Holdco Corp, a British Virgin Islands business company incorporated under the laws of the British Virgin Islands; and Swvl MY For Information Technology SDN BHD, a company limited by shares organized under the laws of Malaysia. Swvl For Smart Transport Applications and Services LLC, a limited liability company organized under the laws of Egypt, in which Swvl Holding Corp’s wholly owned subsidiary Swvl Inc. holds 99.8% of the outstanding equity interests.

A diagram of Swvl’s group structure, as described above, is provided below:

Swvl Group Corporate Legal Structure

Swvl Holdings Corp (NASDAQ)
[Previously, Pivotal Holdings Corp]
(BVI)
100%
Swvl Inc
(BVI)
Pivotal Merger
Sub Company I
(Cayman Islands)
99.8%
Swvl For Smart Transport Applications and Services LLC (Egypt)
100%
Swvl Technologies Limited (Kenya)
100%
SWVL NBO Limited (Kenya)
100%
Swvl Global FZE (Dubai, UAE)
100%
SWVL Saudi for Information Technology (Saudi Arabia)
100%
Swvl Holdco Corp (BVI)
100%
Swvl MY For Information Technology SDN BHOD (Malaysia)
100%
Swvl Technologies FZE
Swvl Technologies FZE (Abu Dhabi, UAE Branch)
Swvl Technologies FZE (Dubai, UAE Branch)

D. Property, Plants and Equipment

We lease approximately 13,391 square feet of office space for our corporate headquarters, located at the Offices 4 at One Central, Dubai World Trade Center, Dubai, United Arab Emirates. Our existing headquarters lease expires on September 14, 2024, which we expect to extend to December 31, 2026, including in connection with an office expansion plan for our headquarters. In addition, we leased various office spaces across different cities in: Egypt, Pakistan, Kingdom of Saudi Arabia, Jordan, Malaysia and Kenya during 2022 which have been vacated subsequently with the exception of our office space in Egypt and Dubai. The phone number for our headquarters is +971 42241293. We have subleased approximately 10,417 square feet of our office space in Dubai due to the reduced headcount on account of the Portfolio Optimization Program, we intend to keep the remaining office space for Swvl’s use.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Unless the context otherwise requires, for the purposes of this section, “Swvl”, “we”, “us”, “our”, or the “Company” refer to the business of Swvl Holdings Corp and its subsidiaries, “FY 2022” refers to the fiscal year of Swvl ended December 31, 2022, “FY 2021” refers to the fiscal year of Swvl ended December 31, 2021.

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

We grow our business by attracting new riders to our platform (i.e., unique users taking their first ride with Swvl) and increasing their usage of our platform over time, As a result, the number of riders on our platform and their utilization of our offerings are the key drivers of our B2C business. Our ability to cost-effectively attract new riders and retain and increase the use of our platform by existing riders is critical to scaling our business. More riders accessing offerings on our platform and greater utilization drive increased revenue and profitability. We seek to increase both the number of riders on our platform and the usage of our platform through product innovation, improved user experience, and additional offerings.

While we anticipate this increasing level of investment will drive growth through word-of-mouth referrals, we also continue to invest in brand and growth marketing, as well as the use of paid marketing initiatives, rider and driver incentives and marketing partnerships with third parties in an effort to attract new riders to our platform and to enhance rider Utilization (calculated as Total Bookings divided by Total Available Seats, over the period of measurement). New riders in each of FY 2021 and FY 2022 accounted for approximately 18.2% and 27% of our Total Ticket Fares (as defined below), respectively. Once riders start using Swvl, we seek to provide a quality experience and a diverse offering of routes and products to accommodate different transportation use cases in order to retain riders and encourage repeat usage.

We also grow our business by attracting new companies to our B2B offering and increasing their usage over time. As a result, the number of corporates with Swvl and their size (i.e how many seats they require over a period of measurement) are the key drivers of our B2B business. Swvl added more than 100 corporate contracts during 2022 in multiple locations.

If we fail to continue to attract riders to our platform and grow our rider base from individuals and corproates, expand riders’ usage of our platform over time or increase our share of riders’ transportation spend, our results of operations would be harmed.

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

For instance, we believe our development of route optimization technology provides a key incentive for drivers and third party vehicle operators to use our platform. By optimizing our plans, cross-dispatching across B2C and B2B routes and reducing the amount of time drivers spend moving between routes (as well as assigning routes so that drivers complete their route plans near their homes), we are able to increase the number of drivable routes per day and increase drivers’ and vehicle operators’ earnings. We believe this has contributed to our strong rates of driver retention.

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

As part of our business, we consider how our core assets - our technology, access to a large vehicle fleet and our customer base - can be leveraged to generate new streams of revenue while minimizing incremental costs. For example, we initially launched with our core B2C retail offering, through which we connect riders using our platform to a network of minibuses and other vehicles that operate on fixed and semi-fixed routes within the cities we serve. We have since expanded our B2C offerings to include Swvl Travel, which allows riders to book and take intercity, long-distance trips.

We have also diversified our revenues beyond B2C offerings with our TaaS enterprise products, which are marketed as Swvl Business and which have historically been higher-margin products. Swvl Business enables our corporate customers (as well as schools and municipalities) to use Swvl’s technology and platform to optimize the commute and travel programs they operate for their employees (and students). Since Swvl Business uses technology already developed for our B2C offerings, its development and deployment does not (and did not) impose significant additional R&D costs on our business. We currently intend to expand our Swvl Business offerings with SaaS in 2023. Our SaaS offerings are expected to be targeted at corporate customers (as well as schools and municipalities) that operate their own vehicle fleets, with specific services tailored to the needs of each customer. We currently intend for our basic offerings to include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform. At higher service tiers, we currently intend to provide the use of our network optimization and Dynamic Routing technologies, as well as access to our fleet management modules, which will enable our customers to more easily manage their drivers and track their rides. We also currently plan to offer consulting and reporting services. We intend to use a tiered cost-plus pricing model for our SaaS products, which we expect will allow us to enhance our margins.

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

Since our founding, we have been able to expand into new geographies and markets. Since 2017, we expanded our operations to 115 cities, however, on account of the Portfolio Optimization Program, certain entities were discontinued as below:

On August 18, 2021, we entered into a definitive agreement to acquire a controlling interest in Shotl, a mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services in Europe, Latin America and the Asia Pacific region, which expanded our geographic footprint to 22 additional cities in 10 countries. The transaction closed on November 19, 2021. Subsequently, as part of the Portfolio Optimization Program, Shotl’s shared were sold by the group back to the original shareholders, this transaction was approved and finalized in the fiscal year of 2023.

On November 16, 2021, we entered into a definitive agreement to acquire a controlling interest in Viapool, a mass transit platform currently operating in Buenos Aires, Argentina and Santiago, Chile. The transaction closed on January 14, 2022. Subsequently, as part of the Portfolio Optimization Program, it was decided in December 2022 that Viapool and its subsidiaries will be liquidated. The liquidation process is expected to be completed within the fiscal year of 2023.

On 3 June 2022, we acquired 100% of the shares of Blitz B22-203 GmbH, a company based in Germany which subsequently acquired 100% of the shares of Door2Door GmbH, a mass transit platform operating in Germany. As part of the Portfolio Optimization Program, it was decided in December 2022 that both companies will be liquidated. Both companies filed for insolvency in December 2022, which was accepted by the German government and proceeded in 15 March 2023, the process is still ongoing to the date of this report.

On April 26, 2022, Swvl announced a definitive agreement to acquire a controlling interest in Volt Lines, a B2B mobility platform that manages a rider app and a driver app that operates in Turkey. The transaction closed on April 19, 2022. Subsequently, as part of the Portfolio Optimization Program, it was decided in December 2022 that the shares would be sold back by the group back to the original shareholders, this transaction was completed on January 6, 2023.

During December 2022, as part of the Portfolio Optimization Program, it was decided that Swvl entities in Kenya, Jordan and Malaysia under the trading names of “Swvl NBO Limited”, “Swvl Technologies Ltd”, “Smart Way Transportation LLC” and “Swvl MY For Information Technology” would be liquidated. The liquidation process is still ongoing till the date of this report and expected to be completed no later than the first quarter of 2024.

During the fiscal year of 2023, the group approved the sales of the subsidiary operating in Pakistan, Swvl Pakistan (Private) Ltd. (“Swvl Pakistan”), and the sale to Mr. Danish Elahi was completed on April,15, 2023.

Further, during the fiscal year of 2023, we have sold Urbvan Mobility Ltd, our entity in Mexico as means of refinancing the group.

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

We are subject to a wide variety of laws in the jurisdictions in which we operate. The ridesharing industry and our business model are relatively nascent and rapidly evolving. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available through our platform, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from, drivers, incentives provided to riders, our ability to operate in certain segments of our business, our ownership percentage in operating entities that may be subject to foreign ownership restrictions and insurance we are required to maintain. For example, in Egypt we are subject to licensing and other requirements under Law No. 87 of 2018 and the Executive Regulation by Presidential Decree No. 2180 of 2019, which regulate ridesharing companies such as ours. We have also previously entered into agreements with the Egyptian Competition Authority in relation to the regulation of pricing and offerings in our industry. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations, will continue to impact our results in the future. Due to the nascent and uncertain state of the legal frameworks governing the ridesharing industry in the jurisdictions in which we operate, we have not obtained all of the required licenses and permits for certain cities where we operate; however, we are continuously making efforts to obtain such licenses and permits. Please see the section entitled “Item 3.D. Risk Factors- Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl-Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and operating results.”

We are also subject to a number of laws and regulations specifically governing the Internet and mobile devices, and these laws and regulations are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online offerings, require us to change our business practices or raise compliance costs or other costs of doing business. In particular, if we expand our operations internationally, we expect to become subject to GDPR, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements and significant penalties, and the risk of litigation or other action, for noncompliance. The GDPR has resulted in and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the European Union. As we expand our business internationally, we will become subject to these costs and burdens in an effort to comply with GDPR.

The impact of uncertainties with respect to our B2B offering prices

We enter into annual contracts with our corporate customers offering, and whilst we employ a proprietary machine learning model to dynamically set pricing for rides and maximize per-vehicle revenue, akin to the models used in the airline industry, due to the long term nature of our contracts being 12 months, we are subject to changes in market conditions and currency devaluations that can expose us to translation risk. Therefore, our contracts are renewed on an annual basis and upon renewal, factors such as current market prices, currency and inflation are taken into account to ensure that our contracts are net present value positive and provide the highest possible margins throughout its tenure. Further, certain components in our contracts contain variable prices to hedge against possible price increases.

The impact of seasonality within certain sectors in our B2B offerings

We are also subject to seasonality in certain sectors of our B2B offerings, for example, our contracts with schools, universities and other educational institutions have low activity during the summer months, which are between July and September of each year within our operating markets. We try to diversify the industries we work with to ensure that our revenues are stable within the year, we do not currently have any single industry that contributes to more than 20% of our total revenues.

The impact of seasonality within certain sectors in our B2C offerings

We are also subject to seasonality in our B2C offerings, for example, Swvl Travel ticket fares have higher activity during the summer months, which are between July and September, also, for the times where there is national holidays, while Retail activities might get impacted, not significantly, by national holidays or summer months, according to the fact that a good percentage of our Retail customer base is university students and the daily work commuters.

Components of Results of Operations

Revenue

Revenue consists of two components, a B2C component representing the gross amount of fares charged to end-users of the Swvl platform, as reduced by end-user discounts and promotions, sales refunds, uncollected cash and sales waivers. Revenue also consists of a B2B component representing contractual smart transportation services for our corporate customer’s employees through the Swvl application which is referred to as TaaS, Swvl also plans to expand this revenue stream to include SaaS which will enable corporate customers to manage their fleet more efficiently. For further details on our revenue recognition, please see the Revenue details in subsection entitled “Critical Accounting Estimates”.

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

Other income/(expenses)

Other income consists primarily of recovery of previously written off asset that were not expected to be recovered and other expenses consist primarily of indirect tax expenses and other expenses not categorized elsewhere.

Finance Income and Finance costs

Finance income consists primarily of interest income from bank deposits. Finance costs consist primarily of lease finance charges and interest expense on the Swvl Convertible Notes.

Change in fair value of financial liabilities

This consists of the change in fair value of the group’s earnouts liabilities and certain warrant liabilities.

Change in fair value of deferred purchase price

This consists of the change in fair value of deferred purchase price resulting from the acquisition of certain subsidiaries by the group.

Change in fair value of employee share scheme reserve

This consists of the change in fair value of employee share scheme reserve.

Recapitalization costs

This consists of the transaction listing costs as per IFRS 2 paragraph 8.

Impairment of financial assets

This consists of an impairment of a receivable asset relating from a convertible promissory note which was funded by the group to Zeelo LTD. during talks of an acquisition transaction by the group to Zeelo LTD.

Fair Value gains/(losses)

This consists of changes in fair value related to Swvl financial liabilities, the group has multiple financial liabilities which value is linked to market factors and accordingly should be re-measured at each reporting date to reflect their fair value, gains or losses are recognized as incurred.

Impairment of assets

This consists primarily of the charges to impair assets in events that indicate that the carrying amount of an assets may no longer be recoverable.

Income tax benefit

This primarily relates to the deferred tax asset created on tax losses incurred by the Company, which can be set off against future taxable income.

Loss from the year from discontinued operations

During FY 2022, the group has discontinued various operations in select markets on account of the Portfolio Optimization Program, resulting in shareholders approving the sale and discontinuation of certain entities.

A. Operating Results

Results of Operations

The following selected consolidated financial data are derived from the audited financial statements of the Company for FY 2022 and FY 2021 and should be read in conjunction with our consolidated financial statements, the related notes and the rest of the section of this Report entitled “Item 5: Operating and Financial Review and Prospects.” The historical results are not necessarily indicative of the results of future operations. For a comparison of FY 2021 to the year ended December 31, 2020, see our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021.

During FY 2022, we discontinued certain operations, as a result, the figures of FY 2021 in the current financial statements have been split between continued and discontinued operations, management reviews the results of operations for continued and discontinued operations separately for the periods presented below.

	Year Ended December 31
($million)	2022	2021
Continued operations
Revenue	51.49	25.56
Cost of sales	(48.74)	(31.35)
Gross profit/(loss)	2.75	(5.79)
General and administrative expenses	(66.52)	(69.03)
Selling and marketing expenses	(18.15)	(12.19)
Provision for expected credit losses	(1.18)	(1.10)
Other income/(expenses), net	0.71	0.00

Operating loss	(82.38)	(88.11)
Finance income	0.25	0.13
Change in fair value of financial liabilities	109.72	(44.33)
Change in fair value of deferred purchase price	31.84	0
Change in fair value of employee share scheme reserve	36.15	0
Recapitalization cost	(139.61)	0
Impairment of financial assets	(10.00)	0
Impairment of assets	(46.38)	0
Finance costs	(3.78)	(1.49)
Loss for the year before tax from continuing operations	(104.19)	(133.8)
Income tax benefit	3.23	4.72
Loss for the year from continuing operations	(100.96)	(129.09)
Discontinued operations
Loss for the year from discontinued operations	(22.62)	(12.4)
Loss for the year	(123.58)	(141.48)

Other comprehensive income

Exchange difference on translations of foreign operations	(5.29)	(0.41)
Total comprehensive loss for the year	(128.87)	(141.89)

FY 2022 Compared to FY 2021

Revenue

	Year Ended December 31
			FY 2021 - FY 2022
($million)	2022	2021	% Change
Total Revenue	$51.49	$25.56	98%

We disaggregate revenue by the type of customer served, with revenue driven from Retail and Travel together considered as “business to consumer”, revenue driven from TaaS considered as “business to business” and revenue driven from SaaS considered as “business to business.” Below is the disaggregated revenue information for FY 2022 and FY 2021:

	Year Ended December 31
			FY 2021 - FY 2022
($million)	2022	2021	% Change
Business to customer	$13.60	$9.24	47%
Business to business	37.89	16.32	132%

Business to consumer” revenues for FY 2022 were approximately $13.6 million, an increase of approximately $4.36 million, or 47%, compared to FY 2021. The increase in revenue resulted primarily from an overall increase in the order activity on the Swvl platform and increased utilization rate of the existing vehicles in Total Ticket Fares (an operating measure representing the gross order volume processed on our platform) (See “Key Business and Non-IFRS Financial Measures-Total Ticket Fares”).

“Business to business” revenues for FY 2022 were approximately $37.89 million, an increase of approximately $21.57 million, or 132%, compared to FY 2021. The increase in revenue resulted primarily from the new corporate accounts through acquisition and expansion in new markets, the increase was coming mainly from Urbvan, which acquired through 2022, contributing to $7 million in 2022, also Saudi Arabia grew from $0.4 million to $3.2 million, also in Egypt, Swvl acquired 109 new corporate contracts with increase in revenue from $25 million to $39 million.

Cost of Sales

	Year Ended December 31
			FY 2021 - FY 2022
($million)	2022	2021	% Change
Captain costs, net of deductions	$47.00	$30.05	56.40%
Captain Bonuses	1.02	0.88	15.91%
Tolls and Fines	0.71	0.42	69.05%
Total Cost of Sales	$48.74	$31.35	55.47%

Cost of sales for FY 2022 was approximately $47.00 million, an increase of approximately $16.95 million, or 56.40%, compared to FY 2021. This increase is in line with the increase in revenue during the year. Captain bonuses for FY 2022 were approximately $1.02 million, an increase of approximately $0.14 million, or 15.91% compared to FY 2021. Tolls and fines for FY 2022 were approximately $0.71 million, an increase of $0.29 million, or 69.05%, compared to FY 2021. This increase is linked to the increased revenue and activity during FY 2022.

General and Administrative Expenses

	Year Ended December 31
			FY 2021 - FY 2022
($million)	2022	2021	% Change
General and administrative expenses	$66.52	$69.03	3.64%

General and administrative expenses for FY 2022 were approximately $66.52 million, a decrease of approximately $2.4 million, or 3.48%, compared to FY 2021. Whilst we managed to increase revenue by 101%, our general and administrative costs decreased by a net percentage of 3.48% due to various changes during the year. General and administrative expenses charged for FY 2022 consisted primarily of increases in salaries and other benefits by $36.72 million due to the acquisitions during the year where employees of subsidiaries were absorbed from Turkey, Germany and Argentina. Such headcount was later reduced and $7.16 million of severance payments were made to employees. Further, there were increases in professional fees by $5.6 million on account of SPAC advisors, lawyers and the advisory costs for the new acquisitions, increases in technology costs by $5.26 million on account of assisting with the IP registration, compliance and service customization for the acquisitions during the year, increase in outsourced employee costs by $4.63 during FY 2022 as the Company has made several remote hires and outsourced its employees, and directors and officers insurance charge of $4.43 million during FY 2022 pursuant to the SPAC transaction. The final increase is on account of various small changes in other expenses, amortization, depreciation and other administrative costs amounting to a net increase of $3.66 million. These increases were offset by a reduction of $69.88 million, a reversal of charge of share-based payments awarded to employees, this reversal is on account of the decline in share price during the year and passage of time which has impacted the value and exercise probability of such awards.

Selling and Marketing Expenses

	Year Ended December 31
			FY 2021 - FY 2022
($million)	2022	2021	% Change
Selling and marketing expenses	18.15	12.19	48.89%

Selling and marketing expenses for FY 2022 were approximately $18.15 million, an increase of approximately $5.96 million, or 48.89% compared to FY 2021. The increase is primarily associated with the higher staff costs in our commercial departments from last year, as commercial teams were not highly impacted by the first lay-offs wave, as Swvl wanted to retain their customer base and expand when possible to generate higher revenues and accordingly reaching or maximizing profitability.

Provision for Expected Credit Losses

	Year ended December 31
			FY 2021 - FY 2022
($million)	2022	2021	% Change
Provision for expected credit losses	1.18	1.1	7.27%

Provision for expected credit losses for FY 2022 was approximately $1.18 million, a increase of approximately $0.08 million, or approximately 7.27%, compared to FY 2021. This is a minor increase resulting from a few low-value receivables that have continued to age.

Other income/(expense), net

	Year ended December 31
			FY 2021 - FY 2022
($million)	2022	2021	% Change
Non-recoverable VAT and other indirect tax expenses	*	*	**
Others	0.71	*	**

* Amount below USD 100,000

** Percentage not meaningful

Other income/(expenses), net FY 2022 were approximately $0.71 million, this balance is from the recovery of previously written off asset that were not expected to be recovered.

Finance Income and Finance Cost

	Year ended December 31
			FY 2021 - FY 2022
($million)	2022	2021	% Change
Finance income	0.25	0.13	92%
Finance costs	3.78	1.49	154%

Finance income for FY 2022 was approximately $0.25 million, as compared to $0.13 million for FY 2021. The increase is driven by dividend income which are generated from the group’s cash sweep account and short-term treasury bills on account of increase in cashflows deposited by Swvl and the increase in interest rates during 2022, starting with 0.25% on March 2022 and closed the year with 4.50%

Finance costs for FY 2022 were approximately $3.78 million, as compared to $1.49 million for FY 2021. The increase in finance costs was primarily due to a $2.8 million cost of acquiring facility, mainly related to the B. Riley equity line financing, that was offset by lower interest expense on convertible notes as they were converted during the year.

Change in fair value of financial liabilities

	Year Ended December 31
			FY 2021 -FY 2022
($million)	2022	2021	% Change
Changes in fair value of financial liabilities	109.72	(44.33)	*

* Percentage not meaningful

Change in fair value of financial liabilities for FY 2022, was approximately a gain of $109.72 million, compared to a loss of $44.33 million in FY 2021. This increase was primarily attributable to a change in fair value of $34.17 million in our derivative warrant liabilities and a $75.55 million change in fair value of the earnout liabilities, both on account of the decrease in share price during the year.

Change in fair value of deferred purchase price

	Year Ended December 31
			FY 2021 -FY 2022
($million)	2022	2021	% Change
Change in fair value of deferred purchase price	31.84	0	*

* Percentage not meaningful

Change in fair value of deferred purchase price for FY 2022 was approximately a gain of $31.84 million. This increase was primarily attributable to a change in fair value related to acquisitions took place during the year as all acquisitions was against share issuance from Swvl on multiple tranches except for acquisition of Volt Line which had a cash component the fair value gains are on account of the decrease in share price between the acquisition date which purchase was accounted for using the fair value of the share at acquisition date and the share fair value on the issuance of shares date.

Change in fair value of employee share based scheme reserve

	Year Ended December 31
			FY 2021 -FY 2022
($million)	2022	2021	% Change
Change in fair value of employee shared based scheme reserve	36.27	—	*

* Percentage not meaningful

Change in fair value of employee share based scheme reserve for FY 2022 was approximately a gain of $36.27 million. This was primarily attributable to the decline in share price during the year and passage of time which has impacted the value and exercise probability of such awards.

Recapitalization costs

	Year Ended December 31
			FY 2021 -FY 2022
($million)	2022	2021	% Change
Recapitalization costs	139.61	0	*

* Percentage not meaningful

Recapitalization costs for FY 2022 was approximately a loss of $139.61 million. This represents the difference in the fair value of the shares issued by the group, the accounting acquirer, and the fair value of the SPAC’s, accounting acquiree’s, identifiable net assets represent a service received by the accounting acquirer. This difference is considered as cost of listing (recapitalization) and recorded in the consolidated statement of profit or loss.

Impairment of financial assets

	Year Ended December 31
			FY 2021 -FY 2022
($million)	2022	2021	% Change
Impairment of financial assets	10.00	0	*

* Percentage not meaningful

Impairment of financial assets for FY 2022 was approximately $10 million, this impairment is primarily on account of previously-announced transaction termination whereby Swvl would acquire Zeelo. The acquisition transaction was announced on April 28, 2022 and was expected to close in the second quarter of 2022. All pre-completion obligations were met, but following financial market volatility, Swvl and Zeelo mutually agreed to terminate the planned transaction.

Swvl Global FZE, a subsidiary of Swvl, previously funded an approximately $10 million convertible promissory note to Zeelo. In connection with the termination of the acquisition transaction, Swvl Global FZE and Zeelo mutually agreed to terminate the convertible promissory note and Swvl Global FZE forgave the balance thereunder.

Impairment of assets

	Year Ended December 31
			FY 2021 -FY 2022
($million)	2022	2021	% Change
Impairment of assets	46.38	0	*

*Percentage not meaningful

Impairment of assets for FY 2022 was approximately $46.38 million, this impairment is related to assets owned by the discontinued operations, as those assets were not expecting to generate any future economic benefits given the cease of operations in the selected locations to be discontinued.

Tax

	Year Ended December 31
			FY 2021 -FY 2022
($million)	2022	2021	% Change
Income tax benefit	3.23	4.72	31.57%

Tax benefit for FY 2022 was approximately $3.23 million, a decrease of approximately $1.49 million, or 31.57% compared to FY 2021. The decrease was primarily attributable to the decrease in taxable losses incurred in Swvl Egypt which is the location that carried forward losses can be used in according to the local tax law and the nature of those assets.

Loss from discontinued operations

	Year Ended December 31
			FY 2021 -FY 2022
($million)	2022	2021	% Change
Loss from discontinued operations	22.62	12.4	82.42%

Loss from discontinued operations for FY 2022 was approximately $22.62 million, compared $12.4 million in FY 2021. Loss from discontinued operations represents all losses made in locations where Swvl has decided not to continue operations in during FY 2022 on account of the portfolio optimization program. The increase is primarily on account of our acquisitions of entities in Turkey, Argentina and Germany which were consolidated during FY 2022, resulting in a loss of $7.37 million from discontinued operations, and an increase in losses from discontinued operations in Spain amounting to $1.30 million as the entity was consolidated in November 2021 and hence had a minimal impact on FY 2021, compared to FY 2022 which was a full year of consolidation.

These operations were discontinued in 2022, however, in accordance with IFRS, loss from discontinued operations must be included in the current financial statements for all periods presented, for FY 2022, loss from discontinued operations primarily consists of losses in Swvl entities in Germany, Spain, Argentina, Jordan, Kenya, Turkey and Pakistan.

Key Business and Non-IFRS Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key business and non-IFRS financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. All operating measures were presented for the current operating countries, all data coming from the discontinued operations has been omitted from current and comparative periods.

	Year Ended December 31
	2022	2021
Total Bookings (in millions) (1)	45.7	25.9
Total Ticket Fares (in millions) (2)	$5,653	$38.44
Average Ticket Fare (3)	$1.23	$1.48
Total Available Seats (in millions) (4)	47.7	29.2
Cost per Available Seat (5)	$1.31	$1.44
Utilization (6)	96%	89%
Adjusted EBITDA (in millions) (7)	(51.03)	(57.85)
Number of corporate customers (8)	289	183

Notes:

(1)	Total Bookings is an operating measure representing the total number of seats booked by riders and corporate customers (completed or cancelled) on our platform, over the period of measurement.
(2)	Total Ticket Fares is an operating measure representing the total dollars processed on Swvl’s platform for seats booked.
(3)	Average Ticket Fare is an operating measure representing the average fare charged to riders and corporate customers per booked seat, calculated as Total Ticket Fares divided by the Total Bookings, over the period of measurement.
(4)	Total Available Seats is an operating measure representing the total number of seats made available on our platform (whether utilized or not), over the period of measurement.
(5)	Cost per Available Seat means the average cost to Swvl for each seat made available on our platform, calculated as cost of sales divided by Total Available Seats, over the period of measurement. Cost per Available Seat is a function of Total Available Seats, and does not vary based on Utilization.
(6)	Utilization is an operating measure representing the level of occupancy of the seats made available on our platform (i.e., the proportion of the seats made available on our platform that were occupied by riders), calculated as Total Bookings divided by Total Available Seats, over the period of measurement.
(7)	Adjusted EBITDA is a non-IFRS financial measure calculated as loss for the year adjusted to exclude: (i) depreciation of property and equipment, (ii) depreciation of right-of-use assets, (iii) employee share-based payments charges, (iv) foreign exchange gains/losses, (v) provision for employees’ end of service benefits, (vi) indirect tax expenses, (vii) finance income, (viii) finance costs, (ix) transaction costs relating to the Business Combination and (x) tax. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure please see the section entitled “Reconciliation of Non-IFRS Financial Measures.”
(8)	Number of corporate contracts is an operating measure representing the total number of contracts with corporates for our B2B offerings which were active during the period of measurement. This operating measure is useful to us as we continue to expand our B2B offerings as it assists management with quantifying sales efficiencies and growth.

Total Bookings

Total Bookings is an operating measure defined as the total number of seats booked by riders and corporate customers on our platform, over the period of measurement. We use this metric to measure the actual volume of seats booked on our platform and utilized on our fleet (including full capacity of completed routes for TaaS customers without regard to actual Utilization).

	Year ended December 31
			FY 2021 - FY 2022
($million)	2022	2021	% Change
Business to customer	7.4	7.5	(1.33)%
Business to business	38.3	18.4	108.15%
Total Bookings	45.7	25.9	76.45%

Total Bookings increased from 25.9 million during FY 2021 to 45.7 million during FY 2022. The increase in Total Bookings is primarily a result of increasing corporate accounts, as the bookings from Business-to-business activities doubled on account of more focus on this revenue stream. Bookings presented are for the locations that still operating, and all discounted locations figures were omitted from current and prior period presentations.

Total Ticket Fares

Total Ticket Fares is an operating measure representing the total dollars processed on Swvl’s platform for seats booked (the “Total Ticket Fares”). We use Total Ticket Fares as an indicator of our growth and business performance as it measures the dollar volume of transactions on our platform. Total Ticket Fares has historically increased as our business has grown. During FY 2022, Total Ticket Fares increased to $56.53 million from $38.44 million during FY 2021, due to the increase in corporate accounts which has higher volume and also the increase in average ticket fare.

	Year ended December 31
			FY 2021 - FY 2022
($million)	2022	2021	% Change
Business to customer	18.64	22.12	15.73%
Business to business	37.89	16.32	132.17%
Total Ticket Fares	56.53	38.44	47.06%

Average Ticket Fare

Average Ticket Fare means the average fare charged to riders and corporate customers per booked seat, calculated as Total Ticket Fares divided by the Total Bookings, over the period of measurement. We use Average Ticket Fare internally to evaluate how we are pricing our seats and routes to corporate customers in relation to the Cost per Available Seat to ensure we maintain our target margins. Average Ticket Fare increased during FY 2022, with an Average Ticket Fare of $1.23 compared to $1.48 during FY 2021.

Total Available Seats

Total Available Seats represents the total capacity of rides available on our platform (whether utilized or not), and is the aggregate of the number of seats made available on our platform. This measure includes both used and unused seats on our platform. We track Total Available Seats internally to ensure we optimize the capacity available on the platform. We review it together with our Total Bookings, as the relationship between these two metrics drives our Utilization. Total Available Seats has historically increased as our business has grown. During FY 2022, Total Available Seats increased to 47.76 million reflecting 39% increase.

	Year ended December 31
			FY 2021 - FY 2022
($million)	2022	2021	% Change
Total Available Seats	47.76	29.2	39%

Cost per Available Seat

Cost per Available Seat means the average cost to Swvl for each seat made available on our platform (whether utilized or not) and is calculated as cost of sales divided by Total Available Seats, over the period of measurement. We track Cost per Available Seat internally to ensure that the cost at which suppliers are joining our platform reduces with time. We review it together with our Average Ticket Fare, as the relationship between these two metrics have a material impact on our margins. While Cost per Available Seat has historically tended to decrease over time for each offering within a single geography, the overall Cost per Available Seat is influenced by changes in ride distance and geographic mix. Cost per Available Seat decreased from $1.44 during the year ended December 31, 2021 to $1.31 during FY 2022, primarily as a result of efforts for cost optimization through acquiring supply at less costs.

Utilization

Utilization means the level of occupancy of the seats made available on our platform (i.e. the proportion of the seats made available on our platform that were occupied by riders), calculated as Total Bookings divided by Total Available Seats, over the period of measurement. We track Utilization internally to ensure that the level of occupancy of the seat capacity increases with time. Utilization increased to 96% during FY 2022, with an average compared to 89% during FY 2021. This is due to focus on network optimization to higher utilization and higher profitable routes following the portfolio optimization program.

	Year Ended December 31
			FY 2021 -FY 2022
($ million)	2022	2021	% Change
Utilization	96%	89%	7.86%

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure calculated as loss for the year adjusted to exclude the following items which we do not believe are reflective of our operating performance: (i) depreciation of property and equipment, (ii) depreciation of right-of-use assets, (iii) amortization of intangible assets, (iv) provision for employees’ end of service benefits, (v) employee share-based payment charges, (vi) impairment of financial assets, (vii) impairment of assets, (viii) recapitalization costs, (ix) finance income and costs, net, (x) fair value gains rising from financial liabilities, (xi) taxes.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. These limitations include the following:

●	Adjusted EBITDA excludes depreciation of property and equipment and right-of-use assets, and although these are non-cash charges, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
●	Adjust EBITDA excludes amortization of intangible assets;
●	Adjusted EBITDA excludes provision for employees’ end of service benefits and excludes employee share-based payment charges, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;
●	Adjusted EBITDA does not reflect impairment of financial assets and impairment of assets as recognized in the consolidated statement of comprehensive loss;
●	Adjusted EBITDA does not reflect recapitalization costs resulting from the business combination transaction;
●	Adjusted EBITDA does not reflect components of finance income and costs, net;
●	Adjusted EBITDA does not reflect period fair value gains rising from financial liabilities; and,

●	Adjusted EBITDA does not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;

For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure please see the section entitled “Reconciliation of Non-IFRS Financial Measures.”

Number of corporate contracts

Number of corporate contracts is an operating measure representing the total number of contracts with corporates for our B2B offerings which were active during the period of measurement. This operating measure is useful to us as we continue to expand our B2B offerings as it assists management with quantifying sales efficiencies and growth.

	Year ended December 31
			FY 2021 - FY 2022
	2022	2021	% Change
Number of corporate contracts	289	183	57.92%

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

Reconciliation from Loss for the Year to Adjusted EBITDA

	Year Ended December 31
($million)	2022	2021
Loss for the year from continuing operations	(100.96)	(129.08)
Add: Depreciation of property and equipment	0.49	0.11
Add: Depreciation of right-of-use assets	0.95	0.41
Add: Amortization of intangible assets	1.35	0.02
Add: Provision for employees’ end of service benefits	(0.18)	0.71
Add/Less: Employee share scheme charges	(36.27)	33.6
Add: Impairment of financial assets	10.00	0.00
Add: Impairment of assets	46.38	0.00
Add: Recapitalization cost	139.61	0.00
Add: Finance income and costs, net	0.55	(3.23)
Add/Less: Change in fair value of financial liabilities	(109.72)	44.33
Less: Tax	(3.23)	(4.72)
Adjusted EBITDA	(51.03)	(57.85)

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash and cash equivalents raised from the issuance of convertible notes, equity financing and cash generated from operating activities.

Our total assets exceeded our total liabilities by approximately $2.63 million for FY 2022 compared to FY 2021. We incurred a loss for the year of approximately $123.58 million and $141.49 million for FY 2022 and FY 2021, respectively. In addition, we had accumulated losses of approximately $332.56 million and $216.07 million as of December 31, 2022 and December 31, 2021. To support our business plans, we have generated net cash flows from financing activities approximating to $124.85 million and $72.72 million of cash during FY 2022 and FY 2021 respectively through issuance of shares, PIPE subscription and issuance of Swvl Convertible Notes. As of December 31, 2022 and 2021, we had cash and cash equivalents of approximately $1.54 million and $9.53 million, respectively.

Subsequently, during the fiscal year ending December 31, 2023, Swvl obtained additional proceedings amounting to $12.79 million on account of selling Urbvan for $12 million ($9.9 million net of selling costs) and have issued 253,834 common A shares through our equity financing line amounting to $789,462 during the fiscal year ending December 31, 2023.

Our cash and cash equivalents consist primarily of cash with banks or other financial institutions that is unrestricted as to withdrawal and use. Our cash and cash equivalents are primarily denominated in U.S. Dollars as well as in local currencies of the markets where we operate.

We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date of this Report. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, and funds raised in connection with the Business Combination, including proceeds raised from the PIPE Financing and the funds released from the SPAC’s trust account after giving effect to any redemptions. These factors raise substantial doubt about our ability to continue as a going concern.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31
($million)	2022	2021
Cash flow from/(used in):
Operating Activities	(117.5)	(62.1)
Investing Activities	(8.1)	(11.1)
Financing Activities	124.9	72.7
Net (decrease) in cash and cash equivalents	(0.7)	(0.5)

Operating Activities

Net cash used in operating activities was $117.5 million for FY 2022, primarily consisting of $126.81 million loss for the year before tax adjusted for certain non-cash items. The net change in operating assets and liabilities is primarily the result of finance cost, listing costs, changes in fair value of deferred purchase price and financial liabilities, impairment of assets and employee share-based payments charge equating to $22.9 million net impact offset by $17.2 million changes in working capital mainly on account of a reduction in trade receivables of $11.91 million.

Net cash used in operating activities was $62.1 million for FY 2021, primarily consisting of $146.2 million of loss for the year before tax, adjusted for certain non-cash items, which included $44.3 million of finance cost charges related to the embedded derivatives relating to the Swvl Convertible Notes, $33.6 million employee share-based payments charges, a $1.3 million provision for expected credit losses, $0.5 million of depreciation expense related to right-of-use assets, a $0.7 million provision for employees’ end of service benefits, and less than $0.2 million of depreciation expense related to property and equipment. The net change in operating assets and liabilities is primarily the result of a $4.8 million increase in trade and other receivables (on account of increased sales), a $8.2 million increase in accounts payables, accruals and other payables and a $0.9 increase in prepaid expenses and other current assets.

Investing Activities

Net cash used in investing activities was $8.1 million for FY 2022, which primarily consisted of $5 million purchase of financial assets, software development costs $1.7 million, $0.8 million and $0.7 purchase of property and equipment and acquisition of subsidiary respectively.

Net cash used in investing activities was $11.1 million in FY 2021, consisting of purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements.

Financing Activities

Net cash provided by financing activities was $124.9 million for FY 2022, primarily consisting of $60.8 million of share issuance, $26.4 million in proceeds from issuance of convertible notes, $39.7 million proceeds from PIPE subscription.

Net cash provided by financing activities was $72.7 million for FY 2021, primarily consisting of $73.2 million in proceeds from the issuance of convertible notes, offset by lease liabilities paid during the year of $0.5 million.

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

Capital Expenditures

Our capital expenditures amounted to approximately $0.8 million for FY 2022, approximately $0.3 million in FY 2021. Our historical capital expenditures are primarily related to additions and purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops While we are an asset-light business, we expect to moderately increase our capital expenditures to meet the expected growth in scale of our business and as we expand geographically and bolster our existing offerings. We expect that cash received in connection with the Business Combination and cash from operating activities and financing activities will be used to meet our capital expenditure and marketing spend needs in the foreseeable future.

Indebtedness

We issued the Swvl Convertible Notes in an aggregate principal amount of $54.1 million to certain noteholders between March 8, 2021 and March 31, 2022. Upon consummation of the Business Combination, the Swvl Convertible Notes were cancelled, extinguished and converted into the right to receive Ordinary Shares.

In addition to the above, between August 25, 2021 and March 31, 2022, certain PIPE Investors effectively pre-funded Swvl with the Swvl Exchangeable Notes. Upon consummation of the Business Combination, the Swvl Exchangeable Notes were automatically exchanged for Ordinary Shares at an exchange price of $8.50-$9.50 per share (as applicable).

Off-Balance Sheet Arrangements

As of December 31, 2022, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2022.

	Payments Due by Period
($million)	<1 year	1-5 years	>5 years	Total
Convertible Notes	0	0	—	0
Lease Liabilities Commitments	0.75	1.59	—	2.34
Deferred and Contingent Consideration	—	—	—	0

C. Research and Development, Patents and Licenses

We have made, and will continue to make, significant investments in research and development and technology in an effort to improve our platform and to attract and retain drivers and riders, expand the capabilities and scope of our offerings, and enhance our customer experience. W e review and target our research and development activities on an ongoing basis based on the needs of our business. For further detail regarding our research and development costs, please see the section of this Report entitled “Item 4.B. Business Overview.”

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

End-user discounts and promotions

The Company offers discounts and promotions to end-users to encourage use of the transportation services provided by the Company. These are offered in various forms and include:

●	Targeted end user discounts and promotions. These discounts and promotions are offered to specific end-users in a market to acquire, re-engage or generally increase end-users’ use of the platform. Because the end-user does not provide the Company with a distinct good or service against these promotions and discounts, the Company deducts the amount of these promotions and discounts from the transaction price when recognizing revenue.
●	Free credits. Swvl provides end-users booking intercity routes using Swvl’s Travel platform with free credits to encourage booking a two-way trip between origin and destination cities. Under Swvl’s free credit program, a credit is transferred to an end-user’s wallet on the Swvl application after the completion of the first trip that the end-user can then consume while paying for the return trip. Because the Company provides the discount that is to be used in the future by the end-user, the free credit is recognized as a liability until it is redeemed by the end-user or the validity period of such credit lapses. However, this liability is not recognized when it is immaterial.
●	End-user referrals. End-user referrals are earned when an existing end-user (the referring end-user) refers a new end-user (the referred end-user) to the Swvl platform and the new end-user books their first ride on the platform. These referrals are typically paid in the form of a credit given to the referring end-user. The referring end-user is deemed to provide growth and marketing services to the Company as it provides a distinct good or service against the end-user referral discounts. As a result of this, the end-user referrals are recognized as selling and marketing costs.
●	Market-wide promotions. Market-wide promotions reduce the end-user fare charged for all or substantially all rides in a specific market in the form of discounts. As a result, the Company recognizes the cost of these promotions as a reduction of revenue when the ride is completed.

Deferred tax

As Swvl is incorporated in the British Virgin Islands, the profits from operations of Swvl are not subject to taxation. However, certain subsidiaries of Swvl are based in taxable jurisdictions such as Egypt where they are liable for tax.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and directors.

Name	Age	Position(s)
Executive Officers
Mostafa Kandil	30	Chief Executive Officer, Chairman
Abdullah Mansour	33	Interim Chief Financial Officer

Non-Employee Directors
Dany Farha	50	Lead Independent Director
Esther Dyson	70	Independent Director
Victoria Grace	46	Independent Director
Ahmed Sabbah	29	Director
Ayman Ismail	60	Independent Director

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

Abdullah Mansour has served as Swvl’s Interim Chief Financial Officer since March 31, 2023, and leads accounting, tax, treasury, financial planning and analysis functions. Mr. Mansour joined Swvl in December 2021 and is currently the chief financial officer of Swvl’s Middle East business. Prior to joining Swvl, Mr. Mansour served as senior associate with PricewaterhouseCoopers in the assurance team from September 2017 to December 2021 and the digital transformation team from March 2020 to December 2021, and before that as associate from October 2014 to September 2017, and as trainee with Ernst & Young from August to October 2014. Mr. Mansour is a Certified Public Accountant and holds an ACCA Diploma in International Financial Reporting and a bachelor’s degree in accounting from Ain Shams University in Egypt.

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

Ayman Ismail has served on the Swvl Board since May 2023. Mr. Ismail served as the Founding Chairman of Egypt New Administrative Capital. He is an accomplished executive with over 30 years’ experience across large multinationals in leadership roles. Previously, he worked with Pepsi as President, North Africa, and Chairman & CEO, with approximately 10,000 employees where he established the joint venture with El Maraay to enter the dairy market. Prior to Pepsi, Mr. Ismail served in a senior position with Procter & Gamble across Europe and Americas, responsible for significant transactions, such as its acquisition of Gillette. Mr. Ismail is a graduate of Harvard University and served as Chairman of the Board - Endeavor Egypt.

B. Compensation

Swvl Executive and Senior Management Team Compensation

The amount of compensation, including benefits in kind but excluding Swvl Options, which are addressed in separate sections below, accrued or paid to Swvl’s executives and senior management team with respect to FY 2022 is described in the table below:

(Dollars in thousands)	All individuals
Base salary	$1.9
Bonuses	$0.27
Additional benefit payments	$20.10
Total cash compensation	$22.2

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

Each non-executive/employee director will be entitled to receive as an annual retainer a grant of fully-vested Swvl Ordinary Shares with a fair market value of $35,000, payable quarterly in arrears. Any non-executive/employee director who joins or vacates the Swvl Board mid-year will receive a prorated annual retainer during the director’s year of service. In addition, the lead independent director of the Swvl Board, committee chairs and committee members will be entitled to receive grants of fully-vested Swvl Ordinary, payable quarterly in arrears, with the following fair market values:

●	$15,000 for the lead independent director;
●	$35,000 for the chair of our audit committee;
●	$15,000 for the chair of our compensation committee;
●	$8,000 for the chair of our nominating and corporate governance committee;
●	$10,000 for each other member of our audit committee;
●	$7,500 for each other member of our compensation committee; and
●	$4,000 for each other member of our nominating and corporate governance committee.

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

Aggregate Equity Award Information as of December 31, 2022 for directors and senior management

Swvl’s directors, executives and senior management held 1,752 Swvl Options (both vested and unvested) with a weighted average exercise price of $1,355.81 as of December 31, 2022, and expiration dates that are ten years following their original grant date (subject to earlier expiration as described below). Pursuant to and in accordance with the terms of the Business Combination Agreement, in connection with the Business Combination, each outstanding Swvl Option was assumed and converted into an option to purchase approximately 1,509.963 shares of Swvl Ordinary Shares, at an exercise price equal to the exercise price per share of such Swvl Option prior to the Business Combination divided by approximately 1,509.963.

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

C. Board Practices

Board Composition

The Swvl Board is comprised of six directors and is divided into three classes with staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Swvl’s directors are divided among the three classes as follows:

●	the Class I directors are Esther Dyson, Ahmed Sabbah and Ayman Ismail and their terms will expire at the annual general meeting of shareholders to be held in 2025;

●	there are currently no Class II directors. Class II directors will be nominated by the Swvl Board and appointed at the annual general meeting of shareholders to be held in 2023; and
●	the Class III directors are Mostafa Kandil, Victoria Grace and Dany Farha and their terms will expire at the annual general meeting of shareholders to be held in 2024.

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

Board Committees

The Swvl Board has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The Swvl Board may also establish from time to time any other committees that it deems necessary or desirable. The Swvl Board and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The Swvl Board delegates various responsibilities and authority to its committees as generally described below. The committees regularly report on their activities and actions to the full Swvl Board. Each member of each committee of the Swvl Board is qualified as an independent director in accordance with the listing standards of the Nasdaq. Each committee of the Swvl Board has a written charter approved by the Swvl Board. Copies of each charter are posted on Swvl’s website at www.swvl.com. The inclusion of Swvl’s website address in this Report does not include or incorporate by reference the information on Swvl’s website into this Report. Members serve on these committees until their resignation or until otherwise determined by the Swvl Board.

Audit Committee

The member of Swvl’s audit committee are Mr. Ismail, Chairman, Ms. Dyson and Mr. Farha, each of who can read and understand fundamental financial statements. Mr. Ismail, Mr. Farha and Ms. Dyson are independent under the rules and regulations of the SEC and the listing rules of the Nasdaq applicable to audit committee members. Mr. Ismail is the chair of the audit committee. Mr. Ismail, Mr. Farha and Ms. Dyson each qualify as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq. Swvl’s audit committee assists the Swvl Board with its oversight of the following: the integrity of Swvl’s financial statements; Swvl’s compliance with legal and regulatory requirements; the qualifications, independence and performance of the independent registered public accounting firm; and the design and implementation of Swvl’s internal audit function and risk assessment and risk management. Among other things, Swvl’s audit committee is responsible for reviewing and discussing with Swvl’s management the adequacy and effectiveness of Swvl’s disclosure controls and procedures. The audit committee also discusses with Swvl’s management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of Swvl’s financial statements, and the results of the audit, quarterly reviews of Swvl’s financial statements and, as appropriate, initiates inquiries into certain aspects of Swvl’s financial affairs. Swvl’s audit committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by Swvl’s employees of concerns regarding questionable accounting or auditing matters. In addition, Swvl’s audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of Swvl’s independent registered public accounting firm. Swvl’s audit committee has sole authority to approve the hiring and discharging of Swvl’s independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. Swvl’s audit committee reviews and oversees all related person transactions in accordance with Swvl’s policies and procedures.

Compensation Committee

The member of Swvl’s compensation committee are Mr. Farha and Ms. Grace. Mr. Farha is the chair of the compensation committee. Each member of Swvl’s compensation committee is considered independent under the rules and regulations of the SEC and the listing rules of the Nasdaq applicable to compensation committee members. Swvl’s compensation committee assists the Swvl Board in discharging certain of Swvl’s responsibilities with respect to compensating its executive officers, and the administration and review of its incentive plans for employees and other service providers, including its equity incentive plans, and certain other matters related to Swvl’s compensation programs.

Nominating and Corporate Governance Committee

The members of Swvl’s nominating and corporate governance committee is Ms. Dyson. Swvl’s nominating and corporate governance committee assists the Swvl Board with its oversight of and identification of individuals qualified to become members of the Swvl Board, consistent with criteria approved by the Swvl Board, and selects, or recommends that the Swvl Board selects, director nominees, develops and recommends to the Swvl Board a set of corporate governance guidelines and oversees the evaluation of the Swvl Board.

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

D. Employees

As of December 31, 2022, we had 203 full-time (or full-time equivalent) employees based primarily in Dubai and Egypt, including 167 in operations, 14 in engineering,17 in accounting and finance and 5 in marketing. None of our employees are represented by a labor union, and we consider our relations with employees to be good. To date, we have not experienced any work stoppages.

E. Share Ownership

Ownership of Swvl Securities by the directors and executive officers of Swvl is set forth in “Item 7.A. Major Shareholders” of this Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

	Swvl	% of Swvl’s
	Ordinary	Ordinary
Beneficial Owner	Shares	Shares
Five Percent Holders of Swvl:

Queen’s Gambit Holdings LLC (1) (11)	345,000	5.08%
Memphis Equity Ltd. (2) (7)	715,723	10.53%
VNV (Cyprus) Limited (3) (7) (8)	578,497	8.51%
DiGame Africa (4) (7) (9)	411,918	6.065%

Directors and Executive Officers of Swvl: (5)

Mostafa Kandil (7) (10)	301,993	4.45%
Abdullah Mansour	*	*
Dany Farha (2) (6)	715,723	10.54%
Esther Dyson (2)	*	*
Victoria Grace (1)	582,333	5.08%
Ahmed Sabbah	*	* %
Ayman Ismail	11,295	0.16%

All Directors and Executive Officers of Swvl as a Group (Seven Individuals)	3,899,815	50.42%

*	Less than one percent.
(1)	Consisting of 345,000 Ordinary Shares and 5,933,333 Sponsor Warrants. Queen’s Gambit Holdings LLC is the record holder of the shares reported herein. Victoria Grace is the managing member of Queen’s Gambit Holdings LLC.
(2)	Investment and voting decisions for securities held by Memphis Equity Ltd. are made by the investment committee of Memphis Equity Ltd., which, Swvl has been informed by Memphis Equity Ltd., consists of Dany Farha and Yousef Hammad.
(3)	Investment and voting decisions for securities held by VNV (Cyprus) Limited are made by a majority of the members of the board of directors of VNV (Cyprus) Limited, which Swvl has been informed by VNV (Cyprus) Limited, is comprised of Boris Sinegubko, Eleni Chrysostomides, Georgia Chrysostomides and Chrystalla Dekatris.
(4)	Investment and voting decisions for securities held by DiGame Africa are made by a majority of the members of the board of directors of DiGame Investment Company, which Swvl has been informed by DiGame Africa, is comprised of Samer Salty, Shane Tedjarati, Esther Dyson, Samir Mikati and Samir Hammami.
(5)	The business address for each director and executive officer of Swvl is The Offices 4, One Central, Dubai World Trade Centre, Dubai, UAE.
(6)	Consists of 715,723 Ordinary Shares held by Memphis Equity Ltd. and deemed beneficially owned by Mr. Farha as a result of his membership on the investment committee of Memphis Equity Ltd.
(7)	Party to the Shareholders’ Agreement, which is filed as Exhibit 4.6 to this Report.
(8)	The number of Ordinary Shares beneficially owned by VNV (Cyprus) Limited is based on the information disclosed on the Schedule 13D filed with the SEC on April 8, 2022.

(9)	The number of Ordinary Shares beneficially owned by DiGame Africa is based on the information disclosed on the Schedule 13D filed with the SEC on April 11, 2022.
(10)	The number of Ordinary Shares beneficially owned by Mostafa Kandil is based on the information disclosed on the Schedule 13D filed with the SEC on April 8, 2022.
(11)	The number of Ordinary Shares beneficially owned by Queen’s Gambit Holdings LLC is based on the information disclosed on the Schedule 13D filed with the SEC on April 7, 2022.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination. Prior to the Business Combination, Swvl Inc.’s principal shareholder was Memphis Equity Ltd., which held ordinary shares representing 10.58% of Swvl Inc.’s outstanding ordinary shares prior to the Business Combination. Prior to the Business Combination, Swvl Holdings Corp (then known as Pivotal Holdings Corp) was a wholly-owned subsidiary of Swvl Inc.

B. Related Party Transactions

VNV (Cyprus) Loan

VNV (Cyprus) is one of Swvl major shareholders with current percentage ownership of 8.5% (578,497 Common A shares), on June 30th 2023 Swvl and VNV entered into a loan agreement for the express purpose of extending the term of coverage under the Directors’ and Officers’ liability insurance. The loan amount is $0.13 million with an interest of 10 per cent per annum. And the loan is payable on December 1, 2023.

Payment on bBehalf Board Members

The following board members – Ayman Ismail, Esther Dyson, Victoria Grace and Danny Farha – agreed on June 30, 2023, to collectively pay on behalf of Swvl an amount of $0.5 million in aggregate ($0.13 million for each) for the express purpose of extending the term of coverage under the Directors’ and Officers’s liability insurance. The amount paid on behalf to be reimbursed back to the mentioned Board Members in event of the closing sale of the subsidiary in Mexico

In connection with Swvl’s the directors and officers insurance costs, on June 30, 2023, there was a payment due to the insurance provider while Swvl did not have the sufficient liquidity at the time, five board members

Registration Rights

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

PIPE Financing

In connection with the PIPE Financing, on July 28, 2021, the Concordium Foundation, a Swiss Foundation (Stiftung) and affiliate of Concordium AG, executed a subscription agreement agreeing to purchase 2,500 Swvl Common Shares A for $10.00 per share for an aggregate purchase price of $25,000. Lone Fønss Schrøder, a member of the Swvl Board at the date of the execution of the subscription agreement, served as the Chief Executive Officer of Concordium AG but had no ownership interest in nor control over the Concordium Foundation.

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

Mansour Employment Agreement

On April 1, 2023, Swvl and Swvl For Smart Transport Applications and Services LLC entered into an employment agreement with Abdullah Mansour to commence service as Swvl’s Interim Chief Financial Officer for an indefinite period (the “Mansour Employment Agreement”). The Mansour Employment Agreement provides for, among other things, an annual base salary of $38,710 to be paid to Mr. Mansour per year. Mr Mansour is subject to non-competition and non-solicitation covenants during his employment and for a period of one-year following termination of employment and non-disparagement and confidentiality covenants during and following termination of his employment.

Grant of Stock Options to Executive Officers and Directors

On March 31, 2022, Swvl granted Mr. Kandil Initial Kandil Option Award (consisting of an option to purchase 130,495 Swvl Ordinary Shares) with an exercise price of $10 per share and subject to a four-year vesting term, with 25% of the shares underlying such applicable grant vesting on the first anniversary of the grant date, and the remainder vesting in 12 equal quarterly installments following such anniversary and subject to the terms of Mr. Kandil’s employment agreement discussed above and the terms of the 2021 Plan as discussed in the section of this Report entitled “Item 6. Directors, Senior Management and Employees-Compensation- Swvl 2021 Omnibus Incentive Compensation Plan.”

In connection with Mr. Albrecht’s commencement as the chair of Swvl’s audit committee, on March 31, 2022, Swvl granted Mr. Albrecht an option to purchase 50,000 Swvl Ordinary Shares with an exercise price of $10 per share and subject to a four-year vesting term, with 25% of the shares underlying such grant vesting on the first anniversary of the grant, and the remainder vesting in 12 equal quarterly installments following such anniversary and subject to the terms of the 2021 Plan as discussed in the section of this Report entitled “Item 6. Directors, Senior Management and Employees-Compensation- Swvl 2021 Omnibus Incentive Compensation Plan.”

Partnership with Concordium

On August 11, 2021, Swvl and Concordium AG announced a strategic partnership to use blockchain technologies to develop mass transit solutions. Lone Fønss Schrøder, a former member of the Swvl Board, also served as the Chief Executive Officer of Concordium AG on the date of the execution of the strategic partnership between the parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

ITEM 9.THE OFFER AND LISTING

A. Offer and Listing Details

Swvl’s Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “SWVL” and “SWVLW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Information related to markets is set forth in “Item 9.A. Offer and Listing Details” of this Report.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

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

Authorized Shares

The Swvl Public Company Articles authorize the issuance of up to 75,000,000 shares, consisting of (a) 20,000,000 Ordinary Shares, par value $0.0025 per share, and (b) 55,000,000 preferred shares, par value $0.0001 per share. All outstanding Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates representing Ordinary Shares are issued in registered form.

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

Anti-Takeover Provisions

Some provisions of the Swvl Public Company Articles may discourage, delay or prevent a change of control of Swvl or management that members may consider favorable, including, among other things:

●	a classified board of directors with staggered, three-year terms;
●	the ability of the Swvl Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, potentially without shareholder approval;
●	the right of Mostafa Kandil to serve as Chair of the Swvl Board so long as he remains Chief Executive Officer of Swvl and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of Swvl;
●	until the completion of Swvl’s third annual meeting of shareholders following the consummation of the Business Combination, commitments by major shareholders to vote in favor of the appointment of Swvl designees to the Swvl Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Swvl Board, subject to specified conditions);
●	the limitation of liability of, and the indemnification of and advancement of expenses to, members of the Swvl Board;
●	advance notice procedures with which shareholders must comply to nominate candidates to the Swvl Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in the Swvl Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of Swvl;
●	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;
●	that shareholders may not act by written consent in lieu of a meeting or call extraordinary meetings;
●	the right of the Swvl Board to fill vacancies created by the expansion of the Swvl Board or the resignation, death or removal of a director; and
●	that the Swvl Public Company Articles may be amended only by the Swvl Board of Directors or by the affirmative vote of holders of a majority of not less than 75% of the voting power of all of the then-outstanding shares of Swvl.

However, under British Virgin Islands law, the directors of Swvl may only exercise the rights and powers granted to them under our the Swvl Public Company Articles for a proper purpose and for what they believe in good faith to be in the best interests of Swvl.

C. Material Contracts

Viapool Stock Purchase Agreement

On January 14, 2022, we acquired a 51% controlling interest in Viapool, a company incorporated under the laws of the State of Delaware, pursuant to a stock purchase agreement. Viapool is engaged in the development, implementation and commercialization of new mobility and transport systems, including different services and connecting travellers with buses and private cars in Argentina. The total value of the purchase consideration is approximately $4.5 million in cash and shares.

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

Institutional Investor Securities Purchase Agreement

On August 10, 2022, we entered into a securities purchase agreement with the Institutional Investor pursuant to which we sold 12,121,214 Ordinary at a purchase price of $1.65 per Ordinary Share, which purchase price included series A and series B warrants of the Company immediately exercisable upon issuance for one Ordinary Share at an exercise price of $1.65. The series A warrants provide the right to purchase up to 12,121,214 Ordinary Shares for a period of five years. The series B warrants provide the right to purchase up to 6,060,607 Ordinary Shares for a period of two years. A.G.P./Alliance Global Partners acted as the sole placement agent for the Private Placement and received customary compensation for its services, including the issuance thereto of 121,212 Ordinary Shares.

Pursuant to the terms of the securities purchase agreement with the Institutional Investor, we agreed to, among other things, to refrain from (i) issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of certain of our securities (including Ordinary Shares pursuant to the B. Riley Facility) for a period commencing August 10, 2022 until the date that is 60 calendar days after the date that the SEC declares effective the registration statement registering the resale of the Ordinary Shares and Ordinary Shares issuable upon exercise of the Institutional Investor Warrants (or, in the event of a “review” by the SEC of the Registration Statement, 30 days after the date that the SEC declares the registration statement registering the resale of the Institutional Investor securities effective) and (ii) entering into variable rate transactions (as defined in the securities purchase agreement with the Institutional Investor), subject to certain exceptions, for a period of 12 months after the SEC declares the registration statement registering the resale of the Institutional Investor securities effective.

In connection with the Institutional Investor Private Placement, we also entered into the Institutional Investor Registration Rights Agreement pursuant to which we agreed to, among other things, to (i) file the Institutional Investor Registration Statement no later than August 30, 2022 and (ii) use our reasonable best efforts to cause the Institutional Investor Registration Statement to become effective as promptly as practicable thereafter, and, in any event no later than 90 days after the closing of the Institutional Investor Private Placement.

In connection with the Institutional Investor Private Placement, certain of the directors of the Swvl Board entered into lock-up agreements and agreed not to sell or transfer any of the Ordinary Shares they hold, subject to certain exceptions, during the Restricted Period.

Definitive Agreement for the Disposition of Urbvan

On September 7, 2023, we entered into a definitive agreement with Kolors, a leading transport provider in Latin America, to sale our entire holdings in Urbvan, for aggregate gross proceeds of $12 million (9.1 net of all selling costs). Urbvan was acquired by us in July 2022 in an all-share acquisition, and the sale of Urbvan to Kolors is comprised entirely of cash. Pursuant to the agreement, we will receive $12 million for the sale of Urbvan, of which $9.5 million in cash was paid at closing, and $2.5 million to be paid over one year. Urbvan constituted 7% of our IFRS revenues as of December 31, 2022. The sale of Urbvan reflects our strategy to focus on higher priority markets.

Definitive Agreement for the Disposition of Volt Lines

Effective January 6, 2023, we and our subsidiary, Swvl Global FZE, entered into a definitive agreement with the Former Volt Lines Shareholders of Volt Lines, a private company with limited liability duly incorporated under the laws of the Netherlands and a Turkey-based B2B and Transport as a service mobility business, to unwind our previous acquisition of Volt Lines. Pursuant to the agreement, the Former Volt Lines Shareholders are not obligated to retransfer or cancel the tranche of their Ordinary Shares already received from the prior acquisition agreement.

Definitive Agreement for the Disposition of Swvl Pakistan

Effective April 15, 2023, we and our subsidiary, Swvl Pakistan, entered into a definitive agreement with Mr. Danish Elahi, to sell the shares in Swvp Pakistan as part of our Portfolio Optimization Program. Pursuant to the agreement, Mr. Danish Elahi acquired 99.99% of all the issued and outstanding shares in Swvl Pakistan, with the purchase price of $20,000. After the acquisitions Mr. Muhammad Arid Shafi owns 0.01% of all the issued and outstanding shares in Swvl Pakistan.

We have otherwise not entered into any material contracts in the two years immediately preceding the date of this Report other than in the ordinary course of business, and other than those described in this Report in the sections entitled “Item 4. Information on the Company,” “Item 7.B Related Party Transactions” or elsewhere in this Report.

Creditor Settlement Arrangements

Throughout 2023, the Group entered into settlement agreements with a significant number of creditors. These agreements release the Group of a significant portion of creditor balances, mainly associated with the SPAC transaction, as of the reporting period by discounting a portion of the liability. These agreements resulted in discounts amounting to approximately USD 18.7 million that are contingent on the Group’s immediate settlement of these outstanding balances upon the closing date of the agreements. Subsequently, the Group abided by the terms of these agreements and settled the outstanding balances at the respective closing date of each agreement.

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

This summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws, or any tax treaties. Furthermore, this discussion does not address all U.S. federal income tax considerations that may be relevant to particular holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules under the U.S. federal income tax laws, such as:

●	banks, insurance companies, or other financial institutions;
●	tax-exempt or governmental organizations;
●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);
●	dealers in securities or foreign currencies;
●	persons whose functional currency is not the U.S. dollar;
●	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;
●	persons deemed to sell Ordinary Shares or Warrants under the constructive sale provisions of the Code;
●	persons that acquired Ordinary Shares or Warrants through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
●	persons that hold Ordinary Shares or Warrants as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;
●	certain former citizens or long-term residents of the United States;
●	except as specifically provided below, persons that actually or constructively own 5% or more (by vote or value) of any class of shares of the Company;
●	holders of Sponsor Warrants;

●	the Company’s officers or directors; and
●	holders who are not U.S. Holders.

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

U.S. Holder Defined

For purposes of this discussion, a “U.S. Holder” is a Holder that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

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

Special Considerations For U.S. Holders that Acquired Our Interests As A Result of the Business Combination. As a result of the Business Combination, the application of the PFIC tests for the taxable year ending December 31, 2022 (the “2022 Tax Year”) will reflect the assets and income of the SPAC for the period prior to Closing, and the income and assets of the Company following Closing. Accordingly, the application of the PFIC test in the 2022 Tax Year could differ from the application of the PFIC tests in other years. In addition, U.S. Holders who received their Warrants or Ordinary Shares in exchange for the warrants issued by SPAC at the time of SPAC’s initial public offering or ordinary shares issued by SPAC (“SPAC Shares”) pursuant to the Business Combination (“Former SPAC Holders”) should consult the Form F-4 section entitled “Material Tax Considerations” and their own tax advisors about special PFIC rules that apply to them as a result of their historic ownership of these respective interests.

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

I. Subsidiary Information

For a listing of our subsidiaries, see the section of this Report entitled “Item 4.C. Information on the Company-Organizational Structure.”

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

We were not exposed to price risk as at December 31, 2022, as we have no financial instruments which are sensitive to market prices.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants

There were 17,433,333 warrants outstanding as of the consummation of the Business Combination, consisting of 11,500,000 Warrants and 5,933,333 Sponsor Warrants.

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

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, including our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weaknesses described below, as of December 31, 2022, our disclosure controls and procedures were not effective. We are in the process of undertaking certain remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, a company’s principal executive officer and principal financial officer, or persons performing similar functions, and effected by a company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of a company’s assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of the company’s management and directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Item 3.D. “Risk Factors,” as of December 31, 2022, we have material weaknesses in our internal control over financial reporting relating to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Swvl’s consolidated financial statements.

Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

In connection with the preparation of its financial statements as of and for the year ended December 31, 2022, Swvl and its independent registered public accounting firm identified material weaknesses in Swvl’s internal control over financial reporting related to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Swvl’s consolidated financial statements.

While Swvl performed a preliminary evaluation of its internal control over financial reporting, Swvl was not required to perform an evaluation of internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because Swvl was a private company during the applicable evaluation period ending December 31, 2022. Had such an evaluation been performed, additional control deficiencies may have been identified by Swvl, and those control deficiencies may have also represented one or more material weaknesses.

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

For more information on our internal control over financial reporting, please see the sections of this Report entitled “Item 3D. Risk Factors-Swvl has identified material weaknesses in its internal control over financial reporting. If for any reason Swvl is unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, Swvl’s ability to produce accurate and timely consolidated financial statements may be impaired, which may harm Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl.”

ITEM 16.[RESERVED]

A. Audit Committee Financial Expert

Information related to members of Swvl’s audit committee is set forth under the subsection of this Report entitled “Item 6C. Board Practices-Audit Committee.”

B. Code of Ethics

Information related to members of Swvl’s code of ethics is set forth under the subsection of this Report entitled “Item 6C. Board Practices-Code of Conduct.”

C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton.

	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021
Audit Fees	$1,050,000	$1,038,512
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$1,050,000	$1,038,512

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

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18 of this Report.

ITEM 18.FINANCIAL STATEMENTS

The Company’s financial statements are filed as part of this Report beginning on page F-1.

ITEM 19.EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1

Third Amended and Restated Memorandum and Articles of Association of Swvl Holdings Corp (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 25, 2023 (File no. 001-41339)).

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

4.21†	Non-Employee Director and Advisor Board Member Compensation Policy (incorporated by reference to Exhibit 4.21 to the Form 20-F filed on April 15, 2022 (File no. 001-41339))..

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

Exhibit No.	Description

4.24

Amendment No. 2 to Ordinary Shares Purchase Agreement, dated as of April 14, 2022, by and among B. Riley, Swvl Inc. and Swvl Holdings Corp (incorporated by reference to Exhibit 4.24 to the Form 20-F filed on April 15, 2022 (File no. 001-41339))..

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

4.28

Form of Subscription Agreement, dated July 28, 2021, by and among Pivotal Holdings Corp, Swvl Inc. and Queen’s Gambit Growth Capital (incorporated by reference to Exhibit 4.28 to the Form 20-F filed on April 15, 2022 (File no. 001-41339)).

4.29*

Sale and Purchase Agreement, dated January 6, 2023, by and between Mohamad Ali Al Halabi, Khaleej 1 Ltd, HEDEF ARAÇ KİRALAMA VE SERVİS A.Ş., March Holding Limited, Stichting DAI & Members, Stichting Turkish Investors, Stichting MEVP Investors, Lill CVC SAPI de CV, Wamda Seed Limited, Stichting Volt Lines ESOP, Commoditynet Holding B.V., WSH Ltd., Southeast Europe Equity Fund II, LP, Swvl Global FZE, Swvl Inc. and Volt Lines B.V.

4.30

Sale and Purchase Agreement, dated November 16, 2021, by and between Alejandro Taubas, Alejo Matías Miragaya, Lionel Fridman, Diego Nomberg, Clin Fondo de Inversión Privado, AVP Seed Fund I, Angel Ventures Pacific Alliance Fund II Limited Partnership, Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, acting as trustee of Irrevocable Trust F/4862, designated AV Pacific Alliance Trust II, CMPL Angel Seed Fund LP and Swvl Inc., Swvl Global FZE, with Swl Inc. as an obliged delegee of the Buyer Viapool Inc (incorporated by reference to Exhibit 10.3 to Swvl’s Form 6-K (File No. 001-41339) filed with the Securities and Exchange Commission on December 6, 2022).

4.31*	Sale and Purchase Agreement, dated September 6, 2023, by and among Kolors, Inc. and Urbvan Mobility Limited..

4.32*	Employment Agreement, dated December 15, 2021, by and among Abdullah Mansour and Swvl For Smart Transport Applications and Services.

4.33*	Share Acquisition Agreement, dated April 15, 2023, by and among Danish Elahi and Swvl Pakistan (Pvt.) Ltd.

8.1*	List of Subsidiaries of Swvl Holdings Corp.

12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer.

13.1*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer.

13.2*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer.

101.INS	XBRL Instance Document

101.SCH	XBRLTaxonomy Extension Schema Document

101.CAL	XBRLTaxonomy Extension Calculation Linkbase Document

101.DEF	XBRLTaxonomy Extension Definition Linkbase Document

101.LAB	XBRLTaxonomy Extension Label Linkbase Document

101.PRE	XBRLTaxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).

* Filed herewith

† Indicates a management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SWVL HOLDINGS CORP

October 30, 2023	By:	/s/ Mostafa Kandil
		Name:	Mostafa Kandil
		Title:	Chief Executive Officer

Swvl Holdings Corp and its subsidiaries

Consolidated financial statements

for the years ended December 31 2022 and 2021

Swvl Holdings Corp and its subsidiaries

Consolidated financial statements

For the years ended December 31, 2022 and 2021

To the Board of Directors and Shareholders

Swvl Holdings Corp

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Swvl Holdings Corp and its subsidiaries (together the “Group”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statement, the Group incurred a net loss of $123,061,462 ($141,489,397 for the year ended 31 December 2021) during the year ended December 31, 2022, and as of that date, the Group’s accumulated losses is $332,044,794 ($216,066,255 as at 31 December 2021) and has negative operating cash flows of $151,111,293 ($62,134,740 for the year ended 31 December 2021). These conditions, along with other matters as set forth in Note 2.2, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

We have served as the Group’s auditor since 2020

Dubai, United Arab Emirates

October 30, 2023

Swvl Holdings Corp and its subsidiaries

Consolidated statement of financial position - As of 31 December 2022

(All amounts are shown in USD unless otherwise stated)

	Note	2022	2021
ASSETS
Non-current assets
Property and equipment	5	1,270,838	648,704
Intangible assets	6	10,534,278	988,406
Goodwill	7	—	4,418,226
Right-of-use assets	20.1	815,646	4,059,896
Sublease receivables	20.2	553,029	—
Deferred tax assets	29.2	18,708,988	14,631,743
		31,882,779	24,746,975

Current assets
Current financial assets	8	—	10,000,880
Deferred transaction cost	9	—	7,355,404
Trade and other receivables	10	14,815,432	6,603,240
Prepaid expenses and other current assets	11	3,298,377	1,102,989
Sublease receivables	20.2	648,523	—
Cash and cash equivalents	12	1,538,347	9,529,723
		20,300,679	34,592,236
Assets classified as held for sale	34	5,279,098	—
Total assets		57,462,556	59,339,211

EQUITY AND LIABILITIES
EQUITY
Share capital	13	13,903	8,529
Share premium	13	343,435,529	88,873,188
Employee share scheme reserve	14	773,666	36,929,523
Foreign currency translation reserve	15	(4,347,257)	450,863
Reserve of disposal groups classified as held for sale	34	(492,474)	—
Accumulated deficit		(332,562,780)	(216,066,255)
Equity/(deficit) attributable to equity holders of the Parent Company		6,820,587	(89,804,152)

Non-controlling interests		(4,191,394)	66,378
Total equity/(deficit)		2,629,193	(89,737,774)

LIABILITIES
Non-current liabilities
Provision for employees’ end of service benefits		267,751	815,407
Derivative warrant liabilities	18.1	1,317,091	—
Deferred purchase price	7	194,093	—
Interest-bearing loans		—	337,545
Lease liabilities	20.3	1,592,111	2,961,317
		3,371,046	4,114,269

Current liabilities
Derivatives liabilities	16	—	44,330,400
Deferred purchase price	7	7,425,488	3,618,902
Convertible notes	17	—	74,606,482
Accounts payable, accruals and other payables	19	33,418,502	19,987,552
Current tax liabilities		1,027,404	678,972
Loans from a related party	31	—	478,764
Interest-bearing loans		—	60,440
Lease liabilities	20.3	751,015	1,201,204
		42,622,409	144,962,716
Liabilities directly associated with assets classified as held for sale	34	8,839,908	—
Total liabilities		54,833,363	149,076,985
Total equity and liabilities		57,462,556	59,339,211

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Consolidated statement of comprehensive loss - For the year ended 31 December

(All amounts are shown in USD unless otherwise stated)

	Note	2022	2021	2020
Continuing operations
Revenue	21	51,489,952	25,563,945	14,984,746
Cost of sales	22	(48,736,323)	(31,349,979)	(19,196,633)
Gross income/(loss)		2,753,629	(5,786,034)	(4,211,887)

General and administrative expenses	23	(66,521,060)	(69,029,507)	(15,620,318)
Selling and marketing costs	24	(18,148,235)	(12,190,989)	(4,231,178)
Provision for expected credit losses	10	(1,184,542)	(1,101,614)	(510,154)
Other income/(expenses), net	26	710,458	(807)	—
Operating loss		(82,389,750)	(88,108,951)	(24,573,537)

Finance income	27	253,892	126,449	588,611
Change in fair value of financial liabilities	18	109,720,648	(44,330,400)	—
Change in fair value of deferred purchase price	7	31,844,346	—	—
Change in fair value of employee share scheme reserve	14	36,155,857	—	—
Recapitalization cost	35	(139,609,424)	—	—
Impairment of financial assets	8	(10,000,880)	—	—
Impairment of assets	6,34	(46,381,441)	—	—
Finance cost	28	(3,777,291)	(1,494,693)	(63,683)
Loss before tax from continuing operations		(104,184,043)	(133,807,595)	(24,048,609)

Income tax benefit	29.1	3,225,251	4,718,036	3,155,704

Loss for the year from continuing operations		(100,958,792)	(129,089,559)	(20,892,905)

Discontinued operations
Loss for the year from discontinued operations	34	(22,620,656)	(12,399,838)	(8,832,297)
Loss for the year		(123,579,448)	(141,489,397)	(29,725,202)

Attributable to:
Equity holders of the Parent Company		(116,496,525)	(141,416,132)	(29,725,202)
Non-controlling interests		(7,082,923)	(73,265)	—
		(123,579,448)	(141,489,397)	(29,725,202)

Loss per share attributable to equity holders of the Parent Company
Basic	30	(0.98)	(1.66)	(0.36)
Diluted	30	(0.98)	(1.66)	(0.36)

Loss per share attributable to equity holders of the Parent Company for continuing operations
Basic	30	(0.85)	(1.51)	(0.25)
Diluted	30	(0.85)	(1.51)	(0.25)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations, net of tax	15	(5,290,594)	(409,511)	(308,434)
Total comprehensive loss for the year		(128,870,042)	(141,898,908)	(30,033,636)

Attributable to:
Equity holders of the Parent Company		(121,787,119)	(141,825,643)	(30,033,636)
Non-controlling interests		(7,082,923)	(73,265)	—
		(128,870,042)	(141,898,908)	(30,033,636)

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Consolidated statement of changes in equity - As of 31 December 2022

(All amounts are shown in USD unless otherwise stated)

								Equity/(deficit)
					Reserve for			attributable to
				Share-based	disposal	Foreign currency		equity holders of
		Share	Share	compensation	group held	translation	Accumulated	the Parent	Non-controlling	Total
	Note	capital	premium	reserve	for sale	reserve	losses	Company	interests	equity/(deficit)
As at January 1, 2020 (recast)		7,477	62,496,668	489,297	—	1,168,808	(44,924,921)	19,237,329	—	19,237,329

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	(29,725,202)	(29,725,202)	—	(29,725,202)
Other comprehensive loss for the year		—	—	—	—	(308,434)	—	(308,434)	—	(308,434)
						(308,434)	(29,725,202)	(30,033,636)	—	(30,033,636)

Issuance of shares		1,052	26,376,520	—	—	—	—	26,377,572	—	26,377,572
Employee share scheme reserve		—	—	2,828,995	—	—	—	2,828,995	—	2,828,995
		1,052	26,376,520	2,828,995	—	—	—	29,206,567	—	29,206,567

As at December 31, 2020 (recast)		8,529	88,873,188	3,318,292	—	860,374	(74,650,123)	18,410,260	—	18,410,260

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	(141,416,132)	(141,416,132)	(73,265)	(141,489,397)
Other comprehensive loss for the year		—	—	—	—	(409,511)	—	(409,511)	—	(409,511)
		—	—	—	—	(409,511)	(141,416,132)	(141,825,643)	(73,265)	(141,898,908)

Acquisition of a subsidiary		—	—	—	—	—	—	—	139,643	139,643
Employee share scheme reserve	14	—	—	33,611,231	—	—	—	33,611,231	—	33,611,231
		—	—	33,611,231	—	—	—	33,611,231	139,643	33,750,874

As at December 31, 2021 (recast)		8,529	88,873,188	36,929,523	—	450,863	(216,066,255)	(89,804,152)	66,378	(89,737,774)

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	(116,496,525)	(116,496,525)	(7,082,923)	(123,579,448)
Other comprehensive loss for the year		—	—	—	—	(5,290,594)	—	(5,290,594)	—	(5,290,594)
		—	—	—	—	(5,290,594)	(116,496,525)	(121,787,119)	(7,082,923)	(128,870,042)

Issuance of shares	13	1,970	31,887,125	—	—	—	—	31,889,095	—	31,889,095
Issuance of shares to PIPE Investors	13	397	39,663,603	—	—	—	—	39,664,000	—	39,664,000
Issuance of shares to SPAC shareholders	13	1,395	32,332,406	—	—	—	—	32,333,801	—	32,333,801
Conversion of convertible notes	13	1,612	145,952,505	—	—	—	—	145,954,117	—	145,954,117
Recapitalizations costs	13	—	139,609,424	—	—	—	—	139,609,424	—	139,609,424
Costs attributable to the issuance of shares in connection with the business combination	13	—	(59,332,267)	—	—	—	—	(59,332,267)	—	(59,332,267)
Cost of shares earnouts	13	—	(75,550,455)	—	—	—	—	(75,550,455)	—	(75,550,455)
Acquisition of a subsidiary	13	—	—	—	—	—	—	—	2,825,151	2,825,151
Share-based compensation reversal	14	—	—	(36,155,857)	—	—	—	(36,155,857)	—	(36,155,857)
Discontinued operations	34	—	—	—	(492,474)	492,474	—	—	—	—
		5,374	254,562,341	(36,155,857)	(492,474)	492,474	—	218,411,858	2,825,151	221,237,009

As at December 31, 2022		13,903	343,435,529	773,666	(492,474)	(4,347,257)	(332,562,780)	6,820,587	(4,191,394)	2,629,193

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Consolidated statement of cash flows - for the year ended 31 December

(All amounts are shown in USD unless otherwise stated)

	Note	2022	2021	2020
Loss before tax from continued operations		(104,184,043)	(133,807,595)	(24,048,609)
Loss before tax from discontinued operations		(22,620,656)	(12,399,838)	(8,832,297)
Loss for the year before tax		(126,804,699)	(146,207,433)	(32,880,906)

Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property and equipment	5	604,304	182,402	123,603
Depreciation of right-of-use assets	20.1	1,216,495	541,218	363,809
Amortization of intangible assets	6	2,455,243	15,963	—
Provision for expected credit losses	10	1,184,542	1,327,104	728,856
Gain on recognition of sublease receivable		(87,026)	—	—
Sublease income	20.2	(8,340)	—	—
Provision for employees’ end of service benefits, net of reversals		(171,447)	704,614	164,511
Finance cost	28	3,777,291	1,494,693	—
Listing costs		139,609,424	—	—
Change in fair value of deferred purchase price		(31,844,346)	—	—
Change in fair value of financial liabilities		(109,720,648)	44,330,400	—
Impairment of assets		46,381,441	—	—
Impairment of financial assets		10,000,880	—	—
Employee share-based payments (reversals)/charges	14	(36,155,857)	33,611,231	2,828,995
		(99,562,743)	(63,999,808)	(28,671,132)
Changes in working capital:
Trade and other receivables		(11,911,125)	(4,825,451)	(1,791,335)
Prepaid expenses and other current assets		(2,584,987)	(868,620)	(60,758)
Accounts payable, accruals and other payables		(3,559,461)	8,164,376	(257,751)
Current tax liabilities		793,105	(635,821)	271,219
Due from related parties		—	36,091	(36,091)
		(116,825,211)	(62,129,233)	(30,545,848)
Payment of employees’ end of service benefits		(635,314)	(5,507)	—
Net cash flows used in operating activities		(117,460,525)	(62,134,740)	(30,545,848)

Cash flows from an investing activity
Purchase of property and equipment	5	(817,586)	(319,471)	(212,985)
Purchase of financial assets	8	—	(10,000,880)	—
Payment for acquisition of subsidiary, net of cash acquired	7	(743,292)	(823,446)	—
Sublease rentals received	20.2	138,410	—	—
Purchase of financial assets		(5,000,010)	—	—
Payment of software development costs	6	(1,666,934)	(2,222)	—
Net cash flows from/(used in) investing activities		(8,089,412)	(11,146,019)	(212,985)

Cash flows from financing activities
Proceeds from issuance of share capital		60,787,038	—	26,377,572
Proceeds from issuance of convertible notes		26,336,000	73,206,415	—
Proceed from PIPE subscription		39,664,000	—	—
Payments of external loan		(134,830)	—	—
Repayment of loan from related party		(195,270)	—	—
Repayment of convertible note		—	—	—
Finance cost paid		(543,432)	(2,653)	—
Finance lease liabilities paid, net of accretion	20.3	(1,063,074)	(482,389)	(335,694)
Net cash flows from financing activities		124,850,432	72,721,373	26,041,878

Net decrease in cash and cash equivalents		(699,505)	(559,386)	(4,716,955)
Cash and cash equivalents at the beginning of the year		9,529,723	10,348,732	15,332,928
Effects of exchange rate changes on cash and cash equivalents		(6,133,942)	(259,623)	(267,241)
Cash and cash equivalents at the end of the year	12	2,696,276	9,529,723	10,348,732
Non-cash financing and investing activities:
Issuance of shares during the year		3,432,493	—	—
Cost of shares earnouts		(75,550,455)	—	—
Acquisitions of non-controlling interests		(3,036,641)	—	—
Costs attributable to the issuance of shares		8,465,508	—	—
Conversion of convertible notes		145,954,117	—	—
Property and equipment additions through acquisition of business		(586,452)	—	—
Intangible assets additions through acquisition of business		(20,580,000)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021

1Establishment and operations

Swvl Holdings Corp (the “Parent Company”) (formerly known as “Pivotal Holdings Corp”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and was registered on 23 July 2021. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.

The consolidated financial statements as at 31 December 2022 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Street 1, Dubai, United Arab Emirates.

Swvl Inc. was founded on 17 May 2017. Swvl Holdings Corp was incorporated as a direct wholly-owned subsidiary of Swvl Inc. As a result of various legal entity reorganization transactions undertaken in March 2022, Swvl Holdings Corp became the holding company of the Group, and the then-stockholders of Swvl Inc. became the stockholders of Swvl Holdings Corp. Swvl Inc. is the predecessor of Swvl Holdings Corp for financial reporting purposes.

The Group operates multimodal transportation networks that offer access to transportation options through the Group’s platform and mobile-based application. The Group also licenses its technology to transport operators to manage their service. The Group operates a technology platform that uses a widespread transportation network. The Group uses leading technology, operational excellence and product expertise to operate transportation services on predetermined routes. The Group develops and operates proprietary technology applications supporting a variety of offerings on its platform (“platform(s)” or “Platform(s)”). The Group provides transportation services through contracting with other service providers (or transportation operators). Riders are collectively referred to as “end-user(s)” or “consumer(s)”. The drivers are referred to as “captain(s)”.

1.1Reverse recapitalization

On 28 July 2021, the Parent Company and Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (the “SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties have entered into a definitive agreement for a business combination that would result in the Group becoming a publicly listed company upon completion of the aforementioned transaction.

On March 31, 2022 (the “Closing Date”), the Parent Company consummated the transactions contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated as of July 28, 2021, as amended, between Swvl Inc., Queen’s Gambit Growth Capital and other merger companies.

As a result of the mergers and the other transactions (the “Transaction”) contemplated by the Business Combination Agreement, the merged Queen’s Gambit Surviving Company and Swvl Inc. each became wholly owned subsidiaries of the Parent Company, and the securityholders of the SPAC and Swvl Inc. became securityholders of the Parent Company.

The Parent Company’s Second Amended and Restated Memorandum and Articles of Association authorizes the issuance of up to 555,000,000 shares, consisting of (a) 500,000,000 Class A Ordinary Shares and (b) 55,000,000 preferred shares. All outstanding Class A Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates representing Class A Ordinary Shares are issued in registered form. All options, regardless of grant dates, will entitle holders to an equivalent number of Class A Ordinary Shares once the vesting and exercising conditions are met.

Subsequent to the closing of the Transaction, there were 118,496,102 Class A Ordinary Shares with par value of $0.0001 per share that were outstanding and issued. There were also 17,433,333 Warrants outstanding, at the closing of the Transaction, each exercisable at $11.50 per one Class A Ordinary Share, of which 11,500,000 are public warrants (“Public Warrants”) listed on NASDAQ and 5,933,333 private placement warrants (“Private Warrants”) held by the Sponsor (Note D).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

1Establishment and operations (continued)

1.1Reverse recapitalization (continued)

Pursuant to the terms of the Business Combination Agreement, at the Closing Date, among other things, each shareholder of Swvl Inc.’s outstanding a) Common Shares A, b) Common Shares B and c) Class A, B, C, D and D-1 preferred shares received approximately 1,510 (“Conversion Ratio”) shares of the Parent Company’s common shares A and the contingent right to receive certain Earnout Shares (Note 13), for each share of the Company’s common shares, par value $0.0001 per share in exchange of original shares. The conversion ratio was calculated by dividing the total number of shares to be allocated to the pre-Business Combination shareholders (which was obtained by dividing the valuation by $10 SPAC share price) by the number of shares outstanding pre-Business Combination. Owing to the nature of the transaction, the comparative figures have been recast (Note 13).

Concurrently at the Closing Date, each outstanding and unexercised option (vested or not) to purchase Swvl Inc.’s Common Shares, was converted to an option to purchase approximately 1,510 of the Parent Company’s common Shares A and the contingent right to receive certain Earnout restricted Stock Units (“Earnout RSUs”) at an exercise price per option equal to (x) the exercise price per option divided by (y) the exchange ratio.

Considering the facts of the Business Combination Agreement, it was assumed that the quoted price of the Company’s Common Shares A inherently considers the impact of the contingently issuable Earnout Shares, and it was part of an equity transaction between parties to the Transaction.

In addition, pursuant to the terms of the Business Combination Agreement, at the Closing Date, each outstanding Queen’s Gambit Warrant was automatically assumed and converted into a new Warrant to acquire new Swvl’s Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former Queen’s Gambit Warrants.

In connection with the consummated Business Combination Agreement, certain investors (“PIPE Investors”) completed a private placement of 12,188,711 Common Shares A of the Parent Company for an aggregate purchase price of $111.5 million, of which $71.8 million were automatically exchanged to shares representing exchangeable notes issued by Swvl Inc. to certain PIPE investors prior to the consummated Merger.

Pursuant to the Business Combination Agreement, the SPAC does not meet the definition of a business under the guidance of IFRS 3, hence the Transaction was accounted for as a recapitalization in accordance with IFRS 2. Under this method of accounting, Queen’s Gambit Growth Company is treated as the acquired company and Swvl Inc. is treated as the acquirer for financial statement reporting purposes. Swvl Inc. has been determined to be the accounting acquirer based on evaluation of the facts and circumstances of the business combination.

The following table summarizes the proceeds raised and issuance costs incurred related to the Business Combination on 30 March 2022:

	Number of
	shares	USD
Public shares outstanding	34,500,000	345,000,000
Shares redeemed	(29,175,999)	(291,759,990)
Shares issued to SPAC public investors (Note 35)	5,324,001	53,240,010
Shares converted for SPAC founders (Note 35)	8,625,000	—
	13,949,001	53,240,010

Cash from reverse recapitalization	—	53,240,010
SPAC reverse recapitalization professional fees	—	(20,906,209)
Net proceeds from reverse recapitalization	—	32,333,801

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

1Establishment and operations (continued)

1.2Consolidated subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. As of 31 December 2022, the Group still maintained control for all subsidiaries, however, certain subsidiaries were decided to be held for sale or to be discontinued, subsidiaries listed below will be presented with the same alignment.

i)	Continued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	31-Dec-22	31-Dec-21	business activities
Swvl Inc.	British Virgin Islands	100%	—	Holding company
Pivotal Merger Sub Company I	Cayman Islands	100%	—	Merger entity
Swvl Global FZE	UAE	100%	100%	Headquarters and management activities
Swvl for Smart Transport Applications and Services LLC	Egypt	99.80%	99.80%	Providing a technology
Swvl Technologies FZE	UAE	100%	100%	platform to enable
Swvl Saudi for Information Technology	Kingdom of Saudi Arabia	100%	100%	passenger transportation
Urbvan mobility ltd., a direct subsidiary of Swvl Global FZE.	Cayman entity	100%	—	Holding company
Urbvan intermediate holdings, llc, a subsidiary of Urbvan mobility ltd.	Delaware, USA	100%	—
Commute technologies s.a.p.i. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	100%	—
Urbvan commute operations s.a.p.i. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	100%	—	Providing a technology
Ops transit mobility, s.a. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	100%	—	platform to enable
ID vans, s.a.p.i. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	100%	—	passenger transportation
Admin mobility, s.a. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	100%	—

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

1Establishment and operations (continued)

1.2	Consolidated subsidiaries (continued)

ii)	Discontinued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	31-Dec-22	31-Dec-21	business activities
Swvl Pakistan (Private) Ltd.	Pakistan	99.99%	99.99%
Swvl NBO Limited	Kenya	100%	100%
Swvl Technologies Ltd.	Kenya	100%	100%	Providing a technology
Smart Way Transportation LLC (i)	Jordan	—	—	platform to enable
Swvl My For Information Technology SDN BHD	Malaysia	100%	100%	passenger transportation
Shotl Transportation, S.L.	Spain	55%	55%
Viapool Inc. (ii), a direct subsidiary of Swvl Global FZE	Delaware, USA	51%	—	Holding company
Movilidad Digital SAS (ii), a subsidiary of Viapool, Inc.	Argentina	51%	—
Viapool SRL (ii), a subsidiary of Viapool, Inc.	Argentina	51%	—	Providing a technology
Viapool SPA (ii), a subsidiary of Viapool, Inc.	Chile	51%	—	platform to enable
Swvl Brasil Tecnologia LTDA (ii), a subsidiary of Viapool, Inc.	Brazil	51%	—	passenger transportation
Swvl Germany GmbH (formerly “Blitz B22-203 GmbH”) (iii), a direct subsidiary of Swvl Inc.	Germany	100%	—	Holding company
Door2Door GmbH (iii), a subsidiary of Swvl Germany GmbH	Germany	100%	—	Providing a technology platform to enable passenger transportation
Volt Lines B.V. (iv), a direct subsidiary of Swvl Global FZE.	Netherlands	100%	—	Holding company
Volt Lines Akilli Ulasim Teknolojileri ve Tasimacilik AS (iv), a subsidiary of Volt Lines B.V.	Turkey	100%	—	Providing a technology platform to enable
Volt Lines MENA limited (iv), a subsidiary of Volt Lines B.V.	UAE	100%	—	passenger transportation

In certain cases, the Group is required to have a resident as one of the shareholders besides the Parent Company to comply with local laws and regulations. However, in such cases, the Group continues to remain the economic beneficiary of the shareholding held by such resident shareholder and therefore is said to have a “beneficial ownership” of such non-controlling interests, except as indicated.

(i)	The Parent Company’s subsidiary Smart Way Transportation LLC (Jordan) was incorporated during the year ended 31 December 2021. The subsidiary is currently legally owned by a member of the Group’s management and is in the process of a legal ownership transfer to the Group. During the year, the Group's board of directors resolved to discontinue the subsidiary's operations (Note 34). The subsidiary has been consolidated at 31 December 2022 based on the beneficial ownership and effective control.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

1Establishment and operations (continued)

1.2Consolidated subsidiaries (continued)

ii)	Discontinued operations (Continued)

(ii)	The Parent Company acquired 51% of the shares of Viapool Inc., a company based in Delaware, USA (Note 7) and holding each of Movilidad Digital SAS, Viapool SRL, Viapool SPA and Swvl Brasil Tecnologia LTDA. As part of the Group portfolio optimization program, it was decided later in 2022, that Viapool Inc. and its subsidiaries to be liquidated (Note 34).
(iii)	The Parent Company acquired 100% of the shares of Blitz B22-203 GmbH, a company based in Germany (Note 7), and subsequently Blitz B22-203 GmbH acquired 100% of the shares of Door2Door GmbH. As part of the Group portfolio optimization program, it was decided later in 2022 that both companies to file for insolvency, which was formally proceeded subsequently in 2023 (Note 34).
(iv)	The Parent Company acquired 100% of the shares of Volt Line BV, a company based in Netherlands (Note 7) and holding each of Volt Lines Akilli Ulasim Teknolojileri ve Tasimacilik AS and Volt Lines MENA limited. As part of the Group portfolio optimization program, Volt line BV and its subsidiaries was decided to be sold during 2022, which was consummated subsequently in 26th January 2023 (Note 34).
(v)	The Parent Company acquired 100% of the shares of Urbvan Mobility Ltd., a company incorporated under the laws of Mexico (Note 7) and holding each of Urbvan Intermediate Holdings, based in Delaware, Commute Technologies S.A.P.J and Urbvan Commute Operation S.A.P.J, both based in Mexico.

2Summary of significant accounting policies

The principal accounting policies applied by the Group in the preparation of these consolidated financial statements are set out below.

2.1Basis of preparation

i)	Compliance with IFRS

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements have been approved by the Board of Directors on 30 October 2023.

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

ii)	Historical cost convention

These consolidated financial statements have been prepared under the historical cost convention except for the following:

-	Certain financial assets, derivative warrant liabilities, derivative liabilities, convertible notes, and earnouts liabilities that are measured at fair value.
-	Income and expenses that have been accounted for using the accrual basis.

The consolidated financial statements have been presented in US Dollars (“USD”, “$”) which is the reporting currency of the Group.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2Summary of significant accounting policies (continued)

2.2Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business. The Group had net losses of $123.5 million for the year ended 31 December 2022 ($141.5 million for the year ended 31 December 2021), accumulated losses of $332.5 million as at 31 December 2022 ($216.1 million as at 31 December 2021), and negative operating cash flows of $117.4 million for the year ended 31 December 2022 ($62.1 million for the year ended 31 December 2021). Notwithstanding these results, Management believes there are no events or conditions that give rise to doubt the ability of the Group to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements.

The Group funded its operations primarily with proceeds from the issuance of Class A Ordinary Shares. On 31 March 2022, the Group received gross proceeds of $53.2 million and $111.5 million from the reverse recapitalization transaction and sale of shares to certain PIPE investors, respectively. During the year, the Group received additional gross proceeds of $28 million through issuance of Class A Ordinary Shares.

The Group initiated portfolio optimization plans throughout the year that shift focus to profitability and positive working capital, strengthening the Group’s financial position. As a result of these plans, the Group’s Board of Directors resolved to discontinue operations of non-profitable subsidiaries whose cash flows are unlikely to turn positive.

In January 2023, the Group finalized sale of Voltlines B.V for an amount of $ 5,000,000, which was used to settle the deferred purchase price owed to the original shareholders of the subsidiary (Note 37).

In September 2023, the Group finalized the sale of Urbvan Mobility Ltd. for an amount of $ 12,000,000 ($9,900,000 net of selling costs) which was used to settle the Group’s liabilities and supporting the continuing operations’ growth. Further, throughout 2023, management has entered into a number of settlement agreements with the Group’s creditors. These agreements discharge the Group from a portion of the liabilities owed to the creditors. Those settlement agreements have further contributed to strengthening the Group’s financial position throughout 2023 (Note 37).

In addition to the above, management has performed a going concern assessment for a period of twelve months from the date of approval of these financial statements to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. Management has used conservative assumptions in assessing the Group’s ability to continue as a going concern. Management has assumed growth rates through the twelve months following the issuance date of these consolidated financial statements based on (i) historical data, (ii) the operational results subsequent to the financial reporting date up to the date of the assessment, and (iii) sales projections and strategic operational expansion plans within existing markets. This assessment indicates that the Group has sufficient liquidity to settle liabilities as they become due for the next twelve months.

Based on the above facts, management believes that they will be successful in maintaining existing markets as self-sufficient, cash generating operational units with positive working capital and executing the planned strategy to meet working capital and capital expenditure requirements that may fall for the next twelve months after the approval of the consolidated financial statements. Further, management intends to utilize the proceeds from the sale of the subsidiaries in growth activities for the existing markets and expansions into potential new markets. across the Group. Based on this, management believes it remains appropriate to prepare these consolidated financial statements on a going concern basis.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2Summary of significant accounting policies (continued)

2.3Initial application of a standard, amendment or an interpretation to existing standards

i)	New standards, amendments to published approved accounting and reporting standards and interpretations which are effective during the year

The Group applied for the first time, certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2022:

●	Amendments to IFRS 3 ‘Business combinations’, Reference to the Conceptual Framework – effective for annual reporting periods beginning on or after 1 January 2022
●	Amendments to IAS 16 ‘Property, plant and equipment’, Proceeds before Intended Use – effective for annual reporting periods beginning on or after 1 January 2022
●	Amendments to IAS 37 ‘Provisions, contingent liabilities and contingent assets’, Onerous Contracts, Costs of Fulfilling a Contract – effective for annual reporting periods beginning on or after 1 January 2022
●	Improvements to IFRS 9 ‘Financial Instruments’, Fees in the test for derecognition of financial liabilities – effective for annual reporting periods beginning on or after 1 January 2022
ii)	Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Group

Certain new accounting standards and interpretations as detailed below, have been published but are not yet effective for reporting periods beginning on or after 1 January 2022 and have not been early adopted by the Group. The Group intends to adopt the below standards, if applicable, when they become effective.

●	IFRS 17 ‘Insurance Contracts’ – effective for reporting periods beginning on or after 1 January 2023
●	Amendments to IAS 1 ‘Presentation of financial statements’ – on classification of liabilities – effective for annual reporting periods beginning on or after 1 January 2024
●	Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, Definition of Accounting Estimates – effective for annual reporting periods beginning on or after 1 January 2023

2.4Basis of consolidation

i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. The acquisition method of accounting is used to account for business combinations by the Group (Note 7).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.4Basis of consolidation (continued)

ii)Transactions eliminated on consolidation

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

2.5Foreign currencies

i)Functional and presentation currency

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

ii)Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the spot exchange rate at that date.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the historical transaction. Foreign currency differences arising on translation are generally recognised in the consolidated statement of comprehensive income.

iii)Group companies

On consolidation, the assets and liabilities of foreign operations are translated to USD at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions or an appropriate average rate. Equity elements are translated at the date of the transaction and not retranslated in subsequent periods. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

2.6Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2Summary of significant accounting policies (continued)

2.6Non-current assets (or disposal groups) held for sale and discontinued operations (continued)

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the noncurrent asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

2.7Property and equipment

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2Summary of significant accounting policies (continued)

2.7Property and equipment (continued)

Recognition and measurement (continued)

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

Identifying CGUs is a critical step that requires judgement in the impairment review and can have a significant impact on its results. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs are identified at the lowest level to minimise the possibility that impairments of one asset or group will be masked by a high-performing asset. To identify a CGU, management considers whether (i) a group of assets generate largely independent cash inflows and (ii) there is an active market for the output. When the group of assets does not generate cash inflows that are largely independent and there is no active market for its output (even if used internally), the group is not a CGU. Management then has to combine these assets with others that contribute to the same revenue stream until a CGU is identified. Unless a change is justified, CGUs are identified consistently from period to period for the same asset or types of assets.

Reversal of impairment is affected in the case of indications of a change in recoverable amount and is recognised in comprehensive income, however, is restricted to the net book value of the asset had there been no impairment.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2Summary of significant accounting policies (continued)

2.8Intangible assets

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

The Group invests a substantial cost in development of its software and enhancement of its product platforms. Expenditure on research activities is recognised in the consolidated statement of comprehensive income as incurred. The costs associated with the development of new or substantially improved products or modules are capitalized when the following criteria are met:

●	Technical feasibility to complete the development;
●	Management intent and ability to complete the product and use or sell it;
●	The likelihood of success is probable;
●	Availability of technical and financial resources to complete the development phase;
●	Costs can be reliably measured; and
●	Probable future economic benefits can be demonstrated.

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

Intangible assets with finite lives are typically amortized on a straight-line basis over their estimated useful lives, typically 3 to 10 years for the developed technology, customer relationships and trade names, and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of comprehensive income in the expense category consistent with the function of the intangible assets.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If such indications exist and where the carrying values exceed the estimated recoverable amounts, the assets are written down to the recoverable amounts.

Reversal of impairment is affected in the case of indications of a change in recoverable amount and is recognised in comprehensive income, however, is restricted to the net book value of the asset had there been no impairment.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2Summary of significant accounting policies (continued)

2.9Business combination and goodwill

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. The impairment assessment is carried out annually at the end of the reporting period or when significant impairment indicators arise.

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

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows.

2.10Deferred transaction cost

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.10Deferred transaction cost (continued)

The transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit, to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. The costs of an equity transaction that is abandoned are recognised as an expense.

2.11Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash held in current and savings accounts, deposits held at call with financial institutions, and other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.12Share capital

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

2.13Employees’ end of service benefits

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

2.14Defined contribution plans

The Group’s obligation under the applicable schemes is limited to specific contributions legislated from time to time, per month per employee. The Group’s contributions are charged to the consolidated statement of comprehensive income in the year to which they relate. The Group has no further obligation once the contributions have been paid.

2.15Convertible notes

Convertible notes are presented as financial liability in the consolidated statement of financial position. On issuance of the convertible notes, the liability is measured at fair value, and subsequently carried at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. Convertible notes are classified as current liabilities based on the expected conversion date in accordance with the convertible note’s agreements.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.16Embedded derivatives

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

2.17Interest-bearing loans

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

2.18Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

i)Identifying a lease

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

●	The contract involves the use of an identified asset;
●	The Group has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and/or
●	The Group has the right to direct the use of the asset.

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

For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that:

●	is within the control of the Group; and
●	affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2Summary of significant accounting policies (continued)

2.18Leases (continued)

Group as a lessee (continued)

i)Identifying a lease (continued)

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

ii)Right-of-use assets

At the commencement date, the Group recognises a right-of-use asset and a lease liability presented separately on the consolidated statement of financial position.

iii)Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities to short term leases that have a lease of 12 months or less and leases of low-value assets when new. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The right-of-use asset is initially recognised at cost comprising of:

●	the amount of the initial measurement of the lease liability;
●	any lease payments made at or before the commencement date, less any lease incentives received;
●	any initial direct costs incurred by the Group; and
●	an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognised as part of the cost of the right-of-use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

After initial recognition, the Group amortises the right-of-use asset over the term of the lease. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

iv)Lease liability

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.18Leases (continued)

Group as a lessee (continued)

iv)Lease liability (continued)

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

The Group accounts for a lease modification as a separate lease if both:

●	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and
●	the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

Group as a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

i)Operating lease

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset to the customers are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as rental income. Contingent rents are recognised as revenue in the period in which they are earned. Where the Group determines that the leasing agreements contain an operating lease, capacity payments are recognised as operating lease rentals on a systematic basis to the extent that capacity has been made available to the customers during the year. Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and included in revenue due to its operating nature.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2Summary of significant accounting policies (continued)

2.18Leases (continued)

Group as a lessor (continued)

ii)Finance lease

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset. The Group reviews the contractual arrangements it enters into with its customers. In instances where the contract conveys the right to control the use of the identified asset for substantially all the economic benefits and the right to direct the use, such contracts are accounted for as a finance lease. The amounts due from the lessee are recorded in the statement of financial position as financial assets (finance lease receivables) and are carried at the amount of the net investment in the lease after making provision for impairment.

Lease payments are payments made by a lessee to a lessor relating to the right to use an underlying asset during the lease term, comprising the fixed payments (including in-substance fixed payments), less any lease incentives (for e.g. reimbursement of maintenance fee); variable lease payments that depend on an index or a rate; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

2.19Provisions

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.20Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments i.e. equity-settled transactions. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 14.

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

The Group has issued share-based payment awards, for which “grant date” is not achieved, due to the absence of a formal approval of the terms and conditions of the grant that reflect the intent of this long-term incentive scheme. The services provided by the employees prior to the grant date counts towards the vesting period of the awards. Therefore, the cost of awards is recognised in advance of the grant date, over the period services are rendered by the employees, by estimating the fair value of the equity instruments at the end of each reporting period. The grant date will be achieved subsequently.

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

No expense is recognised for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are expensed irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.21Financial instruments

2.21.1Financial assets

The financial assets consist of the following:

i)	Cash and cash equivalents;
ii)	Current financial assets (financial asset at fair value through profit or loss); and
iii)	Trade and other receivables – the Group’s customers include individuals (Business to customer) and corporate customers (TaaS):
●	Regular – individual riders (not corporate customers) on intracity routes;
●	Travel – individual riders (not corporate customers) on intercity routes; and
●	Transport as a Service (‘TaaS’) – customised transport services to corporate customers.

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

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated at Fair Value Through Profit or Loss (FVTPL):

●	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise to cash flows on specified date that are solely payments of principal and interest on the principal amount outstanding.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.21Financial instruments (continued)

2.21.1Financial assets (continued)

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

i)Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash held in current and savings accounts, deposits held at call with financial institutions, and other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

ii)Current financial assets (financial assets at fair value through profit or loss)

For debt instruments at fair value through profit or loss, fair value changes, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss.

iii)Trade and other receivables

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

Impairment of financial assets

The Group has two types of financial assets that are subject to IFRS 9’s Expected Credit Loss (“ECL”) provisioning model:

●	cash and cash equivalents; and
●	trade and other receivables.
i)	Cash and cash equivalents

Cash and cash equivalents are subject to ECL allowance in accordance with IFRS 9. As the cash and cash equivalents are held in banks with high credit rating, the ECL is estimated to be immaterial.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.21Financial instruments (continued)

2.21.1Financial assets (continued)

Impairment of financial assets (continued)

ii)Trade and other receivables

For trade and other receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group calculates the ECL based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the customer and the economic environment.

The default definition determined by the Group in accordance with IFRS 9 is as follows:

●	Corporate customers – the Group considers a corporate customer to be in default when it is overdue for more than 90 days, except for Egypt where customers are considered to be in default when it is overdue for more than 180 days; and
●	Individual customers – the Group considers an individual customer to be in default when it is overdue for more than 90 days.

The amount of the provision is charged to the consolidated statement of comprehensive income. Trade and other receivables considered irrecoverable are written-off.

2.21.2Financial liabilities

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

2.21.3Offsetting financial instruments

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.22Revenue recognition

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

Business to business (B2B)

The Group enables its corporate customers to use Swvl’s technology and platform to optimize the commute and travel programs they operate for their passengers. B2B includes Transportation as a service (TaaS). TaaS offers dedicated routes using vehicles and drivers already operating on Swvl to transport passengers to and from predetermined destinations. No significant contract assets or liabilities exist since revenue is recognized at a point in time. Further, no assets are recognized from the costs to fulfil or obtain the contracts since such costs are not recoverable and the durations of the contracts typically do not exceed one year.

The Group recognizes revenue at a point in time for B2C and TaaS contracts when the services are provided.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable. The principle for revenue recognition is based on the five steps in accordance with IFRS 15 as follows:

●	Identify the contract with the customer;
●	Identifying the performance obligations in the contract;
●	Determine the transaction price;
●	Allocating the transaction price to the performance obligations in the contract; and
●	Recognising revenue when (or as) the Group satisfies a performance obligation.

Principal versus agent considerations

The Group evaluates the presentation of revenue on a gross versus net basis based on whether they control the service provided to the end-user and are the principal in the transaction (gross), or they arrange for other parties (operators and individual captains) to provide the service to the end-user and are the agent in the transaction (net).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.22Revenue recognition (continued)

Principal versus agent considerations (continued)

The Group considers itself a principal for the transportation services because it controls the services provided to riders. The control over the services provided to riders is demonstrated through the following key considerations:

●	The Group determines the routes on which the transportation services are operated which includes deciding on the pickup and drop off points;
●	The Group reserves the right to assign the routes to the captains;
●	The Group reserves the right to decide the fares and the captain does not have the right to amend the fare;
●	The captains are entitled to a fixed fee irrespective of the ride fare collected on a particular route whereas the Group is entitled to the entire ride fare revenue. There is no cost-plus arrangement or revenue sharing arrangement with the captain or the operator;
●	The Group has complete discretion over assigning the buses to the various business models;
●	The Group is responsible for accepting or rejecting the ride request once placed on the platform. There is no involvement of the captain in this process;
●	The credit risk is borne entirely by the Group. The Group pays the consideration due to the operators or captains irrespective of whether the rider has paid the ride fare.
●	The riders associate the Group as a primary obligor in the arrangement as the identity of the captains is not disclosed to the end-users;
●	The Group assumes responsibility for receiving and resolving the complaints registered by the end-users over the quality of the service;
●	The Group defines the quality standards, provides training to the captains and inspects vehicles to ensure that service provided meet the expectations of end-users;
●	The captain has no share in the cancellation fee paid by the end-users; and
●	Any incentives and discounts given to the end-users are entirely determined by the Group.

Performance obligation and recognition of revenue

As the Group is acting as a principal in accordance with IFRS 15 (as discussed above), the Group considers the end-users to be its customers. The performance obligation of the Group is to provide transportation services to the end-users by integrating the use of the Swvl platform and a network of captains and buses registered on the platform for B2C and TaaS. For B2C and TaaS, the end-users are charged for using transportation services (i.e. fare charges net off the discounts and incentives) and are given various incentives (discussed below). It is at this point in time that the end-user becomes liable to transfer the due consideration to the Group. The Group recognises revenue when its performance obligation towards the end-users has been satisfied, i.e. when the ride is completed for B2C and TaaS.As of the end of the reporting period, there is no transaction price to allocate to unsatisfied performance obligations.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2Summary of significant accounting policies (continued)

2.22Revenue recognition (continued)

End-user discounts and promotions

The Group offers discounts and promotions to end-users to encourage use of the transportation services provided by the Group. These are offered in various forms and include:

●	Targeted discounts and promotions: these discounts and promotions are offered to specific end-users in a market to acquire, re-engage, or generally increase end-users’ use of the platform. An example of a specific end-user discount is the discount given to a new user on the first ride booked using the Group’s platform. The end-user does not provide the Group with a distinct good or service against these promotions and discounts; therefore the Group deducts the amount of these discounts from the transaction price while recognising revenue. Furthermore, as the discount is provided at the completion of the ride when the Group has satisfied the performance obligation and the rider pays for the ride, no liability in relation to the issued discount schemes (i.e. promotion codes) is recognised at the time of revenue recognition.
●	Free credits: this is specific to the end-users using the Travel service (intercity routes) to encourage booking a two-way trip between the cities with Swvl. A credit is transferred to the end-users’ wallet on the application after the completion of the first trip that the end-user can consume while paying for the return trip. As the Group provides the discount that is to be used in the future by the end-user, this is recognised as a liability until either it is redeemed by the end-user or the validity period of such credit lapses. However, this liability is not recognised when it is immaterial.
●	Referrals – these referrals are earned when an existing end-user (the referring end-user) refers a new end-user (the referred end-user) to the platform and the new end-user books their first ride on the platform. These referrals are typically paid in the form of a credit given to the referring end-user. Therefore, as the existing end-user provides a distinct good or service against the end-user referral discounts, therefore, the existing end-user is deemed to provide growth and marketing services to the Group. As a result of this, the end-user referrals are recognised as selling and marketing costs.
●	Market-wide promotions – these promotions are pricing actions in the form of discounts that reduce the end-user fare charged to end-users for all or substantially all rides in a specific market. Accordingly, the Group records the cost of these promotions as a reduction of revenue when the performance obligation is satisfied and revenue is recognised, i.e. when the ride is completed.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.22Revenue recognition (continued)

2.23Loss per share

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

2.24Taxes

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.24Taxes (continued)

Deferred tax (continued)

Deferred tax is not recognised for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; or
●	temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

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

2.25Segment reporting

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

2.26Earnout liabilities

Earnout liabilities are initially recognized at fair value at their inception, and subsequently at fair value at each reporting date. Valuation of shares earnout liability is measured using an appropriate valuation model which considers various factors such as the current trading stock price, equity volatility and cost of equity. The change in fair value of the earnout liabilities is recognized in the statement of profit or loss.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

2	Summary of significant accounting policies (continued)

2.27Derivative warrant liabilities

Warrants assumed in the Transaction give the holder the right, but not the obligation to subscribe to the Company’s Ordinary Shares at a fixed or determinable price for a specified period of five years. These instruments were part of the net assets acquired in the Transaction and, therefore, have applied the provisions of debt and equity classification under IAS 32 and IFRS 9.

Therefore, the warrants are accounted for as a financial liability (derivative liability) recognized at fair value upon the closing of the Transaction, and subsequently remeasured at fair value through profit and loss.

2.28Financial reporting in hyperinflationary economies

The Group’s subsidiaries located in Argentina and Turkey are operating in hyperinflationary economies. Accordingly, the results, cash flows and financial position of those subsidiaries have been expressed in terms of the measuring unit current, at the end of the year.

The price index identification and movement are indicated as below:

	Argentina	Turkey
	Consumer price index	Consumer price index
Price index identity	(Basis points)	(Basis points)
Price index level at 1 Jan 2022	605	763
Price index level at 31 December 2022	1,134	1,128
Change in index	529	365

The Group recognized an amount of $185,794 for the year ended 31 December 2022 (Nil for year ended 31 December 2021 and year ended 31 December 2020) as hyperinflation adjustment. Since the operations of the subsidiaries listed above were discontinued in 2022, the hyperinflation adjustment is included as part of the results of discontinued operations (Note 34).

2.29Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is expected to be realised or intended to be sold or consumed in the normal operating cycle, held primarily for the purpose of trading, expected to be realised within twelve months after the reporting period, or cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when it is expected to be settled in the normal operating cycle, it is held primarily for the purpose of trading, it is due to be settled within twelve months after the reporting period, or there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Group classifies all other liabilities as non-current.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

3Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Management reviews and agrees on policies for managing each of these risks which are summarised below.

3.1Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

3.1.1Interest rate risk

Interest rate risk is the risk that the Group’s earnings will be affected as a result of fluctuations in the value of financial instruments due to changes in market interest rates. The Group’s cash flow exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations. The Group has certain financial assets that generate interest income, however the Group is not exposed to material interest rate risk on these financial assets.

Interest rate sensitivity

Effect on loss
USD
31 December 2022
+/- 100 basis point increase	37,968
31 December 2021
+/- 100 basis point increase	458,251
31 December 2020
+/- 100 basis point increase	838

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

The following are exchange rates applied during the year in respect of currencies where the Group has significant exposures to currency risk:

	Spot rate		Average rate
	At 31 December		At 31 December
	2022	2021	2022	2021
EGP	24.75	15.76	18.87	15.74
KES	123.30	113.24	117.76	109.75
PKR	226.70	177.97	202.86	163.08
EUR	1.07	1.14	1.05	1.13
MYR	4.41	4.17	4.39	4.15
ARS	176.74	—	127.44	—
CLP	848.18	—	870.28	—
BRL	5.28	—	5.15	—
TRY	18.69	—	16.35	—
MXN	19.49	—	20.10	—

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

3	Financial risk management objectives and policies (continued)

3.1Market risk (continued)

3.1.2Currency risk (continued)

Sensitivity analysis

A 10% strengthening/weakening of the following currency against USD currency at 31 December would have increased/decreased financial instruments by USD equivalent amounts shown below:

	At 31 December
	2022	2021	2020
	USD	USD
MXN to USD	525,816	—	—
EGP to USD	471,056	92,200	311,602
EUR to USD	329,551	77,070	—
ARS to USD	209,497	—	—
TRY to USD	75,661	—	—
KES to USD	35,975	29,966	8,901
PKR to USD	7,113	66,060	45,069
MYR to USD	1,069	12,942	—
Pre-tax impact	1,655,738	278,238	365,572

3.1.3Other price risk

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

3.2Credit risk

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

3	Financial risk management objectives and policies (continued)

3.2Credit risk (continued)

The carrying value of the financial assets represents the maximum credit exposure, which is as follows:

Exposure to credit risk

	At 31 December
	2022	2021
	USD	USD
Trade and other receivables	14,815,432	6,603,240
Cash and cash equivalents	1,538,347	9,529,723
Sublease receivables	1,201,552	—
Current Financial assets	—	10,000,880
	17,555,331	26,133,843

(i)	Expected credit losses on trade receivables

As at 31 December 2022

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	3,865,645	1,983,182	598,130	652,163	275,739	267,476	160,497	1,013,536	8,816,368
Loss rate	4%	11%	15%	26%	35%	46%	58%	83%	21%
Expected credit losses	171,462	228,046	88,002	171,216	96,976	122,403	92,345	842,436	1,812,886

As at 31 December 2021

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	126,342	1,239,427	995,140	409,261	409,401	184,272	101,899	757,903	4,223,645
Loss rate	0%	16%	24%	31%	88%	62%	72%	99%	44%
Expected credit losses	—	198,908	238,970	126,942	358,389	113,517	73,368	747,342	1,857,436

(i)	Totals of expected credit losses as a percentage of the exposure may not tie due to percentage rounding.
(ii)	Payment terms are typically 30-45 days.
(iii)	Following the portfolio optimization plans (Note 34), there has been significant focus on improving liquidity through collections from corporate accounts with high outstanding receivables.
(ii)	Expected credit losses on customer wallet receivables

As at 31 December 2022

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	510,097	1,903	41,485	2,630	158,160	175,577	325,757	379,933	1,595,542
Loss rate	—	—	—	23%	32%	45%	63%	84%	41%
Expected credit losses	—	—	—	592	49,820	79,010	205,227	317,723	652,372

As at 31 December 2021

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	134,007	279,710	73,219	92,941	113,878	99,900	118,254	417,455	1,329,364
Loss rate	—	—	—	23%	32%	45%	63%	88%	41%
Expected credit losses	—	—	—	21,377	36,441	44,955	74,500	369,073	546,346

Totals of expected credit losses as a percentage of the exposure may not tie due to percentage rounding.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

3Financial risk management objectives and policies (continued)

3.2	Credit risk (continued)
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

3.3Liquidity risk

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

	Maturity up	Maturity after
	to one year	one year	Total
	USD	USD	USD
31 December 2022
Accounts payable, accruals and other payables	31,586,707	—	31,586,707
Deferred purchase price	7,425,488	194,093	7,619,581
Derivatives liabilities	1,317,091	—	1,317,091
Current tax liabilities	1,027,404	—	1,027,404
Lease liabilities	751,015	1,592,111	2,343,126
	42,107,705	1,786,204	43,893,909

31 December 2021
Accounts payable, accruals and other payables	15,996,533	—	15,996,533
Deferred purchase price	3,618,902	—	3,618,902
Interest bearing loans	60,440	337,545	397,985
Derivatives liabilities	44,330,400	—	44,330,400
Convertible notes	74,606,482	—	74,606,482
Loan from related party	478,764	—	478,764
Current tax liabilities	678,972	—	678,972
Lease liabilities	1,201,204	2,961,317	4,162,521
	140,971,697	3,298,862	144,270,559

Accounts payable, accruals and other payables exclude advances from individual customers (e-wallets) and advances from customers amounting to $ 1,831,795 (2021: $ 3,991,019).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

3	Financial risk management objectives and policies (continued)

3.4Capital risk

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

4Critical accounting judgments and estimates

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

4.1Hyperinflationary economies

The Group exercises significant judgement in determining the onset of hyperinflation in countries in which it operates and whether the functional currency of its subsidiaries is currency of a hyperinflationary economy.

Various characteristics of the economic environments of Argentina and Turkey are considered. These characteristics include, but are not limited to, whether:

●	the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency;
●	prices are quoted in a relatively stable foreign currency;
●	sales or purchase price stake expected losses of purchasing power during a short credit period into account;
●	interest rates, wages and prices are linked to a price index; and
●	the cumulative inflation rate over three years is approaching, or exceeding, 100%.

Management exercises judgement as to when a restatement of the financial statements of a Group entity becomes necessary. Following management’s assessment, the Group’s subsidiaries in Argentina and Turkey have been accounted for as entities operating in hyperinflationary economies.

The results, cash flows and financial positions of such subsidiaries have been expressed in terms of the current measuring units at the reporting date. The inflation adjusted financial information, is stated in terms of current Argentinian Peso and Turkish Lira at the reporting date using the respective Consumer Price Index (CPI) for both countries as supplied by the National Institute of Statistics and Censuses of the Argentine Republic (INDEC) and the Turkish Statistical Institute, respectively.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

4Critical accounting judgments and estimates (continued)

4.2Business combinations

The Group records tangible and intangible assets acquired and liabilities assumed in business combinations under the acquisition method of accounting. Acquisition consideration typically includes cash payments and equity issued as consideration. In acquisitions where no consideration is transferred, goodwill is measured based on the fair value of the acquiree. Amounts paid for each acquisition are allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition inclusive of identifiable intangible assets. The estimated fair value of identifiable assets and liabilities, including intangibles, are based on valuations that use information and assumptions available to management. The Group allocates any excess purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed to goodwill.

Significant management judgments and assumptions are required in determining the fair value of assets acquired and liabilities assumed, particularly for acquired intangible assets, including estimated useful lives. The valuation of purchased intangible assets is based upon estimates of the future performance and discounted cash flows of the acquired business. Each asset acquired or liability assumed is measured at estimated fair value from the perspective of a market participant.

4.3Capitalization of development costs

The Group capitalizes expenditures for the development of technology to the extent that it is expected to meet the criteria in accordance with IAS 38 Intangible Assets. The decision to capitalize is based on significant judgments made by management, including the technical feasibility of completing the intangible asset so that it will be available for use or sale and assumptions used to demonstrate that the asset will generate probable future economic benefits.

During the year ended 31 December 2022, development costs of $1,666,934 million (31 December 2021: $2,222) were capitalized based on a model whereby a percentage is allocated to employee related expenses based on the time spent on the development of assets. All employee expenses included in this balance relate to employees in the product and engineering departments, and the percentage attributable varies dependent on the nature of the work performed and the type of asset being developed.

4.4Impairment of assets

The carrying values of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset’s recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate future growth, profitability, discount and terminal growth rates, and project future cash flows, among other factors. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes to our estimates of future cash flows.

If it is concluded that a definite or indefinite long-lived asset is impaired, a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment is recognized. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the asset’s impairment.

4.5Earnout liabilities

The Group uses accounting estimates in measuring the fair value of its earnouts liabilities. The Group used a Monte Carlo simulation based on the frequency that each tranche vests to value the dilutive impact of per share. The assumptions used in the valuation are disclosed in Note 33.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

4Critical accounting judgments and estimates (continued)

4.6Derivative warrant liabilities

The Group’s derivative liabilities related to its public and private warrants are measured using appropriate valuation method. Public warrants derivative liabilities was measured using Binomial lattice model while Black-Scholes Options Pricing Model (“BSOPM”) was used to value the private warrants. The assumptions used in the valuation are disclosed in Note 33.

4.7Leases

i)Determination of lease term

IFRS 16 requires the Group to assess the lease term as the non-cancellable lease term in line with the lease contract together with the period for which the Group has extension options which the Group is reasonably certain to exercise and the periods for which the Group has termination options for which the Group is not reasonably certain to exercise those termination options. The Group assesses the options to extend or terminate their leases offices in multiple locations of operations. Management has not assessed the lease extension term where such clauses are required to be mutually agreed between the Group and the lessor. In cases where the lease extension is solely at the discretion of the Group as a lessee, Management is reasonably certain that such leases will not be renewed beyond the non-cancellable lease term and no extension options have been exercised.

ii)Discount rate

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

4.8Deferred tax asset

Deferred tax is recognised and provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax reflects the manner of recovery of underlying assets and is measured at the prevailing tax rates that are expected to be applied to the temporary differences when they reverse. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilized. Deferred tax assets are reviewed periodically and reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets have been recognised by a certain subsidiary of the Group on their trading losses where utilisation is probable, given that there is probable future taxable gain to offset against these losses. The Group continuously reviews the recoverability of the deferred tax asset for any significant changes to these assumptions.

4.9Share-based payments

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

4	Critical accounting judgments and estimates (continued)

4.9Share-based payments (continued)

During 2022, the exit event was achieved and all the awards outstanding were given a grant date of 31 March 2022, which was the exit date. The employees are eligible to exercise their vested options in accordance with the SEC rules which include a lock-up period of 6 months after the exit event. The exit event is not a vesting condition.

The shares awarded charge is amortised over the period services are rendered by the employees.

4.10ECL assumptions

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

The estimates mainly involve the following:

●	Determining appropriate customer segments – Estimating the risk characteristics and concluding whether a group of customers will exhibit similar loss patterns in the future;
●	Appropriateness of historical loss rates – Estimating whether the macroeconomic outlook for the prior periods is consistent with the current outlook or if any adjustment is needed;
●	Default definition – Management defines its policy of what is considered as a default which is consistent with the internal credit risk management policy of the Group. The default definition includes the impact of qualitative factors wherever necessary; and
●	Forward-looking analysis – Management assesses whether in the past, there has been a plausible relationship between the macroeconomic indicators and the historical loss patterns. In case there is a plausible relationship and a strong correlation, Management estimates the impact of the future economic outlook on the loss patterns based on forecasted statistics.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

5Property and equipment

	Furniture,
	fittings and	Leasehold
	equipment	improvements	Total
	USD	USD	USD
Cost
At 1 January 2021	504,158	155,163	659,321
Additions	265,927	53,544	319,471
Acquisition through business combination (Note 7)	1,846	—	1,846
At 31 December 2021	771,931	208,707	980,638
Additions	169,278	648,308	817,586
Acquisition through business combination (Note 7)	586,452	—	586,452
Assets classified as held for sale (Note 34)	(111,691)	(18,846)	(130,537)
At 31 December 2022	1,415,970	838,169	2,254,139

Accumulated depreciation and impairment
At 1 January 2021	124,717	24,815	149,532
Charge for the year	163,667	18,735	182,402
At 31 December 2021	288,384	43,550	331,934
Charge for the year	558,934	45,370	604,304
Assets classified as held for sale (Note 34)	(13,029)	(2,198)	(15,227)
Impairment	60,593	1,697	62,290
At 31 December 2022	894,882	88,419	983,301

Net book value
At 31 December 2022	521,088	749,750	1,270,838
At 31 December 2021	483,547	165,157	648,704

Management has performed an impairment assessment   of property and equipment as of 31 December 2022. As a result, an impairment of USD 62,290 has been charged to the consolidated statement of comprehensive loss. The details and circumstances of the subsidiaries’ asset assessment are outlined in Note 34.

Depreciation is allocated as detailed below:

	2022	2021	2020
	USD	USD	USD
General and administrative expenses (Note 23)	489,593	110,027	81,708
Assets classified as held for sale (Note 34)	114,711	72,375	41,895
	604,304	182,402	123,603

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

6Intangible assets

	2022	2021
	USD	USD
Cost
At 1 January	1,004,369	—
Acquisition through business combination (Note 7)	20,580,000	1,002,147
Additions	1,666,934	2,222
Assets classified as held for sale (Note 34)	(2,170,000)	—
At 31 December	21,081,303	1,004,369

Accumulated amortization and impairment
At 1 January	15,963	—
Charge for the year	2,455,243	15,963
Impairment	8,221,754	—
Assets classified as held for sale (Note 34)	(145,935)	—
At 31 December	10,547,025	15,963
Net book value as at 31 December	10,534,278	988,406

	2022	2021
	USD	USD
Trade name	937,500	10,000
Customer list (B2B relationships)	3,692,778	50,000
Developed technologies	5,904,000	928,406
	10,534,278	988,406

Management has performed an impairment assessment of intangible assets as of 31 December 2022. As a result, an impairment of USD 8,221,754 has been charged to the consolidated statement of comprehensive loss. A charge of USD 6,721,513 is related to discontinued operations. The details and circumstances of the subsidiaries’ asset assessment are outlined in Note 34. A charge of USD 1,500,241 is related to continuing operations. This impairment is related to internally generated software that was developed and intended to be used in one of the exited locations. Pursuant to the exit, management deemed the asset to be non-recoverable

Amortization is allocated as detailed below:

	2022	2021	2020
	USD	USD	USD
General and administrative expenses (Note 23)	1,352,415	15,963	—
Assets classified as held for sale (Note 34)	1,102,828	—	—
	2,455,243	15,963	—

7Business combinations and goodwill

(i) Viapool

On 14 January 2022, the Group acquired a 51% controlling interest in Viapool Inc, (“Viapool”) a company incorporated under the laws of the U.S. State of Delaware, pursuant to the signed stock purchase agreement. Viapool is engaged in the development, implementation and commercialization of new mobility and transport systems, including different services and connecting travellers with buses and private cars in Argentina and Chile. This acquisition has been accounted for in accordance with IFRS 3 Business Combinations.

The Group incurred insignificant acquisition-related costs, which are not included as part of the consideration transferred and have been recognized as an expense in the consolidated statement of profit or loss, as part of professional expenses.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

7Business combinations and goodwill (continued)

(i) Viapool (continued)

The purchase consideration and the fair value of the identifiable assets and liabilities of Viapool at the date of acquisition are as follows:

Fair value recognized
on acquisition
USD
Assets
Intangible assets	5,530,000
Right of use asset	34,524
Property and equipment	45,170
Trade and other receivables	907,040
Cash and cash equivalents	332,005
6,848,739
Liabilities
Interest-bearing loans	16,697
Trade and other payables	1,004,118
Lease liabilities	44,554
1,065,369
Total identifiable net assets at fair value	5,783,370

Non-controlling interest measured at fair value	(2,833,851)

Fair value of purchase consideration	4,400,000
Goodwill arising on acquisition	1,450,481

Cash flow on
acquisition
USD
Net cash acquired with the subsidiary	332,005
Cash consideration paid at the closing date	(1,000,000)
Purchase consideration transferred	(667,995)

Non-controlling interest was measured on the fair value of the net identifiable assets multiplied by the ownership percentage owned by the non-controlling interest at the date of the acquisition. To reach the fair value of the identifiable net assets, management used the following non-observable market assumptions:

−	Discount rate of 9.3%;
−	Internal rate of return of 43.3%; and
−	Company-wide required return rate of 45.0%.

Additional purchase consideration is detailed as follows:

−	$0.5 million in the Parent Company shares payable at closing date. The number of shares to be issued will be determined based on the share price at the date of payment;
−	$2.4 million in cash, payable ten business days counted as from of 31 March 2022; and
−	Maximum of $0.5 million in cash, payable subject to achieving certain revenue level as outlined in the stock purchase agreement.

In November 2022, the Group’s Board of Directors resolved to liquidate the company and its subsidiaries (Note 34).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

7Business combinations and goodwill (continued)

(ii) Volt Lines

On 25 May 2022, the Group acquired 100% of the shares of Volt Lines B.V. (“Volt Lines”), a company incorporated under the laws of the Netherlands, pursuant to the signed sale and purchase agreement. Volt Lines is engaged in the development, implementation and commercialization of new mobility and transport systems, including different services and connecting travellers with buses and private cars in Turkey. This acquisition has been accounted for in accordance with IFRS 3 Business Combinations.

The Group incurred insignificant acquisition-related costs, which are not included as part of consideration transferred and have been recognized as an expense in the consolidated statement of profit or loss, as part of professional expenses.

The purchase consideration and the fair value of the identifiable assets and liabilities of Volt Lines at the date of acquisition are as follows:

Fair value recognized
on acquisition
USD
Assets
Intangible assets	2,170,000
Property and equipment	178,561
Right of use asset	173,389
Trade and other receivables	570,966
Cash and cash equivalents	142,918
3,235,834
Liabilities
Interest-bearing loans	96,796
Trade and other payables	489,979
Convertible loan	241,506
Lease liabilities	188,010
1,016,291
Total identifiable net assets at fair value	2,219,543

Fair value of purchase consideration	13,200,000
Goodwill arising on acquisition	10,980,457

Cash flow on
Acquisition
USD
Net cash acquired with the subsidiary	(142,918)
Cash consideration paid at the closing date	—
Purchase consideration transferred	(142,918)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

7Business combinations and goodwill (continued)

(ii) Volt Lines (continued)

Purchase consideration is detailed as follows:

−	$5 million in cash, payable by the Group within 6 months of the closing date;
−	1,400,000 of the Parent Company shares (fair valued at $6.5 million at agreement closing date), payable at closing; and
−	Maximum of 1,800,000 of the Parent Company shares (fair valued at $1.7 million at agreement closing date), payable subject to achieving certain revenue milestones as outlined in the sale and purchase agreement.

In December 2022, the Group’s Board of Directors resolved to sell Volt Lines B.V and its subsidiaries. The sale was consummated subsequently in January 2023 (Note 34).

(iii) Door2Door

On 3 June 2022, the Group acquired 100% of the shares of Blitz B22-203 GmbH a Company based in Germany, subsequently Blitz B22-203 GmbH acquired 100% of the shares of Door2Door GMBH (“Door2Door”), a company incorporated under the laws of Germany, pursuant to the signed sale and purchase agreement. Door2Door is a high-growth mobility operations platform that partners with municipalities, public transit operators, corporations, and automotive companies to optimize shared mobility solutions across Europe. This acquisition has been accounted for in accordance with IFRS 3 Business Combination.

The purchase consideration and the fair value of the identifiable assets and liabilities of Door2Door at the date of acquisition are as follows:

Fair value recognized
on acquisition
USD
Assets
Intangible assets	1,160,000
Property and equipment	48,730
Right of use asset	599,087
Trade and other receivables	250,495
Cash and cash equivalents	136,626
2,194,938
Liabilities
Interest-bearing loans	1,320,773
Trade and other payables	1,640,583
Lease liabilities	677,866
3,639,222
Total identifiable net deficit at fair value	(1,444,284)

Fair value of purchase consideration	2,615,000
Goodwill arising on acquisition	4,059,284

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

7Business combinations and goodwill (continued)

(iii) Door2Door (continued)

Cash flow on
Acquisition
USD
Net cash acquired with the subsidiary	136,626
Cash consideration paid at the closing date	(1,074,842)
Purchase consideration transferred	(938,216)

Additional purchase consideration is detailed as follows:

−	$0.87 million in cash, payable by the Group at closing date; and
−	$1.54 million, to be paid in shares of the Parent Company, within 6 months from initial listing of the shares of the Parent Company on NASDAQ, but no later than 9 months from closing date. The number of shares to be issued will be determined based on the share price at the date of payment.

In November 2022, the Group’s Board of Directors resolved to liquidate the two subsidiaries (Note 34).

(iv) Urbvan

On 11 July 2022, the Group acquired a 100% controlling interest in Urbvan Mobility Ltd, and its subsidiaries, a company incorporated under the laws of BVI and operates in Mexico. Urbvan is a high-growth mobility platform offering tech-enabled transportation services across Mexico. This acquisition has been accounted for in accordance with IFRS 3 Business Combination.

The Group incurred insignificant acquisition-related costs, which are not included as part of consideration transferred and have been recognized as an expense in the consolidated statement of profit or loss, as part of professional expenses.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

7Business combinations and goodwill (continued)

(iv) Urbvan (continued)

The purchase consideration and the fair value of the identifiable assets and liabilities of Urbvan at the date of acquisition are as follows:

Fair value
recognized
on acquisition
USD
Assets
Intangible assets	11,720,000
Deferred tax assets	4,104,774
Right of use asset	279,002
Property and equipment	313,991
Trade and other receivables	5,216,992
Cash and cash equivalents	720,001
22,354,760
Liabilities
Provision for employees' end of service benefits	259,105
Trade and other payables	3,053,864
Lease liabilities	327,473
3,640,442
Total identifiable net assets at fair value	18,714,318
Fair value of purchase consideration	27,607,000
Goodwill arising on acquisition	8,892,682

Cash flow on
Acquisition
USD
Net cash acquired with the subsidiary	720,001
Convertible note deduction against purchase price at the closing date	(5,000,000)
Purchase consideration transferred	(4,279,999)

Additional purchase consideration is detailed as follows:

●	On the 6-month anniversary of the agreement closing date (“First Payment”), the Group shall make a share payment of 2,931,639 Class A Ordinary Shares, and cash payment equivalent to 30,740 Class A Ordinary Shares multiplied by the share market price on the First Payment date.
●	On the 10-month anniversary of the agreement closing date (“Second Payment”), the Group shall make a share payment of 2,899,999 Class A Ordinary Shares, and cash payment equivalent to 30,407 Class A Ordinary Shares multiplied by the share market price on the Second Payment date.
●	On the 12-month anniversary of the agreement closing date (“Third Payment”), the Group shall make a share payment of 2,899,999 Class A Ordinary Shares, and cash payment equivalent to 30,407 Class A Ordinary Shares multiplied by the share market price on the Third Payment date.
●	On the 16-month anniversary of the agreement closing date (“Forth Payment”), the Group shall make a share payment of 1,399,998 Class A Ordinary Shares, and cash payment equivalent to 14,677 Class A Ordinary Shares multiplied by the share market price on the Forth Payment date.
●	On the 24-month anniversary of the agreement closing date (“Fifth Payment”), the Group shall make a share payment of 1,399,998 Class A Ordinary Shares, and cash payment equivalent to 14,677 Class A Ordinary Shares multiplied by the share market price on the Fifth Payment date.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

7Business combinations and goodwill (continued)

(iv) Urbvan (continued)

●	Maximum of 750,000 Class A Ordinary Shares, payable subject to achieving certain revenue level as outlined in the sales and purchase agreement.

Subsequently in September 2023, the sale of Urbvan Mobility Ltd and its subsidiaries was consummated (Note 37).

(v) Shotl

On 19 November 2021, the Group acquired 55% of the shares of Shotl Transportation, S.L. (“Shotl”), a mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services across Europe, Latin America and Asia-Pacific. This acquisition has been accounted for in accordance with IFRS 3 Business Combination.

The purchase consideration and the fair value of the identifiable assets and liabilities of Shotl at the date of acquisition are as follows:

Fair value
recognised
on acquisition
USD
Assets
Intangible Assets	1,002,147
Property and Equipment	1,846
Other assets	8,697
Trade and other receivables	365,061
Cash and cash equivalents	145,551
1,523,302
Liabilities
Interest-bearing loans	493,779
Loans from related parties	482,161
Trade and other payables	238,046
1,213,986
Total identifiable net assets at fair value	309,316

Non-controlling interest measured at fair value	139,643
Goodwill arising on acquisition	4,418,226
Purchase consideration	4,557,869

Cash flow
on Acquisition
USD
Net cash acquired with the subsidiary	145,551
Cash consideration paid at the closing date	(968,997)
Purchase consideration transferred	(823,446)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

7Business combinations and goodwill (continued)

(v) Shotl (continued)

Non-controlling interest was measured on the fair value of the net identifiable assets multiplied by the ownership percentage owned by the non-controlling interest at the date of the acquisition. To reach the fair value of the identifiable net assets, management used the following non-observable market assumptions:

−	Discount rate of 9.3%;
−	Internal rate of return of 13.7%; and
−	Company-wide required return rate of 14.0%.

Additional purchase consideration is detailed as follows:

●	USD 1 million in Pivotal Holdings shares at closing of the SPAC transaction;
●	approximately USD 1 million in cash 6 months after closing of the acquisition;
●	approximately USD 1 million in cash 12 months after closing of the acquisition; and
●	approximately USD 0.6 million in cash payable at the later of 18 months after closing or satisfaction of certain revenue and grants earn-out condition.

In November 2022, the Group’s Board of Directors resolved to sell the company (Note 34).

Business combinations’ contribution of 2022 financial results to the Group:

	Revenue
	since	Revenue for	Loss since	Loss for the
	acquisition	the full year	acquisition	full year
	USD	USD	USD	USD
Viapool	7,346,255	7,929,986	3,906,569	3,202,686
Voltlines	4,548,557	5,910,453	1,011,226	1,648,870
Door2Door	752,801	2,815,344	2,456,575	2,098,024
Urbvan	7,390,342	14,392,511	2,210,083	6,679,542
	20,037,955	31,048,294	9,584,453	13,629,122

The Group’s total goodwill is summarized as per the table below:

	At 31 December	At 31 December
	2022	2021
	USD	USD
Goodwill arising on acquisition of:
Viapool	1,450,481	—
Voltlines	10,980,457	—
Door2Door	4,059,284	—
Shotl	4,270,505	4,418,226
Urbvan	8,892,682	—
Impairment charge	(29,653,409)	—
	—	4,418,226

During the first half of 2022, the Group’s strategy depended on rapid growth and expansions as continuous funding following the SPAC transaction was expected. Goodwill is the excess of consideration paid over the acquiree’s net assets. This represents the expected economic benefits generated from the synergies arising from the combination of the operations and resources of the acquirer and the acquiree. Mainly, the synergies were expected to arise from trade names, customer lists, and developed technologies of the combination. Following the global economic downturn, the Group initiated the portfolio optimization plan and eventually ceased operations in non-profitable locations. Following the disposal of those subsidiaries, management charged a full impairment of goodwill (USD 29,653,409) since there is no expected future economic benefits from those subsidiaries. The details and circumstances of the assessment are outlined in Note 34.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

7Business combinations and goodwill (continued)

(v) Shotl (continued)

Goodwill is the excess of consideration paid over the acquiree’s net assets. This represents the expected economic benefits generated from the synergies arising from the combination of the operations and resources of the acquirer and the acquiree. Mainly, the synergies are expected to arise from trade names, customer lists, and developed technologies of the combination. Following the portfolio optimization plans, management has performed an impairment assessment of goodwill as of 31 December 2022. Since the operations of the subsidiaries listed above were discontinued in 2022, the subsidiaries were subsequently either disposed of or sold, and there is absence of confirmation of goodwill recoverability, an impairment of USD 29,653,409 has been charged to the consolidated statement of comprehensive loss. The details and circumstances of the assessment are outlined in Note 34.

The movement in the deferred purchase price is as follows:

	At 31 December	At 31 December
	2022	2021
	USD	USD
Opening balance	3,618,902	—
Acquisitions	36,507,949	3,618,902
Change in fair value	(31,844,346)	—
Issuance of shares	(662,924)	—
Ending balance	7,619,581	3,618,902

The deferred purchase price consists of outstanding cash payments and share issuances. The change in fair value is a result of revaluing the shares outstanding to reflect share price as per the purchase agreements. Management has not used any complex assumptions in arriving at the fair value of the deferred purchase price.

The deferred purchase price is detailed as follows:

	At 31 December	At 31 December
	2022	2021
	USD	USD
Voltlines	5,000,000	—
Door2Door	15,865	—
Shotl	1,004,987	3,618,902
Urbvan	1,598,729	—
	7,619,581	3,618,902

	At 31 December	At 31 December
Maturity analysis	2022	2021
	USD	USD
Less than one year (current)	7,425,488	3,618,902
One to five years (non-current)	194,093	—
	7,619,581	3,618,902

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

8Current Financial Assets

During 2021, the Group entered into Convertible Promissory Note Agreements with total investment of USD 10 million (the “Notes”) With Zeelo LTD. The Notes are convertible, on the discretion of the issuing parties to number of shares, determined based on the specific scenarios outlined in the agreements. The acquisition transaction was announced on April 28, 2022 and expected to close on May 24, 2022. All pre-completion obligations were met, but following financial market volatility, the Group and Zeelo mutually agreed on July 29, 2022 to terminate the planned transaction and to waive the convertible note debt, accordingly notes were completely written off during 2022.

Break-up of the notes is following:

	Interest	2022	2021
		USD	USD
Investment A	1.08% p.a.	—	5,000,880
Investment B	0% p.a.	—	5,000,000
		—	10,000,880

The movement in current financial assets is as follows:

	2022	2021
	USD	USD
At 1 January	10,000,880	—
Additions	—	10,000,880
Impairment	(10,000,880)	—
At 31 December	—	10,000,880

9Deferred transaction costs

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

9Deferred transaction costs: (continued)

Pursuant to the terms of the business combination agreement, at the closing date, among other things, each shareholder of Swvl’s outstanding a) Common Shares A, b) Common Shares B”) and c) Class A, B, C, D and D-1 preferred shares shall receive approximately 1,510 shares of new Swvl’s common shares A and the contingent right to receive certain Earnout Shares (as defined below), for each share of the Company’s common shares, par value $0.0001 per share in exchange of original shares.

Concurrently at the closing date, each outstanding and unexercised option (vested or not) to purchase Swvl’s Common Shares B (each, a “Swvl Option”), were converted to an option to purchase approximately 1,510 new Swvl’s common Shares A and the contingent right to receive certain Earnout restricted Stock Units (“Earnout RSUs”) at an exercise price per option equal to (x) the exercise price per option divided by (y) the Exchange Ratio.

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

The portion of such Holdings Common Shares A issuable to Eligible Swvl Shareholders who hold Swvl Options will instead be issued to such holders as Earnout RSUs at the Company Merger In addition and concurrently with the Closing, PIPE investors purchased and/or automatically converted an existing Swvl exchangeable notes to an aggregate of 16,120,000 shares of New Swvl’s Common Shares with an aggregate proceeds of $145.9 million.

The Company’s Common Stock and Public Warrants have commenced trading on the Nasdaq Stock Exchange (“Nasdaq”) under the symbols “SWVL” and “SWVLW” on March 31, 2022.

During 2022, the Group incurred consulting and legal costs related to the SPAC transaction of $1,112,362 (2021: $7,355,404). During 2022, the amount was charged to the consolidated statement of changes in equity.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

10Trade and other receivables

	At 31 December
	2022	2021
	USD	USD
Trade receivables	8,816,368	4,223,645
Customer wallet receivables	1,595,542	1,329,364
Accrued income	3,719,488	3,038,259
Less: provision for expected credit losses	(2,465,258)	(2,403,782)
	11,666,140	6,187,486
Other receivables	3,149,292	415,754
	14,815,432	6,603,240

Trade receivables are non-interest bearing and are generally on up to 60 days terms. It is not the practice of the Group to obtain collateral over trade receivables and are therefore, unsecured.

The movement in provision for expected credit losses are as follows:

	2022	2021
	USD	USD
At 1 January	2,403,782	1,076,678
Charge to the profit and loss statement	1,184,542	1,101,614
Assets classified as held for sale	(1,123,066)	225,490
At 31 December	2,465,258	2,403,782

11Prepaid expenses and other current assets

	At 31 December
	2022	2021
	USD	USD
Prepaid expenses	1,748,073	272,312
Withholding tax receivables	941,843	634,835
Advances to suppliers	608,461	195,842
	3,298,377	1,102,989

12Cash and cash equivalents

	At 31 December
	2022	2021
	USD	USD
Cash on hand	1,495	3,410
Cash at banks	1,536,852	4,083,466
Cash sweep account (i)	—	5,451,238
Bank overdraft	—	(8,391)
	1,538,347	9,529,723

(i)	Cash sweep account consists of highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash with 24 hours’ notice with no loss of interest. These investments generate interest and dividend income as disclosed in Note 27. The average rate of interest and dividend income represented are insignificant.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

12	Cash and cash equivalents (continued)

For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	At 31 December
	2022	2021
	USD	USD
Cash at banks and on hand attributable to continued operations	1,538,347	9,529,723
Cash at banks and on hand attributable to discontinued operations (Note 34)	1,157,929	—
	2,696,276	9,529,723

13Share capital

On 31 March 2022, the Parent Company’s common stock and warrants began trading on NASDAQ under the ticker symbols “SWVL” and “SWVLW,” respectively. The Parent Company is authorized to issue 555,000,000 shares, consisting of (a) 500,000,000 Class A Ordinary Shares with a par value of $0.0001 per share and (b) 55,000,000 preferred shares with a par value of $0.0001 per share.

Prior to the Transaction, Swvl Inc. had seven classes of authorized common stock, Swvl Inc.’s Common A shares, Common B shares, Class A shares, Class B shares, Class C shares, Class D shares and Class D-1 shares. As a result of the Transaction, each outstanding share of Swvl Inc. capital stock was converted into the right to receive newly issued shares of the Company’s Class A ordinary shares at the respective Conversion Ratio, and the contingent right to receive certain Earnout Shares, for each share of the Parent Company’s common shares.

a.Authorised and issued share capital prior to the transaction (recast)

	At 31 December 2021 (recast)
	Authorised	Issued
Common A shares	22,649,444	19,955,191
Class A shares	11,711,273	8,387,844
Class B shares	12,360,557	11,711,273
Class C shares	22,345,942	12,360,557
Class D shares	10,524,442	10,524,440
Class D-1 shares	14,097,010	22,345,942
	93,688,668	85,285,247

The below table summarizes the recasted number of shares and share capital outstanding as of 31 December 2021:

	At 31 December 2021 (recast)
	Number	Share
	of shares	capital
Issuance of shares to Swvl Inc. shareholders	85,285,247	8,529
	85,285,247	8,529

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

13Share capital (continued)

b.Authorised and issued share capital after the transaction

	At 31 December 2022
	Authorised	Issued
Class A ordinary shares	500,000,000	139,026,084
Preferred shares	55,000,000	—
	555,000,000	139,026,084

Each Class A Ordinary share has a par value of $0.0001.

The below table summarizes the number of shares and share capital outstanding 31 December 2022:

	At 31 December 2022
	Number of shares	Share capital
Issuance of shares to Swvl Inc. shareholders	85,285,247	8,529
Issuance of shares to SPAC shareholders	13,949,000	1,395
Conversion of convertible notes	16,125,455	1,612
Issuance of shares to PIPE investors	3,966,400	397
Other shares issued during the year	19,699,982	1,970
	139,026,084	13,903

c.Share premium

The below table represents the recast components of share premium balance as of 31 December 2021:

At 31 December 2021
Share Premium
Issuance of shares to Swvl Inc. shareholders	88,873,188
88,873,188

The below table represents the components of share premium balance as of 31 December 2022:

At 31 December 2022
Share Premium
Issuance of shares to Swvl Inc. shareholders	88,873,188
Issuance of shares to SPAC shareholders	32,332,406
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs (Note 35)	139,609,424
Other shares issued during the year	31,887,125
478,318,251
Less:
Costs attributable to the issuance of shares in connection with the business combination	(59,332,267)
Cost of earnout shares	(75,550,455)
343,435,529

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

13Share capital (continued)

d.Stock split

Subsequent to the date of the consolidated financial statements, the Group has restructured its authorised shares and issued ordinary shares as detailed below:

(a) The number of ordinary shares which the Group is authorised to issue has been decreased to 20,000,000 ordinary shares by the consolidation of every 25 ordinary shares of US$0.0001 par value each currently in issue into 1 ordinary share of US$0.0025 par value each; and

(b) the issued ordinary shares have been combined into a small number of shares, resulting in every 25 issued ordinary share being combined into 1 ordinary share with a par value of US$0.0025 each.

Following the restructuring, the Group is authorised to issue 20,000,000 ordinary shares and 55,000,000 preference shares. The restructuring was approved on 4 January 2023 and became effective on 25 January 2023.

The below table sets out the Group’s share structure as though the restructuring took effect retroactively during the year ended 31 December 2022:

	At 31 December 2022
	Authorised	Issued
Class A ordinary shares	20,000,000	5,561,043
Preferred shares	55,000,000	—
	75,000,000	5,561,043

	At 31 December 2022
	Number	Share
	of shares	capital
Issuance of shares to Swvl Inc. shareholders	3,411,600	8,529
Issuance of shares to SPAC shareholders	557,960	1,395
Conversion of convertible notes	645,018	1,612
Issuance of shares to PIPE investors	158,656	397
Other shares issued during the year	787,809	1,970
	5,561,043	13,903

At 31 December 2022
Share Premium
Issuance of shares to Swvl Inc. shareholders	88,873,188
Issuance of shares to SPAC shareholders	32,332,406
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs (Note 35)	139,609,424
Other shares issued during the year	31,887,125
478,318,251
Less:
Costs attributable to the issuance of shares in connection with the business combination	(59,332,267)
Cost of earnout shares	(75,550,455)
343,435,529

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

14Employee share scheme reserve

At 31 December 2022, the employee share-based compensation reserve balance was $773,666 (at 31 December 2021: $36,929,523, at 31 December 2020: $3,318,292).

Total reversal as a result of the decrease in fair value arising from share-based payment transactions recognized in the consolidated statement of comprehensive income as part of employee benefit was $36,155,857 for the year ended 31 December 2022 (charge of $ 33,611,231 for the year ended 31 December 2021, charge of $2,828,995 for the year ended 31 December 2020). The fair value change is a result of the decline in share price during the year which, in turn, led to a decrease in the probability of exercising options and the value of each option. Grant date was achieved after the award date for majority of awarded shares as the grant date was linked to the business combination transaction. Shares was only granted when business combination transaction was consummated.

On 14 April 2022, the board of directors of the Parent Company passed a unanimous resolution to change the maximum number of share options that the Company is authorized to grant to its employees as identified by the management. This extension remains at similar terms with the original options, where 25% of the options vest annually from the issue date and are exercisable up to 10 years from the issue date.

	2022		2021
	Average
	exercise		Average
	price per		exercise
	share	Number of	price per	Number of
	option	options	share option	options
	USD		USD
At 1 January	1.609	8,514,500	2.303	4,466,470
Granted during the year	6.710	5,324,390	1.700	5,849,416
Exercised during the year	0.001	(986,733)	—	—
Forfeited during the year	3.948	(1,985,833)	2.008	(1,801,386)
At 31 December	3.554	10,866,324	1.609	8,514,500
Vested and exercisable	1.364	3,780,424	1.230	3,575,348

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

14	Employee share scheme reserve (continued)

Share options outstanding at the end of each year have the following expiry date and exercise prices:

	At 31 December
	2022	2021
Number of options	10,866,324	8,514,500
Range of exercise price	$0 - $10	$0 - $3.37
Range of expiry dates	April 2027 – June 2036	April 2027 – September 2031
Weighted average remaining contractual life (in years)	3.52	7.97

	At 31 December
Strike price	2022	2021
$0-1	2,000,665	2,793,412
$1-1.88	453,544	472,600
$1.88-2.45	899,567	1,031,273
$2.45-3.37	3,211,000	4,217,215
$6.5	60,251	—
$10	4,241,297	—

The following assumptions are used in calculating the fair values of the options:

	At 31 December
Particulars	2022	2021
Expected weighted average volatility (%)	120%	50%
Expected dividends (%)	0%	0%
Expected term (in years)	3.52	1.25
Risk free rate (%)	4.16%	1.12%
Market price	0.137	8.89

The volatility has been measured as the standard deviation of quoted share prices of comparable peer entities over the last one year from each respective/expected grant date.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

15Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

The following table represents the movement of the foreign currency translation reserve during the year:

Foreign currency reserve
USD
At 1 January 2020	(551,940)
Currency translation difference	(308,434)
At 31 December 2020	860,374
Currency translation difference	(409,511)
At 31 December 2021	450,863
Currency translation difference	(5,290,594)
Reserve of disposal groups classified as held for sale (Note 34)	492,474
At 31 December 2022	(4,347,257)

16Derivatives liabilities

At 31 December 2021, embedded derivatives of USD 44.3 million have been recognised as current liabilities and USD 44.3 was charged to the consolidated statement of loss to reflect the change in fair value. Embedded derivatives are related to the put option embedded in the convertible notes agreement, which represent an obligation on the Group to deliver variable number of shares upon the conversion event. The Group’s method of measurement of the embedded derivatives is outlined in Note 33. During 2022, the embedded derivatives were converted to shares.

17Convertible notes

	At 31 December
	2022	2021
Convertible Notes A	—	29,106,482
Convertible Notes B	—	45,500,000
	—	74,606,482

During the year ended 31 December 2021, the Parent Company issued convertible notes, in an aggregate principal amount of USD 27.7 million with a maturity date of 5 September 2022, convertible either into common or preferred shares of the Parent Company upon maturity or immediately prior to a merger or consolidation with a special purpose acquisition company depending on certain criteria detailed in the convertible notes’ agreements. However, in connection with the Parent Company’s proposed business combination with Queen’s Gambit Growth Capital, immediately prior to the consummation of the business combination such convertible notes will convert into the right to receive Class A ordinary shares, par value $0,0001 per share of Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of the Parent Company. These notes will convert unless they are repaid together with accrued interest with the prior written consent of “Majority in Interest” comprising of majority holders that are unaffiliated to the Group. The Parent Company intends to use the net proceeds from the issue of the convertible notes for general corporate purposes as well as to finance strategic opportunities which may arise.

The interest rate varies to be (i) a rate of 12% per annum from the date of issuance of each convertible note, until the date on which the aggregate principal amount raised by the Parent Company reaches the predetermined benchmark, and (ii) at any time thereafter, and in respect of all amounts raised by the Parent Company, a rate of 6.5% per annum.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

17	Convertible notes (continued)

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

During 2021, certain PIPE investors have pre-funded to the Group a portion of USD 45.5 million of the aggregate PIPE subscription raised in connection with the proposed business combination, in a form of convertible notes. The “PIPE” is a fully committed private placement of common shares of the combined company. At the closing of the Group’s business combination with the SPAC, each exchangeable note will be automatically exchanged for shares of the combined company at an exchange price of USD 8.50 per share. Upon the issuance of the exchangeable notes, the amount pre-funded by each participating investor reduces their remaining respective commitment in the PIPE. These notes don’t bear interest.

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

During 2022, the Group’s convertible notes were converted to shares.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

18Derivative warrant liabilities and earnouts liabilities

18.1Derivative warrant liabilities:

Private and Public Warrants

Prior to the Transaction, the SPAC issued 17,433,333 warrants each exercisable at $11.50 per one Class A Ordinary Share, of which 11,500,000 are Public Warrants listed on NASDAQ and 5,933,333 Private Warrants held by the sponsor. Upon closing of the Transaction, the Parent Company assumed the Public Warrants and Private Warrants. Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of $11.50 per share.

The Public Warrants will expire 5 years after completion of the transaction. The Parent Company has the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Parent Company’s Class A ordinary shares equals or exceeds $18.00 per share.

The Private Warrants are identical to the Public Warrants, except that the Private Warrants and the ordinary shares issuable upon exercise of the Private Warrants, so long as they are held by the sponsor or its permitted transferees, (i) will not be redeemable by the Parent Company, (ii) may not be transferred, assigned or sold by the holders until 30 days after the completion of the Transaction, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. If the Private Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

Series A and Series B Warrants

On 9 August 2022, the Group entered a private placement agreement (“Securities Purchase Agreement”) to sell Class A Ordinary Shares and Warrants to an investor for a total subscription amount of $20 million which are paid in full at the date of execution. In accordance with the terms of the Securities Purchase Agreement, the investor received 12,121,214 Series A Warrants exercisable within 5 years and 6,060,607 Series B Warrants exercisable within 2 years.

	At 31 December	At 31 December
	2022	2021
	USD	USD
Opening balance	—	—
Recognized pursuant to the reverse acquisition transaction	35,487,284	—
Change in fair value during the year	(34,170,193)	—
Ending balance	1,317,091	—

18.2Earnouts liabilities:

During the time period between the Closing Date and the five-year anniversary of the Closing Date (the “Earnout Period”), eligible Swvl Shareholders may receive up to 15 million additional shares of the Parent Company’s Common Shares A (the “Earnout Shares”) in the aggregate in three equal tranches of 5 million shares if the volume-weighted average closing sale price of our Common Stock is greater than or equal to $12.50 (tranche 1), $15.00 (tranche 2), and $17.50 (tranche 3) for any 20 trading days within any 30 consecutive trading day period (“Trigger Events”) (or an earlier Change of Control event).

Earn-out shares were valued on probability of vesting 0.2% for tranche 1, 0.1% for the second two tranches. Equity volatility of 82.5% is based on the Group's size relative to that of the guideline comparable companies as of the reporting date. Cost of equity of 23.5% is based on the risk-free rate at the date of reporting taking into consideration equity and country risk premiums.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

18Derivative warrant liabilities and earnouts liabilities (continued)

18.2Earnouts liabilities: (continued)

The Effective Time, which will be subject to potential forfeiture, and which will be able to be settled in Holdings Common Shares A upon the occurrence of the applicable Earnout Triggering Events (or an earlier Change of Control event).

	At 31 December	At 31 December
	2022	2021
	USD	USD
Opening balance	—	—
Recognized pursuant to the reverse acquisition transaction	75,550,455	—
Change in fair value during the year	(75,550,455)	—
Ending balance	—	—

19Accounts payable, accruals and other payables

	At 31 December
	2022	2021
	USD	USD
Financial items
Accounts payables (i)	29,158,270	5,176,759
Accrued expenses	523,758	9,008,969
Captain payables	608,085	1,249,948
Advances from customers	338,425	52,307
Other payables	1,296,594	560,857
Advances from individual customers (e-wallets) (ii)	1,493,370	3,938,712
Total accounts payable, accruals and other payables	33,418,502	19,987,552

(i)	Accounts payable are mainly made up of creditor balances associated with the SPAC transactions during the year.
(ii)	Advances from individual customers (e-wallets) are used by customers against future bookings.

20Lease liabilities and right-of-use assets

The Group’s lease environment includes rental of office space across different locations of operation.

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

Low value leases

The Group has not identified any low value leases for the year ended 31 December 2022 and 31 December 2021.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

20	Lease liabilities and right-of-use assets (continued)

20.1Right-of-use assets

	At 31 December
	2022	2021
	USD	USD
Balance as at 1 January	4,059,896	863,645
Acquisitions through business combinations (Note 7)	1,086,002	—
Additions during the year	696,431	3,737,469
Depreciation charge for the year	(1,216,495)	(541,218)
Assets classified as held for sale (Note 34)	(576,299)	—
Recognition of sublease receivables	(1,244,596)	—
Termination of lease	(1,989,293)	—
Balance as at 31 December	815,646	4,059,896

Depreciation is allocated as detailed below:

	2022	2021	2020
	USD	USD	USD
General and administrative expenses (Note 23)	948,102	411,373	238,326
Assets classified as held for sale (Note 34)	268,393	129,845	125,483
	1,216,495	541,218	363,809

20.2Sublease receivables

	At 31 December
	2022	2021
	USD	USD
Balance as at 1 January	—	—
Recognition of sublease receivables	1,331,622	—
Interest income	8,340	—
Lease rentals received	(138,410)	—
Balance as at 31 December	1,201,552	—

On November 1st, 2022, the Group entered into a sub-lease agreement for a space of 10,417 square feet part of the head office in Dubai. The agreement commenced on same date of the agreement and expires after two years on November 1st, 2024.

Maturity analysis

	At 31 December
	2022	2021
	USD	USD
Less than one year (current)	648,523	—
One to five years (non-current)	553,029	—
Sublease receivables as at 31 December	1,201,552	—

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

20	Lease liabilities and right-of-use assets (continued)

20.3Lease liabilities

	At 31 December
	2022	2021
	USD	USD
Balance as at 1 January	4,162,521	928,583
Acquisitions through business combinations (Note 7)	1,237,903	—
Additions during the year	726,769	3,716,327
Accretion of interest	341,510	140,184
Repayments	(1,192,283)	(622,573)
Liabilities directly associated with assets classified as held for sale (Note 34)	(628,845)	—
Termination of lease	(2,304,449)	—
Balance as at 31 December	2,343,126	4,162,521

Maturity analysis

	At 31 December
	2022	2021
	USD	USD
Less than one year (current)	751,015	1,201,204
One to five years (non-current)	1,592,111	2,961,317
Lease liabilities as at 31 December	2,343,126	4,162,521

Accretion of interest is allocated as detailed below:

	2022	2021	2020
	USD	USD	USD
Finance costs (Note 28)	212,301	94,626	63,683
Assets classified as held for sale (Note 34)	129,209	45,558	20,121
	341,510	140,184	83,804

Amounts recognised in the consolidated statement of comprehensive income:

	At 31 December
	2022	2021	2020
	USD	USD	USD
Interest expense on lease liabilities	341,510	140,184	83,804
Interest income on sublease receivables	8,340	—	—
Depreciation for right-of-use assets	1,216,495	541,218	363,809
	1,566,345	681,402	447,613

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

21Revenue

The Group derives its revenue principally from end-users who use the Group’s platform to access routes predetermined by the Group. The Group derives revenue from the transfer of services at a point in time. This level of disaggregation takes into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

	For the year ended 31 December
	2022	2021	2020
	USD	USD	USD
Business to customers	13,598,566	9,241,475	5,510,952
Business to business	37,891,386	16,322,470	9,473,794
	51,489,952	25,563,945	14,984,746

The following table presents the Group’s revenue reconciliation disaggregated by geographical location. Revenue by geographical location is based on where the transaction occurred.

	For the year ended 31 December
	2022	2021	2020
	USD	USD	USD
Egypt	39,734,817	24,828,417	14,981,243
Mexico	7,390,342	—	—
Kingdom of Saudi Arabia	3,262,272	454,007	—
United Arab Emirates	1,102,521	281,521	3,503
	51,489,952	25,563,945	14,984,746

22Cost of sales

	For the year ended 31 December
	2022	2021	2020
	USD	USD	USD
Captain costs	47,526,803	30,670,626	18,396,481
Captain bonuses	1,017,424	878,924	947,522
Captain deductions	(522,189)	(624,155)	(529,974)
Tolls and fines	714,285	424,584	382,604
	48,736,323	31,349,979	19,196,633

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

23General and administrative expenses

	For the year ended 31 December
	2022	2021	2020
	USD	USD	USD
Staff costs (Note 25)	23,493,496	50,499,496	10,211,736
Professional fees	14,381,540	8,775,977	1,542,434
Technology costs	9,043,454	3,783,868	1,033,047
Insurance	4,933,431	498,971	175,185
Outsourced employees	4,627,024	—	—
Customer experience costs	2,878,557	1,856,056	104,743
Other expenses	2,475,485	915,021	1,049,244
Travel and accommodation	1,401,727	1,297,156	299,564
Amortization of intangible assets (Note 6)	1,352,415	15,963	—
Depreciation of right-of-use assets (Note 20.1)	948,102	411,373	238,326
Depreciation of property and equipment (Note 5)	489,593	110,027	81,708
Utilities	252,434	98,820	358,068
Rent expense	162,519	518,252	462,091
Entertainment	81,283	171,493	28,468
Expansion expenses	—	77,034	35,704
	66,521,060	69,029,507	15,620,318

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

24Selling and marketing expenses

	For the year ended 31 December
	2022	2021	2020
	USD	USD	USD
Growth marketing expenses	8,676,372	7,948,629	2,418,005
Staff costs (Note 25)	8,023,942	3,137,775	1,297,236
Offline marketing expenses	1,447,921	941,831	432,194
Referrals	—	162,754	83,743
	18,148,235	12,190,989	4,231,178

25Staff costs

	For the year ended 31 December
	2022	2021	2020
	USD	USD	USD
Salaries and other benefits	60,692,837	19,321,426	8,515,466
Severance payments	7,160,551	—	—
Share-based payments (reversal)/charge (Note 14)	(36,155,857)	33,611,231	2,828,995
Employee end of service benefits (reversal)/charge	(180,093)	704,614	164,511
	31,517,438	53,637,271	11,508,972

Staff costs are allocated as detailed below:

	For the year ended 31 December
	2022	2021	2020
	USD	USD	USD
General and administrative expenses (Note 23)	23,493,496	50,499,496	10,211,736
Selling and marketing expenses (Note 24)	8,023,942	3,137,775	1,297,236
	31,517,438	53,637,271	11,508,972

26Other income/(expenses), net

	For the year ended 31 December
	2022	2021	2020
	USD	USD	USD
Gain on sublease recognition	87,026	—	—
Recovery of balances	361,899	—	—
Other income/(expenses)	261,533	(807)	—
	710,458	(807)	—

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

27Finance income

	For the year ended 31 December
	2022	2021	2020
	USD	USD	USD
Interest income	112,862	125,176	545,733
Dividend income	141,030	1,273	42,878
	253,892	126,449	588,611

28Finance cost

	For the year ended 31 December
	2022	2021	2020
	USD	USD	USD
Cost of acquiring equity facility (B. Riley)	2,772,934	—	—
Interest expense on convertible notes	439,026	1,400,067	—
Loss on conversion of notes	248,624	—	—
Lease finance charges (Note 20.3)	212,301	94,626	63,683
Interest expense on loans	104,406	—	—
	3,777,291	1,494,693	63,683

29Taxes

29.1Components of provision for income taxes

The Group did not incur income tax expenses for the years ended 31 December 2022 and 2021 as it has not generated taxable income. The components of the provision for income taxes were as follows:

	For the year ended 31 December
	2022	2021	2020
	USD	USD	USD
Income tax benefit	3,225,251	4,718,036	3,155,704
	3,225,251	4,718,036	3,155,704

29.2Deferred tax asset

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

	At 31 December
	2022	2021
	USD	USD
At 1 January	14,631,743	9,913,707
Income tax benefit	3,225,251	4,718,036
Deferred tax credit acquired through business combinations	4,104,774	—
Foreign currency adjustments	(3,252,780)	—
At 31 December	18,708,988	14,631,743

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

29Taxes (continued)

29.2Deferred tax asset (continued)

29.2.1Deferred tax asset recognised

The Group’s Egyptian subsidiaries (Swvl for Smart Transport Applications and Services LLC) and the recently acquired subsidiary Mexican subsidiary (Urbvan Mobility Ltd) both incurred net taxable losses in the previous years which generated tax credits for those carried forward losses. Management believes it is probable that the deferred tax benefit from these unused tax losses will be recoverable based on future tax plans and projected taxable profits   and has accordingly recognised the amounts in these consolidated financial statements.

29.2.2Deferred tax asset not recognised

The Group’s subsidiaries in Kenya, Pakistan, Jordan, Kingdom of Saudi and Spain also incurred tax losses, however Management believes that it is not probable that it will recover the deferred tax benefits of each respective country and have accordingly not considered their tax losses in the deferred tax assets calculations. These unused tax losses expire in the following manner:

	Expire		Expire in
	within 5	Expire in	more than
	years	5-10 years	10 years	Total
	USD	USD	USD	USD
Swvl Pakistan (Private) Ltd. (Pakistan)	3,398,579	5,336,079	—	8,734,658
Swvl NBO Limited (Kenya)	—	—	2,852,254	2,852,254
Swvl Technologies Ltd. (Kenya)	—	—	3,442,662	3,442,662
Smart Way Transportation LLC (Jordan)	424,030	—	—	424,030
Swvl Saudi for Information Technology (Saudi)	—	—	619,532	619,532
Shotl Transportation, S.L. (Spain)	—	—	87,138	87,138
	3,822,609	5,336,079	7,001,586	16,160,274

29.3Relationship between tax expense and accounting profit

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the Group’s applicable tax rate as follows:

	At 31 December
	2022	2021	2020
	USD	USD	USD
Loss before tax	(104,184,043)	(146,207,433)	(32,880,906)
Effect of unused losses (i)	89,628,546	124,136,838	18,855,555
ECL provision	229,940	1,096,696	510,153
Accounting depreciation	92,920	30,517	19,412
Tax depreciation	(101,812)	(25,665)	(529,565)
Taxable losses	(14,334,449)	(20,969,047)	(14,025,351)
Tax rate	22.5%	22.5%	22.50%
	(3,225,251)	(4,718,036)	(3,155,704)

(i)	Unused losses refer to the losses incurred in Swvl Inc. and UAE, since these losses are not subject to income tax. In addition, for the losses incurred in Kenya, Pakistan, Jordan, KSA and Spain, since Management believes that it is not probable that it will recover the deferred tax benefits of each respective country according as those are part of the discontinued operations or cannot be recovered given the tax rules, it was included within unused losses.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

30Loss per share

Basic earnings/(loss) per share is computed by dividing the net profit/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, adjusted for the effect of the Conversion Ratio as discussed in Note 1 and applied retrospectively to all prior years presented.

As of 31 December 2022, 15 million Earnout Shares have been excluded from the calculation of weighted average shares outstanding, as they are contingently issuable subject to achieving certain milestones on the trading price and volume of our Class A ordinary shares on NASDAQ as discussed in Note 13.

As the Group was loss-making during 2022 and 2021, potentially dilutive instruments all have an anti-dilutive impact and therefore have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding equity awards, warrants, share options and convertible loans and could potentially dilute earnings per share in the future.

The following table sets forth the computation of basic and dilutive earnings/(loss) from the continued operations per share attributable to the Group’s ordinary shareholders:

	At 31 December
	2022	2021	2020
	USD	USD	USD

Loss from continuing operations for the year attributable to equity holders of the Parent Company	(100,958,792)	(129,089,559)	(20,892,905)
Loss from discontinued operations for the year attributable to equity holders of the Parent Company	(15,537,733)	(12,326,573)	(8,832,297)

Weighted average number of ordinary shares outstanding during the year	119,424,868	85,340,750	83,478,291

Loss per share attributable to equity holders of the Parent Company from continuing operations – basic	(0.85)	(1.51)	(0.25)

Loss per share attributable to equity holders of the Parent Company from continuing operations – diluted	(0.85)	(1.51)	(0.25)

Loss per share attributable to equity holders of the Parent Company – basic	(0.98)	(1.66)	(0.36)

Loss per share attributable to equity holders of the Parent Company – Diluted	(0.98)	(1.66)	(0.36)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

31Related party transactions and balances

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

Interest in subsidiaries

The details of interests in the subsidiaries with whom the Group had entered into transactions or had agreements or arrangements in place during the year are disclosed in Note 1 of the consolidated financial statements.

Compensation of key management personnel

Key management personnel of the Group comprise the directors and senior management of the Group.

	At 31 December
	2022	2021	2020
	USD	USD	USD
Short-term employee benefits	1,900,084	1,287,379	652,175
Provision for end of service benefits	271,009	99,487	32,399
Share-based payments	201,932	13,360,206	829,746
	2,373,025	14,747,072	1,514,320
No. of key management	7	7	6

Transactions with related parties

Details of transactions with related parties during the year, other than those which have been disclosed elsewhere in these consolidated financial statements, are as follows:

	At 31 December
	2022	2021
	USD	USD
Repayments to shareholders	—	36,091

Balances with related parties

The following balances are outstanding at the end of the year in relation to the above transactions with related parties:

	At 31 December
	2022	2021
	USD	USD
Convertible notes - key management personnel	—	100,000

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

31Related party transactions and balances (continued)

Short-term loans to related parties

	At 31 December
	2022	2021
	USD	USD
Sister company
Routebox Technologies SL	80,456	84,039

Shareholders of Shotl Transportation SL
Camina Lab SL	309,474	323,338
Marfina SL	68,311	71,387
	377,785	394,725
	458,241	478,764

On 31 December 2021, Shotl Transportation has entered into an agreement with a related party Routbox Technologies SL of loan facility amounted to EUR 72,636. The loan carries fixed interest rate of 1.75% per annum. The loan will mature on 6 May 2023.

On 1 May 2021, Shotl Transportation has entered into an agreement with a related party Camina Lab SL of loan facility amounted to EUR 275,489. The loan carries fixed interest rate of 1.75% per annum. The loan will mature on 6 May 2023.

On 1 May 2021, Shotl Transportation has entered into an agreement with a related party Marfina SL of loan facility amounted to EUR 60,000. The loan carries fixed interest rate of 1.75% per annum. The loan will mature on 6 May 2023.

During the year, the Group’s board of directors resolved to sell Shotl Transportation. As such, the short-term loans have been presented under “Liabilities directly associated with assets classified as held for sale” (Note 34).

32Financial instruments by category

Financial assets as per statement of financial position

	At 31 December
	2022	2021
	USD	USD
At fair value
Current financial assets	—	10,000,880
Sublease receivables	1,201,552	—
At amortised cost
Trade and other receivables	14,815,432	6,603,240
Cash and cash equivalents	1,538,347	9,529,723
	17,555,331	26,133,843

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

32	Financial instruments by category (continued)

Financial liabilities as per statement of financial position

	At 31 December
	2022	2021
	USD	USD
Accounts payable, accruals and other payables excluding non-financial items (i)	31,586,707	15,996,533
Deferred purchase price	7,619,581	3,618,902
Lease liabilities	2,343,126	4,162,521
Derivative warrant liabilities	1,317,091	—
Current tax liabilities	1,027,404	678,972
Convertible notes	—	74,606,482
Derivatives liabilities	—	44,330,400
Interest bearing loans	—	397,985
Loan from related party	—	478,764
	43,893,909	144,270,559

(i)	Non-financial items include advances from individual customers (e-wallets) and advances from customers as disclosed in Note 19.

33Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

33Fair value of financial instruments (continued)

The carrying amounts of the financial assets and financial liabilities approximate their fair values.

The Group’s measurement of embedded derivatives are classified in Level 3 using valuation technique inputs that are not based on observable market data. The significant unobservable inputs used in the fair value measurements, together with a quantitative sensitivity analysis are presented below: The significant unobservable input for valuation of embedded derivatives is the Discount for Lack of Marketability (“DLOM”) of underlying equity shares of the Parent Company. The Management has considered a DLOM of 30% for calculating the fair value of the Parent Company’s equity shares. A range of inputs are considered while concluding the DLOM for this purpose by management, which includes but not limited to, use of various put option pricing models such as the Finnerty Model, Asian Put Model and the Chaffe Model. Management also considers liquidity date assumptions, implied volatilities of a portfolio of comparable companies after making suitable necessary adjustments, among other factors to arrive at the DLOM. Management considers 20% to 36% to reflect reasonably possible range for alternative assumptions of DLOM while estimating fair value of the Parent Company’s equity shares. A change in DLOM% would have an inverse relationship to the fair value of the embedded derivative, i.e., a higher DLOM would lead to reduction in the fair value of the embedded derivative. A shift (+/-) of 1% in DLOM would therefore change the fair value (inversely) of the embedded derivative by USD 0.80 million with the resultant impact on the statement of profit or loss.

34Discontinued operations

On 30 May 2022, the Group announced the first portfolio optimization plan, which puts more focus on profitability and cost efficiencies across the business. Adopting this plan resulted in a 32% headcount reduction as well as partial discontinuation of selected operations across the group, none of which qualified as a major business discontinuation.

On 18 November 2022, the Group announced the second stage of the plan, which further streamlines strategy by weighing for each subsidiary different alternatives such as downsizing operations, completely discontinuing operations, and seeking potential buyers. Adopting this plan resulted in an increased focus on developing the Group’s largest markets and the discontinuation of operations or sales of the Group’s smaller markets. The assets associated with these discontinued operations amounted to USD 20,506,889. Since the discontinuation of operations raised doubts with regards to the economic benefits expected to be generated from these assets, management has assessed the recoverability of these assets and, accordingly, impairment of USD 15,227,791 has been charged to the consolidated statement of comprehensive loss against assets that are deemed to not be recoverable. Further, USD 29,653,409 (full impairment) has been charged against the goodwill associated with the discontinued operations to the consolidated statement of comprehensive loss.

According to the guidance provided by IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the assets and liabilities associated with those subsidiaries whose operations were discontinued have been presented as held for sale in the consolidated financial statements. The results, major classes of assets and liabilities, and net cash flows of these subsidiaries are presented below.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

34Discontinued operations (continued)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Total
Results for the year 2022
Revenue	4,548,557	15,243,597	526,001	—	3,464,525	3,881,490	1,635	7,346,255	752,801	35,764,861
Expenses	(5,495,428)	(24,027,477)	(2,363,934)	(10,064)	(6,527,783)	(5,739,771)	(24,231)	(11,185,077)	(2,761,876)	(58,135,641)
Operating loss	(946,871)	(8,783,880)	(1,837,933)	(10,064)	(3,063,258)	(1,858,281)	(22,596)	(3,838,822)	(2,009,075)	(22,370,780)

Finance income/(costs)	(64,355)	(6,087)	(29,402)	1,441	(35,038)	(2,617)	—	(19,488)	(447,499)	(603,045)
Deferred tax gains	—	—	401,428	—	—	—	—	(48,259)	—	353,169
Loss from discontinued operations	(1,011,226)	(8,789,967)	(1,465,907)	(8,623)	(3,098,296)	(1,860,898)	(22,596)	(3,906,569)	(2,456,574)	(22,620,656)

Assets
Property and equipment	115,310	—	—	—	—	—	—	—	—	115,310
Intangible assets	2,024,065	—	—	—	—	—	—	—	—	2,024,065
Right-of-use assets	576,299	—	—	—	—	—	—	—	—	576,299
Trade and other receivables	690,241	516,017	—	—	133,890	—	—	—	—	1,340,148
Prepaid expenses and other current assets	65,347	—	—	—	—	—	—	—	—	65,347
Cash and cash equivalents	886,450	124,763	—	24,638	35,031	84,862	2,185	—	—	1,157,929
Assets classified as held for sale	4,357,712	640,780	—	24,638	168,921	84,862	2,185	—	—	5,279,098

Liabilities
Interest-bearing loans	407,615	—	318,765	—	—	—	—	—	1,256,513	1,982,893
Lease liability	628,845	—	—	—	—	—	—	—	—	628,845
Accounts payable, accruals and other payables	816,547	569,646	183,969	51,489	501,822	460,595	12,876	2,094,972	1,078,013	5,769,929
Loans from a related party	—	—	458,241	—	—	—	—	—	—	458,241
Liabilities directly associated with assets classified as held for sale	1,853,007	569,646	960,975	51,489	501,822	460,595	12,876	2,094,972	2,334,526	8,839,908
Net assets directly associated with assets classified as held for sale	2,504,705	71,134	(960,975)	(26,851)	(332,901)	(375,733)	(10,691)	(2,094,972)	(2,334,526)	(3,560,810)

Amounts included in accumulated OCI	—	272,146	(565)	146,839	132,024	—	151	—	—	550,595
Exchange differences on translation of foreign operations	(103,808)	51,691	(1,863,213)	(243,734)	55,097	—	5,761	420,034	635,103	(1,043,069)
Reserve of disposal group classified as held for sale	(103,808)	51,126	(1,591,067)	(96,895)	187,121	—	5,912	420,034	635,103	(492,474)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

34Discontinued operations (continued)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Total
Operating	60,959	53,629	183,969	51,489	367,932	460,595	12,876	2,094,972	1,078,013	4,364,434
Investing	(62,764)	—	—	—	—	—	—	—	—	(62,764)
Financing	407,615	—	777,006	—	—	—	—	—	1,256,513	2,441,134
Net cash inflow	405,810	53,629	960,975	51,489	367,932	460,595	12,876	2,094,972	2,334,526	6,742,804
Earnings per share
Basic, loss for the year from discontinued operations	—	—	—	—	—	—	—	—	—	(0.13)
Diluted, loss for the year from discontinued operations	—	—	—	—	—	—	—	—	—	(0.13)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Total
Results for the year 2020
Revenue	—	1,502,884	—	514,253	310,403	—	—	—	—	2,327,540
Expenses	—	(6,569,804)	—	(4,147,697)	(423,354)	—	—	—	—	(11,140,855)
Operating loss	—	(5,066,920)	—	(3,633,444)	(112,951)	—	—	—	—	(8,813,315)

Finance income/(costs)	—	(15,548)	—	(3,434)	—	—	—	—	—	(18,982)
Loss from discontinued operations	—	(5,082,468)	—	(3,636,878)	(112,951)	—	—	—	—	(8,832,297)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Total

Operating	—	758,461	(22,637)	(238,797)	(212,449)	(146,976)	(1,356)	—	—	136,246
Investing	—	(7,523)	(998,920)	—	(316,771)	—	—	—	—	(1,323,214)
Financing	—	—	876,749	—	—	—	—	—	—	876,749
Net cash inflow	—	750,938	(144,808)	(238,797)	(529,220)	(146,976)	(1,356)	—	—	(310,219)
Earnings per share
Basic, loss for the year from discontinued operations	—	—	—	—	—	—	—	—	—	(0.11)
Diluted, loss for the year from discontinued operations	—	—	—	—	—	—	—	—	—	(0.11)

34.1Subsidiaries held for sale

34.1.1	Volt Line BV

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Volt Line BV. As such, on 22 December 2022, it was proposed that a share sale and purchase agreement in respect of the entire issued share capital of Volt Lines BV is entered into where the entire issued share capital of the subsidiary is to be sold by the Group back to the original shareholders of the subsidiary. The sale was finalized subsequently on 6 January 2023 (Note 37).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

34Discontinued operations (continued)

34.1Subsidiaries held for sale (continued)

34.1.2Swvl Pakistan (Private) Ltd.

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Swvl Pakistan (Private) Ltd.. As such, management approached potential buyers with the intention to sell the subsidiary and, subsequently in January 2023, the sale of the subsidiary’s shares by the parent company was approved. The sale is expected to be completed within a year from the consolidated financial statements’ reporting date. The sale was finalized subsequently on 15 April 2023 (Note 37).

34.1.2Shotl Transportation, S.L.

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Shotl Transportation, S.L.. As such, on 22 November 2022, it was proposed that the subsidiary either be sold to potential buyers who expressed interest or, in the event the subsidiary cannot be sold, closed down. The sale back of the subsidiary’s shares by the parent company was approved on 22 February 2023 and the sale was finalized subsequently on 24 February 2023 (Note 37).

34.2Subsidiaries under liquidation

Swvl NBO Limited

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Swvl NBO Limited or sell the subsidiary. Further, since the date of the second stage of the portfolio optimization plan, discussions have been underway to commence the liquidation and winding up process of the subsidiary. The liquidation process is expected to be completed within 12 months of the reporting date.

34.2.2Swvl Technologies Ltd.

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Swvl Technologies Ltd. or sell the subsidiary. Further, since the date of the second stage of the portfolio optimization plan, discussions have been underway to commence the liquidation and winding up process of the subsidiary. The liquidation process is expected to be completed within 12 months of the reporting date.

34.2.3Smart Way Transportation LLC

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Smart Way Transportation LLC or sell the subsidiary. Further, since the date of the second stage of the portfolio optimization plan, discussions have been underway to commence the liquidation and winding up process of the subsidiary. The liquidation process is expected to be completed within 12 months of the reporting date.

34.2.4Swvl MY For Information Technology SDN BHD

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Swvl MY For Information Technology SDN BHD or sell the subsidiary. Further, since the date of the second stage of the portfolio optimization plan, discussions have been underway to commence the liquidation and winding up process of the subsidiary. The liquidation process is expected to be completed within 12 months of the reporting date.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

34Discontinued operations (continued)

34.2.5Viapool Inc.

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Viapool Inc. or sell the subsidiary. Further, since the date of the second stage of the portfolio optimization plan, discussions have been underway to commence the liquidation and winding up process of the subsidiary. The liquidation process is expected to be completed within 12 months of the reporting date.

34.2.6Swvl Germany GmbH

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Door2Door GmbH or sell the subsidiary. Further, since the date of the second stage of the portfolio optimization plan, discussions have been underway to commence the liquidation and winding up process of the subsidiary. The liquidation process is expected to be completed within 12 months of the reporting date.

35Recapitalization costs

The difference in the fair value of the shares issued by the Group, the accounting acquirer, and the fair value of the SPAC’s, accounting acquiree’s, identifiable net assets represent a service received by the accounting acquirer. This difference is considered as cost of listing (recapitalization) and recorded in the consolidated statement of profit or loss.

During the year, the Group incurred certain expenses as a result of the SPAC transaction. The following table displays the calculation of the listing costs recognized during the year:

	Number of
	shares/warrants	At Closing Date
		USD
Net deficit from SPAC transferred to the Group	—	18,532,095

SPAC ordinary shares outstanding	34,500,000	—
SPAC ordinary shares redeemed	(29,175,999)	—
Remaining Class A Ordinary Shares	5,324,001	—
SPAC Class B Sponsor Shares	8,625,000	—
Total shares issued to SPAC	13,949,001	—

Diluted share price at Closing Date	8.68	—
Total value transferred to the SPAC	—	121,077,329
Recapitalization costs	—	139,609,424

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

36Reclassifications

Certain comparative figures have been reclassified in order to conform to the current year’s presentation. The table below summarizes the significant reclassification for the line items affected in the consolidated statement of financial position and consolidated statement of comprehensive income:

	As previously reported	Reclassification	As reclassified
	USD	USD	USD
Consolidated statement of financial position
Share capital	(88,881,717)	88,873,188	(8,529)
Share premium	—	(88,873,188)	(88,873,188)
Accounts payable, accruals and other payables	(23,606,454)	3,618,902	(19,987,552)
Deferred purchase price	—	(3,618,902)	(3,618,902)

Consolidated statement of comprehensive income
Revenue	38,345,253	(12,781,308)	25,563,945
Cost of sales	(48,923,203)	17,573,224	(31,349,979)
General and administrative expenses	(74,718,946)	5,689,439	(69,029,507)
Selling and marketing costs	(13,715,238)	1,524,249	(12,190,989)
Provision for expected credit losses	(1,327,104)	225,490	(1,101,614)
Other expenses	(177,067)	176,260	(807)
Finance income	182,176	(55,727)	126,449
Loss for the year from discontinued operations	—	(12,399,838)	(12,399,838)
Finance cost	(45,873,304)	44,378,611	(1,494,693)
Change in fair value of financial liabilities	—	(44,330,400)	(44,330,400)

The reclassifications in the consolidated statement of comprehensive income pertain to presenting the results of discontinued operations separately to conform to the current year’s presentation.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2022 and 2021 (continued)

37Subsequent events

37.1Discontinued operations

Following the second stage of the portfolio optimization plan on 18 November 2022 (Note 34), the Group’s shareholders approved the sale and discontinuation of operations for a number of the Group’s subsidiaries. The details of the transactions, along with the relevant subsequent events, are outlined in Note 34.

37.2Stock split

On 4 January 2023, the Group restructured its share capital structure through combining existing shares as detailed in Note 13.

37.3Group creditor settlement

Throughout 2023, the Group entered into settlement agreements with a significant number of creditors. These agreements release the Group of a significant portion of creditor balances, mainly associated with the SPAC transaction, as of the reporting period by discounting a portion of the liability. These agreements resulted in discounts amounting to approximately USD 18.7 million that are contingent on the Group's immediate settlement of these outstanding balances upon the closing date of the agreements. Subsequently, the Group abided by the terms of these agreements and settled the outstanding balances at the respective closing date of each agreement.

37.4Sale of Urbvan Mobility Ltd

Following the second stage of the portfolio optimization plan (Note 34), the Group focused on developing Urbvan Mobility Ltd and its operations. No sale discussions took place between the second stage of the portfolio optimization plan and the consolidated financial statements’ reporting date with the subsidiary being a part of the Group’s main entities during that period.

As a mean to refinance the Group, formal discussions with potential sellers for the subsidiary took place only after the reporting period with no intention to sell the subsidiary before the reporting date. The sale was closed and control was transferred to the buyer subsequently in September 2023 for a total sale consideration of $ 12,000,000 ($9,900,000 net of all selling costs).

Management has performed an assessment of the presentation and disclosure of the subsidiary in light of the transaction under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. Since the conditions for discontinued operations were only met subsequently in 2023 and the standard prohibits retroactive classification of an operation as a discontinued operation, when the criteria for that classification are not met until after the reporting period, the subsidiary is not presented as a discontinued operation in the consolidated financial statements.

37.5Sale of Voltlines B.V

In January 2023, the Group finalized sale of Voltlines B.V for an amount of $ 5,000,000, which was used to settle the deferred purchase price owed to the original shareholders of the subsidiary.

37.6Sale of Swvl Pakistan (Private) Ltd.

In April 2023, the Group finalized sale of Swvl Pakistan (Private) Ltd. for an amount of $ 20,000.

37.7Sale of Shotl Transportation, S.L.

In February 2023, the Group finalized sale of Shotl Transportation, S.L. for an amount of $ 377,829, which was used to settle a portion of the deferred purchase price owed to the original shareholders of the subsidiary.