Form 20-F/A
period 2022-12-31
Swvl Holdings Corp
filed 2023-10-31
CIK 1875609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

SWVL HOLDINGS CORP

i

Explanatory Note

This Amendment No. 1 to the annual report on Form 20-F of Swvl Holdings Corp amends the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Original 20-F”), which was filed with the U.S. Securities and Exchange Commission on October 30, 2023. The Company is filing this Amendment No. 1 solely to amend certain immaterial edits to the financial statements, as well as furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

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

Change in fair value of employee share based scheme reserve

	Year Ended December 31
			FY 2021 -FY 2022
($million)	2022	2021	% Change
Change in fair value of employee shared based scheme reserve	36.15	0	*

* Percentage not meaningful

Change in fair value of employee share based scheme reserve for FY 2022 was approximately a gain of $36.15 million. This was primarily attributable to the decline in share price during the year and passage of time which has impacted the value and exercise probability of such awards.

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

Reconciliation from Loss for the Year to Adjusted EBITDA

	Year Ended December 31
($million)	2022	2021
Loss for the year from continuing operations	(100.96)	(129.09)
Add: Depreciation of property and equipment	0.49	129.09
Add: Depreciation of right-of-use assets	0.95	0.41
Add: Amortization of intangible assets	1.35	0.02
Add: Provision for employees’ end of service benefits	(0.18)	0.71
Add/Less: Employee share scheme charges	(36.15)	33.6
Add: Impairment of financial assets	10.00	0.00
Add: Impairment of assets	(36.15)	0.00
Add: Recapitalization cost	139.61	0.00
Add: Finance income and costs, net	0.55	(3.23)
Add/Less: Change in fair value of financial liabilities	(109.72)	44.33
Less: Tax	(3.23)	(4.72)
Adjusted EBITDA	(51.03)	(57.85)

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

2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to the Form 20-F filed on October 30, 2023).

4.1	Business Combination Agreement (incorporated by reference to Annex A-1 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.2	First Amendment to the Business Combination Agreement (incorporated by reference to Annex A-2 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.3	Second Amendment to the Business Combination Agreement (incorporated by reference to Annex A-3 to the Form F-4 filed on March 11, 2022 (File no. 333-259800)).

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

4.29

Sale and Purchase Agreement, dated January 6, 2023, by and between Mohamad Ali Al Halabi, Khaleej 1 Ltd, HEDEF ARAÇ KİRALAMA VE SERVİS A.Ş., March Holding Limited, Stichting DAI & Members, Stichting Turkish Investors, Stichting MEVP Investors, Lill CVC SAPI de CV, Wamda Seed Limited, Stichting Volt Lines ESOP, Commoditynet Holding B.V., WSH Ltd., Southeast Europe Equity Fund II, LP, Swvl Global FZE, Swvl Inc. and Volt Lines B.V. (incorporated by reference to Exhibit 4.29 to the Form 20-F filed on October 30, 2023).

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

4.31	Sale and Purchase Agreement, dated September 6, 2023, by and among Kolors, Inc. and Urbvan Mobility Limited (incorporated by reference to Exhibit 4.31 to the Form 20-F filed on October 30, 2023).

4.32

Employment Agreement, dated December 15, 2021, by and among Abdullah Mansour and Swvl For Smart Transport Applications and Services (incorporated by reference to Exhibit 4.32 to the Form 20-F filed on October 30, 2023).

4.33	Share Acquisition Agreement, dated April 15, 2023, by and among Danish Elahi and Swvl Pakistan (Pvt.) Ltd. (incorporated by reference to Exhibit 4.33 to the Form 20-F filed on October 30, 2023).

8.1	List of Subsidiaries of Swvl Holdings Corp (incorporated by reference to Exhibit 8.1 to the Form 20-F filed on October 30, 2023).

12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer.

13.1*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer.

13.2*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer.

101.INS	XBRL Instance Document

101.SCH	XBRLTaxonomy Extension Schema Document

101.CAL	XBRLTaxonomy Extension Calculation Linkbase Document

101.DEF	XBRLTaxonomy Extension Definition Linkbase Document

101.LAB	XBRLTaxonomy Extension Label Linkbase Document

101.PRE	XBRLTaxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).

* Filed herewith

† Indicates a management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SWVL HOLDINGS CORP

October 31, 2023	By:	/s/ Mostafa Kandil
		Name:	Mostafa Kandil
		Title:	Chief Executive Officer

Swvl Holdings Corp and its subsidiaries

Consolidated financial statements

as of December 31 2022

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

We have served as the Group’s auditor since 2020.

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

Swvl Holdings Corp and its subsidiaries

Consolidated statement of changes in equity - As of 31 December 2022

(All amounts are shown in USD unless otherwise stated)

								Equity/(deficit)
					Reserve for			attributable to
				Share-based	disposal	Foreign currency		equity holders of
		Share	Share	compensation	group held	translation	Accumulated	the Parent	Non-controlling	Total
	Note	capital	premium	reserve	for sale	reserve	losses	Company	interests	equity/(deficit)
As at January 1, 2020 (recast)		7,477	62,496,668	489,297	—	1,168,808	(44,924,921)	19,237,329	—	19,237,329

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	(29,725,202)	(29,725,202)	—	(29,725,202)
Other comprehensive loss for the year		—	—	—	—	(308,434)	—	(308,434)	—	(308,434)
						(308,434)	(29,725,202)	(30,033,636)	—	(30,033,636)

Issuance of shares		1,052	26,376,520	—	—	—	—	26,377,572	—	26,377,572
Employee share scheme reserve	14	—	—	2,828,995	—	—	—	2,828,995	—	2,828,995
		1,052	26,376,520	2,828,995	—	—	—	29,206,567	—	29,206,567

As at December 31, 2020 (recast)		8,529	88,873,188	3,318,292	—	860,374	(74,650,123)	18,410,260	—	18,410,260

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	(141,416,132)	(141,416,132)	(73,265)	(141,489,397)
Other comprehensive loss for the year		—	—	—	—	(409,511)	—	(409,511)	—	(409,511)
		—	—	—	—	(409,511)	(141,416,132)	(141,825,643)	(73,265)	(141,898,908)

Acquisition of a subsidiary		—	—	—	—	—	—	—	139,643	139,643
Employee share scheme reserve	14	—	—	33,611,231	—	—	—	33,611,231	—	33,611,231
		—	—	33,611,231	—	—	—	33,611,231	139,643	33,750,874

As at December 31, 2021 (recast)		8,529	88,873,188	36,929,523	—	450,863	(216,066,255)	(89,804,152)	66,378	(89,737,774)

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	(116,496,525)	(116,496,525)	(7,082,923)	(123,579,448)
Other comprehensive loss for the year		—	—	—	—	(5,290,594)	—	(5,290,594)	—	(5,290,594)
		—	—	—	—	(5,290,594)	(116,496,525)	(121,787,119)	(7,082,923)	(128,870,042)

Issuance of shares	13	1,970	31,887,125	—	—	—	—	31,889,095	—	31,889,095
Issuance of shares to PIPE Investors	13	397	39,663,603	—	—	—	—	39,664,000	—	39,664,000
Issuance of shares to SPAC shareholders	13	1,395	—	—	—	—	—	1,395	—	1,395
Conversion of convertible notes	13	1,612	145,952,505	—	—	—	—	145,954,117	—	145,954,117
Recapitalizations costs	13	—	121,077,329	—	—	—	—	121,077,329	—	121,077,329
Costs attributable to the issuance of shares in connection with the business combination	13	—	(8,467,766)	—	—	—	—	(8,467,766)	—	(8,467,766)
Fair value of shares earnouts	13	—	(75,550,455)	—	—	—	—	(75,550,455)	—	(75,550,455)
Acquisition of a subsidiary	13	—	—	—	—	—	—	—	2,825,151	2,825,151
Share-based compensation reversal	14	—	—	(36,155,857)	—	—	—	(36,155,857)	—	(36,155,857)
Discontinued operations	34	—	—	—	(492,474)	492,474	—	—	—	—
		5,374	254,562,341	(36,155,857)	(492,474)	492,474	—	218,411,858	2,825,151	221,237,009

As at December 31, 2022		13,903	343,435,529	773,666	(492,474)	(4,347,257)	(332,562,780)	6,820,587	(4,191,394)	2,629,193

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Consolidated statement of cash flows - for the year ended 31 December

(All amounts are shown in USD unless otherwise stated)

	Note	2022	2021	2020
Loss before tax from continued operations		(104,184,043)	(133,807,595)	(24,048,609)
Loss before tax from discontinued operations		(22,620,656)	(12,399,838)	(8,832,297)
Loss for the year before tax		(126,804,699)	(146,207,433)	(32,880,906)

Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property and equipment	5	604,304	182,402	123,603
Depreciation of right-of-use assets	20.1	1,216,495	541,218	363,809
Amortization of intangible assets	6	2,455,243	15,963	—
Provision for expected credit losses	10	1,184,542	1,327,104	728,856
Gain on recognition of sublease receivable		(87,026)	—	—
Sublease income	20.2	(8,340)	—	—
Provision for employees’ end of service benefits, net of reversals		(171,447)	704,614	164,511
Finance cost	28	3,777,291	1,494,693	—
Listing costs		139,609,424	—	—
Change in fair value of deferred purchase price		(31,844,346)	—	—
Change in fair value of financial liabilities		(109,720,648)	44,330,400	—
Impairment of assets		46,381,441	—	—
Impairment of financial assets		10,000,880	—	—
Employee share-based payments (reversals)/charges	14	(36,155,857)	33,611,231	2,828,995
		(99,562,743)	(63,999,808)	(28,671,132)
Changes in working capital:
Trade and other receivables		(11,911,125)	(4,825,451)	(1,791,335)
Prepaid expenses and other current assets		(2,584,987)	(868,620)	(60,758)
Accounts payable, accruals and other payables		(3,559,461)	8,164,376	(257,751)
Current tax liabilities		793,105	(635,821)	271,219
Due from related parties		—	36,091	(36,091)
		(116,825,211)	(62,129,233)	(30,545,848)
Payment of employees’ end of service benefits		(635,314)	(5,507)	—
Net cash flows used in operating activities		(117,460,525)	(62,134,740)	(30,545,848)

Cash flows from an investing activity
Purchase of property and equipment	5	(817,586)	(319,471)	(212,985)
Purchase of financial assets	8	—	(10,000,880)	—
Payment for acquisition of subsidiary, net of cash acquired	7	(743,292)	(823,446)	—
Sublease rentals received	20.2	138,410	—	—
Purchase of financial assets		(5,000,010)	—	—
Payment of software development costs	6	(1,666,934)	(2,222)	—
Net cash flows used in investing activities		(8,089,412)	(11,146,019)	(212,985)

Cash flows from financing activities
Proceeds from issuance of share capital		60,787,038	—	26,377,572
Proceeds from issuance of convertible notes		26,336,000	73,206,415	—
Proceed from PIPE subscription		39,664,000	—	—
Payments of external loan		(134,830)	—	—
Repayment of loan from related party		(195,270)	—	—
Repayment of convertible note		—	—	—
Finance cost paid		(543,432)	(2,653)	—
Finance lease liabilities paid, net of accretion	20.3	(1,063,074)	(482,389)	(335,694)
Net cash flows from financing activities		124,850,432	72,721,373	26,041,878

Net decrease in cash and cash equivalents		(699,505)	(559,386)	(4,716,955)
Cash and cash equivalents at the beginning of the year		9,529,723	10,348,732	15,332,928
Effects of exchange rate changes on cash and cash equivalents		(6,133,942)	(259,623)	(267,241)
Cash and cash equivalents at the end of the year	12	2,696,276	9,529,723	10,348,732
Non-cash financing and investing activities:
Issuance of shares during the year		3,432,493	—	—
Fair value of shares earnouts		(75,550,455)	—	—
Acquisitions of non-controlling interests		(3,036,641)	—	—
Costs attributable to the issuance of shares		8,467,766	—	—
Conversion of convertible notes		145,952,505	—	—
Property and equipment additions through acquisition of business		(586,452)	—	—
Intangible assets additions through acquisition of business		(20,580,000)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

In September 2023, the Group finalized the sale of Urbvan Mobility Ltd. for an amount of $ 12,000,000 ($9,600,000 net of selling costs) which was used to settle the Group’s liabilities and supporting the continuing operations’ growth. Further, throughout 2023, management has entered into a number of settlement agreements with the Group’s creditors. These agreements discharge the Group from a portion of the liabilities owed to the creditors. Those settlement agreements have further contributed to strengthening the Group’s financial position throughout 2023 (Note 37).

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

3	Financial risk management objectives and policies (continued)

3.1Market risk (continued)

3.1.2Currency risk (continued)

Sensitivity analysis

A 10% strengthening/weakening of the following currency against USD currency at 31 December would have increased/decreased financial instruments by USD equivalent amounts shown below:

	At 31 December
	2022	2021	2020
	USD	USD	USD
MXN to USD	525,816	—	—
EGP to USD	471,056	92,200	311,602
EUR to USD	329,551	77,070	—
ARS to USD	209,497	—	—
TRY to USD	75,661	—	—
KES to USD	35,975	29,966	8,901
PKR to USD	7,113	66,060	45,069
MYR to USD	1,069	12,942	—
Pre-tax impact	1,655,738	278,238	365,572

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

Management has performed an impairment assessment of intangible assets as of 31 December 2022. As a result, an impairment of USD 8,221,754 has been charged to the consolidated statement of comprehensive loss. A charge of USD 6,721,513 is related to discontinued operations. The details and circumstances of the subsidiaries’ asset assessment are outlined in Note 34. A charge of USD 1,500,241 is related to continuing operations. This impairment is related to internally generated software that was developed and intended to be used in one of the exited locations. Pursuant to the exit, management deemed the asset to be non-recoverable.

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022 (continued)

7Business combinations and goodwill (continued)

(v) Shotl (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022 (continued)

12	Cash and cash equivalents (continued)

For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	At 31 December
	2022	2021	2020
	USD	USD	USD
Cash at banks and on hand attributable to continued operations	1,538,347	9,529,723	10,348,732
Cash at banks and on hand attributable to discontinued operations (Note 34)	1,157,929	—	—
	2,696,276	9,529,723	10,348,732

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

a.Authorised and issued share capital prior to the transaction (recast)

	At 31 December 2020 (recast)
	Authorised	Issued
Common A shares	22,649,444	19,125,190
Common B shares	5,943,214	833,500
Class A shares	8,387,844	8,387,844
Class B shares	11,711,272	11,711,272
Class C shares	12,360,556	12,360,556
Class D shares	22,345,941	22,345,941
Class D-1 shares	10,524,441	10,524,441
	93,922,712	85,288,744

	At 31 December 2021 (recast)
	Authorised	Issued
Common A shares	22,649,444	19,125,190
Common B shares	5,943,214	833,500
Class A shares	8,387,844	8,387,844
Class B shares	11,711,272	11,711,272
Class C shares	12,360,556	12,360,556
Class D shares	22,345,941	22,345,941
Class D-1 shares	10,524,441	10,524,441
	93,922,712	85,288,744

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022 (continued)

13Share capital (continued)

The below table represents the recast components of share premium balance as of 31 December 2020 and 31 December 2021:

Share Premium
Issuance of shares to Swvl Inc. shareholders as of 31 December 2020	88,873,188
Issuance of shares to Swvl Inc. shareholders as of 31 December 2021	88,873,188

The below table summarizes the recasted number of shares and share capital outstanding as of 31 December 2020 and 31 December 2021:

	At 31 December 2020 (recast)
	Number	Share
	of shares	capital
Issuance of shares to Swvl Inc. shareholders	85,288,744	8,529
	85,288,744	8,529

	At 31 December 2021 (recast)
	Number	Share
	of shares	capital
Issuance of shares to Swvl Inc. shareholders	85,288,744	8,529
	85,288,744	8,529

b.Authorised and issued share capital after the transaction

	At 31 December 2022
	Authorised	Issued
Class A ordinary shares	500,000,000	139,026,084
Preferred shares	55,000,000	—
	555,000,000	139,026,084

Each Class A Ordinary share has a par value of $0.0001.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022 (continued)

13Share capital (continued)

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

c.Share premium

The below table represents the components of share premium balance as of 31 December 2022:

At 31 December 2022
Share Premium
Issuance of shares to Swvl Inc. shareholders	88,873,188
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs (Note 35)	121,077,329
Other shares issued during the year	31,887,125
427,453,750
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of shares earnouts	(75,550,455)
343,435,529

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022 (continued)

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

The below table sets out the Group’s share structure as though the restructuring took effect retroactively during the year ended 31 December 2022:

	At 31 December 2022
	Authorised	Issued
Class A ordinary shares	20,000,000	5,561,043
Preferred shares	55,000,000	—
	75,000,000	5,561,043

	At 31 December 2022
	Number	Share
	of shares	capital
Issuance of shares to Swvl Inc. shareholders	3,411,600	8,529
Issuance of shares to SPAC shareholders	557,960	1,395
Conversion of convertible notes	645,018	1,612
Issuance of shares to PIPE investors	158,656	397
Other shares issued during the year	787,809	1,970
	5,561,043	13,903

At 31 December 2022
Share Premium
Issuance of shares to Swvl Inc. shareholders	88,873,188
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs (Note 35)	121,077,329
Other shares issued during the year	31,887,125
427,453,750
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
343,435,529

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022 (continued)

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

	2022		2021		2020
	Average
	exercise		Average		Average
	price per		exercise		exercise
	share	Number of	price per	Number of	price per	Number of
	option	options	share option	options	share option	options
	USD		USD		USD
At 1 January	1.609	8,514,500	2.300	4,466,470	1.460	2,908,189
Granted during the year	6.710	5,324,390	1.700	5,849,416	2.360	3,423,086
Exercised during the year	0.001	(986,733)	—	—	—	(833,500)
Forfeited during the year	3.948	(1,985,833)	2.008	(1,801,386)	1.960	(1,031,305)
At 31 December	3.554	10,866,324	1.609	8,514,500	2.300	4,466,470
Vested and exercisable	1.364	3,780,424	1.230	3,575,348	1.250	883,328

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022 (continued)

14	Employee share scheme reserve (continued)

Share options outstanding at the end of each year have the following expiry date and exercise prices:

	At 31 December
	2022	2021	2020
Number of options	10,866,324	8,514,500	4,466,470
Range of exercise price	$0 - $10	$0 - $3.37	$0.36- $2.50
Range of expiry dates	April 2027 – June 2036	April 2027 – September 2031	January 2030 – December 2030
Weighted average remaining contractual life (in years)	3.52	7.97	8.95

	At 31 December
Strike price	2022	2021
$0-1	2,000,665	2,793,412
$1-1.88	453,544	472,600
$1.88-2.45	899,567	1,031,273
$2.45-3.37	3,211,000	4,217,215
$6.5	60,251	—
$10	4,241,297	—

The following assumptions are used in calculating the fair values of the options:

	At 31 December
Particulars	2022	2021	2020
Expected weighted average volatility (%)	120%	50%	60%
Expected dividends (%)	0%	0%	0%
Expected term (in years)	3.52	1.25	1.25
Risk free rate (%)	4.16%	1.12%	0.10%
Market price	0.137	8.89	$2,353.6

The volatility has been measured as the standard deviation of quoted share prices of comparable peer entities over the last one year from each respective/expected grant date.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022 (continued)

15Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

The following table represents the movement of the foreign currency translation reserve during the year:

Foreign currency reserve
USD
At 1 January 2020	1,168,808
Currency translation difference	(308,434)
At 31 December 2020	860,374
Currency translation difference	(409,511)
At 31 December 2021	450,863
Currency translation difference	(5,290,594)
Reserve of disposal groups classified as held for sale (Note 34)	492,474
At 31 December 2022	(4,347,257)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

As the Group was loss-making during 2022, 2021 and 2020, potentially dilutive instruments all have an anti-dilutive impact and therefore have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding equity awards, warrants, share options and convertible loans and could potentially dilute earnings per share in the future.

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022 (continued)

34Discontinued operations (continued)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Total
Results for the year 2022
Revenue	4,548,557	15,243,597	526,001	—	3,464,525	3,881,490	1,635	7,346,255	752,801	35,764,861
Expenses	(5,495,428)	(24,027,477)	(2,363,934)	(10,064)	(6,527,783)	(5,739,771)	(24,231)	(11,185,077)	(2,761,876)	(58,135,641)
Operating loss	(946,871)	(8,783,880)	(1,837,933)	(10,064)	(3,063,258)	(1,858,281)	(22,596)	(3,838,822)	(2,009,075)	(22,370,780)

Finance income/(costs)	(64,355)	(6,087)	(29,402)	1,441	(35,038)	(2,617)	—	(19,488)	(447,499)	(603,045)
Deferred tax gains	—	—	401,428	—	—	—	—	(48,259)	—	353,169
Loss from discontinued operations	(1,011,226)	(8,789,967)	(1,465,907)	(8,623)	(3,098,296)	(1,860,898)	(22,596)	(3,906,569)	(2,456,574)	(22,620,656)

Assets
Property and equipment	115,310	—	—	—	—	—	—	—	—	115,310
Intangible assets	2,024,065	—	—	—	—	—	—	—	—	2,024,065
Right-of-use assets	576,299	—	—	—	—	—	—	—	—	576,299
Trade and other receivables	690,241	516,017	—	—	133,890	—	—	—	—	1,340,148
Prepaid expenses and other current assets	65,347	—	—	—	—	—	—	—	—	65,347
Cash and cash equivalents	886,450	124,763	—	24,638	35,031	84,862	2,185	—	—	1,157,929
Assets classified as held for sale	4,357,712	640,780	—	24,638	168,921	84,862	2,185	—	—	5,279,098

Liabilities
Interest-bearing loans	407,615	—	318,765	—	—	—	—	—	1,256,513	1,982,893
Lease liability	628,845	—	—	—	—	—	—	—	—	628,845
Accounts payable, accruals and other payables	816,547	569,646	183,969	51,489	501,822	460,595	12,876	2,094,972	1,078,013	5,769,929
Loans from a related party	—	—	458,241	—	—	—	—	—	—	458,241
Liabilities directly associated with assets classified as held for sale	1,853,007	569,646	960,975	51,489	501,822	460,595	12,876	2,094,972	2,334,526	8,839,908
Net assets directly associated with assets classified as held for sale	2,504,705	71,134	(960,975)	(26,851)	(332,901)	(375,733)	(10,691)	(2,094,972)	(2,334,526)	(3,560,810)

Amounts included in accumulated OCI	—	272,146	(565)	146,839	132,024	—	151	—	—	550,595
Exchange differences on translation of foreign operations	(103,808)	(221,020)	(1,590,502)	(243,734)	55,097	—	5,761	420,034	635,103	(1,043,069)
Reserve of disposal group classified as held for sale	(103,808)	51,126	(1,591,067)	(96,895)	187,121	—	5,912	420,034	635,103	(492,474)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022 (continued)

34Discontinued operations (continued)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Total
Operating	60,959	53,629	183,969	51,489	367,932	460,595	12,876	2,094,972	1,078,013	4,364,434
Investing	(62,764)	—	—	—	—	—	—	—	—	(62,764)
Financing	407,615	—	777,006	—	—	—	—	—	1,256,513	2,441,134
Net cash inflow	405,810	53,629	960,975	51,489	367,932	460,595	12,876	2,094,972	2,334,526	6,742,804
Earnings per share
Basic, loss for the year from discontinued operations	—	—	—	—	—	—	—	—	—	(0.13)
Diluted, loss for the year from discontinued operations	—	—	—	—	—	—	—	—	—	(0.13)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Total
Results for the year 2021
Revenue	—	10,391,287	148,535	—	1,873,051	367,073	1,362	—	—	12,781,308
Expenses	—	(18,041,905)	(361,176)	(79,336)	(5,890,665)	(791,103)	(24,477)	—	—	(25,188,662)
Operating loss	—	(7,650,618)	(212,641)	(79,336)	(4,017,614)	(424,030)	(23,115)	—	—	(12,407,354)

Finance income/(costs)	—	(14,695)	49,829	3,245	(30,863)	—	—	—	—	7,516
Loss from discontinued operations	—	(7,665,313)	(162,812)	(76,091)	(4,048,477)	(424,030)	(23,115)	—	—	(12,399,838)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Total

Operating	—	758,461	(22,637)	(238,797)	(212,449)	(146,976)	(1,356)	—	—	136,246
Investing	—	(7,523)	(998,920)	—	(316,771)	—	—	—	—	(1,323,214)
Financing	—	—	876,749	—	—	—	—	—	—	876,749
Net cash inflow	—	750,938	(144,808)	(238,797)	(529,220)	(146,976)	(1,356)	—	—	(310,219)
Earnings per share
Basic, loss for the year from discontinued operations	—	—	—	—	—	—	—	—	—	(0.14)
Diluted, loss for the year from discontinued operations	—	—	—	—	—	—	—	—	—	(0.14)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2022 (continued)

34Discontinued operations (continued)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Total
Results for the year 2020
Revenue	—	1,502,884	—	514,253	310,403	—	—	—	—	2,327,540
Expenses	—	(6,569,804)	—	(4,147,697)	(423,354)	—	—	—	—	(11,140,855)
Operating loss	—	(5,066,920)	—	(3,633,444)	(112,951)	—	—	—	—	(8,813,315)

Finance income/(costs)	—	(15,548)	—	(3,434)	—	—	—	—	—	(18,982)
Loss from discontinued operations	—	(5,082,468)	—	(3,636,878)	(112,951)	—	—	—	—	(8,832,297)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Total

Operating	—	(1,137,133)	—	(199,777)	(950,487)	—	—	—	—	(2,287,397)
Investing	—	29,336	—	-	(640,559)	—	—	—	—	(611,223)
Net cash inflow	—	(1,107,797)	—	(199,777)	(1,591,046)	—	—	—	—	(2,898,620)
Earnings per share
Basic, loss for the year from discontinued operations										(0.11)
Diluted, loss for the year from discontinued operations										(0.11)

34.1Subsidiaries held for sale

34.1.1	Volt Line BV

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

as of 31 December 2022 (continued)

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

As a mean to refinance the Group, formal discussions with potential sellers for the subsidiary took place only after the reporting period with no intention to sell the subsidiary before the reporting date. The sale was closed and control was transferred to the buyer subsequently in September 2023 for a total sale consideration of $ 12 million ($9.6 million net of all selling costs).

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

37.5Sale of Voltlines B.V

In January 2023, the Group finalized sale of Voltlines B.V for an amount of $ 5 million, which was used to settle the deferred purchase price owed to the original shareholders of the subsidiary.

37.6Sale of Swvl Pakistan (Private) Ltd.

In April 2023, the Group finalized sale of Swvl Pakistan (Private) Ltd. for an amount of $ 0.02 million.

37.7Sale of Shotl Transportation, S.L.

In February 2023, the Group finalized sale of Shotl Transportation, S.L. for an amount of $ 0.378 million, which was used to settle a portion of the deferred purchase price owed to the original shareholders of the subsidiary.