Form 20-F
period 2023-12-31
Swvl Holdings Corp
filed 2024-04-30
CIK 1875609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Outstanding as of December 31, 2023: 6,791,605 Class A Ordinary Share and 697,330 warrants.

Outstanding as of April 30, 2024: 6,791,605 Class A Ordinary Shares and 697,330 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, anon-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Unless otherwise stated or the context otherwise requires, for the purposes of this annual report on Form 20-F (“Report”), “Swvl”, “we”, “us”, “our”, or the “Company” refer to the business of Holdings and its subsidiaries.

In addition, on January 25, 2023, Swvl implemented a one-for-25 reverse stock split of its Ordinary Shares. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to in this Report give effect to the reverse stock split.

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

D.Risk Factors

Summary

An investment in our securities involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

●	Swvl’s limited operating history and rapidly evolving business make it particularly difficult to evaluate Swvl’s prospects and the risks and challenges Swvl may encounter.
●	Swvl faces competition and could lose market share to competitors, which could adversely affect Swvl’s business, financial condition and operating results.
●	The mass transit ridesharing market is still in relatively early stages of growth and if the market does not continue to grow, grows more slowly than Swvl expects or fails to grow as large as Swvl expects, Swvl’s business, financial condition and operating results could be adversely affected.
●	If Swvl fails to cost-effectively attract and retain qualified drivers to use its platform, or to increase utilization of Swvl’s platform by Swvl’s currently contracted drivers, Swvl’s business, financial condition and operating results could be harmed.
●	If Swvl fails to cost-effectively attract and retain new riders or to increase utilization of its platform by existing riders, Swvl’s business, financial condition and operating results could be harmed.

●	Swvl depends on its key personnel and other highly skilled personnel, and if Swvl fails to attract, retain, motivate or integrate its personnel, Swvl’s business, financial condition and operating results could be adversely affected.
●	Swvl’s reputation, brand and the network effects among the drivers and riders using Swvl’s platform are important to its success, and if Swvl is not able to maintain and continue developing its reputation, brand and network effects, its business, financial condition and operating results could be adversely affected, and the recent market exits might impact the reputation and brand for Swvl in the markets they operated in with their original brand name and was exited later.
●	Swvl’s company culture has contributed to its success and if Swvl cannot maintain this culture as it grows, its business, financial condition and operating results could be harmed.
●	Swvl’s growth strategy will subject it to additional costs, including a potential expansion in the U.S and the UK, compliance requirements and risks, and Swvl’s expansion plans may not be successful.
●	Swvl has not historically maintained insurance coverage for its operations. Swvl may not be able to mitigate the risks facing its business and could incur significant uninsured losses, which could adversely affect its business, financial condition and operating results.
●	There is no guaranty that we will be able to generate the revenue necessary to support our cost structure or obtain the level of financing necessary for our operations.
●	Any actual or perceived security or privacy breach could interrupt Swvl’s operations and adversely affect its reputation, brand, business, financial condition and operating results. Swvl has previously experienced a data breach that resulted in the exposure of its customers’ personal information.
●	If Swvl fails to effectively predict rider demand, to set pricing and routing accordingly or to run routes that are consistent with the availability of drivers using its platform, Swvl’s business, financial condition and operating results could be adversely affected.
●	If Swvl is not able to successfully develop new offerings on its platform and enhance its existing offerings, Swvl’s business, financial condition and operating results could be adversely affected.
●	Swvl’s metrics and estimates, including the key metrics included in this Report, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm Swvl’s reputation and negatively affect Swvl’s business, financial condition and operating results.
●	Any failure to offer high-quality user support may harm Swvl’s relationships with users and could adversely affect Swvl’s reputation, brand, business, financial condition, and operating results.
●	Systems failures and resulting interruptions in the availability of Swvl’s website, applications, platform, or offerings could adversely affect Swvl’s business, financial condition, and operating results.
●	Swvl has identified material weaknesses in its internal control over financial reporting. If for any reason Swvl is unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, Swvl’s ability to produce accurate and timely consolidated financial statements may be impaired, which may harm Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl
●	Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and operating results.

●	As Swvl expands its offerings, it may become subject to additional laws and regulations, and any actual or perceived failure by Swvl to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect Swvl’s business, financial condition, and operating results.
●	Failure to protect or enforce Swvl’s intellectual property rights could harm Swvl’s business, financial condition and operating results.
●	Claims by others that Swvl infringed their proprietary technology or other intellectual property rights could harm Swvl’s business, financial condition and operating results.
●	Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by Swvl to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect Swvl’s business.
●	Swvl’s business would be adversely affected if the drivers using its platform were classified as employees.
●	Swvl may not be able to maintain the listing of its securities on Nasdaq.
●	Swvl’s management team has limited experience managing a public company, which may result in difficulty adequately operating and growing Swvl’s business.
●	Swvl is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Swvl Securities less attractive to investors. As a foreign private issuer, Swvl is not subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	The other risks and uncertainties are discussed in this “Risk Factors” section.

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

If Swvl fails to address the risks and difficulties that it faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, Swvl’s business, financial condition and operating results could be adversely affected. Further, because Swvl has limited historical financial data, operates in a rapidly evolving market and its growth strategy is premised on international expansion, including potentially in the U.S and the UK any predictions about Swvl’s future revenue and expenses may not be as accurate as they would be if Swvl had a longer operating history or operated in a more predictable market. If Swvl’s assumptions regarding these risks and uncertainties, which Swvl uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, Swvl’s operating results could differ materially from its expectations and Swvl’s business, financial condition and operating results could be adversely affected.

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

Swvl also faces competition from other traditional transportation companies in regard of their business-to-business offerings in addition to other ridesharing companies and car hire and taxi companies. The ridesharing market in particular is intensely competitive and is characterized by rapid changes in technology, shifting rider needs and preferences and frequent introductions of new services and offerings. Swvl expects competition to increase, both from existing competitors and new entrants in the markets in which Swvl operates or plans to operate, and such competitors may be well-established and enjoy greater resources or other strategic advantages. If Swvl is unable to anticipate or successfully react to these competitive challenges in a timely manner, Swvl’s competitive position could weaken, or fail to improve, and Swvl could experience a decline in revenue or growth stagnation that could adversely affect Swvl’s business, financial condition and operating results.

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

Post COVID-19, the mass transit ridesharing market was growing, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow. Swvl’s success depends to a substantial extent on the willingness of people to widely adopt mass transit ridesharing. If the public does not perceive Swvl’s offerings as beneficial, or chooses not to adopt them as a result of concerns regarding public health or safety, affordability or for other reasons, then the market for Swvl’s offerings may not further develop, may develop more slowly than Swvl expects or may not achieve the growth potential Swvl expects. Any of the foregoing risks and challenges could adversely affect Swvl’s business, financial condition and operating results.

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

The incentives Swvl provides to attract drivers could fail to attract and retain qualified drivers to use its platform or fail to increase utilization of its platform by existing drivers or could have other unintended adverse consequences. In addition, changes in certain laws and regulations, labor and employment laws, licensing requirements or background check requirements, may result in a shift or decrease in the pool of qualified drivers, which may result in increased competition for the services of qualified drivers or higher costs of recruitment, operation and retention with respect to drivers providing services through the Swvl platform. Other factors outside of Swvl’s control, such as the COVID-19 pandemic or other concerns about personal health and safety, or concerns about the availability of government or other assistance programs if drivers continue to drive using Swvl’s platform, may also reduce the number of drivers available through Swvl’s platform or utilization of Swvl’s platform by drivers, or impact Swvl’s ability to attract new drivers to use its platform. If Swvl fails to attract qualified drivers to use its platform on favorable terms, fails to increase utilization of its platform by existing drivers or loses qualified drivers using its platform to competitors, Swvl may not be able to meet the demand of riders, including maintaining competitive prices for riders, and Swvl’s business, financial condition and operating results could be adversely affected.

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

Swvl’s success depends in part on the continued service of its co-founder and Chief Executive Officer, senior management team, key technical employees and other highly skilled personnel, and on Swvl’s ability to identify, hire, develop, motivate, retain and integrate highly qualified personnel for all areas of its organization. In addition, in 2022, Swvl began to implement a portfolio optimization program (the “Portfolio Optimization Program”) to reduce costs, which included the reduction of headcount across Swvl’s business. Swvl may not be successful in attracting and retaining qualified personnel to fulfill its current or future needs. Swvl’s competitors may be successful in recruiting and hiring members of Swvl’s management team or other key employees, and it may be difficult to find suitable replacements on a timely basis, on competitive terms, or at all, particularly after Swvl began implementing its cost reduction plan. If Swvl is unable to attract and retain the necessary personnel, particularly in critical areas of its business, Swvl may not achieve its strategic goals.

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

Swvl believes that building a strong reputation and brand as a safe, reliable and affordable platform and continuing to increase the strength of the network effects among the drivers and riders using Swvl’s platform (i.e., the advantages that derive from having more drivers and riders using Swvl’s platform) are critical to its ability to attract and retain qualified drivers and riders. The successful development of Swvl’s reputation, brand and network effects depends on a number of factors, many of which are outside Swvl’s control. Negative perception of Swvl or its platform may harm Swvl’s reputation, brand and network effects, including as a result of:

●	complaints or negative publicity about Swvl or drivers or riders on its platform, its offerings or its policies and guidelines, including Swvl’s practices and policies with respect to drivers, or the ridesharing industry, even if factually incorrect or based on isolated incidents;
●	illegal, negligent, reckless or otherwise inappropriate behavior by drivers, riders or third parties;
●	a failure to offer riders competitive pricing and convenient service;
●	a failure to provide the range of routes, Dynamic Routing (as defined below), and ride types sought by riders;
●	actual or perceived inaccuracies in demand prediction and other defects or errors in Swvl’s platform;
●	actual or perceived disruptions in Swvl’s platform, site outages, payment disruptions or other incidents that impact the reliability of Swvl’s offerings;
●	failure to protect Swvl’s customer personal data, or other privacy or data security breaches;
●	litigation involving, or investigations by regulators into, Swvl’s business;
●	users’ lack of awareness of, or compliance with, Swvl’s policies;
●	Swvl’s policies or changes thereto that users or others perceive as overly restrictive, unclear or inconsistent with Swvl’s values or mission or that are not clearly articulated;
●	a failure to enforce Swvl’s policies in a manner that users perceive as effective, fair and transparent;
●	a failure to operate Swvl’s business in a way that is consistent with Swvl’s stated values and mission;
●	inadequate or unsatisfactory user support service experiences;
●	illegal or otherwise inappropriate behavior by Swvl’s management team or other employees or contractors;

●	negative responses by drivers or riders to new offerings on Swvl’s platform;
●	a failure to balance the interests of driver and riders;
●	accidents or other negative incidents involving the use of Swvl’s platform;
●	perception of Swvl’s treatment of employees or contractors and Swvl’s response to employee sentiment related to political or social causes or actions of management;
●	political or social policies or activities; or
●	any of the foregoing with respect to Swvl’s competitors, to the extent such resulting negative perception affects the public’s perception of Swvl or its industry as a whole.

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

Swvl believes that its culture, which promotes proactivity, taking ownership and putting riders and drivers first has been critical to its success. Swvl faces a number of challenges that may affect its ability to sustain its corporate culture, including:

●	failure to identify, attract, reward and retain people in leadership positions in Swvl’s organization who share and further Swvl’s culture, values and mission;
●	Swvl’s rapid growth strategy, which involves increasing the size and geographic dispersion of Swvl’s workforce;
●	shelter-in-place orders in certain jurisdictions where Swvl operates that have required many of Swvl’s employees to work remotely, as well as return to work arrangements and workplace strategies;
●	the inability to achieve adherence to Swvl’s internal policies and core values, including Swvl’s diversity, equity and inclusion practices;
●	competitive pressures to move in directions that may divert Swvl from its mission, vision and values;
●	the continued challenges of the rapidly evolving mass-transit ridesharing industry;
●	the increasing need to develop expertise in new areas of business and operate across borders;
●	potential negative perception of Swvl’s treatment of employees or Swvl’s response to employee sentiment related to political or social causes or actions of management; and
●	the integration of new personnel and businesses from potential acquisitions.

If Swvl is not able to maintain its corporate culture, Swvl’s business, financial condition and operating results could be adversely affected.

Swvl’s growth strategy will subject it to additional costs, compliance requirements and risks, and Swvl’s plans may not be successful.

Swvl intends to pursue steady growth strategy to expand its operations into new international markets, including potentially in the U.S and the UK. Swvl’s growth strategy for 2024 focuses on growth with keeping expansion cost in balance, as well as keeping a lot of operation functions centralized to help with cost management, in line with how it operated in 2023.

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

For the year ended December 31, 2023, we achieved profits of $3.06 million and reduced the negative cashflow from operations to be $9.1 million. During the year ended December 31,2022 , while we incurred losses of $123.6 million and had negative cash flows from operations of $117.67 million. We have funded our operations to date mainly through working capital cycles, and most recently from the disposition of certain assets while in 2022 the financing was dependent on equity financing.

In 2023, we revised our capital structure to be funded through working capital and cashflows generated from operations, we are profitable in the largest operating market and achieved profitability and positive cashflow for Swvl and its subsidiaries (together, the “Group”) in 2023. We started also exploring opportunities for external debt financing from banks and financial institutions to obtain funding required to continue our operations. We monitor our cash flow projections on a current basis and take active measures to accelerate the working capital cycle. However, these cash flow projections are subject to various uncertainties concerning their fulfilment such as the ability to increase revenues by attracting and expanding its customer base or reducing cost structure. If we will not succeed in generating sufficient cash flow or completing additional financing, then it will need to continue our cost reduction plan that has been started. Our transition to profitable operations is dependent on generating a level of revenue adequate to support our cost structure. We expect to fund operations using cash on hand, through operational cash flows and raising additional proceeds. There are no assurances, however, we will be able to generate the revenue necessary to support our cost structure or that we will be successful in obtaining the level of financing necessary for its operations.

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

In May 2022, the Swvl Board resolved to implement a Portfolio Optimization Plan that focused on profitability by reducing costs as well as on high margin operations. There was a reduction in headcount by 32% and operations were reduced in multiple locations. The Swvl Board continued to monitor and follow the plan implementation, which led to another additional wave of measures implemented in November 2022 that reduced headcount and completely discontinued operations in multiple locations, leaving only the locations that are cashflow positive and profitability was foreseeable in short term plans. The Company has also previously given termination notices to multiple vendors and contractors that provide services to the Group. Moreover, the implementation of the Portfolio Optimization Plan or related initiatives may have adverse consequences on our employee morale, our culture, and our ability to attract and retain employees. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute its plans and strategies, our business, financial condition, and results of operations could be adversely affected. The plan still in place to date, with more shift to growth while maintaining the profitable margins.

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

From the agreement inception on March 22, 2022 until the date of this Annual Report, the total shares sold to B. Riley were 492,707 (12,317,676 pre-reverse split) for total cash proceeds of $10,517,696 with an average share price of $26.63 post split.

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

Swvl has provided TaaS services to certain corporate customers without a written contract governing such arrangement. These non-contractual arrangements with TaaS customers made up approximately 7% and 2% of Swvl’s revenue in each of fiscal year 2021 and fiscal year 2022, while there was none in 2023 respectively. While the counterparties have performed under such arrangements without any material disputes, in the event of a dispute, the lack of a written contract could make it particularly difficult for Swvl to enforce its rights under the arrangement, if at all. During 2023, Swvl entered into definitive documentation to govern its relationships with such corporate customers and progressed in setting up internal procedures to ensure that future relationships are governed by written contractual arrangements at the outset. As a result, Swvl was able to eliminate the percentage of revenue attributable to TaaS customers without contractal arrangements over time. and operate only after getting into definitive documentation with all TAAS customers.

Swvl’s business could be adversely affected by natural disasters, public health crises, political crises, economic downturns, or other unexpected events.

A natural disaster, such as an earthquake, fire, hurricane, tornado or flood, or significant power outage, could disrupt Swvl’s operations, mobile networks, the Internet or the operations of Swvl’s third-party technology providers. In addition, any public health crises, other epidemics, political crises, such as terrorist attacks, war and other political or social instability, or other catastrophic events could adversely affect Swvl’s operations or the economy as a whole. Moreover, the likelihood of such events may increase as a result of climate change or other systemic impacts. Climate change may also put pressure on companies like Swvl that rely on hydrocarbons for their operations to reduce its carbon emissions which may result in additional costs to Swvl. The impact of such events or other disruption to Swvl or its third-party providers’ abilities could result in decreased demand for Swvl’s offerings or a disruption in the provision of Swvl’s offerings, which could adversely affect Swvl’s business, financial condition and operating results.

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

The U.S. dollar is Swvl’s financial presentation currency as a group. Swvl also derives revenues and incurs expenses in other currencies relevant to each country of operations, including Egyptian pounds and Saudi Ryals. Swvl currently operates in Egypt and Saudia Arabia Operations in Egypt are in Egyptian pounds and subject to currency devaluation as the Egyptian pounds devaluated around 74% in the period between January 2023 and the date of this Annual Report and is expected to decline further in value against the U.S. dollar. Swvl is therefore subject to foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, Swvl is exposed to the risk that, if the Egyptian pound devalue relative to the dollar, inflation rates may exceed the speed of devaluation, or that the timing of such depreciation may lag behind inflation. The dollar cost of Swvl’s operations would increase in any such event, and Swvl’s dollar-denominated operating results would be adversely affected.

In addition, during 2022, Swvl operated in hyperinflationary markets including Argentina and Turkey – markets in which Swvl is no longer operating –which as a result exposed Swvl to foreign currency exchange fluctuations during 2022 only. The Group later exited from both markets and does not currently operate in any hyperinflation economy.

Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl

Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and operating results.

During 2022 SWVL conducted the majority of its operations in Egypt, Pakistan and Kenya, and also expanded to other markets all over the world through either the acquisition of operating entities there or by organic growth. SWVL exited the markets in the majority of its locations during 2022 and subsequently in 2023, and currently operates only in Egypt and Saudi with a HQ office in Dubai, United Arab Emirates.

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

As of April 2024, Swvl has one patent pending in the U.S. Swvl has no other patent applications filed, or under examination in key global jurisdictions. Swvl’s failure to register its brand names or logos in jurisdictions in which it operates could allow competitors to register the same or similar names or logos that confuse potential consumers and/or prevent Swvl from subsequently protecting its names and logos. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of Swvl’s technology may be unenforceable under the laws of certain countries. The laws of some countries do not provide the same level of protection of intellectual property as the laws of the United States, and adequate intellectual property protection may not be available or may be limited in such countries. Swvl’s intellectual property protection and enforcement strategy is influenced by many considerations, including costs, where Swvl has business operations, where Swvl might have business operations in the future, legal protections available in a specific jurisdiction and/or other strategic considerations. As such, Swvl does not have identical or analogous intellectual property protection in all jurisdictions, which could limit Swvl’s freedom to operate as it expands into new jurisdictions. As Swvl expands its offerings into new jurisdictions, its exposure to unauthorized use, copying, transfer and disclosure of proprietary information will likely increase. Swvl may need to expend additional resources to protect, enforce or defend its intellectual property, which could harm Swvl’s business, financial condition or operating results. Swvl may also need to expend additional resources to understand and analyze the varying protections available in different jurisdictions and whether formal protection for intellectual property, such as rights in software, is available, commercially advisable and/or enforceable.

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

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own or otherwise obtained. As Swvl’s public profile grows and the number of competitors in Swvl’s markets increases, and as Swvl continues to develop new technologies and intellectual property, the possibility of intellectual property rights claims against Swvl may grow. From time to time, third parties may assert claims of infringement of intellectual property rights against Swvl. Swvl does not hold any granted patents but has one pending patent. Competitors of Swvl and others may now and in the future have significantly larger and more mature patent portfolios than Swvl has. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom Swvl’s own patents (if and when acquired) may therefore provide little or no deterrence or protection. Many potential litigants, including some of Swvl’s competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third-party, even those without merit, could cause Swvl to incur substantial costs defending against such claim, could distract management’s attention from the operation of Swvl’s business and could require Swvl to cease its use of certain intellectual property. Furthermore, because intellectual property litigation may involve a substantial amount of discovery, Swvl may risk compromising its own confidential information in the course of any such litigation. Swvl may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against Swvl, Swvl may be subject to an injunction or other restrictions that prevent Swvl from using or distributing its intellectual property, or Swvl may agree to a settlement that prevents it from distributing its offerings or a portion thereof, which could adversely affect Swvl’s business, financial condition and operating results.

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

Expansion into the European Union (“EU”) member states and the United Kingdom (“U.K.”) or marketing directed to those jurisdictions subjects Swvl and certain personal data it processes to the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”), supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance.

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

Swvl classifies the drivers that use its platform as independent contractors or as employees of third parties in certain of the jurisdictions in which Swvl currently operates. However, in certain of the jurisdictions that Swvl operates, such classifications are based on an interpretation of applicable law, and Swvl’s interpretation may be subject to challenge. In particular, in Egypt, as the Egyptian Ridesharing Laws (as defined below) do not require drivers to be classified as employees, any challenge to Swvl’s determination that drivers are not employees would need to be based on principles of Egyptian labor laws. Under such laws, a person is classified as an employee if he or she works in exchange for a salary for an employer and under the employer’s control and supervision. Thus, in assessing whether drivers should be classified as employees in Egypt, Swvl considers, among other things, the level of direct administration and supervision it has over drivers using its platform.

While Swvl believes its classification of drivers as independent contractors in each of the jurisdictions it operates currently (Egypt and the Kingdom of Saudi Arabia) is correct, Swvl may in the future be subject to proceedings relating to the classification of drivers using its platform as laws and regulations governing the ridesharing industry, labor and employment develop further (or if interpretations of existing laws and regulations change) and as Swvl expands its business operations in new jurisdictions. Swvl may incur substantial expenses in defending such proceedings. If Swvl is not successful in defending such proceedings, it may be required to pay significant damages to drivers or incur other fines, penalties or sanctions. In addition, if, as a result of legislation or judicial decisions in jurisdictions where the employee-contractor distinction is applicable, Swvl is required to classify drivers as employees in such jurisdictions, Swvl may incur significant additional expenses for compensating drivers or making payments on their behalf, including expenses associated with the application of, as applicable, wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and potential penalties. In such event, Swvl may be required to increase its pricing to offset these additional expenses or to discontinue lower-margin offerings or routes, abandon its efforts to expand into new markets or forego other expenditures, such as marketing or hiring key personnel. As a result, Swvl’s ability to attract new riders and to retain existing riders could be adversely affected and utilization of Swvl’s platform may decrease. Any of the foregoing risks would have an adverse effect on Swvl’s business, financial condition and operating results.

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

Swvl Securities are listed on Nasdaq Capital Market. If Swvl violates Nasdaq listing requirements, Swvl Securities may be delisted. On May 4, 2023, Swvl received written notice from Nasdaq indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, Swvl was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission. On July 20, 2023, Swvl obtained an extension from Nasdaq permitting it to regain compliance with Nasdaq Listing Rule 5250(c)(1) provided it files its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 no later than October 30, 2023. Swvl regained compliance with Nasdaq Listing Rule 5250(c)(1) after the filing of its prior Annual Report.

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

The exercise price for our Warrants is $287.50 per Ordinary Share (as adjusted for the reverse split). There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless.

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

We have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.0025 per Warrant, provided that the last reported sales price of the Ordinary Shares equals or exceeds $450 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force you to (a) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants, or (c) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants.

In addition, we have the ability to redeem the outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.0025 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that the last reported sales price per Ordinary Share equals or exceeds $250 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption, and provided that certain other conditions are met, including that holders will be able to exercise their Warrants prior to redemption for a number of Ordinary Shares determined based on the redemption date and the fair market value of our Ordinary Shares. The value received upon exercise of the Warrants (i) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the Warrants, including because the number of Ordinary Shares received is capped at 0.361 Ordinary Shares per Warrant (subject to adjustment) irrespective of the remaining life of the Warrants. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the Ordinary Shares had your warrants remained outstanding.

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

In addition, Swvl has identified material weaknesses in its internal control over financial reporting and there can be no assurances that there will not be material weaknesses in Swvl’s internal control over financial reporting in the future. Material weakness identified is (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Swvl’s consolidated financial statements. Any failure to maintain internal control over financial reporting could severely inhibit Swvl’s ability to accurately report its financial condition, operating results or cash flows. If Swvl is unable to comply with the requirements of the Sarbanes-Oxley Act or conclude that its internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its securities could decline, and Swvl could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in Swvl’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Swvl’s future access to the capital markets. In addition, failure to implement adequate internal controls or ensure that books and records accurately reflect transactions could result in criminal and civil fines and penalties under the FCPA, as well as related reputational harm and legal fees in defense of such investigations. Any of the foregoing risks could have an adverse effect on Swvl’s business, financial condition and results of operations.

Swvl is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Swvl Securities less attractive to investors.

Swvl is an “emerging growth company,” as defined in the JOBS Act. As a result, Swvl is taking advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, the ability to furnish two rather than three years of income statements and statements of cash flows in various required filings and not being required to include an attestation report on internal control over financial reporting issued by Swvl’s independent registered public accounting firm. As a result, Swvl’s shareholders may not have access to certain information that they deem important. Swvl could be an emerging growth company for up to five years, although Swvl could lose that status sooner if (i) it has a total annualgross revenue of at least $1.235 billion, (ii) it is deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, or (iii) if it issues more than $1.0 billion in non-convertible debt in during the three-year period.

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

The Swvl Public Company Articles and the shareholders agreement by and among Swvl and certain of its shareholders (the “Swvl Shareholders Agreement”) contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for Swvl Securities, and therefore depress the trading price. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the incumbent members of the Swvl Board or taking other corporate actions, including effecting changes in Swvl’s management, and may inhibit the ability of an acquiror to effect an unsolicited takeover attempt. Such provisions include, among other things:

●	a classified board of directors with staggered, three-year terms;
●	the ability of the Swvl Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval;
●	the right of Mostafa Kandil to serve as Chair of the Swvl Board so long as he remains Chief Executive Officer of Swvl and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of Swvl and his employment has not been terminated for cause;
●	until the completion of Swvl’s third annual meeting of shareholders, commitments by major shareholders to vote in favor of the appointment of Swvl designees to the Swvl Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Swvl Board, subject to specified conditions);
●	the limitation of liability of, and the indemnification of and advancement of expenses to, members of the Swvl Board;
●	advance notice procedures with which shareholders must comply to nominate candidates to the Swvl Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in the Swvl Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of Swvl;
●	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;
●	that shareholders may not act by written consent in lieu of a meeting;

●	the right of the Swvl Board to fill vacancies created by the expansion of the Swvl Board or the resignation, death or removal of a director; and
●	that the Swvl Public Company Articles may be amended only by the Swvl Board or by the affirmative vote of holders of a majority of not less than 75% of the votes of the shares of Swvl entitled to vote.

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

Capital Expenditures

Our capital expenditures amounted to approximately $0.017 million for the year ended December 31, 2023 and approximately $1.4 million in the fiscal year ended December 31, 2022(including $0.5 million acquired through the acquisition of subsidiaries). Our historical capital expenditures are primarily related to additions and purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops. While we are an asset-light business, we expect to moderately increase our capital expenditures to meet the expected growth in scale of our business and as we expand geographically and bolster our existing offerings. We expect that cash received in connection with the Business Combination and cash from operating activities and financing activities will be used to meet our capital expenditure and marketing spend needs in the foreseeable future.

Recent Developments

Urbvan Disposition

On September 7th, 2023, we entered into a definitive agreement with Kolors Inc. (“Kolors”), a leading transport provider in Latin America, to sale our entire holdings in Urbvan Mobility Ltd. (“Urbvan”), for aggregate gross proceeds of $12 million. Urbvan was acquired by us in July 2022 in an all-share acquisition, and the sale of Urbvan to Kolors is comprised entirely of cash. Pursuant to the agreement, we will receive gross proceeds equal to $12 million for the sale of Urbvan reduced by $2.4 million transaction costs. We received $8.4 million in cash at closing, and the remaining net proceeds will be paid over one year. Urbvan constituted 7% of our IFRS revenues as of December 31, 2022. The sale of Urbvan reflects our strategy to focus on higher priority markets.

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

Shotl disposition

Effective February 22, 2023, we and our subsidiary, Swvl Global FZE, entered into a definitive agreement with certain former shareholders (the “Former Shotl Shareholders”) of Shotl Transportation, S.L. (“Shotl”), a private company with limited liability duly incorporated under the laws of Spain, to unwind our previous acquisition of Shotl . Pursuant to the agreement, the Former Shotl Shareholders are not obligated to retransfer or cancel the tranche of their Ordinary Shares already received from the prior acquisition agreement.

SWVL Pakistan disposition

Effective April 15, 2023, we and our subsidiary, Swvl Pakistan, entered into a definitive agreement with Mr. Danish Elahi, to sell the shares in Swvl Pakistan as part of our Portfolio Optimization Program. Pursuant to the agreement, Mr. Danish Elahi acquired 99.99% of all the issued and outstanding shares in Swvl Pakistan, with the purchase price of $20,000. After the acquisitions Mr. Muhammad Arid Shafi owns 0.01% of all the issued and outstanding shares in Swvl Pakistan.

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

Institutional PIPE Financing

On August 10, 2022, we entered into a securities purchase agreement with an institutional investor pursuant to which we sold 12,121,214 (484,849 post reverse split) Ordinary Shares at a purchase price of $1.65 (41.25 post reverse split) per Ordinary Share, for which the purchase price included series A and series B warrants of the Company immediately exercisable upon issuance for one Ordinary Share at an exercise price of $1.65 ($41.25 post reverse split). The series A warrants provide the right to purchase up to 12,121,214 (484,849 post reverse split) Ordinary Shares for a period of five years. The series B warrants provide the right to purchase up to 6,060,607 (484,849 post reverse split) Ordinary Shares for a period of two years. A.G.P./Alliance Global Partners acted as the sole placement agent for the private placement and received customary compensation for its services, including the issuance thereto of 121,212 Ordinary Shares.

Pursuant to the terms of the securities purchase agreement with an institutional investor, we agreed, among other things, to refrain from (i) issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of certain of our securities (including Ordinary Shares pursuant to the B. Riley Facility) for a period commencing August 10, 2022 until the date that is 60 calendar days after the date that the SEC declares effective the registration statement registering the resale of the Ordinary Shares and Ordinary Shares issuable upon exercise of the warrants issued in the offering (or, in the event of a “review” by the SEC of the registration statement, 30 days after the date that the SEC declares the registration statement registering the resale of the institutional investor’s securities effective) and (ii) entering into variable rate transactions (as defined in the securities purchase agreement with the institutional investor), subject to certain exceptions, for a period of 12 months after the SEC declares the registration statement registering the resale of the institutional investor’s securities effective.

In connection with the private placement, we also entered into a registration rights agreement (the “Institutional Investor Registration Rights Agreement”), pursuant to which we agreed, among other things, to (i) file the Institutional Investor Registration Statement no later than August 30, 2022 and (ii) use our reasonable best efforts to cause the Institutional Investor Registration Statement to become effective as promptly as practicable thereafter, and, in any event no later than 90 days after the closing of the private placement.

In connection with the private placement, certain of the directors of the Swvl Board entered into lock-up agreements and agreed not to sell or transfer any of the Ordinary Shares they hold, subject to certain exceptions, during the Restricted Period.

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

Board Appointments

On April 7, 2023, Mr. W. Steve Albrecht notified Swvl Board of his resignation from his position as a member of the Company’s board of directors and as an independent member of the audit committee of Swvl, effective April 7, 2023. Mr. Albrecht’s resignation was not related to any disagreement with Swvl on any matter relating to Swvl’s operations, policies or practices.

On April 7, 2023, Mr. Gbenga Oyebode notified the Swvl Board of his resignation from his position as a member of the Company’s board of directors and as an independent member of the audit committee of Swvl, effective April 7, 2023. Mr. Oyebode’s resignation was not related to any disagreement with Swvl on any matter relating to Swvl’s operations, policies or practices.

On May 17, 2023, the Swvl board appointed Ayman Ismail Mohamed Ahmed Soliman to serve as an independent member of the Board. In addition, Mr. Ismail was appointed to serve as the Chairperson of Swvl’s Audit Committee. In addition, the Board also resolved to reduce the size of the Board to seven members, subject to a future Board resolution to increase or further decrease the size of the Board.

On June 30, 2023, Mr. Björn von Sivers notified the Swvl Board of his resignation from his position as a member of the Company’s board of directors and as an independent member of the nominating and corporate governance committee of Swvl, effective June 30, 2023. Mr. von Sivers’s resignation was not related to any disagreement with Swvl on any matter relating to Swvl’s operations, policies or practices.

On February 12, 2024, the Swvl Board appointed Youssef Salem to serve as a director of the Board. Mr. Salem is to hold office until removal or resignation for the remainder of the full term of Bjorn von Sivers, whose resignation created such vacancy.

Executive Compensation

On December 26, 2023, Swvl, Swvl Global FZE, a free zone limited liability company organized under the laws of the United Arab Emirates, and Swvl’s Chief Executive Officer, Mostafa Kandil, executed an amendment to Mr. Kandil’s employment agreement pursuant to which his annual base salary was reduced to $327,000.

In addition, on December 26, 2023, the Swvl Board approved a grant of RSUs to Swvl’s Chief Executive Officer, Mostafa Kandil, and its former Chief Financial Officer, Youssef Salem. Mr. Kandil was issued 1,758,242 RSUs and Mr. Salem was issued 557,692 RSUs, each vesting on March 31, 2024. The RSUs were issued pursuant to their respective employment agreements with Swvl and were issued in consideration for services provided to Swvl or its affiliates. The form of RSU agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

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

We are also subject to seasonality in certain sectors of our B2B offerings, for example, our contracts with schools, universities and other educational institutions have low activity during the summer months, which are between July and September of each year within our operating markets. We try to diversify the industries we work with to ensure that our revenues are stable within the year, we do not currently have any single industry that contributes to more than 20% of our total revenues

On May 30, 2022, the Swvl Board announced the Portfolio Optimization Program which focus on higher profitability, enhance efficiency and reduce central costs. That called for strong measures to be taken from the Group management which included reduction of head count by 32%, reducing operation capacity in many locations by ceasing B2C in multiple locations and capitalize more on the TaaS offerings, all of those efforts was in direction for the Group to be cash flow positive, further, in November 2022 Swvl board announced to completely discontinue operation further in multiple locations and reduce headcount further in the locations that was shut down along with reducing the headcount in central headquarter offices. The program is focusing on the operating markets that generate positive cashflows to enable the Group to be cash generating and dependent on working capital rather than equity. As a result in 2023 Swvl focused its continued operations on Egypt and KSA.

Revenues by geography

	2023	2022	2021
	USD	USD	USD

Egypt	20,970,829	39,734,817	24,828,417
Kingdom of Saudi Arabia	1,881,434	3,262,272	454,007
United Arab Emirates	—	1,102,521	281,521
	22,852,263	44,099,610	25,563,945

Offerings

We currently serve the customers on our platform through two offerings: B2C “business to consumer”, comprised of Swvl Retail and Swvl Travel, and B2B “business to business”, which includes our TaaS and SaaS model.

Swvl Retail

Swvl Retail is our initial core product. Using our platform, we provide riders with a network of minibuses and other vehicles that operate on fixed and semi-fixed routes throughout the cities we serve. Riders book seats on vehicles available exclusively through Swvl to commute within a city. Riders can book journeys up to five days in advance and pay a fixed rate, determined based on ride distance and anticipated demand, with the option to pay in cash or by credit card or digital wallet. Riders manage their user experience via the Swvl mobile application, through which riders can access and book available trips, track vehicles in real-time, receive an estimated pick-up time, manage payments and access customer support services (the “Swvl Retail”).

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

Swvl Business enables our corporate customers (as well as schools and municipalities) to use Swvl’s technology and platform to optimize the commute and travel programs they operate for their employees (and students). Since Swvl Business uses technology already developed for our B2C offerings, its development and deployment does not (and did not) impose significant additional research and development (“R&D”) costs on our business. Our TaaS offerings are targeted at companies that do not operate their own vehicle fleets. With TaaS, we offer dedicated routes (for use exclusively by the organization’s employees and students) using vehicles and drivers already operating on Swvl to transport employees and students to and from their places of work and study. Unlike our B2C offerings, pricing, routing and vehicle allocation are fixed in our agreements with each customer, and only drivers that meet the criteria set forth in these agreements are dispatched to operate on the applicable TaaS routes. Our customers typically pay for our TaaS offerings on a per route basis, with pricing determined based on the length and location of such route and without regard to the number of riders on such route.

We intend to expand our Swvl Business offerings with SaaS in 2024 and 2025. Our SaaS offerings will be targeted at corporate customers (as well as schools and municipalities) that operate their own vehicle fleets, with specific services tailored to the needs of each customer. Our basic offerings will include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform. At higher service tiers, we will provide the use of our network optimization and Dynamic Routing technologies as described below, as well as access to our fleet management modules, which will enable our customers to more easily manage their drivers and track their rides. We also plan to offer fleet management consulting and reporting services. We intend to use a tiered cost-plus pricing model for our SaaS products.

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

Swvl’s B2C strategy is to create new options for mass-transit by occupying the space between traditional public transportation and expensive private options to attract ridership to our platform:

●	Reliability: In some of our markets, it is common for public buses to wait at stops until buses are full, resulting in unpredictable scheduling and long delays. Because our vehicles operate through a booking system, drivers know exactly how many passengers will board at a given pre-defined pick-up point and do not wait to collect additional riders. We also gather and analyze large amounts of traffic data in the cities we serve to predict travel conditions, which allows riders to receive estimated pickup and arrival times, as well as track their vehicle in real time. In 2023, we maintained an average monthly first station reliability rate of approximately 94.4%, meaning that drivers using our platform arrived on-time (i.e., within five minutes of the estimated time) at the first pick-up point of their daily routes approximately 94.4% of the time.
●	Convenience: Optimized route planning and scheduling allow us to create and update routes that react to and satisfy rider demand, in contrast to public transportation that operates solely on fixed routes. This means we can ensure that our riders have convenient access to pick-up points. Our Swvl application allows riders to make bookings up to five days in advance, and we offer payment by cash, credit card or digital wallet.
●	Safety: Safety is an essential part of our value proposition. We recognize that consumers in the markets we serve often feel unsafe on public transportation. We have built our user experience around functionalities designed to increase safety. Our one-passenger-per-seat booking system avoids overcrowding on our vehicles, reducing the likelihood of harassment, assault and theft during rides. Unlike public transportation, the fact that each rider has a unique user account facilitates identification of riders acting improperly, thereby increasing accountability and incentivizing good conduct. Through our Swvl application, riders can share their live ride status with others. We also partner with insurance companies to provide in-ride medical insurance to all riders and drivers using our platform in Egypt and maintain dedicated teams to respond to critical incidents. Our driver engagement procedures are also designed to ensure the safety of our riders, including by requiring drivers using our platform to submit recent criminal record checks and drug tests as part of their engagement process. In order to help ensure the health and safety of drivers and riders using our platform during the COVID-19 pandemic, we ran SMS-based campaigns to educate drivers using our platform on heightened safety measures. Further, we have international SOS and incident intervention teams who are on standby during Swvl’s operational hours in select markets to ensure fast response along with the relevant authorities to any road accidents, incidents or disturbances, subsequently, on account of the Portfolio Optimization Program, a security team was built in-house with the same duties and responsibilities in Egypt.
●	Comfort: We also differentiate our customer experience on the basis of comfort. Riders are guaranteed a seat, which eliminates crowding and the need to stand during rides. All vehicles must meet specific criteria relating to age, distance traveled, maintenance history and overall condition before being allowed to operate on our platform.
●	Value: Our services are priced to be accessible to a large rider base and cheaper than taxis or other ridesharing companies in the markets we serve.

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

We also believe the diversity of our offerings is a key competitive advantage. Whereas other companies in the ridesharing industry focus on one or two product categories (such as intracity and intercity B2C offerings), our offerings include intracity (i.e., Swvl Retail) and intercity (i.e., Swvl Travel) B2C offerings as well as B2B offerings, which provide our business with multiple avenues for growth.

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

Route Creation and Optimization

Based on this demand identification and prediction analysis, our proprietary, machine learning and regularly adapting model defines optimal routes to maximize conversion of demand into ridership, minimize overlap between routes, minimize walking distance to our pick-up points and define the right time to deploy vehicles. An algorithm then automatically sets vehicle routes and pick-up points in a manner designed to maximize vehicle utilization and earnings and to pair drivers with routes that are convenient to their location in the city. Our monthly utilization rate, measured as the Total Bookings in a given month divided by Total Available Seats in such month, was approximately 96% in December 2023, up from approximately 92% in January 2023.

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

Once plans are created, their allocation is determined at the beginning of each week using a smart assignment system. Using our platform, drivers (or the third-party vehicle operators that employ them) bid on their desired route plan based on their pricing, scheduling and location preferences. A recommendation engine matches the plans with each driver or vehicle operator based on these preferences and expected overall cost (including the bid price). High-performing drivers and vehicle operators also receive preference for more convenient route plans and are eligible for bonus payments.

Dynamic Routing

We also employ a proprietary computational algorithm (“Dynamic Routing”) to enable us to adapt to emerging demand pockets as our vehicles move through a city. Dynamic Routing creates new, temporary pick-up points near prospective riders, and updates routing accordingly in real-time to maximize demand capture. By creating new pick-up points close to prospective riders, Dynamic Routing reduces walking distances to such points, increasing the likelihood a rider will book a particular ride. In determining whether to update a route, Dynamic Routing ensures that any route updates do not result in breaches of estimated arrival times quoted to riders already aboard.

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

Vehicles and Drivers

Our business model depends on having a sizable network of drivers who use our platform available for our riders. As Swvl does not itself own any vehicles or employ any drivers, we rely on individual drivers with their own vehicles and third-party vehicle operators that own or lease vehicles and employ drivers. As a result, we have strived to create a seamless user experience for drivers and vehicle operators that incentivizes continued use of our platform. Individual drivers and third-party vehicle operators have access to a dedicated mobile application that allows them to bid on preferred route plans and to have visibility of their expected earnings. Drivers and vehicle operators are matched with route plans on the basis of their preferences and overall cost. To incentivize performance, high-performing drivers and vehicle operators are more likely to be matched to their preferred route plan. Drivers (or the vehicle operators that directly employ them) are paid on a fixed, per route basis, which means their earnings are not tied to the number of riders aboard at any given time.

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

Growth Strategy

Potential U.S. and UK Expansion

We intend to expand our services into the U.S. and UK, with a goal of capturing an enormous opportunity that exists in these developed markets –applying a bespoke approach in each country to ensure a successful rollout. We believe that these developed markets are more attractive for our services, given that these markets (i) have larger addressable Taas/SasS mass transit markets, (ii) higher prices can be charged for the same offering when compared to developing markets which results in higher margins, and (iii) their public transport systems function efficiently, yet still have the potential efficiency improvements. In addition, in developed markets, sustainability is seen as important, and reducing the carbon footprint of transport is a significant factor in decision making. In that regard, governments may provide subsidies for transport initiatives, since Taas/SaaS mass transit solutions can potentially help address labour shortages by expanding employee catchment areas.

Go to market strategy for the U.S. includes (i) target expansion in large cities (New York, Chicago, Los Angeles, as examples), (ii) hire personnel with industry knowledge and existing network for the sales teams, (iii) target contracts that do not demand RFPs and proactively reach out to customers directly and (v) an expected 1–6 month customer onboarding process.

Go to market strategy for the UK includes (i) target expansion in large cities (London, Manchester, Midlands, as examples), (ii) hire personnel with industry knowledge and existing network for the sales teams, (iii) respond to RFPs and proactively reach out to customers directly and (iv) expected 2-3 month customer onboarding process.

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

Intellectual property laws, contractual commitments and security and technical procedures provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, intellectual property laws vary from country to country, and we are in the process of transferring our intellectual property from Egypt to other jurisdictions in which we operate. Therefore, in other jurisdictions, we may be unable to adequately protect certain rights in our proprietary technology, brands, or other intellectual property from use by unauthorized entities or individuals. Please see the section entitled “Item 3D. Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl.” Failure to protect or enforce Swvl’s intellectual property rights could harm Swvl’s business, financial condition and operating results.”

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

Insurance

We maintain insurance policies with global insurance providers to provide in-ride medical coverage to all riders and drivers in our Egypt market. We also provide comprehensive health and life insurance to employees in Egypt and Saudi Arabia. We also provide directors’ and officers’ insurance for the board of directors of Swvl Holdings. We are currently in the process of obtaining other forms of insurance, such as general business liabilities.(Please see the section entitled “Item 3D. Risk Factors-Risks Related to Operational Factors Affecting Swvl.) Swvl has not historically maintained insurance coverage for its operations. Swvl may not be able to mitigate the risks facing its business and could incur significant uninsured losses, which could adversely affect its business, financial condition and operating results.

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

While Swvl is not aware of any material limitations on foreign investment in the jurisdictions in which it operates, Swvl is required to comply with certain regulations related to such investment. In particular, in Jordan, non-Jordanian investors are restricted from wholly owning any project or business venture that involves certain trade, construction or services activities. While Swvl does not intend to engage in any such activities in Jordan, the organizational documents of the entity that currently conducts Swvl’s operations in Jordan erroneously includes certain restricted activities as potential objectives of such entity. Prior to the Portfolio Optimization Program (Phase 2), such entity was in the process of amending its organizational documents such that Swvl will be permitted to acquire and hold all of the equity thereof. As part of the aforementioned Program, Swvl ceased operations in Jordan. In addition, in the United Arab Emirates, foreign investors are required to operate via an onshore licensed entity or an onshore branch of a foreign or free zone entity. Swvl has established such an onshore branch and has obtained the requisite licenses and approvals for such branch’s operations. Swvl may become subject to additional limitations and regulations as it expands its operations in the jurisdictions in which it operates and into new jurisdictions, and such limitations and regulations may impair Swvl’s ability to operate effectively in such jurisdictions.

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

We are also subject to a number of laws and regulations specifically governing the internet and mobile devices that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the internet and online offerings, require us to change our business practices or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, distribution, mobile and other communications, to our offerings and the characteristics and quality of online offerings, among other things. In particular, as we expand our operations internationally, we expect to become subject to the EU GDPR, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements and significant penalties, and the risk of civil litigation, for noncompliance. The GDPR has resulted in and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU.

As we expand our business internationally, we will become subject to these costs and burdens in an effort to ensure that our operations are GDPR compliant.

In addition to these laws and regulations that apply specifically to the mass-transit ridesharing industry, related technology, the internet and related regulations, our business operations are subject to other broadly applicable laws and regulations governing such issues as labor and employment, anti-discrimination, worker confidentiality obligations, consumer protection, taxation, competition, unionizing and collective action, background checks, anti-corruption, anti-bribery, import and export restrictions, environmental protection, sustainability, trade and economic sanctions, foreign ownership and investment and foreign exchange controls. Please see the section entitled “Item 3D. Risk Factors - Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl.” Swvl is subject to various laws relating to anti-corruption, anti-bribery, anti-money laundering, and countering the financing of terrorism and has operations in certain countries known to experience high levels of corruption. Swvl has not implemented, or has only recently implemented, certain policies and procedures for the operation of its business and compliance with applicable laws and regulations, including policies with respect to anti-bribery and anti-corruption matters and cyber protection.

As we continue to expand our platform offerings and user base, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Please see the section entitled “Item 3D. Risk Factors - Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl.” As Swvl expands its offerings, it may become subject to additional laws and regulations, and any actual or perceived failure by Swvl to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect Swvl’s business, financial condition, and operating results.

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

A diagram of Swvl’s group structure, as described above, is provided below:

D. Property, Plants and Equipment

We lease approximately 13,391 square feet of office space for our corporate headquarters, located at the Offices 4 at One Central, Dubai World Trade Center, Dubai, United Arab Emirates. Our existing headquarters lease expires on September 14, 2024, which we expect to extend to December 31, 2026, including in connection with an office expansion plan for our headquarters. In addition, we leased various office spaces across different cities in: Egypt, Pakistan, Kingdom of Saudi Arabia, Jordan, Malaysia and Kenya during 2022 which have been vacated subsequently with the exception of our office space in Egypt, Kingdom Of Saudi Arabia and Dubai. The phone number for our headquarters is +971 42241293. We have subleased approximately 10,417 square feet of our office space in Dubai due to the reduced headcount on account of the Portfolio Optimization Program, we intend to keep the remaining office space for Swvl’s use.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of Swvl’s financial condition and results of operations together with Swvl’s consolidated financial statements and the related notes thereto included elsewhere in this Report. The following discussion and analysis is based on Swvl’s financial information prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this discussion and analysis or set forth elsewhere in this Report, including information with respect to Swvl’s plans and strategy for Swvl’s business, includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the results discussed in the forward-looking statements. Please see the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with these statements and for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Swvl’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Unless the context otherwise requires, for the purposes of this section, “Swvl”, “we”, “us”, “our”, or the “Company” refer to the business of Swvl Holdings Corp and its subsidiaries, “FY 2023” refers to the fiscal year of Swvl ended December 31, 2023, “FY 2022” refers to the fiscal year of Swvl ended December 31, 2022.

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

If we fail to continue to attract riders to our platform and grow our rider base from individuals and corporations, expand riders’ usage of our platform over time or increase our share of riders’ transportation spend, our results of operations would be harmed.

Our ability to cost-effectively attract and retain drivers to use our platform, or to increase utilization of our platform by existing drivers.

Growing the number of drivers enables us to increase the number of routes on our network, thereby increasing the aggregate earnings potential for drivers and third-party vehicle operators while simultaneously improving access and availability for riders. Our ability to maintain and grow our driver base and increase driver utilization of our platform depends in part on our ability to continue to deliver meaningful earning opportunities for drivers and third-party vehicle operators who use our platform, as well as our ability to provide a seamless user experience for drivers that incentivizes continued use of our platform. We therefore continue to invest in developing technology that is intended to not only allow drivers and vehicle operators to maximize earnings while using our platform, but also improves the day-to-day experience for those drivers.

For instance, we believe our development of route optimization technology provides a key incentive for drivers and third-party vehicle operators to use our platform. By optimizing our plans, cross-dispatching across B2C and B2B routes and reducing the amount of time drivers spend moving between routes (as well as assigning routes so that drivers complete their route plans near their homes), we are able to increase the number of drivable routes per day and increase drivers’ and vehicle operators’ earnings. We believe this has contributed to our strong rates of driver retention.

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

On November 16, 2021, we entered into a definitive agreement to acquire a controlling interest in Viapool, a mass transit platform currently operating in Buenos Aires, Argentina and Santiago, Chile. The transaction closed on January 14, 2022. Subsequently, as part of the Portfolio Optimization Program, it was decided in December 2022 that Viapool and its subsidiaries will be liquidated. The process is still ongoing to be completed within the date of this report.

On June 3, 2022, we acquired 100% of the shares of Blitz B22-203 GmbH, a company based in Germany which subsequently acquired 100% of the shares of Door2Door GmbH, a mass transit platform operating in Germany. As part of the Portfolio Optimization Program, it was decided in December 2022 that both companies will be liquidated. Both companies filed for insolvency in December 2022, which was accepted by the German government and proceeded on March 15, 2023. The process is still ongoing to the date of this report.

On April 26, 2022, Swvl announced a definitive agreement to acquire a controlling interest in Volt Lines, a B2B mobility platform that manages a rider app and a driver app that operates in Turkey. The transaction closed on April 19, 2022. Subsequently, as part of the Portfolio Optimization Program, it was decided in December 2022 that the shares would be sold back by the Group back to the original shareholders. This transaction was completed on January 6, 2023.

During December 2022, as part of the Portfolio Optimization Program, it was decided that Swvl entities in Kenya, Jordan and Malaysia under the trading names of “Swvl NBO Limited”, “Swvl Technologies Ltd”, “Smart Way Transportation LLC” and “Swvl MY For Information Technology” would be liquidated. The liquidation process is still ongoing as of the date of this Report and expected to be completed before the end of 2024.

During the fiscal year of 2023, the Group approved the sales of the subsidiary operating in Pakistan, Swvl Pakistan (Private) Ltd. (“Swvl Pakistan”), and the sale to Mr. Danish Elahi was completed on April 15, 2023.

Further, during the fiscal year of 2023, we have Urbvan Mobility Ltd, our entity in Mexico as means of refinancing the Group.

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

We are subject to a wide variety of laws in the jurisdictions in which we operate. The ridesharing industry and our business model are relatively nascent and rapidly evolving. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available through our platform, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from, drivers, incentives provided to riders, our ability to operate in certain segments of our business, our ownership percentage in operating entities that may be subject to foreign ownership restrictions and insurance we are required to maintain. For example, in Egypt we are subject to licensing and other requirements under Law No. 87 of 2018 and the Executive Regulation by Presidential Decree No. 2180 of 2019, which regulate ridesharing companies such as ours. We have also previously entered into agreements with the Egyptian Competition Authority in relation to the regulation of pricing and offerings in our industry. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations, will continue to impact our results in the future. Due to the nascent and uncertain state of the legal frameworks governing the ridesharing industry in the jurisdictions in which we operate, we have not obtained all of the required licenses and permits for certain cities where we operate; however, we are continuously making efforts to obtain such licenses and permits. (Please see the section entitled “Item 3.D. Risk Factors- Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl.) Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and operating results.

We are also subject to a number of laws and regulations specifically governing the Internet and mobile devices, and these laws and regulations are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online offerings, require us to change our business practices or raise compliance costs or other costs of doing business. In particular, if we expand our operations internationally, we expect to become subject to GDPR, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements and significant penalties, and the risk of litigation or other action, for noncompliance. The GDPR has resulted in and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU. As we expand our business internationally, we will become subject to these costs and burdens in an effort to comply with GDPR.

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

The impact of seasonality within certain sectors in our B2C offerings

We are also subject to seasonality in our B2C offerings, for example, Swvl Travel ticket fares have higher activity during the summer months, which are between July and September, also, for the times where there is national holidays, while Swvl Retail activities might get impacted, not significantly, by national holidays or summer months, according to the fact that a good percentage of our Swvl Retail customer base is university students and the daily work commuters.

Components of Results of Operations

Revenue

Revenue consists of two components, a B2C component representing the gross amount of fares charged to end-users of the Swvl platform, as reduced by end-user discounts and promotions, sales refunds, uncollected cash and Sales waivers (as defined below). Revenue also consists of a B2B component representing contractual smart transportation services for our corporate customer’s employees through the Swvl application which is referred to as TaaS, Swvl also plans to expand this revenue stream to include SaaS which will enable corporate customers to manage their fleet more efficiently. For further details on our revenue recognition, please see the Revenue details in subsection entitled “Critical Accounting Estimates”.

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

Finance Income and Finance costs

Finance income consists primarily of interest income from bank deposits. Finance costs consist primarily of lease finance charges and interest expense on financial liabilities as Swvl Convertible notes (“Swvl Convertible Notes”) and other instruments.

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

Income tax benefit

This primarily relates to the deferred tax asset created on tax losses incurred by the Company, which can be set off against future taxable income. Swvl has deferred tax asset balance in Egypt as carried forward losses from the early years of operation which is planned ot utilized against future taxable income.

Loss from the year from discontinued operations

During FY 2022 and FY 2023, the Group has discontinued various operations in select markets on account of the Portfolio Optimization Program, resulting in shareholders approving the sale and discontinuation of certain entities. Some of the entities are still under liquidation and are incurring immaterial administrative costs.

A. Operating Results

Results of Operations

The following selected consolidated financial data are derived from the audited financial statements of the Company for FY 2023 and FY 2022 and should be read in conjunction with our consolidated financial statements, the related notes and the rest of the section of this Report entitled “Item 5: Operating and Financial Review and Prospects.” The historical results are not necessarily indicative of the results of future operations. For a comparison of FY 2022 to the year ended December 31, 2021, see our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022.

During FY 2023, we discontinued Urbvan the Group arm in Latin America certain operations. As a result, the figures of FY 2022 in the current financial statements have been updated to reflect the split between continued and discontinued operations, management reviews the results of operations for continued and discontinued operations separately for the periods presented below.

	Year Ended December 31
($million)	2023	2022
Continued operations
Revenue	22.85	44.10
Cost of sales	(18.74)	(43.58)
Gross profit	4.11	0.52
General and administrative expenses	(10.23)	(62.92)
Selling and marketing expenses	(0.09)	(17.52)
Provision for expected credit losses	(0.54)	(0.87)
Other income/(expenses), net	18.83	0.55

Operating Profit / (loss)	12.09	(80.25)
Finance income	0.10	0.21
Change in fair value of financial liabilities	1.21	109.72
Change in fair value of deferred purchase price	0.73	31.84
Change in fair value of employee share scheme reserve	(1.64)	36.16
Loss on disposal of subsidiaries	(8.29)	—
Recapitalization cost	—	(139.61)
Impairment of financial assets	—	(10.00)
Impairment of assets	—	(46.38)
Finance costs	(0.13)	(3.67)
Profit/ (Loss) for the year before tax from continuing operations	4.07	(101.97)
Income tax benefit	0.04	3.23
Profit/ (Loss) for the year from continuing operations	4.12	(98.75)
Discontinued operations
Loss for the year from discontinued operations	(1.06)	(24.83)
Profit /(Loss) for the year	3.06	(123.58)

Other comprehensive income

Exchange difference on translations of foreign operations	(5.30)	(5.29)
Total comprehensive loss for the year	(2.24)	(128.87)

FY 2023 Compared to FY 2022

Revenue

	Year Ended December 31
			FY 2022 - FY 2023
($million)	2023	2022	% Change
Total Revenue	$22.85	$44.10	(48)%

We disaggregate revenue by the type of customer served, with revenue driven from Swvl Retail and Swvl Travel (together considered as “business to consumer”), revenue driven from TaaS considered as “business to business” and revenue driven from SaaS considered as “business to business.” Below is the disaggregated revenue information for FY 2023 and FY 2022

	Year Ended December 31
			FY 2023 - FY 2023
($million)	2023	2022	% Change
Business to customer	$6.22	$13.60	(54)%
Business to business	$16.64	$30.5	(45)%

“Business to consumer” revenues for FY 2023 were approximately $6.22 million, a decrease of approximately $7.38 million, or 54%, compared to FY 2022. The decrease in revenue resulted primarily from the shift in strategy to focus on more profitable operations as opposed to topline figures, where we targeted higher utilization rates and more profitable routes during FY 2023 which contributed to higher gross profit .

“Business to business” revenues for FY 2023 were approximately $16.64 million, a decrease of approximately $ 21,52 million, or 56%, compared to FY 2022. The decrease in revenue was driven by two main factors, (i) the change in EGP to USD rates, given that the Egyptian market during FY2023 contributed to approximately 90% of the total Group revenues, and the EGP depreciated in value by 25% YoY, and (ii) the termination of certain contracts that did not meet the the minimum profit requirements following the portfolio optimization plan, which led to a decrease of the total sales value.

Cost of Sales

	Year Ended December 31
			FY 2022 - FY 2023
($million)	2023	2022	% Change
Captain costs, net of deductions	$18.54	$41.85	(56)%
Captain Bonuses	0.15	1.02	(85)%
Tolls and Fines	0.05	0.71	(93)%
Total Cost of Sales	$18.74	$43.58	(57)%

Cost of sales for FY 2023 was approximately $18.74 million, a decrease of approximately $ 24.8 million, or 57%, compared to FY 2022. This decrease is in line with the decrease in revenue during the year following the optimization and focusing on profitable operations. Captain bonuses for FY 2023 were approximately $0.15 million, a decrease of approximately $0.87 million, or 85% compared to FY 2022. Tolls and fines for FY 2023 were approximately $0.05 million, a decrease of $0.67 million, or 93%, compared to FY 2022. This decrease is linked to the Land and Transportation Regulation Authority smart transportation license granted to the Swvl Egypt entity which stopped all fines on the company drivers.

General and Administrative Expenses

	Year Ended December 31
			FY 2022- FY 2023
($million)	2023	2022	% Change
General and administrative expenses	$10.26	$62.92	(84)%

General and administrative expenses for FY 2023 were approximately $10.26 million, a decrease of approximately $ 52.66 million, or -84%, compared to FY 2022. this decrease was due to the decrease of the staff costs which decreased by $21.7 million following the lay-offs that took place in May and November 2022, a decrease in professional fees as opposed to fees paid in 2022 relating to the SPAC transaction, a decrease in professional fees by $12.7 million in FY 2023 comparing to FY 2022, In addition,during FY 2023 Swvl began optimizing technology costs in addition to the downscaling of business to consumer operations which is relevant to the technology tools consumptions, whith such redition in technology costs amounting to $7.8 million. Other reductions also following the profitability plan comprising of the customer experience costs, travel and accommodation, office and other expenses, amounted to $2.8 million, $1.3 million and $1.8 million respectively.

Selling and Marketing Expenses

	Year Ended December 31
			FY 2022 - FY 2023
($million)	2023	2022	% Change
Selling and marketing expenses	$0.09	$17.5	(99)%

Selling and marketing expenses for FY 2023 were approximately $0.09 million, a decrease of approximately $17.41 million, or 99%, decrease compared to FY 2022. This decrease was due to the Group implementing its portfolio optimization plan, pursuant to which it put a hold on all marketing activities for cost reduction purposes. In addition, in FY 2022 the Group witnessed significant growth activities due to business acquisitions in multiple locations. Growth expenses in 2023 was $6,000 compared to $8.6 million in FY 2022, and the staff costs decreased significantly from $7.42 million to $0.03 million in FY2022. Furthermore, the offline marketing expenses decreased from $1.4 million in FY 2022 to $0.04 million in FY2023.

Provision for Expected Credit Losses

	Year ended December 31
			FY 2022 - FY 2023
($million)	2023	2022	% Change
Provision for expected credit losses	$0.53	$0.87	(34)%

Provision for expected credit losses for FY 2023 was approximately $0.53 million, a decrease of approximately $0.33 million, or approximately 34%, compared to FY 2022. This is a minor decrease resulting the increased efforts to improve the working capital cycle and collections as the Group now depends on working capital as main way of financing operations.

Other income/(expense), net

	Year ended December 31
			FY 2022 - FY 2023
($million)	2023	2022	% Change
Waiver of creditors balance	18.65	—	**
Others	0.18	0.54	(67)%

** Percentage not meaningful

Other income/(expenses), net in FY 2023 were approximately $18.8 million, all of which relate to the creditors settlement Swvl executed during 2023 reflecting an 85% decrease of the total liabilities that were settled.

Finance Income and Finance Cost

	Year ended December 31
			FY 2021 - FY 2022
($million)	2023	2022	% Change
Finance income	$0.09	$0.21	(57)%
Finance costs	$0.12	$3.45	(96)%

Finance income for FY 2023 was approximately $0.09 million, as compared to $0.21 million for FY 2022. The finance income is mainly driven by dividend income which are generated from the Group’s cash sweep account and short-term treasury bills. As cash reserves decreased in FY2023 compared to 2022 the dividends income was also decreased.

Finance costs for FY 2023 were approximately $0.12 million, as compared to $3.45 million for FY 2022. The decrease in finance costs was primarily due to a $ 2.7 million cost of acquiring facility, related to the B. Riley equity line financing in FY2022 and interest on convertible notes amounted to $0.4 million which both instruments were converted in FY2022 and has no impact on FY2023 costs. The Finance costs were mainly interest expense for financial lease and other financial liability.

Change in fair value of financial liabilities

	Year Ended December 31
			FY 2022 -FY 2023
($million)	2023	2022	% Change
Changes in fair value of financial liabilities	1.2	109.72	(90)%

Change in fair value of financial liabilities for FY 2023, was approximately a gain of $1.2 million, compared to a gain of $109.72 million in FY 2022. This gain in FY 2022 was driven by a change in fair value of $34.1 million in our derivative warrant liabilities and a $75.55 million change in fair value of the earnout liabilities, both on account of the decrease in share price during FY 2022. The earnouts had no value during FY2023 and therefore there was no movement, Warrants also decreased in value with an amount of $1.2 million given the reverse stock split which increased the exercise price for the warrants. Accordingly the exercise probability was very and the value becameimmaterial.

Change in fair value of deferred purchase price

	Year Ended December 31
			FY 2022 -FY 2023
($million)	2023	2022	% Change
Change in fair value of deferred purchase price	0.73	31.84	(98)%

Change in fair value of deferred purchase price for FY 2023 was $0.73 million on account of change in share price, whereas FY 2022 was approximately a gain of $31.8 million. Gain on both financial periods was primarily attributable to a change in fair value related to acquisitions that took place during FY 2022, as all acquisitions were against share issuance from Swvl on multiple tranches except for acquisition of Volt Line which had a cash component. The fair value gains are on account of the decrease in share price between the acquisition date which purchase was accounted for using the fair value of the share at the acquisition date and the share fair value on the issuance of shares date. In 2022 the decline in share value was approximately 98% between the acquisition date and the settlement or reporting dates, which incurred significant fair value gain. In 2023, the share price dropped around 47% between December 31st 2022 and the settlement or reporting date in 2023, which accordingly resulted in less fair value gains triggered by the change in share prices.

Change in fair value of employee share based scheme reserve

	Year Ended December 31
			FY 2022 -FY 2023
($million)	2023	2022	% Change
Change in fair value of employee share based scheme reserve	(1.63)	36.27	(105)%

Change in fair value of employee share based scheme reserve for FY 2023 was mainly impacted by the RSU issuance during the period. The fair value of RSUs on December 31st 2022 was $3.25 while issued subsequently during January and Febrauary 2023 with an average fair value that ranged between $5.00 and $6.00. The fairvalue appreciation in RSU liability was accounted for as a fair value loss, The huge gain in comparison to 2022 was triggered by the decline in share price and the decreased probability of the share awards exercised due to the high strike prices.

Recapitalization costs

	Year Ended December 31
			FY 2022 -FY 2023
($million)	2023	2022	% Change
Recapitalization costs	—	139.61	*

* Percentage not meaningful

This expense was a one time expense related to the business merger for the SPAC entity, and recapitalization costs for FY 2022 was approximately a loss of $139.61 million. This represents the difference in the fair value of the shares issued by the Group, the accounting acquirer, and the fair value of the SPAC’s, accounting acquiree’s, identifiable net assets represent a service received by the accounting acquirer. This difference is considered as cost of listing (recapitalization) and recorded in the consolidated statement of profit or loss.

Impairment of financial assets

	Year Ended December 31
			FY 2022 -FY 2023
($million)	2023	2022	% Change
Impairment of financial assets	—	10.00	*

* Percentage not meaningful

Impairment of financial assets for FY 2023 was nil, while in FY 2022 this impairment was primarily on account of previously-announced transaction termination whereby Swvl would acquire Zeelo. The acquisition transaction was announced on April 28, 2022 and was expected to close in the second quarter of 2022. All pre-completion obligations were met, but following financial market volatility, Swvl and Zeelo mutually agreed to terminate the planned transaction.

Swvl Global FZE, a subsidiary of Swvl, previously funded an approximately $10 million convertible promissory note to Zeelo. In connection with the termination of the acquisition transaction, Swvl Global FZE and Zeelo mutually agreed to terminate the convertible promissory note and Swvl Global FZE forgave the balance thereunder.

Impairment of assets

	Year Ended December 31
			FY 2022 -FY 2023
($million)	2023	2022	% Change
Impairment of assets	—	46.38	*

*Percentage not meaningful

There was no impairment of assets for FY 2023 as most of the impairment charge was recorded approipately in FY2022 which was approximately $46.38 million. This impairment is related to assets owned by the discontinued operations, as those assets were not expecting to generate any future economic benefits given the cease of operations in the selected locations to be discontinued.

Tax

	Year Ended December 31
			FY 2022 -FY 2023
($million)	2023	2022	% Change
Income tax benefit	0.04	3.23	(99)%

Tax benefit for FY 2023 was approximately $0.04 million, a decrease of approximately $3.19 million, or 99% compared to FY 2022. The decrease was primarily attributable to the decrease in taxable losses incurred in Swvl Egypt which is the location that carried forward losses can be used in according to the local tax law and the nature of those assets.

Loss from discontinued operations

	Year Ended December 31
			FY 2022 -FY 2023
($million)	2023	2022	% Change
Loss from discontinued operations	1.05	24.83	(96)%

Loss from discontinued operations for FY 2023 was approximately $1.05 million, compared to $24.8 million in FY 2022. Loss from discontinued operations represents all losses made in locations where Swvl has decided not to continue operations during FY 2022 on account of the portfolio optimization program. As most of the entities were discontinued in FY2022 so all of the charges related to those entities were disclosed in the loss from discounted operations, in accordance with IFRS, loss from discontinued operations must be included in the current financial statements for all periods presented, for FY 2022, loss from discontinued operations primarily consisted of losses in Swvl entities in Germany, Spain, Argentina, Jordan, Kenya, Turkey and Pakistan which were operating until November 2022. In 2023 the only operating entity was the entity in Mexico which was discontinued in September 2023. Other immaterial administrative charges for the entities are still undergoing liquidation.

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

	Year Ended December 31
	2023	2022
Total Bookings (in millions) (1)	29.33	42.97
Total Ticket Fares (in millions) (2)	$22.85	$44.09
Average Ticket Fare (3)	$0.78	$1.03
Total Available Seats (in millions) (4)	30.56	46.91
Cost per Available Seat (5)	$0.61	$0.93
Utilization (6)	96%	92%
Adjusted EBITDA (in millions) (7)	4.55	(51.03)
Number of corporate customers (8)	245	289

Notes:

(1)	Total Bookings is an operating measure representing the total number of seats booked by riders and corporate customers (completed or cancelled) on our platform, over the period of measurement.
(2)	Total Ticket Fares is an operating measure representing the total dollars processed on Swvl’s platform for seats booked.
(3)	Average Ticket Fare is an operating measure representing the average fare charged to riders and corporate customers per booked seat, calculated as Total Ticket Fares divided by the Total Bookings, over the period of measurement.
(4)	Total Available Seats is an operating measure representing the total number of seats made available on our platform (whether utilized or not), over the period of measurement.
(5)	Cost per Available Seat means the average cost to Swvl for each seat made available on our platform, calculated as cost of sales divided by Total Available Seats, over the period of measurement. Cost per Available Seat is a function of Total Available Seats, and does not vary based on utilization.
(6)	Utilization is an operating measure representing the level of occupancy of the seats made available on our platform (i.e., the proportion of the seats made available on our platform that were occupied by riders), calculated as Total Bookings divided by Total Available Seats, over the period of measurement.
(7)	Adjusted EBITDA is a non-IFRS financial measure calculated as loss for the year adjusted to exclude: (i) depreciation of property and equipment, (ii) depreciation of right-of-use assets, (iii) employee share-based payments charges, (iv) foreign exchange gains/losses, (v) provision for employees’ end of service benefits, (vi) indirect tax expenses, (vii) finance income, (viii) finance costs, (ix) transaction costs relating to the Business Combination and (x) tax. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure please see the section entitled “Reconciliation of Non-IFRS Financial Measures.”

(8)	Number of corporate contracts is an operating measure representing the total number of contracts with corporates for our B2B offerings which were active during the period of measurement. This operating measure is useful to us as we continue to expand our B2B offerings as it assists management with quantifying sales efficiencies and growth.

Total Bookings

Total Bookings is an operating measure defined as the total number of seats booked by riders and corporate customers on our platform, over the period of measurement. We use this metric to measure the actual volume of seats booked on our platform and utilized on our fleet (including full capacity of completed routes for TaaS customers without regard to actual utilization).

	Year ended December 31
			FY 2022 - FY 2023
($million)	2023	2022	% Change
Business to consumer	1.81	5.55	(67)%
Business to business	27.57	37.42	(26)%
Total Bookings	29.38	42.97	(32)%

Total Bookings decreased from 42.97 million during FY 2022 to 29.38 million during FY 2023. The decrease is a result of the optimization plan in which the focus was on profit margins more than the total number of bookings or the total sale turnover.

Total Ticket Fares

Total Ticket Fares is an operating measure representing the total dollars processed on Swvl’s platform for seats booked (the “Total Ticket Fares”). We use Total Ticket Fares as an indicator of our growth and business performance as it measures the dollar volume of transactions on our platform. Total Ticket Fares has historically increased as our business has grown. During FY 2023 and following the optimization plan, the strategy focused on profitability more than growth, which led to scale down operations in certain areas,with certain projects that are not able to meet the profitability requirements Total Ticket Fares decreased to $22.85 million from $44.10 million during FY 2022, due to the increase in corporate accounts which has higher volume and also the increase in average ticket fare.

	Year ended December 31
			FY 2022 - FY 2023
($million)	2023	2022	% Change
Business to customer	6.22	13.60	0.54
Business to business	16.64	30.50	0.45
Total Ticket Fares	22.85	44.10	0.48

Average Ticket Fare

Average Ticket Fare means the average fare charged to riders and corporate customers per booked seat, calculated as Total Ticket Fares divided by the Total Bookings, over the period of measurement. We use Average Ticket Fare internally to evaluate how we are pricing our seats and routes to corporate customers in relation to the Cost per Available Seat to ensure we maintain our target margins. During 2023 because most of the Group operations are carried in Egypt and revenue is generated in EGP, the average ticket fare was lower in USD although there was no significant change in pricing in EGP. Accordingly Average Ticket Fare decreased during FY 2023, with an Average Ticket Fare of $0.78 compared to $1.03 during FY 2022.

Total Available Seats

Total Available Seats represents the total capacity of rides available on our platform (whether utilized or not), and is the aggregate of the number of seats made available on our platform. This measure includes both used and unused seats on our platform. We track Total Available Seats internally to ensure we optimize the capacity available on the platform. We review it together with our Total Bookings, as the relationship between these two metrics drives our utilization. Total Available Seats has historically increased as our business has grown. During FY 2023,and following the portfolio optimization group, Total Available Seats decreased to 30.56 million reflecting a 35% decrease.

	Year ended December 31
			FY 2022 - FY 2023
($million)	2023	2022	% Change
Total Available Seats	30.56	46.91	(35)%

Cost per Available Seat

Cost per Available Seat means the average cost to Swvl for each seat made available on our platform (whether utilized or not) and is calculated as cost of sales divided by Total Available Seats, over the period of measurement. We track Cost per Available Seat internally to ensure that the cost at which suppliers are joining our platform reduces with time. We review it together with our Average Ticket Fare, as the relationship between these two metrics have a material impact on our margins. While Cost per Available Seat has historically tended to decrease over time for each offering within a single geography, the overall Cost per Available Seat is influenced by changes in ride distance and geographic mix. Cost per Available Seat decreased from $0.93 during the year ended December 31, 2022 to $0.61 during FY 2023, primarily as a result of efforts for cost optimization through acquiring supply at less costs.

Utilization

Utilization means the level of occupancy of the seats made available on our platform (i.e. the proportion of the seats made available on our platform that were occupied by riders), calculated as Total Bookings divided by Total Available Seats, over the period of measurement. We track utilization internally to ensure that the level of occupancy of the seat capacity increases with time. Utilization increased to 95.69% during FY 2023, with an average compared to 0.61% during FY 2022. This is due to focus on network optimization to higher utilization and higher profitable routes following the portfolio optimization program.

	Year Ended December 31
			FY 2022 -FY 2023
($ million)	2023	2022	% Change
Utilization	95.69%	91.60%	4%

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

	Year ended December 31
			FY 2022 - FY 2023
	2023	2022	% Change
Number of corporate contracts	199	289	-31%

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

Reconciliation from Loss for the Year to Adjusted EBITDA

	Year Ended December 31
($million)	2023	2022
Profit/ (Loss) for the year from continuing operations	4.12	(100.96)
Add: Depreciation of property and equipment	0.36	0.49
Add: Depreciation of right-of-use assets	0.36	0.95
Add: Amortization of intangible assets	0.03	1.35
Add: Provision for employees’ end of service benefits	—	(0.18)
Add/Less: Employee share scheme charges	1.63	(36.27)
Add: Impairment of financial assets	—	10.00
Add: Impairment of assets	—	46.38
Add: Recapitalization cost	—	139.61
Less: Change in fair value of deferred purchase price	(0.73)	—
Add: Finance income and costs, net	0.03	0.55
Add/Less: Change in fair value of financial liabilities	(1.21)	(109.72)
Less: Tax	(0.04)	(3.23)
Adjusted EBITDA	4.55	(51.03)

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash and cash equivalents raised from cash generated from operating activities and the issuance of shares.

Our total assets exceeded our total liabilities by approximately $5.9 million for FY 2023 compared to $2.6 million in FY 2022. We incurred a profit for the year of approximately $3.05 million for 2023 and incurred losses of $123.5 million during FY 2022. In addition, we had accumulated losses of approximately $329 million and $332 million as of December 31, 2023 and December 31, 2022. To support our business plans, we have generated net cash flows from financing activities approximating to $0.34 million and $125.06 million of cash during FY 2023 and FY 2022 respectively through issuance of shares,and other equity instruments. We have generated net cash flows from investing activities approximating to $8.7 million during FY 2023 and used $8.08 million in investing activities during FY 2022. . As of December 31, 2023 and 2022, we had cash and cash equivalents of approximately $2.9 million and $2.6 million, respectively.

Subsequently, during the fiscal year ending December 31, 2023, Swvl obtained additional proceedings amounting to $12 million on account of selling Urbvan ($9.5 million net of selling costs) and have issued 253,834 common A shares through our equity financing line amounting to $789,462 during the fiscal year ending December 31, 2023.

Our cash and cash equivalents consist primarily of cash with banks or other financial institutions that is unrestricted as to withdrawal and use. Our cash and cash equivalents are primarily denominated in U.S. Dollars as well as in local currencies of the markets where we operate.

We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date of this Report. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, and funds raised in connection with the Business Combination, including proceeds raised from the private placement financing in conjunction with the Business Combination (the “PIPE Financing”) and the funds released from the SPAC’s trust account after giving effect to any redemptions. These factors raise substantial doubt about our ability to continue as a going concern.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31
($million)	2023	2022
Cash flow from/(used in):
Operating Activities	(9.05)	(117.67)
Investing Activities	8.79	(8.08)
Financing Activities	0.34	125.06
Net increase (decrease) in cash and cash equivalents	0.031	(0.69)

Operating Activities

Net cash used in operating activities was $9.1 million for FY 2023, primarily consisting of $3.06 million profit for the year before tax adjusted for certain non-cash items. The net change in operating assets and liabilities is primarily the result of non-cash income ,finance cost, listing costs, changes in fair value of deferred purchase price and financial liabilities, impairment of assets and employee share-based payments charge equating to $13.5 million net impact offset by a $1.9 million increase in working capital mainly on account of a reduction in trade receivables of $3.91 million.

Net cash used in operating activities was $117.6 million for FY 2022, primarily consisting of $126.8 million of loss for the year before tax, adjusted for certain non-cash items, which included $3.6 million of finance cost charges related to the embedded derivatives relating to the Swvl Convertible Notes, $36 million employee share-based payments charges, a $0.87 million provision for expected credit losses, $1.2 million of depreciation expense related to right-of-use assets, a $0.17 million provision for employees’ end of service benefits, and less than $0.6 million of depreciation expense related to property and equipment. The net change in operating assets and liabilities is primarily the result of a $11.4 million decrease in trade and other receivables (on account of improved collections), a $3.7 million decrease in accounts payables, accruals and other payables and a $0.9 increase in prepaid expenses and other current assets.

Investing Activities

Net cash generated from investing activities was $8,79 million for FY 2023, which primarily consisted of $8.4 million proceeds from disposal of subsidiaries as well as $0.66 million received from sub-lease activities. This was reduced by the purchase of intangible assets amounting to $0.25 million and $0.017 million as well as the purchase of property and equipment.

Net cash used in investing activities was $8.08 million in FY 2022, consisting of purchases of financial assets which amounted to $5 million, payments for acquisition of subsidiaries which amounted to $0.73 million and the purchase of intangible assets and property and equipment, which included the purchase of fixtures and furniture. Leasehold improvements amounted to $1.66 million and $0.81 respectively, which was reducedby $0.13 million received from sub-lease activities.

Financing Activities

Net cash provided by financing activities was $ 0.34 million for FY 2023, primarily consisting of $0.78 million of share issuance, offset by lease liabilities paid during the year which amounted to $0.45 million.

Net cash provided by financing activities was $125 million for FY 2022, primarily consisting of $100.4 million of share issuance and $26.3 million in proceeds from the issuance of convertible notes, offset by lease liabilities and other finance costs paid during the year which amounted to $1.72 million.

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

Capital Expenditures

Our capital expenditures amounted to approximately $0.017 million for FY 2023, approximately $0.8 million in FY 2022. Our historical capital expenditures are primarily related to additions and purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops While we are an asset-light business, we expect to moderately increase our capital expenditures to meet the expected growth in scale of our business and as we expand geographically and bolster our existing offerings. We expect that cash received in connection with the Business Combination and cash from operating activities and financing activities will be used to meet our capital expenditure and marketing spend needs in the foreseeable future.

Indebtedness

We issued the Swvl Convertible Notes in an aggregate principal amount of $54.1 million to certain noteholders between March 8, 2021 and March 31, 2022. Upon consummation of the Business Combination, the Swvl Convertible Notes were cancelled, extinguished and converted into the right to receive Ordinary Shares.

In addition to the above, between August 25, 2021 and March 31, 2022, certain PIPE (as defined below) Investors effectively pre-funded Swvl with the Swvl Exchangeable Notes. Upon consummation of the Business Combination, the Swvl Exchangeable Notes were automatically exchanged for Ordinary Shares at an exchange price of $8.50-$9.50 per share (as applicable).

Off-Balance Sheet Arrangements

As of December 31, 2023, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2023.

	Payments Due by Period
($million)	<1 year	1-5 years	>5 years	Total
Convertible Notes	0	0	—	0
Lease Liabilities Commitments	0.65	1.14	—	1.79
Deferred and Contingent Consideration	1.2	—	—	1.2

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and directors.

Name	Age	Position(s)
Executive Officers
Mostafa Kandil	31	Chief Executive Officer, Chairman
Abdullah Mansour	33	Interim Chief Financial Officer

Non-Employee Directors
Dany Farha	50	Lead Independent Director
Esther Dyson	70	Independent Director
Victoria Grace	46	Independent Director
Ahmed Sabbah	29	Director
Ayman Ismail	60	Independent Director
Youssef Salem	31	Director

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

Youssef Salem has served on the Swvl Board since February 2024. Mr. Salem previously served as Swvl’s Chief Financial Officer from September 1, 2021 to March 31, 2023, where he led accounting, tax, treasury, financial planning and analysis functions. From April 2023 until the present, Mr. Salem has served as Chief Financial Officer of ADNOC Drilling. Prior to joining Swvl, Mr. Salem spent nine years in investment banking at Moelis & Company and QInvest LLC, where he executed M&A, capital raises and other financing transactions across numerous sectors, including infrastructure, technology, media and telecommunications, financial services and real estate. Mr. Salem was previously an Adjunct Professor of Practice at the American University in Cairo. Mr. Salem received a Bachelor of Science in Actuarial Science from the American University in Cairo and is a CFA Charter-holder and Fellow of the Society of Actuaries.

B. Compensation

Swvl Executive and Senior Management Team Compensation

The amount of compensation, including benefits in kind but excluding Swvl Options, which are addressed in separate sections below, accrued or paid to Swvl’s executives and senior management team with respect to FY 2023 is described in the table below:

(Dollars in thousands)	All individuals
Base salary	$0.36
Bonuses	$—
Additional benefit payments	$0.093
Total cash compensation	$0.46

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

Aggregate Equity Award Information as of December 31, 2023 for directors and senior management

Swvl’s directors, executives and senior management held 52,643 Swvl Options (both vested and unvested) with a weighted average exercise price of $313 as of December 31, 2023, and expiration dates that are ten years following their original grant date (subject to earlier expiration as described below).

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

The initial share limit under the 2021 Plan is 16,116,286 (644,651 post reverse split). Such share limit will increase annually on the first day of each fiscal year beginning fiscal year 2023 by the number of Swvl Securities equal to the lesser 5% of (i) the total outstanding Swvl Securities on the last day of the prior fiscal year or (ii) such lesser amount determined by the Swvl Board.

Employment Arrangements with Swvl Executive Officers

Certain executive officers of Swvl are party to employment agreements with Swvl or its subsidiaries. Please see the section entitled “Item 7. Major Shareholders and Related Party Transactions.”

C. Board Practices

Board Composition

The Swvl Board is comprised of seven directors and is divided into three classes with staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Swvl’s directors are divided among the three classes as follows:

●	the Class I directors are Esther Dyson, Ahmed Sabbah and Ayman Ismail and their terms will expire at the annual general meeting of shareholders to be held in 2025;
●	the Class II director is Youssef Salem and his term will expire at the annual general meeting of shareholders to be held in 2025; and
●	the Class III directors are Mostafa Kandil, Victoria Grace and Dany Farha and their terms will expire at the annual general meeting of shareholders to be held in 2024.

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

Director Independence

Each member of the Swvl Board, other than Mostafa Kandil, Ahmed Sabbah and Youssef Salem, qualifies as independent, as defined under the listing rules of Nasdaq.

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

Nominating and Corporate Governance Committee

The members of Swvl’s nominating and corporate governance committee comprise of Ms. Dyson. Swvl’s nominating and corporate governance committee assists the Swvl Board with its oversight of and identification of individuals qualified to become members of the Swvl Board, consistent with criteria approved by the Swvl Board, and selects, or recommends that the Swvl Board selects, director nominees, develops and recommends to the Swvl Board a set of corporate governance guidelines and oversees the evaluation of the Swvl Board.

Code of Conduct

The Swvl Board has adopted a code of conduct (the “Code of Conduct”) which applies to all of Swvl’s employees, officers and directors, as well as all of Swvl’s contractors, consultants, suppliers and agents in connection with their work for Swvl. The Code of Conduct is posted on Swvl’s at www.swvl.com. Swvl intends to disclose future amendments to, or waivers of, the post-combination company’s Code of Conduct, as and to the extent required by SEC regulations, at the same location on Swvl’s website identified above or in public filings. Information contained on Swvl’s website is not incorporated by reference into this Report, and you should not consider information contained on Swvl’s website to be part of this Report.

Compensation Committee Interlocks and Insider Participation

None of the members of Swvl’s compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Swvl Board or compensation committee.

D. Employees

As of December 31, 2023, we had 312 full-time (or full-time equivalent) employees based primarily in Dubai and Egypt, including 272 in operations, 15 in engineering and data analytics,17 in accounting and finance and 8 in marketing. None of our employees are represented by a labor union, and we consider our relations with employees to be good. To date, we have not experienced any work stoppages.

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

	Swvl	% of Swvl’s
	Ordinary	Ordinary
Beneficial Owner	Shares	Shares
Five Percent Holders of Swvl:

Queen’s Gambit Holdings LLC (1) (11)	345,000	5.08%
Memphis Equity Ltd. (2) (7)	715,723	10.53%
VNV (Cyprus) Limited (3) (7) (8)	578,497	8.51%
DiGame Africa (4) (7) (9)	411,918	6.065%

Directors and Executive Officers of Swvl: (5)

Mostafa Kandil (7) (10)	2,060,235	23%
Abdullah Mansour	*	*
Dany Farha (2) (6)	715,723	10.54%
Esther Dyson (2)	*	*
Victoria Grace (1)	582,333	5.08%
Ahmed Sabbah	*	* %
Ayman Ismail	*	* %
Youssef Salem	558,840	6%
All Directors and Executive Officers of Swvl as a Group (Eight Individuals)	3,917,131	44.62%
*	Less than one percent.
(1)	Consisting of 345,000 Ordinary Shares and 237,333 Sponsor Warrants. Queen’s Gambit Holdings LLC is the record holder of the shares reported herein. Victoria Grace is the managing member of Queen’s Gambit Holdings LLC.

(2)	Investment and voting decisions for securities held by Memphis Equity Ltd. are made by the investment committee of Memphis Equity Ltd., which, Swvl has been informed by Memphis Equity Ltd., consists of Dany Farha and Yousef Hammad.
(3)	Investment and voting decisions for securities held by VNV (Cyprus) Limited are made by a majority of the members of the board of directors of VNV (Cyprus) Limited, which Swvl has been informed by VNV (Cyprus) Limited, is comprised of Boris Sinegubko, Eleni Chrysostomides, Georgia Chrysostomides and Chrystalla Dekatris.
(4)	Investment and voting decisions for securities held by DiGame Africa are made by a majority of the members of the board of directors of DiGame Investment Company, which Swvl has been informed by DiGame Africa, is comprised of Samer Salty, Shane Tedjarati, Esther Dyson, Samir Mikati and Samir Hammami.
(5)	The business address for each director and executive officer of Swvl is The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.
(6)	Consists of 715,723 Ordinary Shares held by Memphis Equity Ltd. and deemed beneficially owned by Mr. Farha as a result of his membership on the investment committee of Memphis Equity Ltd.
(7)	Party to the Shareholders’ Agreement, which is filed as Exhibit 4.6 to this Report.
(8)	The number of Ordinary Shares beneficially owned by VNV (Cyprus) Limited is based on the information disclosed on the Schedule 13D filed with the SEC on April 8, 2022.
(9)	The number of Ordinary Shares beneficially owned by DiGame Africa is based on the information disclosed on the Schedule 13D filed with the SEC on April 11, 2022.
(10)	The number of Ordinary Shares beneficially owned by Mostafa Kandil is based on the information disclosed on the Schedule 13D filed with the SEC on April 8, 2022.
(11)	The number of Ordinary Shares beneficially owned by Queen’s Gambit Holdings LLC is based on the information disclosed on the Schedule 13D filed with the SEC on April 7, 2022.

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

B. Related Party Transactions

VNV (Cyprus) Loan

VNV (Cyprus) is one of Swvl major shareholders with current percentage ownership of 8.5% (578,497 Common A shares). On June 30, 2023, Swvl and VNV entered into a loan agreement for the express purpose of extending the term of coverage under the Directors’ and Officers’ liability insurance. The loan amount is $0.13 million with an interest of 10 per cent per annum. The loan was fully repaid in December, 2023.

Payment on Behalf Board Members

Board Members Ayman Ismail, Esther Dyson, Victoria Grace and Danny Farha agreed on June 30, 2023 to collectively pay on behalf of Swvl an amount of $0.5 million in aggregate ($0.13 million for each) for the express purpose of extending the term of coverage under the Directors’ and Officers’ liability insurance. The amount paid on behalf of Swvl was reimbursed to the mentioned Board Members upon the closing sale of the subsidiary in Mexico.

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

On December 26, 2023, Swvl and Swvl Global FZE executed an amendment to Mr. Kandil’s employment agreement pursuant to which his annual base salary was reduced to $327,000.

In addition, on December 26, 2024, the Board of Directors of Swvl approved a grant of RSUs to Swvl’s Chief Executive Officer, Mostafa Kandil, and its former Chief Financial Officer, Youssef Salem. Mr. Kandil was issued 1,758,242 RSUs and Mr. Salem was issued 557,692 RSUs, each vesting on March 31, 2024. The RSUs were issued pursuant to their respective employment agreements with Swvl and were issued in consideration for services provided to Swvl or its affiliates.

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

Grant of Stock Options to Executive Officers and Directors

On March 31, 2022, Swvl granted Mr. Kandil an Initial Kandil Option Award (consisting of an option to purchase 130,495 Swvl Ordinary Shares) with an exercise price of $10 per share and subject to a four-year vesting term, with 25% of the shares underlying such applicable grant vesting on the first anniversary of the grant date, and the remainder vesting in 12 equal quarterly installments following such anniversary and subject to the terms of Mr. Kandil’s employment agreement discussed above and the terms of the 2021 Plan as discussed in the section of this Report entitled “Item 6. Directors, Senior Management and Employees-Compensation- Swvl 2021 Omnibus Incentive Compensation Plan.”

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

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Swvl Public Company Articles. The summary does not purport to be a summary of all of the provisions of the Swvl Public Company Articles. Please refer to the Swvl Public Company Articles, filed as Exhibit 1.1 to this Report, for more information.

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

Among other things, certain of the shareholders of Swvl, pursuant to the lock-up agreements entered into in connection with the Business Combination and the Sponsor Agreement, may not transfer their Ordinary Shares during the 6 or 12 month period (as applicable) following consummation of the Business Combination. Additionally, any Swvl securities received in the Business Combination by persons who are or become affiliates of Swvl for purposes of Rule 144 under the Securities Act may be resold only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of Swvl generally include individuals or entities that control, are controlled by or are under common control with, Swvl and may include the directors and executive officers of Swvl, as well as its significant shareholders.

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

Inspection of Books and Records

A member of Swvl is entitled, on giving written notice to Swvl, to inspect (a) the Swvl Public Company Articles; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the Swvl Public Company Articles, the directors may, if they are satisfied that it would be contrary to the interests of Swvl to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

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

C. Material Contracts

Viapool Stock Purchase Agreement

On January 14, 2022, we acquired a 51% controlling interest in Viapool, a company incorporated under the laws of the State of Delaware, pursuant to a stock purchase agreement. Viapool is engaged in the development, implementation and commercialization of new mobility and transport systems, including different services and connecting travelers with buses and private cars in Argentina. The total value of the purchase consideration is approximately $4.5 million in cash and shares.

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

Institutional Investor Securities Purchase Agreement

On August 10, 2022, we entered into a securities purchase agreement with the Institutional Investor pursuant to which we sold 12,121,214 (484,849 post reverse split) Ordinary at a purchase price of $1.65 per Ordinary Share, which purchase price included series A and series B warrants of the Company immediately exercisable upon issuance for one Ordinary Share at an exercise price of $1.65. The series A warrants provide the right to purchase up to 12,121,214 (484,849 post reverse split) Ordinary Shares for a period of five years. The series B warrants provide the right to purchase up to 6,060,607 (242,424 post reverse split) Ordinary Shares for a period of two years. A.G.P./Alliance Global Partners acted as the sole placement agent for the Private Placement and received customary compensation for its services, including the issuance thereto of 121,212 Ordinary Shares.

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

Definitive Agreement for the Disposition of Shotl transportation

Effective February 22, 2023, we entered into a definitive agreement with Former Shotl Shareholders , to sell the shares in Shotl as part of our Portfolio Optimization Program. Pursuant to the agreement, former shareholders acquired full control of Shotl Transportation, with the purchase price of $0.37 million

Definitive Agreement for the Disposition of Swvl Pakistan

Effective April 15, 2023, we and our subsidiary, Swvl Pakistan, entered into a definitive agreement with Mr. Danish Elahi, to sell the shares in Swvl Pakistan as part of our Portfolio Optimization Program. Pursuant to the agreement, Mr. Danish Elahi acquired 99.99% of all the issued and outstanding shares in Swvl Pakistan, with the purchase price of $20,000. After the acquisitions Mr. Muhammad Arid Shafi owns 0.01% of all the issued and outstanding shares in Swvl Pakistan.

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

Special Considerations For U.S. Holders that Acquired Our Interests As A Result of the Business Combination. As a result of the Business Combination, the application of the PFIC tests for the taxable year ending December 31, 2023 (the “2023 Tax Year”) will reflect the assets and income of the SPAC for the period prior to Closing, and the income and assets of the Company following Closing. Accordingly, the application of the PFIC test in the 2023 Tax Year could differ from the application of the PFIC tests in other years. In addition, U.S. Holders who received their Warrants or Ordinary Shares in exchange for the warrants issued by SPAC at the time of SPAC’s initial public offering or ordinary shares issued by SPAC (“SPAC Shares”) pursuant to the Business Combination (“Former SPAC Holders”) should consult the Form F-4 section entitled “Material Tax Considerations” and their own tax advisors about special PFIC rules that apply to them as a result of their historic ownership of these respective interests.

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

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including stock, securities, or cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Change in fair value of employee share based scheme reserve for FY 2023 Foreign Financial Assets), subject to certain exceptions. An interest in the Company constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult with their own tax advisors regarding the foreign financial asset and other reporting obligations and their application to their ownership of Ordinary Shares and Warrants.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act.

The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

For a listing of our subsidiaries, see the section of this Report entitled “Item 4.C. Information on the Company-Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

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

We were not exposed to price risk as of December 31, 2023, as we have no financial instruments which are sensitive to market prices.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants

There were 17,433,333 (697,330 post reverse split) warrants outstanding as of the consummation of the Business Combination, consisting of 11,500,000 (459,997 post reverse split) Warrants and 5,933,333 (237,333 post reverse split) Sponsor Warrants.

Each Warrant represents the right to purchase one Ordinary Share at a price of $287.50 per share in cash. The Warrants are exercisable thirty (30) days after the consummation of the Business Combination and expire upon the earlier of (a) the date that is five (5) years after the consummation of the Business Combination and (b) a liquidation of the Company.

The exercise price of the Warrants, and the number of Ordinary Shares issuable upon exercise thereof, is subject to adjustment under certain circumstances, including if Swvl (a) pays any dividend in Ordinary Shares, (b) subdivides the outstanding Ordinary Shares or (c) pays an extraordinary dividend in cash.

Once the Warrants are exercisable, Swvl has the right to redeem not less than all of the Warrants at any time prior to their expiration, at a redemption price of $0.0025 per warrant, if (i) the last reported sales price of Ordinary Shares is at least $450 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third (3rd) trading day prior to the date on which notice of the redemption is given and (ii) an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, is available throughout the 30-day redemption period or the Company has elected to require the exercise of the Warrants on a “cashless basis.”

In addition, once the Warrants are exercisable, Swvl has the right to redeem not less than all of the Warrants at any time while exercisable and prior to their expiration, at a redemption price of $0.0025 per warrant, if the last reported sales price of Ordinary Shares is at least $250 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third (3rd) trading day prior to the date on which notice of the redemption is given; provided that during the 30-day period following notice of the redemption, holders of the Warrants are entitled to exercise such warrants on a “cashless basis” and to receive a number of Ordinary Shares determined by reference to an agreed table based on the redemption date and the “fair market value” (as defined in the Warrant Agreement) of Ordinary Shares.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in Ordinary Shares, Swvl will round down to the nearest whole number of shares to be issued to the warrant holder.

In accordance with the Warrant Agreement, the Sponsor Warrants have terms identical to the Warrants, except that, so long as the Sponsor Warrants are held by the Sponsor or a permitted transferee, the Sponsor Warrants (a) may not be redeemed by Swvl and (b) may be exercised on a cashless basis for a number of Ordinary Shares equal to the quotient of (i) the product of (A) the number of Ordinary Shares underlying such warrant multiplied by (B) the excess of the “fair market value” (as defined below) over the exercise price of such warrant divided by (ii) the “fair market value.” For purposes of this paragraph, “fair market value” is equal to the average last reported sale price of the Ordinary Shares as reported for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the warrant is sent to the warrant agent. In addition, such Sponsor Warrants may not be transferred, sold or assigned by the holder thereof until the date that is thirty (30) days after the consummation of the Business Combination.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weaknesses described below, as of December 31, 2023, our disclosure controls and procedures were not effective. We are in the process of undertaking certain remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

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

As described in Item 3.D. “Risk Factors,” as of December 31, 2023, we have material weaknesses in our internal control over financial reporting relating to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Swvl’s consolidated financial statements.

Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

In connection with the preparation of its financial statements as of and for the year ended December 31, 2023, Swvl and its independent registered public accounting firm identified material weaknesses in Swvl’s internal control over financial reporting related to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Swvl’s consolidated financial statements.

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

For more information on our internal control over financial reporting, please see the sections of this Report entitled “Item 3D. Risk Factors.”Swvl has identified material weaknesses in its internal control over financial reporting. If for any reason Swvl is unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, Swvl’s ability to produce accurate and timely consolidated financial statements may be impaired, which may harm Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl.

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

	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022
Audit Fees	$425,000	$1,050,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$425,000	$1,050,000

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

As permitted by Nasdaq Rule 5615(a)(3)(A), Swvl follows home country practice in lieu of Nasdaq corporate governance requirements with respect to Nasdaq Rule 5635(d). Nasdaq Rule 5635(d) generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s shares or voting power for less than a price that is the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement or (ii) the average Nasdaq Official Closing Price (as reflected on Nasdaq.com) of the shares for the five trading days immediately preceding the signing of the binding agreement. The British Virgin Islands do not require shareholder approval prior to such issuances. Swvl, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, Swvl follows home country practice and is exempt from the requirements to obtain shareholder approval for the issuance of 20% or more of its outstanding ordinary shares under Nasdaq Listing Rule 5635(d).

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

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

J. Insider Trading Policies

Disclosure under this item is not yet required in this annual report.

K. Cybersecurity

The Swvl Board and senior management recognize the critical importance of maintaining the trust and confidence of our clients, business partners and employees. Our management, led by our Chief Executive Officer and Chief Financial Officer, is actively involved in the oversight of our risk management efforts, and cybersecurity represents an important component of the Company’s overall approach to enterprise risk management (“ERM”). Our cybersecurity processes and practices are fully integrated into the Company’s ERM efforts. In general, we seek to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

The responsibility for assessing and managing risks from cybersecurity threats primarily rests with the Head of Engineering. Head of Engineering plays a pivotal role in ensuring the security and resilience of our systems and data against cyber threats as he possesses a deep understanding of our technological infrastructure, software development processes, and inherent security requirements. Our Engineering and IT Team follows the below Cybersecurity policy:

Brief & Purpose

Swvl’s cyber security outlines the guidelines for limiting and managing the risk of security related incidents that would impact our customers, data and technology infrastructure.

While we continue to implement technical solutions, cyber security practices and alerts to improve our response to any potential cyber security risk, it’s still important to address the most common weakest link in any security platform; the human factor.

Scope

This policy applies to all Swvl employees, vendors, suppliers, and anyone who has permanent or temporary access to our systems, offices and hardware across the globe in any of our physical hubs or remotely.

Components

●	Confidential Data
●	Personally Identifiable Information (PII)
●	Digital devices and IT assets
●	Passwords
●	Email & Textual Communication Security
●	API Keys, Service Accounts and Cryptographic Keys

Disciplinary Action

Swvl recognizes that the price of learning is mistakes. However, continued behavior that compromises the security of our customers and organization is not be accepted or tolerated. Employees who fail to adhere to this policy may face disciplinary action:

◾	First-time, unintentional, small-scale breach of policy:

A verbal warning shall be issued along with the necessary security training.

◾	Intentional, repeated or large-scale breach of policy:

Severe disciplinary action up to and including termination, as well as legal litigation.

Risk Management and Strategy

As one of the critical elements of our overall ERM approach, our cybersecurity efforts are focused on the following key areas:

●	Governance: Management oversees cybersecurity risk mitigation and reports to the Swvl Board any cybersecurity incidents. Further, our Audit Committee periodically discusses cybersecurity. Our engineering management has prior work experience in cybersecurity and possess relevant degrees and certifications.
●	Collaborative Approach: We have implemented a cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.
●	Technical Safeguards: We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

Third parties also play a role in our cybersecurity. We engage third-party service providers to conduct evaluations of our security controls, independent audits or consulting on best practices to address new challenges.

While we have experienced cybersecurity threats in the past in the normal course of business and expect to continue to experience such threats from time to time, to date, none have had or are reasonably likely to have a material adverse effect on our business, financial condition, results of operations or cash flows. Even with the approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us.

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

Exhibit No.	Description

4.21†	Non-Employee Director and Advisor Board Member Compensation Policy (incorporated by reference to Exhibit 4.21 to the Form 20-F filed on April 15, 2022 (File no. 001-41339)).

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

4.31	Sale and Purchase Agreement, dated September 6, 2023, by and among Kolors, Inc. and Urbvan Mobility Limited..

4.32†	Employment Agreement, dated December 15, 2021, by and among Abdullah Mansour and Swvl For Smart Transport Applications and Services.

4.33	Share Acquisition Agreement, dated April 15, 2023, by and among Danish Elahi and Swvl Pakistan (Pvt.) Ltd.

4.34†

Amendment No. 1 to Employment Agreement, dated December 26, 2023, by and among Mostafa Kandil, Holdings and Swvl Global FZE (incorporated by reference to Exhibit 99.2 to the Form 6-K filed on December 29, 2023).

4.35†	Form of RSU Award Agreement (incorporated by reference to Exhibit 99.2 to the Form 6-K filed on December 29, 2023).

8.1*	List of Subsidiaries of Swvl Holdings Corp.

12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer.

13.1**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer.

13.2**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer.

97*	Clawback Policy

101.INS	XBRL Instance Document

101.SCH	XBRLTaxonomy Extension Schema Document

101.CAL	XBRLTaxonomy Extension Calculation Linkbase Document

101.DEF	XBRLTaxonomy Extension Definition Linkbase Document

101.LAB	XBRLTaxonomy Extension Label Linkbase Document

Exhibit No.	Description

101.PRE	XBRLTaxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).

* Filed herewith

** Furnished herewith

† Indicates a management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SWVL HOLDINGS CORP

April 30, 2024	By:	/s/ Mostafa Kandil
		Name:	Mostafa Kandil
		Title:	Chief Executive Officer

Swvl Holdings Corp and its subsidiaries

Consolidated financial statements

as of December 31 2023

Consolidated financial statements as of December 31 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Swvl Holdings Corp

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Swvl Holdings Corp (the “Parent Company”) and its subsidiaries (together the “Group”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group incurred a net profit of $3,056,476 during the year ended December 31, 2023 (a net loss of $123,579,448 for the year ended 31 December, 2022), and as of that date, the Group’s accumulated losses is $329,506,304 ($332,562,780 as at 31 December 2022) and has negative operating cash flows of $9,105,229 ($117,037,512 for the year ended 31 December 2022). These conditions, along with other matters as set forth in Note 2.2, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Basis for opinion (continued)

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

Dubai, United Arab Emirates

April 30, 2024

Swvl Holdings Corp and its subsidiaries

Consolidated statement of financial position - As of 31 December 2023

(All amounts are shown in USD unless otherwise stated)

	Note	2023	2022
ASSETS
Non-current assets
Property and equipment	5	751,693	1,270,838
Intangible assets	6	225,776	10,534,278
Right-of-use assets	20.1	484,362	815,646
Sublease receivables	20.2	—	553,029
Deferred tax assets	29.2	9,468,808	18,708,988
		10,930,639	31,882,779

Current assets
Trade and other receivables	10	5,327,877	14,815,432
Prepaid expenses and other current assets	11	2,142,194	3,298,377
Sublease receivables	20.2	571,022	648,523
Cash and cash equivalents	12	2,922,755	1,538,347
		10,963,848	20,300,679
Assets classified as held for sale	34	1,261	5,279,098
Total assets		21,895,748	57,462,556

EQUITY AND LIABILITIES
EQUITY
Share capital	13	16,979	13,903
Share premium	13	347,295,152	343,435,529
Employee share scheme reserve	14	507,677	773,666
Foreign currency translation reserve	15	(11,466,066)	(4,347,257)
Reserve of disposal groups classified as held for sale	15	2,106,737	(492,474)
Accumulated losses		(329,506,304)	(332,562,780)
Equity attributable to equity holders of the Parent Company		8,954,175	6,820,587

Non-controlling interests		(3,039,317)	(4,191,394)
Total equity		5,914,858	2,629,193

LIABILITIES
Non-current liabilities
Provision for employees’ end of service benefits		—	267,751
Derivative warrant liabilities	18.1	106,420	1,317,091
Deferred purchase price	7	—	194,093
Accounts payable, accruals and other payables	19	83,961	—
Lease liabilities	20.3	1,021,716	1,592,111
		1,212,097	3,371,046

Current liabilities
Deferred purchase price	7	1,207,682	7,425,488
Accounts payable, accruals and other payables	19	7,829,837	33,418,502
Current tax liabilities		627,068	1,027,404
Due to related party	31	131,523	—
Lease liabilities	20.3	640,695	751,015
		10,436,805	42,622,409
Liabilities directly associated with assets classified as held for sale	34	4,331,988	8,839,908
Total liabilities		15,980,890	54,833,363
Total equity and liabilities		21,895,748	57,462,556

Swvl Holdings Corp and its subsidiaries

Consolidated statement of comprehensive income - For the year ended 31 December 2023

(All amounts are shown in USD unless otherwise stated)

	Note	2023	2022	2021
Continuing operations
Revenue	21	22,852,263	44,099,610	25,563,945
Cost of sales	22	(18,741,277)	(43,581,963)	(31,349,979)
Gross income/(loss)		4,110,986	517,647	(5,786,034)

General and administrative expenses	23	(10,226,561)	(62,918,437)	(69,029,507)
Selling and marketing expenses	24	(93,431)	(17,520,448)	(12,190,989)
Provision for expected credit losses	10	(535,340)	(873,442)	(1,101,614)
Other income/(expenses), net	26	18,834,177	548,823	(807)
Operating profit / (loss)		12,089,831	(80,245,857)	(88,108,951)

Finance income	27	97,553	209,434	126,449
Loss on disposal of subsidiaries	34	(8,285,250)	—	—
Change in fair value of financial liabilities	16,18	1,210,671	109,720,648	(44,330,400)
Change in fair value of deferred purchase price	7	727,134	31,844,346	—
Change in fair value of employee share compensation schemes		(1,636,738)	36,155,857	—
Recapitalization cost	35	—	(139,609,424)	—
Impairment of financial assets	8	—	(10,000,880)	—
Impairment of assets	6,34	—	(46,381,441)	—
Finance cost	28	(129,355)	(3,666,643)	(1,494,693)
Profit / (loss) before tax from continuing operations		4,073,846	(101,973,960)	(133,807,595)

Income tax benefit	29.1	41,305	3,225,251	4,718,036

Profit / (loss) for the year from continuing operations		4,115,151	(98,748,709)	(129,089,559)

Discontinued operations
Loss for the year from discontinued operations	34	(1,058,675)	(24,830,739)	(12,399,838)
Profit / (loss) for the year		3,056,476	(123,579,448)	(141,489,397)

Attributable to:
Equity holders of the Parent Company		3,056,476	(116,496,525)	(141,416,132)
Non-controlling interests		—	(7,082,923)	(73,265)
		3,056,476	(123,579,448)	(141,489,397)

Profit / (loss) per share attributable to equity holders of the Parent Company
Basic	30	0.45	(18.28)	(20.92)
Diluted	30	0.28	(18.28)	(20.92)

Profit / (loss) per share attributable to equity holders of the Parent Company for continuing operations
Basic	30	0.61	(14.61)	(19.10)
Diluted	30	0.37	(14.61)	(19.10)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations, net of tax	15	(5,299,295)	(5,290,594)	(409,511)
Total comprehensive loss for the year		(2,242,819)	(128,870,042)	(141,898,908)

Attributable to:
Equity holders of the Parent Company		(2,242,819)	(121,787,119)	(141,825,643)
Non-controlling interests		—	(7,082,923)	(73,265)
		(2,242,819)	(128,870,042)	(141,898,908)

Swvl Holdings Corp and its subsidiaries

Consolidated statement of changes in equity - As of 31 December 2023

(All amounts are shown in USD unless otherwise stated)

								Equity/(deficit)
					Reserve for	Foreign		attributable to
				Share-based	disposal	currency		equity holders of
		Share	Share	compensation	group held	translation	Accumulated	the Parent	Non-controlling	Total
	Note	Capital	Premium	reserve	for sale	reserve	losses	Company	interests	equity/(deficit)
As at January 1, 2021		8,529	88,873,188	3,318,292	—	860,374	(74,650,123)	18,410,260	—	18,410,260

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	(141,416,132)	(141,416,132)	(73,265)	(141,489,397)
Other comprehensive loss for the year		—	—	—	—	(409,511)	—	(409,511)	—	(409,511)
		—	—	—	—	(409,511)	(141,416,132)	(141,825,643)	(73,265)	(141,898,908)

Issuance of shares		—	—	—	—	—	—	—	139,643	139,643
Employee share scheme reserve		—	—	33,611,231	—	—	—	33,611,231	—	33,611,231
		—	—	33,611,231	—	—	—	33,611,231	139,643	33,750,874
As at December 31, 2021		8,529	88,873,188	36,929,523	—	450,863	(216,066,255)	(89,804,152)	66,378	(89,737,774)

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	(116,496,525)	(116,496,525)	(7,082,923)	(123,579,448)
Other comprehensive loss for the year		—	—	—	—	(5,290,594)	—	(5,290,594)	—	(5,290,594)
		—	—	—	—	(5,290,594)	(116,496,525)	(121,787,119)	(7,082,923)	(128,870,042)

Issuance of shares	13	1,970	31,887,125	—	—	—	—	31,889,095	—	31,889,095
Issuance of shares to PIPE Investors	13	397	39,663,603	—	—	—	—	39,664,000	—	39,664,000
Issuance of shares to SPAC shareholders	13	1,395	—	—	—	—	—	1,395	—	1,395
Conversion of convertible notes	13	1,612	145,952,505	—	—	—	—	145,954,117	—	145,954,117
Recapitalizations costs	13	—	121,077,329	—	—	—	—	121,077,329	—	121,077,329
Costs attributable to the issuance of shares in connection with the business combination	13	—	(8,467,766)	—	—	—	—	(8,467,766)	—	(8,467,766)
Fair value of shares earnouts	13	—	(75,550,455)	—	—	—	—	(75,550,455)	—	(75,550,455)
Acquisition of a subsidiary	13	—	—	—	—	—	—	—	2,825,151	2,825,151
Share-based compensation reversal	14	—	—	(36,155,857)	—	—	—	(36,155,857)	—	(36,155,857)
Discontinued operations	34	—	—	—	(492,474)	492,474	—	—	—	—
		5,374	254,562,341	(36,155,857)	(492,474)	492,474	—	218,411,858	2,825,151	221,237,009
As at December 31, 2022		13,903	343,435,529	773,666	(492,474)	(4,347,257)	(332,562,780)	6,820,587	(4,191,394)	2,629,193

Total comprehensive loss for the year
Profit for the year		—	—	—	—	—	3,056,476	3,056,476	—	3,056,476
Other comprehensive loss for the year		—	—	—	953,002	(6,252,297)	—	(5,299,295)	—	(5,299,295)
		—	—	—	953,002	(6,252,297)	3,056,476	(2,242,819)	—	(2,242,819)

Issuance of shares during the year		3,076	3,859,623	(551,640)	—	—	—	3,311,059	—	3,311,059
Discontinued operations	34	—	—	—	866,512	(866,512)	—	—	—	—
Share - based compensation charge		—	—	285,651	—	—	—	285,651	—	285,651
Disposal of subsidiaries	34	—	—	—	779,697	—	—	779,697	1,152,077	1,931,774
		3,076	3,859,623	(265,989)	1,646,209	(866,512)	—	4,376,407	1,152,077	5,528,484
As at December 31, 2023		16,979	347,295,152	507,677	2,106,737	(11,466,066)	(329,506,304)	8,954,175	(3,039,317)	5,914,858

Swvl Holdings Corp and its subsidiaries

Consolidated statement of cash flows - For the year ended 31 December 2023

(All amounts are shown in USD unless otherwise stated)

	Note	2023	2022	2021
Profit / (loss) before tax from continued operations		4,073,846	(101,973,960)	(133,807,595)
Loss before tax from discontinued operations		(1,058,675)	(24,830,739)	(12,399,838)
Profit / (loss) for the year before tax		3,015,171	(126,804,699)	(146,207,433)

Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property and equipment	5	356,288	604,304	182,402
Depreciation of right-of-use assets	20.1	364,116	1,216,495	541,218
Amortization of intangible assets	6	32,375	2,455,243	15,963
Provision for expected credit losses	10	535,340	873,442	1,327,104
Loss from sale of subsidiaries		8,285,250	—	—
Other income		(18,834,177)	—	—
Gain on recognition of sublease receivable		—	(87,026)	—
Sublease income	20.2	(37,706)	(8,340)	—
Provision for employees’ end of service benefits, net of reversals		—	(171,447)	704,614
Finance cost	28	12,192	3,466,593	1,400,067
Listing costs		—	139,609,424	—
Change in fair value of deferred purchase price	7	(727,134)	(31,844,346)	—
Change in fair value of financial liabilities	16,18	(1,210,671)	(109,720,648)	44,330,400
Impairment of assets		—	46,381,441	—
Impairment of financial assets		—	10,000,880	—
Employee share-based payments charges / (reversals)	14	285,651	(36,155,857)	33,611,231
		(7,923,305)	(100,184,541)	(64,094,434)
Changes in working capital:
Trade and other receivables		3,917,812	(11,489,377)	(4,825,451)
Prepaid expenses and other current assets		995,660	(2,584,987)	(868,620)
Accounts payable, accruals and other payables		(6,471,125)	(3,571,712)	8,259,002
Current tax liabilities		244,206	793,105	(635,821)
Due to related parties		131,523	—	36,091
		(9,105,229)	(117,037,512)	(62,129,233)
Payment of employees’ end of service benefits		—	(635,314)	(5,507)
Net cash flows used in operating activities		(9,105,229)	(117,672,826)	(62,134,740)

Cash flows from an investing activity
Purchase of property and equipment	5	(17,237)	(817,586)	(319,471)
Proceeds from disposal of subsidiaries		8,400,000	—	—
Purchase of financial assets	8	—	—	(10,000,880)
Payment for acquisition of subsidiary, net of cash acquired	7	—	(743,292)	(823,446)
Sublease rentals received	20.2	668,236	138,410	—
Purchase of financial assets		—	(5,000,010)	—
Purchase of intangible assets	6	(258,151)	(1,666,934)	(2,222)
Net cash flows generated from / (used in) investing activities		8,792,848	(8,089,412)	(11,146,019)

Cash flows from financing activities
Proceeds from issuance of share capital		789,462	60,787,038	—
Proceeds from issuance of convertible notes		—	26,336,000	73,206,415
Proceed from PIPE subscription		—	39,664,000	—
Payments of external loan		—	(134,830)	—
Repayment of loan from related party		—	(195,270)	—
Finance cost paid		—	(543,432)	(2,653)
Finance lease liabilities paid, net of accretion	20.3	(445,571)	(850,773)	(482,389)
Net cash flows generated from financing activities		343,891	125,062,733	72,721,373

Net increase / (decrease) in cash and cash equivalents		31,510	(699,505)	(559,386)
Cash and cash equivalents at the beginning of the year		2,696,276	9,529,723	10,348,732
Effects of exchange rate changes on cash and cash equivalents		196,230	(6,133,942)	(259,623)
Cash and cash equivalents at the end of the year	12	2,924,016	2,696,276	9,529,723
Non-cash financing and investing activities:
Settlement of deferred purchase price		5,377,829	—	—
Issuance of shares during the year		3,073,237	3,432,493	—
Fair value of shares earnouts		—	(75,550,455)	—
Acquisitions of non-controlling interests		—	(3,036,641)	—
Costs attributable to the issuance of shares		—	8,467,766	—
Conversion of convertible notes		—	145,952,505	—
Property and equipment additions through acquisition of business		—	(586,452)	—
Intangible assets additions through acquisition of business		—	(20,580,000)	—

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023

1	Establishment and operations

Swvl Holdings Corp (the “Parent Company”) (formerly known as “Pivotal Holdings Corp”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and was registered on 23 July 2021. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.

The consolidated financial statements as at 31 December 2023 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Street 1, Dubai, United Arab Emirates.

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

1.1	Reverse recapitalization

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

1	Establishment and operations (continued)
1.1	Reverse recapitalization (continued)

Pursuant to the terms of the Business Combination Agreement, at the Closing Date, among other things, each shareholder of Swvl Inc.’s outstanding a) Common Shares A, b) Common Shares B and c) Class A, B, C, D and D-1 preferred shares received approximately 1,510 (“Conversion Ratio”) shares of the Parent Company’s common shares A and the contingent right to receive certain Earnout Shares (Note 13), for each share of the Company’s common shares, par value $0.0001 per share in exchange of original shares. The conversion ratio was calculated by dividing the total number of shares to be allocated to the pre-Business Combination shareholders (which was obtained by dividing the valuation by $10 SPAC share price) by the number of shares outstanding pre-Business Combination. Owing to the nature of the transaction, the comparative figures have been recast.

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

The business combination agreement was an extraordinary transaction that took place in 2022 as part of the SPAC and listing procedures, there was no any similar transactions or impact of this transaction incurred in the financial period ending as of 31 December 2023.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

1	Establishment and operations (continued)
1.2	Consolidated subsidiaries

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

As of 31 December 2023, the Group still maintained control for all subsidiaries, however, certain subsidiaries were decided to be held for sale or to be discontinued, subsidiaries listed below will be presented with the same alignment.

i)	Continued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	31-Dec-23	31-Dec-22	business activities
Swvl Inc.	British Virgin Islands	100%	100%	Holding company
Pivotal Merger Sub Company I	Cayman Islands	100%	100%	Merger entity
Swvl Global FZE	UAE	100%	100%	Headquarters and management activities
Swvl for Smart Transport Applications and Services LLC	Egypt	99.80%	99.80%	Providing a technology
Swvl Technologies FZE	UAE	100%	100%	platform to enable
Swvl Saudi for Information Technology	Kingdom of Saudi Arabia	100%	100%	passenger transportation

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

1	Establishment and operations (continued)
1.2	Consolidated subsidiaries (continued)
ii)	Discontinued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	31-Dec-23	31-Dec-22	business activities
Swvl Pakistan (Private) Ltd.	Pakistan	—	99.99%
Swvl NBO Limited	Kenya	100%	100%
Swvl Technologies Ltd.	Kenya	100%	100%	Providing a technology
Smart Way Transportation LLC (i)	Jordan	—	—	platform to enable
Swvl My For Information Technology SDN BHD	Malaysia	100%	100%	passenger transportation
Shotl Transportation, S.L.	Spain	—	55%
Viapool Inc. (ii), a direct subsidiary of Swvl Global FZE	Delaware, USA	51%	51%	Holding company
Movilidad Digital SAS (ii), a subsidiary of Viapool, Inc.	Argentina	51%	51%
Viapool SRL (ii), a subsidiary of Viapool, Inc.	Argentina	51%	51%	Providing a technology
Viapool SPA (ii), a subsidiary of Viapool, Inc.	Chile	51%	51%	platform to enable
Swvl Brasil Tecnologia LTDA (ii), a subsidiary of Viapool, Inc.	Brazil	51%	51%	passenger transportation
Swvl Germany GmbH (formerly “Blitz B22-203 GmbH”) (iii), a direct subsidiary of Swvl Inc.	Germany	100%	100%	Holding company
Door2Door GmbH (iii), a subsidiary of Swvl Germany GmbH	Germany	100%	100%	Providing a technology platform to enable passenger transportation
Volt Lines B.V. (iv), a direct subsidiary of Swvl Global FZE.	Netherlands	—	100%	Holding company
Volt Lines Akilli Ulasim Teknolojileri ve Tasimacilik AS (iv), a subsidiary of Volt Lines B.V.	Turkey	—	100%	Providing a technology platform to enable
Volt Lines MENA limited (iv), a subsidiary of Volt Lines B.V.	UAE	—	100%	passenger transportation
Urbvan mobility ltd., a direct subsidiary of Swvl Global FZE.	Cayman entity	—	100%	Holding company
Urbvan intermediate holdings, llc, a subsidiary of Urbvan mobility ltd.	Delaware, USA	—	100%
Commute technologies s.a.p.i. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	—	100%	Providing a technology
Urbvan commute operations s.a.p.i. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	—	100%	platform to enable
Ops transit mobility, s.a. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	—	100%	passenger transportation
ID vans, s.a.p.i. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	—	100%
Admin mobility, s.a. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	—	100%

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

(i)	The Parent Company’s subsidiary Smart Way Transportation LLC (Jordan) was incorporated during the year ended 31 December 2021. The subsidiary is currently legally owned by a member of the Group’s management and is in the process of a legal ownership transfer to the Group. During the year, the Group’s board of directors resolved to discontinue the subsidiary’s operations (Note 34). As of 31 December 2023, the company is still in liquidation process. The subsidiary has been consolidated based on the beneficial ownership and effective control.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

1	Establishment and operations (continued)
1.2	Consolidated subsidiaries (continued)
(ii)	The Parent Company acquired 51% of the shares of Viapool Inc., a company based in Delaware, USA (Note 7) and holding each of Movilidad Digital SAS, Viapool SRL, Viapool SPA and Swvl Brasil Tecnologia LTDA. As part of the Group portfolio optimization program, it was decided later in 2022, that Viapool Inc. and its subsidiaries to be liquidated (Note 34). As of 31 December 2023, the company is still in liquidation process.
(iii)	The Parent Company acquired 100% of the shares of Blitz B22-203 GmbH, a company based in Germany (Note 7), and subsequently Blitz B22-203 GmbH acquired 100% of the shares of Door2Door GmbH. As part of the Group portfolio optimization program, it was decided later in 2022 that both companies to file for insolvency, which was formally proceeded in 2023 (Note 34) As of 31 December 2023, the company is still under the liquidation process.
(iv)	The Parent Company acquired 100% of the shares of Volt Line BV, a company based in Netherlands (Note 7) and holding each of Volt Lines Akilli Ulasim Teknolojileri ve Tasimacilik AS and Volt Lines MENA limited. As part of the Group portfolio optimization program, Volt line BV and its subsidiaries was decided to be sold during 2022, which was consummated on 26th January 2023 (Note 34).
(v)	The Parent Company acquired 100% of the shares of Urbvan Mobility Ltd., a company incorporated under the laws of Mexico (Note 7) and holding each of Urbvan Intermediate Holdings, based in Delaware, Commute Technologies S.A.P.J and Urbvan Commute Operation S.A.P.J, both based in Mexico. The company and its subsidiaries were sold in September 2023.

2	Summary of significant accounting policies

The principal accounting policies applied by the Group in the preparation of these consolidated financial statements are set out below.

2.1	Basis of preparation
i)	Compliance with IFRS

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements have been approved by the Board of Directors on 30 April 2024.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.2	Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business. The Group had net profits of $4.1 million from continued operations and $3.05 million after discontinued operations losses (losses of $98.7 million and $123.5 million respectively for the year ended 31 December 2022), accumulated losses of $329.5 million as at 31 December 2023 ($332.5 million as at 31 December 2022), and negative operating cash flows of $9.1 million for the year ended 31 December 2023 (negative of $117.4 million for the year ended 31 December 2022). Even though there are events or conditions that give rise to doubt regarding the ability of the Group to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements, management has mitigated these doubts through a twelve months business plan.

The Group self-funded its operations primarily through 2023 using positive working capital following the portfolio optimization plan which focused on profitable operations and positive cashflow projects.

During 2023, the Group’s Board of Directors resolved to discontinue operations of non-profitable subsidiaries whose cash flows are unlikely to turn positive which proceeds were used to settle outstanding liabilities or support continuing operations growth.

In January 2023, the Group finalized sale of Voltlines B.V for an amount of $ 5,000,000, which was used to settle the deferred purchase price owed to the original shareholders of the subsidiary (Note 34).

In September 2023, the Group finalized the sale of Urbvan Mobility Ltd. for an amount of $ 12,000,000 ($9,355,867 net of selling costs) (Note 34) which was used to settle the Group’s liabilities and supporting the continuing operations’ growth. Further, throughout 2023, management has entered into a number of settlement agreements with the Group’s creditors (Note 26). These agreements discharge the Group from a portion of the liabilities owed to the creditors. Those settlement agreements have further contributed to strengthening the Group’s financial position throughout 2023.

In addition to the above, management has performed a going concern assessment for a period of twelve months from the date of approval of these consolidated financial statements to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. Management has assumed growth rates through the twelve months following the issuance date of these consolidated financial statements based on (i) historical data, (ii) the operational results subsequent to the financial reporting date up to the date of the assessment, and (iii) sales projections and strategic operational expansion plans within existing markets. This assessment indicates that the Group has sufficient liquidity to settle liabilities as they become due for the next twelve months.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.3	Initial application of a standard, amendment or an interpretation to existing standards
i)	New standards, amendments to published approved accounting and reporting standards and interpretations which are effective during the year

The group has applied the following standards and amendments for the first time for its annual reporting for the period commencing 1 January 2023:

●	IFRS 17 Insurance Contracts
●	Definition of Accounting Estimates – amendments to IAS 8
●	International Tax Reform – Pillar Two Model Rules – amendments to IAS
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – amendments to IAS 12
●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

ii)	Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Group
●	Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
●	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
●	Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements
●	Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback

The amendments listed above have been published but are not mandatory for 31 December 2023 reporting periods and have not been early adopted by the Group. These amendments are not expected to have a material impact on then entity in the current or future reporting periods and on foreseeable future transactions.

2.4	Basis of consolidation
i)	Subsidiaries

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.5	Foreign currencies
i)	Functional and presentation currency

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

ii)	Foreign currency transactions

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

iii)	Group companies

On consolidation, the assets and liabilities of foreign operations are translated to USD at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions or an appropriate average rate. Equity elements are translated at the date of the transaction and not retranslated in subsequent periods. The exchange differences arising on translation for consolidation are recognised in Other Comprehensive Income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

2.6	Non-current assets (or disposal groups) held for sale and discontinued operations

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.6	Non-current assets (or disposal groups) held for sale and discontinued operations (continued)

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the consolidated financial statements. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the consolidated statement of comprehensive income.

2.7	Property and equipment

Recognition and measurement

Items of property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Capital work in progress is stated at cost and subsequently transferred to assets when it is available for use. Cost of an item of property and equipment comprises its acquisition cost including borrowing costs and all directly attributable costs of bringing the asset to working conditions for its intended use. Such costs include the cost of replacing part of the plant and equipment when that cost is incurred, if the recognition criteria are met. Repair and maintenance costs are recognised in the consolidated statement of comprehensive income as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of assets as follows:

Years
Furniture, fittings and equipment	3 – 5
Leasehold improvements	5

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at each financial year end to determine whether there is an indication of impairment. If any such indicator exists, an impairment loss is recognised in the consolidated statement of comprehensive income. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount, as detailed in the impairment section of this note below.

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of comprehensive income in the year the asset is derecognised.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.7	Property and equipment (continued)

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

2.8	Intangible assets

Acquired intangible assets other than goodwill comprise of operating and software licenses, developed technology, customer relationships and trade names. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.8	Intangible assets (continued)

Intangible assets with finite lives are typically amortized on a straight-line basis over their estimated useful lives, typically 3 to 10 years for the developed technology, customer relationships and trade names, useful life for the obtained software and operating licenses depends on the licenses validity and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of comprehensive income in the expense category consistent with the function of the intangible assets.

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

2.9	Business combination and goodwill

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.9	Business combination and goodwill (continued)

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows.

2.10	Deferred transaction cost

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

2.11	Cash and cash equivalents

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.15	Convertible notes

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

Interest-bearing loans are recognised initially at fair value, net of transaction costs incurred. Interest-bearing loans are subsequently stated at amortised cost; any difference between the proceeds and the redemption value is recognised in the consolidated statement of comprehensive income over the term of the loan using the effective interest method. Interest-bearing loans are classified as non-current liabilities when the Group has an unconditional right to defer settlement of the liabilities for more than twelve months after the reporting date.

2.18	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

i)	Identifying a lease

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.18	Leases (continued)

Group as a lessee (continued)

i)	Identifying a lease (continued)

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

ii)	Right-of-use assets

At the commencement date, the Group recognises a right-of-use asset and a lease liability presented separately on the consolidated statement of financial position.

iii)	Short-term leases and leases of low-value assets

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.18	Leases (continued)

Group as a lessee (continued)

iv)	Lease liability

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

The Group recognises the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the re-measurement in the consolidated statement of comprehensive income.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.18	Leases (continued)

Group as a lessee (continued)

iv)	Lease liability (continued)

The Group exercises the exemptions available to apply a portfolio approach to their leases when assessing application of the discount rate and lease term.

The Group accounts for a lease modification as a separate lease if both:

●	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and
●	the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

Group as a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

i)	Operating lease

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

ii)	Finance lease

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset. The Group reviews the contractual arrangements it enters into with its customers. In instances where the contract conveys the right to control the use of the identified asset for substantially all the economic benefits and the right to direct the use, such contracts are accounted for as a finance lease. The amounts due from the lessee are recorded in the consolidated statement of financial position as financial assets (finance lease receivables) and are carried at the amount of the net investment in the lease after making provision for impairment.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.19	Provisions

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.21	Financial instruments
2.21.1	Financial assets

The financial assets consist of the following:

i)	Cash and cash equivalents;
ii)	Current financial assets (financial asset at fair value through profit or loss); and
iii)	Trade and other receivables – the Group’s customers include individuals (Business to customer) and corporate customers (TaaS):
●	Regular – individual riders (not corporate customers) on intracity routes;
●	Travel – individual riders (not corporate customers) on intercity routes; and
●	Transport as a Service (‘TaaS’) – customised transport services to corporate customers.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.21	Financial instruments (continued)
2.21.1	Financial assets (continued)

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

i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash held in current and savings accounts, deposits held at call with financial institutions, and other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

ii)	Current financial assets (financial assets at fair value through profit or loss)

For debt instruments at fair value through profit or loss, fair value changes, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the consolidated statement of comprehensive income.

iii)	Trade and other receivables

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.21	Financial instruments (continued)
2.21.1	Financial assets (continued)

Impairment of financial assets (continued)

ii)	Trade and other receivables

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.22	Revenue recognition

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.22	Revenue recognition (continued)

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.22	Revenue recognition (continued)

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

2.23	Earnings per share

Basic earnings/(loss) per share amounts are calculated by dividing the loss of the Group by the weighted average number of ordinary shares in issue during the financial period.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.24	Taxes

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

2.26	Earnout liabilities

Earnout liabilities are initially recognized at fair value at their inception, and subsequently at fair value at each reporting date. Valuation of shares earnout liability is measured using an appropriate valuation model which considers various factors such as the current trading stock price, equity volatility and cost of equity. The change in fair value of the earnout liabilities is recognized in the consolidated statement of comprehensive income.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

2	Summary of significant accounting policies (continued)
2.27	Derivative warrant liabilities

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

2.28	Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification.

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

2.29       Financial reporting in hyperinflationary economies

The Group’s subsidiary located in Argentina is operating in a hyperinflationary economy. Accordingly, the results, cash flows and financial position of this subsidiary have been expressed in terms of the measuring unit current, at the end of the year.

The price index identification and movement are indicated as below:

Argentina
Price index identity	Consumer
price index
(Basis points)
Price index level at 1 Jan 2023	1,134
Price index level at 31 December 2023	3,533
Change in index	2,399

Since the operations of the subsidiary listed above were discontinued in 2022, the hyperinflation adjustment is included as part of the results of discontinued operations (Note 34).

3	Financial risk management objectives and policies

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

3	Financial risk management objectives and policies (continued)
3.1.1	Interest rate risk

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

Interest rate sensitivity

Effect
USD
31 December 2023
+/- 100 basis point increase	12,935
31 December 2022
+/- 100 basis point increase	37,968
31 December 2021
+/- 100 basis point increase	458,251

3.1.2	Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group is not exposed in its transactions denominated in AED, SAR, as it is pegged against USD. The Group is exposed to currency risk because of the Group’s net investments in foreign subsidiaries. The Group’s significant exposure is from the point the cash flows of the transactions are forecasted up to the point of settlement of the resulting receivable or payable that is denominated in the foreign currency.

The following are exchange rates applied during the year in respect of currencies where the Group has significant exposures to currency risk:

	Spot rate		Average rate
	At 31 December		At 31 December
	2023	2022	2023	2022
EGP	30.97	24.75	30.65	18.87
KES	157.28	123.30	139.32	117.76
PKR	—	226.70	—	202.86
EUR	1.10	1.07	1.08	1.05
MYR	4.59	4.41	4.55	4.39
ARS	809.71	176.74	261.60	127.44
CLP	876.42	848.18	837.50	870.28
BRL	4.85	5.28	4.99	5.15
TRY	—	18.69	—	16.35
MXN	—	19.49	17.78	20.10

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

3	Financial risk management objectives and policies (continued)
3.1	Market risk (continued)

3.1.2Currency risk (continued)

Sensitivity analysis

A 10% strengthening/weakening of the following currency against USD currency at 31 December would have increased/decreased financial instruments by USD equivalent amounts shown below:

	At 31 December
	2023	2022	2021
	USD	USD	USD
EUR to USD	241,043	329,551	77,070
EGP to USD	232,797	471,056	92,200
ARS to USD	101,488	209,497	—
KES to USD	43,250	35,975	29,966
MYR to USD	1,235	1,069	12,942
TRY to USD	—	75,661	—
PKR to USD	—	7,113	66,060
MXN to USD	—	525,816	—
Pre-tax impact	619,813	1,655,738	278,238

3.1.3	Other price risk

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

3	Financial risk management objectives and policies (continued)
3.2	Credit risk (continued)

The carrying value of the financial assets represents the maximum credit exposure, which is as follows:

Exposure to credit risk

	At 31 December
	2023	2022
	USD	USD
Trade and other receivables	5,327,877	14,815,432
Cash and cash equivalents	2,921,086	1,536,852
Sublease receivables	571,022	1,201,552
	8,819,985	17,553,836

(i)	Expected credit losses on trade receivables

As at 31 December 2023

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	1,944,166	236,350	73,680	135,003	104,733	41,880	101,313	1,354,050	3,991,175
Loss rate	8%	15%	24%	33%	48%	65%	85%	100%	45%
Expected credit losses	161,118	36,310	17,436	44,483	50,759	27,354	85,969	1,354,050	1,777,479

As at 31 December 2022

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	3,865,645	1,983,182	598,130	652,163	275,739	267,476	160,497	1,013,536	8,816,368
Loss rate	4%	11%	15%	26%	35%	46%	58%	83%	21%
Expected credit losses	171,462	228,046	88,002	171,216	96,976	122,403	92,345	842,436	1,812,886

(i)	Totals of expected credit losses as a percentage of the exposure may not tie due to percentage rounding.
(ii)	Payment terms are typically 30-45 days.
(iii)	Following the portfolio optimization plans (Note 34), there has been significant focus on improving liquidity through collections from corporate accounts with high outstanding receivables.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

3	Financial risk management objectives and policies (continued)
3.2	Credit risk (continued)
(ii)	Expected credit losses on customer wallet receivables

As at 31 December 2023

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	22,602	9,546	40,942	49,618	46,961	65,738	76,341	404,207	715,955
Loss rate	9%	18%	27%	36%	45%	59%	77%	99%	77%
Expected credit losses	2,034	1,718	11,054	17,863	21,132	38,457	58,401	400,170	550,829

As at 31 December 2022

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	510,097	1,903	41,485	2,630	158,160	175,577	325,757	379,933	1,595,542
Loss rate	—	—	—	23%	32%	45%	63%	84%	41%
Expected credit losses	—	—	—	592	49,820	79,010	205,227	317,723	652,372

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

3	Financial risk management objectives and policies (continued)
3.3	Liquidity risk (continued)

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to contractual maturity dates excluding the impact of netting agreements. The amounts disclosed in the table below are the contractual undiscounted cash flows.

		Between one	Between two
	Maturity up	and two	and three
	to one year	years	years	Total
	USD	USD	USD	USD
31 December 2023
Accounts payable, accruals and other payables	7,810,902	83,961	—	7,894,863
Lease liabilities	653,117	657,270	481,518	1,791,905
Deferred purchase price	1,207,682	—	—	1,207,682
Current tax liabilities	627,068	—	—	627,068
Due to related parties	131,523	—	—	131,523
Derivatives warrant liabilities	—	106,420	—	106,420
	10,430,292	847,651	481,518	11,759,461

31 December 2022
Accounts payable, accruals and other payables	31,586,707	—	—	31,586,707
Deferred purchase price	7,425,488	194,093	—	7,619,581
Lease liabilities	774,467	945,140	692,412	2,412,019
Derivatives warrant liabilities	1,317,091	—	—	1,317,091
Current tax liabilities	1,027,404	—	—	1,027,404
	42,131,157	1,139,233	692,412	43,962,802

Accounts payable, accruals and other payables exclude advances from individual customers (e-wallets) and advances from customers amounting to $ 18,935 (2022: $1,831,795).

3.4	Capital risk

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

as of 31 December 2023 (continued)

4	Critical accounting judgments and estimates

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

4.1	Business combinations

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

4.2	Impairment of assets

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

4.3	Earnout liabilities

The Group uses accounting estimates in measuring the fair value of its earnouts liabilities. The Group used a Monte Carlo simulation based on the frequency that each tranche vests to value the dilutive impact of per share. The assumptions used in the valuation are disclosed in Note 33.

4.4	Derivative warrant liabilities

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

4	Critical accounting judgments and estimates (continued)
4.5	Leases
i)	Determination of lease term

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

ii)	Discount rate

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

4.6	Deferred tax asset

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

4.7	Share-based payments

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

The shares’ awarded charge is amortised over the period services are rendered by the employees.

4.8	ECL assumptions

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

4	Critical accounting judgments and estimates (continued)
4.8	ECL assumptions (continued)

The estimates mainly involve the following:

●	Determining appropriate customer segments – Estimating the risk characteristics and concluding whether a group of customers will exhibit similar loss patterns in the future;
●	Appropriateness of historical loss rates – Estimating whether the macroeconomic outlook for the prior periods is consistent with the current outlook or if any adjustment is needed;
●	Default definition – Management defines its policy of what is considered as a default which is consistent with the internal credit risk management policy of the Group. The default definition includes the impact of qualitative factors wherever necessary; and
●	Forward-looking analysis – Management assesses whether in the past, there has been a plausible relationship between the macroeconomic indicators and the historical loss patterns. In case there is a plausible relationship and a strong correlation, Management estimates the impact of the future economic outlook on the loss patterns based on forecasted statistics.

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

4.9	Legal claims and obligations

The Group estimates the legal provisions and liabilities based on the legal opinion of the in-house council and with the use of external experts if necessary and with reference to historical events. For a liability to qualify for recognition there must be not only a present obligation but also the probability of an outflow of resources embodying economic benefits to settle that obligation. When an event is more likely to occur than not to occur, the management regard the event as probable and if all recognition criteria is met a provision is recognised.

In rare cases when there is no reliable estimate can be made or the event likelihood to occur is matching the likelihood of the event not to occur or less, a liability exists cannot be recognised and the group disclose a contingent liability unless the possibility of an outflow of resources embodying economic benefits is remote then no disclosure is required.

Contingent liabilities may develop in a way not initially expected. Therefore, the management asses the contingent liabilities continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognised in the consolidated financial statements of the period in which the change in probability occurs.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

5	Property and equipment

	Furniture,
	fittings and	Leasehold
	equipment	improvements	Total
	USD	USD	USD
Cost
At 1 January 2022	771,931	208,707	980,638
Additions	169,278	648,308	817,586
Acquisition through business combination	586,452	—	586,452
Assets classified as held for sale (Note 34)	(111,691)	(18,846)	(130,537)
At 31 December 2022	1,415,970	838,169	2,254,139
Additions	17,237	—	17,237
Assets classified as held for sale (Note 34)	(454,483)	—	(454,483)
At 31 December 2023	978,724	838,169	1,816,893

Accumulated depreciation and impairment
At 1 January 2022	288,384	43,550	331,934
Charge for the year	558,934	45,370	604,304
Assets classified as held for sale (Note 34)	(13,029)	(2,198)	(15,227)
Impairment	60,593	1,697	62,290
At 31 December 2022	894,882	88,419	983,301
Charge for the year	198,063	158,225	356,288
Assets classified as held for sale (Note 34)	(274,389)	—	(274,389)
At 31 December 2023	818,556	246,644	1,065,200

Net book value
At 31 December 2023	160,168	591,525	751,693
At 31 December 2022	521,088	749,750	1,270,838

Depreciation is allocated as detailed below:

	2023	2022	2021
	USD	USD	USD
General and administrative expenses (Note 23)	276,022	170,754	110,027
Assets classified as Disposal groups	80,266	433,550	72,375
	356,288	604,304	182,402

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

6	Intangible assets

	2023	2022
	USD	USD
Cost
At 1 January	21,081,303	1,004,369
Acquisition through business combination (Note 7)	—	20,580,000
Additions	258,151	1,666,934
Assets classified as held for sale	(21,081,303)	(2,170,000)
At 31 December	258,151	21,081,303

Accumulated amortization and impairment
At 1 January	10,547,025	15,963
Charge for the year	32,375	2,455,243
Impairment	—	8,221,754
Assets classified as held for sale	(10,547,025)	(145,935)
At 31 December	32,375	10,547,025
Net book value as at 31 December	225,776	10,534,278

	2023	2022
	USD	USD
LTRA license (i)	225,776	—
Trade Name	—	937,500
Customer list (B2B relationships)	—	3,692,778
Developed technologies	—	5,904,000
	225,776	10,534,278

(i) In May 2023 the Group obtained the Smart transportation operating license in Egypt in collaboration with Land Transport Regulatory Authority (LTRA) which granted the Egyptian entity a five-year operating license that starts on May 16th 2023 and expires on May 15th 2028.

In 2022, the Management has performed an impairment assessment of intangible assets. As a result, an impairment of USD 8,221,754 has been charged to the consolidated statement of comprehensive income. A charge of USD 6,721,513 is related to discontinued operations. The details and circumstances of the subsidiaries’ asset assessment are outlined in Note 34. A charge of USD 1,500,241 is related to continuing operations. This impairment is related to internally generated software that was developed and intended to be used in one of the exited locations. Pursuant to the exit, management deemed the asset to be non-recoverable.

Amortization is allocated as detailed below:

	2023	2022	2021
	USD	USD	USD
General and administrative expenses (Note 23)	32,375	166,693	15,963
Assets classified as held for sale	—	2,288,550	—
	32,375	2,455,243	15,963

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

7	Business combinations and goodwill
(i)	Viapool

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

The Group incurred insignificant acquisition-related costs, which are not included as part of the consideration transferred and have been recognized as an expense in the consolidated statement of comprehensive income, as part of professional expenses.

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

Non-controlling interest was measured on the fair value of the net identifiable assets multiplied by the ownership percentage owned by the non-controlling interest at the date of the acquisition. To reach the fair value of the identifiable net assets, management used the following non-observable market assumptions:

-Discount rate of 9.3%;

-Internal rate of return of 43.3%; and

-Company-wide required return rate of 45.0%.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

7	Business combinations and goodwill (continued)
(i)	Viapool (continued)

Additional purchase consideration is detailed as follows:

-	$0.5 million in the Parent Company shares payable at closing date. The number of shares to be issued will be determined based on the share price at the date of payment;

-$2.4 million in cash, payable ten business days counted as from of 31 March 2022; and

-Maximum of $0.5 million in cash, payable subject to achieving certain revenue level as outlined in the stock purchase agreement.

In November 2022, the Group’s Board of Directors resolved to liquidate the company and its subsidiaries. As of December 31, 2023 the liquidation process is still ongoing (Note 34).

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

The Group incurred insignificant acquisition-related costs, which are not included as part of consideration transferred and have been recognized as an expense in the consolidated statement of comprehensive income, as part of professional expenses.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

7	Business combinations and goodwill (continued)
(ii)	Volt Lines (continued)

Purchase consideration is detailed as follows:

-$5 million in cash, payable by the Group within 6 months of the closing date;

-1,400,000 of the Parent Company shares (fair valued at $6.5 million at agreement closing date), payable at closing; and

-

Maximum of 1,800,000 of the Parent Company shares (fair valued at $1.7 million at agreement closing date), payable subject to achieving certain revenue milestones as outlined in the sale and purchase agreement.

In December 2022, the Group’s Board of Directors resolved to sell Volt Lines B.V and its subsidiaries. The sale was consummated in January 2023 (Note 34).

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

7	Business combinations and goodwill (continued)
(iii)	Door2Door (continued)

Cash flow on
Acquisition
USD
Net cash acquired with the subsidiary	136,626
Cash consideration paid at the closing date	(1,074,842)
Purchase consideration transferred	(938,216)

Additional purchase consideration is detailed as follows:

-$0.87 million in cash, payable by the Group at closing date; and

-

$1.54 million, to be paid in shares of the Parent Company, within 6 months from initial listing of the shares of the Parent Company on NASDAQ, but no later than 9 months from closing date. The number of shares to be issued will be determined based on the share price at the date of payment.

In November 2022, the Group’s Board of Directors resolved to liquidate the two subsidiaries. As of 31st December 2023 the liquidation process is still ongoing (Note 34).

(iv)	Urbvan

On 11 July 2022, the Group acquired a 100% controlling interest in Urbvan Mobility Ltd, and its subsidiaries, a company incorporated under the laws of BVI and operates in Mexico. Urbvan is a high-growth mobility platform offering tech-enabled transportation services across Mexico. This acquisition has been accounted for in accordance with IFRS 3 Business Combination.

The Group incurred insignificant acquisition-related costs, which are not included as part of consideration transferred and have been recognized as an expense in the consolidated statement of comprehensive income, as part of professional expenses.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

7	Business combinations and goodwill (continued)
(iv)	Urbvan (continued)

The purchase consideration and the fair value of the identifiable assets and liabilities of Urbvan at the date of acquisition are as follows:

Fair value
recognized
on acquisition
USD
Assets
Intangible assets	11,720,000
Deferred tax assets	4,104,774
Right of use asset	279,002
Property and equipment	313,991
Trade and other receivables	5,216,992
Cash and cash equivalents	720,001
22,354,760
Liabilities
Provision for employees’ end of service benefits	259,105
Trade and other payables	3,053,864
Lease liabilities	327,473
3,640,442
Total identifiable net assets at fair value	18,714,318
Fair value of purchase consideration	27,607,000
Goodwill arising on acquisition	8,892,682

Cash flow on
Acquisition
USD
Net cash acquired with the subsidiary	720,001
Convertible note deduction against purchase price at the closing date	(5,000,000)
Purchase consideration transferred	(4,279,999)

Additional purchase consideration is detailed as follows:

●	On the 6-month anniversary of the agreement closing date (“First Payment”), the Group shall make a share payment of 2,931,639 Class A Ordinary Shares, and cash payment equivalent to 30,740 Class A Ordinary Shares multiplied by the share market price on the First Payment date.
●	On the 10-month anniversary of the agreement closing date (“Second Payment”), the Group shall make a share payment of 2,899,999 Class A Ordinary Shares, and cash payment equivalent to 30,407 Class A Ordinary Shares multiplied by the share market price on the Second Payment date.
●	On the 12-month anniversary of the agreement closing date (“Third Payment”), the Group shall make a share payment of 2,899,999 Class A Ordinary Shares, and cash payment equivalent to 30,407 Class A Ordinary Shares multiplied by the share market price on the Third Payment date.
●	On the 16-month anniversary of the agreement closing date (“Forth Payment”), the Group shall make a share payment of 1,399,998 Class A Ordinary Shares, and cash payment equivalent to 14,677 Class A Ordinary Shares multiplied by the share market price on the Forth Payment date.
●	On the 24-month anniversary of the agreement closing date (“Fifth Payment”), the Group shall make a share payment of 1,399,998 Class A Ordinary Shares, and cash payment equivalent to 14,677 Class A Ordinary Shares multiplied by the share market price on the Fifth Payment date.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

7	Business combinations and goodwill (continued)
(iv)	Urbvan (continued)
●	Maximum of 750,000 Class A Ordinary Shares, payable subject to achieving certain revenue level as outlined in the sales and purchase agreement.

During 2023, 123,108 shares were issued (which represents 3,077,700 shares before the stock split). In September 2023, the sale of Urbvan Mobility Ltd and its subsidiaries was consummated (Note 34).

The Group’s total goodwill is summarized as per the table below:

	At 31 December	At 31 December
	2023	2022
	USD	USD
Goodwill arising on acquisition of:
Viapool	—	1,450,481
Voltlines	—	10,980,457
Door2Door	—	4,059,284
Shotl	—	4,270,505
Urbvan	—	8,892,682
Impairment charge	—	(29,653,409)
	—	—

In 2022, the Group’s strategy depended on rapid growth and expansions as continuous funding following the SPAC transaction was expected. Goodwill is the excess of consideration paid over the acquiree’s net assets. This represents the expected economic benefits generated from the synergies arising from the combination of the operations and resources of the acquirer and the acquiree. Mainly, the synergies were expected to arise from trade names, customer lists, and developed technologies of the combination. Following the global economic downturn, the Group initiated the portfolio optimization plan and eventually ceased operations in non-profitable locations. Following the disposal of those subsidiaries, management charged a full impairment of goodwill (USD 29,653,409) since there is no expected future economic benefits from those subsidiaries. The details and circumstances of the assessment are outlined in Note 34.

The movement in the deferred purchase price is as follows:

	At 31 December
	2023	2022
	USD	USD
Opening balance	7,619,581	3,618,902
Acquisitions	—	36,507,949
Change in fair value	(727,134)	(31,844,346)
Issuance of shares	(306,936)	(662,924)
Settlements	(5,377,829)	—
Ending balance	1,207,682	7,619,581

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

7	Business combinations and goodwill (continued)
(iv)	Urbvan (continued)

The deferred purchase price consists of outstanding cash payments and share issuances. The change in fair value is a result of revaluing the shares outstanding to reflect share price as per the purchase agreements. Management has not used any complex assumptions in arriving at the fair value of the deferred purchase price.

The deferred purchase price is detailed as follows:

	At 31 December
	2023	2022
	USD	USD
Shotl	627,158	1,004,987
Urbvan	572,799	1,598,729
Door2Door	7,725	15,865
Voltlines	—	5,000,000
	1,207,682	7,619,581

	At 31 December
Maturity analysis	2023	2022
	USD	USD
Less than one year (current)	1,207,682	7,425,488
One to five years (non-current)	—	194,093
	1,207,682	7,619,581

8	Current Financial Assets

During 2021, the Group entered into Convertible Promissory Note Agreements with total investment of USD 10 million (the “Notes”) With Zeelo LTD. The Notes are convertible, on the discretion of the issuing parties to number of shares, determined based on the specific scenarios outlined in the agreements. The acquisition transaction was announced on April 28, 2022 and expected to close on May 24, 2022. All pre-completion obligations were met, but following financial market volatility, the Group and Zeelo mutually agreed on July 29, 2022 to terminate the planned transaction and to waive the convertible note debt. Accordingly, the notes were completely written off during 2022.

Break-up of the notes is following:

	Interest	2023	2022
		USD	USD
Investment A	1.08% p.a.	—	—
Investment B	0% p.a.	—	—
		—	—

The movement in current financial assets is as follows:

	2023	2022
	USD	USD
At 1 January	—	10,000,880
Additions	—	—
Impairment	—	(10,000,880)
At 31 December	—	—

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

9	Deferred transaction costs

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

The portion of such Holdings Common Shares A issuable to Eligible Swvl Shareholders who hold Swvl Options will instead be issued to such holders as Earnout RSUs at the Company Merger. In addition and concurrently with the Closing, PIPE investors purchased and/or automatically converted an existing Swvl exchangeable notes to an aggregate of 16,120,000 shares of New Swvl’s Common Shares with an aggregate proceeds of $145.9 million.

The Company’s Common Stock and Public Warrants have commenced trading on the Nasdaq Stock Exchange (“Nasdaq”) under the symbols “SWVL” and “SWVLW” on March 31, 2022.

In 2022, the Group incurred consulting and legal costs related to the SPAC transaction of $1,112,362 (2021: $7,355,404). During 2022, the amount was charged to the consolidated statement of changes in equity (Note 13.c).

All costs were incurred in 2022, and the Group did not incur any transaction related costs for the year ended at 31 December 2023.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

10	Trade and other receivables

	At 31 December
	2023	2022
	USD	USD
Trade receivables	3,991,175	8,816,368
Accrued income	2,001,030	3,719,488
Customer wallet receivables	715,955	1,595,542
Less: provision for expected credit losses	(2,328,308)	(2,465,258)
	4,379,852	11,666,140
Other receivables	948,025	3,149,292
	5,327,877	14,815,432

Trade receivables are non-interest bearing and are generally on up to 60 days terms. It is not the practice of the Group to obtain collateral over trade receivables and are therefore, unsecured.

The movement in provision for expected credit losses are as follows:

	2023	2022
	USD	USD
At 1 January	2,465,258	2,403,782
Charge to the consolidated statement of comprehensive income	535,340	873,442
Assets classified as held for sale	(672,290)	(811,966)
At 31 December	2,328,308	2,465,258

11	Prepaid expenses and other current assets

	At 31 December
	2023	2022
	USD	USD
Withholding tax receivables	1,219,986	941,843
Prepaid expenses	504,552	1,748,073
Refundable deposits	206,011	269,705
Other assets	198,275	338,756
Prepaid rent	13,370	—
	2,142,194	3,298,377

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

12	Cash and cash equivalents

	At 31 December
	2023	2022
	USD	USD
Cash at banks	2,921,086	1,536,852
Cash on hand	1,669	1,495
	2,922,755	1,538,347

For the purpose of the consolidated statement of cash flow, cash and cash equivalents comprise the following:

	At 31 December
	2023	2022	2021
	USD	USD	USD
Cash at banks and on hand attributable to continued operations	2,922,755	1,538,347	9,529,723
Cash at banks and on hand attributable to discontinued operations (Note 34)	1,261	1,157,929	—
	2,924,016	2,696,276	9,529,723

13	Share capital

a.Stock split:

In 2023, the Group restructured its authorised shares and issued ordinary shares as detailed below:

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

The below table sets out the Group’s share structure during the year ended 31 December 2023 and 2022:

	At 31 December 2023		At 31 December 2022
	Authorised	Issued	Authorised	Issued
Class A ordinary shares	20,000,000	6,791,605	20,000,000	5,561,043
Preferred shares	55,000,000	—	55,000,000	—
	75,000,000	6,791,605	75,000,000	5,561,043

	At 31 December 2023		At 31 December 2022
	Number	Share	Number	Share
	of shares	capital	of shares	capital
Issuance of shares to Swvl Inc. shareholders	4,642,162	11,605	3,411,410	8,529
Issuance of shares to SPAC shareholders	557,960	1,395	557,960	1,395
Conversion of convertible notes	645,018	1,612	645,018	1,612
Issuance of shares to PIPE investors	158,656	397	158,656	397
Other shares	787,809	1,970	787,999	1,970
	6,791,605	16,979	5,561,043	13,903

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

13	Share capital (continued)

a.           Stock split: (continued)

b.Authorised and issued share capital prior to the stock split as at 31 December 2022:

	At 31 December 2022
	Authorised	Issued
Class A ordinary shares	500,000,000	139,026,084
Preferred shares	55,000,000	—
	555,000,000	139,026,084

Each Class A Ordinary share has a par value of $0.0001.

The below table summarizes the number of shares and share capital outstanding 31 December 2022:

	At 31 December 2022
	Number of shares	Share capital
Issuance of shares to Swvl Inc. shareholders	85,285,247	8,529
Issuance of shares to SPAC shareholders	13,949,000	1,395
Conversion of convertible notes	16,125,455	1,612
Issuance of shares to PIPE investors	3,966,400	397
Other shares issued during the year	19,699,982	1,970
	139,026,084	13,903

c.Share premium:

At 31 December 2023
Share Premium
Issuance of shares to Swvl Inc. shareholders	92,732,811
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs (Note 35)	121,077,329
Other shares issued during the year	31,887,125
431,313,373
Less:
Costs attributable to the issuance of shares in connection with the business combination (Note 9)	(8,467,766)
Fair value of earnout shares (Note 18)	(75,550,455)
347,295,152

At 31 December 2022
Share Premium
Issuance of shares to Swvl Inc. shareholders	88,873,188
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs (Note 35)	121,077,329
Other shares issued during the year	31,887,125
427,453,750
Less:
Costs attributable to the issuance of shares in connection with the business combination (Note 9)	(8,467,766)
Fair value of earnout shares (Note 18)	(75,550,455)
343,435,529

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

13Share capital (continued)

a.           Stock split: (continued)

d.          Authorised and issued share capital prior to the transaction (recast):

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

14	Employee share scheme reserve

At 31 December 2023, the employee share-based compensation reserve balance was $507,677 (at 31 December 2022: $773,666, at 31 December 2021: $36,929,523).

Total charge for the year was as a result of the fair value changes during the year charges from share-based payment transactions recognized in the consolidated statement of comprehensive income as part of employee benefit was $285,651 for the year ended 31 December 2023 (reversal of $36,155,857 for the year ended 31 December 2022, charge of $ 33,611,231 for the year ended 31 December 2021). Options exercised during the year ended 31 December 2023 amounted to $653,455 (nil for the year ended 31 December 2022 and nil for the year ended 31 December 2021).

	2023		2022		2021
	Average
	exercise		Average		Average
	price per		exercise		exercise
	share	Number of	price per	Number of	price per	Number of
	option	options	share option	options	share option	options
	USD		USD		USD
At 1 January	3.554	10,866,324	1.609	8,514,500	2.303	4,466,470
Reverse stock split effect (1 to 25) (i)	88.86	434,203	—	—	—	—
Granted during the year	162.50	2,728	6.710	5,324,390	1.700	5,849,416
Exercised during the year	0.001	(116,629)	0.001	(986,733)	—	—
Forfeited during the year	162.30	(213,998)	3.948	(1,985,833)	2.008	(1,801,386)
At 31 December	40.33	106,304	3.554	10,866,324	1.609	8,514,500
At 31 December reflecting reverse stock split	40.33	106,304	88.86	434,203	40.23	340,580
Vested and exercisable	38.79	105,529	1.364	3,780,424	1.230	3,575,348

(i) Reverse stock split: on January 25th 2023, the Company restructured its outstanding and authorized shares through reverse stock split with a ratio of 1 to 25, accordingly all the share awards and strike prices were adjusted using the same ratio.

Share options outstanding at the end of each year have the following expiry date and exercise prices:

	At 31 December
	2023	2022	2021
Number of options	106,304	434,203	340,580
Range of exercise price	$0-$250	$0 - $250	$0- $84.25
Range of expiry dates	April 2027 – June 2036	April 2027 – June 2036	April 2027 – September 2031
Weighted average remaining contractual life (in years)	6.05	3.52	7.97

	At 31 December
Strike price	2023	2022
$0-20	42,433	80,027
$20-47.5	17,586	18,142
$47.5-61.5	6,565	35,983
$61.5-85	36,157	128,440
$162.5	—	2,410
$250	3,562	169,201

Comparative strike prices for the year ended December 31 2022, has been adjusted to reflect the new strike prices and share award quantities post-split.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

14	Employee share scheme reserve (continued)

The following assumptions are used in calculating the fair values of the options:

	At 31 December
Particulars	2023	2022	2021
Expected weighted average volatility (%)	120%	120%	50%
Expected dividends (%)	0%	0%	0%
Expected term (in years)	6.05	3.52	1.25
Risk free rate (%)	4.05%	4.16%	1.12%
Market price	1.67	0.137	8.89

The volatility has been measured as the standard deviation of quoted share prices of comparable peer entities over the last one year from each respective/expected grant date.

15	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

The following table represents the movement of the foreign currency translation reserve:

Foreign currency
translation reserve
USD
At 1 January 2021	860,374
Currency translation difference	(409,511)
At 31 December 2021	450,863
Currency translation difference	(5,290,594)
Transfer to reserve of disposal groups classified as held for sale	492,474
At 31 December 2022	(4,347,257)
Currency translation difference	(6,252,297)
Transfer to reserve of disposal groups classified as held for sale	(866,512)
At 31 December 2023	(11,466,066)

The following table represents the movement of the reserve of disposal groups classified as held for sale:

Reserve of disposal
groups classified as held
for sale
USD
At 1 January 2021	—
Currency translation difference	—
At 31 December 2021	—
Transfer from foreign currency translation reserve	(492,474)
At 31 December 2022	(492,474)
Currency translation difference	953,002
Transfer from foreign currency translation reserve	866,512
Disposal of subsidiaries	779,697
At 31 December 2023	2,106,737

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

16	Derivatives liabilities

At 31 December 2021, embedded derivatives of USD 44.3 million have been recognised as current liabilities and USD 44.3 was charged to the consolidated statement of comprehensive income to reflect the change in fair value. Embedded derivatives are related to the put option embedded in the convertible notes agreement, which represent an obligation on the Group to deliver variable number of shares upon the conversion event. The Group’s method of measurement of the embedded derivatives is outlined in Note 33. In 2022, the embedded derivatives were converted to shares.

For the year ended 31 December 2023 the balance for derivatives liabilities was nil.

17	Convertible notes

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

as of 31 December 2023 (continued)

17	Convertible notes (continued)

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

In 2022, the Group’s convertible notes were converted to shares and the balance as of the year ended 31 December 2023 was nil.

18	Derivative warrant liabilities and earnouts liabilities
18.1	Derivative warrant liabilities:

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

Post to stock reverse split on January 2023, the public warrants were split using the same 1:25 ratio, Public warrants to be 460,000 exercisable at $287.5 per one Class A Ordinary Share and private warrants to be 237,333 exercisable at $287.5 per one Class A Ordinary Share.

The Public Warrants will expire 5 years after completion of the transaction. As of 31 December 2023, the remaining term to expire is 40 months. The Parent Company has the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.0025 per warrant, provided that the last reported sales price of the Parent Company’s Class A ordinary shares equals or exceeds $450.00 per share.

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

Series A and Series B Warrants

On 9 August 2022, the Group entered a private placement agreement (“Securities Purchase Agreement”) to sell Class A Ordinary Shares and Warrants to an investor for a total subscription amount of $20 million which are paid in full at the date of execution. In accordance with the terms of the Securities Purchase Agreement, the investor received 12,121,214 Series A Warrants exercisable within 5 years from the agreement inception date and 6,060,607 Series B Warrants exercisable within 2 years from the agreement inception date.

Post to stock reverse split and using the same 1:25 ratio the Series A warrants amount is 484,389 while series B Warrants amount is 242,424 and both exercise periods still the same.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

18	Derivative warrant liabilities and earnouts liabilities (continued)
18.1	Derivative warrant liabilities: (continued)

As of 31 December 2023, Series A remaining term to expire was 44 Months while series B remaining term to expire is 8 months.

	At 31 December	At 31 December
	2023	2022
	USD	USD
Opening balance	1,317,091	—
Recognized pursuant to the reverse acquisition transaction	—	35,487,284
Change in fair value during the year	(1,210,671)	(34,170,193)
Ending balance	106,420	1,317,091

18.2	Earnouts liabilities:

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

Post stock reverse split the sale price determining the triggering event was changed to be equal to $313 (tranche 1), $375 (tranche 2) and $438 (tranche 3), while the earnout shares were also affected by the same reverse split ratio 1:25 to be 600,000 shares in the aggregate in three equal tranches of 200,000 shares if other conditions existed.

Earn-out shares were valued on probability of vesting 0.2% for tranche 1, 0.1% for the second two tranches. Equity volatility of 82.5% is based on the Group’s size relative to that of the guideline comparable companies as of the reporting date. Cost of equity of 23.5% is based on the risk-free rate at the date of reporting taking into consideration equity and country risk premiums.

The Effective Time, which will be subject to potential forfeiture, and which will be able to be settled in Holdings Common Shares A upon the occurrence of the applicable Earnout Triggering Events (or an earlier Change of Control event).

The remaining term for expiration for the earnout shares is 39 months as of 31 December 2023.

The management estimated the probability of vesting for each tranche based on frequency that each trance vests across multiple simulation paths using a Monte Carlo simulation. The probability of vesting was very distant and accordingly the management recorded the fair value of the earnout liabilities as of 31 December 2023 to be nil.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

19	Accounts payable, accruals and other payables

	At 31 December
	2023	2022
	USD	USD
Financial items
Accounts payables (i)	6,812,265	29,158,270
Captain payables	441,815	608,085
Salaries payable	289,236	1,039,030
Accrued expenses	205,729	523,758
LTRA payable (ii)	105,557	—
Other payables	40,261	257,564
	7,894,863	31,586,707
LTRA payable non-current portion (ii)	(83,961)	—
	7,810,902	31,586,707
Non-financial items
Advances from individual customers (e-wallets) (iii)	18,935	1,831,795
Total accounts payable, accruals and other payables	7,829,837	33,418,502
(i)	During 2023, the Group entered into settlement agreements with a significant number of creditors. These agreements release the Group of a significant portion of creditor balances, mainly associated with the SPAC transaction, as of the reporting date by discounting a portion of the liability. These agreements resulted in discounts amounting to $18,765,248 that were contingent on the Group’s immediate settlement of these outstanding balances upon the closing date of the agreements (Note 26). The Group abided by the terms of these agreements and settled the outstanding balances at the respective closing date of each agreement. The discounted amounts were charged to the consolidated statement of comprehensive income.
(ii)	This amount represents the outstanding balance due to LTRA. Total undiscounted outstanding balance is EGP 4,500,000 (equivalent to $145,292) and to be paid on four instalments starting at May-24 and ends at May-27. Outstanding balance has been discounted using an appropriate market discount rate at the date of agreement inception.

Maturity analysis of LTRA payable discounted to present value is as follows:

	At 31 December
	2023	2022
	USD	USD
Less than one year (current)	21,596	—
One to three years	58,083	—
More than three years	25,878	—
As at 31 December	105,557	—

(iii)	Advances from individual customers (e-wallets) are used by customers against future bookings.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

20	Lease liabilities and right-of-use assets

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

Low value leases

The Group has not identified any low value leases for the year ended 31 December 2023 and 31 December 2022.

20.1	Right-of-use assets

	At 31 December
	2023	2022
	USD	USD
Balance as at 1 January	815,646	4,059,896
Acquisitions through business combinations (Note 7)	—	1,086,002
Additions during the year	436,769	696,431
Depreciation charge for the year	(364,116)	(1,216,495)
Assets classified as held for sale (Note 34)	(131,516)	(576,299)
Recognition of sublease receivables	—	(1,244,596)
Termination of lease	(272,421)	(1,989,293)
Balance as at 31 December	484,362	815,646

Depreciation is allocated as detailed below:

	2023	2022	2021
	USD	USD	USD
General and administrative expenses (Note 23)	215,302	848,618	411,373
Assets classified as held for sale	148,814	367,877	129,845
	364,116	1,216,495	541,218

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

20Lease liabilities and right-of-use assets (continued)

20.2	Sublease receivables

	At 31 December
	2023	2022
	USD	USD
Balance as at 1 January	1,201,552	—
Recognition of sublease receivables	—	1,331,622
Interest income	37,706	8,340
Lease rentals received	(668,236)	(138,410)
Balance as at 31 December	571,022	1,201,552

On November 1st, 2022, the Group entered into a sub-lease agreement for a space of 10,417 square feet part of the head office in Dubai. The agreement commenced on same date of the agreement and expires on November 1st, 2024.

Maturity analysis

	At 31 December
	2023	2022
	USD	USD
Less than one year (current)	571,022	648,523
One to two years (non-current)	—	553,029
Sublease receivables as at 31 December	571,022	1,201,552

20.3	Lease liabilities

	At 31 December
	2023	2022
	USD	USD
Balance as at 1 January	2,343,126	4,162,521
Acquisitions through business combinations (Note 7)	—	1,237,903
Additions during the year	436,769	726,769
Accretion of interest	127,426	341,510
Repayments	(572,997)	(1,192,283)
Liabilities directly associated with assets classified as held for sale (Note 34)	(330,563)	(628,845)
Termination of lease	(341,350)	(2,304,449)
Balance as at 31 December	1,662,411	2,343,126

Maturity analysis

	At 31 December
	2023	2022
	USD	USD
Less than one year (current)	640,695	751,015
One to two years (non-current)	579,335	902,761
Two to three years (non-current)	442,381	689,350
Lease liabilities as at 31 December	1,662,411	2,343,126

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

20	Lease liabilities and right-of-use assets (continued)
20.3	Lease liabilities (continued)

Accretion of interest is allocated as detailed below:

	2023	2022	2021
	USD	USD	USD
Finance costs (Note 28)	117,163	200,050	94,626
Assets classified as held for sale	10,263	141,460	45,558
	127,426	341,510	140,184

Amounts recognised in the consolidated statement of comprehensive income:

	At 31 December
	2023	2022	2021
	USD	USD	USD
Interest expense on lease liabilities	127,426	341,510	140,184
Interest income on sublease receivables	(37,706)	(8,340)	—
Depreciation for right-of-use assets	364,116	1,216,495	541,218
	453,836	1,549,665	681,402

21	Revenue

The Group derives its revenue principally from end-users who use the Group’s platform to access routes predetermined by the Group. The Group derives revenue from the transfer of services at a point in time. This level of disaggregation takes into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

	For the year ended 31 December
	2023	2022	2021
	USD	USD	USD

Business to business	16,636,471	30,501,044	16,322,470
Business to customers	6,215,792	13,598,566	9,241,475
	22,852,263	44,099,610	25,563,945

The following table presents the Group’s revenue reconciliation disaggregated by geographical location. Revenue by geographical location is based on where the transaction occurred.

	For the year ended 31 December
	2023	2022	2021
	USD	USD	USD
Egypt	20,970,829	39,734,817	24,828,417
Kingdom of Saudi Arabia	1,881,434	3,262,272	454,007
United Arab Emirates	—	1,102,521	281,521
	22,852,263	44,099,610	25,563,945

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

22	Cost of sales

	For the year ended 31 December
	2023	2022	2021
	USD	USD	USD
Captain costs	18,758,280	42,372,443	30,670,626
Captain bonuses	148,460	1,017,424	878,924
Tolls and fines	48,947	714,285	424,584
Captain deductions	(214,410)	(522,189)	(624,155)
	18,741,277	43,581,963	31,349,979

23	General and administrative expenses

	For the year ended 31 December
	2023	2022	2021
	USD	USD	USD
Insurance	3,221,512	4,927,856	498,971
Staff costs (Note 25)	2,825,482	21,965,013	50,499,496
Professional fees	1,622,852	14,351,382	8,775,977
Technology costs	1,118,557	8,952,793	3,783,868
Outsourced employees	378,028	4,627,024	—
Depreciation of property and equipment (Note 5)	276,022	170,754	110,027
Other expenses	253,693	2,134,884	992,055
Depreciation of right-of-use assets (Note 20.1)	215,302	848,618	411,373
Rent expense	145,760	162,448	518,252
Travel and accommodation	63,453	1,398,698	1,297,156
Utilities	46,476	252,434	98,820
Amortization of intangible assets (Note 6)	32,375	166,693	15,963
Entertainment	19,748	81,283	171,493
Customer experience costs	7,301	2,878,557	1,856,056
	10,226,561	62,918,437	69,029,507

24	Selling and marketing expenses

	For the year ended 31 December
	2023	2022	2021
	USD	USD	USD
Offline marketing expenses	48,272	1,420,687	1,104,585
Staff costs (Note 25)	38,252	7,423,389	3,137,775
Growth marketing expenses	6,907	8,676,372	7,948,629
	93,431	17,520,448	12,190,989

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

25	Staff costs

	For the year ended 31 December
	2023	2022	2021
	USD	USD	USD
Salaries and other benefits	1,226,996	58,563,801	19,321,426
Share compensation scheme charge	1,636,738	—	33,611,231
Severance payments	—	7,160,551	—
Share-based payments reversal (Note 14)	—	(36,155,857)	—
Employee end of service benefits (reversal)/charge	—	(180,093)	704,614
	2,863,734	29,388,402	53,637,271

Staff costs are allocated as detailed below:

	For the year ended 31 December
	2023	2022	2021
	USD	USD	USD
General and administrative expenses (Note 23)	2,825,482	21,965,013	50,499,496
Selling and marketing expenses (Note 24)	38,252	7,423,389	3,137,775
	2,863,734	29,388,402	53,637,271

26	Other income/(expenses), net

	For the year ended 31 December
	2023	2022	2021
	USD	USD	USD
Waiver of creditor balances (Note 19)	18,765,248	—	—
Other income/(expenses)	68,929	99,898	(807)
Gain on sublease recognition	—	87,026	—
Recovery of balances	—	361,899	—
	18,834,177	548,823	(807)

27	Finance income

	For the year ended 31 December
	2023	2022	2021
	USD	USD	USD
Dividend income	51,438	141,030	1,273
Interest income	46,115	68,404	125,176
	97,553	209,434	126,449

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

28	Finance cost

	For the year ended 31 December
	2023	2022	2021
	USD	USD	USD
Lease finance charges (Note 20.3)	117,163	200,050	94,626
Interest accretion on financial liabilities	12,192	—	—
Cost of acquiring equity facility (B. Riley)	—	2,772,934	—
Interest expense on convertible notes	—	439,026	1,400,067
Loss on conversion of notes	—	150,227	—
Interest expense on loans	—	104,406	—
	129,355	3,666,643	1,494,693

29	Taxes
29.1	Components of provision for income taxes

The Group did not incur income tax expenses for the years ended 31 December 2023 and 2022 as it has not generated taxable income. The components of the provision for income taxes were as follows:

	For the year ended 31 December
	2023	2022	2021
	USD	USD	USD
Income tax benefit	41,305	3,225,251	4,718,036
	41,305	3,225,251	4,718,036

29.2	Deferred tax asset

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

	At 31 December
	2023	2022
	USD	USD
At 1 January	18,708,988	14,631,743
Income tax benefit	41,305	3,225,251
Deferred tax credit acquired through business combinations	—	4,104,774
Foreign currency adjustments	(5,039,739)	(3,252,780)
Transfers to assets held for sale (Note 34)	(4,241,746)	—
At 31 December	9,468,808	18,708,988

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

29	Taxes (continued)
29.3	Relationship between tax expense and accounting profit

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the Group’s applicable tax rate as follows:

	At 31 December
	2023	2022	2021
	USD	USD	USD

Profit/(loss) before tax	3,015,171	(104,184,043)	(146,207,433)
Effect of unused losses	2,004,561	89,628,546	124,136,838

Non-taxable income	(5,751,609)	—	—
ECL provision	444,946	229,940	1,096,696
Accounting losses	205,165	92,920	30,517
Tax depreciation	(101,812)	(101,812)	(25,665)
Taxable losses	(183,578)	(14,334,449)	(20,969,047)
Tax rate	22.5%	22.5%	22.5%
	(41,305)	(3,225,251)	(4,718,036)

On 9 December 2022, the UAE Ministry of Finance released the Federal Decree Law No. 47 of 2022 on the Taxation of Corporations and Businesses (the Law) to enact a Federal Corporate Tax (CT) regime in the UAE. The CT regime will become effective for accounting periods beginning on or after 1 June 2023.

For the Group, current taxes shall be accounted for as appropriate in the consolidated financial statements for the period beginning January, 1st 2024. In accordance with IAS 12 income Taxes, the Group has assessed the deferred tax implications for the year ended December 31, 2023 and, after considering its interpretations of applicable tax law, official pronouncements, cabinet decisions and ministerial decisions (especially with regard to transition rules), it has been concluded that it is not material.

30	Earnings / (Loss) per share

Basic earnings/(loss) per share (“EPS”) is computed by dividing the net profit/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, adjusted for the effect of the Conversion Ratio as discussed in Note 1 and applied retrospectively to all prior years presented.

15 million Earnout Shares, 1,424,606 convertible warrants and 64,000 employees share options have been excluded from the calculation of weighted average shares outstanding, as they are deemed to be out of money during the year as the share price was significantly below exercise prices.

As the Group was loss-making during 2022 and 2021 potentially dilutive instruments all have an anti-dilutive impact and therefore have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding equity awards, warrants, share options and convertible loans and could potentially dilute earnings per share in the future.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

30	Earnings / (Loss) per share (continued)

The following table sets forth the computation of basic and dilutive earnings/(loss) from the continued operations per share attributable to the Group’s ordinary shareholders:

	At 31 December
	2023	2022	2021
		restated	restated
	USD	USD	USD

Profit/(loss) from continuing operations for the year attributable to equity holders of the Parent Company	4,115,151	(98,748,709)	(129,089,559)
Loss from discontinued operations for the year attributable to equity holders of the Parent Company	(1,058,675)	(24,830,739)	(12,399,838)

Weighted average number of ordinary shares outstanding during the year for basic EPS	6,785,700	6,785,700	6,785,700

Weighted average number of ordinary shares adjusted for the effect of dilution	11,026,477	11,026,477	11,026,477

Profit/(loss) per share attributable to equity holders of the Parent Company from continuing operations – basic	0.61	(14.61)	(19.10)

Profit/(loss) per share attributable to equity holders of the Parent Company from continuing operations – diluted	0.37	(14.61)	(19.10)

Profit/(loss) per share attributable to equity holders of the Parent Company – basic	0.45	(18.28)	(20.92)

Profit/(loss) per share attributable to equity holders of the Parent Company – Diluted	0.28	(18.28)	(20.92)

31	Related party transactions and balances

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

31	Related party transactions and balances (continued)

Compensation of key management personnel

Key management personnel of the Group comprise the directors and senior management of the Group.

	At 31 December
	2023	2022	2021
	USD	USD	USD
Short-term employee benefits	365,710	1,900,084	1,287,379
Provision for end of service benefits	—	271,009	99,487
Share-based payments	93,667	201,932	13,360,206
	459,377	2,373,025	14,747,072
No. of key management	3	7	7

Transactions with related parties

Details of transactions with related parties during the year, other than those which have been disclosed elsewhere in these consolidated financial statements, are as follows:

	At 31 December
	2023	2022
	USD	USD

Payments made by board members on behalf of the Group	526,092	—
Loan from shareholder	131,523	—
Repayments made to board members	394,569	—
Settlement of loan from shareholder	131,523	—

Balances with related parties

The following balances are outstanding at the end of the year in relation to the above transactions with related parties:

	At 31 December
	2023	2022
	USD	USD
Due to board member	131,523	—

Short-term loans to related parties

	At 31 December
	2023	2022
	USD	USD
Sister company
Routebox Technologies SL	—	80,456

Shareholders of Shotl Transportation SL
Camina Lab SL	—	309,474
Marfina SL	—	68,311
	—	377,785
	—	458,241

On 31 December 2021, Shotl Transportation has entered into an agreement with a related party Routbox Technologies SL of loan facility amounted to EUR 72,636. The loan carries fixed interest rate of 1.75% per annum. The loan will mature on 6 May 2023.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

31	Related party transactions and balances (continued)

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

During 2022, the Group’s board of directors resolved to sell Shotl Transportation. As such, the short-term loans have been presented under “Liabilities directly associated with assets classified as held for sale” (Note 34). In 2023, the sale was completed and the balances were disposed.

32	Financial instruments by category

Financial assets as per consolidated statement of financial position

	At 31 December
	2023	2022
	USD	USD
At fair value
Sublease receivables	571,022	1,201,552
At amortised cost
Trade and other receivables	5,327,877	14,815,432
Cash and cash equivalents	2,922,755	1,538,347
	8,821,654	17,555,331

Financial liabilities as per consolidated statement of financial position

	At 31 December
	2023	2022
	USD	USD

Accounts payable, accruals and other payables excluding non-financial items (i)	7,894,863	31,586,707
Lease liabilities	1,662,411	2,343,126
Deferred purchase price	1,207,682	7,619,581
Current tax liabilities	627,068	1,027,404
Due to related party	131,523	—
Derivative warrant liabilities	106,420	1,317,091
	11,629,967	43,893,909
(i)	Non-financial items include advances from individual customers (e-wallets) and advances from customers as disclosed in Note 19.

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

as of 31 December 2023 (continued)

33	Fair value of financial instruments (continued)

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

The Group’s measurement of embedded derivatives are classified in Level 3 using valuation technique inputs that are not based on observable market data. The significant unobservable inputs used in the fair value measurements, together with a quantitative sensitivity analysis are presented below: The significant unobservable input for valuation of embedded derivatives is the Discount for Lack of Marketability (“DLOM”) of underlying equity shares of the Parent Company. The Management has considered a DLOM of 30% for calculating the fair value of the Parent Company’s equity shares. A range of inputs are considered while concluding the DLOM for this purpose by management, which includes but not limited to, use of various put option pricing models such as the Finnerty Model, Asian Put Model and the Chaffe Model. Management also considers liquidity date assumptions, implied volatilities of a portfolio of comparable companies after making suitable necessary adjustments, among other factors to arrive at the DLOM. Management considers 20% to 36% to reflect reasonably possible range for alternative assumptions of DLOM while estimating fair value of the Parent Company’s equity shares. A change in DLOM% would have an inverse relationship to the fair value of the embedded derivative, i.e., a higher DLOM would lead to reduction in the fair value of the embedded derivative. A shift (+/-) of 1% in DLOM would therefore change the fair value (inversely) of the embedded derivative by USD 0.80 million with the resultant impact on the consolidated statement of comprehensive income.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

34	Discontinued operations

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

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Urbvan	Total
Results for the year 2023
Revenue	—	—	—	—	—	—	—	—	—	13,354,491	13,354,491
Expenses	—	—	—	(7,075)	(77,978)	(84,834)	(2,113)	—	—	(14,296,965)	(14,468,965)
Operating loss	—	—	—	(7,075)	(77,978)	(84,834)	(2,113)	—	—	(942,474)	(1,114,474)
Finance income/(costs)	—	—	—	—	152	—	—	—	—	(25,195)	(25,043)
Other income	—	—	—	1,324	—	—	—	—	—	79,518	80,842
Loss from discontinued operations	—	—	—	(5,751)	(77,826)	(84,834)	(2,113)	—	—	(888,151)	(1,058,675)
Assets
Cash and cash equivalents	—	—	—	598	663	—	—	—	—	—	1,261
Assets classified as held for sale	—	—	—	598	663	—	—	—	—	—	1,261
Liabilities
Interest-bearing loans	—	—	—	—	—	—	—	—	1,297,372	—	1,297,372
Accounts payable, accruals and other payables	—	—	—	40,364	393,399	460,567	12,345	1,014,876	1,113,065	—	3,034,616
Liabilities directly associated with assets classified as held for sale	—	—	—	40,364	393,399	460,567	12,345	1,014,876	2,410,437	—	4,331,988
Net assets directly associated with assets classified as held for sale	—	—	—	(39,766)	(392,736)	(460,567)	(12,345)	(1,014,876)	(2,410,437)	—	(4,330,727)

Amounts accumulated in OCI	(103,808)	51,126	(1,591,067)	(96,895)	187,121	—	5,912	420,034	635,103	—	(492,474)
Exchange differences on translation of foreign operations	—	7,454	(9,914)	(87,902)	72,539	13,268	459	1,033,008	(75,910)	—	953,002
Transfer from foreign currency translation reserve	—	—	—	—	—	—	—	—	—	866,512	866,512
Disposal of subsidiaries	103,808	(58,580)	1,600,981	—	—	—	—	—	—	(866,512)	779,697
Reserve of disposal group classified as held for sale	—	—	—	(184,797)	259,660	13,268	6,371	1,453,042	559,193	—	2,106,737

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

34	Discontinued operations (continued)

		Swvl					Swvl MY For
		Pakistan	Shotl		Swvl	Smart Way	Information
	Volt Lines	(Private)	Transportation,	Swvl NBO	Technologies	Transportation	Technology		Swvl Germany
	B.V.	Ltd.	S.L.	Limited	Ltd.	LLC	SDN BHD	Viapool Inc.	GmbH	Urbvan	Total

Operating	—	—	—	(5,751)	(77,826)	(84,834)	(2,113)	—	—	(888,151)	(1,058,675)
Investing	—	—	—	—	—	—	—	—	—	—	—
Financing	—	—	—	—	—	—	—	—	—	—	—
Net cash outflow	—	—	—	(5,751)	(77,826)	(84,834)	(2,113)	—	—	(888,151)	(1,058,675)
Earnings per share
Basic, loss for the year from discontinued operations											(0.16)
Diluted, loss for the year from discontinued operations											(0.10)

							Swvl MY
			Shotl		Swvl	Smart Way	For Information
	Volt Lines	Swvl Pakistan	Transportation,	Swvl NBO	Technologies	Transportation	Technology		Swvl Germany
	B.V.	(Private) Ltd.	S.L.	Limited	Ltd.	LLC	SDN BHD	Viapool Inc.	GmbH	Urbvan	Total
Results for the year 2022
Revenue	4,548,557	15,243,597	526,001	—	3,464,525	3,881,490	1,635	7,346,255	752,801	7,390,342	43,155,203
Expenses	(5,495,428)	(24,027,477)	(2,363,934)	(10,064)	(6,527,783)	(5,739,771)	(24,231)	(11,185,077)	(2,761,876)	(9,534,271)	(67,669,912)
Operating loss	(946,871)	(8,783,880)	(1,837,933)	(10,064)	(3,063,258)	(1,858,281)	(22,596)	(3,838,822)	(2,009,075)	(2,143,929)	(24,514,709)

Finance income/(costs)	(64,355)	(6,087)	(29,402)	1,441	(35,038)	(2,617)	—	(19,488)	(447,499)	(66,154)	(669,199)
Other income/ (loss)	—	—	401,428	—	—	—	—	(48,259)	—	—	353,169
Loss from discontinued operations	(1,011,226)	(8,789,967)	(1,465,907)	(8,623)	(3,098,296)	(1,860,898)	(22,596)	(3,906,569)	(2,456,574)	(2,210,083)	(24,830,739)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

34	Discontinued operations (continued)

		Swvl					Swvl MY For
		Pakistan	Shotl		Swvl	Smart Way	Information
	Volt Line	(Private)	Transportation	Swvl NBO	Technologies	Transportation	Technology		Swvl Germany
	B.V.	Ltd.	S.L.	Limited	Ltd.	LLC	SDN BHD	Viapool Inc.	GmbH	Total
Assets
Property and equipment	115,310	—	—	—	—	—	—	—	—	115,310
Intangible assets	2,024,065	—	—	—	—	—	—	—	—	2,024,065
Right-of-use assets	576,299	—	—	—	—	—	—	—	—	576,299
Trade and other receivables	690,241	516,017	—	—	133,890	—	—	—	—	1,340,148
Prepaid expenses and other current assets	65,347	—	—	—	—	—	—	—	—	65,347
Cash and cash equivalents	886,450	124,763	—	24,638	35,031	84,862	2,185	—	—	1,157,929
Assets classified as held for sale	4,357,712	640,780	—	24,638	168,921	84,862	2,185	—	—	5,279,098
Liabilities
Interest-bearing loans	407,615	—	318,765	—	—	—	—	—	1,256,513	1,982,893
Lease liability	628,845	—	—	—	—	—	—	—	—	628,845
Accounts payable, accruals and other payables	816,547	569,646	183,969	51,489	501,822	460,595	12,876	2,094,972	1,078,013	5,769,929
Loans from a related party	—	—	458,241	—	—	—	—	—	—	458,241
Liabilities directly associated with assets classified as held for sale	1,853,007	569,646	960,975	51,489	501,822	460,595	12,876	2,094,972	2,334,526	8,839,908
Net assets directly associated with assets classified as held for sale	2,504,705	71,134	(960,975)	(26,851)	(332,901)	(375,733)	(10,691)	(2,094,972)	(2,334,526)	(3,560,810)

Amounts included in accumulated OCI	—	272,146	(565)	146,839	132,024	—	151	—	—	550,595
Exchange differences on translation of foreign operations	(103,808)	(221,020)	(1,590,502)	(243,734)	55,097	—	5,761	420,034	635,103	(1,043,069)
Reserve of disposal group classified as held for sale	(103,808)	51,126	(1,591,067)	(96,895)	187,121	—	5,912	420,034	635,103	(492,474)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Viapool Inc.	Swvl Germany GmbH	Urbvan	Total
Operating	60,959	53,629	183,969	51,489	367,932	460,595	12,876	2,094,972	1,078,013	(2,210,083)	2,154,351
Investing	(62,764)	—	—	—	—	—	—	—	—	—	(62,764)
Financing	407,615	—	777,006	—	—	—	—	—	1,256,513	—	2,441,134
Net cash inflow/outflow	405,810	53,629	960,975	51,489	367,932	460,595	12,876	2,094,972	2,334,526	(2,210,083)	4,532,721
Earnings per share	—
Basic, loss for the year from discontinued operations	—	—	—	—	—	—	—	—	—	—	(0.15)
Diluted, loss for the year from discontinued operations	—	—	—	—	—	—	—	—	—	—	(0.15)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

34Discontinued operations (continued)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Total
Results for the year 2021
Revenue	—	10,391,287	148,535	—	1,873,051	367,073	1,362	12,781,308
Expenses	—	(18,041,905)	(361,176)	(79,336)	(5,890,665)	(791,103)	(24,477)	(25,188,662)
Operating loss	—	(7,650,618)	(212,641)	(79,336)	(4,017,614)	(424,030)	(23,115)	(12,407,354)

Finance income/(costs)	—	(14,695)	49,829	3,245	(30,863)	—	—	7,516
Loss from discontinued operations	—	(7,665,313)	(162,812)	(76,091)	(4,048,477)	(424,030)	(23,115)	(12,399,838)

	Volt Lines B.V.	Swvl Pakistan (Private) Ltd.	Shotl Transportation, S.L.	Swvl NBO Limited	Swvl Technologies Ltd.	Smart Way Transportation LLC	Swvl MY For Information Technology SDN BHD	Total

Operating	—	758,461	(22,637)	(238,797)	(212,449)	(146,976)	(1,356)	136,246
Investing	—	(7,523)	(998,920)	—	(316,771)	—	—	(1,323,214)
Financing	—	—	876,749	—	—	—	—	876,749
Net cash inflow/(outflow)	—	750,938	(144,808)	(238,797)	(529,220)	(146,976)	(1,356)	(310,219)
Earnings per share
Basic, loss for the year from discontinued operations								(0.14)
Diluted, loss for the year from discontinued operations								(0.14)

34.1	Subsidiaries disposed during the year

During the year 2023, the group entered into multiple sales agreements to dispose the subsidiaries SWVL Pakistan, Voltline, Shotl and Urbvan which carried out group operations in Pakistan, Turkey, Spain and Mexico respectively. The disposal was effected in order to generate cashflows for the continuity and expansion of the Group’s other businesses and focus on profitable group entities, the details of each sale was as below.

34.1.1 SWVL Pakistan (private) Ltd.

The disposal was completed on April 15th 2023, on which date full control of Pakistan Private ltd. was passed to the acquirer. During 2023 there was no movement included in the discontinued operations as the entity was dormant.

A loss of $1,662,132 arose on the disposal of SWVL Pakistan (private) LTD, being the difference between the proceeds of the disposal and the carrying amount of the subsidiary’s net assets and attributable goodwill.

34.1.2 Voltline BV.

The disposal was completed on January 6th 2023, on which date full control of Voltline BV. was passed to the acquirer. During 2023 there was no movement included in the discontinued operations as the entity was dormant.

A gain of $2,391,487 arose on the disposal of Voltline BV, being the difference between the proceeds of the disposal and the carrying amount of the subsidiary’s net assets and attributable goodwill.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

34Discontinued operations (continued)

34.1.3 Shotl

The disposal was completed on February 22nd 2023, on which date full control of Shotl was passed to the acquirer. During 2023 there was no movement included in the discontinued operations as the entity was dormant.

A gain of $242,257 arose on the disposal of Voltline BV, being the difference between the proceeds of the disposal and the carrying amount of the subsidiary’s net assets and attributable goodwill.

34.1.4 Urbvan

The disposal was completed on September 7th 2023, on which date full control of Urbvan group was passed to the acquirer. The results of Urbvan which was included in the discontinued operations for the year are disclosed in the table above.

A loss of $9,256,862 arose on the disposal of Urbvan, being the difference between the proceeds of the disposal and the carrying amount of the subsidiary’s net assets and attributable goodwill.

34.1.5 Summary of (gain)/loss on disposal groups

	Pakistan Private Ltd.	Voltline BV.	Shotl	Urbvan	Total
Sale consideration	(20,000)	(5,000,000)	(377,829)	(9,335,867)	(14,733,696)
Foreign currency reserve	1,600,981	103,808	(58,580)	(866,512)	779,697
Non-controlling interest	—	—	1,152,077	—	1,152,077
Assets	103,834	4,357,712	—	22,300,011	26,761,557
Liabilities	(22,683)	(1,853,007)	(957,925)	(1,952,619)	(4,786,234)
Loss for the year	—	—	—	(888,151)	(888,151)
(Gain)/loss on disposal	1,662,132	(2,391,487)	(242,257)	9,256,862	8,285,250

The major classes of assets and liabilities are detailed as follows:

	Pakistan
	Private Ltd.	Voltline BV.	Shotl	Urbvan	Total
Property and equipment	—	115,310	—	180,094	295,404
Intangible assets	—	2,024,065	—	10,534,278	12,558,343
Right-of-use assets	—	576,299	—	131,516	707,815
Deferred tax assets	—	—	—	4,241,746	4,241,746
Trade and other receivables	—	690,241	—	6,695,629	7,385,870
Prepaid expenses and other current assets	—	65,347	—	160,523	225,870
Cash and cash equivalents	103,834	886,450	—	356,225	1,346,509
Total assets	103,834	4,357,712	—	22,300,011	26,761,557

Interest-bearing loans	—	407,615	316,293	—	723,908
Provision for employees’ end of service benefits	—	—	—	267,751	267,751
Lease liability	—	628,845	—	330,563	959,408
Accounts payable, accruals and other payables	22,683	816,547	186,945	1,354,305	2,380,480
Loans from a related party	—	—	454,687	—	454,687
Total liabilities	22,683	1,853,007	957,925	1,952,619	4,786,234

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

34	Discontinued operations (continued)
34.2	Subsidiaries under liquidation
34.2.1	Swvl NBO Limited

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

34.2.2	Swvl Technologies Ltd.

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

34.2.3	Smart Way Transportation LLC

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

34	Discontinued operations (continued)
34.2.4	Swvl MY For Information Technology SDN BHD

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

34.2.5	Viapool Inc.

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

34.2.6	Swvl Germany GmbH

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

35	Recapitalization costs

The difference in the fair value of the shares issued by the Group, the accounting acquirer, and the fair value of the SPAC’s, accounting acquiree’s, identifiable net assets represent a service received by the accounting acquirer. This difference is considered as cost of listing (recapitalization) and recorded in the consolidated statement of comprehensive income.

During 2022, the Group incurred certain expenses as a result of the SPAC transaction. No expenses were incurred in 2023. The following table displays the calculation of the listing costs recognized during 2022:

	Number of
	shares/warrants	At Closing Date
		USD
Net deficit from SPAC transferred to the Group	—	18,532,095

SPAC ordinary shares outstanding	34,500,000	—
SPAC ordinary shares redeemed	(29,175,999)	—
Remaining Class A Ordinary Shares	5,324,001	—
SPAC Class B Sponsor Shares	8,625,000	—
Total shares issued to SPAC	13,949,001	—

Diluted share price at Closing Date	8.68	—
Total value transferred to the SPAC	—	121,077,329
Recapitalization costs	—	139,609,424

36	Contingent liabilities

The Group has contingent liabilities as of 31 December 2023 in respect of legal claims amounting to $265,852.

The claims are related to on-going cases in Egypt within the normal course of business and the group’s lawyers have advised that they do not consider that the claim has merit, and they have recommended that it be contested.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2023 (continued)

37	Reclassifications

Certain comparative figures have been reclassified in order to conform to the current year’s presentation. The table below summarizes the significant reclassification for the line items affected in the consolidated statement of financial position and consolidated statement of comprehensive income:

	As previously reported	Reclassification	As reclassified
	USD	USD	USD

Consolidated statement of comprehensive income
Revenue	51,489,952	(7,390,342)	44,099,610
Cost of sales	(48,736,323)	5,154,360	(43,581,963)
General and administrative expenses	(66,521,060)	3,602,623	(62,918,437)
Selling and marketing costs	(18,148,235)	627,787	(17,520,448)
Provision for expected credit losses	(1,184,542)	311,100	(873,442)
Other income/ (expenses)	710,458	(161,635)	548,823
Finance income	253,892	(44,458)	209,434
Finance cost	(3,777,291)	110,648	(3,666,643)
Loss for the year from discontinued operations	(22,620,656)	(2,210,083)	(24,830,739)

The reclassifications in the consolidated statement of comprehensive income pertain to presenting the results of discontinued operations separately to conform to the current year’s presentation.