Form 20-F
period 2024-12-31
Swvl Holdings Corp
filed 2025-04-02
CIK 1875609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Outstanding as of December 31, 2024: 9,898,516 Class A Ordinary Share and 1,588,093 warrants.

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

SWVL HOLDINGS CORP

i

Explanatory Note

This Annual Report on Form 20-F for the year ended December 31, 2024, includes a classification restatement of the following consolidated financial statements:

1.	Our consolidated statement of comprehensive income, and our consolidated statement of cash flows for the year ended December 31, 2023.
2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2023 (see Item 5 of this Annual report on Form 20-F).

Restatement Overview

During the preparation of the consolidated financial statements for the year ended 31 December 2024, management has identified a classification misstatement in the presentation of certain financial statement items for the year ended 31 December 2023.

The misstatement occurred due to an incorrect classification in the gain and loss on disposal of Swvl Pakistan (Private) Ltd., Shotl Transportation, S.L., Volt Lines B.V., and Urbvan Mobility Ltd.’s results being included as part of continuing operations, rather than as discontinued operations, in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations. The subsidiary's disposal met the criteria for classification as a discontinued operation under IFRS 5.

The impact of this re-classification is $8,285,250 being deducted from loss on disposal of subsidiaries and instead added as part of loss for the year from discontinued operations and its related disclosure. There is no impact on total (loss)/profit.

Effect of restatement

The effect of this restatement on the consolidated statements of comprehensive income and cash flows for the year ended December 31, 2023 is as follows:

					As restated
				Other	after other
	As reported	Adjustment	As restated	reclassifications*	classifications
Continuing operations
Loss on disposal of subsidiary	(8.29)	8.29	—	—	—
Profit/(loss) on continuing operations	4.12	8.29	12.41	0.73	13.14
Discontinued operations
Loss on disposal of subsidiary	—	(8.29)	(8.29)	—	(8.29)
Loss on discontinued operations	(1.06)	(8.29)	(9.35)	(0.73)	(10.08)
Profit for the year	3.06	—	3.06	—	3.06

					As restated
				Other reclassifications in	after other
	As reported	Adjustment	As restated	line with IFRS 5	classifications
Profit before tax from continuing operations	4.07	8.29	12.36	0.73	13.09
Loss before tax from discontinued operations	(1.06)	(8.29)	(9.34)	(0.73)	(10.08)
Profit for the year before tax	3.02	—	3.02	—	3.02

*Other reclassifications pertain to presenting results for subsidiaries disposed during the year to discontinued operations, instead of continuing operations as per disclosure requirements of IFRS 5 to conform to current year’s presentation. These are ordinary classifications and are not related to the classification misstatement of FY 2023.

Internal Control Considerations

The above misstatement is in connection with our previously identified material weakness in our internal controls over financial reporting, as explained in more detail in this section of the Report entitled “Item 3D. Risk Factors”. This misstatement pertains specifically to the failure in accurately classifying continued and discontinued results of operations, in compliance with IFRS 5.

Swvl Holdings Corp.

INTRODUCTION

In this Annual Report on Form 20-F (this “Annual Report”), “we”, “us”, “our”, the “Company” and “Swvl” refer, to Swvl Holdings Corp.

On March 31, 2022, Swvl Holdings Corp, formerly known as Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“BVI”), consummated the transactions contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated as of July 28, 2021, as amended, by and among Holdings, Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Swvl”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of Holdings (“Cayman Merger Sub”) and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of SPAC (“BVI Merger Sub”), pursuant to which Swvl became a wholly owned subsidiary of Holdings.

We are a technology - driven disruptive mobility company that aims to provide reliable, safe, cost - effective and environmentally responsible mass transit solutions. Our mission is to identify and solve inefficiencies associated with low - quality or sometimes non - existent public transportation infrastructure in urban areas that are in critical need of such services. Our technology and services provide commuters, travelers and businesses with a valuable alternative to traditional public transportation, taxi companies or other ridesharing companies. Through our Swvl platform, we provide thousands of riders per day with a dynamically - routed self - optimizing network of minibuses and other vehicles, helping people get where they need to go.

On April 1, 2022, our ordinary shares (“Ordinary Shares”) and public warrants (“Warrants”) (together, our “Securities”) began trading on the Nasdaq Global Market under the symbols “SWVL” and “SWVLW”, respectively. In July 2023, we received approval from the Nasdaq Stock Market LLC of our request to transfer the listing of our Ordinary Shares and Warrants to the Nasdaq Capital Market from the Nasdaq Global Market, and effective July 19, 2023, the Ordinary Shares and Warrants are traded on the Nasdaq Capital Market.

On January 25, 2023, we implemented a 1-for-25 reverse stock split of our Ordinary Shares, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every twenty-five Ordinary Shares as of such date. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to in this Report give effect to the reverse stock split.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in the Annual Report to “dollars”, “USD” or “$” mean U.S. dollars, and references to EGP,AED and SAR are to Egyptian pounds, United Arab Emirates Dirham and Saudi Riyals, respectively.

We report our financial statements in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Our planned level of revenues, expenditures and liquidity;
●	Our available case and our ability to obtain additional funding;
●	Our ability to market and sell our products;
●	Our ability to continue to invest in developing out products;
●	Our assessment of the potential of our products and future potential products;
●	Our ability to maintain our relationships with suppliers, partners and other third-parties;
●	Our ability to retain key executive members and office holders;
●	Our ability to internally develop and protect new inventions and intellectual property;
●	The overall global economic environment;
●	The impact of competition and new technologies;
●	The possible impacts of cybersecurity incidents on our business and operations;
●	How long we will qualify as an emerging growth company or a foreign private issuer;
●	Interpretations of current laws and passage of future laws;
●	Changes in our strategy; and
●	Litigation.

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this Annual Report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Our business faces significant risks. You should carefully consider the risks described below, together with all other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer, and the price of our securities could decline. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other Securities and Exchange Commission, or SEC, filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3D. of this annual report on Form 20-F and the other reports and documents filed by us with the SEC.

Risks Related to Our Business, Industry, Operations and Financial Condition

●	Our limited operating history and evolving business make it particularly difficult to evaluate our prospects and the risks and challenges we may encounter;
●	We face competition and could lose market share to competitors, which could adversely affect our business, financial condition and operating results. If we cannot successfully compete with new or existing technologies, products and services, our marketing and sales will suffer, and we may not be profitable;
●	The mass transit ridesharing market is still in relatively early stages of growth and if the market does not continue to grow, grows more slowly than we expect or fails to grow as large as we expect, our business, financial condition and operating results could be adversely affected;
●	If we fail to cost-effectively attract and retain qualified drivers to use our platform, or to increase utilization of our platform by existing drivers using our platform, our business, financial condition and operating results could be harmed;

●	If we fail to cost-effectively attract and retain new corporate customers, our business, financial condition and operating results could be harmed;
●	We rely on our key personnel and other highly skilled personnel, and if we fail to attract, retain, motivate or integrate our personnel, our business, financial condition and operating results could be adversely affected;
●	Our reputation, brand and the network effects among the drivers and riders using our platform are important to our success, and if we are not able to maintain and continue developing our reputation, brand and network effects, our business, financial condition and operating results could be adversely affected, and the recent market exits might impact the reputation and brand for us in the markets they operated in with their original brand name and was exited later;
●	Our company culture has contributed to our success and if we cannot maintain this culture as it grows, our business, financial condition and operating results could be harmed;
●	Our growth strategy will subject us to additional costs, compliance requirements and risks, and our plans may not be successful;
●	Our growth strategy will subject us to additional costs, compliance requirements and risks, and our plans may not be successful;
●	We have not historically maintained insurance coverage for our operations. We may not be able to mitigate the risks facing our business and could incur significant uninsured losses, which could adversely affect our business, financial condition and operating results;
●	There is no guaranty that we will be able to generate the revenue necessary to support our cost structure or obtain the level of financing necessary for our operations;
●	Changes to our pricing could adversely affect our ability to attract or retain qualified drivers and riders to use our platform;
●	Any actual or perceived security or privacy breach could interrupt our operations and adversely affect our reputation, brand, business, financial condition and operating results. We have previously experienced a data breach that resulted in the exposure of customer information;
●	If we fail to effectively predict rider demand and set pricing and routing accordingly or to run routes that are consistent with the availability of drivers using our platform, our business, financial condition and operating results could be affected;
●	If we are not able to successfully develop new offerings on our platform and enhance our existing offerings, our business, financial condition and operating results could be adversely affected;
●	Our metrics and estimates, including the key metrics included in this Report, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business, financial condition and operating results;
●	Any failure to offer high-quality user support may harm our relationships with users and could adversely affect our reputation, brand, business, financial condition, and operating results; and
●	Systems failures and resulting interruptions in the availability of our website, applications, platform, or offerings could adversely affect our business, financial condition, and operating results.

Risks Related to Regulatory, Legal and Tax Factors Affecting our Business

●	Uncertainties with respect to the legal systems in the jurisdictions in which we operate, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect our business, financial condition and operating results;

●	As we expand our offerings, we may become subject to additional laws and regulations, and any actual or perceived failure by us to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect our business, financial condition, and operating results;
●	Failure to protect or enforce our intellectual property rights could harm our business, financial condition and operating results;
●	Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business, financial condition and operating results;
●	Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect our business;
●	The classification status of drivers that operate on ridesharing platforms is the subject of ongoing litigation and debate in multiple countries. Our business would be adversely affected if the drivers using our platform were classified as employee; and
●	We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased, and are likely to continue to increase, both our costs and the risk of non-compliance.

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

●	Failure to meet Nasdaq’s continued listing requirements could result in the delisting of our Ordinary Shares, negatively impact the price of our Ordinary Shares and negatively impact our ability to raise additional capital;
●	Our management team has limited experience managing a public company, which may result in difficulty adequately operating and growing our business;
●	We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Ordinary Shares; and
●	We are an “emerging growth company”, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Securities less attractive to investors.

Risks Related to Our Business, Industry, Operations and Financial Condition

Our limited operating history and evolving business make it particularly difficult to evaluate our prospects and the risks and challenges we may encounter.

While we have primarily focused on mass transit ridesharing services since Swvl launched in 2017, our business continues to evolve. Beginning in 2020, we reevaluated and adjusted our pricing methodologies and expanded our business offerings to include transport as a service (“TaaS”) and afterwards, software as a service (“SaaS”). While it is difficult to evaluate the prospects and risks of any business, our relatively new and evolving business makes it particularly difficult to assess our prospects and the risks and challenges it may encounter. Risks and challenges hawse have faced or expect to face include our ability to:

●	forecast our revenue and budget for and manage expenses;
●	attract new qualified drivers and new riders to use our platform and have existing qualified drivers and riders continue to use our platform in a cost-effective manner;
●	comply with existing or developing and new or modified laws and regulations applicable to our business and the data we process, including in jurisdictions where such regulations may still be developing or changing rapidly;
●	plan for and manage expenditures for our current and future offerings, including expenses relating to our growth strategy;
●	deploy and ensure utilization of the vehicles operating on our platform;

●	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;
●	maintain and enhance the value of our reputation and brand;
●	effectively manage our growth and business operations;
●	successfully expand our geographic reach;
●	successfully expand our TaaS and SaaS business;
●	hire, integrate and retain talented personnel; and
●	successfully develop new platform features and offerings to enhance the experience of riders, drivers and corporate customers (as well as schools and municipalities).

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and operating results could be adversely affected. Further, because we have limited historical financial data, operates in a rapidly evolving market and its growth strategy is premised on international expansion, including potentially in the United States and the United Kingdom any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. If our assumptions regarding these risks and uncertainties, which we use to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, our operating results could differ materially from our expectations and our business, financial condition and operating results could be adversely affected.

We operate in an evolving industry and, as a result, our past results may not be indicative of future operating performance.

We operate in a rapidly evolving industry that may not develop in a manner favorable to our business. Therefore, it may be difficult to assess our future performance. You should consider our business and prospects in light of the risks and difficulties we may encounter.

Our future success will depend in large part upon our ability to, inter alia:

●	Compete effectively against existing and new competition entering the market;
●	Anticipate and respond to macroeconomic changes and in the markets we operate in;
●	Effectively manage our growth while sustaining expenditures;
●	Attract and retain the right talent at all levels of our organization;
●	Maintain the quality of our technology infrastructure; and
●	Innovate and continue to develop products that are needed by the customers we serve.

We face competition and could lose market share to competitors, which could adversely affect our business, financial condition and operating results. If we cannot successfully compete with new or existing technologies, products and services, our marketing and sales will suffer, and we may not be profitable.

We believe that our principal competition for ridership is public transportation services and private bus companies. Our business model is premised in part on promoting the safety, efficiency and convenience of its offerings to convert public transportation users into riders on our platform. While we have previously been successful in attracting and retaining new riders, public transportation is often available at a lower price and with a greater variety of routes than the rides we offer. In addition, public transportation operators in our markets may in the future make improvements or implement measures to enhance the safety, efficiency and convenience of their networks. If current and potential riders do not view the advantages of our platform as outweighing the difference in price, or if the successful introduction of such improvements or measures weakens the competitive advantages of our offerings, we may be unable to retain existing riders or attract new riders and its business, financial condition and operating results may be adversely affected.

We also face competition from other traditional transportation companies in regard of their business-to-business offerings in addition to other ridesharing companies and car hire and taxi companies. The ridesharing market in particular is intensely competitive and is characterized by rapid changes in technology, shifting rider needs and preferences and frequent introductions of new services and offerings. We expect competition to increase, both from existing competitors and new entrants in the markets in which we operate or plan to operate, and such competitors may be well-established and enjoy greater resources or other strategic advantages. If we are unable to anticipate or successfully react to these competitive challenges in a timely manner, our competitive position could weaken, or fail to improve, and we could experience a decline in revenue or growth stagnation that could adversely affect our business, financial condition and operating results.

Certain of our current and potential competitors have greater financial, technical, marketing, research and development and other resources, greater name recognition, longer operating histories or a larger global user base than we do. Such competitors may be able to devote greater resources to the development, promotion and sale of offerings and offer lower prices in certain markets than we do, which could adversely affect our business, financial condition and operating results. These and other factors may allow our competitors to derive greater revenue and profits from their existing user bases, attract and retain qualified drivers and riders at lower costs or respond more quickly to new and emerging technologies and trends. Current and potential competitors may also establish cooperative or strategic relationships, or consolidate, amongst themselves or with third parties that may further enhance their resources and offerings.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

●	the popularity, utility, ease of use, performance and reliability of our offerings;
●	our reputation, including the perceived safety of our platform, and brand strength;
●	our pricing models and the prices of our offerings;
●	our ability to attract and retain qualified drivers and riders to use our platform;
●	our ability to develop new offerings, including the expansion of our TaaS and SaaS business;
●	our ability to continue leveraging and enhancing our data analytics capabilities;
●	our ability to establish and maintain relationships with strategic partners and third-party service providers;
●	our ability to deploy and ensure utilization of the vehicles operating on our platform;
●	changes mandated by, or that we elect to make to address, legislation, regulatory authorities or litigation, including settlements, judgments, injunctions and consent decrees;
●	our ability to attract, retain and motivate talented employees;
●	our ability to raise additional capital as needed; and
●	acquisitions or consolidation within our industry.

If we are unable to compete successfully, our business, financial condition and operating results could be adversely affected.

We may be unable to keep pace with changes in technology as our business and market strategy evolves.

We will need to respond to technological advances in a cost-effective and timely manner in order to remain competitive. The need to respond to technological changes may require us to make substantial, unanticipated expenditures. There can be no assurance that we will be able to respond successfully to technological changes. If we will be unable to respond successfully to technological advance, we may lose our competitive advantage, which could adversely affect our business.

If we fail to offer high-quality customer support, our business and reputation may suffer.

High-quality customer support is important for the successful retention of existing customers. Providing this support requires that our support personnel have specific knowledge and expertise of our products, services and markets, and that we continuously evaluate our customer support services, technologies and processes. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not provide effective and timely ongoing support, our ability to retain existing customers may suffer, and our reputation with existing or potential customers may be harmed, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

The mass transit ridesharing market is still in relatively early stages of growth and if the market does not continue to grow, grows more slowly than we expect or fails to grow as large as we expect, our business, financial condition and operating results could be adversely affected.

The mass transit ridesharing market is still relatively new, and it is uncertain to what extent market acceptance will continue to grow and at what pace. Our success depends to a substantial extent on the willingness of people to widely adopt mass transit ridesharing. If the public does not perceive our offerings as beneficial, or chooses not to adopt them as a result of concerns regarding public health or safety, affordability or for other reasons, then the market for our offerings may not further develop, may develop more slowly than we expect or may not achieve the growth potential we expect. Any of the foregoing risks and challenges could adversely affect our business, financial condition and operating results.

If we fail to cost-effectively attract and retain qualified drivers to use our platform, or to increase utilization of our platform by existing drivers using our platform, our business, financial condition and operating results could be harmed.

Our continued growth depends in part on our ability to cost-effectively attract and retain qualified drivers who satisfy our screening criteria and procedures to use our platform and to increase utilization of our platform by existing drivers.

To attract and retain qualified drivers to use our platform, we have, among other things, offered bonus payments and other incentives to high-performing drivers. If we do not continue to provide drivers with compelling opportunities to earn income and other incentive programs for using our platform, or if drivers become dissatisfied with our requirements for drivers to use our platform, we may fail to attract new drivers to use our platform, retain current drivers to use our platform or increase their utilization of our platform, or we may experience complaints, negative publicity, or services disruptions that could adversely affect our users and our business.

The incentives we provide to attract drivers could fail to attract and retain qualified drivers to use our platform or fail to increase utilization of our platform by existing drivers or could have other unintended adverse consequences. In addition, changes in certain laws and regulations, labor and employment laws, licensing requirements or background check requirements, may result in a shift or decrease in the pool of qualified drivers, which may result in increased competition for the services of qualified drivers or higher costs of recruitment, operation and retention with respect to drivers providing services through our platform. Other factors outside of our control, such as the COVID-19 pandemic or other concerns about personal health and safety, or concerns about the availability of government or other assistance programs if drivers continue to drive using our platform, may also reduce the number of drivers available through our platform or utilization of our platform by drivers, or impact our ability to attract new drivers to use our platform. If we fail to attract qualified drivers to use its platform on favorable terms, fail to increase utilization of our platform by existing drivers or loses qualified drivers using its platform to competitors, we may not be able to meet the demand of riders, including maintaining competitive prices for riders, and our business, financial condition and operating results could be adversely affected.

If we fail to cost-effectively attract and retain new corporate customers, our business, financial condition and operating results could be harmed.

Our success depends, in part, on our ability to cost-effectively attract and retain new corporate customers. Companies have a variety of options for employee transportation, such as public transit, traditional shuttle services or employee car allowances. Corporate transportation may also evolve due to factors such as cost considerations, employee well-being initiatives, sustainability goals and shift in workplace policies.

To expand our corporate customer base, we must appeal to businesses through our brand awareness, reputation for reliability, cost-effectiveness and employee safety and satisfaction. We believe that our core technologies, which enable us to reduce cost and increase safety, compared to other means of transportation have been a key in increasing adoption among companies, and retaining them.

We rely on our key personnel and other highly skilled personnel, and if we fail to attract, retain, motivate or integrate our personnel, our business, financial condition and operating results could be adversely affected.

Our success depends in part on the continued service of our co-founder and Chief Executive Officer, senior management team, key technical employees and other highly skilled personnel, and on our ability to identify, hire, develop, motivate, retain and integrate highly qualified personnel for all areas of our organization. We may not be successful in attracting and retaining qualified personnel to fulfill our current or future needs. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult to find suitable replacements on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary personnel, particularly in critical areas of our business, we may not achieve our strategic goals.

We face intense competition for highly skilled personnel. To attract and retain top talent, we had to offer, and we believe we need to continue to offer, competitive compensation and benefits packages. Job candidates and existing personnel often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines or if we are unable to provide competitive compensation packages, our ability to attract and retain highly qualified personnel may be adversely affected and we may experience increased attrition. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage its hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and employee morale, productivity and retention could suffer, which could adversely affect our business, financial condition and operating results.

Our reputation, brand and the network effects among the drivers and riders using our platform are important to our success, and if we are not able to maintain and continue developing our reputation, brand and network effects, our business, financial condition and operating results could be adversely affected, and the recent market exits might impact the reputation and brand for us in the markets they operated in with their original brand name and was exited later.

We believe that building a strong reputation and brand as a safe, reliable and affordable platform and continuing to increase the strength of the network effects among the drivers and riders using our platform (i.e., the advantages that derive from having more drivers and riders using our platform) are critical to our ability to attract and retain qualified drivers and riders. The successful development of our reputation, brand and network effects depends on a number of factors, many of which are outside our control. Negative perception of us or our platform may harm our reputation, brand and network effects, including as a result of:

●	complaints or negative publicity about us or drivers or riders on our platform, our offerings or our policies and guidelines, including our practices and policies with respect to drivers, or the ridesharing industry, even if factually incorrect or based on isolated incidents;
●	illegal, negligent, reckless or otherwise inappropriate behavior by drivers, riders or third parties;
●	a failure to offer riders competitive pricing and convenient service;
●	a failure to provide the range of routes, Dynamic Routing (as defined below), and ride types sought by riders;
●	actual or perceived inaccuracies in demand prediction and other defects or errors in our platform;
●	actual or perceived disruptions in our platform, site outages, payment disruptions or other incidents that impact the reliability of our offerings;
●	failure to protect our customer personal data, or other privacy or data security breaches;
●	litigation involving, or investigations by regulators into, our business;
●	users’ lack of awareness of, or compliance with, our policies;
●	our policies or changes thereto that users or others perceive as overly restrictive, unclear or inconsistent with our values or mission or that are not clearly articulated;
●	a failure to enforce our policies in a manner that users perceive as effective, fair and transparent;
●	a failure to operate our business in a way that is consistent with our stated values and mission;
●	inadequate or unsatisfactory user support service experiences;
●	illegal or otherwise inappropriate behavior by our management team or other employees or contractors;
●	negative responses by drivers or riders to new offerings on our platform;

●	a failure to balance the interests of driver and riders;
●	accidents or other negative incidents involving the use of our platform;
●	perception of our treatment of employees or contractors and our response to employee sentiment related to political or social causes or actions of management;
●	political or social policies or activities; or
●	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or its industry as a whole.

If we does not successfully maintain and develop our brand, reputation and network effects and successfully differentiate our offerings from the offerings of competitors, our business may not grow, we may not be able to compete effectively and we could lose existing qualified drivers or existing riders or fail to attract new qualified drivers or new riders to use our platform, any of which could adversely affect our business, financial condition and operating results.

Our company culture has contributed to our success and if we cannot maintain this culture as it grows, our business, financial condition and operating results could be harmed.

We believe that our culture, which promotes proactivity, taking ownership and putting riders and drivers first has been critical to its success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

●	failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;
●	our rapid growth strategy, which involves increasing the size and geographic dispersion of our workforce;
●	shelter-in-place orders in certain jurisdictions where we operate that have required many of our employees to work remotely, as well as return to work arrangements and workplace strategies;
●	the inability to achieve adherence to our internal policies and core values, including our diversity, equity and inclusion practices;
●	competitive pressures to move in directions that may divert us from our mission, vision and values;
●	the continued challenges of the rapidly evolving mass-transit ridesharing industry;
●	the increasing need to develop expertise in new areas of business and operate across borders;
●	potential negative perception of our treatment of employees or our response to employee sentiment related to political or social causes or actions of management; and
●	the integration of new personnel and businesses from potential acquisitions.

If we are not able to maintain our corporate culture, our business, financial condition and operating results could be adversely affected.

Our growth strategy will subject us to additional costs, compliance requirements and risks, and our plans may not be successful.

We intend to pursue steady growth strategy to expand our operations into new international markets, including potentially in the United States and other Gulf Corporation Council countries such as Kuwait and Qatar. Our growth strategy for 2025 focuses on growth with keeping expansion cost in balance, as well as keeping a lot of operation functions centralized in cost-effective markets to help with cost management, in line with how it operated in 2024.

We implemented a rapid growth strategy in the first half of 2022, acquiring multiple entities to expand operations into new international markets. We aimed to expand our B2C (as defined below) offerings in countries in the Middle East and Latin America, and to introduce  Swvl Business offerings in countries in Latin America, Western Europe and Southeast Asia, Operating in a large number of countries requires significant attention of our management to oversee operations over a broad geographic area with varying legal and regulatory environments, competitive dynamics and cultural norms and customs and places significant burdens on our operations, engineering, finance and legal and compliance functions. During 2022 and 2023, we have discontinued several operations and markets, and decided to continue our operations in Egypt, Kingdom of Saudi Arabia (“KSA) and the United Arab Emirates (“UAE”). We incurred significant operating expenses as a result of our international presence and our expansion plans were subject to a variety of challenges, including:

●	recruitment and retention of talented and capable employees in foreign countries while maintaining our company culture in each of its markets;
●	competition from local incumbents with existing knowledge of local markets that may market and operate more effectively and may enjoy greater local affinity or awareness;
●	differing rider and driver demand dynamics, which may make our offerings less successful;
●	the need to adapt to new markets, including the need to localize our offerings and marketing efforts to the preferences of local riders and drivers;
●	public health concerns or emergencies, including the COVID-19 pandemic and other highly communicable diseases or viruses;
●	compliance with varying laws and regulatory standards, including with respect to data privacy, cybersecurity, tax, trade compliance, environmental and other vehicle standards and local regulatory restrictions;
●	the risk that local laws and business practices favor local competitors;
●	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and similar laws in other jurisdictions;
●	obtaining any required government approvals, licenses or other authorizations;
●	varying levels of Internet and mobile technology adoption and infrastructure;
●	currency exchange restrictions or costs and exchange rate fluctuations;
●	political, economic, or social instability, which may cause disruptions to our business;
●	operating in jurisdictions with reduced, nonexistent or unenforceable protection for intellectual property rights or where we do not have registered intellectual property rights in its brand and/or technology; and
●	limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Our limited experience in operating our business in multiple countries increases the risk that any potential expansion efforts that we may undertake will not be successful and that historically led to us exiting certain markets we were operating in due to difficulties in those markets and the funding available to maintain operation and growth. We intend to invest substantial time and resources to expand our operations internationally. As a result, if we are unable to manage these risks effectively, our business, financial condition and operating results could be adversely affected.

If we fail to effectively manage our growth and optimize our organizational structure, our business, financial condition and operating results could be adversely affected.

Since our launch in 2017, we have experienced rapid growth in our business, revenues and the number of users on our platform. We expect this growth to be slower than prior periods, focusing on profitability of the new expansions or growth in existing markets given the current market conditions which increase the cost of capital to support growth activities.

This growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. The steps we take to manage our business operations, including policies for employees, and to align our operations with our strategies for growth, may adversely affect our reputation and brand and our ability to recruit, retain and motivate highly skilled personnel.

Our ability to manage growth and business operations effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain user satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, then our reputation, brand, business, financial condition and operating results could be adversely affected.

We have not historically maintained insurance coverage for our operations. We may not be able to mitigate the risks facing our business and could incur significant uninsured losses, which could adversely affect our business, financial condition and operating results.

We do not currently maintain any insurance policies to cover general business liabilities, business interruptions, crime, losses of key personnel or security breaches and incidents relating to our network systems or operations. As a result, any losses arising from or relating to, among other things, personal injury, property damage, labor and employment disputes, commercial disputes, fraudulent transactions or other criminal activity, business interruptions, noncompliance with applicable laws and regulations, infringement or misappropriation of intellectual property or security or privacy breaches, or the successful assertion of one or more claims against or related to any of the foregoing, could require us to service such losses or claims using internal resources, which would have an adverse effect on our business, financial condition and operating results.

Our business depends on insurance coverage which is independently required to be maintained by the drivers using its platform.

We are in the process of obtaining coverage for general business liabilities and cyber insurance. We are also evaluating whether other types of insurance coverage may be appropriate for our business, such as transportation network company insurance. Nevertheless, we may not obtain enough insurance to adequately mitigate the operations-related risks we face, and some operations-related risks may not be covered at all. We may have to pay high premiums, self-insured retentions or deductibles for the coverage we do obtain. We may also be unable to obtain cyber insurance coverage in certain countries at commercially reasonable rates or at all, and it may experience losses as a result. Additionally, if any of our insurance providers becomes insolvent, such providers could be unable to pay any operations-related claims that we make. Certain losses may be excluded from insurance coverage.

We maintain and provides medical insurance for all drivers and riders using our platform only in Egypt. To do so, we rely on a limited number of third-party insurance service providers to service-related claims. If any of our third-party insurance service providers fails to service claims to our expectations, discontinues or increases the cost of coverage or changes the terms of such coverage in a manner unfavorable to drivers, riders or to us, we cannot guarantee that we would be able to secure replacement coverage or services on reasonable terms in an acceptable time frame or at all. If we cannot find alternate third-party insurance service providers on acceptable terms, we may incur additional expenses related to servicing such ride-related claims using internal resources.

Insurance providers have raised premiums and deductibles for many types of claims, coverages and for a variety of commercial risk and are likely to do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when policies are renewed or replaced to manage pricing pressure. Our business, financial condition and operating results could be adversely affected if (i) cost per claim, premiums or the number of claims significantly exceeds our historical experience, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance providers fail to pay on our insurance claims, (iv) we experience a claim for which coverage is not provided, (v) the number of claims and average claim cost under our deductibles or self-insured retentions differs from historic averages or (vi) an insurance policy is cancelled or not renewed.

There is no guaranty that we will be able to generate the revenue necessary to support our cost structure or obtain the level of financing necessary for our operations.

In the fiscal year ended December 31, 2024 (“FY 2024”), we incurred losses for the year of $9.61 million while reducing the negative cashflow from operations to $3.29 million. During the fiscal year ended December 31, 2023 (“FY 2023”), we achieved profits of $3.06 million and reduced the negative cashflow from operations to $9.1 million. We have funded our operations to date mainly through working capital cycles and external fundraising.

In FY 2024, we continued to revise our capital structure to be funded through working capital and cashflows generated from operations. We have also secured a working capital line to ensure that there is continuity of funds available for the Egyptian market if needed. Our current markets are profitable and generate sufficient cash flows for our day to day operations, however, Swvl and its subsidiaries (together, the “Group”) have incurred losses and negative cashflows on account of our corporate expenses and listing costs.

In FY 2023, we revised our capital structure to be funded through working capital and cashflows generated from operations. We were profitable in the largest operating market and achieved profitability and positive cashflow for the Group. We started also exploring opportunities for external debt financing from banks and financial institutions to obtain funding required to continue our operations.

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

Illegal, improper or otherwise inappropriate activity of riders, drivers or other users, whether or not occurring while utilizing our platform, could expose us to liability and harm our business, brand, financial condition and operating results.

Illegal, improper or otherwise inappropriate activities by riders, drivers or other users, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through, our platform could adversely affect our brand, business, financial condition and operating results. These activities may include assault, theft, unauthorized use or sharing of rider or driver accounts and other misconduct. Such conduct could expose us to liability or adversely affect our brand or reputation.

While we have taken measures to guard against these illegal, improper or otherwise inappropriate activities, these measures may prove inadequate to prevent such activities or we may not be successful in implementing them effectively. Although we require certain qualification processes for drivers using our platform, including submission of criminal record checks in certain jurisdictions, these qualification processes may not expose all potentially relevant information and may be limited in certain jurisdictions according to national and local laws, and we may fail to conduct such qualification processes adequately or identify information that could be relevant to a determination of driver eligibility.

Further, any negative publicity related to the foregoing, whether an incident occurred on our platform, on our competitors’ platforms, or on any ridesharing platform, could adversely affect our reputation and brand or public perception of the ridesharing industry as a whole, which could negatively affect demand for our platform and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could harm our business, financial condition and operating results.

Changes to our pricing could adversely affect our ability to attract or retain qualified drivers and riders to use our platform.

Demand for our offerings is sensitive to the price of rides. Many factors, including operating costs, legal and regulatory requirements or constraints and our current and future competitors’ pricing and marketing strategies, could significantly affect our pricing strategies. Competitors may offer, or may in the future offer, lower-priced or a broader range of offerings or use marketing strategies that enable them to attract or retain qualified drivers and riders at a lower cost than we do.

We use pricing algorithms to set prices depending on the route, time of day and expected rates of utilization. In the past, we have made pricing changes and spent significant resources on marketing rider incentives, and there can be no assurance that we will not be forced, through competitive pressures, regulation or otherwise, to reduce the price of rides for riders, to increase the rates we offer for driver services or to increase our marketing and other expenses to attract and retain qualified drivers and riders using our platform.

Furthermore, the economic sensitivity of drivers and riders using our platform may vary by geographic location, and as we expand into new markets, our pricing methodologies may not enable us to compete effectively in these locations. Local regulations may affect our pricing in certain geographic locations, which could amplify these effects. For example, we and other ridesharing companies have made commitments to the Egyptian Competition Authority not to set prices below certain profitability benchmarks with respect to their B2C ridesharing offerings in Egypt. We have launched, and may in the future launch, new pricing strategies and initiatives, such as subscription packages and driver or rider loyalty programs. We have also modified, and may in the future modify, existing pricing methodologies, such as our up-front pricing policy. Any of the foregoing actions may not ultimately be successful in attracting and retaining qualified drivers and riders.

Any actual or perceived security or privacy breach could interrupt our operations and adversely affect our reputation, brand, business, financial condition and operating results. We have previously experienced a data breach that resulted in the exposure of customer information.

Our business involves the collection, storage, transmission and other processing of our users’ personal and other sensitive data. An increasing number of organizations, including large online and off-line merchants and businesses, other large Internet companies, financial institutions and government institutions, have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched, we may be unable to anticipate, detect or prevent these attacks.

We have previously experienced a data breach. In July 2020, unauthorized parties gained access to a Swvl database containing identifiable information of its riders by exploiting a breach in certain third-party software used by us. While such breach has not had a material impact on our business or operations and we have since implemented measures designed to restrict any similar data breach, unauthorized parties may in the future gain access to our systems or facilities through various means, including gaining unauthorized access into our systems or facilities or those of our service providers, partners or users on our platform, or attempting to fraudulently induce our employees, service providers, partners, users or others into disclosing rider names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems, or attempting to fraudulently induce our employees, partners or others into manipulating payment information, resulting in the fraudulent transfer of funds to criminal actors. In addition, users on our platform could have vulnerabilities on their own mobile devices that are entirely unrelated to our systems and platform but could mistakenly attribute their own vulnerabilities to us. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing and ransomware attacks are becoming increasingly common, and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect.

Although we have developed systems and processes that are designed to protect users’ data, prevent data loss and prevent other privacy or security breaches, these measures cannot guarantee security. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our users’ payment card data and other personal information that are accessible through those systems. We are still a growing company and may not have sufficient dedicated personnel or internal oversight to detect, identify, and respond to all privacy or security incidents. Additionally, as we expand its operations, including sharing data with third parties or continuing the work-from-home practices of our employees (including increased use of video conferencing), our exposure to cyberattacks or security breaches may increase. Further, employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in an actual or perceived privacy or security breach or other security incident. Although we have implemented policies restricting the access to the personal information it stores, these policies may be breached or prove inadequate.

Any actual or perceived breach of privacy or security could interrupt our operations, result in our platform being unavailable, result in loss or improper disclosure of data, result in fraudulent transfer of funds, harm our reputation and brand, damage our relationships with strategic partners and third-party service providers, result in significant legal, regulatory and financial exposure and lead to loss of driver or rider confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition and operating results. Any breach of privacy or security impacting any entities with which we may share or disclose data could have similar effects. Further, any cyber-attacks or security and privacy breaches directed at our competitors could reduce confidence in the ridesharing industry as a whole and, as a result, reduce confidence in us.

Additionally, responding to any privacy or security breach, including defending against claims, investigations or litigation in connection with any privacy or security breach, regardless of their merit, could be costly and divert management’s attention. We do not currently maintain any insurance to cover security breaches and incidents or losses relating to its network systems or operations. As a result, the successful assertion of one or more large claims against us could have an adverse effect on our reputation, brand, business, financial condition and operating results. For more information see “Item 16K. Cybersecurity”.

Defects, errors or vulnerabilities in our applications, backend systems or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition and operating results.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. The third-party software that we incorporate into our platform may also be subject to errors or vulnerability. Any errors or vulnerabilities discovered in our code or third-party software could result in negative publicity, loss of users, loss of revenue and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a data breach. We may need to expend significant financial and development resources to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects or vulnerabilities could adversely affect our business, financial condition and operating results as well as negatively impact our reputation or brand.

We rely on various third-party product and service providers and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and operating results could be adversely affected.

Our success depends in part on our relationships with third-party product and service providers. For example, we rely on third-parties to fulfill various marketing, web hosting, payment, communications and data analytics services to support our platform. If any of our partners terminate their relationship with us or refuses to renew their agreement on commercially reasonable terms, we would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable time frame. While we do not own or operate vehicles, in the event that vehicle manufacturers issue recalls or the supply of vehicles or automotive parts is interrupted, affecting the vehicles operating on our platform, the availability of vehicles on our platform could become constrained.

In addition, our business may be adversely affected to the extent the software and services used by our third-party service providers do not meet expectations, contain errors or vulnerabilities, are compromised or experience outages. We cannot be certain that our licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against suppliers, licensors or ourselves, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop our platform containing that technology could be severely limited and our business could be harmed. If we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of its offerings, which could adversely affect our business, financial condition and operating results.

Any of these risks could increase our costs and adversely affect our business, financial condition and operating results. Further, any negative publicity related to any of our strategic partners and third-party service providers, including any publicity related to quality standards or safety concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

If we fail to effectively predict rider demand and set pricing and routing accordingly or to run routes that are consistent with the availability of drivers using our platform, our business, financial condition and operating results could be affected.

We rely on our proprietary technology to predict and dynamically update routing in response to changes in demand, to optimize pricing in response to such demand and to maximize per-vehicle utilization. If we are unable to effectively predict and meet rider demand and to update our routing and pricing accordingly, we may lose ridership and its revenues may decrease. In addition, riders’ price sensitivity varies by geographic location, among other factors, and if we are unable to effectively account for such variability in our pricing methodologies, our ability to compete effectively in these locations could be adversely affected. Our success also depends, in part, on our ability to match route plans with the availability and preferences of the drivers using our platform. If we are unable to determine and allocate routes in a manner consistent with the availability and preferences of such drivers, drivers may reduce or discontinue their participation on our platform and may use competitors’ platforms. Any of the foregoing risks could negatively impact our business, financial condition and operating results.

If we are not able to successfully develop new offerings on our platform and enhance our existing offerings, our business, financial condition and operating results could be adversely affected.

Our ability to attract new qualified drivers and new riders, retain existing qualified drivers and existing riders and increase utilization of our offerings will depend in part on our ability to successfully create and introduce new offerings and to improve upon and enhance existing offerings. As a result, we may introduce significant changes to our existing offerings or develop and introduce new and unproven offerings. If any of our new or enhanced offerings are unsuccessful, including as a result of any inability to obtain and maintain required permits or authorizations or other regulatory constraints or because they fail to generate sufficient return on our investments, our business, financial condition and operating results could be adversely affected.

Furthermore, new driver or rider demands regarding platform features, the availability of superior competitive offerings or a deterioration in the quality of our offerings or ability to bring new or enhanced offerings to market quickly and efficiently could negatively affect the attractiveness of our platform and the economics of our business, requiring us to make substantial changes to and additional investments in our offerings or business model. In addition, Swvl frequently experiments with and tests different offerings and marketing strategies. If these experiments and tests are unsuccessful, or if the offerings and strategies we introduce based on the results of such experiments and tests do not perform as expected, our ability to attract new qualified drivers and new riders, retain existing qualified drivers and existing riders and maintain or increase utilization of our offerings may be adversely affected.

Our market is characterized by rapid technology change, particularly across the anticipated TaaS and SaaS offerings, which require us to develop new products and product innovations, and any delays in such development could adversely affect market adoption of our products and our financial results. Developing and launching new offerings or enhancements to the existing offerings on our platform, such as our launch of our TaaS offering in 2020 and our subsequent launch of our SaaS offering for use by corporate customers and other third parties, involves significant risks and uncertainties, including risks related to the reception of such offerings by existing and potential future drivers and riders, increases in operational complexity, unanticipated delays or challenges in implementing such offerings or enhancements, increased strain on our operational and internal resources (including an impairment of our ability to accurately forecast rider demand and the number of drivers using our platform) and negative publicity in the event such new or enhanced offerings are perceived to be unsuccessful. We intend to continue to scale our business rapidly, and significant new initiatives have in the past resulted in, and in the future may result in, operational challenges affecting our business.

In addition, developing and launching new offerings and enhancements to our existing offerings may involve significant up-front capital investments. Such investments may not generate a positive return on investment. Further, from time to time we may reevaluate, discontinue and/or reduce these investments and decide to discontinue one or more of its offerings. Any of the foregoing risks and challenges could negatively impact our ability to attract and retain qualified drivers and riders, our ability to increase utilization of our offerings and our visibility into expected operating results, and could adversely affect our business, financial condition and operating results. Additionally, our near-term operating results may be impacted by long-term investments in the future.

We may require additional capital to support the growth of our business, which capital may not be available on terms acceptable to us, or at all. To the extent we obtain additional capital through future issuances of our Securities, such issuances could dilute the interests of existing shareholders.

Since commencing operations in 2017, we have funded our operations and capital expenditures primarily through equity issuances, convertible note issuances. By the end of 2022 along with the economic downturn, we shifted dependency to rely more on cash generated from operations rather than equity issuances to avoid dilution to shareholders. To support and grow our business, we must have sufficient capital.

We may issue additional Swvl Securities in the future, for example, under employee incentive plans, in the public market, in a private placement or as part of an acquisition in which the seller receives our Securities as consideration. The issuance of additional Swvl Securities by us may significantly dilute the equity interests of existing Swvl shareholders and could cause a change in control if a substantial number of our Securities are issued, which may adversely affect prevailing market prices for our Securities.

Our ability to obtain financing in the future will depend upon, among other things, our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek such financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us or within the timeframe we require, our ability to continue to support its business growth and to respond to business challenges could be significantly limited, and our business, financial condition and operating results could be adversely affected.

Our metrics and estimates, including the key metrics included in this Report, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business, financial condition and operating results.

We regularly review and may adjust our processes for calculating the metrics used to evaluate growth, measure performance and make strategic decisions. These metrics, including utilization, avoided emissions and driver retention rates, among others, which are calculated using internal company data and have not been evaluated by a third-party. Our metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely, and we may make material adjustments to our processes for calculating our metrics in order to enhance accuracy, because better information becomes available or for other reasons, which may result in changes to such metrics. The estimates and forecasts we disclose relating to the size and expected growth of our addressable market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth we have forecasted, our business could fail to grow at similar rates, if at all. Additionally, while we may at times create and publish metrics or other disclosures regarding environmental, social and governance (“ESG”) matters, many of the statements in those voluntary disclosures are based on expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain given the long timelines involved and the lack of an established single approach to identify, measuring, and reporting on many ESG matters. If investors or analysts do not consider our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, then our business, financial condition and operating results could be adversely affected.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our offerings is important to our ability to grow our business and to attract new qualified drivers and riders and can be costly. We believe that much of the growth in our rider base and the number of drivers using our platform is attributable to our paid marketing initiatives. Our marketing efforts currently include offline marketing (such as billboard advertisements and in-person promotional events), online marketing (such as social media and Internet-driven advertising campaigns), and partnerships with other businesses, through which we offer promotions and other incentives to the customers of such businesses. As we expand our business into new markets, our marketing initiatives may become increasingly expensive, and generating a meaningful return on those initiatives may be difficult. Even if we successfully increase revenue due to our paid marketing efforts, such an increase may not offset the additional marketing expenses we incur.

If our marketing efforts are not successful in promoting awareness of our offerings or attracting new qualified drivers, riders, or corporate customers, or if we cannot cost-effectively manage our marketing expenses, our operating results and financial condition could be adversely affected. If our marketing efforts successfully increase awareness of its offerings, this could also lead to increased public scrutiny of our business and increase the likelihood of third parties bringing legal proceedings against us. Any of the foregoing risks could harm our business, financial condition, and operating results.

Any failure to offer high-quality user support may harm our relationships with users and could adversely affect our reputation, brand, business, financial condition, and operating results.

Our ability to attract and retain drivers, riders and corporate customers to use our platform depends partly on the ease and reliability of our offerings, including our ability to provide high-quality support. Riders, drivers and other users of our platform depend on our support services to resolve any issues relating to our offerings, such as issues relating to payments or reporting a safety incident. Our ability to provide adequate and timely support is dependent on our ability to automate support services for simple issues (such as route inquiries) and, for other issues, to retain and deploy third-party service providers who are qualified to support users and sufficiently knowledgeable regarding our offerings. As we continue to grow our business and improve and expand our offerings, we will face challenges in providing quality support services at scale. As we expand our offerings into new territories, we will be required to provide support services specific to our offerings and the needs of users in the applicable market. Any failure to provide high-quality user support, or a market perception that we do not offer high-quality support, could adversely affect our reputation, brand, business, financial condition and operating results.

Systems failures and resulting interruptions in the availability of our website, applications, platform, or offerings could adversely affect our business, financial condition, and operating results.

Our systems, or those of the third parties upon which we rely, may experience service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware or other events. Our systems may also be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by our employees. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities. Any business interruption insurance that we obtain in the future may not be adequate to cover all our losses that may result from interruptions in our service due to systems failures and similar events.

We may experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our offerings. These events could result in loss of revenue. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our offerings could adversely affect our business and reputation and could result in the loss of users. Moreover, to the extent that any system failure or similar event results in harm to the users using our platform, we may make voluntary payments to compensate for such harm or the affected users could seek monetary recourse or contractual remedies from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

Our business could be adversely impacted by changes in users’ access to the Internet and mobile devices or unfavorable changes in, or our failure to comply with, existing or future laws governing the Internet and mobile devices.

Our business depends on users’ access to our platform via the Internet and mobile devices. We operate in and plans to expand into markets that may have low levels of Internet penetration or provide limited Internet connectivity in some areas. The price of mobile devices and Internet access may limit our potential growth in such markets. Internet infrastructure in such markets may not support, and may be disrupted by, continued growth in the number of Internet users, their frequency of use or their bandwidth requirements. Any such failure in Internet or mobile device accessibility, even for a short period, could adversely affect our business, financial condition, or operating results.

We are subject to several laws and regulations specifically governing the Internet and mobile devices that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and our offerings, require us to change our business practices, or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, mobile and other communications, advertising practices, consumer protections, online payment services, and the characteristics and quality of offerings, among other things. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss of users, and fines or proceedings by governmental agencies, any of which could adversely affect our business, financial condition and operating results.

We rely on mobile operating systems and application marketplaces to make our mobile applications available to the drivers and riders using our platform. If we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, financial results and operating results could be adversely affected.

We depend in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make its applications available to drivers and riders using our platform. Any changes in such systems and application marketplaces that degrade the functionality of our applications or give preferential treatment to competitors’ applications could adversely affect the usage of our platform. If such mobile operating systems or application marketplaces limit or prohibit us from making its applications available to drivers and riders, make changes that degrade the functionality of our applications, increase the cost of using its applications, impose terms of use unsatisfactory to us or modify their search or ratings algorithms in ways that are detrimental to it, or if the placement of competitors in such mobile operating systems’ application marketplaces is more prominent than the placement of our applications, overall growth in our rider or driver base could slow. Our applications have experienced fluctuations in number of downloads in the past, and we anticipate fluctuations in the future. Any of the foregoing risks could adversely affect our business, financial condition and operating results.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our applications. Additionally, we need to ensure that its offerings are designed to work effectively with a range of mobile technologies, systems, networks, and standards to deliver high-quality applications. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance the experience of drivers and riders. If drivers or riders on our platform encounter any difficulty accessing or using our applications on their mobile devices, or if we are unable to adapt to changes in popular mobile operating systems, our business, financial condition, and operating results could be adversely affected.

Our product integrates with other third-party applications, products and services, which we do not control. We may not be able to ensure compatibility with third parties’ product developments and we may not ensure that these third-parties’ applications, products and services will not disrupt the interoperability of our platform. Should any of these third parties’ applications, products or services degrades the functionality or performance of our product, our business and operating results may be adversely affected.

Our platform integrates with various communications, ticketing, payment and social media vendors. As our offerings expand and evolve, our platform may have an increasing number of integrations with other third-party applications, products and services. Third-party applications, products, and services are constantly evolving, and we may not be able to maintain or modify its platform to ensure its compatibility with third-party offerings following development changes. In addition, some of our competitors or third-parties upon which we rely may take actions that disrupt the interoperability of our platform with their products or services or exert strong business influence on our ability to operate and distribute its platform or the terms on which it does so. As our respective products evolve, we expect the types and levels of competition to increase. Should any of our competitors or other third-parties modify their products, standards or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to competitive products or services, our products, platform, business, financial condition and operating results could be adversely affected.

We do not have written contractual arrangements in place with certain of its historically material customers. In any event of a dispute, the lack or a written contract would make it difficult for us to enforce its right under such agreements, if at all.

We have provided TaaS services to certain corporate customers without a written contract governing such arrangement. These non-contractual arrangements with TaaS customers made up approximately 7% and 2% of our revenue in each of fiscal year ended December 31, 2021 and fiscal year ended December 31, 2022, respectively, while there was none in the fiscal years ended December 31, 2024 and December 31, 2023. While the counterparties have performed under such arrangements without any material disputes, in the event of a dispute, the lack of a written contract could make it particularly difficult for us to enforce its rights under the arrangement, if at all. During 2023, Swvl entered into definitive documentation to govern its relationships with such corporate customers and progressed in setting up internal procedures to ensure that future relationships are governed by written contractual arrangements at the outset. As a result, Swvl was able to eliminate the percentage of revenue attributable to TaaS customers without contractual arrangements over time and operate only after getting into definitive documentation with all TAAS customers.

Our business may be adversely affected by current or future unfavorable economic and market conditions, natural disasters, public health crises, political crises, or other unexpected events.

A natural disaster, such as an earthquake, fire, hurricane, tornado or flood, or significant power outage, could disrupt our operations, mobile networks, the Internet or the operations of our third-party technology providers. In addition, any public health crises, other epidemics, political crises, such as terrorist attacks, war and other political or social instability, or other catastrophic events could adversely affect our operations or the economy as a whole. Moreover, the likelihood of such events may increase as a result of climate change or other systemic impacts. Climate change may also put pressure on companies like us that rely on hydrocarbons for their operations to reduce its carbon emissions which may result in additional costs to us. The impact of such events or other disruption to us or its third-party providers’ abilities could result in decreased demand for our offerings or a disruption in the provision of our offerings, which could adversely affect our business, financial condition and operating results.

Our business, financial condition and operating results are also subject to general economic conditions in the markets in which we operate. Any deterioration of economic conditions in such markets could lead to, among other things, increased unemployment and decreased consumer spending and commercial activity. As a result, demand for our platform by riders and drivers may decline. We cannot predict the timing or duration of any economic slowdown or subsequent economic recovery in the markets in which we operate or intends to operate. An economic downturn resulting in a prolonged recessionary period may adversely affect our business, financial condition and operating results.

Our operations are subject to currency volatility and inflation risk.

The U.S. dollar is our financial presentation currency as a group. We also derive revenues and incurs expenses in other currencies relevant to each country of operations, including Egyptian pounds and Saudi Ryals. We currently operate in Egypt and Saudia Arabia. Operations in Egypt are in Egyptian pounds and subject to currency devaluation as the Egyptian pounds devaluated around 63% in the period between January 2024 and the date of this Annual Report and is expected to decline further in value against the U.S. dollar. We are therefore subject to foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, we are exposed to the risk that, if the Egyptian pound devalue relative to the dollar, inflation rates may exceed the speed of devaluation, or that the timing of such depreciation may lag behind inflation. The dollar cost of our operations would increase in any such event, and our dollar-denominated operating results would be adversely affected.

Generally, increases in inflation raise our costs for commodities, labor, services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely affect our financial condition. Increases in inflation, geopolitical developments and global supply chain disruptions, may cause, global economic uncertainty and uncertainty about the interest rate environment. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Risks Related to Regulatory, Legal and Tax Factors Affecting us

We may be subject to general litigation, regulatory disputes and government inquiries.

As a growing company with expanding operations, we may in the future increasingly face the risk of claims, lawsuits, government investigations and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters.

We cannot predict the outcome of such disputes and inquiries with certainty. Regardless of the outcome, these can have an adverse impact on us because of legal costs, diversion of management resources and other factors. Determining reserves for any litigation is a complex, fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or services or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Uncertainties with respect to the legal systems in the jurisdictions in which we operate, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect our business, financial condition and operating results.

Since 2023, we operate only in Egypt and Saudi Arabia with our headquarters office in Dubai, UAE and in Riyadh, Saudi Arabia. During FY 2024, we expanded our operations in the UAE.

There are, and will likely continue to be, substantial uncertainties regarding the interpretation and application of laws and regulations in the jurisdictions in which we operate, including the laws and regulations governing our business, the enforcement and performance of contractual arrangements and the protection of intellectual property rights. The legal systems in the countries in which we operate may not be as predictable or developed as that of the United States, and in particular, may not have developed laws and regulations relating to the ridesharing industry. As a result, existing laws and regulations may be applied inconsistently and, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to violate applicable laws and regulations. There can be no assurance that our business will not be found to violate applicable laws or regulations in these jurisdictions in the future.

In addition, the jurisdictions in which we have business operations may in the future enact new laws and regulations relating to the Internet, emissions and other environmental matters associated with ridesharing operations, the ridesharing industry generally and the operation of our business, and the interpretation and enforcement of such laws may involve significant uncertainties. New laws and regulations that affect our existing and proposed future businesses may also be applied retroactively.

We are, and may in the future be, required to hold registrations, licenses, permits and approvals in connection with its business operations. New laws and regulations may be adopted from time to time that require us to obtain registrations, licenses, permits and approvals in addition to those we already hold. We do not hold all of the required licenses and registrations for certain jurisdictions where we operate.

Other than ordinary course business permits generally applicable to companies operating in each particular jurisdiction and regulations pertaining to foreign investment (described in further detail below), we do not believe it is required to obtain any other registrations, licenses, permits or approvals to conduct our business as presently conducted in each of the other jurisdictions in which we operate. We further believe that we possesse all such business permits, the failure of which to possess would be material to our operations as presently conducted in the jurisdictions in which we operate. However, as regulation of the ridesharing industry in these jurisdictions remains under development, new laws and regulations may be adopted or implemented that could increase or otherwise change the requirements applicable to us. In addition, regulators may interpret existing laws and regulations that were not intended to apply to ridesharing businesses to apply to us or our operations. Further, we may expand our operations in the jurisdictions in which we operate in ways that would require additional licenses. If we fail to obtain any required registrations, licenses, permits or approvals or is otherwise found to be operating its business in a manner that is not compliant with applicable law, we may be subject to fines, revocation of our licenses and permits or other sanctions or be required to discontinue or restrict our operations in such jurisdictions. Any such required registrations, licensees, permits and approvals may be difficult for us to obtain. We cannot predict the effect that the interpretation of existing or new laws or regulations may have on our business.

In addition, governments in the jurisdictions we operate or intends to operate may restrict or control to varying degrees the ability of foreign investors to invest in businesses located or operating in such jurisdictions. Because we are incorporated in the British Virgin Islands, we may be deemed to be foreign investors and therefore be subject to such restrictions or controls. As a result, there may be a risk of loss due to, among other things, expropriation, nationalization or confiscation of assets or the imposition of restrictions on repatriation of capital invested, in each case by the governmental or regulatory agencies empowered in such jurisdictions. While, in some cases, the British Virgin Islands has entered into international investment treaties or agreements designed to encourage and protect investment by BVI persons in foreign jurisdictions, there can be no guarantee that such treaties or agreements will cover the jurisdictions in which we operate in or that such treaties or agreements will be fully implemented or effective. In other cases, we are not able to take advantage of certain treaties because we are a British Virgin Islands company and are therefore exposed to additional risk of such loss.

While we are not aware of any material limitations on foreign investment in the jurisdictions in which we operate, we are required to comply with certain regulations related to such investment. In the UAE, foreign investors are required to operate via an onshore licensed entity or an onshore branch of a foreign or free zone entity. We have established such an onshore branch and has obtained the requisite licenses and approvals for such branch’s operations. We may become subject to additional limitations and regulations as we expand our operations in the jurisdictions in which we operate and into new jurisdictions, and such limitations and regulations may impair our ability to operate effectively in such jurisdictions.

Any of the foregoing or similar occurrences or developments could significantly disrupt our business operations and restrict us from conducting a substantial portion of our business operations in these jurisdictions, which could adversely affect our business, financial condition or operating results.

As we expand our offerings, we may become subject to additional laws and regulations, and any actual or perceived failure by us to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect our business, financial condition, and operating results.

As we continue to expand our offerings and user base, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Many of these laws and regulations were adopted prior to the advent of our industry and related technologies and, as a result, do not contemplate or address the unique issues faced by our industry.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to its offerings, it is possible that our practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Our failure to comply with such laws, regulations or obligations may result in us being blocked from or limited in providing or operating our products and offerings in such jurisdictions, or it may be required to modify our business model in those or other jurisdictions as a result. Moreover, our failure, or the failure by our third-party service providers, to comply with applicable laws or regulations or any other obligations relating to our offerings, could harm our reputation and brand, discourage new and existing drivers and riders from using our platform, lead to refunds of rider fares or result in fines or proceedings by governmental agencies or private claims and litigation, any of which could adversely affect our business, financial condition and operating results.

We are subject to various laws relating to anti-corruption, anti-bribery, anti-money laundering, and countering the financing of terrorism and have operations in certain countries known to experience high levels of corruption. We have not implemented, or have only recently implemented, certain policies and procedures for the operation of our business and compliance with applicable laws and regulations, including policies with respect to anti-bribery and anti-corruption matters and cyber protection.

We are subject to anti-corruption, anti-bribery, and anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which we do business. We will be subject to such laws in other jurisdictions in the future, including, for example, the FCPA. These laws generally prohibit us, our employees and agents from improperly influencing government officials or commercial parties to, among other things, obtain or retain business, direct business to any person, or gain any improper advantage. Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts of corruption and bribery committed by third-party business partners and service providers, representatives, and agents who acted on our behalf.

We have operations in, and have business relationships with, entities in countries known to experience high levels of corruption. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the risk that we could be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries and their respective employees, representatives, contractors, and agents, even if we do not authorize such activities. Our employees from time to time consult or engage in discussions with government officials in the jurisdictions where we operate with respect to potential changes in government policies or laws relating to the mass transit ridesharing industry, which may heighten such anti-corruption-related risks.

In addition, our activities in certain countries with high levels of corruption enhance the risk of unauthorized payments or offers of payments by business partners and service providers, employees, or consultants in violation of various anti-corruption laws, including the FCPA, even though the actions of these parties are often outside our control. We adopted anti-bribery and anti-corruption policies in September 2020, enhanced our policies in December 2021 and implementation of these policies is ongoing. While these policies are intended to address compliance with such laws, there can be no guarantee that they are or will be fully effective at all times, and our employees and agents may take actions in violation of our anti-bribery and anti-corruption policies or applicable laws, for which we may be ultimately held responsible. We are in the process of reviewing our compliance program to identify areas for enhancements, and we intend to continuously update and improve its compliance program as it expands its operations into new jurisdictions and becomes subject to a larger number of anti-corruption-related laws. However, there remains no guarantee that any such expanded compliance program will be fully effective at all times.

Any violation of applicable anti-bribery, anti-corruption, anti-money laundering, and countering the financing of terrorism laws could result in whistleblower complaints, adverse media coverage, harm to our reputation and brand, investigations, imposition of significant legal fees, severe criminal or civil sanctions and disgorgement of profits, suspension or loss of required licenses and permits, exit from an important market, substantial diversion of management’s attention, a drop in our share price, or other adverse consequences, any or all of which could have a material and adverse effect on our business, financial condition and operating results.

We may be subject to claims, lawsuits, government investigations and other proceedings that adversely affect our business, financial condition and operating results.

We have been subject to claims, lawsuits, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving labor and employment, commercial disputes and tax matters. For more information see “Item 8. Financial Information” under section “Legal Proceedings”.

We expect to continue to be subject to claims, lawsuits, government investigations and other legal or regulatory proceedings in the ordinary course of business, which may involve any of the foregoing matters as well as licensing and permits, pricing practices, competition, consumer complaints, personal injury, anti-discrimination, intellectual property disputes and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and other legal or regulatory proceedings as our business grows and as we deploy new offerings. Moreover, certain liabilities may be imposed by jurisdictions where we operate, including tax liability, which may subject it to regulatory enforcement procedures if it does not or cannot comply.

The results of any such claims, lawsuits, government investigations or other legal or regulatory proceedings cannot be predicted. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, harm our reputation, require significant management attention and divert substantial resources. It is possible that a resolution of such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and operating results. These proceedings could also result in harm to our reputation and brand, sanctions, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and operating results. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners.

A determination in, or settlement of, any legal proceeding, whether we are a party to such legal proceeding or not, that involves our industry could harm our business, financial condition and operating results. For example, a determination that classifies a driver of a ridesharing platform as an employee, whether we are a party to such determination or not, could cause us to incur significant expenses or require substantial changes to our business model.

In addition, our regularly includes arbitration provisions in our terms of service with drivers and riders using our platform. These provisions are intended to streamline the dispute resolution process for all parties involved, as arbitration can, in some cases, be faster and less costly than litigating disputes in court. However, arbitration may become more expensive, or the volume of arbitration may increase and become burdensome. The use of arbitration provisions may subject us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny in certain jurisdictions.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration across the jurisdictions in which we operate and may operate in the future, there is a risk that some or all of our arbitration provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If our arbitration agreements were found to be unenforceable, in whole or in part, or particular claims are required to be exempted from arbitration, we could experience an increase in our costs to litigate disputes and the time involved in resolving such disputes, and qw could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition and operating results.

Failure to protect or enforce our intellectual property rights could harm our business, financial condition and operating results.

Our success is dependent in part upon protecting our intellectual property rights and technology (such as code, confidential information, data, processes and other forms of information, knowhow and technology). As we grow, we will continue to develop intellectual property that is important for our existing or future business. We rely on a combination of copyright, trademark, service mark, trade secret, know-how and confidential information laws and contractual restrictions to establish and protect our intellectual property. However, the steps we take to protect our intellectual property may not be sufficient and may vary by jurisdiction.

Even if we do detect violations, we may need to engage in litigation to enforce our rights. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert the attention of management. While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy our technology, reverse engineer our data and use our proprietary information to create or enhance competing solutions and services, which could adversely affect our position in the rapidly evolving and increasingly competitive mass-transit ridesharing industry.

As of March 15, 2025, we have one patent pending in the United States. We have no other patent applications filed, or under examination in key global jurisdictions. Our failure to register our brand names or logos in jurisdictions in which we operate could allow competitors to register the same or similar names or logos that confuse potential consumers and/or prevent us from subsequently protecting our names and logos. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain countries. The laws of some countries do not provide the same level of protection of intellectual property as the laws of the United States, and adequate intellectual property protection may not be available or may be limited in such countries. Our intellectual property protection and enforcement strategy is influenced by many considerations, including costs, where we have business operations, where we might have business operations in the future, legal protections available in a specific jurisdiction and/or other strategic considerations. As such, we do not have identical or analogous intellectual property protection in all jurisdictions, which could limit our freedom to operate as we expand into new jurisdictions. As we expand our offerings into new jurisdictions, our exposure to unauthorized use, copying, transfer and disclosure of proprietary information will likely increase. We may need to expend additional resources to protect, enforce or defend our intellectual property, which could harm our business, financial condition or operating results. We may also need to expend additional resources to understand and analyze the varying protections available in different jurisdictions and whether formal protection for intellectual property, such as rights in software, is available, commercially advisable and/or enforceable.

We enter into confidentiality and intellectual property assignment agreements with employees and contractors and enter into confidentiality agreements with third-party providers and corporate customers. There can be no assurance that these agreements will effectively control access to, and use and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings. Competitors and other third parties may also attempt to reverse engineer our data, which would compromise our trade secrets and other rights.

We may be required to spend significant resources monitoring and protecting our intellectual property rights, and some violations may be difficult or nearly impossible to detect. Litigation to defend and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our intellectual property and proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in us substituting inferior or more costly technologies into our platform or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms and could adversely affect our ability to compete.

The ridesharing industry has also been subject to attempts to steal intellectual property. Although we take measures to protect our property, if we are unable to prevent the theft of our intellectual property or its exploitation, the value of our investments may be undermined and our business, financial condition and operating results may be negatively impacted.

Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business, financial condition and operating results.

Technology companies are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own or otherwise obtained. As our public profile grows and the number of competitors in our markets increases, and as we continue to develop new technologies and intellectual property, the possibility of intellectual property rights claims against us may grow. From time to time, third parties may assert claims of infringement of intellectual property rights against us. We do not hold any granted patents but has one pending patent. Competitors of us and others may now and in the future have significantly larger and more mature patent portfolios than have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents (if and when acquired) may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third-party, even those without merit, could cause us to incur substantial costs defending against such claim, could distract management’s attention from the operation of our business and could require us to cease our use of certain intellectual property. Furthermore, because intellectual property litigation may involve a substantial amount of discovery, we may risk compromising our own confidential information in the course of any such litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, financial condition and operating results.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations if found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third-party does not offer us a license to our intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology or other intellectual property, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, financial condition and operating results.

Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect our business.

We receive, transmit and store a large volume of personally identifiable information and other data relating to the users of our platform. Numerous national and international laws, rules and regulations applicable to the jurisdictions in which we operate relate to privacy, data protection and the collection, storing, sharing, use, disclosure and protection of certain types of data. These laws, rules and regulations evolve frequently, and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another and may conflict with each other. For example, changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future. Further, as we continue to expand our platform offerings and user base, we may become subject to additional privacy-related laws and regulations. Since we are no longer operating in the European Union (“EU”), we are no longer subject to the General Data Protection Regulation (“GDPR”) (Regulation (EU) 2016/679). However, if in the future we will continue our operations in the EU, we may be subject to GDPR (please see the risk factor “We may face particular privacy, data security, and data protection risks if we decide to expand in the future into the European Union or United Kingdom in connection with the GDPR and other data protection regulations” below). Additionally, we have incurred, and expect to continue to incur, expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other driver or rider data, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing drivers and riders from using our platform or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition and operating results. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and operating results.

We may face particular privacy, data security, and data protection risks if we decide to expand in the future into the European Union or United Kingdom in connection with the GDPR and other data protection regulations.

While we are currently not operating in the EU or the United Kingdom, future expansion into the EU or the United Kingdom or marketing directed to those jurisdictions may subject us and certain personal data it processes to the GDPR (Regulation (EU) 2016/679), supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. The GDPR requirements likely apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

Since January 2021 (when the transitional period following Brexit expired), there are two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. The European Commission adopted an adequacy decision for the U.K., which means that certain aspects of data protection law between the U.K. and EU will remain the same. However, because the U.K.’s Information Commissioner’s Office remains the independent supervisory body regarding the U.K. GDPR but will not be the regulator for any activities under the GDPR, there may be increasing divergence in application, interpretation and enforcement of the data protection law as between the U.K. and the European Economic Area.

As a result of the Shotl acquisition, we were previously subject to the U.K. General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law. Additionally, in 2022 we started to bring all of our operations (legacy and post-Shotl acquisition) into compliance with the GDPR. However, pursuant to the exit of European markets and the sale back for Shotl’s ownership stake, the process of GDPR compliance is now paused, and  we are also no longer subject to the U.K. GDPR. Such process of GDPR compliance may be continued only if we decided to expand into the European market again.

Noncompliance could result in the commencement of legal proceedings against us by governmental and regulatory entities or others. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with the GDPR (if applicable) or other applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in litigation, breach notification obligations, regulatory or administrative sanctions, additional cost and liability to us, harm to our reputation and brand, damage to our relationships with riders, drivers and corporate customers and have an adverse effect on our business, financial condition and operating results. In particular, under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the non-compliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects.

The classification status of drivers that operate on ridesharing platforms is the subject of ongoing litigation and debate in multiple countries. Our business would be adversely affected if the drivers using our platform were classified as employees.

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

We classify the drivers that use our platform as independent contractors or as employees of third parties in certain of the jurisdictions in which we currently operate. However, in certain of the jurisdictions that we operate, such classifications are based on an interpretation of applicable law, and our interpretation may be subject to challenge. In particular, in Egypt, as the Egyptian Ridesharing Laws (as defined below) do not require drivers to be classified as employees, any challenge to our determination that drivers are not employees would need to be based on principles of Egyptian labor laws. Under such laws, a person is classified as an employee if he or she works in exchange for a salary for an employer and under the employer’s control and supervision. Thus, in assessing whether drivers should be classified as employees in Egypt, we consider, among other things, the level of direct administration and supervision it has over drivers using our platform.

While we believe our classification of drivers as independent contractors in each of the jurisdictions we operate currently (Egypt and KSA) is correct, we may in the future be subject to proceedings relating to the classification of drivers using our platform as laws and regulations governing the ridesharing industry, labor and employment develop further (or if interpretations of existing laws and regulations change) and as we expand our business operations in new jurisdictions. We may incur substantial expenses in defending such proceedings. If we are not successful in defending such proceedings, we may be required to pay significant damages to drivers or incur other fines, penalties or sanctions. In addition, if, as a result of legislation or judicial decisions in jurisdictions where the employee-contractor distinction is applicable, we are required to classify drivers as employees in such jurisdictions, we may incur significant additional expenses for compensating drivers or making payments on their behalf, including expenses associated with the application of, as applicable, wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and potential penalties. In such event, we may be required to increase our pricing to offset these additional expenses or to discontinue lower-margin offerings or routes, abandon its efforts to expand into new markets or forego other expenditures, such as marketing or hiring key personnel. As a result, our ability to attract new riders and to retain existing riders could be adversely affected and utilization of our platform may decrease. Any of the foregoing risks would have an adverse effect on our business, financial condition and operating results.

We could be subject to claims from riders, drivers or third parties that are harmed whether or not our platform is in use, which could adversely affect our brand, business, financial condition and operating results.

We may be subject to claims, lawsuits, investigations and other legal proceedings relating to injuries to, or deaths of, riders, drivers or third parties that may be attributed to us through our offerings. We may also be subject to claims alleging that we are directly or vicariously liable for the acts of the drivers using our platform or for harm related to the actions of drivers, riders, or third parties, or the management and safety of our platform and assets. We may also be subject to personal injury claims whether or not such injury actually occurred as a result of activity on our platform. We may incur expenses to settle personal injury claims, which we may choose to settle for reasons including expediency, protection of our reputation and to prevent the uncertainty of litigating, and we expect that such expenses may increase as our business grows and we face increasing public scrutiny. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any riders, drivers or third parties could result in negative publicity and harm to our brand, reputation, business, financial condition and operating results. Our insurance policies and programs may not provide sufficient coverage to adequately mitigate the potential liability we face, especially where any one incident, or a group of incidents, could cause disproportionate harm, and we may have to pay high premiums or deductibles for our coverage and, for certain situations, we may not be able to secure coverage at all. Any of the foregoing risks could adversely affect our business, financial condition and operating results.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased, and are likely to continue to increase, both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the BVI and the various countries and cities in which we operate. Our efforts to comply with new and changing laws and regulations in the jurisdictions in which we operate have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations and changes due to the emerging nature of the markets in which we operate, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

As a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, our obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect our after-tax profitability and financial results.

Because we have expansion plans, our effective tax rate may fluctuate or increase in the future. Future effective tax rates could be affected, possibly materially, by changes in tax laws or the regulatory environment, the recognition of operating losses in jurisdictions where no tax benefit can be recorded under the applicable method of accounting, changes in the composition of operating income across tax jurisdictions, changes in deferred tax assets and liabilities, or changes in accounting and tax standards or practices.

Due to the complexity of multinational tax obligations and filings, we may have a heightened risk related to audits or examinations by the relevant taxing authorities. Outcomes from these audits or examinations could have an adverse effect on our after-tax profitability and financial condition. Additionally, various taxing authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Taxing authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.

Risks Related to Our Status as a Public Company and Ownership of our Securities

As of December 31, 2024, our principal shareholders, officers and directors beneficially owned approximately 38% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of December 31, 2024, our principal shareholders, officers and directors, in the aggregate, beneficially owned approximately 45.5% of our outstanding Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of our Ordinary Shares, negatively impact the price of our Ordinary Shares and negatively impact our ability to raise additional capital.

Pursuant to Nasdaq Listing Rule 5550(b)(1), 5550(b)(2) and 5550(b)(3) (the “Nasdaq Listing Rule”), we are required to maintain a minimum of $2,500,000 in shareholders’ equity, have market value of listed securities of at least $35 million, or have net income from continuing operations of $500,000 for continued listing on The Nasdaq Capital Market. As of December 31, 2024 and as of the date of this Report, our market value of listed securities is above $35 million, however there can be no assurance that we will continue to meet such Nasdaq requirements in the future.

In order to maintain this listing, we must comply with Nasdaq Listing Rule 5550(a)(2), which requires the minimum bid price of our Ordinary Shares on Nasdaq to remain above $1.00. If the bid price of our Ordinary Shares closes below $1.00 per share for thirty consecutive trading days, we would be in violation of Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we would have 180 calendar days to regain compliance with the minimum bid requirement to achieve compliance with the minimum bid price requirement. If we violate Nasdaq listing requirements, our Securities may be delisted.

We have previously received written notice from Nasdaq indicating that, as a result of not having timely filed its Annual Report for the fiscal year ended December 31, 2022, we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission.  Although we have since regained compliance, and thus maintained our listing, there can be no assurance that we will continue to meet all applicable Nasdaq requirements in the future.

If our Ordinary Shares are removed from listing with the Nasdaq, it may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange, which is the exception on which we currently rely. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our Ordinary Shares were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our Ordinary Shares and an investor may find it more difficult to acquire or dispose of our Ordinary Shares on the secondary market.

If our Ordinary Shares is delisted and there is no longer an active trading market for our shares, it may, among other things:

●	cause stockholders difficulty in selling our shares without depressing the market price for the shares or selling our shares at all;
●	substantially impair our ability to raise additional funds;
●	result in a loss of institutional investor interest and fewer financing opportunities for us; and/or
●	result in costly litigation, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and results of operations.

A delisting would also reduce the value of our equity compensation plans, which could negatively impact our ability to retain employees.

In addition, our Board may determine that the cost of maintaining the listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Securities may materially impair shareholders’ ability to buy and sell our Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for our Securities. The delisting of our Securities could significantly impair our ability to raise capital and the value of your investment.

The market price of our Ordinary Shares and Warrants could fluctuate significantly, which could cause you to lose some or all of your investment in our Securities and also subject us to litigation.

The market price of our Ordinary Shares and Warrants is affected by the supply and demand for such shares, which may be influenced by numerous factors, many of which are beyond our control, including:

●	fluctuation in actual or projected operating results;
●	failure to meet analysts’ earnings expectations;
●	the absence of analyst coverage;
●	negative analyst recommendations;
●	changes in trading volumes in our Securities;
●	changes in our shareholder structure;
●	changes in macroeconomic conditions;
●	the activities of competitors;
●	changes in the market valuations of comparable companies;
●	changes in investor and analyst perception with respect to our business or the mass-transit ridesharing industry in general; and
●	changes in the statutory framework applicable to our business.

As a result, the market price of our Securities may be subject to substantial fluctuation.

In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of our Securities, even if there may not be a reason for this based on our business performance or earnings outlook. Furthermore, investors in the secondary market may view our business more critically than prior or current investors, which could adversely affect the market price of our Securities in the secondary market.

If the market price of our Securities declines as a result of the realization of any of these or other risks, investors could lose part or all of their investment in our Securities.

Additionally, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of management from the business, which could significantly harm our business, financial condition and operating results.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Future resales of our Ordinary Shares may cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our Securities, including our Ordinary Shares, in the public market could occur at any time. Sales of a substantial number of our Securities in the public market or the perception that these sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. Sales of a substantial number of our Securities upon any future waivers or expiration of lock-up agreements entered into by our shareholders, or the perception that such sales may occur, could have a material and adverse effect on the trading price of our Securities. These sales, or the perception in the market that the holders of a large number of Ordinary Shares intend to sell Ordinary Shares, could cause the market price of our securities to decline or increase the volatility in the market price of our Securities.

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

Thus, even if the economies of the countries in which we operate remain relatively stable, financial turmoil in any developing market country could have an adverse effect on our business, financial condition and operating results.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Securities and trading volume could decline.

The trading market for our Securities depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage results in downgrades of our Securities or publishes inaccurate or unfavorable research about our business, the share price of our Securities would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our Securities could decrease, which, in turn, could cause the market price or trading volume for our Securities to decline significantly.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Inaccurate or unfavorable ESG ratings could lead to negative investor sentiment towards us, which could have a negative impact on the market price and demand for our Securities, as well as our access to and cost of capital.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, shareholders must rely on sales of their Ordinary Shares after price appreciation as the only way to realize any future gains on their investment.

Furthermore, to the extent that we pay any dividends in the future, the ability to offer fully franked dividends, i.e. dividends that come from already taxed earnings, is contingent on making taxable profits in excess of accumulated losses. Taxable profits may be volatile, making the payment of dividends unpredictable.

The value and availability of franking credits to a shareholder will differ depending on the shareholder’s particular tax circumstances. Shareholders should also be aware that the ability to use franking credits, either as a tax offset or to claim a refund after the end of the income year, will depend on the individual tax position of each shareholder.

Our investors’ ownership in the Company may be diluted in the future.

In the future, we may issue additional authorized but previously unissued equity securities, resulting in the dilution of ownership interests of our present shareholders. Furthermore, we may issue equity awards to management, employees and other eligible persons in the future under our existing 2019 Share Option Plan (the “2019 Plan”) and our 2021 Omnibus Incentive Compensation Plan (the “2021 Plan”). Additional Ordinary Shares issued by us in the future will dilute an investor’s investment in the Company. In addition, we may seek shareholder approval to increase the amount of the Company’s authorized shares, which would create the potential for further dilution of current investors.

The market prices of our Ordinary Shares could be affected by our involvement in a possible, future litigation.

In the ordinary course of business, we may be involved in litigation disputes from time to time. Litigation disputes brought by third parties, including but not limited to intellectual property, distribution partners, customers, suppliers, business partners and employees may adversely impact the financial performance and industry standing of the business, in the case where the impact of legal proceedings is greater than or outside the scope of our insurance. We are not currently involved in any litigation.

There is no guarantee that the Warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for certain Warrants are higher than our current share price. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless.

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

We have the ability to redeem certain outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.0025 per Warrant, provided that the last reported sales price of the Ordinary Shares equals or exceeds $450 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force you to (a) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants, or (c) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants.

In addition, we have the ability to redeem certain outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.0025 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that the last reported sales price per Ordinary Share equals or exceeds $250 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption, and provided that certain other conditions are met, including that holders will be able to exercise their Warrants prior to redemption for a number of Ordinary Shares determined based on the redemption date and the fair market value of our Ordinary Shares. The value received upon exercise of the Warrants (i) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the Warrants, including because the number of Ordinary Shares received is capped at 0.361 Ordinary Shares per Warrant (subject to adjustment) irrespective of the remaining life of the Warrants. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the Ordinary Shares had your warrants remained outstanding.

We may become a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

If we are a PFIC for any taxable year (or portion thereof) in which a U.S. Holder (as defined below in ”Item 10.E. Taxation”), holds Ordinary Shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and certain information reporting requirements. U.S. Holders are strongly encouraged to consult with their own tax advisors to determine the application of the PFIC rules to them in their particular circumstances and any resulting tax consequences. Please see the section of this Report entitled “Item 10.E. Taxation” for a more detailed discussion with respect to the PFIC status of us and the resulting tax consequences to U.S. Holders.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company in the United States, we incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and Nasdaq.

We expect that compliance with these requirements will increase its legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, our management and other personnel may be required to divert their attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we are incurring significant expenses and devoting substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase further when we are no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) (Please see the section entitled “Swvl is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Swvl Securities less attractive to investors”). As a public company, we have been hiring and are continuing to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.

The estimates of market opportunity, market size and forecasts of market growth included in our publicly filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rate, if at all.

Any market opportunity, size estimates and growth forecasts we make public are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Net revenue and operating results are difficult to forecast because they generally depend on the volume, timing and type of orders we receive, all of which are uncertain. We base our expense levels and investment plans on our estimates of total net revenue and gross margins using human judgment combined with machine learning, natural language processing and data analytics. We cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. If our assumptions and calculations prove to be wrong, we may spend more than we anticipate acquiring and retaining customers or may generate less net revenue per active customer than anticipated, any of which could have a negative impact on our business and results of operations.

In addition, we are evaluating our total addressable market with respect to new product offerings and new markets. These estimates of total addressable market and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate and are based on data published by third parties that we have not independently verified. Even if the market in which we compete meets the size estimates and growth forecasted in this Annual Report, our business could fail to grow at similar rates, if at all. Our business is also affected by general economic and business conditions in international markets. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net revenue. Any failure to accurately predict net revenue or gross margins could cause our operating results to be lower than expected, which could materially adversely affect our financial condition and share price.

Our management team has limited experience managing a public company, which may result in difficulty adequately operating and growing our business.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage their new roles and responsibilities or the transition to being a public company subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws and the continuous scrutiny of analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain a proper and effective system of internal control over financial reporting, we may not be able to timely and accurately report our financial results or prevent fraud. As a result shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures are designed to prevent fraud. Pursuant to Section 404 of the Sarbanes-Oxley Act, subject to accommodations available to newly public companies and emerging growth companies, a report by management on internal control over financial reporting and an attestation of our independent registered public accounting firm is required. As a newly public company, we have previously not been required to conduct an internal control evaluation and assessment. The rules governing the standards that must be met for management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, we are in the process of upgrading our information technology systems, implementing additional financial and management controls, reporting systems and procedures, and hiring additional qualified accounting and finance staff. If we are unable to hire the additional accounting and finance staff necessary to comply with these requirements, we may need to retain additional outside consultants. We may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, including if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

As of December 31, 2024, we have identified material weaknesses in its internal control over financial reporting and there can be no assurances that there will not be material weaknesses in our internal control over financial reporting in the future. Material weakness identified is (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of our consolidated financial statements.

Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, operating results or cash flows. If we are unable to comply with the requirements of the Sarbanes-Oxley Act or conclude that its internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

In addition, failure to implement adequate internal controls or ensure that books and records accurately reflect transactions could result in criminal and civil fines and penalties under the FCPA, as well as related reputational harm and legal fees in defense of such investigations. Any of the foregoing risks could have an adverse effect on our business, financial condition and results of operations.

Even if we develop effective internal control over financial reporting, these controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate, and material weaknesses and deficiencies may be discovered in them. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, disclosure controls and procedures and financial reporting.

We have made, and will continue to make, changes in these and other areas. In any event, the process of determining whether our existing internal controls are compliant with Section 404 and sufficiently effective will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete, even more so after we are no longer an “emerging growth company”. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion. Irrespective of compliance with Section 404, any additional failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

We are an “emerging growth company”, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Securities less attractive to investors.

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

●	furnish two rather than three years of income statements and statements of cash flows in various required filings;
●	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
●	permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies;
●	reduced disclosure obligations regarding executive compensation in our periodic reports and Annual Report on Form 20-F; and
●	exemptions from the requirements of holding non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage some or all of these and other exemptions until we are no longer an “emerging growth company”. We could be an emerging growth company up to the end of the fiscal year in which the fifth anniversary of the completion of our initial public offering, or until the earliest of:

●	the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;
●	the date we qualify as a “large-accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

●	the date we qualify as a “large-accelerated filer,” with at least $700 million of equity securities held by non-affiliates;
●	the last day of the fiscal year ending after the fifth anniversary after we become a public company.

We cannot predict if investors will find our securities less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our securities less attractive because we rely on any of these exemptions, there may be a less active trading market for our securities and the market price of our securities may be more volatile.

Even after we no longer qualify as an emerging growth company, we may qualify as a “smaller reporting company”, which would allow us to take advantage of many of the same exemptions from disclosure requirements (excluding the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act) and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. However, as a foreign private issuer we are not eligible to use the requirements for smaller reporting companies unless we use the forms and rules designated for domestic issuers and provide financial statements prepared in accordance with U.S. GAAP. We cannot predict if investors will find our securities less attractive if we may rely on either of these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our share price may be more volatile.

As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their Annual Report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our Securities may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

We are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer such as us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For instance, we may choose to follow home country practice in lieu of Nasdaq corporate governance listing standards such as:

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

We follow home country practice and are exempt from requirements to obtain shareholder approval for the issuance of 20% or more of our outstanding shares under Nasdaq Listing Rule 5635(d). If, in the future, we choose to follow other home country practices in lieu of Nasdaq corporate governance listing standards (such as the ones listed above), our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For more information about our corporate governance practices, please see the subsection of this Report entitled “Item 16.G. Board Practices-Foreign Private Issuer Status.”

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (the “Swvl Public Company Articles”), the BVI Companies Act and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of directors under BVI law are governed by the BVI Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Companies Act but are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less exhaustive body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, holders of our Securities may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or major shareholders than they would as shareholders of a U.S. company.

The Swvl Public Company Articles and the Swvl Shareholders Agreement contain certain provisions, including anti-takeover provisions, that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The Swvl Public Company Articles and the shareholders agreement by and among Swvl and certain of our shareholders (the “Swvl Shareholders Agreement”) contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for our Securities, and therefore depress the trading price. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the incumbent members of our Board or taking other corporate actions, including effecting changes in our management, and may inhibit the ability of an acquiror to effect an unsolicited takeover attempt. Such provisions include, among other things:

●	a classified board of directors with staggered, three-year terms;
●	the ability of our Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval;
●	the right of Mostafa Kandil to serve as Chairman of our Board so long as he remains Chief Executive Officer of Swvl and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of Swvl and his employment has not been terminated for cause;
●	until the completion of our third annual meeting of shareholders, commitments by major shareholders to vote in favor of the appointment of our designees to our Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to our Board, subject to specified conditions);
●	the limitation of liability of, and the indemnification of and advancement of expenses to, members of our Board;
●	advance notice procedures with which shareholders must comply to nominate candidates to our Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in our Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of us;
●	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;
●	that shareholders may not act by written consent in lieu of a meeting;
●	the right of our Board to fill vacancies created by the expansion of our Board or the resignation, death or removal of a director; and
●	that the Swvl Public Company Articles may be amended only by our Board or by the affirmative vote of holders of a majority of not less than 75% of the votes of the shares of Swvl entitled to vote.

Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the jurisdictions in which we operate based on U.S. or other foreign laws against us, our management or the experts named in this Annual Report.

We are a British Virgin Islands company and substantially all of our assets and operations are located outside of the United States. In addition, most of our directors and officers reside outside the United States and the substantial majority of their assets are located outside of the United States. As a result, it may be difficult to effect service of process within the United States. or elsewhere upon these persons. It may also be difficult to enforce judgments in the jurisdictions in which we operate or British Virgin Islands courts against us and our officers and directors. It may be difficult or impossible to bring an action against us in the British Virgin Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or jurisdictions in which we operate would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such British Virgin Islands courts or courts in jurisdictions in which we operate would hear original actions brought in the British Virgin Islands or jurisdictions in which we operate against us or such persons predicated upon the securities laws of the United States or any state.

Mail sent to us may be delayed.

Mail addressed to us and received at our registered office is forwarded unopened to the forwarding address supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) bears any responsibility for any delay whatsoever caused in mail reaching the forwarding address. As a result, shareholder communications sent by mail to us may be delayed.

It may be difficult to enforce judgments obtained in the U.S. in BVI.

There is no statutory enforcement in the British Virgin Islands of judgments obtained in the United States, however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;
●	the judgment is final and for a liquidated sum;
●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;
●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;
●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and
●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

The British Virgin Islands courts are unlikely:

●	to recognize or enforce against us, judgments of courts of the United States. predicated upon the civil liability provisions of the securities laws of the United States; and
●	to impose liabilities against us, predicated upon the certain civil liability provisions of the securities laws of the United States so far as the liabilities imposed by those provisions are penal in nature.

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

General Corporate Information

Swvl Holdings Corp. is a BVI business company incorporated under the laws of the BVI on July 23, 2021 for the purpose of effecting the Business Combination. On March 31, 2022, the Business Combination was consummated and Swvl completed its listing on Nasdaq. See “Explanatory Note” for further details regarding the Business Combination.

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

The Company currently operates in Egypt, KSA and the UAE, with our employees working out of these three countries in addition to Pakistan and India.

Since April 1, 2022 and until July 19, 2023, our Ordinary Shares and Warrants traded on the Nasdaq Global Market, and since July 19, 2023 our Ordinary Shares and Warrants are traded on the Nasdaq Capital Market under the symbols “SWVL” and “SWVLW,” respectively.

Our principal executive office is located at Offices 4 at One Central, Dubai World Trade Center, Dubai, UAE and our telephone number is +971 42241293. The mailing address of our registered office is Kingston Chambers, P.O. Box 173, Road Town, Tortola, the British Virgin Islands. Our principal website address is https://www.swvl.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it as a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are also a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

On January 25, 2023, we implemented a 1-for-25 reverse stock split of our Ordinary Shares, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every twenty-five Ordinary Shares as of such date. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to in this Report give effect to the reverse stock split.

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

We currently serve the customers on our platform through two offerings: (i) business to consumer (“B2C”), and (ii) we also offer enterprise products sold to corporate customers called business to business (“B2B”) for businesses, schools, municipal transit agencies and other customers that operate their own transportation programs, leveraging the technology that we use for the B2C offerings. These products include, among other things, access to our Swvl platform, use of our proprietary technologies, fleet management consulting and reporting services and use of the vehicles and drivers on our network to operate such transportation programs. We package our B2B products to meet the specific needs of each customer.

Our business was founded on February 8, 2017 by Mostafa Kandil, our Chief Executive Officer, Mahmoud Nouh and Ahmed Sabbah. We launched our first commuter services in Cairo, Egypt in March 2017, before expanding to Alexandria, Egypt the same year. As of December 31, 2021, we have expanded our operations to multiple cities across seven countries, with our B2C offering available in select cities in Egypt, Kenya, Pakistan and Jordan. In January 2019, we commenced operations in Nairobi, Kenya. Namely, in the second half of 2019, we commenced operations in major cities in Pakistan, including Lahore, Islamabad and Karachi, and relocated our headquarters from Cairo, Egypt to Dubai, UAE. In 2020 and 2021, we also launched TaaS offerings in the UAE, Jordan, Saudi Arabia and Malaysia. In October 2024, we launched our regional headquarters in Riyadh, Saudi Arabia.

We are also subject to seasonality in certain sectors of our B2B offerings, for example, our contracts with schools, universities and other educational institutions have low activity during the summer months, which are between July and September of each year within our operating markets. We try to diversify the industries we work with to ensure that our revenues are stable within the year, we do not currently have any single industry that contributes to more than 20% of our total revenues. We are also subject to seasonality in certain sectors of our B2C offerings, for example, during the summer season in Egypt, from July to September, we observe high activity due to more people commuting for vacation.

Our Offerings

We currently serve the customers on our platform through two offerings: B2C and B2B (marketed as Swvl Business), which includes our Transport as a Service (“TaaS”) and Software as a Service (“SaaS”) model.

B2C is our initial core product. Using our platform, we provide riders with a network of minibuses and other vehicles that operate on fixed and semi-fixed routes throughout and between the cities we serve. Riders book seats on vehicles available exclusively through Swvl to commute within a city. Riders can book journeys up to five days in advance and pay a fixed rate, determined based on ride distance and anticipated demand, with the option to pay in cash or by credit card or digital wallet. Riders manage their user experience via the Swvl mobile application, through which riders can access and book available trips, track vehicles in real-time, receive an estimated pick-up time, manage payments and access customer support services.

Our consumer services are operated through the Swvl mobile application to book rides between pre-defined pick-up points located within or between the cities. Our service is powered by a suite of proprietary technologies that regularly optimize routing, predict rider demand, set pricing and provide a seamless user experience for customers and drivers. We believe that our platform offers a transportation alternative that is more efficient, reliable and safe than traditional public transportation options, at an accessible price point. This has allowed us to grow our business rapidly.

Swvl Business (TaaS and SaaS)

In addition to our B2C offerings, we developed ways of diversifying our revenues and identifying potentially higher-margin offerings. The result is our B2B TaaS and SaaS products, marketed together as Swvl Business.

Swvl Business enables our corporate customers (as well as schools and municipalities) to use our technology and platform to optimize the commute and travel programs they operate for their employees (and students). Since Swvl Business uses technology already developed for our B2C offerings, its development and deployment does not (and did not) impose significant additional research and development (“R&D”) costs on our business. Our TaaS offerings are targeted at companies that do not operate their own vehicle fleets. With TaaS, we offer dedicated routes (for use exclusively by the organization’s employees and students) using vehicles and drivers already operating on Swvl to transport employees and students to and from their places of work and study. Unlike our B2C offerings, pricing, routing and vehicle allocation are fixed in our agreements with each customer, and only drivers that meet the criteria set forth in these agreements are dispatched to operate on the applicable TaaS routes. Our customers typically pay for our TaaS offerings on a per route basis, with pricing determined based on the length and location of such route and without regard to the number of riders on such route.

We have expanded our Swvl Business offerings with SaaS in 2024, and will continue to do so throughout 2025. Our SaaS offerings are targeted at corporate customers (as well as schools and municipalities) that operate their own vehicle fleets, with specific services tailored to the needs of each customer. Our basic offerings include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform. At higher service tiers, we will provide the use of our network optimization and Dynamic Routing technologies as described below, as well as access to our fleet management modules, which will enable our customers to more easily manage their drivers and track their rides. We also plan to offer fleet management consulting and reporting services. We use a tiered cost-plus pricing model for our SaaS products.

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

Our business strategy is to create new options for mass-transit by occupying the space between traditional public transportation and expensive private options to attract ridership to our platform:

●	Reliability: In some of our markets, it is common for public buses to wait at stops until buses are full, resulting in unpredictable scheduling and long delays. Because our vehicles operate through a booking system, drivers know exactly how many passengers will board at a given pre-defined pick-up point and do not wait to collect additional riders. We also gather and analyze large amounts of traffic data in the cities we serve to predict travel conditions, which allows riders to receive estimated pickup and arrival times, as well as track their vehicle in real time. In FY 2024, we maintained an average monthly first station reliability rate of approximately 97.2% (versus 94.4% in FY 2023), meaning that drivers using our platform arrived on-time (i.e., within five minutes of the estimated time) at the first pick-up point of their daily routes approximately 97.2% of the time.
●	Convenience: Optimized route planning and scheduling allow us to create and update routes that react to and satisfy rider demand, in contrast to public transportation that operates solely on fixed routes. This means we can ensure that our riders have convenient access to pick-up points. Our Swvl application allows riders to make bookings up to five days in advance, and we offer payment by cash, credit card or digital wallet.
●	Safety: Safety is an essential part of our value proposition. We recognize that consumers in the markets we serve often feel unsafe on public transportation. We have built our user experience around functionalities designed to increase safety. Our one-passenger-per-seat booking system avoids overcrowding on our vehicles, reducing the likelihood of harassment, assault and theft during rides. Unlike public transportation, the fact that each rider has a unique user account facilitates identification of riders acting improperly, thereby increasing accountability and incentivizing good conduct. Through our Swvl application, riders can share their live ride status with others. We also partner with insurance companies to provide in-ride medical insurance to all riders and drivers using our platform in Egypt and maintain dedicated teams to respond to critical incidents. Our driver engagement procedures are also designed to ensure the safety of our riders, including by requiring drivers using our platform to submit recent criminal record checks and drug tests as part of their engagement process. In order to help ensure the health and safety of drivers and riders using our platform during the COVID-19 pandemic, we ran SMS-based campaigns to educate drivers using our platform on heightened safety measures. Further, we have international SOS and incident intervention teams who are on standby during Swvl’s operational hours in select markets to ensure fast response along with the relevant authorities to any road accidents, incidents or disturbances, subsequently, on account of the Portfolio Optimization Program, a security team was built in-house with the same duties and responsibilities in Egypt.
●	Comfort: We also differentiate our customer experience on the basis of comfort. Riders are guaranteed a seat, which eliminates crowding and the need to stand during rides. All vehicles must meet specific criteria relating to age, distance traveled, maintenance history and overall condition before being allowed to operate on our platform.

●	Value: Our services are priced to be accessible to a large rider base and cheaper than taxis or other ridesharing companies in the markets we serve.

Our main source of competition is public transportation. We strive to harness the competitive advantages of our offerings described above to convert users of public transportation into users of our platform. We also compete against taxi companies and traditional private fleet operators. By offering comfortable, reliable and safe rides at an accessible price point, our offerings aim to attract users of single-rider services by offering a lower-cost alternative that offers a better rider experience than public transportation.

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

We also believe the diversity of our offerings is a key competitive advantage. Whereas other companies in the ridesharing industry focus on one or two product categories (such as intracity and intercity B2C offerings), our offerings include both B2C and B2B offerings, which provide our business with multiple avenues for growth.

Product Information

Swvl delivers tech-enabled transit solutions that aim to redefine mobility by providing reliable, scalable, and efficient transit options for individuals, enterprises, and governments. Our services goal is to address the unique challenges of mass transit across diverse markets and geographies, focusing on enhancing affordability, convenience, and operational efficiency.

Swvl’s mobility solutions are built on a foundation of proprietary technology, which powers a suite of interconnected products that, in turn, enable our diverse service offerings. Our technology stack, including smart routing algorithms, real-time monitoring systems, compliance automation, and fleet optimization tools form the backbone of our platform, ensuring efficiency, reliability, and scalability.

These core technologies integrate seamlessly into our Rider Application, Captain Application, and Swvl Cloud Platform (the “Rider App”, “Captain App” and “Swvl Cloud Platform”, respectively), each designed to optimize different aspects of the transit experience. By bringing these products together, Swvl delivers a range of mobility solutions tailored for individuals, businesses, and governments.

Platform Ecosystem

Swvl’s platform integrates a suite of interconnected tools and applications, delivering end-to-end transit solutions for riders, captains, and enterprises. Our ecosystem is designed to address varying user needs while maintaining scalability and simplicity.

Rider App

The Swvl Rider App empowers users with a seamless and intuitive interface to book, manage, and track their rides. With features like real-time tracking, users can monitor vehicle locations, estimated arrival times, and trip progress, ensuring transparency and reliability. Riders can share their trips with friends and family, choose private rides for personalized travel, and enjoy the convenience of direct billing for corporate clients.

The Rider App’s reservation management tools allow users to adjust trip details or cancel bookings effortlessly. Additionally, riders benefit from 24/7 customer support, enabling quick issue resolution and fostering trust in the service. The Rider App is a cornerstone of Swvl’s mission to simplify and enhance the daily transit experience for individuals and organizations alike.

Captain App

The Captain App equips Swvl’s drivers (which are also referred to as captains) with tools to manage trips effectively and provide exceptional service. From trip scheduling and performance insights to rider check-in and check-out systems, the Captain App ensures operational efficiency while maintaining a high standard of service. Captains can monitor their earnings transparently, access a multilingual help center, and leverage guided onboarding processes to get started quickly. With features tailored to simplify daily tasks, such as route optimization and trip history review, the Captain App fosters professionalism and reliability, ensuring that Swvl’s network of captains is both scalable and high-performing.

Unified Swvl Cloud Platform

At the heart of Swvl’s ecosystem is the Swvl Cloud Platform, a unified product that powers all internal and external personas, including riders, captains, businesses, and suppliers. This platform combines the functionalities of operational tools, such as dashboards and reporting systems, with scalable infrastructure to create a seamless transit management experience.

The Swvl Cloud Platform includes:

●	Real-time operational monitoring, enabling users to track fleet performance, service disruptions, and trip metrics instantly.
●	Smart routing and resource allocation systems, which adapt to demand fluctuations and ensure operational efficiency.
●	Integrated compliance tracking, which automates the management of regulatory and safety requirements for fleets, drivers, and suppliers.
●	Comprehensive financial reporting, offering insights into costs, savings, and revenue generation to support data-driven decisions.

The Swvl Cloud Platform’s functionality is underpinned by Swvl’s in-house Identity and Access Management system, which dynamically manages user permissions while maintaining data scoping and personally identifiable information safeguards. This ensures secure, personalized access for all users and enhances the platform’s adaptability across diverse use cases.

Proprietary Technology

Swvl’s proprietary technologies drive operational excellence, address transit inefficiencies, and enhance user satisfaction. These systems are tailored to meet the needs of diverse transit models, ensuring both flexibility and reliability.

Routing Technologies

Swvl employs a range of smart routing systems designed to optimize transit operations:

●	Routimizer (Fixed Routing): For public transit, Routimizer predicts demand using historical data and customer search trends. By segmenting cities into hexagonal grids, it identifies the shortest and most efficient routes, accounting for traffic and other variables.
●	Oracle (Corporate Commutes): For corporate transportation, Oracle uses advanced optimization algorithms to design cost-effective routes that align with known demand.
●	Roudyna (Dynamic Routing): For first- and last-mile connectivity, Roudyna introduces dynamic virtual stops, eliminating long walks to transit points and enhancing accessibility for riders.

These routing technologies are supported by Ratimator, Swvl’s proprietary Estimated Time of Arrival model, which ensures accurate arrival time predictions, fostering trust and reliability in transit services.

Supply Planning

Swvl’s Supply Assignment Problem Solver (“SAP Solver”) addresses vehicle underutilization and ensures optimal fleet performance. By analyzing factors like vehicle capacity, captain availability, and demand schedules, the SAP Solver dynamically reallocates resources to high-demand areas, reducing idle time and increasing operational efficiency.

Compliance and Safety Management

Swvl prioritizes compliance and safety with rigorous standards, such as:

●	No-overcrowding policies which ensure that every passenger has a guaranteed seat;
●	Comprehensive captain vetting, including regular drug testing, which upholds service reliability and safety; and
●	In-house document management systems that automate compliance tracking and audits, which ensures that all vehicles and suppliers comply with Swvl’s standards.

Rider Feedback and Support

Swvl continuously improves its services by integrating rider feedback into operational workflows. Passengers rate their experiences through the platform, allowing Swvl to identify and address service gaps proactively. Operators gain insights through real-time monitoring on Swvl’s Admin Dashboard, and passengers have access to 24/7 customer support for a seamless experience.

Product Roadmap

Swvl’s product roadmap is centered on financial and operational excellence, superior customer experience, and future-proof technology. Our focus will be on enhancing the Rider App, Captain App, and Mobility Platform to deliver a seamless, efficient, and scalable transit experience. We are planning to introduce value-added services, such as premium ride subscriptions, corporate mobility solutions, and white-label transit offerings, to drive cross-sell and upsell opportunities, which can potentially unlock new revenue streams while strengthening customer engagement.

At the same time, we are investing time in AI-driven optimizations to improve routing, demand forecasting, operational efficiency and customer support. Additionally, we will explore sustainable mobility initiatives, such as electric and hybrid fleet solutions and carbon offset reporting to enhance environmental impact while expanding market reach. Underpinning this growth is our commitment to a scalable, reliable tech stack, ensuring seamless operations, compliance, and adaptability for future expansion into new markets.

Our Vision and Evolution

Swvl is aiming to redefine mobility by creating seamless, efficient, and accessible transit solutions that cater to individuals, businesses, and governments. What began as a solution for daily commuting, is transforming into a technology-driven platform, integrating smart routing, AI-powered optimization, and scalable infrastructure to address the evolving needs of urban and inter-city transit.

Our commitment to innovation and operational excellence has allowed us to bridge gaps in traditional transportation, offering a more reliable and cost-effective alternative to existing mobility options.

As we continue to scale, our vision extends beyond just moving people -we aim to shape the future of smart mobility by expanding our global footprint, enhancing sustainability efforts, and leveraging proprietary technology to drive efficiency and accessibility.

Our Impact

Swvl’s product and technology innovations are at the core of our impact, enabling us to create safer, more inclusive, and more sustainable mobility solutions. By leveraging proprietary routing algorithms, real-time monitoring, and fleet optimization tools, we ensure that transportation is efficient, accessible, and affordable. Our platform provides dedicated seating, eliminating overcrowding, and implementing robust safety features such as trained captains and direct hotline support, in an effort to increase the quality of transportation for our users. At the same time, our smart-routing technology reduces congestion, cutting CO₂ emissions, and we are also continuously working to adopt electric vehicles to accelerate the transition to a greener, more sustainable urban mobility ecosystem.

Beyond enhancing mobility for riders, our technology also creates financial independence and career growth opportunities for our captains. Our fleet optimization tools maximize captain earnings, while our leasing program provides affordable financing options, allowing captains to own and operate their own vehicles. This tech-driven approach ensures that transportation is not just a service but an engine for economic empowerment. By integrating advanced AI, data-driven decision-making, and scalable digital infrastructure, Swvl is redefining mobility at scale, aiming to create a future where public transit is safer, more reliable, and sustainable for all.

Growth Strategy

On December 2, 2024, we announced the relaunch of our product in the UAE, which represents our strategy to expand into regional and global markets. To date, we have secured four new customers in the UAE, marking a strong relaunch of our journey in adding value to the mobility ecosystem within the country. The United Arab Emirates transit market presents significant growth opportunities for us, driven by the country’s commitment to developing world-class infrastructure and its focus on innovation and technology, which aligns perfectly with our offerings.

Expansion in the United States and other Gulf Cooperation Council Countries

We intend to expand our services into the United States, with a goal of capturing an enormous opportunity that exists in these developed markets -applying a bespoke approach in each country to ensure a successful rollout. We believe that these developed markets are more attractive for our services, given that these markets (i) have larger addressable Taas/SasS mass transit markets, (ii) higher prices can be charged for the same offering when compared to developing markets which results in higher margins, and (iii) their public transport systems function efficiently, yet still have the potential efficiency improvements. In addition, in developed markets, sustainability is seen as important, and reducing the carbon footprint of transport is a significant factor in decision making. In that regard, governments may provide subsidies for transport initiatives since Taas/SaaS mass transit solutions can potentially help address labor shortages by expanding employee catchment areas.

Our go-to-market strategy for the United States. includes (i) target expansion in large cities (such as Texas and Chicago), (ii) hire personnel with industry knowledge and existing network for the sales teams, (iii) target contracts that do not demand requests for proposal and proactively reach out to customers directly.

Our go-to-market strategy for Gulf Corporation Council Countries, including Kuwait and Qatar include (i) leveraging our existing client base in Egypt and KSA to cross-sell (ii) employing the same sales strategy in place in current markets to those new markets, given proximity of culture, time zone and market similarity, these countries will be relatively cheaper for us to expand into.

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

Marketing

Our marketing strategy is designed to accelerate growth by targeting high-potential segments through precise ideal customer profile identification and delivering tailored, use case-driven content that demonstrates the value and impact of our solutions. We prioritize product marketing and client education to ensure seamless onboarding and to drive long-term customer success and retention. Our approach integrates account-based marketing, enabling us to develop personalized campaigns that engage key decision-makers within strategic accounts. These campaigns are supported by long-form content, such as in-depth case studies, that showcase real-world success stories and highlight specific use cases relevant to each vertical.

To generate a consistent pipeline of qualified leads, we deploy a comprehensive inbound and outbound marketing strategy. This includes the creation of optimized landing pages for lead generation, designed to capture and convert high-intent prospects through gated content, webinars, and exclusive offers. We try to amplify our thought leadership and brand authority through strategic public relations initiatives, positioning our leadership as industry experts and leveraging earned media to build trust and credibility in both existing and new markets.

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

Intellectual property laws, contractual commitments and security and technical procedures provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, intellectual property laws vary from country to country, and we are in the process of transferring our intellectual property from Egypt to other jurisdictions in which we operate. Therefore, in other jurisdictions, we may be unable to adequately protect certain rights in our proprietary technology, brands, or other intellectual property from use by unauthorized entities or individuals. Please see the section entitled “Item 3D. Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl.” Failure to protect or enforce our intellectual property rights could harm our business, financial condition and operating results.”

Data Protection and Privacy

We have made commitments to protect and respect the personal data and privacy of all our external users. Our business depends on the collection, storage, transmission, use and processing of personal data of our users’ and other sensitive information. As a result, our ability to protect such data and comply with the numerous laws, rules and regulations related to the collection, storage, transmission, use and other processing of such data is integral to our operations.

We are in the process of developing systems and processes that are designed to protect users’ data, prevent data loss and prevent other privacy or security breaches. These measures, however, cannot guarantee security and may not be effective against all cyberattacks or breaches. For example, in July 2020, by exploiting a breach in certain third-party software used by us, unauthorized parties gained access to a our database containing personal data of its riders. While such breach has not had a material impact on our business or operations and we have since implemented measures to prevent a similar data breach, unauthorized parties may further exploit the breached information and may in the future gain access to our systems or facilities through various other means.

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

Insurance

We maintain insurance policies with global insurance providers to provide in-ride medical coverage to all riders and drivers in our Egypt market. We also provide comprehensive health and life insurance to employees in Egypt, Saudi Arabia and the UAE. We also provide directors’ and officers’ insurance for the board of directors of Swvl Holdings. We are currently in the process of obtaining other forms of insurance, such as general business liabilities.(Please see the section entitled “Item 3D. Risk Factors-Risks Related to Operational Factors Affecting Swvl.) Swvl has not historically maintained insurance coverage for its operations. Swvl may not be able to mitigate the risks facing its business and could incur significant uninsured losses, which could adversely affect its business, financial condition and operating results.

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

While we are not aware of any material limitations on foreign investment in the jurisdictions in which we operates, we are required to comply with certain regulations related to such investment. In particular, in Jordan, non-Jordanian investors are restricted from wholly owning any project or business venture that involves certain trade, construction or services activities. While we do not intend to engage in any such activities in Jordan, the organizational documents of the entity that currently conducts our operations in Jordan erroneously includes certain restricted activities as potential objectives of such entity. Prior to the Portfolio Optimization Program (Phase 2), such entity was in the process of amending its organizational documents such that Swvl will be permitted to acquire and hold all of the equity thereof. As part of the aforementioned Program, Swvl ceased operations in Jordan. In addition, in the UAE, foreign investors are required to operate via an onshore licensed entity or an onshore branch of a foreign or free zone entity. We have established such an onshore branch and have obtained the requisite licenses and approvals for such branch’s operations. We may become subject to additional limitations and regulations as we expands our operations in the jurisdictions in which we operates and into new jurisdictions, and such limitations and regulations may impair our ability to operate effectively in such jurisdictions.

In Egypt, we are subject to Law No. 87 of 2018 and the Executive Regulation by Presidential Decree No. 2180 of 2019 (collectively, “Egyptian Ridesharing Laws”). Pursuant to such Egyptian Ridesharing Laws, we, as well as any other land transport service company in Egypt that utilizes information technology, are required to obtain a license issued by Egypt’s Land Transport Regulatory Authority (the “Egyptian LTRA”). While companies were required under the Egyptian Ridesharing Laws to obtain such licenses by December 12, 2018, the Egyptian LTRA was not established until June 11, 2019, On December 12, 2019, Swvl submitted an application to the Egyptian LTRA, seeking the required license. In May 2023, we received the first license issued by the Egyptian LTRA under Law No. 87 of 2018, and have since been in full compliance with the Egyptian Ridesharing Laws. The license remains valid through May 2028, subject to remaining compliant with all license requirements.

We are also subject to a number of laws and regulations specifically governing the internet and mobile devices that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the internet and online offerings, require us to change our business practices or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, distribution, mobile and other communications, to our offerings and the characteristics and quality of online offerings, among other things. In particular, as we expand our operations internationally, we could become subject to the GDPR and U.K. GDPR, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements and significant penalties, and the risk of civil litigation, for noncompliance. The GDPR and U.K.GDPR has resulted in and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU or United Kingdom.

As we expand our business internationally, we could become subject to these costs and burdens in an effort to ensure that our operations are GDPR and U.K. GDPR compliant.

In addition to these laws and regulations that apply specifically to the mass-transit ridesharing industry, related technology, the internet and related regulations, our business operations are subject to other broadly applicable laws and regulations governing such issues as labor and employment, anti-discrimination, worker confidentiality obligations, consumer protection, taxation, competition, unionizing and collective action, background checks, anti-corruption, anti-bribery, import and export restrictions, environmental protection, sustainability, trade and economic sanctions, foreign ownership and investment and foreign exchange controls. Please see the section entitled “Item 3D. Risk Factors - Risks Related to Regulatory, Legal and Tax Factors Affecting us.” Swvl is subject to various laws relating to anti-corruption, anti-bribery, anti-money laundering, and countering the financing of terrorism and has operations in certain countries known to experience high levels of corruption. We have not implemented, or have only recently implemented, certain policies and procedures for the operation of our business and compliance with applicable laws and regulations, including policies with respect to anti-bribery and anti-corruption matters and cyber protection.

As we continue to expand our platform offerings and user base, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Please see the section entitled “Item 3D. Risk Factors - Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl.” As we expand our offerings, we may become subject to additional laws and regulations, and any actual or perceived failure by us to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect our business, financial condition, and operating results.

C. Organizational Structure

Swvl Holdings Corp is a British Virgin Islands business company incorporated under the laws of the British Virgin Islands. Swvl Holdings Corp has thirteen wholly-owned subsidiaries, three beneficially owned subsidiaries and one majority-owned subsidiaries.

Swvl Holdings Corp’s wholly owned subsidiaries are: Swvl Inc., a British Virgin Islands business company incorporated under the laws of the British Virgin Islands; Swvl Holdco Corp., a British Virgin Islands business company incorporated under the laws of the British Virgin Islands; Swvl Group Corp., a British Virgin Islands business company incorporated under the laws of the British Virgin Islands; Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability; SWVL NBO Limited, a private limited company organized under the laws of Kenya; SWVL Saudi for Information Technology, a single person limited liability company organized under the laws of Saudi Arabia; Swvl Technologies Limited, a private limited company organized under the laws of Kenya; Swvl Global FZE, a limited liability company organized under the laws of Dubai; SWVL Technologies FZE, a limited liability company organized under the laws of Dubai and a directly wholly owned subsidiary of Swvl Global FZE; Swvl MY For Information Technology SDN BHD, a company limited by shares organized under the laws of Malaysia; Swvl For Smart Transport Applications and Services LLC, a limited liability company organized under the laws of Egypt; Swvl Germany GmbH and its direct subsidiary Door2Door GmBH, which are both limited liability companies organized under the laws of Germany.

Swvl Holdings Corp also beneficially owns: Smart Mobility Solutions for Transportation Services, a single person limited liability company organized under the laws of Saudi Arabia; Swvl for Mobility Solutions FZE, a limited liability company organized under the laws of Dubai; and Smart Way Transportation LLC, a single person limited liability company organized under the laws of Jordan. In certain cases, the Group is required to have a resident as one of the shareholders besides the Parent Company to comply with local laws and regulations. However, in such cases, the Group continues to remain the economic beneficiary of the shareholding held by such resident shareholder and therefore is said to have a “beneficial ownership” of such legal entity.

Swvl Holdings Corp also owns a 55% stake in Viapool Inc., which is a Delaware incorporated entity. Viapool Inc. fully owns: Movilidad Digital S.A.S., Viapool SRL, Viapool SPA which are organized under the laws of Argentina, and Swvl Brasil Tecnologica LTDA, a company organized under the laws of Brazil.

A diagram of Swvl’s group structure, as described above, is provided below:

D. Property, Plants and Equipment

We lease approximately 13,391 square feet of office space for our corporate headquarters, located at the Offices 4 at One Central, Dubai World Trade Center, Dubai, UAE, and approximately 2,055 square feet of office space for our regional headquarters, located at 7451,2215 Al Ulaya, Riyadh, Saudi Arabia.  Our existing headquarters lease in Dubai, UAE, expires on September 14, 2024, which we expect to extend to December 31, 2026, including in connection with an office expansion plan for our headquarters. Our existing headquarters lease in Riyadh, Saudi Arabia are leased annually and can be renewed at our discretion. Our monthly rent payment for both of our offices in Dubai and Riyadh is approximately $56,562. During 2024, we subleased approximately 10,417 square feet of our office space in Dubai while keeping the remaining office space for Swvl’s use.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the FY described. You should read the following discussion and analysis of our financial condition and results of operations together in conjunction with our financial statements and the related notes included elsewhere in this Annual Report.

The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report. Our discussion and analysis for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 20, 2024.

We report financial information under IFRS, as issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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

Factors Affecting Our Business and Results of Operations

We believe that our future performance and success depend to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this Annual Report entitled “Item 3D. Risk Factors.”

Our ability to cost-effectively retain and increase the number of riders or employees of our corporate customers who use our platform, and increase our share of their transportation spend.

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

As part of our business, we consider how our core assets - our technology, access to a large vehicle fleet and our customer base - can be leveraged to generate new streams of revenue while minimizing incremental costs. For example, we initially launched with our core B2C offering, through which we connect riders using our platform to a network of minibuses and other vehicles that operate on fixed and semi-fixed routes within and between the cities we serve. We have since expanded our B2C offerings to allow riders to book and take intercity, long-distance trips.

We have also diversified our revenues beyond B2C offerings with our TaaS enterprise products, which are marketed as Swvl Business and which have historically been higher-margin products. Swvl Business enables our corporate customers (as well as schools and municipalities) to use our technology and platform to optimize the commute and travel programs they operate for their employees (and students). Since Swvl Business uses technology already developed for our B2C offerings, its development and deployment does not (and did not) impose significant additional R&D costs on our business. We currently intend to expand our Swvl Business offerings with SaaS in 2025. Our SaaS offerings are expected to be targeted at corporate customers (as well as schools and municipalities) that operate their own vehicle fleets, with specific services tailored to the needs of each customer. We currently intend for our basic offerings to include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform. At higher service tiers, we currently intend to provide the use of our network optimization and Dynamic Routing technologies, as well as access to our fleet management modules, which will enable our customers to more easily manage their drivers and track their rides. We also currently plan to offer consulting and reporting services. We use a tiered cost-plus pricing model for our SaaS products, which we expect will allow us to enhance our margins.

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

On August 18, 2021, we entered into a definitive agreement to acquire a controlling interest in Shotl, a mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services in Europe, Latin America and the Asia Pacific region, which expanded our geographic footprint to 22 additional cities in 10 countries. The transaction closed on November 19, 2021. Subsequently, as part of the Portfolio Optimization Program, Shotl’s shared were sold by the Group back to the original shareholders, this transaction was approved and finalized in FY 2023.

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

During December 2022, it was decided that Swvl entities in Kenya, Jordan and Malaysia under the trading names of “Swvl NBO Limited”, “Swvl Technologies Ltd”, “Smart Way Transportation LLC” and “Swvl MY For Information Technology” would be liquidated. The liquidation process is still ongoing as of the date of this Report and expected to be completed before the end of 2024.

During the FY 2023, the Group approved the sales of the subsidiary operating in Pakistan, Swvl Pakistan (Private) Ltd. (“Swvl Pakistan”), and the sale to Mr. Danish Elahi was completed on April 15, 2023.

Further, during the FY 2023, we have Urbvan Mobility Ltd, our entity in Mexico as means of refinancing the Group.

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

The impact of seasonality within certain sectors in our B2C offerings

We are also subject to seasonality in our B2C offerings, for example, B2C revenues have higher activity during the summer months, which are between July and September, also, for the times where there is national holidays, while B2C activities might get impacted, not significantly, by national holidays or summer months, according to the fact that a good percentage of our individual customer base is university students and the daily work commuters.

Components of Results of Operations

Revenue

Our revenue consists of two components: (i) a B2C component, representing the gross amount of fares charged to end-users of our platform, not including reductions of end-user discounts and promotions, sales refunds, uncollected cash and Sales waivers (as defined below); and (ii) a B2B component representing contractual smart transportation services for our corporate customer’s employees through the Swvl application, which is referred to as TaaS and SaaS, which enables corporate customers to manage their own fleets more efficiently. For further details on our revenue recognition, please see the Revenue details in the subsection “Critical Accounting Estimates” in this Annual Report.

Cost of Sales

Our cost of sales consists of costs directly related to delivering transportation services, which include payments to captains for operating our routes (net of any deductions, including any amount charged to captains on account of breach of terms of service), bonuses payable to captains, tolls and fines paid by Swvl. Our cost of sales does not include any depreciation or amortization expenses. Our depreciation and amortization expenses are almost exclusively attributable to non-revenue generating activities, including depreciation of our facilities and equipment which support our back-office operations and depreciation of right-of-use assets associated with corporate leases.

General and Administrative Expenses

Our general and administrative expenses primarily consist of personnel-related compensation costs including employee share scheme charges, professional services fees, technology costs, office costs, travel costs, depreciation, insurance, rent, bank fees, foreign exchange losses/gains, utilities, communication and other corporate costs. Our general and administrative expenses are expensed as incurred.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of growth marketing expenses, offline marketing expenses, personnel compensation expenses and the costs of credits offered to riders for referring new riders. Our sales and marketing costs are expensed as incurred.

Charge for provision for expected credit losses

Our provision for expected credit losses consists of the provision for expected credit loss against trade and other receivables.

Expiration of deferred tax assets

Pertains mainly to the expired portion of our deferred tax assets.

Other income

Our other income consists primarily of recovery of previously written off assets that were not expected to be recovered, or the portion of discounts obtained from creditors on previously recorded liabilities.

Finance Income

Our finance income consists primarily of dividend income from bank deposits.

Finance costs

Our finance costs consist primarily of lease finance charges and interest expense on financial liabilities.

Gain/(loss) on disposal of subsidiaries

This component pertains to the gains and losses from the net book value of subsidiaries disposed of during each year.

Change in fair value of financial liabilities

Changes in fair value of financial liabilities consist of the change in the fair value of the Group’s earnouts liabilities, and certain warrant liabilities.

Change in fair value of deferred purchase price

Changes in fair value of deferred purchase price consists of the change in fair value of deferred purchase price resulting from the acquisition of certain subsidiaries by the Group, such as Shotl and Urbvan.

Change in fair value of employee share compensation schemes

This component consists of the change in fair value of employee share scheme reserve.

Income tax benefit

Income tax benefit primarily relates to the deferred tax asset created on tax losses incurred by the Company, which can be set off against future taxable income. We have deferred tax asset balances in Egypt as carried forward losses from the early years of operation, planned to be utilized against future taxable income.

Loss from the year from discontinued operations

The Group has discontinued various operations in select markets on account of a certain portfolio optimization program during FY 2023 onward, resulting in shareholders approving the sale and discontinuation of certain entities. Some of the entities are still under liquidation and are incurring immaterial administrative costs.

Impact of foreign currency translation

As we have operations in countries with different currencies, foreign currencies have an impact on our results of operations. The main impact of foreign currency fluctuations on us is from the change.

In our results of operations discussion below, we have provided certain comparisons both on an as reported and on a constant currency basis. The constant currency presentation, which is a non-IFRS measure, excludes the impact of fluctuations in foreign currency exchange rates. We believe that providing constant currency information provides valuable supplemental information regarding our results of operations and also provides a framework for assessing how our underlying business performed, excluding the effects of foreign currency rate fluctuations. We calculate constant currency percentages by converting our current period local currency financial results using the prior period exchange rates from the corresponding prior period, and compare these adjusted amounts to its prior period reported results. Amounts may not foot due to rounding.

Comparison of the Year Ended December 31, 2024 and 2023

Results of Operations

The following selected consolidated financial data are derived from the audited financial statements of the Company for FY 2024 and FY 2023 and should be read in conjunction with our consolidated financial statements, the related notes and the rest of the section of this Report entitled “Item 5. Operating and Financial Review and Prospects.” The historical results are not necessarily indicative of the results of future operations. For a comparison of FY 2023 to the fiscal year ended December 31, 2022, see our Annual Report on Form 20-F for FY 2023.

During FY 2024, we deconsolidated our SWVL Global FZE subsidiary in the UAE. As a result, the figures for FY 2023 in the current financial statements have been updated to reflect the split between continued and discontinued operations. Management reviews the results of operations for continued and discontinued operations separately for the years presented below.

	Year Ended December 31
		2023
($million)	2024	(Restated)
Continued operations
Revenue	17.21	22.85
Cost of sales	(13.57)	(18.74)
Gross profit	3.64	4.11
General and administrative expenses	(10.0)	(9.25)
Selling and marketing expenses	(0.12)	(0.09)
Charge for provision for expected credit losses	(0.58)	(0.27)
Other provisions	(0.56)	—
Other income	0.26	18.83
Operating (loss)/ profit	(7.35)	13.33

Finance income	0.07	0.06
Finance costs	(0.04)	(0.06)
Gain/(loss) on disposal of subsidiaries	1.13	(8.28)
Change in fair value of financial liabilities	(0.56)	1.21
Change in fair value of deferred purchase price	(1.87)	0.73
Change in fair value of employee share scheme reserve	(0.18)	(1.64)
(Loss)/profit for the year before tax from continuing operations	(8.81)	5.35
Income tax benefit	—	0.04
(Loss)/profit for the year from continuing operations	(8.81)	5.39

Discontinued operations
Loss for the year from discontinued operations	(1.46)	(2.33)
(Loss)/profit for the year	(10.27)	3.06

Other comprehensive income
Exchange difference on translations of foreign operations	(4.87)	(5.30)
Total comprehensive loss for the year	(15.14)	(2.24)

FY 2024 Compared to FY 2023

Revenue

	Year Ended December 31
			FY 2023 - FY 2024
($million)	2024	2023	% Change
Total Revenue	$17.21	$22.85	(25)%
Disaggregated by
Business to customers	$4.23	$6.21	(32)%
Business to business	$12.98	$16.64	(22)%

We disaggregate revenue by the type of customer served as follows: Revenue from B2C, who are individual customers, and revenue from B2B, which are corporates. Below is the disaggregated revenue information for FY 2024 and FY 2023.

B2C revenues for FY 2024 were approximately $4.23 million, a decrease of approximately $1.98 million, or 32%, compared to FY 2023. The decrease in revenue was directly related to our continued strategy of focusing heavily on the most profitable and utilized routes across our network. Further, the devaluation of EGP against the USD from an average of USD/EGP exchange rate of 30.66 during FY 2023 to 43.94 during FY 2024 also led to lower reported figures, as discussed in more detail in the below section ‘Further Analysis Using Constant Currency’.

B2B revenues for FY 2024 were approximately $12.98 million, a decrease of approximately $3.66 million, or 22%, compared to FY 2023. The decrease in revenue was directly related to our continued strategy of focusing heavily on the most profitable and utilized routes across our network. The Group has terminated certain contracts that did not meet the minimum profit requirements following the portfolio optimization plan, this led to a decrease of the total sales value. Further, the devaluation of EGP against the USD from an average of USD/EGP exchange rate of 30.66 during FY 2023 to 43.94 during FY 2024 also led to lower reported figures, as discussed in more detail in the below section ‘Further Analysis Using Constant Currency’.

Please refer to the below section ‘Further Analysis Using Constant Currency’ for the impact of devaluation.

Cost of Sales

	Year Ended December 31
			FY 2023 - FY 2024
($million)	2024	2023	% Change
Cost of transportation (B2B)	$10.65	$14.19	(25)%
Captain costs (B2C)	$2.92	$4.56	(36)%
Total cost of sales	$13.57	$18.75	(28)%

Cost of sales for FY 2024 was approximately $13.56 million, a decrease of approximately $5.17 million, or 28%, compared to FY 2023. This decrease is due to the reduction in revenue, aligning with our strategy of focusing on profitable operations and the further development of our technologies (which is expected to enhance our fleet operations, as described in further detail under our Routing Technologies section).

Further Analysis Using Constant Currency

During FY 2024 and FY 2023, 78.7% and 91.8% of our total revenues were generated in Egypt, respectively. We continue to monitor the economic environment for changes impacting our business and have taken multiple measures to try to minimize the impact of devaluations on the business, such as expanding operations in dollar pegged countries like Saudi Arabia and the UAE. We also plan to expand into other markets including the United States.

Had our business observed a constant currency from FY 2023 to FY 2024, our results of operations would have varied. We measured this variation to understand actual operating performance, without influence from currency exchange fluctuations.

The below table represents our FY 2024 revenue numbers using constant currency presentation. The currency is held constant as the average USD/EGP exchange rate, which was EGP 30.66 throughout FY 2023. This rate was used to translate all revenue generated in Egypt during FY 2024, and we have not changed the exchange rate of the revenue generated in SAR from KSA and in AED from the UAE to its USD equivalent as they are pegged currencies:

	Constant Currency Presentation
			FY 2023 - FY 2024
Constant currency, translated at EGP 30.66 per USD ($million)	FY 2024	FY 2023	%Change
Revenue	$23.08	$22.85	1%
Disaggregated by
Business to customers	$6.07	$6.22	(2)%
Business to business	$17.01	$16.64	1%

In a constant currency presentation, our B2C revenue would have been stated at $6.07 million, compared to $4.23 million, on actual currency presentation, which represents a $1.84 million increase, or 43%. Our B2B would have been stated at $17.01 million, compared to $12.98 million, on actual currency presentation, which represents a $4.03 million increase, or 31%.

	Constant Currency Presentation
			FY 2023 - FY 2024
Constant currency, translated at EGP 30.66 per USD ($million)	FY 2024	FY 2023	%Change
Revenue	$23.08	$22.85	1%
Cost of sales	$(18.26)	$(18.74)	(3)%
Gross profit	$4.82	$4.11	17%

In a constant currency presentation, our total revenue would have been stated at $23.08, compared to $17.21, on actual currency presentation, which represents a $5.87 million increase, or 34%. Our cost of sales would have been stated at $18.26, compared to $13.57, on actual currency presentation, which represents a $4.69 million decrease, or 35%. Our gross profit would have been stated at $4.82, compared to $3.64, on actual currency presentation, which represents a $1.18 million increase, or 32%.

		Impact of using	Constant Currency
FY 2024	IFRS Measure	Constant Currency	Presentation
Revenue	$17.2	$(5.9)	$23.08
Cost of sales	$(13.6)	$4.7	$(18.26)
Gross profit	$3.6	$(1.2)	$4.82

General and Administrative Expenses

	Year Ended December 31
			FY 2023- FY 2024
($million)	2024	2023	% Change
General and administrative expenses	$10.0	$9.25	8.1%

General and administrative expenses for FY 2024 were approximately $10.0 million, an increase of approximately $0.75 million, or 8.1%, compared to FY 2023. This increase was primarily due to an increase in staff costs, resulting from RSU grants to management which was recognized in 2024 and are not recurring transactions. This increase was offset by a decrease in technology and insurance costs aligning with our strategy of focusing on profitable operations and cutting costs, as we have taken initiatives to reduce costs and entered into new agreements with suppliers through procurement efforts to reduce our operating costs.

Sales and Marketing Expenses

	Year Ended December 31
			FY 2023 - FY 2024
($million)	2024	2023	% Change
Selling and marketing expenses	$0.12	$0.09	33%

Our sales and marketing expenses for FY 2024 were approximately $0.12 million, an increase of approximately $0.03 million, or approximately 33%, compared to FY 2023. This increase was immaterial.

Charge for provision for Expected Credit Losses

	Year ended December 31
			FY 2023 - FY 2024
($million)	2024	2023	% Change
Charge for provision for expected credit losses	$0.58	$0.27	115%

Charge for provision for expected credit losses for FY 2024 was approximately $058 million, an increase of approximately $0.31 million, or approximately 115%, compared to FY 2023. This increase was calculated by our expected credit losses model, the charge is mainly related to our B2C business in Egypt.

Expiration of deferred tax assets

	Year ended December 31
			FY 2023 - FY 2024
($ million)	2024	2023	%Change
Other provisions	$0.56	$—	**
**	Percentage not meaningful

Other provisions for FY 2024 were approximately $0.56 million and nil in FY 2023. These provisions are related to the expiry of certain amounts of our deferred tax assets in Egypt.

Other Income

	Year ended December 31
			FY 2023 - FY 2024
($million)	2024	2023	% Change
Other income	$0.17	$0.07	**
Waiver of creditor balances	$0.09	$18.76	**
**	Percentage not meaningful

In FY 2023 other income was approximately $18.8 million, which relate to the creditors settlement we executed during FY 2023 reflecting an approximate decrease of 85% from the total liabilities that were settled. In FY 2024, other income was approximately $0.26 million, mainly pertaining to $0.17 million of other income and $0.09 from creditors settlements.

Finance Income

	Year ended December 31
			FY 2023 - FY 2024
($million)	2024	2023	% Change
Finance income	$0.07	$0.06	17%

Finance income for FY 2023 was approximately $0.07 million, as compared to $0.06 million for FY 2023, an increase of $0.01 million, primarily related to dividends income that remained stable in FY 2024 and FY 2023.

Finance Cost

	Year ended December 31
			FY 2023 -FY 2024
($million)	2024	2023	% Change
Finance cost	$0.04	$0.06	(33)%

Finance costs in FY 2024 were approximately $0.04 million, as compared to $0.06 million for FY 2023. The decrease in finance costs from FY 2024 to FY2023 was immaterial.

Gain on disposal of subsidiaries

	Year ended December 31
			FY 2023 -FY 2024
($million)	2024	2023	% Change
Gain on disposal of subsidiaries	$1.13	$1.83	(38)%

Gain on disposal of subsidiaries for FY 2024 relates to disposal of subsidiaries in the UAE, compared to gains on disposal of certain subsidiaries including our business in Turkey, Spain and Pakistan during FY2023.

Write-down of assets held for sale

	Year ended December 31
			FY 2023 -FY 2024
($million)	2024	2023	% Change
Write-down of assets held for sale	$—	$10.12	(100)%

Write-down of assets held of sale was nil for FY 2024, compared to $10.12 million for FY 2023. This pertained particularly to our entity in Mexico, which was sold during FY 2023. This amount was recognized upon the sale of the entity to record the difference between the fair value of consideration and net assets of the Company.

Change in fair value of financial liabilities

	Year ended December 31
			FY 2023 -FY 2024
($million)	2024	2023	% Change
Changes in fair value of financial liabilities	$(0.56)	$1.21	(146)%

Change in fair value of financial liabilities for FY 2024, was approximately a loss of $0.56 million, compared to a gain of $1.21 million in FY 2023. This loss is mainly on account of the change in valuation for warrants issued in connection to our fiscal year ended December 31, 2022 fundraising activities (such warrants remain to be out of the money), however, the increase in stock price from $1.67 per share to $6.38 per share from December 31, 2023 to December 31, 2024 has increased the valuation amount.

Change in fair value of deferred purchase price

	Year ended December 31
			FY 2023 -FY 2024
($million)	2024	2023	% Change
Change in fair value of deferred purchase price	$(1.87)	$0.73	**
**	Percentage not meaningful

Change in fair value of deferred purchase price for FY 2024 was a loss of $1.87 million on account of change in share price, whereas in FY 2023 change was approximately a gain of $0.73 million. This loss is mainly due to certain warrants which were outstanding and held at a higher fair value as of December 31, 2024, compared to their fair value as of December 31, 2023 (due to a change in our stock price from $1.67 per share to $6.38 per share on December 31, 2023 and 2024, respectively). Most warrant holders exercised their warrants, and the remaining warrants will expire in June 2025, if not exercised beforehand.

Change in fair value of employee share - based scheme reserve

	Year ended December 31
			FY 2023 -FY 2024
($million)	2024	2023	% Change
Change in fair value of employee share based scheme reserve	$0.18	$1.64	(89)%

Change in fair value of employee share-based scheme reserve for FY 2024 was approximately $0.18 million, compared to approximately $1.64 million in FY 2023. The charges are a result of the fair value changes and new options granted and vested during the year that are related to share-based payment transactions, and are recognized in the consolidated statement of comprehensive income.

Tax

	Year ended December 31
			FY 2023 -FY 2024
($million)	2024	2023	% Change
Income tax benefit	$—	$0.04	(100)%

Income tax benefit for FY 2024 was nil, as compared to $0.04 million in FY 2023.

Loss from discontinued operations

	Year ended December 31
		2023	FY 2023 -FY 2024
($million)	2024	(Restated)	% Change
Loss from discontinued operations	$1.46	$2.33	(37)%

Loss from discontinued operations in FY 2024 was approximately $1.46 million, compared to $2.33 million in FY 2023, a decrease of $0.87 million, or approximately 37%. The loss is attributed to the Group discontinued operations in its subsidiary in UAE in 2024.

In FY 2023, loss from discontinued operations represents all losses made in locations where Swvl has decided not to continue operations during the fiscal year ended December 31, 2022 on account of the portfolio optimization program. As most of the entities were discontinued in the fiscal year ended December 31, 2022, all charges related to those entities were disclosed under loss from discounted operations. In accordance with IFRS, loss from discontinued operations must be included in the current financial statements for all periods presented. For the fiscal year ended December 31, 2022, loss from discontinued operations primarily consisted of losses in Swvl entities in Germany, Spain, Argentina, Jordan, Kenya, Turkey and Pakistan which were operating until November 2022. In FY 2023 the only operating entity was the entity in Mexico, which was discontinued in September 2023. Other immaterial administrative charges for the entities are still undergoing liquidation.

Non-IFRS Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the below non-IFRS financial measure to help us evaluate our business results. All data coming from the discontinued operations has been omitted from current and comparative periods.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) is a non-IFRS financial measure calculated as loss for the year, adjusted to exclude the following items which we do not believe are reflective of our operating performance:

(i)	depreciation of property and equipment, and right-of-use assets;
(ii)	amortization of intangible assets;
(iii)	provision for employees’ end of service benefits;
(iv)	employee share-based payment charges;
(v)	impairment of financial assets;
(vi)	impairment of assets;
(vii)	recapitalization costs;
(viii)	finance income;
(ix)	Non-cash provisions;
(x)	fair value gains rising from financial liabilities; and
(xi)	taxes.

Our definition of adjusted EBITDA may be different from those used by other companies, and therefore, may not be comparable. Furthermore, our definition of adjusted EBITDA has certain limitations by that it does not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with IFRS.

We compensate for these limitations by providing a reconciliation of adjusted EBITDA to the most directly comparable IFRS financial measure, which is loss for the fiscal year. We encourage readers, investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view our adjusted EBITDA in conjunction with its related IFRS financial measure.

Adjusted EBITDA has limitations as a financial measure, and as such should be considered as supplemental in nature. It is not meant as a substitute for the related financial information prepared in accordance with IFRS. These limitations include the following:

(i)Adjusted EBITDA excludes depreciation of property and equipment, and although these are non-cash charges, the assets being depreciated may have to be replaced in the future. Adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements. Adjusted EBITDA also excludes depreciation of right-of-use assets, which contains a cash component;
(ii)Adjust EBITDA excludes amortization of intangible assets;
(iii)Adjust EBITDA excludes fair values of employee share compensation payment charges, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;
(iv)Adjusted EBITDA does not reflect impairment of financial assets and impairment of assets as recognized in the consolidated statement of comprehensive loss;
(v)Adjusted EBITDA does not reflect recapitalization costs resulting from the business combination transaction
(vi)Adjusted EBITDA does not reflect components of finance income;
(vii)Adjusted EBITDA does not reflect period fair value gains and losses rising from financial liabilities;
(viii)	Adjusted EBITDA does not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes; and
(ix)Adjusted EBITDA does not reflect non-cash provisions such as warrant-related expenses.

Reconciliation from (Loss)/ profit for the year to adjusted EBITDA

	For the year ended December 31
($million)	2024	2023
(Loss)/profit for the year from continuing operations	$(8.81)	$5.39
Add: Depreciation of property and equipment	$0.26	$0.36
Add: Depreciation of right-of-use assets	$0.18	$0.36
Add: Amortization of intangible assets	$0.04	$0.03
Add/(less): Employee share-based payments charges / (reversals)	$0.18	$1.6
Add/Less: Change in of fair value of deferred purchase price	$1.86	$(0.73)
Less: Finance income	$(0.07)	$(0.06)
Add: Non-cash provisions	$1.87	$—
Add/Less: Change in fair value of financial liabilities	$0.56	$(1.21)
Less: Tax	$—	$(0.04)
Adjusted EBITDA	$(3.79)	$5.03

B. Liquidity and Capital Resources

Overview

Our principal sources of liquidity have been cash and cash equivalents raised from our operating cash flows in Egypt and Kingdom of Saudi Arabia, which partially support the day-to-day business, and from the issuance of shares. Our total liabilities exceeded our total assets by approximately $0.68 million in FY 2024 compared to total assets exceeding total liabilities by $5.9 million in FY 2023. We incurred a loss for the year of approximately $10.3 million in FY 2024, and incurred a profit of approximately $3.1 million in FY 2023 which was mainly generated by other income from the waiver of creditor liabilities. In addition, we had accumulated losses of approximately $339.9 million and $329.5 as of December 31, 2024 and as of December 31, 2023, respectively. To support our business, we have generated net cash flows from financing activities approximating to $4.04 million and $0.34 million during FY 2024 and FY 2023, respectively, through issuance of shares and other equity instruments. We have generated net cash flows from investing activities of approximately $0.58 million and $8.8 million during FY 2024 and FY 2023, respectively.

To support our business plans, during FY 2023, we obtained additional financing amounting to $12 million by selling our Urbvan subsidiary ($9.5 million net of selling costs) and have issued 253,834 class A ordinary shares through our equity financing line, amounting to $789,462. During FY 2023, we have used these proceeds to continue to support our business and enter into agreements with prior creditors to extinguish our prior liabilities.

As of December 31, 2024 and 2023, we had cash and cash equivalents of approximately $4.96 million and $2.92 million, respectively. On November 17, 2024, we entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) for a private placement financing with certain investors, including certain members of our Board to purchase $4.7 million of our Class A Ordinary Shares. Under the Securities Purchase Agreement, the investors agreed to purchase 981,211 of the Company’s Class A Ordinary Shares or pre-funded warrants in lieu thereof at a purchase price of $4.79. The investors in the offering also agreed to execute lock up and leak out agreements, pursuant to which they agreed to lock up the securities purchased in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchased for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale.

On February 10, 2025, the investors exercised their right to purchase additional securities pursuant to the Securities Purchase Agreement and purchased additional 417,537 of our Class A Ordinary Shares at a purchase price of $4.79. Such offering resulted in gross proceeds to the Company of $2 million. The investors also agreed  to execute lock up and leak out agreements, pursuant to which they agreed to lock up the securities purchase in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchase for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale.

On November 25, 2024, we obtained a sustainable credit facility with HSBC Bank in the amount of up to $0.6 million (subject to certain milestone conditions) aimed at financing our expansions and pipeline of contracts. This sustainable credit facility enables us to factor invoices with certain customers at our discretion, and we believe this allows us to have better management over the timing of our cash flows. To date, we have drawn down an immaterial amount from this credit facility.

Our cash and cash equivalents consist primarily of cash held with banks or other financial institutions, and t is not restricted as to withdrawal and use. Our cash and cash equivalents are primarily denominated in USD as well as in local currencies of the markets in which we operate.

We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date of this Report. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities.

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

We have an effective Form F-3 registration statement (File No. 333-279918), filed under the Securities Act of 1933, as amended, with the SEC using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell in one or more offerings up to the total amount of $100,000,000 of our Ordinary Shares, par value $0.0025, warrants or units comprising a combination of Ordinary Shares and warrants. As of the date of this Annual Report we have not sold any Ordinary Shares under the registration statement on Form F-3.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated.

	Year ended December 31
($million)	2024	2023
Cash flow (used in)/ from:
Operating Activities	$(3.57)	$(9.11)
Investing Activities	$0.58	$8.79
Financing Activities	$4.04	$0.34
Net (decrease) increase in cash and cash equivalents	$1.05	$0.02

Operating Activities

Net cash used in operating activities was $3.57 million for FY 2024, primarily consisting of $10.27 million loss for the year before tax adjusted for certain non-cash items. The net change in operating assets and liabilities is primarily the result of a gain on disposal of subsidiary for $1.13 million offset by a loss in change in fair value of deferred purchase price and financial liabilities amounting to $2.43 million. This increase is on account of the share price increase from $1.67 to $6.38 on December 31, 2023 and December 31, 2024, respectively. Furthermore, there was an increase in cash flows from changes in working capital of $2.13 million in trade and other receivables, and $1.48 million in accounts payables, accruals and other payables. Both of these changes are on account of our efforts to increase our cash conversion cycle.

Net cash used in operating activities was $9.1 million for FY 2023, primarily consisting of $3.02 million profit for the year before tax adjusted for certain non-cash items. The net change in operating assets and liabilities is primarily the result of non-cash income, finance cost, changes in fair value of deferred purchase price and financial liabilities, impairment of assets and employee share-based payments charge equating to $13.5 million net impact offset by a $1.9 million increase in working capital mainly on account of a reduction in trade receivables of $3.91 million.

Investing Activities

Net cash generated from investing activities was $0.58 million for FY 2024, which primarily consisted of cash received from sub-lease activities.

Net cash used in investing activities was $8.79 million in FY 2023, which primarily consisted of $8.40 million proceeds from disposal of subsidiaries as well as $0.67 million received from sub-lease activities. This was reduced by the purchase of intangible assets amounting to $0.26 million and $0.02 million as well as the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $4.04 million for FY 2024, primarily consisting of $2.56 million of share issuance and $1.89 million of proceeds from issuance of other instruments, offset by lease liabilities paid during the year which amounted to $0.41 million.

Net cash provided by financing activities was $0.34 million for FY 2023, primarily consisting of $0.79 million of share issuance, offset by lease liabilities paid during the year which amounted to $0.45 million.

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

In addition, as determined in accordance with local regulations, our subsidiaries in certain jurisdictions may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met, and regulatory approvals are obtained. Even though we currently do not require any such dividends, loans, or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in our business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Capital Expenditures

We did not incur any capital expenditures during FY 2024. Our historical capital expenditures are primarily related to additions and purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops. While we are an asset-light business, we expect to moderately increase our capital expenditures to meet the expected growth in scale of our business and as we expand geographically and bolster our existing offerings. We expect that cash received in connection with the Business Combination and cash from operating activities and financing activities will be used to meet our capital expenditure and marketing spend needs in the foreseeable future.

Indebtedness

The Group does not currently have any long-term loans or convertible debts outstanding.

Off-Balance Sheet Arrangements

As of December 31, 2024 and December 31, 2023, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2024.

	Payments Due by Period
($million)	<1 year	1-5 years	>5 years	Total
Lease Liabilities Commitments	0.62	0.45	—	1.07
Deferred and Contingent Consideration	1.15	—	—	1.15

Dispositions

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

Institutional PIPE Financing

On August 10, 2022, we entered into a securities purchase agreement with an institutional investor pursuant to which we sold 484,849 Ordinary Shares at a purchase price of $41.25 per Ordinary Share, for which the purchase price included series A and series B warrants of the Company immediately exercisable upon issuance for one Ordinary Share at an exercise price of $41.25. The series A warrants provide the right to purchase up to 484,849 Ordinary Shares for a period of five years. The series B warrants provide the right to purchase up to 484,849 Ordinary Shares for a period of two years. A.G.P./Alliance Global Partners acted as the sole placement agent for the private placement and received customary compensation for its services, including the issuance thereto of 121,212 Ordinary Shares. As per such securities purchase agreement, the series B warrants have expired in full during 2024.

Pursuant to the terms of the securities purchase agreement with an institutional investor, we agreed, among other things, to refrain from (i) issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of certain of our securities (including Ordinary Shares pursuant to a stock purchase agreement with B. Riley) for a period commencing August 10, 2022 until the date that is 60 calendar days after the date that the SEC declares effective the registration statement registering the resale of the Ordinary Shares and Ordinary Shares issuable upon exercise of the warrants issued in the offering (or, in the event of a “review” by the SEC of the registration statement, 30 days after the date that the SEC declares the registration statement registering the resale of the institutional investor’s securities effective) and (ii) entering into variable rate transactions (as defined in the securities purchase agreement with the institutional investor), subject to certain exceptions, for a period of 12 months after the SEC declares the registration statement registering the resale of the institutional investor’s securities effective.

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

Equity Line Financing

On March 22, 2022, we entered into an equity line financing pursuant to a common stock purchase agreement with B. Riley pursuant to which B. Riley committed to purchase up to $471.7 million (the “Total Commitment”) of Ordinary Shares, subject to certain limitations and conditions set forth in the purchase agreement. Pursuant to this stock purchase agreement, from March 22, 2022 and until the date of this Report, we have sold a total shares of 492,707 for total cash proceeds of $10,517,696  with an average share price of $26.63 . The agreement with B. Riley was valid until August 2024, and was not renewed after its expiry.

Creditor Settlement Arrangements

From 2022 onwards, we have entered into settlement arrangements with the parties to reduce aggregate amount of unpaid invoices. The parties offered us a discount of 85% of the original amount owed in return for prompt payment of the new discounted amount. During FY 2023, we entered into 13 settlement arrangement agreements, totaling to $18,7 million of discounted fees. As of the date of this report, we are still having discussions with other creditors for more extended payment plans and liability discount in effort of re-capitalizing the Group and settle all liabilities that existed before the portfolio optimization program.

C. Research and Development, Patents and Licenses

We have made, and will continue to make, significant investments in research, development and technology in an effort to improve our platform, to attract and retain drivers and riders, expand the capabilities and scope of our offerings, and enhance our customer experience. We review and target our research and development activities on an ongoing basis based on the needs of our business. For further details regarding our research and development costs, please refer to “Item 4.B. Business Overview” in this Annual Report.

D. Trend Information

For a discussion of the trends that affect our business, financial condition and results of operations, please see other portions entitled “Item 5.A. Operating Results” and “Item 3.D. Risk Factors” of this Annual Report and the section of this Annual Report entitled “Item 3.D. Risk Factors.”

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

Revenue

We recognize revenue in accordance with IFRS 15, which we adopted as of January 1, 2019.The Company derives its revenue principally from end-users who use the Swvl platform to access routes predetermined by the Company. Revenue for transport represents the gross amount of fares charged to the end-user for these services. The sole performance obligation of the Company is to provide transportation services to the end-users by integrating the use of the Swvl platform and a network of captains and vehicles registered on the platform. The end-users are charged for using transportation services (i.e. fare charges, net of the discounts and incentives) and are given various incentives (as discussed below). The Company recognizes revenue when its performance obligation towards the end-users has been satisfied (i.e. when the ride is completed). It is at that point in time that the end-user becomes liable to transfer the due consideration to the Company.

We evaluate the presentation of revenue on a gross versus net basis based on whether we control the service provided to the end-user and are the principal in the transaction (gross), or whether we arrange for other parties (operators and individual captains) to provide the service to the end-user and is the agent in the transaction (net). The Company considers itself a principal for the transportation services because it controls the services provided to riders.

End-user discounts and promotions

We offer discounts and promotions to end-users to encourage the use of our transportation services. These discounts and promotions are offered in various forms and include:

●	Targeted end user discounts and promotions. These discounts and promotions are offered to specific end-users in a market with a goal to acquire, re-engage or increase the end-users’ use of the platform. Because the end-user does not provide the Company with a distinct goods or services against these promotions and discounts, the Company deducts the amount of these promotions and discounts from the transaction price when recognizing revenue.

●	Free credits. We provide end-users booking intercity routes using Swvl’s Travel platform with free credits to encourage bookings of a two-way trip between origin and destination cities. Under Swvl’s free credit program, a credit is transferred to an end-user’s wallet on the Swvl application after the completion of the first trip. that the end-user can then consume while paying for the return trip. Because we provide the discount that is to be used in the future by the end-user, the free credit is recognized as a liability until it is redeemed by the end-user or the validity period of such credit lapses. However, this liability is not recognized when it is immaterial.
●	End-user referrals. End-user referrals are earned when an existing end-user (the “Referring end-User”) refers a new end-user (the “Referred End-User”) to the Swvl platform and the Referred End-User books their first ride on the platform. These referrals are typically paid in the form of a credit given to the Referring End-User. The Referring End-User is deemed to provide growth and marketing services to the Company as it provides a distinct good or service against the end-user referral discounts. As a result of this, the end-user referrals are recognized as sales and marketing costs.
●	Market-wide promotions. Market-wide promotions reduce the end-user fare charged for all or substantially all rides in a specific market in the form of discounts. As a result, we recognize the cost of these promotions as a reduction of revenue when the ride is completed.

Deferred tax

As we are incorporated in the British Virgin Islands, our profits from operations are not subject to taxation. However, certain subsidiaries of us are based in taxable jurisdictions such as Egypt, where they are liable for tax.

We record deferred tax to provide for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets have been recognized by a certain subsidiary of the us on their trading losses where utilization is probable, given that there are probable future taxable profits to offset against these losses. We continuously review the recoverability of the deferred tax asset for any significant changes to these assumptions.

Share-based payments

Our employees (including senior executives) received remuneration in the form of share-based payments starting in May 2017, whereby employees have rendered services as consideration for equity instruments (i.e., equity-settled transactions).

We have issued share-based payment awards, for which the “grant date” was not achieved, due to the absence of a formal approval of the terms and conditions of the grant that reflected the intent of this long-term incentive scheme. The award’s terms, however, included a condition that the employees would be eligible to exercise their vested options only on an exit event occurrence. If an employee leaves the Company before the exit event, the employee could exercise options on a pro-rata basis (based on the length of time that the employee has served since the award was granted). Therefore, the cost of awards is recognized in advance of the grant date, over the period in which services are rendered by the employees, by estimating the fair value of the equity instruments at the end of each reporting period despite the Company’s awards being classified as equity-settled. The grant date was achieved subsequently in July 2021, when the formal terms and conditions were finalized by our Board, which will be communicated and clarified with the employees as part of the exit event. The cost is recognized in employee benefits expense, together with a corresponding increase in equity (other capital reserves). The cumulative expense recognized reflects our best estimate of the number of equity instruments that will ultimately vest.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of our best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award. The probability of an exit event occurring is a non-vesting condition and is included in the fair value of the awards, whose charge is amortized over the period in which services are rendered by the employees.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this Annual Report:

Name	Age	Position(s)
Executive Officers
Mostafa Kandil	32	Chief Executive Officer, Chairman
Ahmed Misbah	29	Chief Financial Officer

Non-Employee Directors
Dany Farha	51	Lead Independent Director
Esther Dyson	71	Independent Director
Victoria Grace	47	Independent Director
Ahmed Sabbah	30	Director
Ayman Ismail	61	Independent Director
Youssef Salem	32	Director

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

Ahmed Misbah has served as its Chief Financial Officer since 2025. Prior this role, Mr. Misbah has been an integral part of Swvl’s finance leadership since June 2021, having served as Group Finance Manager, Head of Finance, and Director of Finance. During his tenure, he has played a pivotal role in overseeing accounting, reporting, cash management, budgeting, treasury, tax, and compliance across Swvl’s global operations. Mr. Misbah has played a key role in the Company's successful milestones, including the pricing of a $4.7 million private placement in 2024 and $2 million follow up in 2025, and securing sustainable finance with HSBC Bank. Mr. Misbah has also been a key player in Swvl’s Nasdaq listing via a Special Purpose Acquisition Company transaction and led Swvl’s first phase of the portfolio optimization plan, which turned Swvl and its subsidiaries profitable 18 months ahead of schedule. Prior to joining Swvl, Mr. Misbah served as associate and senior associate in PricewaterhouseCoopers, Mr Misbah graduated from the American University in Cairo in 2018 with a Bachelor’s Degree in Accounting.

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

Youssef Salem has served on the Swvl Board since February 2024. Mr. Salem previously served as Swvl’s Chief Financial Officer from September 1, 2021 to March 31, 2023, where he led accounting, tax, treasury, financial planning and analysis functions. From October 2023 until the present, Mr. Salem has served as Chief Financial Officer of ADNOC Drilling. Prior to joining Swvl, Mr. Salem spent nine years in investment banking at Moelis & Company and QInvest LLC, where he executed M&A, capital raises and other financing transactions across numerous sectors, including infrastructure, technology, media and telecommunications, financial services and real estate. Mr. Salem was previously an Adjunct Professor of Practice at the American University in Cairo. Mr. Salem received a Bachelor of Science in Actuarial Science from the American University in Cairo and is a CFA Charter-holder and Fellow of the Society of Actuaries.

Appointments and Resignations of Directors and Executive Officers

On February 12, 2024, the Swvl Board appointed Youssef Salem to serve as a director of the Board. Mr. Salem is to hold office until removal or resignation for the remainder of the full term of Bjorn von Sivers, whose resignation created such vacancy. In addition, on December 23, 2024, the Swvl Board ratified and confirmed the appointment of Mr. Salem as an additional Class II director of the Swvl Board, to hold office until the second succeeding annual meeting after the meeting and/or until his respective successor has been appointed and duly qualified and/or until his removal or resignation.

On February 4, 2025, Abdullah Mansour tendered his resignation as Interim Chief Financial Officer of the Company, effective immediately. Mr. Mansour’s resignation was not related to any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

On February 4, 2025, the Board appointed Ahmed Misbah to serve as the Chief Financial Officer of the Company.

B. Compensation

Swvl Executive and Senior Management Team Compensation

The following table presents all compensation paid by us to our officers for the year ended December 31, 2024.

All amounts reported in the tables below reflect the cost to the Company, in U.S. Dollars, for the year ended December 31, 2024.

(Dollars in thousands)	All individuals
Base salary	$0.38
Bonuses	$0.00
Additional benefit payments	$0.00
Total cash compensation	$0.38

On December 26, 2023, Swvl, Swvl Global FZE, a free zone limited liability company organized under the laws of the UAE, and Swvl’s Chief Executive Officer, Mostafa Kandil, executed an amendment to Mr. Kandil’s employment agreement pursuant to which his annual base salary was reduced to $327,000.

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

Director Compensation

We do not pay any compensation to our directors who are our executives or employees. For non-executive/employee directors, we reimburse reasonable expenses incurred by such directors in connection with attending meetings. Additionally, in FY 2024, we issued warrants to purchase up to 415,000 ordinary shares to our independent directors as compensation.

Aggregate Equity Award Information as of December 31, 2024 for directors and senior management

Our directors, executives and senior management held 46,802 Swvl Options (both vested and unvested) as of December 31, 2024 at an exercise price of $0.001, and expiration dates that are ten years following their original grant date (subject to earlier expiration as described below).

Swvl 2019 Share Option Plan

Our board of directors (the “Swvl Inc. Board”) adopted the 2019 Share Option Plan, in order to offer persons selected by the Swvl Board an opportunity to acquire a proprietary interest in the success of Swvl, or to increase such interests by acquiring Swvl Common Shares B. The 2019 Plan provides for the grant of options to purchase Swvl Common Shares B (“Swvl Options”). Eligible employees, consultants, advisors and/or directors of Swvl or its parent or applicable subsidiary were eligible to participate in the 2019 Plan.

Grants of Swvl Options under the 2019 Plan generally vest over a four-year period, with 25% of Swvl Options underlying such grant vesting on the first anniversary of the grant, and the remaining 75% vesting over the next three years, with 25% vesting per year. Vested Swvl Options become exercisable following the occurrence of certain corporate transactions of Swvl, such as the Business Combination. To the extent any holder of vested Swvl Options terminates employment (other than due to fraud or cause) prior to such applicable corporate transaction, such vested Swvl Options remain outstanding until the three-month anniversary of such corporate transaction. Our founders and executive officers will be entitled to an additional year of vesting to the extent their employment is terminated without cause or constructively terminated within one-year after such corporate transaction.

Swvl 2021 Omnibus Incentive Compensation Plan

The Swvl Board adopted, and our shareholders approved, the 2021. Plan in order to give Swvl a competitive advantage in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The 2021 Plan, which superseded the 2019 Plan upon its effectiveness, permits the grant of options to purchase Swvl Securities, stock appreciation rights, restricted shares, RSUs, other equity or equity related awards in each case, in respect of Swvl Securities and cash incentive awards, thus enhancing the alignment of employee and shareholder interests. The 2021 Plan replaced the 2019 Plan upon its effectiveness and no further grants will be made under the 2019 Plan.

The initial share limit under the 2021 Plan is 644,651 post reverse split. Such share limit will increase annually on the first day of each fiscal year beginning FY 2023 by the number of Swvl Securities equal to the lesser 5% of (i) the total outstanding Swvl Securities on the last day of the prior fiscal year or (ii) such lesser amount determined by the Swvl Board.

Employment Arrangements with Swvl Executive Officers

We have entered into written employment or service agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into our standard form of indemnification agreement, in the form filed as an exhibit to this Annual Report on Form 20-F, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. Certain of our executive officers are party to employment agreements with Swvl or its subsidiaries. Please see the section entitled “Item 7. Major Shareholders and Related Party Transactions.”

C. Board Practices

Board Composition

On May 17, 2023, the Swvl Board resolved to reduce the size of the Board to seven members, subject to a future Board resolution to increase or further decrease the size of the Board.

The Swvl Board is divided into three classes with staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

●	the Class I directors are Esther Dyson, Ahmed Sabbah and Ayman Ismail and their terms will expire at the annual general meeting of shareholders to be held in 2025;
●	the Class II director is Youssef Salem and his term will expire at the annual general meeting of shareholders to be held in 2025; and
●	the Class III directors are Mostafa Kandil, Victoria Grace and Dany Farha and their terms will expire at the annual general meeting of shareholders to be held in 2028.

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

Audit Committee

The members of our audit committee are Mr. Ismail, Chairman, Ms. Dyson and Mr. Farha, each of who can read and understand fundamental financial statements. Mr. Ismail, Mr. Farha and Ms. Dyson are independent under the rules and regulations of the SEC and the listing rules of the Nasdaq applicable to audit committee members. Mr. Ismail is the chairman of the audit committee. Mr. Ismail, Mr. Farha and Ms. Dyson each qualify as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq.

Our audit committee assists the Swvl Board with its oversight of the following: the integrity of our financial statements; Our compliance with legal and regulatory requirements; the qualifications, independence and performance of the independent registered public accounting firm; and the design and implementation of our internal audit function and risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into certain aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. Our audit committee reviews and oversees all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our compensation committee are Mr. Farha and Ms. Grace. Mr. Farha is the chairman of the compensation committee. Each member of our compensation committee is considered independent under the rules and regulations of the SEC and the listing rules of the Nasdaq applicable to compensation committee members. Our compensation committee assists the Swvl Board in discharging certain of our responsibilities with respect to compensating our executive officers, and the administration and review of our incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Swvl Board or compensation committee.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee comprise of Ms. Dyson. Our nominating and corporate governance committee assists the Swvl Board with its oversight of and identification of individuals qualified to become members of the Swvl Board, consistent with criteria approved by the Swvl Board, and selects, or recommends that the Swvl Board selects, director nominees, develops and recommends to the Swvl Board a set of corporate governance guidelines and oversees the evaluation of the Swvl Board.

D. Employees

As of December 31, 2024, we had 284 full-time (or full-time equivalent) employees: 17 employees based in the KSA, 9 in the UAE, 4 in remote locations and the remaining in Egypt. None of our employees are represented by a labor union, and we consider our relations with employees to be good. To date, we have not experienced any work stoppages.

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Report.

Beneficial ownership is determined in accordance with the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options that are currently exercisable or exercisable within 60 days. Percentage of shares beneficially owned is based on 9,898,516 Ordinary Shares outstanding on December 31, 2024.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date. Unless otherwise indicated, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

	Swvl	% of Swvl’s
	Ordinary	Ordinary
Beneficial Owner	Shares	Shares
Holders of 5% or more of our voting securities:
Queen’s Gambit Holdings LLC (1) (9)	345,000	3.5%
Memphis Equity Ltd. (2) (5) (6)	715,723	7.2%
VNV (Cyprus) Limited (3) (7)	578,497	5.8%
Directors and Executive Officers of Swvl: (4)
Mostafa Kandil (6) (8)	2,282,625	23.1%
Ahmed Misbah	0	0%
Dany Farha (2) (5)	0	0%
Esther Dyson	13,409	0.01%
Victoria Grace (1)	0	0%
Ahmed Sabbah	0	0%
Ayman Ismail	11,295	0.01%
Youssef Salem (10)	558,840	5.6%
All Directors and Executive Officers of Swvl as a Group (Eight Individuals)	4,505,389	45.5%
*	Less than one percent.

(1)	Consisting of 345,000 Ordinary Shares and 237,333 Sponsor Warrants. Queen’s Gambit Holdings LLC is the record holder of the shares reported herein. Victoria Grace is the managing member of Queen’s Gambit Holdings LLC.
(2)	Investment and voting decisions for securities held by Memphis Equity Ltd. are made by the investment committee of Memphis Equity Ltd., which, Swvl has been informed by Memphis Equity Ltd., consists of Dany Farha and Yousef Hammad.
(3)	Investment and voting decisions for securities held by VNV (Cyprus) Limited are made by a majority of the members of the board of directors of VNV (Cyprus) Limited, which Swvl has been informed by VNV (Cyprus) Limited, is comprised of Boris Sinegubko, Eleni Chrysostomides, Georgia Chrysostomides and Chrystalla Dekatris.
(4)	The business address for each director and executive officer of Swvl is The Offices 4, One Central, Dubai World Trade Centre, Dubai, UAE.
(5)	Consists of 715,723 Ordinary Shares held by Memphis Equity Ltd. and deemed beneficially owned by Mr. Farha as a result of his membership on the investment committee of Memphis Equity Ltd.
(6)	Party to the Shareholders’ Agreement, which is filed as Exhibit 4.6 to this Report.
(7)	The number of Ordinary Shares beneficially owned by VNV (Cyprus) Limited is based on the information disclosed on the Schedule 13D filed with the SEC on April 8, 2022.
(8)	The number of Ordinary Shares beneficially owned by Mostafa Kandil is based on the information disclosed on the Schedule 13D filed with the SEC on February 15, 2024
(9)	The number of Ordinary Shares beneficially owned by Queen’s Gambit Holdings LLC is based on the information disclosed on the Schedule 13D filed with the SEC on April 7, 2022.
(10)	The number of Ordinary Shares beneficially owned by Youssef Salem is based on the information disclosed on the Schedule 13D filed with the SEC on May 20, 2024.

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

B. Related Party Transactions

Board participation in private placement

On November 17, 2024, we entered into a Securities Purchase Agreement for a private placement financing with certain investors, including certain members of our Board to purchase a total of $4.7 million of our Class A Ordinary Shares. Certain Board members agreed to purchase 146,138 of the Company’s Class A Ordinary Shares or pre-funded warrants in lieu thereof at a purchase price of $4.79. The Board members in the offering also agreed to execute lock up and leak out agreements, pursuant to which they agreed to lock up the securities purchased in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchased for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale.

VNV (Cyprus) Loan

VNV (Cyprus) is one of our major shareholders with current percentage ownership of 8.5% (578,497 Common A shares). On June 30, 2023, Swvl and VNV entered into a loan agreement for the express purpose of extending the term of coverage under the Directors’ and Officers’ liability insurance. The loan amount is $0.13 million with an interest of 10 per cent per annum. The loan was fully repaid in December, 2023.

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

On November 17, 2024, we entered into a Securities Purchase Agreement for a private placement financing with certain investors, including certain members of our Board to purchase $4.7 million of our Class A Ordinary Shares. Under the Securities Purchase Agreement, the investors agreed to purchase 981,211 of the Company’s Class A Ordinary Shares or pre-funded warrants in lieu thereof at a purchase price of $4.79. The investors in the offering also agreed to execute lock up and leak out agreements, pursuant to which they agreed to lock up the securities purchased in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchased for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale.

On February 10, 2025, the investors exercised their right to purchase additional securities pursuant to the Securities Purchase Agreement and purchased additional 417,537 of our Class A Ordinary Shares at a purchase price of $4.79. Such offering resulted in gross proceeds to the Company of $2 million. The investors also agreed  to execute lock up and leak out agreements, pursuant to which they agreed to lock up the securities purchase in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchase for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale.

Employment Agreement with Mr. Mostafa Kandil

On July 28, 2021, Swvl and Swvl Global FZE entered into an employment agreement with Mostafa Kandil, pursuant to which, in connection with the consummation of the Business Combination, Mr. Kandil commenced service as Swvl’s Chairman and Chief Executive Officer and Swvl Global FZE’s manager. Mr. Kandil’s employment agreement provides for, among other things, an annual base salary of $650,000 per year, an annual performance based cash bonus in a targeted amount equal to 100% of his annual base salary, an initial grant of options to purchase Swvl Ordinary Shares with an aggregate financial accounting grant date fair value equal to $650,000 and a grant of RSUs with an aggregate value of $1,600,000 based on the closing price of Swvl Ordinary Shares on the grant date. Mr. Kandil’s employment agreement further provides that if Mr. Kandil’s employment is terminated by Swvl other than for cause, death or disability or, by Mr. Kandil for good reason (each as defined in Mr. Kandil’s employment agreement), subject to Mr. Kandil’s execution and non-revocation of a release of claims, Mr. Kandil will be entitled to receive (i) one time (and in the case of such qualifying termination within two years following a change in control, two times) the sum of his annual base salary and his annual bonus earned in respect of the fiscal year ending immediately prior to the effective termination date, (ii) payment of a pro rata portion of his annual bonus in respect of the fiscal year in which such termination or resignation occurs, (iii) payment of any unpaid annual bonus earned for the year prior to the year of termination or resignation and (iv) full acceleration of the equity awards granted to him on connection with the commencement of his employment as summarized in the paragraph immediately above. Mr. Kandil is subject to non-competition and non-solicitation covenants during his employment and for a period of one-year following termination of employment and non-disparagement and confidentiality covenants during and following termination of his employment.

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

Employment Agreement with Mr. Abdullah Mansour

On April 1, 2023, Swvl and Swvl For Smart Transport Applications and Services LLC entered into an employment agreement with Abdullah Mansour to commence service as Swvl’s Interim Chief Financial Officer for an indefinite period (the “Mansour Employment Agreement”). The Mansour Employment Agreement provides for, among other things, an annual base salary of $38,710 to be paid to Mr. Mansour per year. Mr Mansour is subject to non-competition and non-solicitation covenants during his employment and for a period of one-year following termination of employment and non-disparagement and confidentiality covenants during and following termination of his employment. Mr. Abdullah Mansour has resigned from his role on February 5, 2025.

Employment Agreement with Mr. Ahmed Misbah

On February 5, 2025, Swvl entered into an employment agreement with Ahmed Misbah to commence service as Swvl’s Chief Financial Officer for an indefinite period. The employment agreement provides for, among other things, an annual base salary of $114,363 to be paid to Mr. Misbah per year. Mr Misbah is subject to non-competition and non-solicitation covenants during his employment and for a period of one-year following termination of employment and non-disparagement and confidentiality covenants during and following termination of his employment.

Grant of Stock Options to Executive Officers and Directors

On October 1, 2024, Swvl granted Mr Ahmed Misbah, an Option Award to purchase 20,000 shares at an exercise price of $0.001 per share, subject to a four-year vesting term, with 25% of the shares underlying such applicable grant vesting on the first anniversary of the grant date, and the remainder vesting in 12 equal quarterly installments following such anniversary and subject to Mr Misbah’s continued employment as discussed in the section of this Report entitled “Item 6. Directors, Senior Management and Employees-Compensation- Swvl 2021 Omnibus Incentive Compensation Plan.”

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

ITEM 8.FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. In 2023, Marfina S.L and Camina Lab S.L, who are both former shareholders of Shotl Transportation S.L have brought a claim against Swvl Global FZE and Swvl Inc, to pay them a sums of $0.63 million and $1 million in their respective shares of the Company. As of the date of this Report, the litigation is on-going. We are currently not a party to any other actions, claim, suit or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations.

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

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes in our operations since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “SWVL” and “SWVLW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.A. Offer and Listing Details”.

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

C. Material Contracts

For a description of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report, see “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices - Indemnification,” “Item 6.C Share Ownership - Share Option Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above.

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

Institutional Investor Securities Purchase Agreement

On August 10, 2022, we entered into a securities purchase agreement with the Institutional Investor pursuant to which we sold 12,121,214 (484,849 post reverse split) Ordinary at a purchase price of $1.65 per Ordinary Share, which purchase price included series A and series B warrants of the Company immediately exercisable upon issuance for one Ordinary Share at an exercise price of $1.65. The series A warrants provide the right to purchase up to 12,121,214 (484,849 post reverse split) Ordinary Shares for a period of five years. The series B warrants provide the right to purchase up to 6,060,607 (242,424 post reverse split) Ordinary Shares for a period of two years. A.G.P./Alliance Global Partners acted as the sole placement agent for the Private Placement and received customary compensation for its services, including the issuance thereto of 121,212 Ordinary Shares. The series B warrants have expired during 2024 in line with this securities purchase agreement.

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

Creditor Settlement Arrangements

Throughout 2023, the Group entered into settlement agreements with a significant number of creditors. These agreements release the Group of a significant portion of creditor balances, mainly associated with the SPAC transaction, as of the reporting period by discounting a portion of the liability. These agreements resulted in discounts amounting to approximately $18.7 million that are contingent on the Group’s immediate settlement of these outstanding balances upon the closing date of the agreements. Subsequently, the Group abided by the terms of these agreements and settled the outstanding balances at the respective closing date of each agreement.

e& Egypt Agreement

On July 10, 2024 we entered a 5-year contract with telecom giant e& Egypt, with approximate total value of up to $6.3 million. E& Egypt is one of Egypt’s top techo operators, it operates under the framework of e& Group, providing reliable services in telecommunications and information technology, all powered by a strong vision to become the leading techo and with a deep commitment to the mission of enriching lives in an ever-changing world.

Such agreement reflects our commitment to offering tech-based mobility solutions that transform daily commutes regionally and globally, particularly in high-density, dynamic workplace environments, which demand exceptional operational and technological capabilities to ensure efficiency, reliability, and an enhanced customer experience.

Agreements with Leading Enterprises

During 2024, we won contracts with total value of $4.2 million with Key clients in Egypt. These contracts with leading enterprises in strategic mobility sectors, including fast-moving consumer goods (“FMCG”), telecom, e-commerce, consumer goods, and banking, are expected to not only drive revenue growth but also showcase how our solutions are effectively addressing the diverse transportation needs of clients across various industries, further expanding its client portfolio and value-added offerings. We offer both fully managed services and Software as a Service (SaaS)-based solutions that efficiently support a variety of industries and client needs. We implement a flexible model for shift-based transportation contracts for call center agents, ensure reliable transportation for workforces across plants, and provide seamless employee commutes for major corporations, as well as student commutes. We believe that our tailored solutions effectively address the specific transportation challenges of each sector, offering customized tech solutions to meet diverse requirements.

G4S Agreement

On November 21, 2024, we entered into a three-year contract with almajal G4S (“G4S”), a leading facility management provider in KSA. This collaboration will enable Swvl to deliver innovative SaaS-based mobility solutions that boost G4S’s fleet efficiency, driving operational excellence and enhancing service quality across the Kingdom. The scope of this agreement covers operations across multiple cities in KSA, including Riyadh, Jeddah, and Dammam, with over 14,000 trips performed monthly. It aims to enhance fleet operations by creating and optimizing routes, tracking the fleet in real time, and providing advanced analytics on fleet performance, which would drive greater efficiency and deliver significant cost reductions to G4S. Under the terms of the agreement, we will provide G4S a SaaS platform designed for enterprises that own and operate fleets. Our  Mobility Platform offers a complete suite of products to streamline fleet management, ensuring fleet operators, captains, and riders have the necessary tools for seamless operations and an improved transportation experience.

D. Exchange Controls

There are currently no laws of the British Virgin Islands, decrees, regulations or other legislation limit the import or export of capital or the payment of dividends to shareholders who do not reside in the British Virgin Islands.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

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

I. Subsidiary Information

See “Item 4.C. Information on the Company-Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, currency risk, interest rate risk and other price risk. See Note 3 to our consolidated financial statements included elsewhere in this Report for further details.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants

There were 697,330 warrants outstanding as of the consummation of the Business Combination, consisting of 459,997 Warrants and 237,333 Sponsor Warrants.

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

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES.

(a)	Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weaknesses described below, as of December 31, 2024, our disclosure controls and procedures were not effective. We are in the process of undertaking certain remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

(b)Management’s Annual Report on Internal Control Over Financial Reporting

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

As described in Item 3.D. “Risk Factors,” as of December 31, 2024, we have material weaknesses in our internal control over financial reporting relating to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Swvl’s consolidated financial statements.

Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2024.

(c)	Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control Over Financial Reporting

In connection with the preparation of its financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting related to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of our consolidated financial statements.

The Public Company Accounting Oversight Board has defined a “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

We have developed and are in the process of implementing a remediation plan to address these control deficiencies, which will address the underlying causes of our material weaknesses. As part of our remediation plan, we started hiring and will continue to hire additional qualified personnel within our finance and accounting functions who are experienced in IFRS and SEC reporting, in addition to starting to conduct training for our personnel with respect to IFRS and SEC financial reporting. We are establishing more robust processes to support our internal control over financial reporting, including sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. Furthermore, with respect to the effectiveness of our IT general controls, we are establishing formal processes and controls for information systems that are key to the preparation of our consolidated financial statements, including access and change controls. If these measures are ineffective, we may be unable to remediate these issues in the anticipated timeframe, which may have an adverse effect on our operating results, our ability to operate its business or investors’ views of us.

For more information on our internal control over financial reporting, please see the sections of this Report entitled “Item 3D. Risk Factors”. We have identified material weaknesses in our internal control over financial reporting. If for any reason we are unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, our ability to produce accurate and timely consolidated financial statements may be impaired, which may harm our operating results, our ability to operate its business or investors’ views of Swvl.

ITEM 16.[RESERVED]

A. Audit Committee Financial Expert

Our board of directors has determined that all of the members of the audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

B. Code of Ethics

Code of Conduct

The Swvl Board has adopted a code of conduct (the “Code of Conduct”) which applies to all of our employees, officers and directors, as well as all of our contractors, consultants, suppliers and agents in connection with their work for us. The Code of Conduct is posted on our website at www.swvl.com. We intend to disclose future amendments to, or waivers of, the post-combination Swvl’s Code of Conduct, as and to the extent required by SEC regulations, at the same location on our website identified above or in public filings. Information contained on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be part of this Annual Report.

C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton.

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023
Audit Fees	$310,000	$425,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$310,000	$425,000

*“Audit Fees” represents the aggregate fees billed for professional services rendered by our auditor for the audit of our consolidated financial statements and review of documents filed with the SEC.

Approval of Auditors’ Compensation

Our board of directors have adopted an audit committee charter setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. For more information about our audit committee’s responsibilities see “Item 6. Directors, Senior Management and Employees”.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this Annual Report.

ITEM 16F. Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G. Corporate Governance.

Foreign Private Issuer Status

We are considered a “foreign private issuer” under the securities laws of the U.S. and the rules of Nasdaq. Under the applicable securities laws of the U.S., “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Accordingly, our shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

As permitted by Nasdaq Rule 5615(a)(3)(A), we follow home country practice in lieu of Nasdaq corporate governance requirements with respect to Nasdaq Rule 5635(d). Nasdaq Rule 5635(d) generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s shares or voting power for less than a price that is the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement or (ii) the average Nasdaq Official Closing Price (as reflected on Nasdaq.com) of the shares for the five trading days immediately preceding the signing of the binding agreement. The British Virgin Islands do not require shareholder approval prior to such issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, we follow home country practice and are exempt from the requirements to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares under Nasdaq Listing Rule 5635(d).

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

ITEM 16H. Mine Safety Disclosure.

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policies

Our Insider Trading Policy (the “Insider Trading Policy”), governs the purchase, sale and other transactions in our securities that applies to our directors, officers, employees, consultants, contractors, agents and others acting on behalf of the Company (the “Covered Individuals”, and each a “Covered Individual”), as well as to the Company itself.

The Insider Trading Policy prohibits, among other things, insider trading and certain speculative transactions in our securities, including trading on inside information, trading during blackout periods, pre-clearance for designated persons, additional prohibited transactions, certain exceptions, confidentiality policy and the consequences of insider trading violations. According to the Insider Trading Policy, each Covered Individuals has an obligation to become familiar with and to comply with the Insider Trading Policy, as well as any other policies and procedure applicable to that Covered Individual.

The Company believes that the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of our Insider Trading Policy is attached as Exhibit 11.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 11.1 to this Annual Report and is incorporated by reference into this Annual Report.

ITEM 16K. Cybersecurity

Our Board and senior management recognize the critical importance of maintaining the trust and confidence of our clients, business partners and employees. Our management, led by our Chief Executive Officer and Chief Financial Officer, is actively involved in the oversight of our risk management efforts, and cybersecurity represents an important component of the Company’s overall approach to enterprise risk management (“ERM”). Our cybersecurity processes and practices are fully integrated into the Company’s ERM efforts. In general, we seek to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

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

Brief & Purpose

Our cyber security outlines the guidelines for limiting and managing the risk of security related incidents that would impact our customers, data and technology infrastructure.

While we continue to implement technical solutions, cyber security practices and alerts to improve our response to any potential cyber security risk, it’s still important to address the most common weakest link in any security platform; the human factor.

Scope

This policy applies to all of our employees, vendors, suppliers, and anyone who has permanent or temporary access to our systems, offices and hardware across the globe in any of our physical hubs or remotely.

Components

●	Confidential Data.
●	Personally Identifiable Information (PII).
●	Digital devices and IT assets.
●	Passwords.
●	Email & Textual Communication Security.

●	API Keys, Service Accounts and Cryptographic Keys.

Disciplinary Action

We recognize that the price of learning is mistakes. However, continued behavior that compromises the security of our customers and organization is no accepted or tolerated. Employees who fail to adhere to this policy may face disciplinary action:

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

1.1

Third Amended and Restated Memorandum and Articles of Association of Swvl Holdings Corp (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 25, 2023).

2.1	Specimen Swvl Holdings Corp Common Share A Certificate (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

2.2	Specimen Swvl Holdings Corp Warrant Certificate (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

2.3

Warrant Agreement, dated January 19, 2021, between SPAC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed on March 31, 2022).

2.4

Assignment, Assumption and Amendment Agreement by and among Swvl Holdings Corp, SPAC and Continental Stock Transfer & Trust Company Specimen Swvl Holdings Corp Units Certificate, dated March 30, 2022 (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed on March 31, 2022).

2.5*	Description of Securities.

4.1	Business Combination Agreement (incorporated by reference to Annex A-1 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.2	First Amendment to the Business Combination Agreement (incorporated by reference to Annex A-2 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.3	Second Amendment to the Business Combination Agreement (incorporated by reference to Annex A-3 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.6

Swvl Holdings Corp Shareholders Agreement, dated as of July 28, 2021, by and among Swvl Holdings Corp, the Sponsor and certain shareholders of Swvl (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed on March 31, 2022).

4.12†	Form of Holdings Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.13†

Employment Agreement, dated July 28, 2021, by and among Mostafa Kandil, Holdings and Swvl Global FZE (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.15†	Swvl 2019 Share Option Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.16†	Amendment to the Swvl 2019 Share Option Plan, dated July 28, 2021 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.17†	Form of Award Agreement to the Swvl 2019 Share Option Plan (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.18†	Form of Notice of Stock Option Award under the Holdings Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed on March 31, 2022).

4.19†	Form of RSU Award under the Holdings Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F filed on March 31, 2022).

4.20†

Interim Management Agreement, dated November 10, 2021, by and among Swvl Jordan, Swvl Inc. and the individual holder of the shares of Swvl Jordan (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.21†	Non-Employee Director and Advisor Board Member Compensation Policy (incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F filed on April 15, 2022).

4.22

Ordinary Shares Purchase Agreement, dated March 22, 2022, by and among Pivotal Holdings Corp, B. Riley and Swvl Inc. (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on March 31, 2022).

4.23

Amendment No. 1 to Ordinary Shares Purchase Agreement, dated as of April 6, 2022, by and among B. Riley, Swvl Inc. and Swvl Holdings Corp (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed on April 7, 2022).

4.24

Amendment No. 2 to Ordinary Shares Purchase Agreement, dated as of April 14, 2022, by and among B. Riley, Swvl Inc. and Swvl Holdings Corp (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F filed on April 15, 2022).

4.25

Registration Rights Agreement, dated March 22, 2022, by and among Pivotal Holdings Corp, B. Riley and Swvl Inc. (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed on March 31, 2022).

Exhibit No.	Description

4.26

Amendment No. 1 to Registration Rights Agreement, dated as of April 6, 2022, by and among B. Riley, Swvl Inc. and Swvl Holdings Corp (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed on April 7, 2022).

4.27

Sale and Purchase Agreement, dated March 24, 2022, by and among Rivertree Beteiligungsgesellschaft mbH, Dr. Günther Lamperstorfer,KfW, Social media Enterprises GmbH, Ariel Luedi, Dr. Tom Kirschbaum, Maxim Nohroudi, Blirz B22-203 GmbH and Swvl, Inc. (incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F filed on March 31, 2022).

4.28

Form of Subscription Agreement, dated July 28, 2021, by and among Pivotal Holdings Corp, Swvl Inc. and Queen’s Gambit Growth Capital (incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F filed on April 15, 2022).

4.29

Sale and Purchase Agreement, dated January 6, 2023, by and between Mohamad Ali Al Halabi, Khaleej 1 Ltd, HEDEF ARAÇ KİRALAMA VE SERVİS A.Ş., March Holding Limited, Stichting DAI & Members, Stichting Turkish Investors, Stichting MEVP Investors, Lill CVC SAPI de CV, Wamda Seed Limited, Stichting Volt Lines ESOP, Commoditynet Holding B.V., WSH Ltd., Southeast Europe Equity Fund II, LP, Swvl Global FZE, Swvl Inc. and Volt Lines B.V. (incorporated by reference to Exhibit 4.29 to the Annual Report on Form 20 - F filed on October 30, 2023).

4.30

Sale and Purchase Agreement, dated November 16, 2021, by and between Alejandro Taubas, Alejo Matías Miragaya, Lionel Fridman, Diego Nomberg, Clin Fondo de Inversión Privado, AVP Seed Fund I, Angel Ventures Pacific Alliance Fund II Limited Partnership, Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, acting as trustee of Irrevocable Trust F/4862, designated AV Pacific Alliance Trust II, CMPL Angel Seed Fund LP and Swvl Inc., Swvl Global FZE, with Swl Inc. as an obliged delegee of the Buyer Viapool Inc (incorporated by reference to Exhibit 10.3 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-41339) filed with the Securities and Exchange Commission on December 6, 2022).

4.31

Sale and Purchase Agreement, dated September 6, 2023, by and among Kolors, Inc. and Urbvan Mobility Limited(incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20 - F filed on October 30, 2023).

4.32†

Employment Agreement, dated December 15, 2021, by and among Abdullah Mansour and Swvl For Smart Transport Applications and Services(incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20 - F filed on October 30, 2023).

4.33

Share Acquisition Agreement, dated April 15, 2023, by and among Danish Elahi and Swvl Pakistan (Pvt.) Ltd. (incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20 - F filed on October 30, 2023).

4.34†

Amendment No. 1 to Employment Agreement, dated December 26, 2023, by and among Mostafa Kandil, Holdings and Swvl Global FZE (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed on December 29, 2023).

4.35†	Form of RSU Award Agreement (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed on December 29, 2023).

8.1*	List of Subsidiaries of Swvl Holdings Corp.

11.1*	Insider Trading Policy

12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer.

13.1**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer.

13.2**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm

97.1	Clawback Policy, dated December 1, 2023 (incorporated by reference to Exhibit 97 to the Annual Report on Form 20 - F filed on April 30, 2024)

101.INS	XBRL Instance Document

101.SCH	XBRLTaxonomy Extension Schema Document

101.CAL	XBRLTaxonomy Extension Calculation Linkbase Document

101.DEF	XBRLTaxonomy Extension Definition Linkbase Document

101.LAB	XBRLTaxonomy Extension Label Linkbase Document

101.PRE	XBRLTaxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).

* Filed herewith

** Furnished herewith

† Indicates a management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SWVL HOLDINGS CORP

April 1, 2025	By:	/s/ Mostafa Kandil
		Name:	Mostafa Kandil
		Title:	Chief Executive Officer

Swvl Holdings Corp and its subsidiaries

Consolidated financial statements

as of 31 December 2024

Consolidated financial statements as of 31 December 2024

To the Board of Directors and Shareholders

Swvl Holdings Corp

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Swvl Holdings Corp (the “Parent Company”) and its subsidiaries (together the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board.

Restatement of previously issued financials statements

As discussed in Note 2.1, the December 31, 2023 consolidated financial statements have been restated to correct a misstatement.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statement, the Group incurred a net loss of $10,269,693 (a net profit of $3,056,476 for the year ended 31 December, 2023) during the year ended December 31, 2024, and as of that date, the Group’s accumulated losses are $339,845,041 ($329,506,304 as of 31 December 2023) and has negative operating cash flows of $3,565,317 ($9,105,229 for the year ended 31 December 2023). These conditions, along with other matters as set forth in Note 2.2, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Basis for opinion (continued)

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

Dubai, United Arab Emirates

April 1, 2025

Swvl Holdings Corp and its subsidiaries

Consolidated statement of financial position - As of 31 December 2024

(All amounts are shown in USD unless otherwise stated)

	Note	2024	2023
ASSETS
Non-current assets
Property and equipment	5	457,802	751,693
Intangible assets	6	106,262	225,776
Right-of-use assets	18.1	232,612	484,362
Deferred tax assets	27.2	5,288,913	9,468,808
		6,085,589	10,930,639

Current assets
Trade and other receivables	10	4,009,282	5,327,877
Prepaid expenses and other current assets	11	1,310,807	2,142,194
Sublease receivables	18.2	—	571,022
Cash and cash equivalents	12	4,958,983	2,922,755
		10,279,072	10,963,848
Assets classified as held for sale	32	1,522	1,261
Total assets		16,366,183	21,895,748

EQUITY AND LIABILITIES
EQUITY
Share capital	13	24,746	16,979
Share premium	13	353,883,768	347,295,152
Employee share scheme reserve	14	564,127	507,677
Foreign currency translation reserve	15	(16,603,786)	(11,466,066)
Reserve of disposal groups classified as held for sale	15	2,372,514	2,106,737
Other reserves	16.1	1,886,000	—
Accumulated losses		(339,845,041)	(329,506,304)
Equity attributable to equity holders of the Parent Company		2,282,328	8,954,175

Non-controlling interests		(2,970,273)	(3,039,317)
Total (deficit)/equity		(687,945)	5,914,858

LIABILITIES
Non-current liabilities
Provision for employees’ end of service benefits	23	45,957	—
Derivative warrant liabilities	16.2	669,156	106,420
Accounts payable, accruals and other payables	17	30,850	83,961
Lease liabilities	18.3	440,183	1,021,716
		1,186,146	1,212,097

Current liabilities
Deferred purchase price	7	1,148,013	1,207,682
Accounts payable, accruals and other payables	17	9,351,406	7,829,837
Current tax liabilities		836,117	627,068
Due to related party	29	—	131,523
Lease liabilities	18.3	606,881	640,695
		11,942,417	10,436,805
Liabilities directly associated with assets classified as held for sale	32	3,925,565	4,331,988
Total liabilities		17,054,128	15,980,890
Total equity and liabilities		16,366,183	21,895,748

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Consolidated statement of comprehensive income - For the year ended 31 December 2024

(All amounts are shown in USD unless otherwise stated)

			2023
	Note	2024	(restated)	2022
Continuing operations
Revenue	19	17,207,362	22,852,263	42,997,089
Cost of sales	20	(13,568,140)	(18,741,277)	(42,817,258)
Gross income		3,639,222	4,110,986	179,831

General and administrative expenses	21	(11,126,656)	(9,785,735)	(62,709,036)
Selling and marketing expenses	22	(120,984)	(93,431)	(17,455,198)
Charge for provision for expected credit losses	10	(578,341)	(273,975)	(451,526)
Expiration of deferred tax assets	27.2	(563,709)	—	—
Other income	24	261,624	18,834,177	353,589
Operating (loss)/profit		(8,488,844)	12,792,022	(80,082,340)

Finance income	25	74,361	59,812	198,432
Finance cost	26	(40,979)	(61,440)	(3,576,767)
Change in fair value of financial liabilities	16.2	(562,736)	1,210,671	109,720,648
Change in fair value of deferred purchase price	7	(1,865,274)	727,134	31,844,346
Change in fair value of employee share compensation schemes		(181,590)	(1,636,738)	36,155,857
Recapitalization costs	33	—	—	(139,609,424)
Impairment of financial assets		—	—	(10,000,880)
Impairment of assets		—	—	(46,381,441)
(Loss)/profit before tax from continuing operations		(11,065,062)	13,091,461	(101,731,569)

Income tax benefit	27.1	—	41,305	3,225,251

(Loss)/profit for the year from continuing operations		(11,065,062)	13,132,766	(98,506,318)

Discontinued operations
Profit/(loss) for the year from discontinued operations	32	795,369	(10,076,290)	(25,073,130)
(Loss)/profit for the year		(10,269,693)	3,056,476	(123,579,448)

Attributable to:
Equity holders of the Parent Company		(10,338,737)	3,056,476	(116,496,525)
Non-controlling interests		69,044	—	(7,082,923)
		(10,269,693)	3,056,476	(123,579,448)

(Loss)/profit per share attributable to equity holders of the Parent Company
Basic	28	(1.19)	0.45	(18.21)
Diluted	28	(1.19)	0.28	(18.21)

(Loss)/profit per share attributable to equity holders of the Parent Company for continuing operations
Basic	28	(1.28)	1.94	(14.52)
Diluted	28	(1.28)	1.19	(14.52)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations, net of tax		(4,871,943)	(5,299,295)	(5,290,594)
Total comprehensive loss for the year		(15,141,636)	(2,242,819)	(128,870,042)

Attributable to:
Equity holders of the Parent Company		(15,210,680)	(2,242,819)	(121,787,119)
Non-controlling interests		69,044	—	(7,082,923)
		(15,141,636)	(2,242,819)	(128,870,042)

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Consolidated statement of changes in equity - As of 31 December 2024

(All amounts are shown in USD unless otherwise stated)

								Equity/(deficit)
				Reserve for	Foreign			attributable to
			Share-based	disposal	currency			equity holders of
	Share	Share	compensation	group held	translation	Other	Accumulated	the Parent	Non-controlling	Total
	capital	premium	reserve	for sale	reserve	reserves	losses	Company	interests	equity/(deficit)
As of January 1, 2022	8,529	88,873,188	36,929,523	—	450,863	—	(216,066,255)	(89,804,152)	66,378	(89,737,774)

Total comprehensive loss for the year
Loss for the year	—	—	—	—	—	—	(116,496,525)	(116,496,525)	(7,082,923)	(123,579,448)
Other comprehensive loss for the year	—	—	—	—	(5,290,594)	—	—	(5,290,594)	—	(5,290,594)
	—	—	—	—	(5,290,594)	—	(116,496,525)	(121,787,119)	(7,082,923)	(128,870,042)

Issuance of shares (note 13)	1,970	31,887,125	—	—	—	—	—	31,889,095	—	31,889,095
Issuance of shares to PIPE Investors	397	39,663,603	—	—	—	—	—	39,664,000	—	39,664,000
Issuance of shares to SPAC shareholders	1,395	—	—	—	—	—	—	1,395	—	1,395
Conversion of convertible notes	1,612	145,952,505	—	—	—	—	—	145,954,117	—	145,954,117
Recapitalizations costs	—	121,077,329	—	—	—	—	—	121,077,329	—	121,077,329
Costs attributable to the issuance of shares in connection with the business combination	—	(8,467,766)	—	—	—	—	—	(8,467,766)	—	(8,467,766)
Fair value of shares earnouts	—	(75,550,455)	—	—	—	—	—	(75,550,455)	—	(75,550,455)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	2,825,151	2,825,151
Share-based compensation reversal	—	—	(36,155,857)	—	—	—	—	(36,155,857)	—	(36,155,857)
Discontinued operations	—	—	—	(492,474)	492,474	—	—	—	—	—
	5,374	254,562,341	(36,155,857)	(492,474)	492,474	—	—	218,411,858	2,825,151	221,237,009
As of December 31, 2022	13,903	343,435,529	773,666	(492,474)	(4,347,257)	—	(332,562,780)	6,820,587	(4,191,394)	2,629,193

Total comprehensive loss for the year
Profit for the year	—	—	—	—	—	—	3,056,476	3,056,476	—	3,056,476
Other comprehensive loss for the year	—	—	—	953,002	(6,252,297)	—	—	(5,299,295)	—	(5,299,295)
	—	—	—	953,002	(6,252,297)	—	3,056,476	(2,242,819)	—	(2,242,819)

Issuance of shares (note 13)	3,076	3,859,623	(551,640)	—	—	—	—	3,311,059	—	3,311,059
Discontinued operations	—	—	—	866,512	(866,512)	—	—	—	—	—
Share-based compensation charge (note 14)	—	—	285,651	—	—	—	—	285,651	—	285,651
Disposal of a subsidiary	—	—	—	779,697	—	—	—	779,697	1,152,077	1,931,774
	3,076	3,859,623	(265,989)	1,646,209	(866,512)	—	—	4,376,407	1,152,077	5,528,484
As of December 31, 2023	16,979	347,295,152	507,677	2,106,737	(11,466,066)	—	(329,506,304)	8,954,175	(3,039,317)	5,914,858

Total comprehensive loss for the year
Loss for the year	—	—	—	—	—	—	(10,338,737)	(10,338,737)	69,044	(10,269,693)
Other comprehensive loss for the year	—	—	—	265,777	(5,137,720)	—	—	(4,871,943)	—	(4,871,943)
	—	—	—	265,777	(5,137,720)	—	(10,338,737)	(15,210,680)	69,044	(15,141,636)

Issuance of shares (note 13)	7,767	6,588,616	—	—	—	—	—	6,596,383	—	6,596,383
Other reserves (note 16.1)	—	—	—	—	—	1,886,000	—	1,886,000	—	1,886,000
Share-based compensation charge (note 14)	—	—	56,450	—	—	—	—	56,450	—	56,450
	7,767	6,588,616	56,450	—	—	1,886,000	—	8,538,833	—	8,538,833
As of December 31, 2024	24,746	353,883,768	564,127	2,372,514	(16,603,786)	1,886,000	(339,845,041)	2,282,328	(2,970,273)	(687,945)

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Consolidated statement of cash flows - For the year ended 31 December 2024

(All amounts are shown in USD unless otherwise stated)

			2023
	Note	2024	(restated)	2022
(Loss)/profit before tax from continuing operations		(11,065,062)	13,091,461	(101,731,569)
Profit/(loss) before tax from discontinued operations		795,369	(10,076,290)	(25,073,130)
(Loss)/profit for the year before tax		(10,269,693)	3,015,171	(126,804,699)

Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property and equipment	5	256,666	356,288	604,304
Depreciation of right-of-use assets	18.1	177,107	364,116	1,216,495
Amortization of intangible assets	6	36,372	32,375	2,455,243
Charge for provision for expected credit losses	10	578,341	535,340	873,442
(Gain)/loss on disposal of subsidiaries	32	(1,126,100)	8,285,250	—
Other income	24	(261,624)	(18,834,177)	—
Gain on recognition of sublease receivable		—	—	(87,026)
Sublease income	18.2	(12,349)	(37,706)	(8,340)
Provision for employees’ end of service benefits, net of reversals	23	45,957	—	(171,447)
Finance cost	26	15,858	12,192	3,466,593
Listing costs		—	—	139,609,424
Change in fair value of deferred purchase price	7	1,865,274	(727,134)	(31,844,346)
Change in fair value of financial liabilities	16.2	562,736	(1,210,671)	(109,720,648)
Impairment of assets		—	—	46,381,441
Impairment of financial assets		—	—	10,000,880
Employee share-based payments charges/(reversals)	14	56,450	285,651	(36,155,857)
		(8,075,005)	(7,923,305)	(100,184,541)
Changes in working capital:
Trade and other receivables		2,132,317	3,917,812	(11,489,377)
Prepaid expenses and other current assets		831,387	995,660	(2,584,987)
Accounts payable, accruals and other payables		1,468,458	(6,471,125)	(3,571,712)
Current tax liabilities		209,049	244,206	793,105
Due to related parties		(131,523)	131,523	—
		(3,565,317)	(9,105,229)	(117,037,512)
Payment of employees’ end of service benefits		—	—	(635,314)
Net cash flows used in operating activities		(3,565,317)	(9,105,229)	(117,672,826)

Cash flows from an investing activity
Purchase of property and equipment	5	—	(17,237)	(817,586)
Proceeds from disposal of subsidiaries		—	8,400,000	—
Payment for acquisition of subsidiary, net of cash acquired		—	—	(743,292)
Sublease rentals received	18.2	583,371	668,236	138,410
Purchase of financial assets		—	—	(5,000,010)
Purchase of intangible assets	6	—	(258,151)	(1,666,934)
Net cash flows generated from/(used in) investing activities		583,371	8,792,848	(8,089,412)

Cash flows from financing activities
Proceeds from issuance of share capital		2,564,000	789,462	60,787,038
Proceeds from issuance of other instruments	16.1	1,886,000	—	—
Proceeds from issuance of convertible notes		—	—	26,336,000
Proceeds from PIPE subscription		—	—	39,664,000
Payments of external loan		—	—	(134,830)
Repayment of loan from related party		—	—	(195,270)
Finance cost paid		—	—	(543,432)
Finance lease liabilities paid, net of accretion	18.3	(411,162)	(445,571)	(850,773)
Net cash flows generated from financing activities		4,038,838	343,891	125,062,733

Net increase/(decrease) in cash and cash equivalents		1,056,892	31,510	(699,505)
Cash and cash equivalents at the beginning of the year		2,924,016	2,696,276	9,529,723
Effects of exchange rate changes on cash and cash equivalents		979,597	196,230	(6,133,942)
Cash and cash equivalents at the end of the year	12	4,960,505	2,924,016	2,696,276
Non-cash financing and investing activities:
Settlement of deferred purchase price		—	5,377,829	—
Issuance of shares during the year		4,032,383	3,073,237	3,432,493
Fair value of shares earnouts		—	—	(75,550,455)
Acquisitions of non-controlling interests		—	—	(3,036,641)
Costs attributable to the issuance of shares		—	—	8,467,766
Conversion of convertible notes		—	—	145,952,505
Property and equipment additions through acquisition of business		—	—	(586,452)
Intangible assets additions through acquisition of business		—	—	(20,580,000)

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024

1	Establishment and operations

Swvl Holdings Corp (the “Parent Company”) (formerly known as “Pivotal Holdings Corp”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and was registered on 23 July 2021. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.

The consolidated financial statements as of 31 December 2024 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

Swvl Inc. was founded on 17 May 2017. Swvl Holdings Corp was incorporated as a direct wholly-owned subsidiary of Swvl Inc. As a result of various legal entity reorganization transactions undertaken in March 2022, Swvl Holdings Corp became the holding company of the Group, and the then-shareholders of Swvl Inc. became the shareholders of Swvl Holdings Corp. For financial reporting purposes, Swvl Inc. is the predecessor of Swvl Holdings Corp.

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

On 31 March 2022 (the “Closing Date”), the Parent Company consummated the transactions contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated as of 28 July 2021, as amended, between Swvl Inc., Queen’s Gambit Growth Capital and other merger companies.

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

as of 31 December 2024 (continued)

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

The following table summarizes the proceeds raised and issuance costs incurred related to the Business Combination on 31 March 2022:

	Number of
	shares	USD
Public shares outstanding	34,500,000	345,000,000
Shares redeemed	(29,175,999)	(291,759,990)
Shares issued to SPAC public investors (Note 33)	5,324,001	53,240,010
Shares converted for SPAC founders (Note 33)	8,625,000	—
	13,949,001	53,240,010

Cash from reverse recapitalization	—	53,240,010
SPAC reverse recapitalization professional fees	—	(20,906,209)
Net proceeds from reverse recapitalization	—	32,333,801

The business combination agreement was an extraordinary transaction that took place in 2022 as part of the SPAC and listing procedures, there was not any similar transactions or impact of this transaction incurred in the years ending as of 31 December 2024 and 31 December 2023.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

1	Establishment and operations (continued)
1.2	Consolidated subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred and are deconsolidated from the date that control ceases.

As of 31 December 2024, certain subsidiaries were decided to be held for sale or to be discontinued, subsidiaries listed below will be presented with the same alignment.

i)	Continued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	31-Dec-24	31-Dec-23	business activities
Swvl Inc.	British Virgin Islands	100%	100%	Holding company
Swvl Group Corp		100%	—	Holding company
Swvl Holdco Corp		100%	100%	Dormant entity
Pivotal Merger Sub Company I	Cayman Islands	100%	100%	Merger entity
Swvl for Smart Transport Applications and Services LLC	Egypt	99.80%	99.80%	Providing a technology
Swvl Saudi for Information Technology	Kingdom of Saudi Arabia (“KSA”)	100%	100%	platform to enable
Swvl Saudi Regional Headquarters		100%	—
Smart Mobility Solutions for Transportation Services (i)		—	—
Swvl for Mobility Solutions FZE (i)	United Arab Emirates (“UAE”)	—	—	passenger transportation

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

1	Establishment and operations (continued)
1.2	Consolidated subsidiaries (continued)
ii)	Discontinued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	31-Dec-24	31-Dec-23	business activities
Swvl NBO Limited	Kenya	100%	100%
Swvl Technologies Ltd.	Kenya	100%	100%	Providing a technology
Smart Way Transportation LLC (ii)	Jordan	—	—	platform to enable
Swvl My For Information Technology SDN BHD	Malaysia	100%	100%	passenger transportation
Viapool Inc.	Delaware, USA	51%	51%
Movilidad Digital SAS, a subsidiary of Viapool, Inc.	Argentina	51%	51%	Holding company
Viapool SRL, a subsidiary of Viapool, Inc.	Argentina	51%	51%	Providing a technology
Viapool SPA, a subsidiary of Viapool, Inc.	Chile	51%	51%	platform to enable
Swvl Brasil Tecnologia LTDA, a subsidiary of Viapool, Inc.	Brazil	51%	51%	passenger transportation
Swvl Germany GmbH (formerly “Blitz B22-203 GmbH”)	Germany	100%	100%	Holding company
Door2Door GmbH, a subsidiary of Swvl Germany GmbH	Germany	100%	100%	Providing a technology platform to enable passenger transportation
Swvl Global FZE	UAE	—	100%	Headquarters and management activities
Swvl Technologies FZE	UAE	—	100%	Providing a technology platform to enable passenger transportation

In certain cases, the Group is required to have a resident as one of the shareholders besides the Parent Company to comply with local laws and regulations. However, in such cases, the Group continues to remain the economic beneficiary of the shareholding held by such resident shareholder and therefore is said to have a “beneficial ownership” of such non-controlling interests, except as indicated. Legal ownership and beneficial ownership are the same except as indicated below.

(i)	The Parent Company’s subsidiary’s Swvl for Mobility Solutions FZE and Smart Mobility Solutions for Transportation Services were incorporated during the year ended 31 December 2024. The subsidiaries are currently legally owned by a member of the Group’s management and are in the process of a legal ownership transfer to the Group. The subsidiaries have been consolidated based on the beneficial ownership and effective control.
(ii)	The Parent Company’s subsidiary Smart Way Transportation LLC was incorporated during the year ended 31 December 2021. The subsidiary is currently legally owned by a member of the Group’s management. During 2022, the Group’s board of directors resolved to discontinue the subsidiary’s operations (Note 32). As of 31 December 2024, the company is still in liquidation process. The subsidiary has been consolidated based on the beneficial ownership and effective control.
2	Material accounting policies

The principal accounting policies applied by the Group in the preparation of these consolidated financial statements are set out below.

2.1	Basis of preparation
i)	Compliance with IFRS

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements have been approved by the Board of Directors on April 1, 2025.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.1	Basis of preparation (continued)
i)	Compliance with IFRS (continued)

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

During the preparation of the financial statements for the year ended 31 December 2024, management has identified a reclassification misstatement in the presentation of certain financial statement items for the year ended 31 December 2023.

The misstatement occurred due to an incorrect classification in the gain and loss on disposal of Swvl Pakistan (Private) Ltd.), Shotl Transportation, S.L., Volt Lines B.V., and Urbvan Mobility Ltd.’s results being included as part of continuing operations, rather than as discontinued operations, in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations. The subsidiary's disposal met the criteria for classification as a discontinued operation under IFRS 5.

The table below summarizes the impact of this re-classification:

				Other
	As		As	reclassifications	As Restated after
Consolidated statement of comprehensive income:	reported	Adjustment	restated	in line with IFRS 5	other classifications
Continuing operations
Loss on disposal of subsidiary	(8,285,250)	8,285,250	—	—	—
Profit/(loss) on continuing operations	4,115,151	8,285,250	12,400,401	732,365	13,132,766
Discontinued operations
Loss on disposal of subsidiary	—	(8,285,250)	(8,285,250)	—	(8,285,250)
Loss on discontinued operations	(1,058,675)	(8,285,250)	(9,343,925)	(732,365)	(10,076,290)
Profit for the year	3,056,476	—	3,056,476	—	3,056,476

				Other
	As		As	reclassifications in	As Restated after
Consolidated statement of cash flows:	reported	Adjustment	restated	line with IFRS 5	other classifications
Profit before tax from continuing operations	4,073,846	8,285,250	12,359,096	732,365	13,091,461
Loss before tax from discontinued operations	(1,058,675)	(8,285,250)	(9,343,925)	(732,365)	(10,076,290)
Profit for the year before tax	3,015,171	—	3,015,171	—	3,015,171

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.1	Basis of preparation (continued)
i)	Compliance with IFRS (continued)

				Other
	As		As	reclassifications in	As Restated after
(Loss)/earnings per share:	reported	Adjustment	restated	line with IFRS 5	other classifications
Profit from continuing operations for the year attributable to equity holders of the Parent Company	4,115,151	8,285,250	12,400,401	732,365	13,132,766
Loss from discontinued operations for the year attributable to equity holders of the Parent Company	(1,058,675)	(8,285,250)	(9,343,925)	(732,365)	(10,076,290)

Weighted average number of ordinary shares outstanding during the year for basic EPS	6,785,700	—	6,785,700	—	6,785,700
Weighted average number of ordinary shares adjusted for the effect of dilution	11,026,477	—	11,026,477	—	11,026,477

Profit per share attributable to equity holders of the Parent Company from continuing operations – basic	0.61		1.83		1.94
Profit per share attributable to equity holders of the Parent Company from continuing operations – diluted	0.37		1.12		1.19
Profit per share attributable to equity holders of the Parent Company – basic	0.45		0.45		0.45
Profit per share attributable to equity holders of the Parent Company – Diluted	0.28		0.28		0.28

ii)	Historical cost convention

These consolidated financial statements have been prepared under the historical cost convention except for the following:

●	Certain financial assets, derivative warrant liabilities, and earnouts liabilities that are measured at fair value; and,
●	Income and expenses that have been accounted for using the accrual basis.

The consolidated financial statements have been presented in US Dollars (“USD”, “$”) which is the reporting currency of the Group.

2.2	Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business. The Group had net loss of $11.1 million from continued operations and $10.3 million after discontinued operations losses (net profits of $13.1 million and $3.06 million respectively for the year ended 31 December 2023), accumulated losses of $339.8 million as of 31 December 2024 ($329.5 million as of 31 December 2023), and negative operating cash flows of $3.7 million for the year ended 31 December 2024 (negative of $9.1 million for the year ended 31 December 2023).

The Group supports its expenditures by the cash flow generated from operations, and from raising funds through the issuance of new shares or similar instruments. The Group’s management acknowledge that there is a risk that the amount and timing of cash flows may not be achievable in line with the twelve months forecast from the date of approval of the consolidated financial statements. Hence, a review of the strategic plan, budget, commercial achievements and other macro-economic factors were considered.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.2	Going concern (continued)

Based on the Group’s current cash balance, monthly expenditure, management’s forecast, working capital surplus, access to additional funding, and operations in KSA, UAE and Egypt, we anticipate that we will be able to sufficiently discharge our liabilities in the ordinary course of business.

Notwithstanding these results, management believes there are no events or conditions that give rise to doubt the ability of the Group to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements. Accordingly, we did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

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

Based on the above facts, management believes that they will be successful in maintaining existing markets as self-sufficient, cash generating operational units with positive working capital and executing the planned strategy to meet working capital and capital expenditure requirements that may fall for the next twelve months after the approval of the consolidated financial statements. Based on this, management believes that it remains appropriate to prepare these consolidated financial statements on a going concern basis.

2.3	Initial application of a standard, amendment or an interpretation to existing standards
i)	New standards, amendments to published approved accounting and reporting standards and interpretations which are effective during the year

The group has applied the following standards and amendments for the first time for its annual reporting for the period commencing 1 January 2024:

●	Classification of Liabilities as Current or Non-current (Amendments to International Accounting Standard (“IAS”) 1;
●	Non-current Liabilities with Covenants (Amendments to IAS 1);
●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16); and,
●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

ii)	Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Group
●	Lack of Exchangeability (Amendments to IAS 21);
●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7);
●	Annual Improvements to IFRS Accounting Standards – Volume 11;
●	Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7);
●	Presentation and Disclosure in Financial Statements; and
●	Subsidiaries without Public Accountability: Disclosures.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.3	Initial application of a standard, amendment or an interpretation to existing standards (continued)

The amendments listed above have been published but are not mandatory for 31 December 2024 reporting periods and have not been early adopted by the Group. These amendments are not expected to have a material impact on then entity in the current or future reporting periods and on foreseeable future transactions.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.6	Non-current assets (or disposal groups) held for sale and discontinued operations

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

Recognition and measurement

Items of property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Capital work in progress is stated at cost and subsequently transferred to assets when it is available for use. Cost of an item of property and equipment comprises its acquisition cost including borrowing costs and all directly attributable costs of bringing the asset to working conditions for its intended use. Such costs include the cost of replacing part of the property and equipment when that cost is incurred, if the recognition criteria are met. Repair and maintenance costs are recognised in the consolidated statement of comprehensive income as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of assets as follows:

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.7	Property and equipment (continued)

Recognition and measurement (continued)

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

Identifying a cash-generating unit (“CGU”) is a critical step that requires judgement in the impairment review and can have a significant impact on its results. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs are identified at the lowest level to minimise the possibility that impairments of one asset or group will be masked by a high-performing asset. To identify a CGU, management considers whether (i) a group of assets generate largely independent cash inflows and (ii) there is an active market for the output. When the group of assets does not generate cash inflows that are largely independent and there is no active market for its output (even if used internally), the group is not a CGU. Management then has to combine these assets with others that contribute to the same revenue stream until a CGU is identified. Unless a change is justified, CGUs are identified consistently from period to period for the same asset or types of assets.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.8	Intangible assets (continued)
●	Costs can be reliably measured; and
●	Probable future economic benefits can be demonstrated.

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

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.9	Business combination and goodwill (continued)

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

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

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

The Group provides end of service benefits to its employees in the UAE and the KSA as required by each country’s respective Labour Law. The entitlement to these benefits is based upon the employees’ final salary and length of service, subject to the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment. Management considers these as long-term obligations and, accordingly, this obligation has been classified as a non-current liability. At each reporting date, Management assesses the impact of accounting for the provision at present value under IAS 19 ‘Employee benefits’ while considering forward-looking factors such as the employees’ expected salary increases and expected length of future service.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.14	Defined contribution plans

The Group’s obligation under the applicable schemes is limited to specific contributions legislated from time to time, per month per employee. The Group’s contributions are charged to the consolidated statement of comprehensive income in the year to which they relate. The Group has no further obligation once the contributions have been paid.

2.15	Convertible notes

Convertible notes are presented as financial liability in the consolidated statement of financial position. On issuance of the convertible notes, the liability is measured at fair value and subsequently carried at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. Convertible notes are classified as current liabilities based on the expected conversion date in accordance with the convertible note’s agreements.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.18	Leases (continued)

Group as a lessee (continued)

i)	Identifying a lease (continued)

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

iii)Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities to short term leases that have a lease of twelve months or less and leases of low-value assets when new. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.18	Leases (continued)

Group as a lessee (continued)

iv)	Lease liability

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.18	Leases (continued)

Group as a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

i)	Operating lease

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.20	Share-based payments

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

That cost is recognised in employee benefits expense, together with a corresponding increase in equity (employee share scheme reserve), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of comprehensive income for a period represents the movement in cumulative expense recognised as of the beginning and end of that period.

The Group has previously issued share-based payment awards, for which the “grant date” was not achieved, due to the absence of a formal approval of the terms and conditions of the grant that reflect the intent of this long-term incentive scheme. The services provided by the employees prior to the grant date counts towards the vesting period of the awards. Therefore, the cost of awards is recognised in advance of the grant date, over the period services are rendered by the employees, by estimating the fair value of the equity instruments at the end of each reporting period.

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

When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as of the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through comprehensive income.

2.21	Financial instruments
2.21.1	Financial assets

The financial assets consist of the following:

i)	Cash and cash equivalents;
ii)	Current financial assets (financial asset at fair value through profit or loss); and
iii)	Trade and other receivables – the Group’s customers include individuals (business to customers (“B2C”)) and corporate customers (business to business (“B2B”)).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.21	Financial instruments (continued)
2.21.1	Financial assets (continued)

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

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated at Fair Value Through Profit or Loss:

the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and the contractual terms of the financial asset give rise to cash flows on specified date that are solely payments of principal and interest on the principal amount outstanding.

Recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through OCI, and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

Cash and cash equivalents

Cash and cash equivalents are subject to an insignificant risk of changes in value.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.21	Financial instruments (continued)
2.21.1	Financial assets (continued)

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.21.2	Financial liabilities (continued)

Recognition and measurement – Accounts payable, accruals and other payables (continued)

Accounts payable, accruals and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. These are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liability.

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

The Group serves customers on its platform through two offerings: B2C and B2B.

Business to customer (B2C)

Using Swvl’s platform, the Group provides customers with a network of minibuses and other vehicles that operate on fixed and semi-fixed routes within the cities and between cities. Customers book seats on vehicles available exclusively through Swvl to commute within a city and make intercity trips.

Business to business (B2B)

The Group enables its corporate customers to use Swvl’s technology and platform to optimize the commute and travel programs they operate for their passengers. Our offerings include corporate customers dedicated routes using vehicles and drivers already operating on Swvl to transport passengers to and from predetermined destinations. No significant contract assets or liabilities exist since revenue is recognized at a point in time. Further, no assets are recognized from the costs to fulfil or obtain the contracts since such costs are not recoverable and the durations of the contracts are typically one year.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.22	Revenue recognition (continued)

Business to business (B2B) (continued)

The Group recognizes revenue at a point in time for B2C and B2B when the services are provided.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2Material accounting policies (continued)

2.22	Revenue recognition (continued)

Performance obligation and recognition of revenue

As the Group is acting as a principal in accordance with IFRS 15 (as discussed above), the Group considers the end-users to be its customers. The performance obligation of the Group is to provide transportation services to the end-users by integrating the use of the Swvl platform and a network of captains and buses registered on the platform for B2C and B2B. For B2C and B2B, the end-users are charged for using transportation services (i.e. fare charges net off the discounts and incentives) and are given various incentives (discussed below). It is at this point in time that the end-user becomes liable to transfer the due consideration to the Group. The Group recognises revenue when its performance obligation towards the end-users has been satisfied, i.e. when the ride is completed for B2C and B2B. As of the end of the reporting period, there is no transaction price to allocate to unsatisfied performance obligations.

End-user discounts and promotions

The Group offers various discounts and promotions to incentivize platform use, impacting revenue recognition and expenses as follows:

●	Targeted Discounts & Promotions – Discounts (e.g., first-ride promotions) reduce transaction price and recognized revenue upon satisfaction of our performance obligation which is ride completion.
●	Free Credits – Incentives for intercity travel (e.g., return-trip credits) are recorded as liabilities until redeemed or expired, unless immaterial.
●	Referrals – Existing users earn credits for referring new users. As this constitutes a marketing service, costs are recorded as selling and marketing expenses.
●	Market-Wide Promotions – Broad discounts reduce fare prices and are accounted for as a reduction of revenue upon satisfaction of our performance obligation which is ride completion.

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

Basic loss/earnings per share amounts are calculated by dividing the loss/income of the Group by the weighted average number of ordinary shares in issue during the financial period.

Diluted loss/earnings per share adjusts the figures used in the determination of basic loss/earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.24	Taxes

Current income taxes

The Group records income taxes in accordance with IAS 12. As the Parent Company is incorporated in the British Virgin Islands, profits from operations of the Parent Company are not subject to taxation. However, certain subsidiaries of the Parent Company are based in taxable jurisdictions and are therefore liable for tax. Income tax on the profit or loss for the year comprises current and deferred tax on the profits of these subsidiaries. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in countries where the Group operates and generates taxable income.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

2	Material accounting policies (continued)
2.27	Derivative warrants

Warrants assumed in the Transaction give the holder the right, but not the obligation to subscribe to the Company’s Ordinary Shares at a fixed or determinable price for a specified period. These instruments were part of the net assets acquired in the Transaction and, therefore, have applied the provisions of debt and equity classification under IAS 32 and IFRS 9.

Therefore, the warrants are accounted for as a financial liability (derivative liability) recognized at fair value upon the closing of the Transaction, and subsequently remeasured at fair value through profit and loss.

Pre-funded warrants are classified as equity in accordance with IAS 32 as they are a non-derivative instrument with a fixed number of shares, that do not contain a contractual obligation to deliver cash or another financial asset. The full amount received at issuance is recognized within equity, and no subsequent remeasurement is required. Upon exercise, the carrying amount of the pre-funded warrant is reclassified to share capital and share premium respectively. No gain or loss is recognized in profit or loss on issuance or exercise.

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

The Group’s subsidiary located in Argentina is operating in a hyperinflationary economy. Accordingly, the results, cash flows and financial position of this subsidiary have been expressed in terms of the measuring unit current, as of the end of the year.

The price index identification and movement are indicated as below:

Argentina
Price index identity	Consumer
price index
(Basis points)
Price index level as of 1 Jan 2024	3,533
Price index level as of 31 December 2024	7,694
Change in index	4,161

Since the operations of the subsidiary listed above were discontinued in 2022, the hyperinflation adjustment is included as part of the results of discontinued operations (Note 32).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

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

Interest rate sensitivity

Effect
USD
31 December 2024
+/- 100 basis point increase	894
31 December 2023
+/- 100 basis point increase	12,935
31 December 2022
+/- 100 basis point increase	37,968

3.1.2	Currency risk

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

The following are exchange rates applied during the years 2024 and 2023 in respect of currencies where the Group has exposures to currency risk:

	Spot rate		Average rate
	As of 31 December		As of 31 December
	2024	2023	2024	2023
EGP	50.77	30.97	43.94	30.65
KES	129.22	157.28	134.14	139.32
EUR	0.96	1.10	1.08	1.08
MYR	4.47	4.59	4.61	4.55
ARS	1,030.05	809.71	1,014.90	261.60

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

3	Financial risk management objectives and policies (continued)
3.1	Market risk (continued)

3.1.2Currency risk (continued)

Sensitivity analysis

A 10% strengthening/weakening of the following currency against USD currency as of 31 December would have increased/decreased financial instruments by USD equivalent amounts shown below:

	As of 31 December
	2024	2023	2022
	USD	USD	USD
EGP to USD	191,279	232,797	471,056
KES to USD	52,186	43,250	35,975
EUR to USD	227,204	241,043	329,551
MYR to USD	1,269	1,235	1,069
ARS to USD	65,688	101,488	209,497
Pre-tax impact	537,626	619,813	1,047,148

3.2	Credit risk

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

The carrying value of the financial assets represents the maximum credit exposure, which is as follows:

Exposure to credit risk

	As of 31 December
	2024	2023
	USD	USD
Trade and other receivables	4,009,282	5,327,877
Cash and cash equivalents	4,958,983	2,922,755
Sublease receivables	—	571,022
	8,968,265	8,821,654

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

3	Financial risk management objectives and policies (continued)
3.2	Credit risk (continued)
(i)	Expected credit losses on trade receivables

As of 31 December 2024

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	1,514,964	265,026	217,930	104,129	20,471	8,878	40,878	442,669	2,614,945
Loss rate	6%	11%	15%	18%	44%	48%	52%	100%	25%
Expected credit losses	94,851	29,454	32,637	18,959	9,061	4,278	21,062	442,669	652,971

As of 31 December 2023

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	1,944,166	236,350	73,680	135,003	104,733	41,880	101,313	1,354,050	3,991,175
Loss rate	8%	15%	24%	33%	48%	65%	85%	100%	45%
Expected credit losses	161,118	36,310	17,436	44,483	50,759	27,354	85,969	1,354,050	1,777,479

-	Totals of expected credit losses as a percentage of the exposure may not tie due to percentage rounding.
-	Payment terms are typically 30-60 days.
-	Following the portfolio optimization plans (Note 32), there has been significant focus on improving liquidity through collections from corporate accounts with high outstanding receivables.
(ii)	Expected credit losses on customer wallet receivables

As of 31 December 2024

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	151,646	173,664	177,214	173,287	196,888	177,555	58,949	476,442	1,585,645
Loss rate	9%	18%	27%	36%	45%	59%	77%	98%	54%
Expected credit losses	13,648	31,259	47,848	62,383	88,600	103,870	45,096	468,911	861,615

As of 31 December 2023

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	22,602	9,546	40,942	49,618	46,961	65,738	76,341	404,207	715,955
Loss rate	9%	18%	27%	36%	45%	59%	77%	99%	77%
Expected credit losses	2,034	1,718	11,054	17,863	21,132	38,457	58,401	400,170	550,829

-	Totals of expected credit losses as a percentage of the exposure may not tie due to percentage rounding.
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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

3	Financial risk management objectives and policies (continued)
3.3	Liquidity risk

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

		Between one	Between two
	Maturity up	and two	and three
	to one year	years	years	Total
	USD	USD	USD	USD
31 December 2024
Accounts payable, accruals and other payables	9,345,716	30,850	—	9,376,566
Lease liabilities	606,881	440,183	—	1,047,064
Deferred purchase price	1,148,013	—	—	1,148,013
Current tax liabilities	836,117	—	—	836,117
Derivatives warrant liabilities	—	—	669,156	669,156
	11,936,727	471,033	669,156	13,076,916

31 December 2023
Accounts payable, accruals and other payables	7,810,902	83,961	—	7,894,863
Lease liabilities	640,695	579,335	442,381	1,662,411
Deferred purchase price	1,207,682	—	—	1,207,682
Current tax liabilities	627,068	—	—	627,068
Due to a related party	131,523	—	—	131,523
Derivatives warrant liabilities	—	—	106,420	106,420
	10,417,870	663,296	548,801	11,629,967

Accounts payable, accruals and other payables exclude advances from individual customers (e-wallets) and advances from customers amounting to $5,690 (2023: $18,935).

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

as of 31 December 2024 (continued)

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

The Group uses accounting estimates in measuring the fair value of its earnouts liabilities. The Group used a Monte Carlo simulation based on the frequency that each tranche vests to value the dilutive impact of per share. The assumptions used in the valuation are disclosed in Note 31.

4.4	Derivative warrant liabilities

The Group’s derivative liabilities related to its public and private warrants are measured using appropriate valuation method. Public warrants derivative liabilities are measured using Binomial lattice model while Black-Scholes Options Pricing Model (“BSOPM”) was used to value the private warrants. The assumptions used in the valuation are disclosed in Note 31.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

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

During 2022, the exit event was achieved on 31 March 2022 and all the awards outstanding were granted. The employees are eligible to exercise their vested options in accordance with the SEC rules which include a lock-up period of 6 months after the exit event. The exit event is not a vesting condition.

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

as of 31 December 2024 (continued)

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

The assessment of the correlation between historical observed default rates, forecasted economic conditions and resulting ECL is a significant estimate. The amount of ECL is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default in the future.

4.9	Legal claims and obligations

The Group estimates the legal provisions and liabilities based on the legal opinion of the in-house counsel and with the use of external experts if necessary and with reference to historical events. For a liability to qualify for recognition there must be not only a present obligation but also the probability of an outflow of resources embodying economic benefits to settle that obligation. When an event is more likely to occur than not to occur, management regards the event as probable and if all recognition criteria is met a provision is recognised.

In rare cases when a reliable estimate cannot be made, or when the likelihood of an event occurring is equal to or less than the likelihood of the event not occurring, a liability cannot be recognized. In such cases, the group discloses a contingent liability unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no disclosure is required.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

5	Property and equipment

	Furniture,
	fittings and	Leasehold
	equipment	improvements	Total
	USD	USD	USD
Cost
As of 1 January 2023	1,415,970	838,169	2,254,139
Additions	17,237	—	17,237
Foreign currency adjustments	(36,171)	(325)	(36,496)
Assets classified as held for sale	(417,987)	—	(417,987)
As of 31 December 2023	979,049	837,844	1,816,893
Foreign currency adjustments	(525,629)	(61,583)	(587,212)
As of 31 December 2024	453,420	776,261	1,229,681

Accumulated depreciation and impairment
As of 1 January 2023	894,882	88,419	983,301
Charge for the year	198,063	158,225	356,288
Foreign currency adjustments	(13,984)	(126)	(14,110)
Assets classified as held for sale	(260,279)	—	(260,279)
As of 31 December 2023	818,682	246,518	1,065,200
Charge for the year	102,162	154,504	256,666
Foreign currency adjustments	(504,625)	(45,362)	(549,987)
As of 31 December 2024	416,219	355,660	771,879

Net book value
As of 31 December 2024	37,201	420,601	457,802
As of 31 December 2023	160,367	591,326	751,693

Depreciation is allocated as detailed below:

	2024	2023	2022
	USD	USD	USD
General and administrative expenses (Note 21)	96,727	100,691	92,920
Discontinued operations	159,939	255,597	511,384
	256,666	356,288	604,304

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

6	Intangible assets

	2024	2023
	USD	USD
Cost
As of 1 January	258,151	21,081,303
Additions	—	258,151
Assets classified as held for sale	—	(21,052,103)
Foreign currency adjustments	(100,655)	(29,200)
As of 31 December	157,496	258,151

Accumulated amortization and impairment
As of 1 January	32,375	10,547,025
Charge for the year	36,372	32,375
Assets classified as held for sale	—	(10,546,694)
Foreign currency adjustments	(17,513)	(331)
As of 31 December	51,234	32,375
Net book value as of 31 December	106,262	225,776

	2024	2023
	USD	USD
LTRA license (i)	106,262	225,776
	106,262	225,776

(i)In May 2023 the Group obtained the Smart transportation operating license in Egypt in collaboration with Land Transport Regulatory Authority (LTRA) which granted the Egyptian entity a five-year operating license that started on 16 May 2023 and expires on 15 May 2028.

In 2022, the Management has performed an impairment assessment of intangible assets. As a result, an impairment of USD 8,221,754 has been charged to the consolidated statement of comprehensive income. A charge of USD 6,721,513 is related to discontinued operations. The details and circumstances of the subsidiaries’ asset assessment are outlined in Note 32. A charge of USD 1,500,241 is related to continuing operations. This impairment is related to internally generated software that was developed and intended to be used in one of the exited locations. Pursuant to the exit, management deemed the asset to be non-recoverable.

Amortization is allocated as detailed below:

	2024	2023	2022
	USD	USD	USD
General and administrative expenses (Note 21)	36,372	32,375	166,693
Discontinued operations	—	—	2,288,550
	36,372	32,375	2,455,243

7	Business combinations and goodwill
(i)	Viapool

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

7	Business combinations and goodwill (continued)
(i)	Viapool (continued)

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

Non-controlling interest was measured on the fair value of the net identifiable assets multiplied by the ownership percentage owned by the non-controlling interest at the date of the acquisition. To reach the fair value of the identifiable net assets, management used the following non-observable market assumptions:

-	Discount rate of 9.3%;
-	Internal rate of return of 43.3%; and
-	Company-wide required return rate of 45.0%.

Additional purchase consideration is detailed as follows:

●	$0.5 million in the Parent Company shares payable at closing date. The number of shares to be issued will be determined based on the share price at the date of payment;
●	$2.4 million in cash, payable ten business days counted as from of 31 March 2022; and
●	Maximum of $0.5 million in cash, payable subject to achieving certain revenue level as outlined in the stock purchase agreement.

In November 2022, the Group’s Board of Directors resolved to liquidate the company and its subsidiaries. As of 31 December 2024 the liquidation process is still ongoing (Note 32).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

7	Business combinations and goodwill (continued)
(ii)	Volt Lines

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

The purchase consideration and the fair value of the identifiable assets and liabilities of Volt Lines at the date of acquisition are as follows:

Fair value recognized
on acquisition
USD
Assets
Intangible assets	2,170,000
Property and equipment	178,561
Right of use asset	173,389
Trade and other receivables	570,966
Cash and cash equivalents	142,918
3,235,834
Liabilities
Interest-bearing loans	96,796
Trade and other payables	489,979
Convertible loan	241,506
Lease liabilities	188,010
1,016,291
Total identifiable net assets at fair value	2,219,543

Fair value of purchase consideration	13,200,000
Goodwill arising on acquisition	10,980,457

Cash flow on
acquisition
USD
Net cash acquired with the subsidiary	(142,918)
Cash consideration paid at the closing date	—
Purchase consideration transferred	(142,918)

Purchase consideration is detailed as follows:

●	$5 million in cash, payable by the Group within 6 months of the closing date;
●	1,400,000 of the Parent Company shares (fair valued at $6.5 million at agreement closing date), payable at closing; and
●	Maximum of 1,800,000 of the Parent Company shares (fair valued at $1.7 million at agreement closing date), payable subject to achieving certain revenue milestones as outlined in the sale and purchase agreement.

In December 2022, the Group’s Board of Directors resolved to sell Volt Lines B.V and its subsidiaries. The sale was consummated in January 2023 (Note 32).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

7	Business combinations and goodwill (continued)
(iii)	Door2Door

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

The purchase consideration and the fair value of the identifiable assets and liabilities of Door2Door at the date of acquisition are as follows:

Fair value recognized
on acquisition
USD
Assets
Intangible assets	1,160,000
Property and equipment	48,730
Right of use asset	599,087
Trade and other receivables	250,495
Cash and cash equivalents	136,626
2,194,938
Liabilities
Interest-bearing loans	1,320,773
Trade and other payables	1,640,583
Lease liabilities	677,866
3,639,222
Total identifiable net deficit at fair value	(1,444,284)

Fair value of purchase consideration	2,615,000
Goodwill arising on acquisition	4,059,284

Cash flow on
acquisition
USD
Net cash acquired with the subsidiary	136,626
Cash consideration paid at the closing date	(1,074,842)
Purchase consideration transferred	(938,216)

Additional purchase consideration is detailed as follows:

-	$0.87 million in cash, payable by the Group at closing date; and
-	$1.54 million, to be paid in shares of the Parent Company, within six months from initial listing of the shares of the Parent Company on NASDAQ, but no later than nine months from closing date. The number of shares to be issued will be determined based on the share price at the date of payment.

In November 2022, the Group’s Board of Directors resolved to liquidate the two subsidiaries. As of 31 December 2024 the liquidation process is still ongoing (Note 32).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

7	Business combinations and goodwill (continued)
(iv)	Urbvan

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

The purchase consideration and the fair value of the identifiable assets and liabilities of Urbvan at the date of acquisition are as follows:

Fair value
recognized
on acquisition
USD
Assets
Intangible assets	11,720,000
Deferred tax assets	4,104,774
Right of use asset	279,002
Property and equipment	313,991
Trade and other receivables	5,216,992
Cash and cash equivalents	720,001
22,354,760
Liabilities
Provision for employees’ end of service benefits	259,105
Trade and other payables	3,053,864
Lease liabilities	327,473
3,640,442
Total identifiable net assets at fair value	18,714,318
Fair value of purchase consideration	27,607,000
Goodwill arising on acquisition	8,892,682

Cash flow on
acquisition
USD
Net cash acquired with the subsidiary	720,001
Convertible note deduction against purchase price at the closing date	(5,000,000)
Purchase consideration transferred	(4,279,999)

Additional purchase consideration is detailed as follows:

●	On the 6-month anniversary of the agreement closing date (the “First Payment”), the Group shall make a share payment of 2,931,639 Class A Ordinary Shares, and cash payment equivalent to 30,740 Class A Ordinary Shares multiplied by the share market price on the First Payment date.
●	On the 10-month anniversary of the agreement closing date (the “Second Payment”), the Group shall make a share payment of 2,899,999 Class A Ordinary Shares, and cash payment equivalent to 30,407 Class A Ordinary Shares multiplied by the share market price on the Second Payment date.
●	On the 12-month anniversary of the agreement closing date (the “Third Payment”), the Group shall make a share payment of 2,899,999 Class A Ordinary Shares, and cash payment equivalent to 30,407 Class A Ordinary Shares multiplied by the share market price on the Third Payment date.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

7	Business combinations and goodwill (continued)
(iv)	Urbvan (continued)
●	On the 16-month anniversary of the agreement closing date (the “Forth Payment”), the Group shall make a share payment of 1,399,998 Class A Ordinary Shares, and cash payment equivalent to 14,677 Class A Ordinary Shares multiplied by the share market price on the Forth Payment date.
●	On the 24-month anniversary of the agreement closing date (the “Fifth Payment”), the Group shall make a share payment of 1,399,998 Class A Ordinary Shares, and cash payment equivalent to 14,677 Class A Ordinary Shares multiplied by the share market price on the Fifth Payment date.
●	Maximum of 750,000 Class A Ordinary Shares, payable subject to achieving certain revenue level as outlined in the sales and purchase agreement.

In September 2023, the sale of Urbvan Mobility Ltd and its subsidiaries was consummated (Note 32).

In 2022, the Group’s strategy depended on rapid growth and expansions as continuous funding following the SPAC transaction was expected. Goodwill is the excess of consideration paid over the acquiree’s net assets. This represents the expected economic benefits generated from the synergies arising from the combination of the operations and resources of the acquirer and the acquiree. Mainly, the synergies were expected to arise from trade names, customer lists, and developed technologies of the combination. Following the global economic downturn, the Group initiated the portfolio optimization plan and eventually ceased operations in non-profitable locations. Following the disposal of those subsidiaries, management charged a full impairment of goodwill ($ 29,653,409) since there is no expected future economic benefits from those subsidiaries. The details and circumstances of the assessment are outlined in Note 32.

The movement in the deferred purchase price is as follows:

	As of 31 December
	2024	2023
	USD	USD
Opening balance	1,207,682	7,619,581
Change in fair value	1,865,274	(727,134)
Issuance of shares	(1,924,943)	(306,936)
Settlements	—	(5,377,829)
Ending balance	1,148,013	1,207,682

The deferred purchase price consists of outstanding cash payments and share issuances. The change in fair value is a result of revaluing the shares outstanding to reflect share price as per the purchase agreements. Management has not used any complex assumptions in arriving at the fair value of the deferred purchase price.

The deferred purchase price is detailed as follows:

	As of 31 December
	2024	2023
	USD	USD
Shotl	627,158	627,158
Urbvan	491,344	572,799
Door2Door	29,511	7,725
	1,148,013	1,207,682

	As of 31 December
Maturity analysis	2024	2023
	USD	USD
Less than one year (current)	1,148,013	1,207,682
	1,148,013	1,207,682

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

8	Current financial assets

During 2021, the Group entered into Convertible Promissory Note Agreements with total investment of $10 million (the “Notes”) With Zeelo LTD. The Notes are convertible, on the discretion of the issuing parties to number of shares, determined based on the specific scenarios outlined in the agreements. The acquisition transaction was announced on 28 April 2022 and expected to close on 24 May 2022. All pre-completion obligations were met, but following financial market volatility, the Group and Zeelo mutually agreed on 29 July 2022 to terminate the planned transaction and to waive the convertible note debt. Accordingly, the notes were completely written off during 2022.

9	Deferred transaction costs

In accordance with the Business Combination Agreement and Reverse Recapitalization (Note 1.1), the Group incurred consulting and legal costs of $1,112,362 in 2022 related to the SPAC transaction. This amount was charged to the consolidated statement of changes in equity (Note 13).

All costs were incurred in 2022, and the Group did not incur any transaction related costs for the years ended 31 December 2023 and 31 December 2024.

10	Trade and other receivables

	As of 31 December
	2024	2023
	USD	USD
Trade receivables	2,614,945	3,991,175
Customer wallet receivables	1,585,645	715,955
Accrued income	1,318,327	2,001,030
Less: provision for expected credit losses	(1,514,586)	(2,328,308)
	4,004,331	4,379,852
Other receivables	4,951	948,025
	4,009,282	5,327,877

Trade receivables are non-interest bearing and are generally due within up to 60 days. It is not the practice of the Group to obtain collateral over trade receivables and are therefore, unsecured.

The movement in provision for expected credit losses are as follows:

	2024	2023
	USD	USD
As of 1 January	2,328,308	2,465,258
Charge to the consolidated statement of comprehensive income	578,341	535,340
Assets classified as held for sale	(1,392,063)	(672,290)
As of 31 December	1,514,586	2,328,308

Charge for expected credit losses is allocated as detailed below:

	2024	2023	2022
	USD	USD	USD

Continuing operations	578,341	273,975	451,526
Discontinued operations	—	261,365	421,916
	578,341	535,340	873,442

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

11	Prepaid expenses and other current assets

	As of 31 December
	2024	2023
	USD	USD
Withholding tax receivables	983,770	1,219,986
Refundable deposits	160,902	206,011
Other assets	134,826	198,275
Prepaid expenses	31,309	517,922
	1,310,807	2,142,194

12	Cash and cash equivalents

	As of 31 December
	2024	2023
	USD	USD
Cash at banks	4,958,983	2,922,755
	4,958,983	2,922,755

For the purpose of the consolidated statement of cash flow, cash and cash equivalents comprise the following:

	As of 31 December
	2024	2023	2022
	USD	USD	USD
Cash at banks and on hand attributable to continued operations	4,958,983	2,922,755	1,538,347
Cash at banks and on hand attributable to discontinued operations (Note 32)	1,522	1,261	1,157,929
	4,960,505	2,924,016	2,696,276

13	Share capital

a.Reverse share split:

In 2023, the Group restructured its authorised shares and issued ordinary shares as detailed below:

(a)The number of ordinary shares which the Group is authorised to issue has been decreased to 20,000,000 ordinary shares by the consolidation of every 25 ordinary shares of $0.0001 par value each currently in issue into 1 ordinary share of $0.0025 par value each; and

(b)the issued ordinary shares have been combined into a small number of shares, resulting in every 25 issued ordinary share being combined into 1 ordinary share with a par value of $0.0025 each.

Following the restructuring, the Group is authorised to issue 20,000,000 ordinary shares and 55,000,000 preference shares. The restructuring was approved on 4 January 2023 and became effective on 25 January 2023.

b.Share capital:

The below table sets out the Group’s share structure during the year ended 31 December 2024 and 2023:

	As of 31 December 2024		As of 31 December 2023
	Authorised	Issued	Authorised	Issued
Class A ordinary shares	20,000,000	9,898,516	20,000,000	6,791,605
Preferred shares	55,000,000	—	55,000,000	—
	75,000,000	9,898,516	75,000,000	6,791,605

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

13	Share capital (continued)

b.Share capital: (continued)

	As of 31 December 2024		As of 31 December 2023
	Number	Share	Number	Share
	of shares	capital	of shares	capital
Issuance of shares in the normal course of business	5,125,472	12,812	2,018,561	5,045
Issuance of shares to Swvl Inc. shareholders	3,411,410	8,529	3,411,410	8,529
Issuance of shares to SPAC shareholders	557,960	1,395	557,960	1,395
Conversion of convertible notes	645,018	1,613	645,018	1,613
Issuance of shares to PIPE investors	158,656	397	158,656	397
	9,898,516	24,746	6,791,605	16,979

c.Share premium:

As of 31 December 2024
Share Premium
Issuance of shares to Swvl Inc. shareholders	88,873,188
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs (Note 33)	121,077,329
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
311,548,404
Issuance of shares in the normal course of business	42,335,364
353,883,768

As of 31 December 2023
Share Premium
Issuance of shares to Swvl Inc. shareholders	88,873,188
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs (Note 33)	121,077,329
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
311,548,404
Issuance of shares in the normal course of business	35,746,748
347,295,152

14	Employee share scheme reserve

As of 31 December 2024, the employee share-based compensation reserve balance was $564,127 (as of 31 December 2023: $507,677 and as of 31 December 2022: $773,666).

Total charges for the year, as a result of the fair value changes and new options granted and vested during the year, related to share-based payment transactions recognized in the consolidated statement of comprehensive income were $56,450 for the year ended 31 December 2024 (charges of $285,651 for the year ended 31 December 2023 and reversal of $36,155,857 for the year ended 31 December 2022). Options exercised during the year ended 31 December 2024 were nil ($551,640 for the year ended 31 December 2023 and nil for the year ended 31 December 2022).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

14	Employee share scheme reserve (continued)

	2024		2023		2022
	Average		Average		Average
	exercise		exercise		exercise
	price per	Number of	price per	Number of	price per	Number of
	share option	options	share option	options	share option	options
	USD		USD		USD
As of 1 January	40.33	106,304	3.554	10,866,324	1.609	8,514,500
Reverse stock split effect (1 to 25) (i)	—	—	88.86	434,203	—	—
Granted during the year	0.01	140,000	162.50	2,728	6.710	5,324,390
Exercised during the year	—	—	0.001	(116,629)	0.001	(986,733)
Forfeited during the year	—	—	162.30	(213,998)	3.948	(1,985,833)
As of 31 December	18.77	246,304	40.33	106,304	3.554	10,866,324
As of 31 December reflecting reverse share split	—	—	40.33	106,304	88.86	434,203
Vested and exercisable	36.61	126,304	38.79	105,529	1.364	3,780,424

(i)Reverse share split: on 25 January 2023, the Company restructured its outstanding and authorized shares through reverse share split with a ratio of 1 to 25, accordingly all the share awards and strike prices were adjusted using the same ratio.

Share options outstanding at the end of each year have the following expiry date and exercise prices:

	As of 31 December
	2024	2023	2022
Number of options outstanding	246,303	106,304	434,203
Range of exercise price	$0-$250	$0-$250	$0 - $250
Range of expiry dates	April 2027 – June 2036	April 2027– June 2036	April 2027 – June 2036
Weighted average remaining contractual life (in years)	7.72	6.05	3.52

	As of 31 December
Strike price	2024	2023
$0-20	180,610	42,433
$20-47.5	17,646	17,586
$47.5-61.5	6,565	6,565
$61.5-85	36,894	36,157
$250	4,588	3,562

The following assumptions are used in calculating the fair values of the options:

	As of 31 December
Particulars	2024	2023	2022
Expected weighted average volatility (%)	98.5%	120%	120%
Expected dividends (%)	0%	0%	0%
Expected term (in years)	7.72	6.05	3.52
Risk free rate (%)	3.74%	4.05%	4.16%
Market price	6.38	1.67	0.137

The volatility has been measured as the standard deviation of quoted share prices of comparable peer entities over the last one year from each respective/expected grant date.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

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

The following table represents the movement of the foreign currency translation reserve:

Foreign currency
translation reserve
USD
As of 1 January 2022	450,863
Currency translation difference	(5,290,594)
Transfer to reserve of disposal groups classified as held for sale	492,474
As of 31 December 2022	(4,347,257)
Currency translation difference	(6,252,297)
Transfer to reserve of disposal groups classified as held for sale	(866,512)
As of 31 December 2023	(11,466,066)
Currency translation difference	(5,137,720)
As of 31 December 2024	(16,603,786)

The following table represents the movement of the reserve of disposal groups classified as held for sale:

Reserve of disposal
groups classified as held
for sale
USD
As of 1 January 2022	—
Transfer from foreign currency translation reserve	(492,474)
As of 31 December 2022	(492,474)
Currency translation difference	953,002
Transfer from foreign currency translation reserve	866,512
Disposal of subsidiaries	779,697
As of 31 December 2023	2,106,737
Currency translation difference	265,777
As of 31 December 2024	2,372,514

16	Other reserves, derivative warrant liabilities, and earnouts liabilities

16.1.Other reserves

On 19 November 2024, in relation to the private placement financing round announced, the Group received $1,636,000 and in return issued 341,545 pre-funded warrants at an exercise price of $4.79 which give the holder the right to subscribe to 341,545 Class A Ordinary Shares with par value of $0.0025 per share in Swvl Holdings Corp’s equity. Pre-funded warrants are classified as equity in accordance with IAS 32 as they are a non-derivative with a fixed number of shares, that do not contain a contractual obligation to deliver cash or another financial asset. The full amount received at issuance is recognized within equity, and no subsequent remeasurement is required. Upon exercise, the carrying amount of the pre-funded warrant is reclassified to share capital and share premium respectively. No gain or loss is recognized in profit or loss on issuance or exercise.

Further, the Group has received $250,000 in cash from a Board members in connection to it’s private placement, for which the shares had not been issued as of 31 December 2024, which is classified as other reserves until the issuance of such shares. The shares will be recognized within share capital and share premium upon issuance with par value of $0.0025 per share.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

16	Other reserves, derivative warrant liabilities, and earnouts liabilities (continued)
16.2.	Derivative warrant liabilities:

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

Series A and Series B Warrants

On 9 August 2022, the Group entered a private placement agreement (“Securities Purchase Agreement”) to sell Class A Ordinary Shares and Warrants to an investor for a total subscription amount of $20 million which are paid in full at the date of execution. In accordance with the terms of the Securities Purchase Agreement, the investor received 12,121,214 (post share reverse split: 484,389) Series A Warrants exercisable within 5 years from the agreement inception date and 6,060,607 (post stock reverse split: 242,424) Series B Warrants exercisable within 2 years from the agreement inception date. On 8 August 2024, the full amount of Series B Warrants, which have not been exercised, have expired as per terms of the Securities Purchase Agreement.

	As of 31 December
	2024	2023
	USD	USD
Opening balance	106,420	1,317,091
Change in fair value during the year	562,736	(1,210,671)
Ending balance	669,156	106,420

16.3.	Earnouts liabilities:

During the time period between the Closing Date and the five-year anniversary of the Closing Date (the “Earnout Period”), eligible Swvl Shareholders may receive up to 15 million additional shares of the Parent Company’s Common Shares A (the “Earnout Shares”) in the aggregate in three equal tranches of 5 million shares if the volume-weighted average closing sale price of our Common Stock is greater than or equal to $12.50 (tranche 1), $15.00 (tranche 2), and $17.50 (tranche 3) for any 20 trading days within any 30 consecutive trading day period (the “Trigger Events”) (or an earlier Change of Control event).

Post reverse share split the sale price determining the triggering event was changed to be equal to $313 (tranche 1), $375 (tranche 2) and $438 (tranche 3), while the earnout shares were also affected by the same reverse split ratio 1:25 to be 600,000 shares in the aggregate in three equal tranches of 200,000 shares if other conditions existed.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

16	Other reserves, derivative warrant liabilities, and earnouts liabilities (continued)

16.3.Earnouts liabilities: (continued)

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

The management estimated the probability of vesting for each tranche based on frequency that each trance vests across multiple simulation paths using a Monte Carlo simulation. The probability of vesting was very distant and accordingly the management recorded the fair value of the earnout liabilities as of 31 December 2024 to be nil.

17	Accounts payable, accruals and other payables

	As of 31 December
	2024	2023
	USD	USD
Financial items
Accounts payables (i)	5,709,577	6,812,265
Accrued expenses	2,592,446	205,729
Captain payables	367,436	441,815
Salaries payable (ii)	372,034	289,236
Credit facility (iii)	158,203	—
LTRA payable (iv)	78,125	105,557
Other payables	98,745	40,261
	9,376,566	7,894,863
LTRA payable non-current portion (iv)	(30,850)	(83,961)
	9,345,716	7,810,902
Non-financial items
Advances from individual customers (e-wallets) (v)	5,690	18,935
Total accounts payable, accruals and other payables	9,351,406	7,829,837
(i)	The Group entered into settlement agreements with certain creditors that release the Group of a portion of creditor balances by discounting a portion of the outstanding liabilities, these creditors are mainly associated with the SPAC transaction costs. The agreements resulted in discounts of $86,911 during the year ended 2024, (2023: $18,765,248) (Note 24). The discounted amounts were charged to the consolidated statement of comprehensive income.
(ii)	Salaries payable include $94,007 (2023: $99,131) related to outstanding compensation for key management.
(iii)	This amount represents the outstanding amount due to a financial institution where Swvl for Smart Transport Applications and Services LLC has obtained a credit facility to fund its working capital operations. The credit facility is in Egyptian Pounds, repayable in 30 to 60 days, with an effective annual interest rate of approximately 27.7%.
(iv)	This amount represents the outstanding balance due to LTRA. Total undiscounted outstanding balance is EGP 4,500,000 (equivalent to $88,442) and to be paid on four instalments starting at May-24 and ends at May-27. Outstanding balance has been discounted using an appropriate market discount rate at the date of agreement inception.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

17	Accounts payable, accruals and other payables (continued)

Maturity analysis of LTRA payable discounted to present value is as follows:

	As of 31 December
	2024	2023
	USD	USD
Less than one year (current)	47,275	21,596
One to three years	30,850	58,083
More than three years	—	25,878
As of 31 December	78,125	105,557

(v)	Advances from individual customers (e-wallets) are used by customers against future bookings.

18	Lease liabilities and right-of-use assets

The Group’s lease environment includes rental of office space across different locations of operation.

Office leases

The Group has leased office space across different locations of operations with lease terms ranging from 1 to 5 years. The Group has determined the non-cancellable lease term for individual leases based on the requirements under IFRS 16 and considering the options available to extend the lease agreement or not to terminate the lease agreements.

Lease term

The Group’s contractual arrangements with the lessors generally contain lease term extension and early termination options that are to be mutually agreed upon between the lessor and the Group. Certain other leased office spaces contractually allow the lease agreement to be extended or terminated beyond the non-cancellable period solely upon the Group’s discretion.

Low value leases

The Group has not identified any low value leases for the years ended 31 December 2024 and 31 December 2023.

18.1	Right-of-use assets

	As of 31 December
	2024	2023
	USD	USD
Balance as of 1 January	484,362	815,646
Additions during the year	—	436,769
Depreciation charge for the year	(177,107)	(364,116)
Assets classified as held for sale (Note 32)	—	(78,175)
Termination of lease	—	(272,421)
Foreign currency adjustment	(74,643)	(53,341)
Balance as of 31 December	232,612	484,362

Depreciation is allocated as detailed below:

	2024	2023	2022
	USD	USD	USD
General and administrative expenses (Note 21)	97,200	127,979	320,155
Discontinued operations	79,907	236,137	896,340
	177,107	364,116	1,216,495

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

18	Lease liabilities and right-of-use assets (continued)
18.2	Sublease receivables

	As of 31 December
	2024	2023
	USD	USD
Balance as of 1 January	571,022	1,201,552
Interest income	12,349	37,706
Lease rentals received	(583,371)	(668,236)
Balance as of 31 December	—	571,022

On 1 November 2022, the Group entered into a sub-lease agreement for a space of 10,417 square feet part of the head office in Dubai. The agreement commenced on same date of the agreement and expired on 1 November 2024.

Maturity analysis

	As of 31 December
	2024	2023
	USD	USD
Less than one year (current)	—	571,022
Sublease receivables as of 31 December	—	571,022

Interest income is allocated as detailed below:

	2024	2023	2022
	USD	USD	USD
Discontinued operations	12,349	37,706	8,340
	12,349	37,706	8,340

18.3	Lease liabilities

	As of 31 December
	2024	2023
	USD	USD
Balance as of 1 January	1,662,411	2,343,126
Additions during the year	—	436,769
Accretion of interest	73,528	127,426
Repayments	(484,690)	(572,997)
Liabilities directly associated with assets classified as held for sale (Note 32)	—	(256,966)
Termination of lease	—	(341,350)
Foreign currency adjustment	(204,185)	(73,597)
Balance as of 31 December	1,047,064	1,662,411

Maturity analysis

	As of 31 December
	2024	2023
	USD	USD
Current portion	606,881	640,695
Non-current portion	440,183	1,021,716
Lease liabilities as of 31 December	1,047,064	1,662,411

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

18	Lease liabilities and right-of-use assets (continued)
18.3	Lease liabilities (continued)

Accretion of interest is allocated as detailed below:

	2024	2023	2022
	USD	USD	USD
Finance cost (Note 26)	25,121	49,248	110,174
Discontinued operations	48,407	78,178	231,336
	73,528	127,426	341,510

Amounts recognised in the consolidated statement of comprehensive income:

	As of 31 December
	2024	2023	2022
	USD	USD	USD
Interest expense on lease liabilities	(73,528)	(127,426)	(341,510)
Interest income on sublease receivables	12,349	37,706	8,340
Depreciation for right-of-use assets	(177,107)	(364,116)	(1,216,495)
	(238,286)	(453,836)	(1,549,665)

19	Revenue

The Group derives its revenue principally from end-users who use the Group’s platform to access routes predetermined by the Group or as per agreement with corporate customer. The Group derives revenue from the transfer of services at a point in time. This level of disaggregation takes into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

	For the year ended 31 December
	2024	2023	2022
	USD	USD	USD
Business to business	12,975,199	16,636,471	29,398,523
Business to customers	4,232,163	6,215,792	13,598,566
	17,207,362	22,852,263	42,997,089

The following table presents the Group’s revenue reconciliation disaggregated by geographical location. Revenue by geographical location is based on where the transaction occurred.

	For the year ended 31 December
	2024	2023	2022
	USD	USD	USD
Egypt	13,545,819	20,970,829	39,734,817
KSA	3,600,308	1,881,434	3,262,272
UAE	61,235	—	—
	17,207,362	22,852,263	42,997,089

20	Cost of sales

	For the year ended 31 December
	2024	2023	2022
	USD	USD	USD
Cost of transportation (B2B)	10,654,177	14,185,568	27,447,735
Captain costs (B2C)	2,913,963	4,555,709	15,369,523
	13,568,140	18,741,277	42,817,258

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

21	General and administrative expenses

	For the year ended 31 December
	2024	2023	2022
	USD	USD	USD
Staff costs	7,543,521	2,825,482	21,965,014
Professional fees	1,242,604	1,622,712	14,335,174
Technology costs	750,033	1,118,557	9,043,380
Insurance	659,280	3,213,714	4,927,856
Outsourced employees	265,837	378,028	4,627,024
Other expenses	253,982	167,413	2,015,109
Depreciation of right-of-use assets (Note 18.1)	97,200	127,979	320,155
Depreciation of property and equipment (Note 5)	96,727	100,691	92,920
Travel and accommodation	72,996	55,990	1,398,025
Rent expense	53,203	56,755	611,401
Utilities	40,277	45,255	246,446
Amortization of intangible assets (Note 6)	36,372	32,375	166,693
Entertainment	14,624	19,748	81,282
Customer experience costs	—	21,036	2,878,557
	11,126,656	9,785,735	62,709,036

22	Selling and marketing expenses

	For the year ended 31 December
	2024	2023	2022
	USD	USD	USD
Offline marketing expenses	71,571	48,272	1,420,687
Staff costs	49,413	38,252	7,358,107
Growth marketing expenses	—	6,907	8,676,404
	120,984	93,431	17,455,198

23	Staff costs

	For the year ended 31 December
	2024	2023	2022
	USD	USD	USD
Salaries and other benefits	7,490,527	2,578,083	58,489,874
Share compensation scheme charge/(reversal)	56,450	285,651	(36,155,857)
Employee end of service benefits charge/(reversal)	45,957	—	(171,447)
Severance payments	—	—	7,160,551
	7,592,934	2,863,734	29,323,121

24	Other income

	For the year ended 31 December
	2024	2023	2022
	USD	USD	USD

Other income	174,713	68,929	353,589
Waiver of creditor balances (Note 17)	86,911	18,765,248	—
	261,624	18,834,177	353,589

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

25	Finance income

	For the year ended 31 December
	2024	2023	2022
	USD	USD	USD
Dividend income	72,748	51,438	141,030
Interest income	1,613	8,374	57,402
	74,361	59,812	198,432

26	Finance cost

	For the year ended 31 December
	2024	2023	2022
	USD	USD	USD
Lease finance charges (Note 18.3)	25,121	49,248	110,174
Interest accretion on financial liabilities	15,858	12,192	—
Cost of acquiring equity facility (B. Riley)	—	—	2,772,934
Interest expense on convertible notes	—	—	439,026
Loss on conversion of notes	—	—	150,227
Interest expense on loans	—	—	104,406
	40,979	61,440	3,576,767

27	Taxes
27.1	Components of provision for income taxes

The Group did not incur income tax expenses for the years ended 31 December 2024, 2023 and 2022 as it has not generated taxable income. The components of the provision for income taxes were as follows:

	For the year ended 31 December
	2024	2023	2022
	USD	USD	USD
Income tax benefit	—	41,305	3,225,251
	—	41,305	3,225,251

27.2	Deferred tax asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Group’s deferred tax assets resulted from the carried forward tax losses from current and previous year which are expected to be recoverable once the group is able to generate taxable income in future periods. The movement of deferred tax assets during the year was as follows:

	As of 31 December
	2024	2023
	USD	USD
As of 1 January	9,468,808	18,708,988
Income tax benefit	—	41,305
Transfers to assets held for sale (Note 32)	—	(4,241,746)
Expiration	(563,709)	—
Foreign currency adjustments	(3,616,186)	(5,039,739)
As of 31 December	5,288,913	9,468,808

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

27	Taxes (continued)
27.3	UAE Federal Corporate Tax

On 9 December 2022, the UAE Ministry of Finance released the Federal Decree Law No. 47 of 2022 on the Taxation of Corporations and Businesses (the Law) to enact a Federal Corporate Tax (CT) regime in the UAE. The CT regime will become effective for accounting periods beginning on or after 1 June 2023.

For the Group, current taxes shall be accounted for as appropriate in the consolidated financial statements for the period beginning 1 January 2024. In accordance with IAS 12 income Taxes, the Group has assessed the deferred tax implications for the year ended 31 December 2024 and, after considering its interpretations of applicable tax law, official pronouncements, cabinet decisions and ministerial decisions (especially with regard to transition rules), it has been concluded that it is not material.

28	(Loss)/earnings per share

Basic (loss)/earnings per share (“EPS”) is computed by dividing the net (loss)/profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, adjusted for the effect of the Conversion Ratio as discussed in Note 1 and applied retrospectively to all prior years presented.

15 million Earnout Shares, 1,424,606 convertible warrants and 64,000 employees share options before the impact of reverse share split have been excluded from the calculation of weighted average shares outstanding, as they are deemed to be out of money during the year as the share price was significantly below exercise prices.

As the Group was loss-making, potentially dilutive instruments all have an anti-dilutive impact and therefore have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding equity awards, warrants, share options and convertible loans and could potentially dilute earnings per share in the future.

The following table sets forth the computation of basic and dilutive (loss)/earnings from the continued operations per share attributable to the Group’s ordinary shareholders:

	As of 31 December
	2024	2023 (Restated)	2022
	USD	USD	USD
(Loss)/profit from continuing operations for the year attributable to equity holders of the Parent Company	(11,065,062)	13,132,766	(98,506,318)
Profit/(loss) from discontinued operations for the year attributable to equity holders of the Parent Company	795,369	(10,076,290)	(25,073,130)

Weighted average number of ordinary shares outstanding during the year for basic EPS	8,656,553	6,785,700	6,785,700

Weighted average number of ordinary shares adjusted for the effect of dilution	8,656,553	11,026,477	11,026,477

(Loss)/profit per share attributable to equity holders of the Parent Company from continuing operations – basic	(1.28)	1.94	(14.52)

(Loss)/profit per share attributable to equity holders of the Parent Company from continuing operations – diluted	(1.28)	1.19	(14.52)

(Loss)/profit per share attributable to equity holders of the Parent Company – basic	(1.19)	0.45	(18.21)

(Loss)/profit per share attributable to equity holders of the Parent Company – Diluted	(1.19)	0.28	(18.21)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

29	Related party transactions and balances

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

Compensation of key management personnel

Key management personnel of the Group comprise the directors and senior management of the Group.

	As of 31 December
	2024	2023	2022
	USD	USD	USD
Short-term employee benefits	384,221	365,710	1,900,084
Provision for end of service benefits	—	—	271,009
Share-based payments	2,013,773	93,667	201,932
	2,397,994	459,377	2,373,025
No. of key management	3	3	7

Transactions with related parties

Details of transactions with related parties during the year, other than those which have been disclosed elsewhere in these consolidated financial statements, are as follows:

	As of 31 December
	2024	2023
	USD	USD
Payments made by board members on behalf of the Group	—	526,092
Loan from shareholder	—	131,523
Repayments made to board members	131,523	394,569
Settlement of loan from shareholder	—	131,523
Group financing through private placement	450,000	—

Balances with related parties

The following balances are outstanding at the end of the year in relation to the above transactions with related parties:

	As of 31 December
	2024	2023
	USD	USD
Due to Board member	—	131,523

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

30	Financial instruments by category

Financial assets as per consolidated statement of financial position

	As of 31 December
	2024	2023
	USD	USD
At fair value
Sublease receivables	—	571,022
At amortised cost
Trade and other receivables	4,009,282	5,327,877
Cash and cash equivalents	4,958,983	2,922,755
	8,968,265	8,821,654

Financial liabilities as per consolidated statement of financial position

	As of 31 December
	2024	2023
	USD	USD
Accounts payable, accruals and other payables excluding non-financial items (i)	9,376,566	7,894,863
Lease liabilities	1,047,064	1,662,411
Deferred purchase price	1,148,013	1,207,682
Current tax liabilities	836,117	627,068
Derivative warrant liabilities	669,156	106,420
Due to related party	—	131,523
	13,076,916	11,629,967
(i)	Non-financial items include advances from individual customers (e-wallets) and advances from customers as disclosed in Note 17.
31	Fair value of financial instruments

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

as of 31 December 2024 (continued)

31	Fair value of financial instruments (continued)

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

The Group’s measurement of embedded derivatives are classified in Level 3 using valuation technique inputs that are not based on observable market data. The significant unobservable inputs used in the fair value measurements, together with a quantitative sensitivity analysis are presented below: The significant unobservable input for valuation of embedded derivatives is the Discount for Lack of Marketability (“DLOM”) of underlying equity shares of the Parent Company. The Management has considered a DLOM of 30% for calculating the fair value of the Parent Company’s equity shares. A range of inputs are considered while concluding the DLOM for this purpose by management, which includes but not limited to, use of various put option pricing models such as the Finnerty Model, Asian Put Model and the Chaffe Model. Management also considers liquidity date assumptions, implied volatilities of a portfolio of comparable companies after making suitable necessary adjustments, among other factors to arrive at the DLOM. Management considers 20% to 36% to reflect reasonably possible range for alternative assumptions of DLOM while estimating fair value of the Parent Company’s equity shares. A change in DLOM% would have an inverse relationship to the fair value of the embedded derivative, i.e., a higher DLOM would lead to reduction in the fair value of the embedded derivative. A shift (+/-) of 1% in DLOM would therefore change the fair value (inversely) of the embedded derivative by $0.80 million with the resultant impact on the consolidated statement of comprehensive income.

32	Discontinued operations

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

	2024	2023
ASSETS
Current assets
Cash and cash equivalents	1,522	1,261
Total assets classified as held for sale	1,522	1,261

LIABILITIES
Current liabilities
Interest-bearing loans	1,171,546	1,297,372
Accounts payable, accruals and other payables	2,754,019	3,034,616
Total liabilities classified as held for sale	3,925,565	4,331,988
Net assets directly associated with assets classified as held for sale	(3,924,043)	(4,330,727)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

32	Discontinued operations (continued)

	2024	2023 (Restated)	2022
Results for the year from discontinued operations
Revenue	—	13,354,491	44,257,724
Cost of sales	—	(10,638,283)	(44,027,703)
Gross income from discontinued operations	—	2,716,208	230,021

General and administrative expenses	(536,383)	(3,509,132)	(22,898,357)
Selling and marketing expenses	—	(1,023,741)	(2,009,890)
Other income, net	254,059	80,842	353,169
Operating loss from discontinued operations	(282,324)	(1,735,823)	(24,325,057)

Gain/(loss) on disposal of subsidiaries	1,126,100	(8,285,250)	—
Finance cost, net	(48,407)	(55,217)	(748,073)
Profit/(loss) before tax from discontinued operations	795,369	(10,076,290)	(25,073,130)

Income tax benefit	—	—	—

Profit/(loss) for the year from discontinued operations	795,369	(10,076,290)	(25,073,130)

Attributable to:
Equity holders of the Parent Company	726,325	(10,076,290)	(17,990,207)
Non-controlling interests	69,044	—	(7,082,923)
	795,369	(10,076,290)	(25,073,130)

Profit/(loss) per share
Basic	0.09	(1.48)	(3.69)
Diluted	0.09	(0.91)	(3.69)

Cash flow
Operating	795,369	(10,076,290)	1,911,960
Investing	—	—	(62,764)
Financing	—	—	2,441,134
Net cash flow	795,369	(10,076,290)	4,290,330

32.1. Disposal of subsidiaries

During the year 2024, the Group entered into a sale agreement to dispose the subsidiary Swvl Global FZE which carried out operations in the UAE. During the year 2023, the Group entered into multiple sales agreements to dispose the subsidiaries SWVL Pakistan, Voltline, Shotl and Urbvan which carried out the Group’s operations in Pakistan, Turkey, Spain and Mexico respectively. The disposal was effected in order to generate cashflows for the continuity and expansion of the Group’s other businesses and focus on profitable Group entities, the details of each sale was as below.

32.1.1. Swvl Global FZE

The disposal was completed on 15 October 2024, on which date full control of Swvl Global FZE was passed to the acquirer. The results of Swvl Global FZE which was included in the discontinued operations for the year are disclosed in the table above.

A gain of $1,126,100 arose on the disposal of Swvl Global FZE, being the carrying amount of the subsidiary’s disposed net assets.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

32	Discontinued operations (continued)

32.1.2. SWVL Pakistan (private) Ltd.

The disposal was completed on 15 April 2023, on which date full control of Pakistan Private ltd. was passed to the acquirer. During 2023 there was no movement included in the discontinued operations as the entity was dormant.

A loss of $1,662,132 arose on the disposal of SWVL Pakistan (private) LTD, being the difference between the proceeds of the disposal and the carrying amount of the subsidiary’s net assets and attributable goodwill.

32.1.3. Voltline BV.

The disposal was completed on 6 January 2023, on which date full control of Voltline BV. was passed to the acquirer. During 2023 there was no movement included in the discontinued operations as the entity was dormant.

A gain of $2,391,487 arose on the disposal of Voltline BV, being the difference between the proceeds of the disposal and the carrying amount of the subsidiary’s net assets and attributable goodwill.

32.1.4. Shotl

The disposal was completed on 22 February 2023, on which date full control of Shotl was passed to the acquirer. During 2023 there was no movement included in the discontinued operations as the entity was dormant.

A gain of $242,257 arose on the disposal of Voltline BV, being the difference between the proceeds of the disposal and the carrying amount of the subsidiary’s net assets and attributable goodwill.

32.1.5. Urbvan

The disposal was completed on 7 September 2023, on which date full control of Urbvan group was passed to the acquirer. The results of Urbvan which was included in the discontinued operations for the year are disclosed in the table above.

A loss of $9,256,862 arose on the disposal of Urbvan, being the difference between the proceeds of the disposal and the carrying amount of the subsidiary’s net assets and attributable goodwill.

32.2. Summary of (gain)/loss on disposal groups

For the year ended 31 December 2024

Swvl Global FZE
Liabilities	1,126,100
Gain on disposal	(1,126,100)

The major classes of assets and liabilities are detailed as follows:

Swvl Global FZE

Accounts payable, accruals and other payables	1,126,100
Total liabilities	1,126,100

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

32	Discontinued operations (continued)

32.2. Summary of (gain)/loss on disposal groups (continued)

For the year ended 31 December 2023

	Pakistan Private Ltd.	Voltline BV.	Shotl	Urbvan	Total
Sale consideration	(20,000)	(5,000,000)	(377,829)	(9,335,867)	(14,733,696)
Foreign currency reserve	1,600,981	103,808	(58,580)	(866,512)	779,697
Non-controlling interest	—	—	1,152,077	—	1,152,077
Assets	103,834	4,357,712	—	22,300,011	26,761,557
Liabilities	(22,683)	(1,853,007)	(957,925)	(1,952,619)	(4,786,234)
Loss for the year	—	—	—	(888,151)	(888,151)
(Gain)/loss on disposal	1,662,132	(2,391,487)	(242,257)	9,256,862	8,285,250

The major classes of assets and liabilities are detailed as follows:

	Pakistan
	Private Ltd.	Voltline BV.	Shotl	Urbvan	Total
Property and equipment	—	115,310	—	180,094	295,404
Intangible assets	—	2,024,065	—	10,534,278	12,558,343
Right-of-use assets	—	576,299	—	131,516	707,815
Deferred tax assets	—	—	—	4,241,746	4,241,746
Trade and other receivables	—	690,241	—	6,695,629	7,385,870
Prepaid expenses and other current assets	—	65,347	—	160,523	225,870
Cash and cash equivalents	103,834	886,450	—	356,225	1,346,509
Total assets	103,834	4,357,712	—	22,300,011	26,761,557

Interest-bearing loans	—	407,615	316,293	—	723,908
Provision for employees’ end of service benefits	—	—	—	267,751	267,751
Lease liability	—	628,845	—	330,563	959,408
Accounts payable, accruals and other payables	22,683	816,547	186,945	1,354,305	2,380,480
Loans from a related party	—	—	454,687	—	454,687
Total liabilities	22,683	1,853,007	957,925	1,952,619	4,786,234

32.3.	Subsidiaries under liquidation

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for the below subsidiaries or sell them. Further, since the date of the second stage of the portfolio optimization plan, discussions have been underway to commence the liquidation and winding up process of the subsidiaries.

●	Swvl NBO Limited
●	Swvl Technologies Ltd.
●	Smart Way Transportation LLC
●	Swvl MY For Information Technology SDN BHD
●	Viapool Inc.
●	Swvl Germany GmbH

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2024 (continued)

33	Recapitalization costs

The difference in the fair value of the shares issued by the Group, the accounting acquirer, and the fair value of the SPAC’s, accounting acquiree’s, identifiable net assets represent a service received by the accounting acquirer. This difference is considered as cost of listing (recapitalization) and recorded in the consolidated statement of comprehensive income.

During 2022, the Group incurred certain expenses as a result of the SPAC transaction. No expenses were incurred in 2024 and 2023. The following table displays the calculation of the listing costs recognized during 2022:

	Number of
	shares/warrants	At Closing Date
		USD
Net deficit from SPAC transferred to the Group	—	18,532,095

SPAC ordinary shares outstanding	34,500,000	—
SPAC ordinary shares redeemed	(29,175,999)	—
Remaining Class A Ordinary Shares	5,324,001	—
SPAC Class B Sponsor Shares	8,625,000	—
Total shares issued to SPAC	13,949,001	—

Diluted share price at Closing Date	8.68	—
Total value transferred to the SPAC	—	121,077,329
Recapitalization costs	—	139,609,424

34	Contingent liabilities

The Group has contingent liabilities as of 31 December 2024 in respect of legal claims amounting to $49,290.

The claims are related to on-going cases in Egypt within the normal course of business and the group’s lawyers have advised that they do not consider that the claim has merit, and they have recommended that it be contested.

35	Subsequent events

On 10 February 2025, the Group announced that investors have exercised their right to purchase additional securities pursuant to the previously executed definitive agreement dated 17 November 2024. The investors subscribed and paid $2 million of pre-funded warrants to purchase ordinary shares in a private placement, at a purchase price of $4.79 per share. The purchasers have agreed to lock up the securities purchased in the offering for a period of six months, and also to transfer less than 20% of the securities purchased for each 90-day period thereafter in an amount not more than 20% of the trading volume on the date of sale.

36	Reclassifications

In 2024, the sale of Swvl Global FZE was finalized. As such, the subsidiary’s 2024 results are presented as part of discontinued operations and the 2023 and 2022 results were reclassified to “loss for the year from discontinued operations” as per the disclosure requirements of IFRS 5 to conform to current year’s presentation.