Form 20-F
period 2025-12-31
Swvl Holdings Corp
filed 2026-04-20
CIK 1875609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Outstanding as of December 31, 2025: 9,964,344 Class A Ordinary Shares and 697,333 warrants.

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

SWVL HOLDINGS CORP

i

Swvl Holdings Corp.

INTRODUCTION

In this Annual Report on Form 20-F (this “Annual Report”), “we”, “us”, “our”, the “Company” and “Swvl” refer to Swvl Holdings Corp.

On March 31, 2022, Swvl Holdings Corp, formerly known as Pivotal Holdings Corp, a British Virgin Islands (“BVI”) business company limited by shares incorporated under the laws of the BVI, consummated the transactions contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated as of July 28, 2021, as amended, by and among Holdings, Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), Swvl Inc., a BVI business company limited by shares incorporated under the laws of the BVI (“Swvl”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of Holdings (“Cayman Merger Sub”) and Pivotal Merger Sub Company II Limited, a BVI business company limited by shares incorporated under the laws of the BVI and wholly owned subsidiary of SPAC (“BVI Merger Sub”), pursuant to which we became a wholly owned subsidiary of Holdings.

We are a technology-driven disruptive mobility company that aims to provide reliable, safe, cost-effective and environmentally responsible mass transit solutions. Our mission is to identify and solve inefficiencies associated with low-quality or sometimes non-existent public transportation infrastructure in urban areas that are in critical need of such services. Our technology and services provide commuters, travelers and businesses with a valuable alternative to traditional public transportation, taxi companies or other ridesharing companies. Through our platform, we provide thousands of riders per day with a dynamically-routing and a self-optimizing network of minibuses and other vehicles, helping people get to where they need to go.

On April 1, 2022, our ordinary shares (“Ordinary Shares”) and public warrants (“Warrants”) (together, our “Securities”) began trading on the Nasdaq Global Market under the symbols “SWVL” and “SWVLW”, respectively. In July 2023, we received approval from the Nasdaq Stock Market LLC (“Nasdaq”) of our request to transfer the listing of our Ordinary Shares and Warrants to the Nasdaq Capital Market from the Nasdaq Global Market, and effective July 19, 2023, the Ordinary Shares and Warrants are traded on the Nasdaq Capital Market.

On January 25, 2023, we implemented a 1-for-25 reverse stock split of our Ordinary Shares, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every twenty-five Ordinary Shares as of such date. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to in this Annual Report give effect to the reverse stock split.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in the Annual Report to “dollars”, “USD” or “$” mean U.S. dollars, and references to EGP, AED and SAR are to Egyptian pounds, United Arab Emirates Dirham and Saudi Riyals, respectively.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Our planned level of revenues, expenditures and liquidity;
●	Our available cash and our ability to obtain additional funding;
●	Our ability to market and sell our products;
●	Our ability to continue to invest in developing our products;
●	Our assessment of the potential of our products and future potential products;
●	Our ability to maintain our relationships with suppliers, partners and other third-parties;
●	Our ability to retain key executive members and office holders;
●	Our ability to internally develop and protect new inventions and intellectual property;
●	The overall global economic environment;
●	The impact of competition and new technologies;
●	The possible impacts of cybersecurity incidents on our business and operations;
●	How long we will qualify as an emerging growth company or a foreign private issuer;
●	Interpretations of current laws and passage of future laws;
●	Changes in our strategy; and
●	Litigation.

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

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Our business faces significant risks. You should carefully consider the risks described below, together with all other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer, and the price of our Securities could decline. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report and our other filings made with the U.S. Securities and Exchange Commission (the “SEC”). See “Cautionary Note Regarding Forward-Looking Statements” above.

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3D. of this Annual Report and the other reports and documents filed by us with the SEC.

Risks Related to Our Business, Industry, Operations and Financial Condition

●	Our limited operating history and evolving business make it particularly difficult to evaluate our prospects and the risks and challenges we may encounter;
●	We face competition and could lose market share to competitors, which could adversely affect our business, financial condition and operating results. If we cannot successfully compete with new or existing technologies, products and services, our marketing and sales will suffer, and we may not be profitable;
●	The mass transit ridesharing market is still in relatively early stages of growth and if the market does not continue to grow, grows more slowly than we expect or fails to grow as large as we expect, our business, financial condition and operating results could be adversely affected;
●	If we fail to cost-effectively attract and retain qualified drivers to use our platform, or to increase utilization of our platform by existing drivers using our platform, our business, financial condition and operating results could be harmed;

●	If we fail to cost-effectively attract and retain new corporate customers, our business, financial condition and operating results could be harmed;
●	We rely on our key personnel and other highly skilled personnel, and if we fail to attract, retain, motivate or integrate our personnel, our business, financial condition and operating results could be adversely affected;
●	Our reputation, brand and the network effects among the drivers and riders using our platform are important to our success, and if we are not able to maintain and continue developing our reputation, brand and network effects, our business, financial condition and operating results could be adversely affected, and the recent market exits might impact the reputation and brand for us in the markets they operated in with their original brand name and was exited later;
●	Our company culture has contributed to our success and if we cannot maintain this culture as it grows, our business, financial condition and operating results could be harmed;
●	Our growth strategy will subject us to additional costs, compliance requirements and risks, and our plans may not be successful;
●	We have not historically maintained insurance coverage for our operations. We may not be able to mitigate the risks facing our business and could incur significant uninsured losses, which could adversely affect our business, financial condition and operating results;
●	There is no guarantee that we will be able to generate the revenue necessary to support our cost structure or obtain the level of financing necessary for our operations;
●	Changes to our pricing could adversely affect our ability to attract or retain qualified drivers and riders to use our platform;
●	Any actual or perceived security or privacy breach could interrupt our operations and adversely affect our reputation, brand, business, financial condition and operating results. We have previously experienced a data breach that resulted in the exposure of customer information;
●	If we fail to effectively predict rider demand and set pricing and routing accordingly or to run routes that are consistent with the availability of drivers using our platform, our business, financial condition and operating results could be affected;
●	If we are not able to successfully develop new offerings on our platform and enhance our existing offerings, our business, financial condition and operating results could be adversely affected;
●	Our metrics and estimates, including the key metrics included in this Annual Report, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business, financial condition and operating results;
●	Any failure to offer high-quality user support may harm our relationships with users and could adversely affect our reputation, brand, business, financial condition, and operating results; and
●	Systems failures and resulting interruptions in the availability of our website, applications, platform, or offerings could adversely affect our business, financial condition, and operating results.

Risks Related to Regulatory, Legal and Tax Factors Affecting our Business

●	Uncertainties with respect to the legal systems in the jurisdictions in which we operate, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect our business, financial condition and operating results;
●	As we expand our offerings, we may become subject to additional laws and regulations, and any actual or perceived failure by us to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect our business, financial condition, and operating results;

●	Failure to protect or enforce our intellectual property rights could harm our business, financial condition and operating results;
●	Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business, financial condition and operating results;
●	Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect our business;
●	The classification status of drivers that operate on ridesharing platforms is the subject of ongoing litigation and debate in multiple countries. Our business would be adversely affected if the drivers using our platform were classified as employee; and
●	We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased, and are likely to continue to increase, both our costs and the risk of non-compliance.

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

●	Failure to meet Nasdaq’s continued listing requirements could result in the delisting of our Ordinary Shares, negatively impact the price of our Ordinary Shares and negatively impact our ability to raise additional capital;
●	Our management team has limited experience managing a public company, which may result in difficulty adequately operating and growing our business;
●	We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Ordinary Shares; and
●	We are an “emerging growth company”, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Securities less attractive to investors.

Risks Related to Our Business, Industry, Operations and Financial Condition

Our limited operating history and evolving business make it particularly difficult to evaluate our prospects and the risks and challenges we may encounter.

While we have primarily focused on mass transit ridesharing services since we launched in 2017, our business continues to evolve. Beginning in 2020, we reevaluated and adjusted our pricing methodologies and expanded our business offerings to include transport as a service (“TaaS”) and afterwards, software as a service (“SaaS”). While it is difficult to evaluate the prospects and risks of any business, our relatively new and evolving business makes it particularly difficult to assess our prospects and the risks and challenges it may encounter. Risks and challenges we have faced or expect to face include our ability to:

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

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and operating results could be adversely affected. Further, because we have limited historical financial data, operates in a rapidly evolving market and its growth strategy is premised on international expansion, including potentially in the United States (“U.S.”), any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. If our assumptions regarding these risks and uncertainties, which we use to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, our operating results could differ materially from our expectations and our business, financial condition and operating results could be adversely affected.

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

We also face competition from other traditional transportation companies in regard of their business-to-business (“B2B”) offerings in addition to other ridesharing companies and car hire and taxi companies. The ridesharing market in particular is intensely competitive and is characterized by rapid changes in technology, shifting rider needs and preferences and frequent introductions of new services and offerings. We expect competition to increase, both from existing competitors and new entrants in the markets in which we operate or plan to operate, and such competitors may be well-established and enjoy greater resources or other strategic advantages. If we are unable to anticipate or successfully react to these competitive challenges in a timely manner, our competitive position could weaken, or fail to improve, and we could experience a decline in revenue or growth stagnation that could adversely affect our business, financial condition and operating results.

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

The incentives we provide to attract drivers could fail to attract and retain qualified drivers to use our platform or fail to increase utilization of our platform by existing drivers or could have other unintended adverse consequences. In addition, changes in certain laws and regulations, labor and employment laws, licensing requirements or background check requirements, may result in a shift or decrease in the pool of qualified drivers, which may result in increased competition for the services of qualified drivers or higher costs of recruitment, operation and retention with respect to drivers providing services through our platform. Other factors outside of our control, such as concerns about public and/or personal health and safety, or concerns about the availability of government or other assistance programs if drivers continue to drive using our platform, may also reduce the number of drivers available through our platform or utilization of our platform by drivers, or impact our ability to attract new drivers to use our platform. If we fail to attract qualified drivers to use its platform on favorable terms, fail to increase utilization of our platform by existing drivers or loses qualified drivers using its platform to competitors, we may not be able to meet the demand of riders, including maintaining competitive prices for riders, and our business, financial condition and operating results could be adversely affected.

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

We believe that building a strong reputation and brand as a safe, reliable and affordable platform and continuing to increase the strength of the network effects among the drivers and riders using our platform (i.e., the advantages that derive from having more drivers and riders using our platform) are critical to our ability to attract and retain qualified drivers and riders. The successful development of our reputation, brand and network effects depends on a number of factors, many of which are outside our control. Negative perception of us or our platform may harm our reputation, brand and network effects, including as a result of:

●	complaints or negative publicity about us or drivers or riders on our platform, our offerings or our policies and guidelines, including our practices and policies with respect to drivers, or the ridesharing industry, even if factually incorrect or based on isolated incidents;
●	illegal, negligent, reckless or otherwise inappropriate behavior by drivers, riders or third parties;
●	failure to offer riders competitive pricing and convenient service;
●	failure to provide the range of routes, Dynamic Routing (as defined below), and ride types sought by riders;
●	actual or perceived inaccuracies in demand prediction and other defects or errors in our platform;
●	actual or perceived disruptions in our platform, site outages, payment disruptions or other incidents that impact the reliability of our offerings;
●	failure to protect our customer personal data, or other privacy or data security breaches;
●	litigation involving, or investigations by regulators into, our business;
●	users’ lack of awareness of, or compliance with, our policies;
●	our policies or changes thereto that users or others perceive as overly restrictive, unclear or inconsistent with our values or mission or that are not clearly articulated;
●	a failure to enforce our policies in a manner that users perceive as effective, fair and transparent;
●	a failure to operate our business in a way that is consistent with our stated values and mission;
●	inadequate or unsatisfactory user support service experiences;
●	illegal or otherwise inappropriate behavior by our management team or other employees or contractors;
●	negative responses by drivers or riders to new offerings on our platform;

●	a failure to balance the interests of driver and riders;
●	accidents or other negative incidents involving the use of our platform;
●	perception of our treatment of employees or contractors and our response to employee sentiment related to political or social causes or actions of management;
●	political or social policies or activities; or
●	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or its industry as a whole.

If we do not successfully maintain and develop our brand, reputation and network effects and successfully differentiate our offerings from the offerings of competitors, our business may not grow, we may not be able to compete effectively and we could lose existing qualified drivers or existing riders or fail to attract new qualified drivers or new riders to use our platform, any of which could adversely affect our business, financial condition and operating results.

Our Company’s culture has contributed to our success and if we cannot maintain this culture as it grows, our business, financial condition and operating results could be harmed.

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

We intend to pursue steady growth strategy to expand our operations into new international markets, including potentially in the U.S. and other Gulf Corporation Council countries (“GCC”) such as Qatar. Our growth strategy for 2026 focuses on growth with keeping expansion cost in balance, as well as keeping a lot of operation functions centralized in cost-effective markets to help with cost management, in line with how it operated in 2025.

We implemented a rapid growth strategy in the first half of 2022, acquiring multiple entities to expand operations into new international markets. We aimed to expand our B2C (as defined below) offerings in countries in the Middle East and Latin America, and to introduce Business offerings in countries in Latin America, Western Europe and Southeast Asia. Operating in a large number of countries requires significant attention of our management to oversee operations over a broad geographic area with varying legal and regulatory environments, competitive dynamics and cultural norms and customs and places significant burdens on our operations, engineering, finance and legal and compliance functions. During 2022 and 2023, we have discontinued several operations and markets, and decided to continue our operations in Egypt, Kingdom of Saudi Arabia (“KSA”) and the United Arab Emirates (“UAE”). In June 2025, we expanded by launching operations in the United Kingdom (“UK”), and in January 2026, by launching operations in Kuwait. We incurred significant operating expenses as a result of our international presence and our expansion plans were subject to a variety of challenges, including:

●	recruitment and retention of talented and capable employees in foreign countries while maintaining our company culture in each of its markets;
●	competition from local incumbents with existing knowledge of local markets that may market and operate more effectively and may enjoy greater local affinity or awareness;
●	differing rider and driver demand dynamics, which may make our offerings less successful;
●	the need to adapt to new markets, including the need to localize our offerings and marketing efforts to the preferences of local riders and drivers;
●	public health concerns or emergencies, including global pandemics, highly communicable diseases or viruses;
●	compliance with varying laws and regulatory standards, including with respect to data privacy, cybersecurity, tax, trade compliance, environmental and other vehicle standards and local regulatory restrictions;
●	the risk that local laws and business practices favor local competitors;
●	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and similar laws in other jurisdictions;
●	obtaining any required government approvals, licenses or other authorizations;
●	varying levels of Internet and mobile technology adoption and infrastructure;
●	currency exchange restrictions or costs and exchange rate fluctuations;
●	political, economic, or social instability, which may cause disruptions to our business;
●	operating in jurisdictions with reduced, nonexistent or unenforceable protection for intellectual property rights or where we do not have registered intellectual property rights in its brand and/or technology; and
●	limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

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

There is no guarantee that we will be able to generate the revenue necessary to support our cost structure or obtain the level of financing necessary for our operations.

In the fiscal year ended December 31, 2025 (“FY 2025”), we generated profit for the year of $1.47 million while reducing the negative cashflow from operations to $2.14 million. During the fiscal year ended December 31, 2024 (“FY 2024”), we incurred losses for the year of $9.61 million while reducing the negative cashflow from operations to $3.29 million. We have funded our operations to date mainly through working capital cycles and external fundraising.

In FY 2024 we revised our capital structure to be funded through working capital and cashflows generated from operations. We have also secured a working capital line to ensure that there is continuity of funds available for the Egyptian market if needed. Our current markets are profitable and generate sufficient cash flows for our day to day operations, however, we and our subsidiaries (together, the “Group”) have incurred losses and negative cashflows on account of our corporate expenses and listing costs.

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

Furthermore, new driver or rider demands regarding platform features, the availability of superior competitive offerings or a deterioration in the quality of our offerings or ability to bring new or enhanced offerings to market quickly and efficiently could negatively affect the attractiveness of our platform and the economics of our business, requiring us to make substantial changes to and additional investments in our offerings or business model. In addition, we frequently experiment with and tests different offerings and marketing strategies. If these experiments and tests are unsuccessful, or if the offerings and strategies we introduce based on the results of such experiments and tests do not perform as expected, our ability to attract new qualified drivers and new riders, retain existing qualified drivers and existing riders and maintain or increase utilization of our offerings may be adversely affected.

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

We may issue additional Securities in the future, for example, under employee incentive plans, in the public market, in a private placement or as part of an acquisition in which the seller receives our Securities as consideration. The issuance of additional Securities by us may significantly dilute the equity interests of existing shareholders and could cause a change in control if a substantial number of our Securities are issued, which may adversely affect prevailing market prices for our Securities.

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

Our metrics and estimates, including the key metrics included in this Annual Report, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business, financial condition and operating results.

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

Our business depends on users’ access to our platform via the internet and mobile devices. We operate in and plan to expand into markets that may have low levels of internet penetration or provide limited internet connectivity in some areas. The price of mobile devices and internet access may limit our potential growth in such markets. Internet infrastructure in such markets may not support, and may be disrupted by, continued growth in the number of internet users, their frequency of use or their bandwidth requirements. Any such failure in Internet or mobile device accessibility, even for a short period, could adversely affect our business, financial condition, or operating results.

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

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our applications. Additionally, we need to ensure that our offerings are designed to work effectively with a range of mobile technologies, systems, networks, and standards to deliver high-quality applications. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance the experience of drivers and riders. If drivers or riders on our platform encounter any difficulty accessing or using our applications on their mobile devices, or if we are unable to adapt to changes in popular mobile operating systems, our business, financial condition, and operating results could be adversely affected.

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

We do not have written contractual arrangements in place with certain of our historically material customers. In any event of a dispute, the lack or a written contract would make it difficult for us to enforce our right under such agreements, if at all.

We have provided TaaS services to certain corporate customers without a written contract governing such arrangement. These non-contractual arrangements with TaaS customers made up approximately 2% of our revenue in the fiscal year ended December 31, 2022, while there was none in the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023. While the counterparties have performed under such arrangements without any material disputes, in the event of a dispute, the lack of a written contract could make it particularly difficult for us to enforce its rights under the arrangement, if at all. During 2023, we entered into definitive documentation to govern our relationships with such corporate customers and progressed in setting up internal procedures to ensure that future relationships are governed by written contractual arrangements at the outset. As a result, we were able to eliminate the percentage of revenue attributable to TaaS customers without contractual arrangements over time and operate only after getting into definitive documentation with all of our customers.

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

The U.S. dollar is our financial presentation currency as a group. We also derive revenues and incur expenses in other currencies relevant to each country of operations, including Egyptian pounds and Saudi Ryals. We currently operate in Egypt, Saudia Arabia, the UK  and Kuwait. Operations in Egypt are in Egyptian pounds and subject to currency fluctuations. The Egyptian pound appreciated approximately 6% in the period between January 2025 and the date of this Annual Report and could decline in value against the U.S. dollar in the future. We are therefore subject to foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, we are exposed to the risk that, if the Egyptian pound devalue relative to the dollar, inflation rates may exceed the speed of devaluation, or that the timing of such depreciation may lag behind inflation. The dollar cost of our operations would increase in any such event, and our dollar-denominated operating results would be adversely affected.

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

In 2023, we had operated only in Egypt and Saudi Arabia, with our headquarters office in Dubai, UAE and in Riyadh, Saudi Arabia, and. in 2024, we expanded our operations in the UAE. During FY 2025, we entered the U.K. market and in January 2026 we entered the Kuwait market.

There are, and will likely continue to be, substantial uncertainties regarding the interpretation and application of laws and regulations in the jurisdictions in which we operate, including the laws and regulations governing our business, the enforcement and performance of contractual arrangements and the protection of intellectual property rights. The legal systems in the countries in which we operate may not be as predictable or developed as that of the U.S., and in particular, may not have developed laws and regulations relating to the ridesharing industry. As a result, existing laws and regulations may be applied inconsistently and, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to violate applicable laws and regulations. There can be no assurance that our business will not be found to violate applicable laws or regulations in these jurisdictions in the future.

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

We are, and may in the future be, required to hold registrations, licenses, permits and approvals in connection with our business operations. New laws and regulations may be adopted from time to time that require us to obtain registrations, licenses, permits and approvals in addition to those we already hold. We do not hold all of the required licenses and registrations for certain jurisdictions where we operate.

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

In addition, governments in the jurisdictions we operate or intends to operate may restrict or control to varying degrees the ability of foreign investors to invest in businesses located or operating in such jurisdictions. Because we are incorporated in the BVI, we may be deemed to be foreign investors and therefore be subject to such restrictions or controls. As a result, there may be a risk of loss due to, among other things, expropriation, nationalization or confiscation of assets or the imposition of restrictions on repatriation of capital invested, in each case by the governmental or regulatory agencies empowered in such jurisdictions. While, in some cases, the BVI has entered into international investment treaties or agreements designed to encourage and protect investment by British Virgin Islands persons in foreign jurisdictions, there can be no guarantee that such treaties or agreements will cover the jurisdictions in which we operate in or that such treaties or agreements will be fully implemented or effective. In other cases, we are not able to take advantage of certain treaties because we are a BVI company and are therefore exposed to additional risk of such loss.

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

In addition, we often include arbitration provisions in our terms of service with drivers and riders using our platform. These provisions are intended to streamline the dispute resolution process for all parties involved, as arbitration can, in some cases, be faster and less costly than litigating disputes in court. However, arbitration may become more expensive, or the volume of arbitration may increase and become burdensome. The use of arbitration provisions may subject us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny in certain jurisdictions.

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

As of the date of this Annual Report, we have one patent pending in the U.S. We have no other patent applications filed, or under examination in key global jurisdictions. Our failure to register our brand names or logos in jurisdictions in which we operate could allow competitors to register the same or similar names or logos that confuse potential consumers and/or prevent us from subsequently protecting our names and logos. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain countries. The laws of some countries do not provide the same level of protection of intellectual property as the laws of the U.S., and adequate intellectual property protection may not be available or may be limited in such countries. Our intellectual property protection and enforcement strategy is influenced by many considerations, including costs, where we have business operations, where we might have business operations in the future, legal protections available in a specific jurisdiction and/or other strategic considerations. As such, we do not have identical or analogous intellectual property protection in all jurisdictions, which could limit our freedom to operate as we expand into new jurisdictions. As we expand our offerings into new jurisdictions, our exposure to unauthorized use, copying, transfer and disclosure of proprietary information will likely increase. We may need to expend additional resources to protect, enforce or defend our intellectual property, which could harm our business, financial condition or operating results. We may also need to expend additional resources to understand and analyze the varying protections available in different jurisdictions and whether formal protection for intellectual property, such as rights in software, is available, commercially advisable and/or enforceable.

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

Technology companies are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own or otherwise obtained. As our public profile grows and the number of competitors in our markets increases, and as we continue to develop new technologies and intellectual property, the possibility of intellectual property rights claims against us may grow. From time to time, third parties may assert claims of infringement of intellectual property rights against us. We do not hold any granted patents but has one pending patent in the U.S. Competitors of us and others may now and in the future have significantly larger and more mature patent portfolios than have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents (if and when acquired) may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third-party, even those without merit, could cause us to incur substantial costs defending against such claim, could distract management’s attention from the operation of our business and could require us to cease our use of certain intellectual property. Furthermore, because intellectual property litigation may involve a substantial amount of discovery, we may risk compromising our own confidential information in the course of any such litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, financial condition and operating results.

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

We receive, transmit and store a large volume of personally identifiable information and other data relating to the users of our platform. Numerous national and international laws, rules and regulations applicable to the jurisdictions in which we operate relate to privacy, data protection and the collection, storing, sharing, use, disclosure and protection of certain types of data. These laws, rules and regulations evolve frequently, and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another and may conflict with each other. For example, changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future. Further, as we continue to expand our platform offerings and user base, we may become subject to additional privacy-related laws and regulations. In FY 2025 we expanded our operations to the UK, and therefore, are subject to the UK General Data Protection Regulation (“UK GDPR”). In the future, if we expand our operations to additional countries  in the European Union (“EU”), we may also be subject to the General Data Protection Regulation (“GDPR”) (Regulation (EU) 2016/679) . (see the risk factor “We face particular privacy, data security, and data protection risks in connection with the U.K. GDPR, and may face such risks if we decide to expand in the future into the EUin connection with the GDPR and other data protection regulations” below). Additionally, we have incurred, and expect to continue to incur, expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

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

We face particular privacy, data security, and data protection risks in connection with the U.K. GDPR, and we may face such risks if we decide to expand in the future into the EU in connection with the GDPR and other data protection regulations.

During FY 2025, we have signed a SaaS contract in the UK, marking our re-entry into the European market. As a result, as of the date of this Annual Report, we are subject to the requirements under U.K. GDPR. While we are currently not operating in the EU, future expansion into the EU or marketing directed to those jurisdictions may subject us and certain personal data we process also to the GDPR (Regulation (EU) 2016/679), supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the U.S. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. The GDPR requirements likely apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

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

We classify the drivers that use our platform as independent contractors or as employees of third parties in certain of the jurisdictions in which we currently operate. However, in certain of the jurisdictions that we operate, such classifications are based on an interpretation of applicable law, and our interpretation may be subject to challenge. In particular, in Egypt, as the Egyptian Ridesharing Laws (as defined below) do not require drivers to be classified as employees, any challenge to our determination that drivers are not employees would need to be based on principles of Egyptian labor laws. Under such laws, a person is classified as an employee if he or she works in exchange for a salary for an employer and under the employer’s control and supervision. Thus, in assessing whether drivers should be classified as employees in Egypt, we consider, among other things, the level of direct administration and supervision we have over drivers using our platform.

While we believe our classification of drivers as independent contractors in each of the jurisdictions we operate currently (Egypt, KSA, UK and GCC) is correct, we may in the future be subject to proceedings relating to the classification of drivers using our platform as laws and regulations governing the ridesharing industry, labor and employment develop further (or if interpretations of existing laws and regulations change) and as we expand our business operations in new jurisdictions. We may incur substantial expenses in defending such proceedings. If we are not successful in defending such proceedings, we may be required to pay significant damages to drivers or incur other fines, penalties or sanctions. In addition, if, as a result of legislation or judicial decisions in jurisdictions where the employee-contractor distinction is applicable, we are required to classify drivers as employees in such jurisdictions, we may incur significant additional expenses for compensating drivers or making payments on their behalf, including expenses associated with the application of, as applicable, wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and potential penalties. In such event, we may be required to increase our pricing to offset these additional expenses or to discontinue lower-margin offerings or routes, abandon its efforts to expand into new markets or forego other expenditures, such as marketing or hiring key personnel. As a result, our ability to attract new riders and to retain existing riders could be adversely affected and utilization of our platform may decrease. Any of the foregoing risks would have an adverse effect on our business, financial condition and operating results.

We could be subject to claims from riders, drivers or third parties that are harmed whether or not our platform is in use, which could adversely affect our brand, business, financial condition and operating results.

We may be subject to claims, lawsuits, investigations and other legal proceedings relating to injuries to, or deaths of, riders, drivers or third parties that may be attributed to us through our offerings. We may also be subject to claims alleging that we are directly or vicariously liable for the acts of the drivers using our platform or for harm related to the actions of drivers, riders, or third parties, or the management and safety of our platform and assets. We may also be subject to personal injury claims whether or not such injury actually occurred as a result of activity on our platform. We may incur expenses to settle personal injury claims, which we may choose to settle for reasons including expediency, protection of our reputation and to prevent the uncertainty of litigating, and we expect that such expenses may increase as our business grows and as we face increasing public scrutiny. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any riders, drivers or third parties could result in negative publicity and harm to our brand, reputation, business, financial condition and operating results. Our insurance policies and programs may not provide sufficient coverage to adequately mitigate the potential liability we face, especially where any one incident, or a group of incidents, could cause disproportionate harm, and we may have to pay high premiums or deductibles for our coverage and, for certain situations, we may not be able to secure coverage at all. Any of the foregoing risks could adversely affect our business, financial condition and operating results.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased, and are likely to continue to increase, both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of BVI and the various countries and cities in which we operate. Our efforts to comply with new and changing laws and regulations in the jurisdictions in which we operate have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

Risks Related to Our Status as a Public Company and Ownership of our Securities

As of December 31, 2025, our principal shareholders, officers and directors beneficially owned approximately 46.5% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of December 31, 2025, our principal shareholders, officers and directors, in the aggregate, beneficially owned approximately 46.5% of our outstanding Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of our Ordinary Shares, negatively impact the price of our Ordinary Shares and negatively impact our ability to raise additional capital.

On October 31, 2025, we received a written notice (the “Notice”) from Listing Qualifications Department of the Nasdaq advising us that we were not in compliance with Nasdaq Listing Rules 5550(b)(2), which requires companies listed on the Nasdaq Capital Market to maintain a mimimun market value of publicly held shares of $35 million (the “MVLS Requirement”), nor we are in compliance with Listing Rule 5550(b)(1) or 5550(b)(3). The Notice has no immediate effect on the listing or the trading of the Company's Ordinary Shares, which continues to trade on The Nasdaq Capital Market under the symbol “SWVL.”

Pursuant to the Notice, and in accordance with Nasdaq Listing Rule 5810(c)(3), we have been provided with a period of 180 calendar days, or until April 29, 2026 (the “Compliance Period”), to regain compliance with the MVLS Requirement. Nasdaq indicated that to regain compliance, the Company's minimum market value of publicly held shares must close at $35 million or more for a minimum of 10 consecutive business days prior to the Compliance Date, or if we qualify for an alternative continued listing standard, such as having shareholders’ equity of $2.5 million or net income from continuing operations of $500,000 in the latest fiscal year (or in two of the last three fiscal years). In the event we do not regain compliance with the MVLS Requirement, or any other alternate continued listing requirement, prior to the Compliance Date, Nasdaq will notify us that our Securities are subject to delisting, at which point we may appeal the delisting determination to a Nasdaq hearings panel. The hearing request would stay any suspension or delisting action pending the conclusion of the hearing process and the expiration of any additional extension period granted by the panel following the hearing.

We believe that as of the date of this Annual Report, we will qualify for continued listing on the Nasdaq Capital Market as a result of having shareholders’ equity of over $2.5 million as well as having net income of over $500,000 for the fiscal year ended December 31, 2025. We are also still actively monitoring our minimum market value of our listed Securities and may, if appropriate, consider implementing available options to regain compliance with the MVLS Requirement. There can be no assurance that we will be able to regain compliance with the MVLS Requirement.

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

If, for any reason, Nasdaq would delist our Ordinary Shares from trading on its exchange and we are unable to obtain listing on another national securities exchange or take action to restore our compliance with the Nasdaq continues listing requirements, a reduction in some or all of the following may occur, each of which could have a material adverse effecto on our shareholders, indluing:

●	the liquidity of our Ordinary Shares;
●	the market price of our Ordinary Shares;
●	our ability to obtain financing for the continuation of our operations;
●	the number of institutional and general investors that will consider investing in our Ordinar Shares;
●	the number of investors in general that will consider investing in our Ordinar Shares;

●	the number of market makers in our Ordinary Shares;
●	the availability of information concerning the trading prices and volume of our Ordinary Shares; and
●	the number of broker-dealer willing to execute trades in our Ordinary Shares.

A delisting of our Ordinary Shares would also reduce the value of our equity compensation plans, which could negatively impact our ability to retain employees.

In addition, our Board of Directors (the “Board”) may determine that the cost of maintaining the listing on a national securities exchange outweighs the benefits of such listing.

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

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could negatively affect our business. Any adverse determination in litigation could also subject us to significant liabilities.

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

If we are a PFIC for any taxable year (or portion thereof) in which a U.S. Holder (as defined below in ”Item 10.E. Taxation”), holds Ordinary Shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and certain information reporting requirements. U.S. Holders are strongly encouraged to consult with their own tax advisors to determine the application of the PFIC rules to them in their particular circumstances and any resulting tax consequences. Please see the section of this Annual Report entitled “Item 10.E. Taxation” for a more detailed discussion with respect to the PFIC status of us and the resulting tax consequences to U.S. Holders.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company in the U.S., we incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and Nasdaq.

We expect that compliance with these requirements will increase its legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, our management and other personnel may be required to divert their attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we are incurring significant expenses and devoting substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase further when we are no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) (Please see the section entitled “Swvl is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Securities less attractive to investors”). As a public company, we have been hiring and are continuing to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.

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

As of December 31, 2025, we have identified material weaknesses in its internal control over financial reporting and there can be no assurances that there will not be material weaknesses in our internal control over financial reporting in the future. Material weakness identified is (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of our consolidated financial statements.

Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, operating results or cash flows. If we are unable to comply with the requirements of the Sarbanes-Oxley Act or conclude that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Securities could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

●	furnish two rather than three years of income statements and statements of cash flows in various required filings;
●	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
●	have permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies;
●	have reduced disclosure obligations regarding executive compensation in our periodic reports and Annual Report on Form 20-F; and
●	have exemptions from the requirements of holding non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

Even after we no longer qualify as an emerging growth company, we may qualify as a “smaller reporting company”, which would allow us to take advantage of many of the same exemptions from disclosure requirements (excluding the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act) and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. However, as a foreign private issuer we are not eligible to use the requirements for smaller reporting companies unless we use the forms and rules designated for domestic issuers and provide financial statements prepared in accordance with generally accepted accounting principles of the U.S. (“U.S. GAAP”). We cannot predict if investors will find our Securities less attractive if we may rely on either of these exemptions. If some investors find our Securities less attractive as a result, there may be a less active trading market for our Securities and our share price may be more volatile.

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

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

We are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer such as us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For instance, we may choose to follow home country practice in lieu of Nasdaq corporate governance listing standards such as:

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

We follow home country practice and are exempt from requirements to obtain shareholder approval for the issuance of 20% or more of our outstanding shares under Nasdaq Listing Rule 5635(d). If, in the future, we choose to follow other home country practices in lieu of Nasdaq corporate governance listing standards (such as the ones listed above), our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For more information about our corporate governance practices, please see the subsection of this Annual Report entitled “Item 16.G. Board Practices-Foreign Private Issuer Status.”

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (the “ Public Company Articles”), the BVI Companies Act and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of directors under BVI law are governed by the BVI Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Companies Act but are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, the BVI has a less exhaustive body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, holders of our Securities may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board  or major shareholders than they would as shareholders of a U.S. company.

Our Public Company Articles and the Swvl Shareholders Agreement contain certain provisions, including anti-takeover provisions, that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

Our Public Company Articles and the shareholders agreement by and among us and certain of our shareholders (the “Swvl Shareholders Agreement”) contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for our Securities, and therefore depress the trading price. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the incumbent members of our Board or taking other corporate actions, including effecting changes in our management, and may inhibit the ability of an acquiror to effect an unsolicited takeover attempt. Such provisions include, among other things:

●	a classified Board with staggered, three-year terms;
●	the ability of our Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval;
●	the right of Mostafa Kandil to serve as Chairman of our Board so long as he remains our Chief Executive Officer and to serve as a director so long as he beneficially owns at least 1% of our outstanding shares and his employment has not been terminated for cause;
●	until the completion of our third annual meeting of shareholders, commitments by major shareholders to vote in favor of the appointment of our designees to our Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to our Board, subject to specified conditions);
●	the limitation of liability of, and the indemnification of and advancement of expenses to, members of our Board;
●	advance notice procedures with which shareholders must comply to nominate candidates to our Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in our Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of us;
●	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;
●	that shareholders may not act by written consent in lieu of a meeting;
●	the right of our Board to fill vacancies created by the expansion of our Board or the resignation, death or removal of a director; and

●	that our Public Company Articles may be amended only by our Board or by the affirmative vote of holders of a majority of not less than 75% of the votes of our shares entitled to vote.

Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the jurisdictions in which we operate based on U.S. or other foreign laws against us, our management or the experts named in this Annual Report.

We are a BVI company and substantially all of our assets and operations are located outside of the U.S. In addition, most of our directors and officers reside outside the U.S. and the substantial majority of their assets are located outside of the U.S. As a result, it may be difficult to effect service of process within the U.S. or elsewhere upon these persons. It may also be difficult to enforce judgments in the jurisdictions in which we operate or BVI courts against us and our officers and directors. It may be difficult or impossible to bring an action against us in the BVI if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the BVI or jurisdictions in which we operate would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state and it is uncertain whether such BVI courts or courts in jurisdictions in which we operate would hear original actions brought in the BVI or jurisdictions in which we operate against us or such persons predicated upon the securities laws of the U.S. or any state.

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

There is no statutory enforcement in the BVI of judgments obtained in the U.S., however, the courts of the BVI will weigh in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;
●	the judgment is final and for a liquidated sum;
●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;
●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;
●	recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and
●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

The BVI courts are unlikely:

●	to recognize or enforce against us, judgments of courts of the U.S. predicated upon the civil liability provisions of the securities laws of the U.S.; and
●	to impose liabilities against us, predicated upon the certain civil liability provisions of the securities laws of the U.S. so far as the liabilities imposed by those provisions are penal in nature.

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

General Corporate Information

We are a BVI business company incorporated under the laws of the BVI on July 23, 2021 for the purpose of effecting the Business Combination. On March 31, 2022, the Business Combination was consummated and we completed our listing on Nasdaq. See “Explanatory Note” for further details regarding the Business Combination.

We are a technology-driven disruptive mobility company that aims to provide reliable, safe, cost-effective and environmentally responsible mass transit solutions. Our mission is to identify and solve inefficiencies associated with low-quality or sometimes non-existent public transportation infrastructure in urban areas that are in critical need of such services. Our technology and services provide commuters, travelers and businesses with a valuable alternative to traditional public transportation, taxi companies or other ridesharing companies. Through our platform, we provide thousands of riders per day with a dynamically-routed self-optimizing network of minibuses and other vehicles, helping people get where they need to go.

We currently operate in Egypt, KSA, UAE, U.K. and Kuwait, with our employees working out of these countries in addition to Pakistan and India.

Since April 1, 2022 and until July 19, 2023, our Ordinary Shares and Warrants traded on the Nasdaq Global Market, and since July 19, 2023 our Ordinary Shares and Warrants are traded on the Nasdaq Capital Market under the symbols “SWVL” and “SWVLW,” respectively.

Our principal executive office is located at Offices 4 at One Central, Dubai World Trade Center, Dubai, UAE and our telephone number is +971 42241293. The mailing address of our registered office is Kingston Chambers, P.O. Box 173, Road Town, Tortola, the BVI. Our principal website address is https://www.swvl.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Annual Report, and you should not consider it as a part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

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

On January 25, 2023, we implemented a 1-for-25 reverse stock split of our Ordinary Shares, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every twenty-five Ordinary Shares as of such date. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to in this Annual Report give effect to the reverse stock split.

B. Business Overview

Overview

We are a technology-driven disruptive mobility company that aims to provide reliable, safe, cost-effective and environmentally responsible mass transit solutions. Our mission is to identify and solve inefficiencies associated with low-quality or sometimes non-existent public transportation infrastructure in urban areas that are in critical need of such services. Our technology and services provide commuters, travelers and businesses with a valuable alternative to traditional public transportation, taxi companies or other ridesharing companies. Through our platform, we provide thousands of riders per day with a dynamically-routed self-optimizing network of minibuses and other vehicles, helping people get where they need to go.

We currently serve the customers on our platform through two offerings: (i) business to consumer (“B2C”), and (ii) we also offer enterprise products sold to corporate customers called B2B for businesses, schools, municipal transit agencies and other customers that operate their own transportation programs, leveraging the technology that we use for the B2C offerings. These products include, among other things, access to our platform, use of our proprietary technologies, fleet management consulting and reporting services and use of the vehicles and drivers on our network to operate such transportation programs. We package our B2B products to meet the specific needs of each customer.

Our business was founded on February 8, 2017 by Mostafa Kandil, our Chief Executive Officer, Mahmoud Nouh and Ahmed Sabbah. We launched our first commuter services in Cairo, Egypt in March 2017, before expanding to Alexandria, Egypt the same year. As of December 31, 2021, we have expanded our operations to multiple cities across seven countries, with our B2C offering available in select cities in Egypt, Kenya, Pakistan and Jordan. In January 2019, we commenced operations in Nairobi, Kenya. Namely, in the second half of 2019, we commenced operations in major cities in Pakistan, including Lahore, Islamabad and Karachi, and relocated our headquarters from Cairo, Egypt to Dubai, UAE. In 2020 and 2021, we also launched TaaS offerings in the UAE, Jordan, Saudi Arabia and Malaysia. In October 2024, we launched our regional headquarters in Riyadh, Saudi Arabia. In June 2025 we expanded our operations into the UK and in January 2026 we launched operations in Kuwait.

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

Our Offerings

We currently serve the customers on our platform through two offerings: B2C and B2B (marketed as Swvl Business), which includes our TaaS and SaaS model.

B2C is our initial core product. Using our platform, we provide riders with a network of minibuses and other vehicles that operate on fixed and semi-fixed routes throughout and between the cities we serve. Riders book seats on vehicles available exclusively through us to commute within a city. Riders can book journeys up to five days in advance and pay a fixed rate, determined based on ride distance and anticipated demand, with the option to pay in cash or by credit card or digital wallet. Riders manage their user experience via our mobile application, through which riders can access and book available trips, track vehicles in real-time, receive an estimated pick-up time, manage payments and access customer support services.

Our consumer services are operated through our mobile application to book rides between pre-defined pick-up points located within or between the cities. Our service is powered by a suite of proprietary technologies that regularly optimize routing, predict rider demand, set pricing and provide a seamless user experience for customers and drivers. We believe that our platform offers a transportation alternative that is more efficient, reliable and safe than traditional public transportation options, at an accessible price point. This has allowed us to grow our business rapidly.

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

We have expanded our Swvl Business offerings with SaaS in 2024 and 2025, and will continue to do so throughout 2026. Our SaaS offerings are targeted at corporate customers (as well as schools and municipalities) that operate their own vehicle fleets, with specific services tailored to the needs of each customer. Our basic offerings include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform. At higher service tiers, we will provide the use of our network optimization and Dynamic Routing (as defined below) technologies as described below, as well as access to our fleet management modules, which will enable our customers to more easily manage their drivers and track their rides. We also plan to offer fleet management consulting and reporting services. We use a tiered cost-plus pricing model for our SaaS products.

As our B2B customers do not pay for TaaS and SaaS services on a per rider or per utilized seat basis, we do not assume any utilization risk on such offerings. As a result, we anticipate that TaaS and SaaS have the potential to be higher-margin offerings, which would allow us to enhance our margins.

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

Our business strategy is to create new options for mass-transit by occupying the space between traditional public transportation and expensive private options to attract ridership to our platform:

●	Reliability: In some of our markets, it is common for public buses to wait at stops until buses are full, resulting in unpredictable scheduling and long delays. Because our vehicles operate through a booking system, drivers know exactly how many passengers will board at a given pre-defined pick-up point and do not wait to collect additional riders. We also gather and analyze large amounts of traffic data in the cities we serve to predict travel conditions, which allows riders to receive estimated pickup and arrival times, as well as track their vehicle in real time. In FY 2025, we maintained an average monthly first station reliability rate of approximately 97.6% (versus 97.2% in FY 2024), meaning that drivers using our platform arrived on-time (i.e., within five minutes of the estimated time) at the first pick-up point of their daily routes approximately 97.6% of the time.
●	Convenience: Optimized route planning and scheduling allow us to create and update routes that react to and satisfy rider demand, in contrast to public transportation that operates solely on fixed routes. This means we can ensure that our riders have convenient access to pick-up points. Our application allows riders to make bookings up to five days in advance, and we offer payment by cash, credit card or digital wallet.

●	Safety: Safety is an essential part of our value proposition. We recognize that consumers in the markets we serve often feel unsafe on public transportation. We have built our user experience around functionalities designed to increase safety. Our one-passenger-per-seat booking system avoids overcrowding on our vehicles, reducing the likelihood of harassment, assault and theft during rides. Unlike public transportation, the fact that each rider has a unique user account facilitates identification of riders acting improperly, thereby increasing accountability and incentivizing good conduct. Through our application, riders can share their live ride status with others. We also partner with insurance companies to provide in-ride medical insurance to all riders and drivers using our platform in Egypt and maintain dedicated teams to respond to critical incidents. Our driver engagement procedures are also designed to ensure the safety of our riders, including by requiring drivers using our platform to submit recent criminal record checks and drug tests as part of their engagement process. In order to help ensure the health and safety of drivers and riders using our platform during the COVID-19 pandemic, we ran SMS-based campaigns to educate drivers using our platform on heightened safety measures. Further, we have international SOS and incident intervention teams who are on standby during Swvl’s operational hours in select markets to ensure fast response along with the relevant authorities to any road accidents, incidents or disturbances, subsequently, on account of the Portfolio Optimization Program, a security team was built in-house with the same duties and responsibilities in Egypt.
●	Comfort: We also differentiate our customer experience on the basis of comfort. Riders are guaranteed a seat, which eliminates crowding and the need to stand during rides. All vehicles must meet specific criteria relating to age, distance traveled, maintenance history and overall condition before being allowed to operate on our platform.
●	Value: Our services are priced to be accessible to a large rider base and cheaper than taxis or other ridesharing companies in the markets we serve.

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

Product Information

We deliver tech-enabled transit solutions that aim to redefine mobility by providing reliable, scalable, and efficient transit options for individuals, enterprises, and governments. Our services goal is to address the unique challenges of mass transit across diverse markets and geographies, focusing on enhancing affordability, convenience, and operational efficiency.

Our mobility solutions are built on a foundation of proprietary technology, which powers a suite of interconnected products that, in turn, enable our diverse service offerings. Our technology stack, including smart routing algorithms, real-time monitoring systems, compliance automation, and fleet optimization tools form the backbone of our platform, ensuring efficiency, reliability, and scalability.

These core technologies integrate seamlessly into our Rider Application, Captain Application, and Swvl Cloud Platform (the “Rider App”, “Captain App” and “Swvl Cloud Platform”, respectively), each designed to optimize different aspects of the transit experience. By bringing these products together, we deliver a range of mobility solutions tailored for individuals, businesses, and governments.

Platform Ecosystem

Our platform integrates a suite of interconnected tools and applications, delivering end-to-end transit solutions for riders, captains, and enterprises. Our ecosystem is designed to address varying user needs while maintaining scalability and simplicity.

Rider App

Our Rider App empowers users with a seamless and intuitive interface to book, manage, and track their rides. With features like real-time tracking, users can monitor vehicle locations, estimated arrival times, and trip progress, ensuring transparency and reliability. Riders can share their trips with friends and family, choose private rides for personalized travel, and enjoy the convenience of direct billing for corporate clients.

The Rider App’s reservation management tools allow users to adjust trip details or cancel bookings effortlessly. Additionally, riders benefit from 24/7 customer support, enabling quick issue resolution and fostering trust in the service. The Rider App is a cornerstone of our mission to simplify and enhance the daily transit experience for individuals and organizations alike.

Captain App

The Captain App equips our drivers (which are also referred to as captains) with tools to manage trips effectively and provide exceptional service. From trip scheduling and performance insights to rider check-in and check-out systems, the Captain App ensures operational efficiency while maintaining a high standard of service. Captains can monitor their earnings transparently, access a multilingual help center, and leverage guided onboarding processes to get started quickly. With features tailored to simplify daily tasks, such as route optimization and trip history review, the Captain App fosters professionalism and reliability, ensuring that our network of captains is both scalable and high-performing.

Unified Swvl Cloud Platform

At the heart of our ecosystem is the Swvl Cloud Platform, a unified product that powers all internal and external personas, including riders, captains, businesses, and suppliers. This platform combines the functionalities of operational tools, such as dashboards and reporting systems, with scalable infrastructure to create a seamless transit management experience.

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

The Swvl Cloud Platform’s functionality is underpinned by our in-house Identity and Access Management system, which dynamically manages user permissions while maintaining data scoping and personally identifiable information safeguards. This ensures secure, personalized access for all users and enhances the platform’s adaptability across diverse use cases.

Proprietary Technology

Our proprietary technologies drive operational excellence, address transit inefficiencies, and enhance user satisfaction. These systems are tailored to meet the needs of diverse transit models, ensuring both flexibility and reliability.

Routing Technologies

We employ a range of smart routing systems designed to optimize transit operations:

●	Routimizer (Fixed Routing): For public transit, Routimizer predicts demand using historical data and customer search trends. By segmenting cities into hexagonal grids, it identifies the shortest and most efficient routes, accounting for traffic and other variables.
●	Oracle (Corporate Commutes): For corporate transportation, Oracle uses advanced optimization algorithms to design cost-effective routes that align with known demand.
●	Roudyna (“Dynamic Routing”): For first- and last-mile connectivity, Roudyna introduces dynamic virtual stops, eliminating long walks to transit points and enhancing accessibility for riders.

These routing technologies are supported by Ratimator, our proprietary Estimated Time of Arrival model, which ensures accurate arrival time predictions, fostering trust and reliability in transit services.

Supply Planning

Our Supply Assignment Problem Solver (“SAP Solver”) addresses vehicle underutilization and ensures optimal fleet performance. By analyzing factors like vehicle capacity, captain availability, and demand schedules, the SAP Solver dynamically reallocates resources to high-demand areas, reducing idle time and increasing operational efficiency.

Compliance and Safety Management

We prioritize compliance and safety with rigorous standards, such as:

●	no-overcrowding policies which ensure that every passenger has a guaranteed seat;
●	comprehensive captain vetting, including regular drug testing, which upholds service reliability and safety; and
●	in-house document management systems that automate compliance tracking and audits, which ensures that all vehicles and suppliers comply with our standards.

Rider Feedback and Support

We continuously improve our services by integrating rider feedback into operational workflows. Passengers rate their experiences through the platform, allowing us to identify and address service gaps proactively. Operators gain insights through real-time monitoring on our Admin Dashboard, and passengers have access to 24/7 customer support for a seamless experience.

Product Roadmap

Our product roadmap is centered on financial and operational excellence, superior customer experience, and future-proof technology. Our focus will be on enhancing the Rider App, Captain App, and Mobility Platform to deliver a seamless, efficient, and scalable transit experience. We are planning to introduce value-added services, such as premium ride subscriptions, corporate mobility solutions, and white-label transit offerings, to drive cross-sell and upsell opportunities, which can potentially unlock new revenue streams while strengthening customer engagement.

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

Our Vision and Evolution

We are aiming to redefine mobility by creating seamless, efficient, and accessible transit solutions that cater to individuals, businesses, and governments. What began as a solution for daily commuting, is transforming into a technology-driven platform, integrating smart routing, AI-powered optimization, and scalable infrastructure to address the evolving needs of urban and inter-city transit.

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

Our Impact

Our product and technology innovations are at the core of our impact, enabling us to create safer, more inclusive, and more sustainable mobility solutions. By leveraging proprietary routing algorithms, real-time monitoring, and fleet optimization tools, we ensure that transportation is efficient, accessible, and affordable. Our platform provides dedicated seating, eliminating overcrowding, and implementing robust safety features such as trained captains and direct hotline support, in an effort to increase the quality of transportation for our users. At the same time, our smart-routing technology reduces congestion, cutting CO₂ emissions, and we are also continuously working to adopt electric vehicles to accelerate the transition to a greener, more sustainable urban mobility ecosystem.

Beyond enhancing mobility for riders, our technology also creates financial independence and career growth opportunities for our captains. Our fleet optimization tools maximize captain earnings, while our leasing program provides affordable financing options, allowing captains to own and operate their own vehicles. This tech-driven approach ensures that transportation is not just a service but an engine for economic empowerment. By integrating advanced AI, data-driven decision-making, and scalable digital infrastructure, we are redefining mobility at scale, aiming to create a future where public transit is safer, more reliable, and sustainable for all.

Growth Strategy

On June 3, 2025, we announced that we signed our first SaaS contract in the UK, marking our entry into the European market.  On January 27, 2026, we announced the launch of our operations in Kuwait through, marking  our regional expansion strategy in the GCC markets.  To date, we have secured 1 new customers in the UK and 2 new customers in Kuwait.

Expansion in the U.S. and other GCC Countries

We intend to expand our services into the U.S., with a goal of capturing an enormous opportunity that exists in these developed markets -applying a bespoke approach in each country to ensure a successful rollout. We believe that these developed markets are more attractive for our services, given that these markets (i) have larger addressable Taas/SasS mass transit markets, (ii) higher prices can be charged for the same offering when compared to developing markets which results in higher margins, and (iii) their public transport systems function efficiently, yet still have the potential efficiency improvements. In addition, in developed markets, sustainability is seen as important, and reducing the carbon footprint of transport is a significant factor in decision making. In that regard, governments may provide subsidies for transport initiatives since Taas/SaaS mass transit solutions can potentially help address labor shortages by expanding employee catchment areas.

Our go-to-market strategy for the U.S. includes (i) target expansion in large cities (such as Texas and Chicago), (ii) hire personnel with industry knowledge and existing network for the sales teams, (iii) target contracts that do not demand requests for proposal and proactively reach out to customers directly.

Our go-to-market strategy for GCC countries include (i) leveraging our existing client base in Egypt, KSA, and Kuwait to cross-sell (ii) employing the same sales strategy in place in current markets to those new markets, given proximity of culture, time zone and market similarity, these countries will be relatively cheaper for us to expand into.

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

Insurance

We maintain insurance policies with global insurance providers to provide in-ride medical coverage to all riders and drivers in our Egypt market. We also provide comprehensive health and life insurance to employees in Egypt, Saudi Arabia and the UAE. We also provide directors’ and officers’ insurance for the Board. We are currently in the process of obtaining other forms of insurance, such as general business liabilities.(Please see the section entitled “Item 3D. Risk Factors-Risks Related to Operational Factors Affecting Swvl.) We have not historically maintained insurance coverage for its operations. We may not be able to mitigate the risks facing its business and could incur significant uninsured losses, which could adversely affect its business, financial condition and operating results.

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

While we are not aware of any material limitations on foreign investment in the jurisdictions in which we operate, we are required to comply with certain regulations related to such investment. In particular, in Jordan, non-Jordanian investors are restricted from wholly owning any project or business venture that involves certain trade, construction or services activities. While we do not intend to engage in any such activities in Jordan, the organizational documents of the entity that currently conducts our operations in Jordan erroneously includes certain restricted activities as potential objectives of such entity. Prior to the Portfolio Optimization Program (Phase 2), such entity was in the process of amending its organizational documents such that we will be permitted to acquire and hold all of the equity thereof. As part of the aforementioned Program, we ceased operations in Jordan. In addition, in the UAE, foreign investors are required to operate via an onshore licensed entity or an onshore branch of a foreign or free zone entity. We have established such an onshore branch and have obtained the requisite licenses and approvals for such branch’s operations. We may become subject to additional limitations and regulations as we expands our operations in the jurisdictions in which we operate and into new jurisdictions, and such limitations and regulations may impair our ability to operate effectively in such jurisdictions.

In Egypt, we are subject to Law No. 87 of 2018 and the Executive Regulation by Presidential Decree No. 2180 of 2019 (collectively, “Egyptian Ridesharing Laws”). Pursuant to such Egyptian Ridesharing Laws, we, as well as any other land transport service company in Egypt that utilizes information technology, are required to obtain a license issued by Egypt’s Land Transport Regulatory Authority (the “Egyptian LTRA”). While companies were required under the Egyptian Ridesharing Laws to obtain such licenses by December 12, 2018, the Egyptian LTRA was not established until June 11, 2019, On December 12, 2019, we submitted an application to the Egyptian LTRA, seeking the required license. In May 2023, we received the first license issued by the Egyptian LTRA under Law No. 87 of 2018, and have since been in full compliance with the Egyptian Ridesharing Laws. The license remains valid through May 2028, subject to remaining compliant with all license requirements.

We are also subject to a number of laws and regulations specifically governing the internet and mobile devices that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the internet and online offerings, require us to change our business practices or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, distribution, mobile and other communications, to our offerings and the characteristics and quality of online offerings, among other things. We are subject to the U.K. GDPR and as we further expan our operations in the EU, could become subject to the GDPR. The UK GDPR and the GDPR regulate the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements and significant penalties, and the risk of civil litigation, for noncompliance. The GDPR and U.K.GDPR have resulted in and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU or UK. We are subject to these costs and burdens under the U.K. GDPR to ensure that our operations are compliant.

In addition to these laws and regulations that apply specifically to the mass-transit ridesharing industry, related technology, the internet and related regulations, our business operations are subject to other broadly applicable laws and regulations governing such issues as labor and employment, anti-discrimination, worker confidentiality obligations, consumer protection, taxation, competition, unionizing and collective action, background checks, anti-corruption, anti-bribery, import and export restrictions, environmental protection, sustainability, trade and economic sanctions, foreign ownership and investment and foreign exchange controls. Please see the section entitled “Item 3D. Risk Factors - Risks Related to Regulatory, Legal and Tax Factors Affecting us.” We are subject to various laws relating to anti-corruption, anti-bribery, anti-money laundering, and countering the financing of terrorism and has operations in certain countries known to experience high levels of corruption. We have not implemented, or have only recently implemented, certain policies and procedures for the operation of our business and compliance with applicable laws and regulations, including policies with respect to anti-bribery and anti-corruption matters and cyber protection.

As we continue to expand our platform offerings and user base, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Please see the section entitled “Item 3D. Risk Factors - Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl”. As we expand our offerings, we may become subject to additional laws and regulations, and any actual or perceived failure by us to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect our business, financial condition, and operating results.

C. Organizational Structure

We are a BVI business company incorporated under the laws of the BVI. We have thirteen wholly-owned subsidiaries, three beneficially owned subsidiaries and one majority-owned subsidiaries.

Our wholly owned subsidiaries are: Swvl Inc., a BVI business company incorporated under the laws of the BVI; Swvl Holdco Corp., a BVI business company incorporated under the laws of the BVI; Swvl Group Corp., a BVI business company incorporated under the laws of the BVI; Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability; SWVL NBO Limited, a private limited company organized under the laws of Kenya; SWVL Saudi for Information Technology, a single person limited liability company organized under the laws of Saudi Arabia; Swvl Technologies Limited, a private limited company organized under the laws of Kenya; Swvl Mobility Solutions Corp., a Nevada corporation; Swvl MY For Information Technology SDN BHD, a company limited by shares organized under the laws of Malaysia; Swvl For Smart Transport Applications and Services LLC, a limited liability company organized under the laws of Egypt; Swvl Germany GmbH and its direct subsidiary Door2Door GmBH, which are both limited liability companies organized under the laws of Germany.

We also beneficially own: Smart Mobility Solutions for Transportation Services, a single person limited liability company organized under the laws of Saudi Arabia; Swvl for Mobility Solutions FZE, a limited liability company organized under the laws of Dubai; and Smart Way Transportation LLC, a single person limited liability company organized under the laws of Jordan. In certain cases, the Group is required to have a resident as one of the shareholders besides the Parent Company to comply with local laws and regulations. However, in such cases, the Group continues to remain the economic beneficiary of the shareholding held by such resident shareholder and therefore is said to have a “beneficial ownership” of such legal entity.

We also own a 55% stake in Viapool Inc., which is a Delaware incorporated entity. Viapool Inc. fully owns: Movilidad Digital S.A.S., Viapool SRL, Viapool SPA which are organized under the laws of Argentina, and Swvl Brasil Tecnologica LTDA, a company organized under the laws of Brazil.

D. Property, Plants and Equipment

We lease approximately 13,391 square feet of office space for our corporate headquarters, located at the Offices 4 at One Central, Dubai World Trade Center, Dubai, UAE, and approximately 2,055 square feet of office space for our regional headquarters, located at 7451,2215 Al Ulaya, Riyadh, Saudi Arabia.  Our existing headquarters lease in Dubai, UAE, which expired on September 14, 2024, was extend to December 31, 2026, including in connection with an office expansion plan for our headquarters. Our existing headquarters lease in Riyadh, Saudi Arabia are leased annually and can be renewed at our discretion. Our monthly rent payment for both of our offices in Dubai and Riyadh is approximately $56,562. During 2025, we subleased approximately 10,417 square feet of our office space in Dubai while keeping the remaining office space for Swvl’s use.

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

The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report. Our discussion and analysis for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 2, 2025.

We report financial information under IFRS, as issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. None of the financial statements were prepared in accordance with U.S. GAAP.

Overview

We are a technology-driven disruptive mobility company that aims to provide reliable, safe, cost-effective and environmentally responsible mass transit solutions. Our mission is to identify and solve inefficiencies associated with low-quality or sometimes non-existent public transportation infrastructure in urban areas that are in critical need of such services. Our technology and services provide commuters, travelers and businesses with a valuable alternative to traditional public transportation, taxi companies or other ridesharing companies. Through our platform, we provide thousands of riders per day with a dynamically-routed self-optimizing network of minibuses and other vehicles, helping people get where they need to go.

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

We also grow our business by attracting new companies to our B2B offering and increasing their usage over time. As a result, the number of corporates with us and their size (i.e how many seats they require over a period of measurement) are the key drivers of our B2B business.

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

We have also diversified our revenues beyond B2C offerings with our TaaS enterprise products, which are marketed as Swvl Business and which have historically been higher-margin products. Swvl Business enables our corporate customers (as well as schools and municipalities) to use our technology and platform to optimize the commute and travel programs they operate for their employees (and students). Since Swvl Business uses technology already developed for our B2C offerings, its development and deployment does not (and did not) impose significant additional R&D costs on our business. We currently intend to expand our Swvl Business offerings with SaaS in 2026. Our SaaS offerings are expected to be targeted at corporate customers (as well as schools and municipalities) that operate their own vehicle fleets, with specific services tailored to the needs of each customer. We currently intend for our basic offerings to include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform. At higher service tiers, we currently intend to provide the use of our network optimization and Dynamic Routing technologies, as well as access to our fleet management modules, which will enable our customers to more easily manage their drivers and track their rides. We also currently plan to offer consulting and reporting services. We use a tiered cost-plus pricing model for our SaaS products, which we expect will allow us to enhance our margins.

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

Since our founding, we have been able to expand into new geographies and markets. Since 2017, we expanded our operations to 115 cities, however, on account of the Portfolio Optimization Program, certain entities were discontinued and we currently operate in Egypt, KSA, UAE and recently in Kuwait and the UK.

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

We are also subject to a number of laws and regulations specifically governing the internet and mobile devices, and these laws and regulations are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the internet and online offerings, require us to change our business practices or raise compliance costs or other costs of doing business. In particular, if we expand our operations internationally, we expect to become subject to GDPR, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements and significant penalties, and the risk of litigation or other action, for noncompliance. The GDPR has resulted in and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU. As we expand our business internationally, we will become subject to these costs and burdens in an effort to comply with GDPR. In FY 2025, we expanded our operations into the UK market, and thus we are subject to U.K. GDPR and the related costs and burdens to remain compliant.

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

Components of Results of Operations

Revenue

Our revenue consists of two components: (i) a B2C component, representing the gross amount of fares charged to end-users of our platform, not including reductions of end-user discounts and promotions, sales refunds, uncollected cash and Sales waivers (as defined below); and (ii) a B2B component representing contractual smart transportation services for our corporate customer’s employees through ourapplication, which is referred to as TaaS and SaaS, which enables corporate customers to manage their own fleets more efficiently. For further details on our revenue recognition, please see the Revenue details in the subsection “Critical Accounting Estimates” in this Annual Report.

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

Income tax (expense)/benefit

Income tax (expense)/benefit primarily relates to the deferred tax asset created on tax losses incurred by the Company, which can be set off against future taxable income. We have deferred tax asset balances in Egypt and the UAE as carried forward losses from the early years of operation, planned to be utilized against future taxable income.

Loss from the year from discontinued operations

The Group has discontinued various operations in select markets on account of a certain portfolio optimization program during FY 2023 onward, resulting in shareholders approving the sale and discontinuation of certain entities. Some of the entities are still under liquidation and are incurring immaterial administrative costs.

Impact of foreign currency translation

As we have operations in countries with different currencies, foreign currencies have an impact on our results of operations. The main impact of foreign currency fluctuations on us is from the change of value of EGP against the USD.

Comparison of the Year Ended December 31, 2025 and 2024

Results of Operations

The following selected consolidated financial data are derived from our audited financial statements for FY 2025 and FY 2024 and should be read in conjunction with our consolidated financial statements, the related notes and the rest of the section of this Report entitled “Item 5. Operating and Financial Review and Prospects.” The historical results are not necessarily indicative of the results of future operations. For a comparison of FY 2024 to the fiscal year ended December 31, 2023, see our Annual Report on Form 20-F for FY 2024, which was filed with the SEC on April 2, 2025.

	Year Ended December 31

($million)	2025	2024
Continued operations
Revenue	24.17	17.21
Cost of sales	(19.81)	(13.57)
Gross profit	4.36	3.64
General and administrative expenses	(6.8)	(11.1)
Selling and marketing expenses	(0.48)	(0.12)
Charge for provision for expected credit losses	(0.59)	(0.58)
Other provisions	—	(0.56)
Other income	2.98	0.26
Operating (loss)/ profit	(0.49)	(8.49)

Finance income	0.19	0.07
Finance costs	(0.18)	(0.04)
Change in fair value of financial liabilities	1.79	(0.56)
Change in fair value of deferred purchase price	0.16	(1.87)
Change in fair value of employee share scheme reserve	—	(0.18)
Profit/(loss) for the year before tax from continuing operations	1.47	(11.07)
Income tax (expense)/benefit	(0.16)	—
Profit/(loss) for the year from continuing operations	1.31	(11.07)

Discontinued operations
Loss for the year from discontinued operations	(0.00)	0.79
Profit/(loss) for the year	1.31	(10.28)

Other comprehensive income
Exchange difference on translations of foreign operations	0.28	(4.87)
Total comprehensive income/(loss) for the year	1.59	(15.15)

FY 2025 Compared to FY 2024

Revenue

	Year Ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Total Revenue	$24.17	$17.21	40%
Disaggregated by
Business to business	$20.27	$12.98	56%
Business to customers	$3.90	$4.23	(8)%

We disaggregate revenue by the type of customer served as follows: Revenue from B2C, who are individual customers, and revenue from B2B, which are corporates. Below is the disaggregated revenue information for FY 2025 and FY 2024.

B2C revenues for FY 2025 were approximately $3.9 million, a decrease of approximately $0.33 million, or 8%, compared to FY 2024. The decrease in revenue was directly related to the Group's continued strategic focus on higher-margin B2B corporate transportation contracts, resulting in the reduction of certain B2C routes across operating markets.

B2B revenues for FY 2025 were approximately $20.27 million, an increase of approximately $7.29 million, or 56%, compared to FY 2024. The increase in revenue was directly related to the expansion of corporate transportation contracts, driven by the onboarding of new enterprise clients in existing markets such as Egypt and KSA, and the Group's geographic expansion into the UAE.

Cost of Sales

	Year Ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Cost of transportation for B2B	$16.75	$10.65	57%
Cost of transportation for B2C	$3.06	$2.92	5%
Total cost of sales	$19.81	$13.57	46%

Cost of sales for FY 2025 was approximately $19.81 million, an increase of approximately $6.24 million, or 46%, compared to FY 2024. The increase is due to the significant growth in B2B corporate transportation contracts, which drove a 57% increase in B2B transportation costs in line with the expansion of corporate client volumes across existing and newly launched markets.

General and Administrative Expenses

	Year Ended December 31
			FY 2024- FY 2025
($million)	2025	2024	% Change
General and administrative expenses	$6.8	$11.1	(39.3)%

General and administrative expenses for FY 2025 were approximately $6.8 million, a decrease of approximately $4.3 million, or 39.3%, compared to FY 2024. This decrease was primarily due to a $3.7 million reduction in staff costs driven by the non-recurrence of RSUs charges and Board bonus provisions recognized in FY 2024. This decrease was further supported by lower technology and insurance costs aligning with our strategy of focusing on profitable operations and cutting costs, as we have taken initiatives to reduce costs and entered into new agreements with suppliers through procurement efforts to reduce our operating costs.

Sales and Marketing Expenses

	Year Ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Selling and marketing expenses	$0.48	$(0.12)	499%

Our sales and marketing expenses for FY 2025 were approximately $0.48 million, an increase of approximately $0.36 million, or 299%, compared to FY 2024. This increase was primarily driven by the hiring of additional sales personnel to support our business development and client acquisition efforts in the UAE, Kuwait, as well as expanding sales teams in existing markets.

Charge for provision for Expected Credit Losses

	Year ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Charge for provision for expected credit losses	$0.59	$0.58	2%

Charge for provision for expected credit losses for FY 2025 was approximately $0.59 million, an increase of approximately $0.01 million, or approximately 2%, compared to FY 2024. This increase was calculated by our expected credit losses model, the charge is mainly related to our B2C business in Egypt.

Expiration of deferred tax assets

	Year ended December 31
			FY 2024 - FY 2025
($ million)	2025	2024	%Change
Other provisions	$—	$0.56	(100)
**	Percentage not meaningful

Other provisions for FY 2025 were approximately $0 and $0.56 million in FY 2024. These provisions are related to the expiry of certain amounts of our deferred tax assets in Egypt.

Other Income

	Year ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Other income	$2.98	$0.17	*
Waiver of creditor balances	$—	$0.09	*
**	Percentage not meaningful

In FY 2025, other income was approximately $2.98 million, as compared to $0.26 million for FY 2024. The amount in FY 2025 mainly pertains to the recovery of long-outstanding receivables in KSA and Egypt, the expiry of certain warrants related to the Urbvan deferred purchase price on June 30, 2025.

Finance Income

	Year ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Finance income	$0.19	$0.07	172%

Finance income for FY 2025 was approximately $0.19 million, as compared to $0.07 million for FY 2024, an increase of $0.12 million, finance income consists primarily of interest income on cash balances in bank, and the main reason for the increase from FY 2024 to FY 2025 is related to maintaining higher average cash balances throughout the year.

Finance Cost

	Year ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Finance cost	$0.18	$0.04	*	%

Finance costs in FY 2025 were approximately $0.18 million, as compared to $0.04 million for FY 2024. The increase in finance costs from FY 2024 to FY 2025 was primarily related to higher interest expense on the Group's working capital facility with HSBC, which was secured in Q4 2024 and therefore only outstanding for one quarter in FY 2024 compared to a full year in FY 2025.

Gain on disposal of subsidiaries

	Year ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Gain on disposal of subsidiaries	$—	$1.13	(100.00)%

During FY 2025, there were no disposals of subsidiaries. Gain on disposal of subsidiaries for FY 2024 relates to the disposal of subsidiaries in the UAE.

Change in fair value of financial liabilities

	Year ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Changes in fair value of financial liabilities	$1.79	$(0.56)	420%

Change in fair value of financial liabilities for FY 2025 was approximately a gain of $1.79 million, compared to a loss of $0.56 million in FY 2024. This gain is mainly on account of the decrease in the Company's share price from $6.2 per share as of December 31, 2024 to $1.9 per share as of December 31, 2025, which reduced the valuation of the Group's derivative warrant liabilities.

Change in fair value of deferred purchase price

	Year ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Change in fair value of deferred purchase price	$0.16	$(1.87)	108%
**	Percentage not meaningful

Change in fair value of deferred purchase price for FY 2025 was a gain of $0.16 million on account of change in share price, whereas in FY 2024 change was approximately a loss of $1.87 million, on account of change in share price as well.

Change in fair value of employee share - based scheme reserve

	Year ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Change in fair value of employee share based scheme reserve	$—	$0.18	(100)%

Change in fair value of employee share-based scheme reserve for FY 2025 was approximately $0, compared to approximately $0.18 million in FY 2024. The charges in FY 2024 were a result of the remeasurement of certain share-based payment awards held at fair value, with no such instruments outstanding in FY 2025.

Tax

	Year ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Income tax (expense)/benefit	$(0.16)	$—	—%

Income tax expense for FY 2025 was $0.16 million, as compared to $0 in FY 2024. This comprises an income tax benefit of $0.08 million recognized in the UAE on account of losses expected to be recoverable from future taxable income periods, offset by a reversal of $0.23 million of deferred tax assets in Egypt following a reassessment of their recoverability.

Loss from discontinued operations

	Year ended December 31
			FY 2024 - FY 2025
($million)	2025	2024	% Change
Loss from discontinued operations	$0.00	$1.46	*

In FY 2025, loss from discontinued operations was $1,534. Loss from discontinued operations in FY 2024 was approximately $1.46 million, which pertained to the disposal of our Company in the UAE.

Key Performance Indicators and Other Operating Metrics

In addition to our annual consolidated financial statements, which are prepared in accordance with IFRS as issued by the IASB, we use certain key performance indicators and other operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. These metrics are not presentations made in accordance with IFRS and should not be considered alternatives to, or more meaningful than, our IFRS financial measures. Our definitions and calculations of these metrics may differ from similarly titled measures used by other companies, and therefore may not be directly comparable.

The following metrics are presented for the fiscal year ended December 31, 2025 and, where applicable, comparative prior-year figures.

Dollar-Pegged Revenue

Dollar-Pegged Revenue represents revenue generated in currencies that are either the U.S. dollar or pegged to the U.S. dollar, pursuant to official exchange rate mechanisms. For the periods presented, this comprises all revenue denominated in currencies other than the Egyptian Pound (EGP), and the Pound Sterling in the United Kingdom. Dollar-Pegged Revenue is calculated as the sum of revenue recognized in U.S. dollar and dollar-pegged currencies during the period, expressed as a percentage of total IFRS revenue from continuing operations.

During FY2025, Dollar-Pegged Revenue comprised 33.2% of our total revenue, compared to 23.2% in FY2024. We monitor Dollar-Pegged Revenue because a substantial portion of our historical revenue was denominated in Egyptian Pounds, which has steadily experienced significant devaluation against the U.S. dollar. Increasing the proportion of Dollar-Pegged Revenue aims to reduce the Company's exposure to foreign currency translation risk and improve the predictability of U.S. dollar-reported revenue. While certain currencies are officially pegged to the U.S. dollar, pegs may be revised, widened, or abandoned by the applicable monetary authority, and there can be no assurance that such revenue will remain fully protected from currency volatility.

Recurring Revenue

Recurring Revenue represents revenue derived from enterprise clients under contractual arrangements, typically ranging from one to five years in duration. Recurring Revneue is calculated as revenue recognized from corporate contract-based customers during the period, expressed as a percentage of total IFRS revenue from continuing operations. Revenue from individual end-users taking ad-hoc trips on our platform is classified as Transactional Revenue and excluded from this calculation.

During FY2025, Recurring Revenue comprised 84% of total revenue, compared to 75% in FY2024. Recurring Revenue aims at providing better visibility into future periods and reduces exposure to seasonal or discretionary demand variability. We use this metric to assess the predictability and quality of our revenue base and the progress of our strategic shift toward enterprise contracts. However, despite their contractual nature, recurring contracts remain subject to early termination provisions, non-renewal, renegotiation of terms, or customer default. Classification as "Recurring" does not guarantee future revenue recognition or receipt of payment.

Total Sales Backlog

Total Sales Backlog represents the aggregate contractual value of revenue expected to be recognized in future periods from signed customer agreements, plus the estimated value of expected contract renewals based on historical renewal trends of the Company's enterprise client base. Total Sales Backlog is computed as the sum of the remaining contractual revenue under signed enterprise agreements in force as of the reporting date, and management's estimate of expected renewal value based on historical retention and renewal rates applied to contracts reaching renewal within the forward twelve-month period.

During FY2025, Total Sales Backlog was $38.2 million. Total Sales Backlog includes an estimated renewal component that is not contractually committed and is dependent on management assumptions regarding customer retention. Actual revenue realized may differ materially from the backlog amount as a result of contract terminations, renegotiations, customer non-renewal, changes in service scope, foreign exchange fluctuations, and other factors. Total Sales Backlog is not a forecast of revenue and should not be interpreted as such.

Lifetime Value to Customer Acquisition Cost Ratio (LTV:CAC)

LTV:CAC ratio measures the estimated lifetime economic value generated by a corporate client relative to the cost of acquiring that client.

Calculation:

●	Lifetime Value (LTV) is calculated as: (average annual contract value per corporate client) × (estimated average client contract life in years) × (gross margin percentage attributable to such clients).
●	Customer Acquisition Cost (CAC) is calculated as: total selling and marketing expenses attributable to the acquisition of new corporate clients during the period, divided by the number of new corporate clients acquired during the same period.
●	The ratio is computed by dividing LTV by CAC.

During FY2025, LTV:CAC Ratio was 25.7x on a consolidated basis; 37.9x in Egypt; 14.9x in GCC & UK. We use LTV:CAC ratio to evaluate the efficiency of our commercial investments and to benchmark the economic attractiveness of our enterprise client acquisition motion across geographies. LTV:CAC ratio is inherently based on management estimates and assumptions, including estimated client contract life, expected retention, gross margin stability, and appropriate allocation of selling and marketing expenses. Actual lifetime value realized from any individual client or cohort may differ materially from the estimates used. This metric is not intended to forecast future financial performance.

Net Dollar Retention

Net Dollar Retention (NDR) measures the rate at which revenue from the Company's existing corporate client base expands or contracts from one period to the next, net of churn, contraction, and pricing changes, but excluding revenue from clients acquired during the current period. NDR is calculated as revenue recognized during the current period from clients that were active in the prior period divided by revenue recognized from those same clients during the prior period, expressed as a percentage.

During FY2025, NDR was 128% on a consolidated basis; 126% in Egypt; and 135% in GCC & UK. NDR in excess of 100% indicates that expansion within the existing client base exceeds losses from churn and contraction. We use NDR to evaluate the strength of our client relationships, the effectiveness of our cross-sell and upsell efforts, and the underlying health of our recurring revenue base. NDR is calculated on an aggregated corporate client base and does not reflect performance at the individual client level. Past NDR is not indicative of future NDR, and results may vary across geographies, verticals, and economic conditions. The consolidated NDR figure may be influenced by mix effects and may not reconcile arithmetically to region-level NDR figures presented elsewhere.

B. Liquidity and Capital Resources

Overview

Our principal sources of liquidity have been cash and cash equivalents raised from our operating cash flows in Egypt and Kingdom of Saudi Arabia, which partially support the day-to-day business, and from the issuance of shares. Our total assets exceeded our total liabilities by approximately $2.95 million in FY 2025 compared to total liabilities exceeding total assets by $0.68 million in FY 2024. We generated a profit for the year of approximately $1.31 million in FY 2025, compared to a loss of approximately $10.3 million in FY 2024. In addition, we had accumulated losses of approximately $338.5 million and $339.9 million as of December 31, 2025 and December 31, 2024, respectively. To support our business, we have generated net cash flows from financing activities approximating to $1.21 million and $4.04 million during FY 2025 and FY 2024, respectively, through issuance of shares and other equity instruments. We have used net cash flows in investing activities of approximately $0.42 million during FY 2025, compared to generating $0.58 million during FY 2024.

As of December 31, 2025 and 2024, we had cash and cash equivalents of approximately $4.4 million and $4.96 million, respectively. On November 17, 2024, we entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) for a private placement financing with certain investors, including certain members of our Board to purchase $4.7 million of our Class A Ordinary Shares. Under the Securities Purchase Agreement, the investors agreed to purchase 981,211 of the Company’s Class A Ordinary Shares or pre-funded warrants in lieu thereof at a purchase price of $4.79. The investors in the offering also agreed to execute lock up and leak out agreements, pursuant to which they agreed to lock up the securities purchased in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchased for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale.

On February 10, 2025, the investors exercised their right to purchase additional securities pursuant to the Securities Purchase Agreement and purchased additional 417,537 of our Class A Ordinary Shares at a purchase price of $4.79. Such offering resulted in gross proceeds of $2 million. The investors also agreed  to execute lock up and leak out agreements, pursuant to which they agreed to lock up the securities purchase in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchase for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale.

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

Our cash and cash equivalents consist primarily of cash held with banks or other financial institutions, and is not restricted as to withdrawal and use. Our cash and cash equivalents are primarily denominated in USD as well as in local currencies of the markets in which we operate.

We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date of this Annual Report. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated.

	Year ended December 31
($million)	2025	2024
Cash flow (used in)/ from:
Operating activities	$(2.14)	$(3.57)
Investing activities	$0.37	$0.58
Financing activities	$1.21	$4.04
Net (decrease) increase in cash and cash equivalents	$(0.56)	$1.05

Operating Activities

Net cash used in operating activities was $1.35 million in FY 2025, primarily consisting of profit for the year of $1.31 million, adjusted for non-cash items including the reversal of gains on changes in fair value of financial liabilities of $1.79 million and deferred purchase price of $0.16 million, offset by non-cash charges for derivative warrant liabilities issued of $1.18 million, depreciation and amortization of $0.45 million, expected credit losses of $0.59 million, and share-based payments of $0.10 million. The decrease in fair value of financial liabilities from FY 2024 to FY 2025 is on account of the share price decrease from $6.2 to $1.9 on December 31, 2024 and December 31, 2025, respectively. Furthermore, in FY 2025 there was an increase in cash flows used for changes in working capital of $2.84 million in trade and other receivables on account of the increase in B2B revenue, and $0.66 million in accounts payables, accruals and other payables.

Net cash used in operating activities was $3.57 million in FY 2024, primarily consisting of $10.27 million loss for the year before tax adjusted for certain non-cash items. The net change in operating assets and liabilities from FY 2024 to FY 2025 is primarily the result of a gain on disposal of a subsidiary in the amount of $1.13 million, offset by a loss in change in fair value of deferred purchase price and financial liabilities, amounting $2.43 million. This increase is on account of the share price increase from $1.67 to $6.38 on December 31, 2023 and December 31, 2024, respectively. Furthermore, in FY 2025 there was an increase in cash flows from changes in working capital of $2.13 million in trade and other receivables, and $1.48 million in accounts payables, accruals and other payables. Both of these changes are on account of our efforts to increase our cash conversion cycle.

Investing Activities

Net cash used in investing activities was $0.42 million for FY 2025, which primarily consisted of development expenditure on intangible assets of $0.60 million, partially offset by finance income received of $0.19 million.

Net cash used in investing activities was $0.58 million in FY 2024, which primarily consisted of cash received from sub-lease activities.

Financing Activities

Net cash provided by financing activities was $1.21 million for FY 2025, primarily consisting of $2.00 million of proceeds from issuance of other equity instruments, offset by lease liabilities paid during the year which amounted to $0.70 million and finance costs paid of $0.09 million.

Net cash provided by financing activities was $4.04 million for FY 2024, primarily consisting of $2.56 million of share issuance and $1.89 million of proceeds from issuance of other instruments, offset by lease liabilities paid during the year which amounted to $0.41 million.

Holding Company Structure and Dividends

We are a holding company without substantive business operations. We conduct our operations primarily through its subsidiaries in the jurisdictions in which it operates. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

Capital Expenditures

During FY 2025, we incurred capital expenditures of $10,492 related to leasehold improvements and office furniture in our office in Egypt. Our historical capital expenditures are primarily related to additions and purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops. While we are an asset-light business, we expect to moderately increase our capital expenditures to meet the expected growth in scale of our business and as we expand geographically and bolster our existing offerings. We expect that cash received from operating activities and financing activities will be used to meet our capital expenditure and marketing spend needs in the foreseeable future.

Indebtedness

The Group does not currently have any long-term loans or convertible debts outstanding.

Off-Balance Sheet Arrangements

As of December 31, 2025 and December 31, 2024, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2025.

	Payments Due by Period
($million)	<1 year	1-5 years	>5 years	Total
Lease Liabilities Commitments	0.48	0.19	1	1.48
Deferred and Contingent Consideration	0.69	—	—	0.69

Dispositions

Urbvan Disposition

On September 7th, 2023, we entered into a definitive agreement with Kolors Inc. (“Kolors”), a leading transport provider in Latin America, to sale our entire holdings in Urbvan Mobility Ltd. (“Urbvan”), for aggregate gross proceeds of $12 million. Urbvan was acquired by us in July 2022 in an all-share acquisition, and the sale of Urbvan to Kolors is comprised entirely of cash. Pursuant to the agreement, we will receive gross proceeds equal to $12 million for the sale of Urbvan reduced by $2.4 million transaction costs. We received $8.4 million in cash at closing, and the remaining net proceeds which were paid to us over one year. Urbvan constituted 7% of our IFRS revenues as of December 31, 2022. The sale of Urbvan reflects our strategy to focus on higher priority markets.

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

Shotl disposition

Effective February 22, 2023, we and our subsidiary, Swvl Global FZE, entered into a definitive agreement with certain former shareholders (the “Former Shotl Shareholders”) of Shotl Transportation, S.L. (“Shotl”), a private company with limited liability duly incorporated under the laws of Spain, to unwind our previous acquisition of Shotl. Pursuant to the agreement, the Former Shotl Shareholders are not obligated to retransfer or cancel the tranche of their Ordinary Shares already received from the prior acquisition agreement.

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

Creditor Settlement Arrangements

From 2022 onwards, we have entered into settlement arrangements with the parties to reduce aggregate amount of unpaid invoices. The parties offered us a discount of 85% of the original amount owed in return for prompt payment of the new discounted amount. During FY 2023, we entered into 13 settlement arrangement agreements, totaling to $18.7 million of discounted fees. As of the date of this Annual Report, we are still having discussions with other creditors for more extended payment plans and liability discount in an effort to re-capitalize the Group and settle all liabilities that existed before the portfolio optimization program.

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

Revenue

We recognize revenue in accordance with IFRS 15, which we adopted as of January 1, 2019. We derive our revenue principally from end-users who use our platform to access routes predetermined by us. Revenue for transport represents the gross amount of fares charged to the end-user for these services. Our sole performance obligation is to provide transportation services to the end-users by integrating the use of our platform and a network of captains and vehicles registered on the platform. The end-users are charged for using transportation services (i.e. fare charges, net of the discounts and incentives) and are given various incentives (as discussed below). We recognize revenue when its performance obligation towards the end-users has been satisfied (i.e. when the ride is completed). It is at that point in time that the end-user becomes liable to us to transfer the due consideration.

We evaluate the presentation of revenue on a gross versus net basis based on whether we control the service provided to the end-user and are the principal in the transaction (gross), or whether we arrange for other parties (operators and individual captains) to provide the service to the end-user and is the agent in the transaction (net). We consider ourselves a principal for the transportation services because it controls the services provided to riders.

End-user discounts and promotions

We offer discounts and promotions to end-users to encourage the use of our transportation services. These discounts and promotions are offered in various forms and include:

●	Targeted end user discounts and promotions. These discounts and promotions are offered to specific end-users in a market with a goal to acquire, re-engage or increase the end-users’ use of the platform. Because the end-user does not provide us with a distinct goods or services against these promotions and discounts, we deduct the amount of these promotions and discounts from the transaction price when recognizing revenue.

●	Free credits. We provide end-users booking intercity routes using Swvl’s Travel platform with free credits to encourage bookings of a two-way trip between origin and destination cities. Under Swvl’s free credit program, a credit is transferred to an end-user’s wallet on our application after the completion of the first trip. that the end-user can then consume while paying for the return trip. Because we provide the discount that is to be used in the future by the end-user, the free credit is recognized as a liability until it is redeemed by the end-user or the validity period of such credit lapses. However, this liability is not recognized when it is immaterial.
●	End-user referrals. End-user referrals are earned when an existing end-user (the “Referring end-User”) refers a new end-user (the “Referred End-User”) to our platform and the Referred End-User books their first ride on the platform. These referrals are typically paid in the form of a credit given to the Referring End-User. The Referring End-User is deemed to provide growth and marketing services to us as it provides a distinct good or service against the end-user referral discounts. As a result of this, the end-user referrals are recognized as sales and marketing costs.
●	Market-wide promotions. Market-wide promotions reduce the end-user fare charged for all or substantially all rides in a specific market in the form of discounts. As a result, we recognize the cost of these promotions as a reduction of revenue when the ride is completed.

Deferred tax

As we are incorporated in the BVI, our profits from operations are not subject to taxation. However, certain subsidiaries of us are based in taxable jurisdictions such as Egypt and the UAE, where they are liable for tax.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this Annual Report:

Name	Age	Position(s)
Executive Officers
Mostafa Kandil	33	Chief Executive Officer, Chairman
Ahmed Misbah	30	Chief Financial Officer

Non-Employee Directors
Dany Farha	52	Lead Independent Director
Esther Dyson	72	Independent Director
Victoria Grace	48	Independent Director
Ahmed Sabbah	31	Director
Ayman Ismail	62	Independent Director
Youssef Salem	33	Director

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

Ahmed Misbah has served as its Chief Financial Officer since February 2025. Prior this role, Mr. Misbah has been an integral part of Swvl’s finance leadership since June 2021, having served as Group Finance Manager, Head of Finance, and Director of Finance. During his tenure, he has played a pivotal role in overseeing accounting, reporting, cash management, budgeting, treasury, tax, and compliance across Swvl’s global operations. Mr. Misbah has played a key role in the Company's successful milestones, including the pricing of $6.7 million private placements in FY 2024 and FY 2025, and securing sustainable finance with HSBC Bank. Mr. Misbah has also been a key player in Swvl’s Nasdaq listing via a Special Purpose Acquisition Company transaction and led Swvl’s first phase of the portfolio optimization plan, which turned us and our subsidiaries profitable 18 months ahead of schedule. Prior to joining Swvl, Mr. Misbah served as associate and senior associate in PricewaterhouseCoopers. Mr. Misbah graduated from the American University in Cairo in 2018 with a Bachelor’s Degree in Accounting.

Ahmed Sabbah was a co-founder of Swvl and has served on the Board since 2018. Between 2017 and January 2021, Mr. Sabbah was the Chief Technology Officer of Swvl. In February 2021, Mr. Sabbah co-founded Telda, a financial technology company aimed at improving the payment and peer-to-peer money transfer experience in the Middle East and North Africa. Mr. Sabbah currently serves as the Managing Director and Chief Executive Officer of Telda. Mr. Sabbah is a graduate of The German University in Cairo.

Non-Employee Directors

Dany Farha has served on the Board since February 2018. Mr. Farha is the co-founder, Chief Executive Officer and Managing Partner at BECO Capital Investment LLC, a venture capital firm that provides early stage growth capital and hands-on operational support for technology companies in the Middle East and North Africa. At BECO Capital, he is responsible for investment decisions, fundraising and general management of the firm. Mr. Farha also currently serves as a director on the boards of Kitopi, PropertyFinder International Ltd., North Ladder and DrBridge Holding Ltd. Mr. Farha is a graduate of UCL in London in Management Sciences and Finance.

Esther Dyson has served on the Board since April 2018. Ms. Dyson is the active executive founder of the nonprofit project Wellville and is a leading angel investor focused on technology and other core sectors, with notable investments including 23andMe (former board member), Evernote (former board member), Flickr, Ilara Health, Meetup (former board member), Omada Health, ProofPilot, Square, WPP Group (former board member) and Yandex (board member). Ms. Dyson is also an accomplished journalist, author, commentator, and philanthropist. Ms. Dyson was Founding Chair of ICANN (Internet Corporation for Assigned Names and Numbers) from 1998 to 2000 and currently sits on the boards of the Long Now Foundation, Open Corporates and The Commons Project. Ms. Dyson’s prior experience also includes working as a securities analyst for New Court Securities and then Oppenheimer & Co. from 1977 to 1982, where she covered companies in technology and logistics, including the startup Federal Express. Ms. Dyson is also author of the bestselling, widely translated 1996 book “Release 2.0: A Design for Living in the Digital Age.”

Victoria Grace has served on the Board since March 2022. Ms. Grace was formerly SPAC’s Chief Executive Officer. Ms. Grace is a founding partner of Colle Capital Partners I, LP, an opportunistic, early stage technology venture fund and Chief Executive Officer and Director of Queen’s Gambit Growth Capital II. Prior to founding Colle Capital, Ms. Grace was a partner at Wall Street Technology Partners LP, a mid-stage technology fund, from November 2000 to February 2014, and a director of Dresdner Kleinwort Wasserstein Private Equity Group from November 2000 to October 2004. In addition, Ms. Grace co-founded, co-managed and served as President of Work It, Mom! LLC, a network site for professional moms with an advertising revenue model from 2007 until its merger with another content company in 2012. She also served on the board of directors of VNV Global Ltd., an investment company with a focus on companies with network effects. Ms. Grace has worked with, and made investments in a broad range of companies, including enterprise software, wireless technologies, medical devices, health IT, FinTech, hardware, virtual reality and D2C retail companies. Notable investments that Ms. Grace either led or worked closely with include Apriso (acquired by Dassault Systemes), AZA Group (formerly BitPesa Ltd.), Lon, Inc. (d/b/a Bread) (acquired by Alliance Data Systems Operations), CargoX Ltd., Concourse Global Enrollment, Inc., Health Platforms Inc. (Doctor.com) (acquired by Press Ganey Associates LLC), EnsoData Inc., Hyliion Inc. (NYSE: HYLN), Maven Clinic Co., MaxBone, Inc., MetaStorm Inc. (acquired by OpenText Corporation), Netki, Inc., Numan, Parkside Securities, Inc., QMerit, Inc., Radar, Sensydia Corporation, Skopenow, Inc., Swiftmile, Inc., Syft (acquired by Recruit Holdings Co Ltd., owner of indeed.co.uk) and Vergent Bioscience, Inc. Ms. Grace received her Bachelor of Arts in economics and biochemistry from Washington University in St. Louis in 1997.

Ayman Ismail has served on the Board since May 2023. Mr. Ismail served as the Founding Chairman of Egypt New Administrative Capital. He is an accomplished executive with over 30 years’ experience across large multinationals in leadership roles. Previously, he worked with Pepsi as President, North Africa, and Chairman and Chief Executive Officer, with approximately 10,000 employees where he established the joint venture with El Maraay to enter the dairy market. Prior to Pepsi, Mr. Ismail served in a senior position with Procter & Gamble across Europe and Americas, responsible for significant transactions, such as its acquisition of Gillette. Mr. Ismail is a graduate of Harvard University and served as Chairman of the Board - Endeavor Egypt.

Youssef Salem has served on the Board since February 2024. Mr. Salem previously served as Swvl’s Chief Financial Officer from September 1, 2021 to March 31, 2023, where he led accounting, tax, treasury, financial planning and analysis functions. From October 2023 until the present, Mr. Salem has served as Chief Financial Officer of ADNOC Drilling. Prior to joining Swvl, Mr. Salem spent nine years in investment banking at Moelis & Company and QInvest LLC, where he executed M&A, capital raises and other financing transactions across numerous sectors, including infrastructure, technology, media and telecommunications, financial services and real estate. Mr. Salem was previously an Adjunct Professor of Practice at the American University in Cairo. Mr. Salem received a Bachelor of Science in Actuarial Science from the American University in Cairo and is a CFA Charter-holder and Fellow of the Society of Actuaries.

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

On February 4, 2025, the Board appointed Ahmed Misbah to serve as the Chief Financial Officer of the Company.

B. Compensation

Swvl Executive and Senior Management Team Compensation

The following table presents all compensation paid by us to our officers for the year ended December 31, 2025.

All amounts reported in the tables below reflect the cost to the Company, in U.S. Dollars, for the year ended December 31, 2025.

(Dollars in thousands)	All individuals
Base salary	$453,370
Bonuses	$-
Additional benefit payments	$25,135
Total cash compensation	$478,505

Director Compensation

We do not pay any compensation to our directors who are our executives or employees. For non-executive/employee directors, we reimburse reasonable expenses incurred by such directors in connection with attending meetings. Additionally, in FY 2025, we issued warrants to purchase up to 322,535 ordinary shares to our independent directors as compensation with an exercise price of $4.79 per warrant.

Aggregate Equity Award Information as of December 31, 2025 for directors and senior management

Our directors, executives and senior management held 30,000 Swvl Options (both vested and unvested) as of December 31, 2025 at an exercise price of $0.001, and expiration dates that are ten years following their original grant date (subject to earlier expiration as described below).

Swvl 2019 Share Option Plan

Our Board adopted the 2019 Share Option Plan, in order to offer persons selected by our Board an opportunity to acquire a proprietary interest in our success, or to increase such interests by acquiring our Common Shares B. The 2019 Plan provides for the grant of options to purchase our Common Shares B (“Swvl Options”). Eligible employees, consultants, advisors and/or directors of us, our parent or applicable subsidiary were eligible to participate in the 2019 Plan.

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

Swvl 2021 Omnibus Incentive Compensation Plan

Our Board adopted, and our shareholders approved, the 2021 Plan in order to give us a competitive advantage in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The 2021 Plan, which superseded the 2019 Plan upon its effectiveness, permits the grant of options to purchase our Securities, stock appreciation rights, restricted shares, restricted stock units (“RSUs”), other equity or equity related awards in each case, in respect of our Securities and cash incentive awards, thus enhancing the alignment of employee and shareholder interests. The 2021 Plan replaced the 2019 Plan upon its effectiveness and no further grants will be made under the 2019 Plan.

The initial share limit under the 2021 Plan is 644,651 post reverse share split. Such share limit has been and will continue to increase annually on the first day of each fiscal year beginning FY 2023 by the number of our Securities equal to the lesser 5% of (i) the total outstanding Securities on the last day of the prior fiscal year or (ii) such lesser amount determined by the Board.

Employment Arrangements with Swvl Executive Officers

We have entered into written employment or service agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into our standard form of indemnification agreement, in the form incorporated by reference into this Annual Report, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. Certain of our executive officers are party to employment agreements with us or our subsidiaries. Please see the section entitled “Item 7. Major Shareholders and Related Party Transactions.”

C. Board Practices

Board Composition

On May 17, 2023, our Board resolved to reduce the size of the Board to seven members, subject to a future Board resolution to increase or further decrease the size of the Board.

Our Board is divided into three classes with staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

●	the Class I directors are Esther Dyson, Ahmed Sabbah and Ayman Ismail and their terms will expire at the annual general meeting of shareholders to be held in 2028;
●	the Class II director is Youssef Salem and his term will expire at the annual general meeting of shareholders to be held in 2028; and
●	the Class III directors are Mostafa Kandil, Victoria Grace and Dany Farha and their terms will expire at the annual general meeting of shareholders to be held in 2028.

Directors in a particular class are elected for three-year terms at the annual general meeting of shareholders in the year in which their terms expire. As a result, only one class of directors is elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

Our Articles provide that only the Board can fill vacant directorships, including newly-created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

Director Independence

Each member of the Board, other than Mostafa Kandil, Ahmed Sabbah and Youssef Salem, qualifies as independent, as defined under the listing rules of Nasdaq.

Board Committees

Our Board has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Our Board may also establish from time to time any other committees that it deems necessary or desirable. Our Board and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our Board delegates various responsibilities and authority to its committees as generally described below. The committees regularly report on their activities and actions to the full Board. Each member of each committee of our Board is qualified as an independent director in accordance with the listing standards of the Nasdaq. Each committee of our Board has a written charter approved by our Board. Copies of each charter are posted on Swvl’s website at www.swvl.com. The inclusion of our website address in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report. Members serve on these committees until their resignation or until otherwise determined by our Board.

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

Our audit committee assists the Board with its oversight of the following: the integrity of our financial statements. Our compliance with legal and regulatory requirements; the qualifications, independence and performance of the independent registered public accounting firm; and the design and implementation of our internal audit function and risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into certain aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. Our audit committee reviews and oversees all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our compensation committee are Mr. Farha and Ms. Grace. Mr. Farha is the chairman of the compensation committee. Each member of our compensation committee is considered independent under the rules and regulations of the SEC and the listing rules of the Nasdaq applicable to compensation committee members. Our compensation committee assists the Board in discharging certain of our responsibilities with respect to compensating our executive officers, and the administration and review of our incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been a member of the Board or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our Board or compensation committee.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee comprise of Ms. Dyson. Our nominating and corporate governance committee assists our Board with its oversight of and identification of individuals qualified to become members of our Board, consistent with criteria approved by our Board, and selects, or recommends that our Board selects, director nominees, develops and recommends to our Board a set of corporate governance guidelines and oversees the evaluation of our Board.

D. Employees

As of December 31, 2025, we had 324 full-time (or full-time equivalent) employees: 25 employees based in the KSA, 20 in the UAE, 13 in remote locations and 266 in Egypt. None of our employees are represented by a labor union, and we consider our relations with employees to be good. To date, we have not experienced any work stoppages.

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Annual Report.

Beneficial ownership is determined in accordance with the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options that are currently exercisable or exercisable within 60 days. Percentage of shares beneficially owned is based on 9,964,344 Ordinary Shares outstanding on December 31, 2025.

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

	Swvl	% of Swvl’s
	Ordinary	Ordinary
Beneficial Owner	Shares	Shares
Holders of 5% or more of our voting Securities:
Memphis Equity Ltd. (2) (5) (6)	715,723	7.18%
VNV (Cyprus) Limited (3) (7)	578,497	5.81%

Directors and Executive Officers of Swvl: (4)
Mostafa Kandil (6) (8)	2,318,820	23.27%
Youssef Salem (10)	558,840	5.61%
Victoria Grace (1)	400,000	4.01%
Esther Dyson	55,163	0.55%
Ayman Ismail	11,295	0.11%
Dany Farha (2) (5)	—	-%
Ahmed Misbah	—	-%
Ahmed Sabbah	—	-%
All Directors and Executive Officers of Swvl as a Group (Eight Individuals)	4,638,338	46.5%
*	Less than one percent.

(1)	Victoria Grace is the managing member of Queen’s Gambit Holdings LLC, which holds 345,000 Ordinary Shares and 237,333 Sponsor Warrants. Queen’s Gambit Holdings LLC is the record holder of such shares.
(2)	Investment and voting decisions for Securities held by Memphis Equity Ltd. are made by the investment committee of Memphis Equity Ltd., which, we have been informed by Memphis Equity Ltd., consists of Dany Farha and Yousef Hammad.
(3)	Investment and voting decisions for Securities held by VNV (Cyprus) Limited are made by a majority of the members of the board of directors of VNV (Cyprus) Limited, which we have been informed by VNV (Cyprus) Limited, is comprised of Boris Sinegubko, Eleni Chrysostomides, Georgia Chrysostomides and Chrystalla Dekatris.
(4)	The business address for each of our director and executive officer is The Offices 4, One Central, Dubai World Trade Centre, Dubai, UAE.
(5)	Consists of 715,723 Ordinary Shares held by Memphis Equity Ltd. and deemed beneficially owned by Mr. Farha as a result of his membership on the investment committee of Memphis Equity Ltd.
(6)	Party to the Shareholders’ Agreement, which is filed as Exhibit 4.6 to this Report.
(7)	The number of Ordinary Shares beneficially owned by VNV (Cyprus) Limited is based on the information disclosed on the Schedule 13D filed with the SEC on April 8, 2022.
(8)	The number of Ordinary Shares beneficially owned by Mostafa Kandil is based on the information disclosed on the Schedule 13D filed with the SEC on February 15, 2024
(9)	The number of Ordinary Shares beneficially owned by Queen’s Gambit Holdings LLC is based on the information disclosed on the Schedule 13D filed with the SEC on April 7, 2022.
(10)	The number of Ordinary Shares beneficially owned by Youssef Salem is based on the information disclosed on the Schedule 13D filed with the SEC on May 20, 2024.

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

VNV (Cyprus) Loan

VNV (Cyprus) is one of our major shareholders with current percentage ownership of 5.81% (578,497 Common A shares). On June 30, 2023, we entered into a loan agreement with VNV for the express purpose of extending the term of coverage under the Directors’ and Officers’ liability insurance. The loan amount is $0.13 million with an interest of 10 per cent per annum. The loan was fully repaid in December, 2023.

Payment on Behalf Board Members

The Board members Ayman Ismail, Esther Dyson, Victoria Grace and Dany Farha agreed on June 30, 2023 to collectively pay on behalf of us an amount of $0.5 million in aggregate ($0.13 million for each) for the express purpose of extending the term of coverage under the Directors’ and Officers’ liability insurance. The amount paid on behalf of us was reimbursed to the mentioned Board members upon the closing sale of our subsidiary in Mexico.

Registration Rights

In connection with the Business Combination, on July 28, 2021, Swvl, SPAC, Queens Gambit Holdings LLC (the “Sponsor”) and certain of our security holders (the “Registration Rights Holders”) entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, within 20 business days after the consummation of the Business Combination, we are required to (a) file with the SEC a registration statement (the “Resale Registration Statement”) registering the resale of certain of our Securities held by the Registration Rights Holders and (b) use its reasonable best efforts to cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. Under the Registration Rights Agreement, the Registration Rights Holders may demand up to (i) three underwritten offerings and (ii) within any 12-month period, two block trades or “at-the-market” or similar registered offerings of the securities held by the Registration Rights Holders through a broker or agent. The Registration Rights Holders are also entitled to customary piggyback registration rights.

PIPE Financing

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

On February 10, 2025, the investors exercised their right to purchase additional securities pursuant to the Securities Purchase Agreement and purchased additional 417,537 of our Class A Ordinary Shares at a purchase price of $4.79. Such offering resulted in gross proceeds of $2 million. The investors also agreed  to execute lock up and leak out agreements, pursuant to which they agreed to lock up the securities purchase in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchase for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale.

Employment Agreement with Mr. Mostafa Kandil

On July 28, 2021, we and Swvl Global FZE entered into an employment agreement with Mostafa Kandil, pursuant to which, in connection with the consummation of the Business Combination, Mr. Kandil commenced service as our Chairman and Chief Executive Officer and Swvl Global FZE’s manager. Mr. Kandil’s employment agreement provides for, among other things, an annual base salary of $650,000 per year, an annual performance based cash bonus in a targeted amount equal to 100% of his annual base salary, an initial grant of options to purchase our Ordinary Shares with an aggregate financial accounting grant date fair value equal to $650,000 and a grant of RSUs with an aggregate value of $1,600,000 based on the closing price of our Ordinary Shares on the grant date. Mr. Kandil’s employment agreement further provides that if Mr. Kandil’s employment is terminated by us other than for cause, death or disability or, by Mr. Kandil for good reason (each as defined in Mr. Kandil’s employment agreement), subject to Mr. Kandil’s execution and non-revocation of a release of claims, Mr. Kandil will be entitled to receive (i) one time (and in the case of such qualifying termination within two years following a change in control, two times) the sum of his annual base salary and his annual bonus earned in respect of the fiscal year ending immediately prior to the effective termination date, (ii) payment of a pro rata portion of his annual bonus in respect of the fiscal year in which such termination or resignation occurs, (iii) payment of any unpaid annual bonus earned for the year prior to the year of termination or resignation and (iv) full acceleration of the equity awards granted to him in connection with the commencement of his employment as summarized in the paragraph immediately above. Mr. Kandil is subject to non-competition and non-solicitation covenants during his employment and for a period of one-year following termination of employment and non-disparagement and confidentiality covenants during and following termination of his employment.

On December 26, 2023, we and Swvl Global FZE executed an amendment to Mr. Kandil’s employment agreement pursuant to which his annual base salary was reduced to $327,000.

On December 26, 2023, our Board approved a grant of RSUs to our Chief Executive Officer, Mostafa Kandil, and its former Chief Financial Officer, Youssef Salem. Mr. Kandil was issued 1,758,242 RSUs and Mr. Salem was issued 557,692 RSUs, each vesting on March 31, 2024. The RSUs were issued pursuant to their respective employment agreements with us and were issued in consideration for services provided to us or our affiliates.

Employment Agreement with Mr. Abdullah Mansour

On April 1, 2023, we and Swvl For Smart Transport Applications and Services LLC entered into an employment agreement with Abdullah Mansour to commence service as our Interim Chief Financial Officer for an indefinite period (the “Mansour Employment Agreement”). The Mansour Employment Agreement provides for, among other things, an annual base salary of $38,710 to be paid to Mr. Mansour per year. Mr Mansour is subject to non-competition and non-solicitation covenants during his employment and for a period of one-year following termination of employment and non-disparagement and confidentiality covenants during and following termination of his employment. Mr. Abdullah Mansour has resigned from his role on February 5, 2025.

Employment Agreement with Mr. Ahmed Misbah

On February 5, 2025, we entered into an employment agreement with Ahmed Misbah to commence service as our Chief Financial Officer for an indefinite period. The employment agreement provides for, among other things, an annual base salary of $114,363 to be paid to Mr. Misbah per year. Mr Misbah is subject to non-competition and non-solicitation covenants during his employment and for a period of one-year following termination of employment and non-disparagement and confidentiality covenants during and following termination of his employment.

Grant of Stock Options to Executive Officers and Directors

On October 1, 2024, we granted Mr. Ahmed Misbah, an Option Award to purchase 20,000 shares at an exercise price of $0.001 per share, subject to a four-year vesting term, with 25% of the shares underlying such applicable grant vesting on the first anniversary of the grant date, and the remainder vesting in 12 equal quarterly installments following such anniversary and subject to Mr Misbah’s continued employment as discussed in the section of this Report entitled “Item 6. Directors, Senior Management and Employees-Compensation- Swvl 2021 Omnibus Incentive Compensation Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. In 2023, Marfina S.L and Camina Lab S.L, who are both former shareholders of Shotl Transportation S.L have brought a claim against Swvl Global FZE and Swvl Inc, to pay them a sums of $0.63 million. As of the date of this Annual Report, the litigation is on-going. We are currently not a party to any other actions, claim, suit or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations.

Dividends and Distributions

We have never declared or paid any dividends on our Ordinary Shares and presently do not expect to declare or pay such dividends in the foreseeable future and expect to reinvest all undistributed earnings to expand our operations, which we believe would be of the most benefit to our shareholders. The declaration of dividends, if any, will be subject to the discretion of our Board, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others.

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

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our Public Company Articles. The summary does not purport to be a summary of all of the provisions of our Public Company Articles. Please refer to our Public Company Articles, incorporated by reference into this Annual Report, for more information.

We are a BVI company limited by shares and its affairs are governed by our Public Company Articles and the BVI Companies Act (the “BVI Companies Act”) (each as amended or modified from time to time). Under our Public Company Articles, and subject to the BVI Companies Act, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges.

Authorized Shares

Our Public Company Articles authorize the issuance of up to 75,000,000 shares, consisting of (a) 20,000,000 Ordinary Shares, par value $0.0025 per share, and (b) 55,000,000 preferred shares, par value $0.0001 per share. All outstanding Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates representing Ordinary Shares are issued in registered form.

All options, regardless of grant dates, will entitle holders to an equivalent number of Ordinary Shares once the vesting and exercising conditions are met.

Key Provisions of our Public Company Articles and BVI Law Affecting our Ordinary Shares or Corporate Governance

Voting Rights

The holders of Ordinary Shares securities are entitled to one vote per share on all matters to be voted on by shareholders. Our Public Company Articles do not provide for cumulative voting with respect to the election of directors.

Transfer

All Ordinary Shares are issued in registered form and may be freely transferred under our Public Company Articles, unless any such transfer is restricted or prohibited by another instrument, Nasdaq rules or applicable securities laws.

Under the BVI Companies Act, shares that are listed on a recognized exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to our Public Company Articles.

Among other things, certain of our shareholders, pursuant to the lock-up agreements entered into in connection with the Business Combination and the Sponsor Agreement, may not transfer their Ordinary Shares during the 6 or 12 month period (as applicable) following consummation of the Business Combination. Additionally, any of our Securities received in the Business Combination by persons who are or become affiliates of us for purposes of Rule 144 under the Securities Act may be resold only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of us generally include individuals or entities that control, are controlled by or are under common control with, we and may include our directors and executive officers, as well as our significant shareholders.

Redemption Rights

The BVI Companies Act and our Public Company Articles permit us to purchase its own shares with the prior written consent of the relevant members, on such terms and in such manner as may be determined by our Board and by a resolution of directors and in accordance with the BVI Companies Act.

Dividends and Distributions

Pursuant to our Public Company Articles and the BVI Companies Act, our Board may from time to time declare dividends and other distributions, and authorize payment thereof, if, in accordance with the BVI Companies Act, our Board is satisfied that immediately after the payment of any such dividend or distribution, (a) the value of our assets exceeds our liabilities and (b) we are able to pay our debts as they fall due. Each of holder of Ordinary Shares has equal rights with regard to dividends and to distributions of the surplus assets of us, if any.

Other Rights

Under our Public Company Articles, the holders of our Securities are not entitled to any preemptive rights or anti-dilution rights. Our Securities are not subject to any sinking fund provisions.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our Board may from time to time make calls upon members for any amounts unpaid on their Ordinary Shares in a notice served to such members at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Issuance of Additional Shares

Our Public Company Articles authorize our Board to issue additional Ordinary Shares from time to time as the Board shall determine, subject to the BVI Companies Act and the provisions, if any, in our Public Company Articles (and to any direction that may be given by us in general meeting) and, where applicable, the rules and regulations of any applicable exchange, the SEC and/or any other competent regulatory authority and without prejudice to any rights attached to any existing shares.

However, under BVI law, our directors may only exercise the rights and powers granted to them under our Public Company Articles for a proper purpose and for what they believe in good faith to be in our best interests.

Meetings of Shareholders

Under our Public Company Articles, we may, but is not obligated to, hold an annual general meeting each year. Our Board or the chair, if in office, may call an annual general meeting or an extraordinary general meeting upon not less than seven (7) days’ notice unless such notice is waived in accordance with our Public Company Articles. A meeting notice must specify the place, day and hour of the meeting and the general nature of the business to be conducted at such meeting. At any general meeting of our shareholders, a majority of the voting power of our shares entitled to vote at such meeting shall constitute a quorum. Subject to the requirements of the BVI Companies Act, only those matters set forth in the notice of the general meeting or (solely in the case of a meeting convened upon a Swvl Members’ Requisition (as defined below)) properly requested in connection with a Members’ Requisition may be considered or acted upon at a meeting of our shareholders.

Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Under our Public Company Articles, shareholders have the right to call extraordinary general meetings of shareholders (a “Swvl Members’ Requisition”). To properly call an extraordinary general meeting pursuant to a Swvl Members Requisition, (a) the request of shareholders representing not less than 30% of the voting power represented by all issued and outstanding shares of us in respect of the matter for which such meeting is requested must be deposited at our registered office and (b) the requisitioning shareholders must comply with certain information requirements specified in our Public Company Articles.

In connection with any meeting of shareholders, the right of a shareholder to bring other business or to nominate a candidate for election to our Board must be exercised in compliance with the requirements of our Public Company Articles. Among other things, notice of such other business or nomination must be received at our registered office not later than the close of business on the date that is 120 days before, and not earlier than the close of business on the date that is 150 days before, the one-year anniversary of the preceding year’s annual general meeting, subject to certain exceptions.

Liquidation

On a liquidation or winding up of us, assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of Ordinary Shares on a pro rata basis.

Inspection of Books and Records

A member of us is entitled, on giving written notice to us, to inspect (a) our Public Company Articles; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to our Public Company Articles, the directors may, if they are satisfied that it would be contrary to the interests of us to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

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

Preference Shares

Our Public Company Articles provide that preference shares may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series by an amendment to Our Public Company Articles to be approved by the Board. The Board is able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of Ordinary Shares and could have anti-takeover effects. The ability of our Board to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preference shares issued and outstanding at the date of this Annual Report. Any amendment to our Public Company Articles by the Board in order to assign rights to any preference shares and the issuance of such preference shares would be subject to applicable directors’ duties.

Anti-Takeover Provisions

Some provisions of our Public Company Articles may discourage, delay or prevent a change of control of us or management that members may consider favorable, including, among other things:

●	a classified Board with staggered, three-year terms;
●	the ability of our Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, potentially without shareholder approval;
●	the right of Mostafa Kandil to serve as Chair of the Board so long as he remains Chief Executive Officer of us and to serve as a director so long as he beneficially owns at least 1% of our outstanding shares;
●	until the completion of our third annual meeting of shareholders following the consummation of the Business Combination, commitments by major shareholders to vote in favor of the appointment of our designees to the Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Board, subject to specified conditions);
●	the limitation of liability of, and the indemnification of and advancement of expenses to, members of the Board;
●	advance notice procedures with which shareholders must comply to nominate candidates to the Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in the Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of us;
●	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;
●	that shareholders may not act by written consent in lieu of a meeting or call extraordinary meetings;
●	the right of the Board to fill vacancies created by the expansion of the Board or the resignation, death or removal of a director; and
●	that our Public Company Articles may be amended only by the Board or by the affirmative vote of holders of a majority of not less than 75% of the voting power of all of the then-outstanding shares of Swvl.

However, under BVI law, the directors of us may only exercise the rights and powers granted to them under our Public Company Articles for a proper purpose and for what they believe in good faith to be in the best interests of us.

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

Definitive Agreement for the Disposition of Urbvan

On September 7, 2023, we entered into a definitive agreement with Kolors, a leading transport provider in Latin America, to sell our entire holdings in Urbvan, for aggregate gross proceeds of $12 million (9.1 net of all selling costs). Urbvan was acquired by us in July 2022 in an all-share acquisition, and the sale of Urbvan to Kolors is comprised entirely of cash. Pursuant to the agreement, we will receive $12 million for the sale of Urbvan, of which $9.5 million in cash was paid at closing, and $2.5 million to be paid over one year. Urbvan constituted 7% of our IFRS revenues as of December 31, 2022. The sale of Urbvan reflects our strategy to focus on higher priority markets.

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

G4S Agreement

On November 21, 2024, we entered into a three-year contract with almajal G4S (“G4S”), a leading facility management provider in KSA. This collaboration will enable us to deliver innovative SaaS-based mobility solutions that boost G4S’s fleet efficiency, driving operational excellence and enhancing service quality across the Kingdom. The scope of this agreement covers operations across multiple cities in KSA, including Riyadh, Jeddah, and Dammam, with over 14,000 trips performed monthly. It aims to enhance fleet operations by creating and optimizing routes, tracking the fleet in real time, and providing advanced analytics on fleet performance, which would drive greater efficiency and deliver significant cost reductions to G4S. Under the terms of the agreement, we will provide G4S a SaaS platform designed for enterprises that own and operate fleets. Our  Mobility Platform offers a complete suite of products to streamline fleet management, ensuring fleet operators, captains, and riders have the necessary tools for seamless operations and an improved transportation experience.

We have otherwise not entered into any material contracts in the two years immediately preceding the date of this Annual Report other than in the ordinary course of business, and other than those described in this Annual Report in the sections entitled “Item 4. Information on the Company,” “Item 7.B Related Party Transactions” or elsewhere in this Annual Report.

D. Exchange Controls

There are currently no laws of the BVI, decrees, regulations or other legislation limit the import or export of capital or the payment of dividends to shareholders who do not reside in the BVI.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including BVI, or other taxing jurisdiction.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations for U.S. Holders (as defined below) of the ownership and disposition of Ordinary Shares and Warrants. For purposes of this discussion, a “Holder” is a beneficial owner Ordinary Shares or Warrants. This discussion applies only to Ordinary Shares and Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the provisions of the Code, U.S. Treasury regulations (“Treasury Regulations”), administrative rules, and judicial decisions, all as in effect on the date of this Report, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could significantly alter the tax considerations described herein. We have not sought any rulings from the IRS with respect to the statements made and the positions or conclusions described in this summary. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that your tax advisor, the IRS, or a court will agree with such statements, positions, and conclusions.

This summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws, or any tax treaties. Furthermore, this discussion does not address all U.S. federal income tax considerations that may be relevant to particular holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules under the U.S. federal income tax laws, such as:

●	banks, insurance companies, or other financial institutions;
●	tax-exempt or governmental organizations;
●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);
●	dealers in securities or foreign currencies;
●	persons whose functional currency is not the U.S. dollar;
●	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;
●	persons deemed to sell Ordinary Shares or Warrants under the constructive sale provisions of the Code;
●	persons that acquired Ordinary Shares or Warrants through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
●	persons that hold Ordinary Shares or Warrants as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;
●	certain former citizens or long-term residents of the U.S.;
●	except as specifically provided below, persons that actually or constructively own 5% or more (by vote or value) of any class of shares of the Company;
●	holders of Sponsor Warrants;
●	the Company’s officers or directors; and
●	holders who are not U.S. Holders.

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

U.S. Holder Defined

For purposes of this discussion, a “U.S. Holder” is a Holder that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the U.S.;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Passive Foreign Investment Company Rules

Adverse U.S. federal income tax rules apply to U.S. persons that hold shares in a foreign (i.e., non-U.S.) corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either (a) at least 75% of its gross income for such taxable year consists of passive income (e.g., dividends, interest, rents (other than rents derived from the active conduct of a trade or business), and gains from the disposition of passive assets); or (b) the average percentage (ordinarily averaged quarterly over the year) by value of its assets during such taxable year that produce or are held for the production of passive income is at least 50%.

Because PFIC status is based on income, assets and activities for the entire taxable year and because our revenue production is uncertain, it is not possible to determine PFIC status for any taxable year until after the close of the taxable year. There can be no assurance that we will not meet the PFIC income or asset test for the current taxable year or any future taxable year. If we are a PFIC for any taxable year in which a U.S. Holder held Ordinary Shares or Warrants, we will be treated as a PFIC for subsequent years even if we would not be classified as a PFIC in those years.

If we are treated as a PFIC for any taxable year during which a U.S. Holder held Ordinary Shares or Warrants, a U.S. Holder would be subject to significant adverse tax consequences, including interest charges and additional taxes, on certain excess distributions, sales, exchanges, or other dispositions of Ordinary Shares and certain transactions involving our subsidiaries that are themselves PFICs. A U.S. Holder may mitigate certain, but not all, of these adverse consequences by timely making certain elections with respect to its Ordinary Shares. In this regard, there can be no assurances that we will provide U.S. Holders the information required to make certain of these elections. In addition, certain information reporting requirements apply with respect to the ownership of Ordinary Shares. It is unclear how various aspects of the PFIC rules apply to the Warrants, and U.S. Holders are strongly urged to consult with their own tax advisors regarding the application of such rules to their Warrants in their particular circumstances.

Special Considerations For U.S. Holders that Acquired Our Interests As A Result of the Business Combination. As a result of the Business Combination, the application of the PFIC tests for the taxable year ending December 31, 2023 (the “2023 Tax Year”) will reflect the assets and income of the SPAC for the period prior to Closing, and our income and assets following Closing. Accordingly, the application of the PFIC test in the 2023 Tax Year could differ from the application of the PFIC tests in other years. In addition, U.S. Holders who received their Warrants or Ordinary Shares in exchange for the warrants issued by SPAC at the time of SPAC’s initial public offering or ordinary shares issued by SPAC (“SPAC Shares”) pursuant to the Business Combination (“Former SPAC Holders”) should consult the Form F-4 section entitled “Material Tax Considerations” and their own tax advisors about special PFIC rules that apply to them as a result of their historic ownership of these respective interests.

The remainder of this discussion assumes we have not and will not be classified as PFIC.

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

Tax Characterization of Distributions with Respect to Ordinary Shares

If we pay distributions of cash or other property to U.S. Holders of shares of Ordinary Shares, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be treated as described in the section entitled “Distributions Treated as Dividends” below. We do not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that any distribution by us will generally be treated as a dividend.

Possible Constructive Distributions with Respect to Warrants

The terms of the Warrants provide for an adjustment to the number of Ordinary Shares for which Warrants may be exercised or to the exercise price of the Warrants in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrantholders’ proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease in the exercise price of the Warrants) as a result of a distribution of cash or other property to the U.S. Holders of shares of Ordinary Shares. Any such constructive distribution would be treated in the same manner as if U.S. Holders of Warrants received a cash distribution from us generally equal to the fair market value of the increased interest and would be taxed in a manner similar to distributions to U.S. Holders of Ordinary Shares described herein. Please see the section entitled “Tax Characterization of Distributions with Respect to Ordinary Shares” above. For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Proposed Treasury Regulations, which we may rely on prior to the issuance of final Treasury Regulations, specify how the date and amount of any such constructive distributions are determined.

Distributions Treated as Dividends

Dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends we pay to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate only if (i) Ordinary Shares are readily tradable on an established securities market in the U.S., and (ii) a certain holding period and other requirements are met. The application of these rules to any Ordinary Shares that are not registered for resale is uncertain and U.S. Holders of such unregistered Ordinary Shares should consult their own tax advisors regarding the availability of “qualified dividend” treatment. If such requirements are not satisfied, a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. Former SPAC shareholders should consult their own tax advisers about special rules regarding the extent to which their holding period for Ordinary Shares includes their holding period of SPAC Shares.

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

Redemption or Repurchase of Warrants for Cash

If we redeem the Warrants for cash as permitted under the terms of the Warrant Agreement or if we repurchase Warrants in an open market transaction, such redemption or repurchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of Ordinary Shares and Warrants” above.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our Securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act.

The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

See “Item 4.C. Information on the Company-Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, currency risk, interest rate risk and other price risk. See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for further details.

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

Foreign Currency Risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. We are not exposed in our transactions denominated in Emirati dirham as it is pegged against the US dollar. However, for the transactions denominated in other currencies (i.e., Pakistani rupees, Egyptian pounds or Kenyan shillings), we are exposed to currency risks as these currencies are not pegged against the US dollar. For detailed discussion and sensitivity analysis on currency risk, see Note 3 of our audited consolidated financial statements included elsewhere in this Annual Report.

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

We were not exposed to price risk as of December 31, 2025, as we have no financial instruments which are sensitive to market prices.

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

The exercise price of the Warrants, and the number of Ordinary Shares issuable upon exercise thereof, is subject to adjustment under certain circumstances, including if we (a) pay any dividend in Ordinary Shares, (b) subdivide the outstanding Ordinary Shares or (c) pays an extraordinary dividend in cash.

Once the Warrants are exercisable, we have the right to redeem not less than all of the Warrants at any time prior to their expiration, at a redemption price of $0.0025 per warrant, if (i) the last reported sales price of Ordinary Shares is at least $450 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third (3rd) trading day prior to the date on which notice of the redemption is given and (ii) an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, is available throughout the 30-day redemption period or we have elected to require the exercise of the Warrants on a “cashless basis.”

In addition, once the Warrants are exercisable, we have the right to redeem not less than all of the Warrants at any time while exercisable and prior to their expiration, at a redemption price of $0.0025 per warrant, if the last reported sales price of Ordinary Shares is at least $250 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third (3rd) trading day prior to the date on which notice of the redemption is given; provided that during the 30-day period following notice of the redemption, holders of the Warrants are entitled to exercise such warrants on a “cashless basis” and to receive a number of Ordinary Shares determined by reference to an agreed table based on the redemption date and the “fair market value” (as defined in the Warrant Agreement) of Ordinary Shares.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in Ordinary Shares, we will round down to the nearest whole number of shares to be issued to the warrant holder.

In accordance with the Warrant Agreement, the Sponsor Warrants have terms identical to the Warrants, except that, so long as the Sponsor Warrants are held by the Sponsor or a permitted transferee, the Sponsor Warrants (a) may not be redeemed by us and (b) may be exercised on a cashless basis for a number of Ordinary Shares equal to the quotient of (i) the product of (A) the number of Ordinary Shares underlying such warrant multiplied by (B) the excess of the “fair market value” (as defined below) over the exercise price of such warrant divided by (ii) the “fair market value.” For purposes of this paragraph, “fair market value” is equal to the average last reported sale price of the Ordinary Shares as reported for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the warrant is sent to the warrant agent. In addition, such Sponsor Warrants may not be transferred, sold or assigned by the holder thereof until the date that is thirty (30) days after the consummation of the Business Combination.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES.

(a)	Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weaknesses described below, as of December 31, 2025, our disclosure controls and procedures were not effective. We are in the process of undertaking certain remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

(b)Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, a company’s principal executive officer and principal financial officer, or persons performing similar functions, and effected by a company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance U.S. GAAP and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of a company’s assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that a company’s receipts and expenditures are being made only in accordance with authorizations of the company’s management and directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Item 3.D. “Risk Factors,” as of December 31, 2025, we have material weaknesses in our internal control over financial reporting relating to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Swvl’s consolidated financial statements.

Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

(c)	Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control Over Financial Reporting

In connection with the preparation of its financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting related to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of our consolidated financial statements.

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

For more information on our internal control over financial reporting, please see the sections of this Annual Report entitled “Item 3D. Risk Factors”. We have identified material weaknesses in our internal control over financial reporting. If for any reason we are unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, our ability to produce accurate and timely consolidated financial statements may be impaired, which may harm our operating results, our ability to operate its business or investors’ views of Swvl.

ITEM 16.[RESERVED]

A. Audit Committee Financial Expert

Our Board has determined that all of the members of the audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

B. Code of Ethics

Code of Conduct

Our Board has adopted a code of conduct (the “Code of Conduct”) which applies to all of our employees, officers and directors, as well as all of our contractors, consultants, suppliers and agents in connection with their work for us. The Code of Conduct is posted on our website at www.swvl.com. We intend to disclose future amendments to, or waivers of, the post-combination Swvl’s Code of Conduct, as and to the extent required by SEC regulations, at the same location on our website identified above or in public filings. Information contained on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be part of this Annual Report.

C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Bansal & Co LLP and Grant Thornton Audit and Accounting Limited (Dubai Branch) (“Grant Thornton”) for FY 2025 and FY 2024 respectively.

	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024
Audit Fees	$108,000	$310,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$108,000	$310,000

*“Audit Fees” represents the aggregate fees billed for professional services rendered by our auditor for the audit of our consolidated financial statements and review of documents filed with the SEC.

Approval of Auditors’ Compensation

Our Board have adopted an audit committee charter setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. For more information about our audit committee’s responsibilities see “Item 6. Directors, Senior Management and Employees”.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our Securities during the period covered by this Annual Report.

ITEM 16F. Change in Registrant’s Certifying Accountant

On January 29, 2026, our audit committee approved the engagement of Bansal as our independent registered public accounting firm, and dismissed Grant Thornton as our independent registered public accounting firm.

The audit reports of Grant Thornton on our financial statements for FY 2024 and FY 2023 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except for the financial statements for FY 2024 and FY 2023, which contained an explanatory paragraph related to substantial doubt to continue as a going concern.

During FY 2024 and FY 2023, and the subsequent interim period through January 29, 2026 prior to Grant Thornton’s dismissal, there were (i) no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreement in its reports on our financial statements and (ii) except for the material weaknesses in our internal control over financial reporting relating to a lack of sufficient number of trained professionals with an appropriate level of accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties as disclosed in our annual report on Form 20-F for the year ended December 31, 2024, there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

We provided Grant Thornton with a copy of the foregoing disclosures and have requested that Grant Thornton furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us set forth above. A copy of Grant Thornton’s letter, dated February 17, 2026, was filed as Exhibit 16.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 17, 2026.

During FY 2024 and the subsequent interim period through January 29, 2026, neither us, nor anyone on our behalf, consulted Bansal regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us by Bansal that Bansal concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

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

As permitted by Nasdaq Rule 5615(a)(3)(A), we follow home country practice in lieu of Nasdaq corporate governance requirements with respect to Nasdaq Rule 5635(d). Nasdaq Rule 5635(d) generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s shares or voting power for less than a price that is the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement or (ii) the average Nasdaq Official Closing Price (as reflected on Nasdaq.com) of the shares for the five trading days immediately preceding the signing of the binding agreement. The BVI do not require shareholder approval prior to such issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, we follow home country practice and are exempt from the requirements to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares under Nasdaq Listing Rule 5635(d).

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

We believe that the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of our Insider Trading Policy is attached as Exhibit 11.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 11.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

Disciplinary Action

We recognize that the price of learning is mistakes. However, continued behavior that compromises the security of our customers and organization is not accepted or tolerated. Employees who fail to adhere to this policy may face disciplinary action:

◾	First-time, unintentional, small-scale breach of policy:

A verbal warning shall be issued along with the necessary security training.

◾	Intentional, repeated or large-scale breach of policy:

Severe disciplinary action up to and including termination, as well as legal litigation.

Risk Management and Strategy

As one of the critical elements of our overall ERM approach, our cybersecurity efforts are focused on the following key areas:

●	Governance: Management oversees cybersecurity risk mitigation and reports to the Board any cybersecurity incidents. Further, our Audit Committee periodically discusses cybersecurity. Our engineering management has prior work experience in cybersecurity and possess relevant degrees and certifications.
●	Collaborative Approach: We have implemented a cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.
●	Technical Safeguards: We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

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

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18 of this Annual Report.

ITEM 18.FINANCIAL STATEMENTS

The Company’s financial statements are filed as part of this Annual Report beginning on page F-1.

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

4.7†	Form of Holdings Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.8†

Employment Agreement, dated July 28, 2021, by and among Mostafa Kandil, Holdings and Swvl Global FZE (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.9†	Swvl 2019 Share Option Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.10†	Amendment to the Swvl 2019 Share Option Plan, dated July 28, 2021 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.11†	Form of Award Agreement to the Swvl 2019 Share Option Plan (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.12†	Form of Notice of Stock Option Award under the Holdings Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed on March 31, 2022).

4.13†	Form of RSU Award under the Holdings Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F filed on March 31, 2022).

4.14†

Interim Management Agreement, dated November 10, 2021, by and among Swvl Jordan, Swvl Inc. and the individual holder of the shares of Swvl Jordan (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 filed on March 11, 2022 (File no. 333-259800)).

4.15†	Non-Employee Director and Advisor Board Member Compensation Policy (incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F filed on April 15, 2022).

4.16

Ordinary Shares Purchase Agreement, dated March 22, 2022, by and among Pivotal Holdings Corp, B. Riley and Swvl Inc. (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on March 31, 2022).

4.17

Amendment No. 1 to Ordinary Shares Purchase Agreement, dated as of April 6, 2022, by and among B. Riley, Swvl Inc. and Swvl Holdings Corp (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed on April 7, 2022).

4.18

Amendment No. 2 to Ordinary Shares Purchase Agreement, dated as of April 14, 2022, by and among B. Riley, Swvl Inc. and Swvl Holdings Corp (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F filed on April 15, 2022).

4.19

Registration Rights Agreement, dated March 22, 2022, by and among Pivotal Holdings Corp, B. Riley and Swvl Inc. (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed on March 31, 2022).

Exhibit No.	Description

4.20

Amendment No. 1 to Registration Rights Agreement, dated as of April 6, 2022, by and among B. Riley, Swvl Inc. and Swvl Holdings Corp (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed on April 7, 2022).

4.21

Sale and Purchase Agreement, dated March 24, 2022, by and among Rivertree Beteiligungsgesellschaft mbH, Dr. Günther Lamperstorfer,KfW, Social media Enterprises GmbH, Ariel Luedi, Dr. Tom Kirschbaum, Maxim Nohroudi, Blirz B22-203 GmbH and Swvl, Inc. (incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F filed on March 31, 2022).

4.22

Form of Subscription Agreement, dated July 28, 2021, by and among Pivotal Holdings Corp, Swvl Inc. and Queen’s Gambit Growth Capital (incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F filed on April 15, 2022).

4.23

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

4.24

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

4.25

Sale and Purchase Agreement, dated September 6, 2023, by and among Kolors, Inc. and Urbvan Mobility Limited(incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20 - F filed on October 30, 2023).

4.26†

Employment Agreement, dated December 15, 2021, by and among Abdullah Mansour and Swvl For Smart Transport Applications and Services(incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20 - F filed on October 30, 2023).

4.27

Share Acquisition Agreement, dated April 15, 2023, by and among Danish Elahi and Swvl Pakistan (Pvt.) Ltd. (incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20 - F filed on October 30, 2023).

4.28†

Amendment No. 1 to Employment Agreement, dated December 26, 2023, by and among Mostafa Kandil, Holdings and Swvl Global FZE (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed on December 29, 2023).

4.29†	Form of RSU Award Agreement (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed on December 29, 2023).

8.1*	List of Subsidiaries of Swvl Holdings Corp.

11.1*	Insider Trading Policy

12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer.

13.1**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer.

13.2**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of Independent Registered Public Accounting Firm

97.1	Clawback Policy, dated December 1, 2023 (incorporated by reference to Exhibit 97 to the Annual Report on Form 20 - F filed on April 30, 2024)

101.INS	XBRL Instance Document

101.SCH	XBRLTaxonomy Extension Schema Document

101.CAL	XBRLTaxonomy Extension Calculation Linkbase Document

101.DEF	XBRLTaxonomy Extension Definition Linkbase Document

101.LAB	XBRLTaxonomy Extension Label Linkbase Document

101.PRE	XBRLTaxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).

* Filed herewith

** Furnished herewith

† Indicates a management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SWVL HOLDINGS CORP

April 20, 2026	By:	/s/ Mostafa Kandil
		Name:	Mostafa Kandil
		Title:	Chief Executive Officer

Swvl Holdings Corp and its subsidiaries

Consolidated financial statements

as of 31 December 2025

Consolidated financial statements as of 31 December 2025

To the Board of Directors and Shareholders

Swvl Holdings Corp

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Swvl Holdings Corp (the “Parent Company”) and its subsidiaries (together the “Group”) as of December 31, 2025, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statement, the Group incurred a net profit of $1,312,722 (a net loss of $10,269,693 for the year ended 31 December, 2024) during the year ended December 31, 2025, and as of that date, the Group’s accumulated losses are $338,532,319 ($339,845,041 as of 31 December 2024) and has negative operating cash flows of $2,138,865 ($3,565,317 for the year ended 31 December 2024). These conditions, along with other matters as set forth in Note 2.2, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty, as the managament is confident as mentioned in the aforesaid note that it will be able to meet the liability & operating expenses in the next twelve months from the date of signing the Consolidated Financial Statements.

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

The financial statements as of December 31, 2024, in respect of Statement of comprehensive income , changes in equity and Cash Flows  for each of the two years ended December 31, 2024 and December 31, 2023 were audited by predecessor auditors whose report dated April 1, 2025 expressed an unqualified opinion on those statements.

Critical Audit Matters

Item Description	Principal considerations that led us to determine that this matter is a critical audit matter	How we addressed it
Capitalisation of Internally Generated Intangible Assets (Under Development)

We identified the capitalisation of internally generated intangible assets under development as a critical audit matter because the assessment of whether development expenditures met the recognition criteria under IAS 38 involved especially challenging and subjective and complex judgment. Significant judgment was required in evaluating management’s assessment of the technical feasibility of the projects, its intention and ability to complete the assets and use them for the benefit of the Company, the probability of future economic benefits, and whether the expenditures capitalised, including employee-related costs, were directly attributable to the development activities. The matter also required a high degree of auditor effort in assessing project documentation, approvals, and the basis for allocation of labour and other directly attributable costs.

●
We evaluated management’s assessment against the requirements of IAS 38 to determine whether the capitalised development costs met the relevant recognition criteria.
●
We inspected supporting documentation to assess whether management had performed feasibility assessments and demonstrated the intention and ability to complete the projects and use the resulting assets for the benefit of the Company.
●
We verified that appropriate approvals and supporting documentation existed for the planned capital expenditure relating to the projects.
●
We tested the nature of costs capitalised to assess whether only directly attributable development expenditures were included in accordance with IAS 38.
●
We obtained and reviewed employee time logs and related records for personnel working on the projects to evaluate whether labour costs were accurately tracked, allocated, and directly attributable to the development of the intangible assets.
●
We assessed the adequacy of the related disclosures in the financial statements.

/s/ Bansal and CO.LLP

We have served as the Group’s auditor since 2025.

New Delhi

20 April 2026

To the Board of Directors and Shareholders

Swvl Holdings Corp

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Swvl Holdings Corp (the “Parent Company”) and its subsidiaries (together the “Group”) as of December 31, 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board.

Going Concern

The consolidated financial statements were prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements included in the 2025 Annual Report on Form 20-F, the Group incurred a net loss of $10,269,693 for the year ended December 31, 2024, and as of that date, the Group’s accumulated losses was $339,845,041 and had negative operating cash flows of $3,565,317. These conditions, along with other matters as set forth in Note 2.2, raised substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters were also described in Note 2.2. The financial statements did not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

We served as the Group’s auditor from 2020 to 2025.

Dubai, United Arab Emirates

April 1, 2025

Swvl Holdings Corp and its subsidiaries

Consolidated statement of financial position - As of 31 December 2025

(All amounts are shown in USD unless otherwise stated)

	Note	2025	2024
ASSETS
Non-current assets
Property and equipment	5	281,312	457,802
Intangible assets	6	684,441	106,262
Right-of-use assets	16.1	1,110,717	232,612
Deferred tax assets	25.2	5,486,804	5,288,913
		7,563,274	6,085,589

Current assets
Trade and other receivables	8	6,256,738	4,009,282
Prepaid expenses and other current assets	9	1,806,567	1,310,807
Cash and cash equivalents	10	4,414,456	4,958,983
		12,477,761	10,279,072
Assets classified as held for sale	30	—	1,522
Total assets		20,041,035	16,366,183

EQUITY AND LIABILITIES
EQUITY
Share capital	11	24,910	24,746
Share premium	11	354,179,329	353,883,768
Employee share scheme reserve	12	661,495	564,127
Foreign currency translation reserve	13	(16,247,136)	(16,603,786)
Reserve of disposal groups classified as held for sale	13	2,294,456	2,372,514
Other reserves	14.1	3,534,927	1,886,000
Accumulated losses		(338,532,319)	(339,845,041)
Equity attributable to equity holders of the Parent Company		5,915,662	2,282,328

Non-controlling interests		(2,970,273)	(2,970,273)
Total equity/(deficit)		2,945,389	(687,945)

LIABILITIES
Non-current liabilities
Provision for employees’ end of service benefits	21	145,681	45,957
Derivative warrant liabilities	14.2	400,806	669,156
Accounts payable, accruals and other payables	15	16,867	30,850
Lease liabilities	16.2	1,002,733	440,183
		1,566,087	1,186,146

Current liabilities
Deferred purchase price	7	694,134	1,148,013
Accounts payable, accruals and other payables	15	8,710,335	9,351,406
Other tax liabilities		1,640,682	836,117
Lease liabilities	16.2	479,240	606,881
		11,524,391	11,942,417
Liabilities directly associated with assets classified as held for sale	30	4,005,168	3,925,565
Total liabilities		17,095,646	17,054,128
Total equity and liabilities		20,041,035	16,366,183

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Consolidated statement of comprehensive income - For the year ended 31 December 2025

(All amounts are shown in USD unless otherwise stated)

	Note	2025	2024	2023
Continuing operations
Revenue	17	24,167,888	17,207,362	22,852,263
Cost of sales	18	(19,808,495)	(13,568,140)	(18,741,277)
Gross profit		4,359,393	3,639,222	4,110,986

General and administrative expenses	19	(6,759,115)	(11,126,656)	(9,785,735)
Selling and marketing expenses	20	(478,753)	(120,984)	(93,431)
Charge for provision for expected credit losses	8	(594,358)	(578,341)	(273,975)
Expiration of deferred tax assets	25.2	—	(563,709)	—
Other income	22	2,981,959	261,624	18,834,177
Operating (loss)/profit		(490,874)	(8,488,844)	12,792,022

Finance income	23	190,209	74,361	59,812
Finance cost	24	(182,743)	(40,979)	(61,440)
Change in fair value of financial liabilities	14.2	1,794,576	(562,736)	1,210,671
Change in fair value of deferred purchase price	7	158,154	(1,865,274)	727,134
Change in fair value of employee share compensation schemes	12	—	(181,590)	(1,636,738)
Profit/(loss) before tax from continuing operations		1,469,322	(11,065,062)	13,091,461

Income tax (expense)/benefit	25.1	(155,066)	—	41,305
Profit/(loss) for the year from continuing operations		1,314,256	(11,065,062)	13,132,766

Discontinued operations
Profit/(loss) for the year from discontinued operations	30	(1,534)	795,369	(10,076,290)
Profit/(loss) for the year		1,312,722	(10,269,693)	3,056,476

Attributable to:
Equity holders of the Parent Company		1,312,722	(10,338,737)	3,056,476
Non-controlling interests		-	69,044	—
		1,312,722	(10,269,693)	3,056,476

Profit/(loss) per share attributable to equity holders of the Parent Company
Basic	26	0.12	(1.19)	0.45
Diluted	26	0.12	(1.19)	0.28

Profit/(loss) per share attributable to equity holders of the Parent Company for continuing operations
Basic	26	0.12	(1.28)	1.94
Diluted	26	0.12	(1.28)	1.19

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations, net of tax	13	278,592	(4,871,943)	(5,299,295)
Total comprehensive income/(loss) for the year		1,591,314	(15,141,636)	(2,242,819)

Attributable to:
Equity holders of the Parent Company		1,591,314	(15,210,680)	(2,242,819)
Non-controlling interests		—	69,044	—
		1,591,314	(15,141,636)	(2,242,819)

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Consolidated statement of changes in equity - As of 31 December 2025

(All amounts are shown in USD unless otherwise stated)

								Equity/(deficit)
				Reserve for	Foreign			attributable to
			Share-based	disposal	currency			equity holders of
	Share	Share	compensation	group held	translation	Other	Accumulated	the Parent	Non-controlling	Total
	capital	premium	reserve	for sale	reserve	reserves	losses	Company	interests	equity/(deficit)
As of January 1, 2023	13,903	343,435,529	773,666	(492,474)	(4,347,257)	—	(332,562,780)	6,820,587	(4,191,394)	2,629,193

Total comprehensive loss for the year
Profit for the year	—	—	—	—	—	—	3,056,476	3,056,476	—	3,056,476
Other comprehensive loss for the year	—	—	—	953,002	(6,252,297)	—	—	(5,299,295)	—	(5,299,295)
	—	—	—	953,002	(6,252,297)	—	3,056,476	(2,242,819)	—	(2,242,819)

Issuance of shares (note 11)	3,076	3,859,623	(551,640)	—	—	—	—	3,311,059	—	3,311,059
Discontinued operations	—	—	—	866,512	(866,512)	—	—	—	—	—
Share-based compensation charge (note 12)	—	—	285,651	—	—	—	—	285,651	—	285,651
Disposal of a subsidiary	—	—	—	779,697	—	—	—	779,697	1,152,077	1,931,774
	3,076	3,859,623	(265,989)	1,646,209	(866,512)	—	—	4,376,407	1,152,077	5,528,484
As of December 31, 2023	16,979	347,295,152	507,677	2,106,737	(11,466,066)	—	(329,506,304)	8,954,175	(3,039,317)	5,914,858

Total comprehensive loss for the year
Loss for the year	—	—	—	—	—	—	(10,338,737)	(10,338,737)	69,044	(10,269,693)
Other comprehensive loss for the year	—	—	—	265,777	(5,137,720)	—	—	(4,871,943)	—	(4,871,943)
	—	—	—	265,777	(5,137,720)	—	(10,338,737)	(15,210,680)	69,044	(15,141,636)

Issuance of shares (note 12)	7,767	6,588,616	—	—	—	—	—	6,596,383	—	6,596,383
Other reserves (note 14.1)	—	—	—	—	—	1,886,000	—	1,886,000	—	1,886,000
Share-based compensation charge (note 12)	—	—	56,450	—	—	—	—	56,450	—	56,450
	7,767	6,588,616	56,450	—	—	1,886,000	—	8,538,833	—	8,538,833
As of December 31, 2024	24,746	353,883,768	564,127	2,372,514	(16,603,786)	1,886,000	(339,845,041)	2,282,328	(2,970,273)	(687,945)

Total comprehensive loss for the year
Profit for the year	—	—	—	—	—	—	1,312,722	1,312,722	—	1,312,722
Other comprehensive profit for the year	—	—	—	(78,058)	356,650	—	—	278,592	—	278,592
	—	—	—	(78,058)	356,650	—	1,312,722	1,591,314	—	1,591,314

Issuance of shares (note 11)	164	295,561	—	—	—	—	—	295,725	—	295,725
Other reserves (note 14.1)	—	—	—	—	—	1,648,927	—	1,648,927	—	1,648,927
Share-based compensation charge (note 12)	—	—	97,368	—	—	—	—	97,368	—	97,368
	164	295,561	97,368	—	—	1,648,927	—	2,042,020	—	2,042,020
As of December 31, 2025	24,910	354,179,329	661,495	2,294,456	(16,247,136)	3,534,927	(338,532,319)	5,915,662	(2,970,273)	2,945,389

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Consolidated statement of cash flows - For the year ended 31 December 2025

(All amounts are shown in USD unless otherwise stated)

	Note	2025	2024	2023
Profit/(loss) before tax from continuing operations		1,469,322	(11,065,062)	13,091,461
Profit/(loss) before tax from discontinued operations		(1,534)	795,369	(10,076,290)
Profit/(loss) for the year before tax		1,467,788	(10,269,693)	3,015,171

Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property and equipment	5	188,003	256,666	356,288
Depreciation of right-of-use assets	16.1	225,085	177,107	364,116
Amortization of intangible assets	6	32,457	36,372	32,375
Charge for provision for expected credit losses	8	594,358	578,341	535,340
(Gain)/loss on disposal of subsidiaries	30	—	(1,126,100)	8,285,250
Other income	22	(870,542)	(261,624)	(18,834,177)
Derivative warrant liabilities issued		1,175,153	—	—
Sublease income		—	(12,349)	(37,706)
Provision for employees’ end of service benefits, net of reversals	21	99,724	45,957	—
Finance income	23	(190,209)	—
Finance cost	24	182,743	15,858	12,192
Change in fair value of deferred purchase price	7	(158,154)	1,865,274	(727,134)
Change in fair value of financial liabilities	14.2	(1,794,576)	562,736	(1,210,671)
Employee share-based payments charges/(reversals)	12	97,368	56,450	285,651
		1,049,198	(8,075,005)	(7,923,305)
Changes in working capital:
Trade and other receivables	8	(2,841,814)	2,132,317	3,917,812
Prepaid expenses and other current assets	9	(495,760)	831,387	995,660
Accounts payable, accruals and other payables	15	(655,054)	1,468,458	(6,471,125)
Other tax liabilities		804,565	209,049	244,206
Due to related parties		—	(131,523)	131,523
		(2,138,865)	(3,565,317)	(9,105,229)
Payment of employees’ end of service benefits		—	—	—
Net cash flows used in operating activities		(2,138,865)	(3,565,317)	(9,105,229)

Cash flows from an investing activity
Purchase of property and equipment	5	(10,492)	—	(17,237)
Proceeds from disposal of subsidiaries		—	—	8,400,000
Finance income received	23	190,209	—	—
Rentals received		792,749	583,371	668,236
Development expenditure (intangible assets)	6	(604,551)	—	(258,151)
Net cash flows generated from/(used in) investing activities		367,915	583,371	8,792,848

Cash flows from financing activities
Proceeds from issuance of share capital		—	2,564,000	789,462
Proceeds from issuance of equity instruments	14.1	2,000,000	1,886,000	—
Finance cost paid		(88,557)	—	—
Finance lease liabilities paid, net of accretion	16.2	(697,115)	(411,162)	(445,571)
Net cash flows generated from financing activities		1,214,328	4,038,838	343,891

Net increase/(decrease) in cash and cash equivalents		(556,622)	1,056,892	31,510
Cash and cash equivalents at the beginning of the year		4,960,505	2,924,016	2,696,276
Effects of exchange rate changes on cash and cash equivalents		10,573	979,597	196,230
Cash and cash equivalents at the end of the year	10	4,414,456	4,960,505	2,924,016

Non-cash financing and investing activities:
Settlement of deferred purchase price		—	—	5,377,829
Issuance of shares during the year		295,725	4,032,383	3,073,237
Costs attributable to the issuance of equity instruments		351,073	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025

1	Establishment and operations

Swvl Holdings Corp (the “Parent Company”) (formerly known as “Pivotal Holdings Corp”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and was registered on 23 July 2021. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.

The consolidated financial statements as of 31 December 2025 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

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

as of 31 December 2025 (continued)

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

As of 31 December 2025, certain subsidiaries were decided to be held for sale or to be discontinued, subsidiaries listed below will be presented with the same alignment.

i)	Continued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	31-Dec-25	31-Dec-24	business activities
Swvl Inc.	British Virgin Islands	100%	100%	Holding company
Swvl Group Corp	British Virgin Islands	100%	100%	Holding company
Swvl Holdco Corp	British Virgin Islands	100%	100%	Holding company
Pivotal Merger Sub Company I	Cayman Islands	100%	100%	Merger entity
Swvl Mobility Solutions Corp.	United States of America	100%	—%	Platform for passenger transportation
Swvl for Smart Transport Applications and Services LLC	Egypt	99.8%	99.8%	Platform for passenger transportation
Swvl Saudi for Information Technology	Kingdom of Saudi Arabia (“KSA”)	100%	100%	Platform for passenger transportation
Swvl Saudi Regional Headquarters	Kingdom of Saudi Arabia (“KSA”)	100%	100%	Platform for passenger transportation
Smart Mobility Solutions for Transportation Services (i)	Kingdom of Saudi Arabia (“KSA”)	—	—	Platform for passenger transportation
Swvl for Mobility Solutions FZE (i)	United Arab Emirates (“UAE”)	—	—	Platform for passenger transportation

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

1	Establishment and operations (continued)
1.2	Consolidated subsidiaries (continued)
ii)	Discontinued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	31-Dec-25	31-Dec-24	business activities
Swvl NBO Limited	Kenya	100%	100%	Platform for passenger transportation
Swvl Technologies Ltd.	Kenya	100%	100%	Platform for passenger transportation
Smart Way Transportation LLC (ii)	Jordan	—	—	Platform for passenger transportation
Swvl My For Information Technology SDN BHD	Malaysia	100%	100%	Platform for passenger transportation
Viapool Inc.	Delaware, USA	51%	51%	Holding company
Movilidad Digital SAS, a subsidiary of Viapool, Inc.	Argentina	51%	51%	Platform for passenger transportation
Viapool SRL, a subsidiary of Viapool, Inc.	Argentina	51%	51%	Platform for passenger transportation
Viapool SPA, a subsidiary of Viapool, Inc.	Chile	51%	51%	Platform for passenger transportation
Swvl Brasil Tecnologia LTDA, a subsidiary of Viapool, Inc.	Brazil	51%	51%	Platform for passenger transportation
Swvl Germany GmbH (formerly “Blitz B22-203 GmbH”)	Germany	100%	100%	Holding company
Door2Door GmbH, a subsidiary of Swvl Germany GmbH	Germany	100%	100%	Platform for passenger transportation

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

(i)	The Parent Company’s subsidiary’s Swvl for Mobility Solutions FZE and Smart Mobility Solutions for Transportation Services were incorporated during the year ended 31 December 2024. The subsidiaries are currently legally owned by a member of the Group’s management and are in the process of a legal ownership transfer to the Group. The subsidiaries have been consolidated based on the beneficial ownership and effective control.
(ii)	The Parent Company’s subsidiary Smart Way Transportation LLC was incorporated during the year ended 31 December 2021. The subsidiary is currently legally owned by a member of the Group’s management. During 2022, the Group’s board of directors resolved to discontinue the subsidiary’s operations (Note 30). As of 31 December 2025, the company is still in liquidation process. The subsidiary has been consolidated based on the beneficial ownership and effective control.
(iii)	The Parent Company’s subsidiary Swvl for Smart Transport Applications and Services LLC is owned 0.02% by a member of Group’s management, as the nominee for the Company, the Group does not have any non-controlling interest related to this ownership.
2	Material accounting policies

The principal accounting policies applied by the Group in the preparation of these consolidated financial statements are set out below.

2.1	Basis of preparation
i)	Compliance with IFRS

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements have been approved by the Board of Directors on March 31, 2026.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

2	Material accounting policies (continued)
2.1	Basis of preparation (continued)

ii)	Historical cost convention

These consolidated financial statements have been prepared under the historical cost convention except for the following:

●	Certain financial assets, amounts in deferred purchase price, derivative warrant liabilities, and earnouts liabilities that are measured at fair value; and,
●	Income and expenses that have been accounted for using the accrual basis.

The consolidated financial statements have been presented in US Dollars (“USD”, “$”) which is the reporting currency of the Group.

2.2	Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business. The Group had net profit of $1.31 million from continued operations and profit of $1.31 million after including discontinued operations (net loss of $11.1 million and $10.27 million respectively for the year ended 31 December 2024), accumulated losses of $338.5 million as of 31 December 2025 ($339.8 million as of 31 December 2024), and negative operating cash flows of $2.14 million for the year ended 31 December 2025 (negative of $3.57 million for the year ended 31 December 2024).

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

2.3	Initial application of a standard, amendment or an interpretation to existing standards
i)	New and revised IFRS Accounting Standards applied with no material effect on the financial statements

The group has applied the following amendment for the first time for its annual reporting for the period commencing 1 January 2025:

●	Amendment to IAS 21 – Lack of Exchangeability

The amendment listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

ii)	Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Group
●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7);
●	Annual Improvements to IFRS Accounting Standards – Volume 11;
●	Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7);
●	Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21);
●	Presentation and Disclosure in Financial Statements (IFRS 18); and
●	Subsidiaries without Public Accountability: Disclosures (IFRS 19)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

2	Material accounting policies (continued)
2.3	Initial application of a standard, amendment or an interpretation to existing standards (continued)

ii)Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Group (continued)

The amendments listed above have been published but are not mandatory for 31 December 2025 reporting periods and have not been early adopted by the Group. These amendments are not expected to have any material impact, other than IFRS 18, which will have a material impact on the financial statements.The Group is currently working to identify the impacts IFRS 18 will have on the financial statements and its notes.

2.4	Basis of consolidation
i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. The acquisition method of accounting is used to account for business combinations by the Group.

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

2	Material accounting policies (continued)
2.18	Leases (continued)

Group as a lessor (continued)

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

as of 31 December 2025 (continued)

2	Material accounting policies (continued)
2.20	Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments i.e. equity-settled transactions. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 12.

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

as of 31 December 2025 (continued)

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

The price index identification and movement are indicated as below:

Argentina
Price index identity	Consumer
price index
(Basis points)
Price index level as of 1 January 2025	7,694
Price index level as of 31 December 2025	10,121
Change in index	2,427

Since the operations of the subsidiary listed above were discontinued in 2022, the hyperinflation adjustment is included as part of the results of discontinued operations (Note 30).

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

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

Interest rate sensitivity

Effect
USD
31 December 2025
+/- 100 basis point increase	15,455
31 December 2024
+/- 100 basis point increase	894
31 December 2023
+/- 100 basis point increase	12,935

3.1.2	Currency risk

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

The following are exchange rates applied during the years 2025 and 2024 in respect of currencies where the Group has exposures to currency risk:

	Spot rate		Average rate
	As of 31 December		As of 31 December
	2025	2024	2025	2024
EGP	47.52	50.77	49.24	43.94
KES	128.87	129.22	129.30	134.14
EUR	0.85	0.96	0.89	1.08
MYR	4.05	4.47	4.28	4.61
ARS	1,480	1,030.05	1,244.17	1,014.90

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

3	Financial risk management objectives and policies (continued)
3.1	Market risk (continued)

3.1.2Currency risk (continued)

Sensitivity analysis

A 10% strengthening/weakening of the following currency against USD currency as of 31 December would have increased/decreased financial instruments by USD equivalent amounts shown below:

	As of 31 December
	2025	2024	2023
	USD	USD	USD
EGP to USD	52,472	191,279	232,797
KES to USD	47,968	52,186	43,250
EUR to USD	223,646	227,204	241,043
MYR to USD	1,204	1,269	1,235
ARS to USD	49,418	65,688	101,488
Pre-tax impact	374,709	537,626	619,813

3.2	Credit risk

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

The carrying value of the financial assets represents the maximum credit exposure, which is as follows:

Exposure to credit risk

	As of 31 December
	2025	2024
	USD	USD
Trade and other receivables	6,256,738	4,009,282
Cash and cash equivalents	4,414,456	4,958,983
	10,671,194	8,968,265

(i)	Expected credit losses on trade receivables

As of 31 December 2025

Days outstanding	Current	0 – 30	31 – 60	61 – 90	90+	Total
Exposure at default	1,860,201	845,413	167,551	70,491	936,198	3,879,853
Loss rate	0.17%	0.51%	7.01%	17.15%	54.43%	13.94%
Expected credit losses	3,097	4,285	11,753	12,089	509,591	540,814

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

3	Financial risk management objectives and policies (continued)
3.2	Credit risk (continued)
(i)	Expected credit losses on trade receivables (continued)

As of 31 December 2024

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	1,514,964	265,026	217,930	104,129	20,471	8,878	40,878	442,669	2,614,945
Loss rate	6%	11%	15%	18%	44%	48%	52%	100%	25%
Expected credit losses	94,851	29,454	32,637	18,959	9,061	4,278	21,062	442,669	652,971

-	Totals of expected credit losses as a percentage of the exposure may not tie due to percentage rounding.
-	Payment terms are typically 30-60 days.
-	Following the portfolio optimization plans (Note 30), there has been significant focus on improving liquidity through collections from corporate accounts with high outstanding receivables.
(ii)	Expected credit losses on customer wallet receivables

As of 31 December 2025

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151+	Total
Exposure at default	20,362	22,895	24,448	31,877	57,430	58,837	1,845,299	2,061,148
Loss rate	2.02%	2.03%	6.07%	10.13%	14.18%	18.22%	83.65%	76.08%
Expected credit losses	412	464	1,485	3,228	8,141	10,723	1,543,677	1,568,130

As of 31 December 2024

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	151,646	173,664	177,214	173,287	196,888	177,555	58,949	476,442	1,585,645
Loss rate	9%	18%	27%	36%	45%	59%	77%	98%	54%
Expected credit losses	13,648	31,259	47,848	62,383	88,600	103,870	45,096	468,911	861,615

-	Totals of expected credit losses as a percentage of the exposure may not tie due to percentage rounding.
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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

3Financial risk management objectives and policies (continued)

3.3Liquidity risk (continued)

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to contractual maturity dates excluding the impact of netting agreements. The amounts disclosed in the table below are the contractual undiscounted cash flows.

		Between one
	Maturity up	and two	More than
	to one year	years	two years	Total
	USD	USD	USD	USD
31 December 2025
Accounts payable, accruals and other payables	8,710,335	16,867	—	8,727,202
Lease liabilities	479,240	186,839	815,894	1,481,973
Deferred purchase price	694,134	—	—	694,134
Other tax liabilities	1,640,682	—	—	1,640,682
Derivatives warrant liabilities	—	—	400,806	400,806
	11,524,391	203,706	1,216,700	12,944,797

31 December 2024
Accounts payable, accruals and other payables	9,345,716	30,850	—	9,376,566
Lease liabilities	606,881	440,183	—	1,047,064
Deferred purchase price	1,148,013	—	—	1,148,013
Other tax liabilities	836,117	—	—	836,117
Derivatives warrant liabilities	—	—	669,156	669,156
	11,936,727	471,033	669,156	13,076,916

Accounts payable, accruals and other payables exclude advances from individual customers (e-wallets) and advances from customers amounting to $0 in 2025 (2024: $5,690)

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

4	Critical accounting judgments and estimates (continued)
4.1	Business combinations

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

The Group uses accounting estimates in measuring the fair value of its earnouts liabilities. The Group used a Monte Carlo simulation based on the frequency that each tranche vests to value the dilutive impact of per share. The assumptions used in the valuation are disclosed in Note 29.

4.4	Derivative warrant liabilities

The Group’s derivative liabilities related to its public and private warrants are measured using appropriate valuation method. Public warrants derivative liabilities are measured using Binomial lattice model while Black-Scholes Options Pricing Model (“BSOPM”) was used to value the private warrants. The assumptions used in the valuation are disclosed in Note 29.

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

4Critical accounting judgments and estimates (continued)

4.5Leases (continued)

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

as of 31 December 2025 (continued)

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

Contingent liabilities may develop in a way not initially expected. Therefore, the management assess the contingent liabilities continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognised in the consolidated financial statements of the period in which the change in probability occurs.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

5	Property and equipment

	Furniture,
	fittings and	Leasehold
	equipment	improvements	Total
	USD	USD	USD
Cost
As of 1 January 2024	979,049	837,844	1,816,893
Foreign currency adjustments	(525,629)	(61,583)	(587,212)
As of 31 December 2024	453,420	776,261	1,229,681
Additions	3,514	6,978	10,492
Disposals	(56,150)	(24,488)	(80,638)
Foreign currency adjustments	6,274	4,726	11,000
As of 31 December 2025	407,058	763,477	1,170,535

Accumulated depreciation and impairment
As of 1 January 2024	818,682	246,518	1,065,200
Charge for the year	102,162	154,504	256,666
Foreign currency adjustments	(504,625)	(45,362)	(549,987)
As of 31 December 2024	416,219	355,660	771,879
Charge for the year	36,038	151,965	188,003
Disposals	(56,150)	(24,488)	(80,638)
Foreign currency adjustments	6,217	3,762	9,979
As of 31 December 2025	402,324	486,899	889,223

Net book value
As of 31 December 2025	4,734	276,578	281,312
As of 31 December 2024	37,201	420,601	457,802

Depreciation is allocated as detailed below:

	2025	2024	2023
	USD	USD	USD
General and administrative expenses (Note 19)	188,003	96,727	100,691
Discontinued operations	—	159,939	255,597
	188,003	256,666	356,288

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

6	Intangible assets

	Intangible assets	Asset under development	Total
	USD	USD	USD

As at 1 January 2024	258,151	-	258,151
Additions	-	-	-
Foreign currency adjustments	(100,655)	-	(100,655)
As at 31 December 2024	157,496	-	157,496
Additions (i)	-	604,551	604,551
Foreign currency adjustments	6,085	–	6,085
As at 31 December 2025	163,581	604,551	768,132

Accumulated amortisation
As at 1 January 2024	(32,375)	–	(32,375)
Charge for the year	(36,372)	–	(36,372)
Assets classified as held for sale	–	–	-
Foreign currency adjustments	17,513	–	17,513
As at 31 December 2024	(51,234)	-	(51,234)
Charge for the year	(32,457)	–	(32,457)
Foreign currency adjustments	–	–	-
As at 31 December 2025	(83,691)	-	(83,691)

Net book value as at 31 December 2025	79,890	604,551	684,441
Net book value as at 31 December 2024	106,262	-	106,262

	2025	2024
	USD	USD
LTRA license (ii)	79,890	106,262
	79,890	106,262

(i)During the year ended 31 December 2025, the Group capitalized USD 604,551 of directly attributable development costs relating to an internally developed proprietary software platform designed to consolidate the Group’s transportation technology into a unified, cloud-native architecture.

(ii)In May 2023 the Group obtained the Smart transportation operating license in Egypt in collaboration with Land Transport Regulatory Authority (LTRA) which granted the Egyptian entity a five-year operating license that started on 16 May 2023 and expires on 15 May 2028.

Amortization is allocated as detailed below:

	2025	2024	2023
	USD	USD	USD
General and administrative expenses (Note 19)	32,457	36,372	32,375
Discontinued operations	—	—	—
	32,457	36,372	32,375

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

7	Deferred Purchase Price

The movement in the deferred purchase price is as follows:

	As of 31 December
	2025	2024
	USD	USD
Opening balance	1,148,013	1,207,682
Change in fair value	(158,154)	1,865,274
Issuance of shares	(295,725)	(1,924,943)
Ending balance	694,134	1,148,013

The deferred purchase price consists of outstanding cash payments and share issuances. The change in fair value is a result of revaluing the shares outstanding to reflect share price as per the purchase agreements. Management has not used any complex assumptions in arriving at the fair value of the deferred purchase price.

Pursuant to the terms of the acquisition agreements for Urbvan, any uncalled and unissued warrants expire on 30 June 2025. As at the expiry date, 47,198 warrants remained uncalled and unissued and therefore expired.

The deferred purchase price is detailed as follows:

	As of 31 December
	2025	2024
	USD	USD
Shotl	685,346	627,158
Urbvan	—	491,344
Door2Door	8,788	29,511
	694,134	1,148,013

	As of 31 December
Maturity analysis	2025	2024
	USD	USD
Less than one year (current)	694,134	1,148,013
	694,134	1,148,013

8	Trade and other receivables

	As of 31 December
	2025	2024
	USD	USD
Trade receivables	3,879,854	2,614,945
Customer wallet receivables	2,061,148	1,585,645
Accrued income	2,308,583	1,318,327
Less: provision for expected credit losses	(2,108,944)	(1,514,586)
	6,140,641	4,004,331
Other receivables	116,097	4,951
	6,256,738	4,009,282

Trade receivables are non-interest bearing and are generally due within up to 60 days. It is not the practice of the Group to obtain collateral over trade receivables and are therefore, unsecured.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

8	Trade and other receivables (continued)

The movement in provision for expected credit losses are as follows:

	2025	2024
	USD	USD
As of 1 January	1,514,586	2,328,308
Charge to the consolidated statement of comprehensive income	594,358	578,341
Assets classified as held for sale	—	(1,392,063)
As of 31 December	2,108,944	1,514,586

Charge for expected credit losses is allocated as detailed below:

	2025	2024	2023
	USD	USD	USD

Continuing operations	594,358	578,341	273,975
Discontinued operations	—	—	261,365
	594,358	578,341	535,340

9	Prepaid expenses and other current assets

	As of 31 December
	2025	2024
	USD	USD
Withholding tax receivables	1,454,429	983,770
Refundable deposits	150,901	160,902
Other assets	60,468	134,826
Prepaid expenses	140,769	31,309
	1,806,567	1,310,807

10	Cash and cash equivalents

	As of 31 December
	2025	2024
	USD	USD
Cash at banks	4,414,456	4,958,983
	4,414,456	4,958,983

For the purpose of the consolidated statement of cash flow, cash and cash equivalents comprise the following:

	As of 31 December
	2025	2024	2023
	USD	USD	USD
Cash at banks and on hand attributable to continued operations	4,414,456	4,958,983	2,922,755
Cash at banks and on hand attributable to discontinued operations (Note 30)	—	1,522	1,261
	4,414,456	4,960,505	2,924,016

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

11	Share capital

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

b.Share capital:

The below table sets out the Group’s share structure during the year ended 31 December 2025 and 2024:

	As of 31 December 2025		As of 31 December 2024
	Authorised	Issued	Authorised	Issued
Class A ordinary shares	20,000,000	9,964,344	20,000,000	9,898,516
Preferred shares	55,000,000	—	55,000,000	—
	75,000,000	9,964,344	75,000,000	9,898,516

	As of 31 December 2025		As of 31 December 2024
	Number	Share	Number	Share
	of shares	capital	of shares	capital
Issuance of shares in the normal course of business	5,191,300	12,976	5,125,472	12,812
Issuance of shares to Swvl Inc. shareholders	3,411,410	8,529	3,411,410	8,529
Issuance of shares to SPAC shareholders	557,960	1,395	557,960	1,395
Conversion of convertible notes	645,018	1,613	645,018	1,613
Issuance of shares to PIPE investors	158,656	397	158,656	397
	9,964,344	24,910	9,898,516	24,746

c.Share premium:

As of 31 December 2025
Share Premium
Issuance of shares to Swvl Inc. shareholders	88,873,188
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs	121,077,329
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
311,548,404
Issuance of shares in the normal course of business	42,630,925
354,179,329

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

11	Share capital (continued)

c.Share premium: (continued)

As of 31 December 2024
Share Premium
Issuance of shares to Swvl Inc. shareholders	88,873,188
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs	121,077,329
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
311,548,404
Issuance of shares in the normal course of business	42,335,364
353,883,768

12	Employee share scheme reserve

As of 31 December 2025, the employee share-based compensation reserve balance was $661,495 (as of 31 December 2024: $564,127 and as of 31 December 2023: $507,677).

Total charges for the year, as a result of the fair value changes and new options granted and vested during the year, related to share-based payment transactions recognized in the consolidated statement of comprehensive income were $97,368 for the year ended 31 December 2025 (charges of $56,450 for the year ended 31 December 2024 and of $285,651 for the year ended 31 December 2023). Options exercised during the year ended 31 December 2025 were $0 ($0 for the year ended 31 December 2024 and $551,640 for the year ended 31 December 2023).

	2025		2024		2023
	Average		Average		Average
	exercise		exercise		exercise
	price per	Number of	price per	Number of	price per	Number of
	share option	options	share option	options	share option	options
	USD		USD		USD
As of 1 January	18.77	246,304	40.330	106,304	3.554	10,866,324
Reverse stock split effect (1 to 25) (i)	—	—	—	—	88.86	434,203
Granted during the year	0.01	50,000	0.01	140,000	162.500	2,728
Exercised during the year	—	—	—	—	0.001	(116,629)
Forfeited during the year	—	—	—	—	162.300	(213,998)
As of 31 December	15.60	296,304	18.77	246,304	40.330	106,304
As of 31 December reflecting reverse share split			—	—	40.33	106,304
Vested and exercisable	18.23	168,179	36.61	126,304	38.790	105,529

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

12Employee share scheme reserve (continued)

(i)Reverse share split: on 25 January 2023, the Company restructured its outstanding and authorized shares through reverse share split with a ratio of 1 to 25, accordingly all the share awards and strike prices were adjusted using the same ratio.

Share options outstanding at the end of each year have the following expiry date and exercise prices:

	As of 31 December
	2025	2024	2023
Number of options outstanding	296,304	246,303	106,304
Range of exercise price	$0-$250	$0-$250	$0-$250
Range of expiry dates	April 2027 – August 2035	April 2027 – June 2036	April 2027– June 2036
Weighted average remaining contractual life (in years)	7.22	7.72	6.05

	As of 31 December
Strike price	2025	2024
$0-20	230,611	180,610
$20-47.5	17,646	17,646
$47.5-61.5	6,565	6,565
$61.5-85	36,894	36,894
$250	4,588	4,588

13	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

The following table represents the movement of the foreign currency translation reserve:

Foreign currency
translation reserve
USD
As of 1 January 2023	(4,347,257)
Currency translation difference	(6,252,297)
Transfer to reserve of disposal groups classified as held for sale	(866,512)
As of 31 December 2023	(11,466,066)
Currency translation difference	(5,137,720)
As of 31 December 2024	(16,603,786)
Currency translation difference	356,650
As of 31 December 2025	(16,247,136)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

13	Foreign currency translation reserve (continued)

The following table represents the movement of the reserve of disposal groups classified as held for sale:

Reserve of disposal
groups classified as held
for sale
USD
As of 1 January 2023	(492,474)
Currency translation difference	953,002
Transfer from foreign currency translation reserve	866,512
Disposal of subsidiaries	779,697
As of 31 December 2023	2,106,737
Currency translation difference	265,777
As of 31 December 2024	2,372,514
Currency translation difference	(78,058)
As of 31 December 2025	2,294,456

14	Other reserves, derivative warrant liabilities, and earnouts liabilities

14.1.Other reserves

On 19 November 2024 and 10 February 2025, the Group received proceeds of $1,636,000 and $2,000,000, respectively, in connection with a private placement financing round. In exchange, the Group issued 341,545 and 417,536 pre-funded warrants, respectively, each exercisable at $4.79 for one Class A Ordinary Share of Swvl Holdings Corp with a par value of $0.0025 per share. In connection with the placement round in 2025, the Group also issued private warrants which are convertible to Class A ordinary shares exercisable at $4.79 per share, the fair value for such warrants was determined to be $ 351,073 at the time of recognition using BSOPM as disclosed in Note 4.4. Such warrants are held at fair value, and subsequent changes to fair value are recorded in the statement of comprehensive income.

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

Further, the Group has received $250,000 in cash from a Board members in connection to its private placement, for which the shares had not been issued as of 31 December 2025, which is classified as other reserves until the issuance of such shares. The shares will be recognized within share capital and share premium upon issuance with par value of $0.0025 per share.

14.2.	Derivative warrant liabilities:

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

14	Other reserves, derivative warrant liabilities, and earnouts liabilities (continued)

14.2.Derivative warrant liabilities: (continued)

Private and Public Warrants (continued)

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

	As of 31 December
	2025	2024
	USD	USD
Opening balance	669,156	106,420
Issuance of warrants	1,526,226	—
Change in fair value during the year	(1,794,576)	562,736
Ending balance	400,806	669,156

14.3	Earnouts liabilities:

During the time period between the Closing Date and the five-year anniversary of the Closing Date (the “Earnout Period”), eligible Swvl Shareholders may receive up to 600,000 additional shares of the Parent Company’s Common Shares A (the “Earnout Shares”) in the aggregate in three equal tranches if the volume-weighted average closing sale price of our Common Stock is greater than or equal to $312.5 (tranche 1), $375 (tranche 2), and $437.5 (tranche 3) for any 20 trading days within any 30 consecutive trading day period (the “Trigger Events”) (or an earlier Change of Control event).

The management estimated the probability of vesting for each tranche based on frequency that each trance vests across multiple simulation paths using a Monte Carlo simulation. The probability of vesting was very distant and accordingly the management recorded the fair value of the earnout liabilities as of 31 December 2025 to be $0.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

15	Accounts payable, accruals and other payables

	As of 31 December
	2025	2024
	USD	USD
Financial items
Accounts payables (i)	6,806,786	5,709,577
Accrued expenses	245,810	2,592,446
Captain payables	732,402	367,436
Salaries payable (ii)	269,121	372,034
Credit facility (iii)	451,336	158,203
LTRA payable (iv)	101,200	78,125
Other payables	120,547	98,745
	8,727,202	9,376,566
LTRA payable non-current portion (iv)	(16,867)	(30,850)
	8,710,335	9,345,716
Non-financial items
Advances from individual customers (e-wallets) (v)	—	5,690
Total accounts payable, accruals and other payables	8,710,335	9,351,406

(i)	The Group entered into settlement agreements with certain creditors that release the Group of a portion of creditor balances by discounting a portion of the outstanding liabilities, these creditors are mainly associated with the SPAC transaction costs. The agreements resulted in discounts of $0 during the year ended 2025 (2024: $86,911 and 2023: $18,765,248) (Note 22). The discounted amounts were charged to the consolidated statement of comprehensive income.
(ii)	Salaries payable included $94,007 related to outstanding compensation for key management during 2025, 2024 and 2023.
(iii)	This amount represents the outstanding amount due to a financial institution where Swvl for Smart Transport Applications and Services LLC has obtained a credit facility to fund its working capital operations. The credit facility is in Egyptian Pounds, repayable in 30 to 60 days, with an effective annual interest rate of approximately 26.2% (2024: 27.7%).
(iv)	This amount represents the outstanding balance due to LTRA. Total balance of $101,200 to be paid on four instalments starting at May 2024 and ends at May 2027. Outstanding balance has been discounted using an appropriate market discount rate at the date of agreement inception.

Maturity analysis of LTRA payable discounted to present value is as follows:

	As of 31 December
	2025	2024
	USD	USD
Less than one year (current)	84,333	47,275
One to three years	16,867	30,850
As of 31 December	101,200	78,125

(v)	Advances from individual customers (e-wallets) are used by customers against future bookings.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

16	Lease liabilities and right-of-use assets

The Group’s lease environment includes rental of office space across different locations of operation.

Office leases

The Group has leased office space across different locations of operations with lease terms ranging from 1 to 7 years. The Group has determined the non-cancellable lease term for individual leases based on the requirements under IFRS 16 and considering the options available to extend the lease agreement or not to terminate the lease agreements.

Lease term

The Group’s contractual arrangements with the lessors generally contain lease term extension and early termination options that are to be mutually agreed upon between the lessor and the Group. Certain other leased office spaces contractually allow the lease agreement to be extended or terminated beyond the non-cancellable period solely upon the Group’s discretion.

Low value leases

The Group has not identified any low value leases for the years ended 31 December 2025 and 31 December 2024.

16.1	Right-of-use assets

	As of 31 December
	2025	2024
	USD	USD
Balance as of 1 January	232,612	484,362
Additions during the year	1,102,480	—
Depreciation charge for the year	(225,085)	(177,107)
Foreign currency adjustment	710	(74,643)
Balance as of 31 December	1,110,717	232,612

Depreciation is allocated as detailed below:

	2025	2024	2023
	USD	USD	USD
General and administrative expenses (Note 19)	225,085	97,200	127,979
Discontinued operations	—	79,907	236,137
	225,085	177,107	364,116

16.2	Lease liabilities

	As of 31 December
	2025	2024
	USD	USD
Balance as of 1 January	1,047,064	1,662,411
Additions during the year	1,030,675	—
Accretion of interest	94,186	73,528
Repayments	(697,115)	(484,690)
Foreign currency adjustment	7,163	(204,185)
Balance as of 31 December	1,481,973	1,047,064

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

16	Lease liabilities and right-of-use assets (continued)
16.2	Lease liabilities (continued)

Maturity analysis

	As of 31 December
	2025	2024
	USD	USD
Current portion	479,240	606,881
Non-current portion	1,002,733	440,183
Lease liabilities as of 31 December	1,481,973	1,047,064

Accretion of interest is allocated as detailed below:

	2025	2024	2023
	USD	USD	USD
Finance cost (Note 24)	94,186	25,121	49,248
Discontinued operations	—	48,407	78,178
	94,186	73,528	127,426

Amounts recognised in the consolidated statement of comprehensive income:

	As of 31 December
	2025	2024	2023
	USD	USD	USD
Interest expense on lease liabilities	(94,186)	(73,528)	(127,426)
Interest income on sublease receivables	—	12,349	37,706
Depreciation for right-of-use assets	(225,085)	(177,107)	(364,116)
	(319,271)	(238,286)	(453,836)

16.3	Sublease receivables

	As of 31 December
	2025	2024
	USD	USD
Balance as of 1 January	—	571,022
Interest income	—	12,349
Lease rentals received	—	(583,371)
Balance as of 31 December	—	—

On 1 November 2022, the Group entered into a sub-lease agreement for a space of 10,417 square feet, part of the head office in Dubai. The agreement commenced on same date of the agreement and expired 1 November 2024.

Interest income is allocated as detailed below:

	2025	2024	2023
	USD	USD	USD
Discontinued operations	—	12,349	37,706
	—	12,349	37,706

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

17	Revenue

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

	For the year ended 31 December
	2025	2024	2023
	USD	USD	USD
Business to business	20,267,282	12,975,199	16,636,471
Business to customers	3,900,606	4,232,163	6,215,792
	24,167,888	17,207,362	22,852,263

The following table presents the Group’s revenue reconciliation disaggregated by geographical location. Revenue by geographical location is based on where the transaction occurred.

	For the year ended 31 December
	2025	2024	2023
	USD	USD	USD
Egypt	16,199,075	13,545,819	20,970,829
Gulf Cooperation Council ("GCC")	7,968,813	3,661,543	1,881,434
	24,167,888	17,207,362	22,852,263

18	Cost of sales

	For the year ended 31 December
	2025	2024	2023
	USD	USD	USD
Cost of transportation for B2B	16,749,253	10,654,177	14,185,568
Cost of transportation for B2C	3,059,242	2,913,963	4,555,709
	19,808,495	13,568,140	18,741,277

19	General and administrative expenses

	For the year ended 31 December
	2025	2024	2023
	USD	USD	USD
Staff costs	3,853,036	7,543,521	2,825,482
Professional fees	969,105	1,242,604	1,622,712
Technology costs	518,438	750,033	1,118,557
Other expenses	367,523	253,982	167,413
Rent expense	265,581	53,203	56,755
Insurance	254,664	659,280	3,213,714
Depreciation of right-of-use assets (Note 16.1)	225,085	97,200	127,979
Depreciation of property and equipment (Note 5)	188,003	96,727	100,691
Travel and accommodation	65,851	72,996	55,990
Amortization of intangible assets (Note 6)	32,457	36,372	32,375
Outsourced employees	13,354	265,837	378,028
Entertainment	3,768	14,624	19,748
Utilities	2,250	40,277	45,255
Customer experience costs	—	—	21,036
	6,759,115	11,126,656	9,785,735

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

20	Selling and marketing expenses

	For the year ended 31 December
	2025	2024	2023
	USD	USD	USD
Offline marketing expenses	49,354	71,571	48,272
Staff costs	429,399	49,413	38,252
Growth marketing expenses	—	—	6,907
	478,753	120,984	93,431

21	Staff costs

	For the year ended 31 December
	2025	2024	2023
	USD	USD	USD
Salaries and other benefits	4,085,343	7,490,527	2,578,083
Share compensation scheme charge/(reversal)	97,368	56,450	285,651
Employee end of service benefits charge	99,724	45,957	—
	4,282,435	7,592,934	2,863,734

22	Other income

	For the year ended 31 December
	2025	2024	2023
	USD	USD	USD
Other income	2,981,959	174,713	68,929
Waiver of creditor balances (Note 15)	—	86,911	18,765,248
	2,981,959	261,624	18,834,177

23	Finance income

	For the year ended 31 December
	2025	2024	2023
	USD	USD	USD
Dividend income	189,981	72,748	51,438
Interest income	228	1,613	8,374
	190,209	74,361	59,812

24	Finance cost

	For the year ended 31 December
	2025	2024	2023
	USD	USD	USD
Lease finance charges (Note 16.2)	94,186	25,121	49,248
Interest accretion on financial liabilities	17,116	15,858	12,192
Interest expense on loans	71,441	—	—
	182,743	40,979	61,440

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

25	Taxes
25.1	Components of provision for income taxes

The components of the provision for income taxes were as follows:

	For the year ended 31 December
	2025	2024	2023
	USD	USD	USD
Income tax benefit	78,018	—	41,305
	78,018	—	41,305

25.2	Deferred tax asset

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

	As of 31 December
	2025	2024
	USD	USD
As of 1 January	5,288,913	9,468,808
Income tax benefit	78,018	—
Expiration	-	(563,709)
Reversal	(233,084)	—
Foreign currency adjustments	352,957	(3,616,186)
As of 31 December	5,486,804	5,288,913

25.3	UAE Federal Corporate Tax

The Group has recognized an income tax benefit of $78,018 on account of the losses in the United Arab Emirates which are expected to be recoverable from future taxable income periods.

26	Earnings/(loss) per share

Basic earnings/(loss) per share (“EPS”) is computed by dividing the net profit/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, adjusted for the effect of the Conversion Ratio as discussed in Note 1 and applied retrospectively to all prior years presented.

600,000 Earnout Shares, 897,384 warrants and 54,398 employees share options after the impact of reverse share split have been excluded from the calculation of weighted average shares outstanding, as they are deemed to be out of money during the year as the share price was significantly below exercise prices. Weighted average number of ordinary shares outstanding during the year ended 2025 includes 759,082 shares to be issued against pre-funded warrants, in line with IAS 33 - Earnings per Share.

In years where the Group was loss-making, potentially dilutive instruments all have an anti-dilutive impact and therefore have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding equity awards, warrants, share options and convertible loans and could potentially dilute earnings per share in the future.

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

26	Earnings/(loss) per share (continued)

The following table sets forth the computation of basic and dilutive profit/(loss) from:

	As of 31 December
	2025	2024	2023
	USD	USD	USD
Profit/(loss) from continuing operations for the year attributable to equity holders of the Parent Company	1,314,256	(11,065,062)	13,132,766
Profit/(loss) from discontinued operations for the year attributable to equity holders of the Parent Company	(1,534)	795,369	(10,076,290)

Weighted average number of ordinary shares outstanding during the year for basic EPS	10,666,740	8,656,553	6,785,700

Weighted average number of ordinary shares adjusted for the effect of dilution	10,780,520	8,656,553	11,026,477

Profit/(loss) per share attributable to equity holders of the Parent Company from continuing operations – basic	0.12	(1.28)	1.94

Profit/(loss) per share attributable to equity holders of the Parent Company from continuing operations – diluted	0.12	(1.28)	1.19

Profit/(loss) per share attributable to equity holders of the Parent Company – basic	0.12	(1.19)	0.45

Profit/(loss) per share attributable to equity holders of the Parent Company – Diluted	0.12	(1.19)	0.28

27	Related party transactions and balances

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

27	Related party transactions and balances (continued)

Compensation of key management personnel

Key management personnel of the Group comprise the directors and senior management of the Group.

	As of 31 December
	2025	2024	2023
	USD	USD	USD
Short-term employee benefits	453,370	384,221	365,710
Provision for end of service benefits	19,672	—	—
Share-based payments	5,463	2,013,773	93,667
	478,505	2,397,994	459,377
No. of key management	3	3	3

Transactions with related parties

Details of transactions with related parties during the year, other than those which have been disclosed elsewhere in these consolidated financial statements, are as follows:

	As of 31 December
	2025	2024
	USD	USD

Repayments made to board members	—	131,523
Group financing through private placement	—	450,000

Balances with related parties

The following balances are outstanding at the end of the year in relation to the above transactions with related parties:

	As of 31 December
	2025	2024
	USD	USD
Due to related parties	—	—

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

28	Financial instruments by category

Financial assets as per consolidated statement of financial position

	As of 31 December
	2025	2024
	USD	USD
At amortised cost
Trade and other receivables	6,256,738	4,009,282
Cash and cash equivalents	4,414,456	4,958,983
	10,671,194	8,968,265

Financial liabilities as per consolidated statement of financial position

	As of 31 December
	2025	2024
	USD	USD
Accounts payable, accruals and other payables excluding non-financial items (i)	8,727,202	9,376,566
Lease liabilities	1,481,973	1,047,064
Deferred purchase price	694,134	1,148,013
Other tax liabilities	1,640,682	836,117
Derivative warrant liabilities	400,806	669,156
	12,944,797	13,076,916
(i)	Non-financial items include advances from individual customers (e-wallets) and advances from customers as disclosed in Note 15.

29	Fair value of financial instruments

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

as of 31 December 2025 (continued)

29	Fair value of financial instruments (continued)

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

The carrying amounts of the financial assets and financial liabilities approximate their fair values. The Group’s measurement of embedded derivatives are classified in Level 2.

30	Discontinued operations

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

	2025	2024
ASSETS
Current assets
Cash and cash equivalents	—	1,522
Total assets classified as held for sale	—	1,522

LIABILITIES
Current liabilities
Interest-bearing loans	1,258,387	1,171,546
Accounts payable, accruals and other payables	2,746,781	2,754,019
Total liabilities classified as held for sale	4,005,168	3,925,565
Net assets directly associated with assets classified as held for sale	(4,005,168)	(3,924,043)

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

30	Discontinued operations (continued)

	2025	2024	2023
Results for the year from discontinued operations
Revenue	—	—	13,354,491
Cost of sales	—	—	(10,638,283)
Gross income from discontinued operations	—	—	2,716,208

General and administrative expenses	(1,534)	(536,383)	(3,509,132)
Selling and marketing expenses	—	—	(1,023,741)
Other income, net	—	254,059	80,842
Operating loss from discontinued operations	(1,534)	(282,324)	(1,735,823)

Gain/(loss) on disposal of subsidiaries	—	1,126,100	(8,285,250)
Finance cost, net	—	(48,407)	(55,217)
Profit/(loss) before tax from discontinued operations	(1,534)	795,369	(10,076,290)

Income tax benefit	—	—	—
Profit/(loss) for the year from discontinued operations	(1,534)	795,369	(10,076,290)

Attributable to:
Equity holders of the Parent Company	(1,534)	726,325	(10,076,290)
Non-controlling interests	—	69,044	—
	(1,534)	795,369	(10,076,290)

Profit/(loss) per share
Basic	—	0.09	(1.48)
Diluted	—	0.09	(0.91)

Cash flow
Operating	(1,534)	795,369	(10,076,290)
Investing	—	—	—
Financing	—	—	—
Net cash flow	(1,534)	795,369	(10,076,290)

30.1. Disposal of subsidiaries

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

30.1.1. Swvl Global FZE

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

30	Discontinued operations (continued)

30.1. Disposal of subsidiaries (continued)

30.1.2. SWVL Pakistan (private) Ltd.

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

30.1.3. Voltline BV.

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

30.1.4. Shotl

The disposal was completed on 22 February 2023, on which date full control of Shotl was passed to the acquirer. During 2023 there was no movement included in the discontinued operations as the entity was dormant.

A gain of $242,257 arose on the disposal of the entity, being the difference between the proceeds of the disposal and the carrying amount of the subsidiary’s net assets and attributable goodwill.

30.1.5. Urbvan

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

30.2. Summary of (gain)/loss on disposal groups

For the year ended 31 December 2024

Swvl Global FZE
Liabilities	1,126,100
Gain on disposal	(1,126,100)

The major classes of assets and liabilities are detailed as follows:

Swvl Global FZE

Accounts payable, accruals and other payables	1,126,100
Total liabilities	1,126,100

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

30	Discontinued operations (continued)

30.2. Summary of (gain)/loss on disposal groups (continued)

For the year ended 31 December 2023

	Pakistan Private Ltd.	Voltline BV.	Shotl	Urbvan	Total
Sale consideration	(20,000)	(5,000,000)	(377,829)	(9,335,867)	(14,733,696)
Foreign currency reserve	1,600,981	103,808	(58,580)	(866,512)	779,697
Non-controlling interest	—	—	1,152,077	—	1,152,077
Assets	103,834	4,357,712	—	22,300,011	26,761,557
Liabilities	(22,683)	(1,853,007)	(957,925)	(1,952,619)	(4,786,234)
Loss for the year	—	—	—	(888,151)	(888,151)
(Gain)/loss on disposal	1,662,132	(2,391,487)	(242,257)	9,256,862	8,285,250

The major classes of assets and liabilities are detailed as follows:

	Pakistan
	Private Ltd.	Voltline BV.	Shotl	Urbvan	Total
Property and equipment	—	115,310	—	180,094	295,404
Intangible assets	—	2,024,065	—	10,534,278	12,558,343
Right-of-use assets	—	576,299	—	131,516	707,815
Deferred tax assets	—	—	—	4,241,746	4,241,746
Trade and other receivables	—	690,241	—	6,695,629	7,385,870
Prepaid expenses and other current assets	—	65,347	—	160,523	225,870
Cash and cash equivalents	103,834	886,450	—	356,225	1,346,509
Total assets	103,834	4,357,712	—	22,300,011	26,761,557

Interest-bearing loans	—	407,615	316,293	—	723,908
Provision for employees’ end of service benefits	—	—	—	267,751	267,751
Lease liability	—	628,845	—	330,563	959,408
Accounts payable, accruals and other payables	22,683	816,547	186,945	1,354,305	2,380,480
Loans from a related party	—	—	454,687	—	454,687
Total liabilities	22,683	1,853,007	957,925	1,952,619	4,786,234

30.3.	Subsidiaries under liquidation

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

Swvl Holdings Corp and its subsidiaries

Notes to the consolidated financial statements

as of 31 December 2025 (continued)

31	Contingent liabilities

The Group has contingent liabilities as of 31 December 2025 in respect of legal claims amounting to $26,315 (31 December 2024: $49,290).

The claims are related to on-going cases in Egypt within the normal course of business and the group’s lawyers have advised that they do not consider that the claim has merit, and they have recommended that it be contested.

32	Subsequent events

The Group has evaluated events and transactions occurring after the reporting date up to the date of approval of the financial statements. There are no subsequent events that require adjustment to or disclosure in these financial statements in accordance with IAS 10 Events after the Reporting Period.